Form 20-F
period 2006-12-31
TAM S.A.
filed 2007-06-01
CIK 1353691

As filed with the Securities and Exchange Commission on June 1, 2007

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☑	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
Commission file number 001-32826
TAM S.A.
(Exact name of Registrant as specified in its charter)
Not applicable
(Translation of Registrant’s name into English)
The Federative Republic of Brazil
(Jurisdiction of incorporation or organization)
Av. Jurandir, 856, Lote 4, 1° andar
04072-000, São Paulo, SP
Federative Republic of Brazil
(Address of principal executive offices)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Preferred Shares, without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by	New York Stock Exchange
American Depositary Receipts), each representing
one Preferred Share

*	Not for trading purposes, but only in connection with the trading on the New York Stock Exchange of American Depositary Shares representing those Preferred Shares.
Securities registered or to be registered pursuant to Section 12(g) of the Act: None.
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.
59,792,055 Common Shares
90,771,286 Preferred Shares
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☐ Yes    ☑ No
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. ☐ Yes       ☑ No
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. ☑ Yes       ☐ No
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.
Large accelerated filer ☐       Accelerated filed ☐       Non-accelerated filer ☑
Indicate by check mark which financial statement item the registrant has elected to follow. ☐ Item 17       ☑ Item 18
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). ☐ Yes       ☑ No

-i-

(continued)

-ii-

INTRODUCTION
In this annual report, the term the “Registrant” refers to TAM S.A. , a sociedade anônima organized under the laws of Brazil, and the terms “we,” “our” and “us” refer to the Registrant and its consolidated subsidiaries (TAM Linhas Aéreas S.A., or TAM Linhas Aéreas, Transportes Aéreos del Mercosur S.A., or TAM Mercosur, Fidelidade Viagens e Turismo Ltda., or TAM Viagens, TAM Capital Inc., or TAM Capital, and TAM Financial Services Ltd., or TAM Financial. References to “preferred shares” and “ADSs” refer to the non-voting preferred shares of the Registrant and American depositary shares representing those preferred shares, respectively, except where the context otherwise requires.
In this annual report, the term “ANAC” refers to the National Civil Aviation Agency or Agência Nacional de Aviação Civil, the national aviation agency. The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil (and includes ANAC). The term “Central Bank” refers to the Central Bank of Brazil. The terms “U.S. dollar” and “U.S. dollars” and the symbol “US$” refer to the legal currency of the United States. The terms “real” and “reais” and the symbol “R$” refer to the legal currency of Brazil and the term “centavos” means the 100th part of the real.
This annual report contains terms relating to operating performance within the airline industry that are defined as follows:
•	“ASK” means available seat kilometers, or the product of multiplying the number of seats available in all the aircraft by the distance the seats are flown in kilometers.
•	“Average tariff” means the quotient of dividing passenger transport revenue by the number of paying passengers transported.
•	“BELF” means the break-even load factor (or load factor in which revenue equals operating costs and expenses).
•	“Block hours” refers to the elapsed time between an aircraft’s leaving an airport gate and arriving at an airport gate.
•	“CASK” means cost per ASK, or quotient of dividing total operating costs by the number of available seat kilometers. The result is presented in this annual report in centavos per ASK.
•	“Load factor” means the percentage of aircraft occupied on flights, or quotient between RPK and ASK.
•	“RASK” means revenue per ASK, or quotient of dividing total operating revenue by the number of available seat kilometers. The result is presented in this annual report in centavos per ASK.
•	“RPK” means revenue passenger kilometer corresponding to the product of multiplying the number of paying passengers transported by the number of kilometers flown by such passengers.
•	“Yield” means the average amount paid per passenger to fly one kilometer.

PRESENTATION OF FINANCIAL AND OTHER DATA
We prepare our consolidated annual financial statements and unaudited interim condensed consolidated financial information in accordance with Law No. 6,404/76, as amended (which we refer to as Brazilian corporation law), accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil) and the standards and procedures established by the CVM. We refer to these accounting practices, standards and procedures as accounting practices adopted in Brazil or Brazilian GAAP. Our consolidated annual financial statements and unaudited interim consolidated financial information are also prepared in accordance with ANAC Administrative Decree No. 33 of January 13, 2005, which sets domestic price levels for embarkation, parking, stopovers and unified prices for the use of airport infrastructure, or the ANAC Account Plan. Our consolidated annual financial statements also include the reconciliation of shareholders’ deficit and net income (loss) to generally accepted accounting principles in the United States, or U.S. GAAP. Brazilian GAAP differs in certain significant respects from U.S. GAAP. For a summary of certain significant differences, see note 31 of our consolidated annual financial statements for the years ended December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, included elsewhere in this annual report. For a summary of the reconciliation from Brazilian GAAP to U.S. GAAP in our consolidated annual financial statements and unaudited financial information see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Reconciliation to U.S. GAAP,” and our audited consolidated annual financial statements at December 31, 2006 and 2005 and for each of the three years ended December 31, 2006, included elsewhere in this annual report.
Our audited consolidated annual financial statements at December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006 which have been audited by our independent registered public accounting firm, are included in this annual report.
We maintain our books and records in reais.
All references in this annual report to numbers of our common and preferred shares reflect a share split which took place on May 16, 2005, pursuant to which holders of our existing shares received two shares of the same class and type for each share held.
This annual report contains translations of various real amounts, before rounding, into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the real amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated the real amounts using a rate of R$2.1380 to US$1.00, the U.S. dollar selling rate at December 31, 2006 published by the Central Bank on its electronic information system, SISBACEN, using transaction PTAX 800, option 5. On May 31, 2007, the U.S. dollar selling rate published by the Central Bank on SISBACEN, using transaction PTAX 800, option 5, was R$1.9289 to US$1.00.
The information contained in this annual report relating to Brazil and the Brazilian economy is based on data published by the Central Bank, government agencies and other independent sources. Data and statistics regarding the Brazilian civil aviation markets are based on publicly available data published by ANAC. Data and statistics regarding the international civil aviation markets are based on publicly available data published by the International Civil Aviation Organization (ICAO) and the International Air Transport Association (IATA). We also make statements in this annual report about our competitive position and market share in, and the market size of, the Brazilian airline industry. We have made these statements on the basis of statistics and other information from third-party sources that we believe are reliable. Although we have no reason to believe any of this information or these reports are inaccurate in any material respect, we have not independently verified the competitive position, market share and market size or market growth data provided by third parties or by industry or general publications.
Certain figures in this document have been subject to rounding adjustments. Accordingly, figures shown as totals in certain tables may not be an arithmetic aggregation of the figures that precede them.

FORWARD-LOOKING STATEMENTS
This annual report includes certain forward-looking statements (particularly in “Item 3. Key Information — D. Risk Factors,” “Item 4. Information on the Company — B. Business Overview” and “Item 5. Operating and Financial Review and Prospects”). These forward-looking statements are based principally on our current expectations and on projections of future events and financial trends that currently affect or might affect our business. In addition to the items discussed in other sections of this annual report, there are many significant factors that could cause our financial condition and results of operations to differ materially from those set out in our forward-looking statements, including factors such as:
•	economic and political developments in both Brazil and the principal international markets in which we operate;
•	our management’s expectations and estimates as to future financial performance, financial plans and the impact of competition on our business;
•	our level of indebtedness and other payment obligations;
•	our plans relating to investments and capital expenditures;
•	variations in interest rates, inflation and the exchange rate relating to the real (with respect to both potential depreciation and appreciation of the real);
•	existing and future regulations;
•	increases in fuel costs, maintenance costs and insurance premiums;
•	changes in market prices, preferences of consumers and competitive conditions;
•	cyclical and seasonal variations in our results of operations;
•	defects or other mechanical problems in our aircraft;
•	the implementation of our strategies and growth plans;
•	changes in fiscal policy and tax laws; and
•	other risk factors set forth in “Item 3. Key Information — D. Risk Factors.”
The words “believe,” “expect,” “continue,” “understand,” “hope,” “estimate,” “will,” “may,” “might,” “should,” “intend” and other similar expressions are intended to identify forward-looking statements and estimates. Such statements refer only to the date on which they were expressed and we assume no obligation to publicly update or revise any such estimates resulting from new information or any other events. As a result of the inherent risks and uncertainties involved, the forward-looking statements included in this annual report may not be accurate and our future results of operations and performance may differ materially from those set out for a number of different reasons. No forward-looking statement in this annual report is a guarantee of future performance and each estimate involves risks and uncertainties.
Investors are cautioned not to place undue reliance on any forward-looking statements.

PART I
ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3. KEY INFORMATION
A. Selected Financial Data
The tables below contain a summary of our financial data as of and for each of the periods indicated and were extracted from our consolidated annual financial statements, prepared in accordance with Brazilian GAAP and the Plan of Accounts drawn up by ANAC. The information set forth in this section should be read in conjunction with our consolidated annual financial statements (including the notes thereto) and “Presentation of Financial and Other Data” and “Item 5. Operating and Financial Review and Prospects.”
The summary consolidated annual financial information at December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, prepared in accordance with Brazilian GAAP, is derived from our audited consolidated annual financial statements included elsewhere in this annual report audited by our independent registered public accounting firm.
The summary information described above also includes the reconciliation of certain items to U.S. GAAP. Brazilian GAAP differs in certain significant respects from U.S. GAAP. For a summary of certain significant differences, see note 31 of our consolidated annual financial statements for the year ended December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, included elsewhere in this report. For a summary of the reconciliation from Brazilian GAAP to U.S. GAAP in our consolidated annual financial statements see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Reconciliation to U.S. GAAP.”
For your convenience, the following tables also contain U.S. dollar translations of the real amounts presented at December 31, 2006, translated using the rate of R$2.1380 to US$1.00, the U.S. dollar selling rate at December 31, 2006 published by the Central Bank on SISBACEN, using transaction PTAX 800, option 5.
The tables below entitled “Operating Data Computed Using Financial Information Under Brazilian GAAP,” “Operating Data Computed Using Financial Information Under U.S. GAAP” and “Additional Operating Data” also include unaudited operational and other data indicative of performance utilized by certain investors in evaluating companies operating in the global air transportation sector. This unaudited operational data is not included in or derived from our consolidated annual financial statements.

	At December 31,
Brazilian GAAP	2006	2006	2005	2004	2003	2002
	(US$
Balance sheet data	millions)	(R$ millions)
Cash and banks	57	123	93	86	71	46
Financial investments	1,090	2,331	903	211	101	—
Customer accounts receivable	365	781	763	553	293	240
Total assets	2,417	5,168	3,311	2,203	2,788	3,537
Debt(1)	212	453	270	151	81	203
Finance lease and operating lease liabilities(1)	76	162	218	261	1,235	1,649
Debentures(1)	266	569	59	75	137	89
Advance ticket sales	355	759	558	367	225	181
Shareholders’ equity	678	1,449	760	191	42	204

(1)	Refers to the total balance of current liabilities plus long-term liabilities.

	At December 31,
U.S. GAAP	2006	2006	2005
	(US$
Balance sheet data	millions)	(R$ millions)
Cash and cash equivalents	140	300	93
Marketable securities	1,007	2,153	903
Customer accounts receivable, net	365	781	763
Total assets	3,582	7,657	6,057
Debt(1)	212	453	270
Obligations under finance leases(1)	1,108	2,369	2,845
Debentures(1)	266	569	59
Advance ticket sales	355	759	558
Shareholders’ equity	717	1,532	620

(1)	Refers to the total balance of current liabilities plus long-term liabilities.

	Year Ended December 31,
Brazilian GAAP	2006	2006	2005	2004	2003	2002
	(US$
	millions)
Statement of operations data	(1)	(R$ millions)(1)
Gross operating revenue	3,602	7,700	5,910	4,744	3,768	3,472
Air transportation revenues:
Domestic	2,414	5,162	4,192	3,233	2,688	2,533
International	719	1,538	1,034	893	679	587
Cargo	228	487	407	319	236	220
Other operating revenues	241	514	277	299	165	132
Taxes and deductions	(166)	(355)	(261)	(224)	(176)	(142)

Net operating revenue	3,436	7,345	5,649	4,520	3,592	3,330
Operating expenses:
Fuel	(996)	(2,130)	(1,695)	(1,067)	(787)	(748)
Sales and marketing	(409)	(875)	(855)	(656)	(527)	(463)
Aircraft and flight equipment leases	(336)	(719)	(627)	(651)	(648)	(574)
Personnel	(408)	(873)	(669)	(546)	(417)	(435)
Maintenance	(181)	(388)	(356)	(389)	(372)	(329)
Services rendered by third parties	(253)	(540)	(374)	(360)	(304)	(337)
Landing, take-off and navigational tariffs	(147)	(315)	(233)	(186)	(151)	(185)
Depreciation and amortization	(48)	(102)	(85)	(91)	(155)	(133)
Aircraft insurance	(16)	(35)	(40)	(53)	(77)	(66)
Other	(174)	(372)	(288)	(227)	(186)	(296)

Total operating expenses	(2,967)	(6,348)	(5,222)	(4,226)	(3,624)	(3,566)

Gross income (loss)	469	997	427	294	(32)	(236)
Financial income (expenses), net	(13)	(28)	(92)	(82)	261	(671)
Other operating income (expenses), net	(59)	(126)	(31)	(14)	(9)	(10)

Operating income (loss)	397	842	304	198	220	(917)
Non-operating income (expenses), net	5	11	(8)	300	15	46

Income (loss) before income tax and social contribution	402	854	296	498	235	(871)
Income tax and social contribution	(139)	(297)	(109)	(156)	(61)	265

Income (loss) before minority interest	263	557	187	342	174	(606)
Minority interest	(1)	(1)	—	(1)	0	—

Income (loss) for the year	262	556	187	341	174	(606)

Number of shares outstanding at year end, excluding treasury shares (in thousands of shares) (2):
Common shares	59,792	59,792	59,816	29,908	29,908	29,110
Preferred shares	90,771	90,771	84,243	31,457	31,457	31,457
Total	150,563	150,563	144,059	61,365	61,365	60,567
Net income (loss) per share (in reais and US dollars) (2)	1.73	3.69	1.30	2.78	1.42	(5.00)
Net income (loss) per ADS (in reais and US dollars) (2)	1.73	3.69	1.30	2.78	1.42	(5.00)
Dividends declared per share:
Common shares (in reais and US dollars)	0.4186	0.8949	0.2041	—	—	—
Preferred shares (in reais and US dollars)	0.4186	0.8949	0.2041	—	—	—
Dividends declared per ADS (in reais and US dollars)	0.4186	0.8949	0.2041	—	—	—

(1)	Except where indicated.

(2)
A share split took place on May 16, 2005, pursuant to which all holders of our existing shares received two shares of the same class and type for each share held. All periods are presented considering the share split effects.

	Year ended December 31,
U.S. GAAP	2006	2006	2005	2004
	(US$
	millions)
Statement of operations data	(1)	(R$ millions)(1)
Gross operating revenue	3,595	7,686	5,895	4,744
Air transportation revenues:
Domestic	2,414	5,162	4,192	3,233
International	719	1,538	1,034	893
Cargo	228	487	407	319
Other operating revenues	233	499	262	299
Taxes and deductions	(167)	(356)	(261)	(224)

Net operating revenue	3,428	7,330	5,634	4,520
Operating expenses:
Fuel	(996)	(2,130)	(1,695)	(1,067)
Sales and marketing	(409)	(875)	(855)	(656)
Aircraft and flight equipment leases	(178)	(381)	(300)	(321)
Personnel	(411)	(878)	(666)	(544)
Maintenance	(181)	(388)	(356)	(389)
Services rendered by third parties	(248)	(531)	(357)	(360)
Landing, take-off and navigational tariffs	(147)	(315)	(233)	(186)
Depreciation and amortization	(104)	(223)	(206)	(193)
Aircraft insurance	(16)	(35)	(40)	(53)
Other	(226)	(483)	(314)	(258)

Total operating expenses	(2,916)	(6,239)	(5,022)	(4,027)

Operating income	512	1,091	612	493
Financial income (expenses), net	71	152	32	137
Income before income tax and social contribution	583	1,242	644	630
Income tax and social contribution	(203)	(433)	(217)	(199)

Income before minority interest	380	809	427	431
Minority interest	(0)	(1)	—	(1)

Income for the year	380	808	427	430

Income per share basic and diluted (weighted average) (2):
Common shares (in reais and US dollars)	2.54	5.42	3.13	3.33
Previous preferred shares (in reais and US dollars)	—	—	1.35	3.67
Current preferred shares (in reais and US dollars) (3)	2.54	5.42	1.90	—
Income per ADS basic and diluted (weighted average) (in reais and US dollars):	2.54	5.42	3.25	3.67

(1)	Except where indicated.

(2)
The data relating to both our preferred and common shares has been adjusted to reflect the share split which took place on May 16, 2005, pursuant to which all holders of our existing shares received two shares of the same class and type for each share held.

(3)
The rights of preferred shareholders were altered on May 16, 2005. Previously, preferred shares had carried the rights to a dividend 10% higher than that distributed to holders of common shares. From May 16, 2005 however preferred shares carried the same dividend rights as common shares. The terms “Previous” and “Current” preferred shares used in the above table reflect this change in entitlement.

Operating Data Computed Using Financial	Year Ended December 31,
Information Under Brazilian GAAP	2006	2006	2005	2004	2003	2002
	(US$)	(R$)	(R$)	(R$)	(R$)	(R$)
Operating data	(unaudited)
RASK (cents/centavos)	9.66	20.65	20.16	21.53	19.90	15.10
RASK scheduled domestic (cents/centavos)	9.30	19.88	20.30	20.84	18.09	13.78
RASK scheduled international (cents/centavos)	7.58	16.21	14.70	17.13	19.23	13.11
Yield scheduled domestic (cents/centavos)	13.59	29.05	31.42	35.21	34.27	27.77
Yield scheduled international (cents/centavos)	9.95	21.28	20.10	23.96	26.65	21.67
CASK (cents/centavos)	8.35	17.85	18.63	20.12	19.10	15.40
CASK except fuel (cents/centavos)	5.55	11.86	12.58	15.04	14.60	11.90
Average tariff (dollars/reais)	125.23	267.74	267.05	305.17	286.50	218.90

Operating Data Computed Using Financial	Year Ended December 31,
Information Under U.S. GAAP	2006	2006	2005	2004
	(US$)	(R$)	(R$)	(R$)
Operating data	(unaudited)
RASK (cents/centavos)	9.66	20.61	20.10	21.53
RASK scheduled domestic (cents/centavos)	9.30	19.88	20.30	20.77
RASK scheduled international (cents/centavos)	7.58	16.21	14.70	17.09
Yield scheduled domestic (cents/centavos)	13.59	29.05	31.42	35.21
Yield scheduled international (cents/centavos)	9.95	21.28	20.10	23.96
CASK (cents/centavos)	8.20	17.54	17.87	19.18
CASK except fuel (cents/centavos)	5.40	11.55	11.82	14.10
Average tariff (dollars/reais)	125.23	267.74	267.05	305.17

	Year Ended December 31,
Additional Operating Data	2006	2005	2004	2003	2002
	(unaudited)
Paid passengers transported (thousands)	25,022	19,571	13,522	11,198	13,756
RPK (millions)	26,289	19,797	13,854	10,916	12,075
ASK (millions)	35,564	28,024	20,999	18,003	22,017
Load factor — %	73.9%	70.6%	66.0%	60.6%	54.8%
Break-even load factor (BELF) — %	63.9%	65.3%	61.7%	61.2%	58.7%
Block hours	390,839	323,729	241,684	210,282	301,103
Kilometers flown — km (thousands)	226,344	185,158	139,367	119,984	161,099
Liters of fuel	1,336,917	1,073,918	820,335	710,962	922,936
Number of employees	13,195	9,669	8,215	7,665	8,181
Average aircraft use during the period (hours per day)	12.66	11.36	8.98	7.62	9.48
Take-offs	245,163	209,831	158,898	147,122	227,001
Average leg (km)	923	882	877	816	710
Until January 1999, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market, or the Commercial Market, and the floating rate exchange market, or the Floating Market. The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad (including the payment of principal of and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and duly registered with the Central Bank). The Floating Market rate generally applied to specific transactions for which Central Bank approval was not required. Both the Commercial Market rate and the Floating Market rate were reported by the Central Bank on a daily basis. In January, 1999 the Brazilian government announced the unification of the exchange positions of the Brazilian financial institutions in the Commercial Market and the Floating Market, leading to a convergence in the pricing and liquidity of both markets.
On March 4, 2005, the Conselho Monetário Nacional issued Resolution No. 3,265 and Resolution No. 3,266 (each of which became effective on March 14, 2005), pursuant to which several changes were introduced in the Brazilian foreign exchange regime, including (i) the unification of the Commercial Market and the Floating Market, and (ii) the relaxation of rules for the acquisition of foreign currency by Brazilian residents. It is expected that the Central Bank will introduce further regulations in relation to foreign exchange transactions as well as to payments and/or transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as International Transfer of Reais), including those made through so-called non-resident accounts (also known as CC5 accounts).
See “Item 3. Key Information — D. Risk Factors — Risks relating to Brazil — Exchange rate instability may have adverse effects on the Brazilian economy, our business, financial condition, results of operations and prospects and the trading price of our ADSs and preferred shares.”

The following tables set forth the Commercial Market rate for the purchase of U.S. dollars expressed in reais per U.S. dollar for the periods and dates indicated:

	Exchange Rates of Reais per U.S. $1.00
Year Ended	Low	High	Average(1)	Period End
December 31, 2002	2.271	3.955	2.931	3.533
December 31, 2003	2.822	3.662	3.072	2.889
December 31, 2004	2.654	3.205	2.926	2.654
December 31, 2005	2.163	2.762	2.285	2.341
December 31, 2006	2.059	2.371	2.215	2.138

(1)	Represents the daily average rate during each of the relevant periods. Source: Central Bank.

	Exchange Rates of Reais per U.S. $1.00
Month Ended	Low	High	Period End
December 2006	2.138	2.169	2.138
January 2007	2.125	2.156	2.125
February 2007	2.077	2.118	2.118
March 2007	2.050	2.139	2.050
April 2007	2.023	2.048	2.034
May 2007	1.929	2.031	1.929
Source: Central Bank.
B. Capitalization and Indebtedness
Not applicable.
C. Reasons for the Offer and Use of Proceeds
Not applicable.
D. Risk Factors
Investing in the ADSs or our preferred shares involves a high degree of risk. Before making an investment decision, you should carefully consider the risks set forth below. Our business, financial condition and results of operations may be materially adversely affected by any of these risks. The trading price of the ADSs or our preferred shares may decrease due to any of these risks, and you may lose all or part of your investment. The risks described below are those that we currently believe may materially affect us.
Risks relating to Brazil
The Brazilian government has exercised, and continues to exercise, significant influence over the Brazilian economy. Brazilian political and economic conditions have a direct impact on our business, financial condition, results of operations and prospects as well as the trading price of the notes.
The Brazilian economy has been characterized by the significant involvement of the Brazilian government, which often changes monetary, credit, fiscal and other policies to influence Brazil’s economy. The Brazilian government’s actions to control inflation and effect other policies have involved wage and price controls, depreciation of the real, controls over remittance of funds abroad, intervention by the Central Bank to affect base interest rates, and other measures. We have no control over, and cannot predict, what measures or policies the Brazilian government may take in the future. Our business, financial condition, results of operations and prospects and the trading price of the notes may be adversely affected by changes in Brazilian government policies, as well as general economic factors, including, without limitation:

•	Brazilian economic growth;
•	inflation;
•	interest rates;
•	variations in exchange rates;
•	exchange control policies;
•	fiscal policy and changes in tax laws;
•	liquidity of domestic capital and lending markets;
•	government control of production activities and oil refining; and
•	other political, diplomatic, social and economic developments in or affecting Brazil.
We cannot predict what future fiscal, monetary, social security and other policies will be adopted by current or future Brazilian governments, or whether these policies will result in adverse consequences to the Brazilian economy, to our business, results of operations, financial condition or prospects, or to the trading prices of our ADSs and preferred shares.
In addition, possible political crises may affect the confidence of investors and the public in general, which may result in economic deceleration and affect the trading prices of securities issued by Brazilian companies.
Exchange rate instability may have adverse effects on the Brazilian economy, our business, financial condition, results of operations and prospects and the trading price of our ADSs and preferred shares.
As a result of inflationary pressures, the Brazilian currency has depreciated frequently over the past decade. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2002, the real fell 34.3% against the U.S. dollar, caused in part by political uncertainties involving the presidential election in Brazil and the global economic recession. Notwithstanding the fact that the real has appreciated 8.8%, 13.4% and 9.5% against the U.S. dollar in 2004, 2005 and 2006 respectively, there can be no guarantees as to whether the real will depreciate or appreciate against the U.S. dollar in the future. The real/U.S. dollar exchange rate reported by the Central Bank on December 31, 2006 was R$2.1380 per U.S. dollar and on May 31, 2007 the exchange rate was R$1.9289 per U.S. dollar.
The majority of our revenues are denominated in reais and a significant portion of our operating expenses (such as fuel, aircraft and engine maintenance, aircraft leasing and insurance payments, parts and engines) are denominated in or linked to the U.S. dollar or other foreign currencies. In the event that we are unable to adjust our prices or to obtain protection through hedging transactions, a depreciation in the real would reduce our profit margins and/or would cause operating losses arising as a result of increased costs or having obligations denominated in or linked to the U.S. dollar (or other foreign currencies in respect of which we have not entered into hedging transactions). Devaluations in the real against the U.S. dollar or other foreign currencies also create inflationary pressures, which can adversely affect us by restricting our access to external financial markets and by leading to government intervention (including the implementation of recessionary policies to curb aggregate demand). Exchange rate instability may adversely affect our business, financial condition, results of operations and the trading price of our ADSs and preferred shares.

Inflation and certain measures by the Brazilian government to curb inflation have historically adversely affected the Brazilian economy and Brazilian securities market, and high levels of inflation in the future would adversely affect our business, financial condition, results of operations and prospects and the trading price of our ADSs and preferred shares.
Brazil has historically experienced extremely high rates of inflation. Inflation and some of the Brazilian government’s measures taken in an attempt to curb inflation have had significant negative effects on the Brazilian economy generally. Inflation, policies adopted to contain inflationary pressures and uncertainties regarding possible future governmental intervention have contributed to economic uncertainty and heightened volatility in the Brazilian securities market.
Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist. According to the General Price Index (Índice Geral de Preços-Mercado, or IGP-M), Brazilian general price inflation rates were 12.4%, 1.2% and 3.8% in 2004, 2005 and 2006 respectively. According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), Brazilian price inflation rates were 7.6%, 5.7% and 3.1% in 2004, 2005 and 2006 respectively.
Brazil may experience high levels of inflation in the future. Inflationary pressures may lead to further intervention in the economy by the Brazilian government, including the introduction of policies that could adversely affect our business, financial condition, results of operations and prospects and the trading price of our ADSs and preferred shares.
In the event that Brazil experiences high inflation in the future, we may not be able to adjust the prices we charge to our passengers to offset the impact of inflation on our costs, leading to decreased net income. Inflationary pressures may also adversely affect our ability to access foreign financial markets, leading to adverse effects on our capital expenditure plans, or anticipate anti-inflation policies instituted by the Brazilian government that may harm our business, financial condition, results of operations and prospects or adversely affect the trading price of our ADSs and preferred shares.
Developments and the perceptions of risks in other countries, especially emerging markets countries, may adversely affect the Brazilian economy, our business, financial condition, results of operations and prospects and the market price of Brazilian securities, including the trading price of our ADSs and preferred shares.
The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging market countries. Although economic conditions are different in each country, the reaction of investors to developments in one country may have a material adverse effect on the market value of securities of Brazilian companies. If there is a crisis in another emerging market country, investor demand for Brazilian securities, including our notes and preferred shares, may decline. This may adversely affect the trading value of our ADSs and preferred shares and any such decline in trading value would create obstacles or otherwise impede our access to capital markets and financing for our future operations.
Variations in interest rates may have adverse effects on our business, financial condition, results of operations and prospects and the trading price of our ADSs and preferred shares.
We are exposed to the risk of interest rate variations, principally in relation to the Long Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP) and the Interbank Deposit Rate, or DI Rate, (in respect of loans denominated in reais) and the London Interbank Offer Rate, or LIBOR, (in respect of operating leases denominated in U.S. dollars).
Beginning in 2003, as inflationary pressures eased, the Conselho Monetário Nacional, the highest monetary regulatory body in the Brazilian government, decreased the TJLP. The TJLP at December 31, 2005 was 9.75% and 6.8% at December 31, 2006. However, any increase in inflation or other macroeconomic pressures may lead the Conselho Monetário Nacional to increase the TJLP.

In addition, as repayments under many of our operating leases are linked to LIBOR, we are exposed to the risk of variations in LIBOR. At December 31, 2006, the estimated future disbursements due on these operating lease contracts linked to LIBOR amounted to US$1,816.2 million.
In the event that the TJLP, the DI rate or LIBOR increase, we will be required to increase the amount of our repayments under our loans and we may not be able to adjust the prices we charge to offset the impact of these increases. If we are unable to adequately adjust our prices, our revenues would not be sufficient to offset the increased expenses pursuant to these loans and this would adversely affect our results of operations. Accordingly, such increases may adversely affect our business, financial condition, results of operations and prospects and the trading price of our ADSs and preferred shares.
Risks Relating to the Civil Aviation Industry and our Business
The regulatory structure of Brazilian civil aviation is undergoing change and we have not yet been able to evaluate the results of this change on our business and results of operations.
Scheduled air transportation services are considered public utilities in Brazil and, accordingly, are subject to extensive regulation by the Brazilian government. The Brazilian civil aviation regulatory structure is undergoing changes designed to help restore the financial stability of certain Brazilian civil aviation companies that have experienced financial difficulties, in line with global trends. These regulatory authorities have therefore taken a more pro-active role in monitoring the development of the Brazilian civil aviation market, through, for example, establishing more rigorous criteria to be followed by air transport companies in creating new routes or increasing flight frequencies, aimed at preventing excess supply. Various legislative initiatives have taken place, including the drafting of a bill to replace Law No. 7,565 of December 19, 1986, or the Brazilian Aeronautics Code, the submission of a new public policy regulation for civil aviation to the Ministry of Defense for approval and the establishment of ANAC, the national aviation agency that has replaced the Departamento de Aviação Civil, or DAC, as the principal regulatory body for Brazilian civil aviation. See “Item 4. Information on the Company — B. Business Overview — Regulation of the Brazilian Civil Aviation Industry — Rights to Operate Air Routes — Future legislation.”
Operation of air transportation services as well as airport infrastructure is exclusive to the Brazilian government which may provide these services directly or through third parties by means of concessions or permits. Our concession to operate scheduled and public passenger and cargo air transportation was obtained on December 9, 1996 and is valid until December 9, 2011. We cannot assure you that we will be able to automatically renew our concession. See “ Item 4. Information on the Company — B. Business Overview — Regulation of the Brazilian Civil Aviation Industry — Overview — Air transportation services concession.”
The importation of any new aircraft is subject to approval by the Commission for Coordination of Civil Air Transportation (Comissão de Coordenação de Transporte Aéreo Civil, or COTAC), a sub-department of ANAC. Recently, ANAC has actively monitored developments in Brazil’s airline market and has taken certain restrictive measures that have helped to restore greater stability to the industry. Our growth plans include expanding into new markets, increasing flight frequency and expanding our fleet, which currently consists of 95 aircraft. Accordingly, our capacity to grow is dependent on receiving the necessary authorizations from ANAC, COTAC and the Bureau of International Relations (Superintendência de Relações Internacionais, or SRI). We cannot assure you that we will obtain all necessary authorizations in future and any failure to do so would require us to re-evaluate our strategies.
The Brazilian civil aviation structure may change significantly in the future and we may not be able to anticipate or evaluate how this change will affect our business and results of operations. We cannot assure you that these or other changes in Brazilian civil aviation regulations will not have an adverse effect on our business or results of operations. Any change that requires us to focus a significant level of resources on compliance with new aviation regulations, for example, would result in additional expenditure on compliance, consequently adversely affecting our results of operations.
In addition, our ability to increase prices to offset an increase in our fixed costs may be adversely affected in the event that the Brazilian civil aviation authorities impose any price control restrictions on air transportation services. If we are unable to increase prices sufficiently to offset such increases in fixed costs, this would adversely affect our results of operations. Changes in the regulations issued by the Brazilian government or the occurrence of any of the above factors may increase our costs, limit our capacity to expand the number of our routes or adversely affect our business and results of operations.

Competition in both the domestic and international civil aviation markets may increase and the Brazilian government may intervene in the domestic market.
We face intense competition in both the domestic and international markets. The Brazilian government has the power to authorize or deny the entry of new participants into the domestic market in which we operate, as well as the power to assume air transportation operations. Accordingly, we may face greater competition from current or new participants in the Brazilian civil aviation market. The air transportation sector is highly sensitive to price discounting, particularly as a result of the arrival of low-cost airlines or airlines that have adopted predatory pricing policies. Other factors, such as flight frequency, schedule availability, brand recognition, and quality of services offered (such as loyalty programs, VIP airport lounges, in-flight entertainment and other amenities) also have a significant impact on competitiveness in the market. In addition, the acquisition of airline concessions in Brazil does not require significant financial investment and, as a result, the barriers to entering the domestic market are low. We cannot assure you that the Brazilian government will not assume air transport operations or as to whether current or new competitors in our markets will offer prices lower than ours, offer more attractive services than ours or increase the capacity of their routes in an effort to obtain greater market share. In the event that any of the foregoing events occurs, we cannot assure you as to whether the price of our fares, passenger traffic or our profit margins will be negatively affected. Any negative impact on our fares would lead to decreased net revenues and may require us to focus on cost-saving programs.
Substantial increases in fuel prices or the availability of sufficient quantities of fuel may harm the Brazilian civil aviation market and our businesses in the event that such increases cannot be passed on to passengers in our fares.
Fuel costs represent a significant portion of operating expenses for airlines in general. For the year ended December 31, 2006, fuel costs represented 34% of our costs for services rendered and our operating expenses.
Historically, fuel prices have been subject to significant variations in international prices, which in turn vary as a result of global political issues and global supply and demand. The availability of fuel is also subject to periods of market scarcity and surplus and is affected by the demand for gasoline and other petroleum derivatives. It is therefore not possible to predict the cost and availability of fuel in the future with any degree of certainty. In the event that the supply of fuel is reduced for any reason, we may need to increase our prices or reduce our scheduled services, which would adversely affect our net revenues. In addition, some of our competitors may be able to obtain fuel at better terms (with respect to both price and quality) than we are able. Our hedging transactions (which currently cover a minimum of 30% and a maximum of 80% of our projected fuel consumption for up to a rolling 24 month period) or our margin for adjusting prices may not be sufficient to protect us from fuel price increases. If our competitors are able to obtain fuel on more competitive terms than us, they may be able to decrease their prices and obtain market share from us and this would adversely affect our results of operations. Significant increases in fuel costs may harm our financial condition and results of operations in the event that it is not possible for us to pass on such price increases to passengers in our fares.
Airlines have significant fixed costs that may harm our ability to attain our strategic goals.
As is the case with other airlines, we have high fixed costs (arising principally from aircraft lease agreements). We expect to incur additional fixed costs and contractual debt as we lease or acquire new aircraft and other equipment to implement our growth strategy.
As a function of these significant fixed costs, we may (i) have limited our ability to obtain additional financing for working capital and other purposes, (ii) be required to dedicate a significant part of our cash flow to fixed costs resulting from operating leases for aircraft, (iii) incur higher interest or leasing expenses in the event that interest rates increase, or (iv) have limited ability to plan for or react to changes in our businesses, the civil aviation sector generally and general macroeconomic conditions.

We depend significantly on automated systems and any breakdown in these systems may harm our business and results of operations.
We depend on automated systems to operate our businesses, including our e-TAM portal, automated seat reservation system, fleet and network management system, telecommunications system and website. Significant or repeated breakdowns in such systems may impede access to our products and services by passengers and travel agencies, which may in turn lead them to purchase tickets from other airlines which would adversely affect our net revenues. Any interruption in our systems may result in the loss of important information and increase our costs, which may cause negative perception and reduced demand for our services.
A failure to implement our growth strategy may harm our results of operations and the trading price of our ADSs and preferred shares.
Our growth strategy in the domestic and international markets and the consolidation of our leadership in both the domestic and international markets includes, among other objectives, increasing the number of markets we serve and increasing the frequency of the flights we provide. These objectives are dependent on approvals for routes in the appropriate geographic areas and obtaining adequate access at the airports. Guarulhos airport in São Paulo and Juscelino Kubitschek airport in Brasília are highly congested and passenger capacity is near or at the maximum level. In addition, Congonhas Airport in São Paulo is subject to slot restrictions which limit both the number of landings and take-offs and the times at which landings and take-offs can take place. Other airports may reach maximum passenger capacity in the future or impose slot restrictions, which would adversely affect our growth strategy. Any factor preventing or delaying our access to airports or routes which are vital to our growth strategy (including any inability to maintain our current slots and obtain additional slots at certain airports) may restrict the expansion of our operations and, consequently, adversely affect our growth objectives.
Insurance costs for airlines may increase significantly because of a terrorist attack, harming our financial condition and results of operations.
Insurance companies may significantly increase insurance premiums for airlines and reduce the amount of insurance coverage available to airlines for civil liability in respect of damage resulting from acts of terrorism, war, or similar events, as occurred, for example, after the terrorist attacks of September 11, 2001 in the United States.
In response to substantial increases in insurance premiums to cover risks related to terrorist attacks following the events of September 11, 2001 in the United States, the Brazilian government enacted legislation, authorizing the Brazilian government to provisionally assume civil liability to third parties for any injury to persons or goods on the ground caused by terrorist attacks or acts of war against Brazilian airlines operating in Brazil or abroad. However, the Brazilian government may, at its sole discretion, suspend the assumption of liability at any time, provided that it gives seven days’ notice of such suspension. If the Brazilian government suspended such assumption of liability and if there was a terrorist attack, potential liability to third parties would increase substantially.
Airline insurers may reduce their coverage or increase their premiums in case of terrorist attack, seizures, aircraft accident, the end of the assumption of liability by the Brazilian government or other events affecting civil aviation in Brazil or abroad. If there are significant reductions in insurance coverage, our potential liability would increase substantially. If there are significant increases in insurance premiums, our operating expenses would increase, adversely affecting our results of operations.
We may not succeed in obtaining all aircraft and parts on time, which may result in a suspension of the operations of certain of our aircraft because of unscheduled or unplanned maintenance.
At December 31, 2006, we had firm orders outstanding with Airbus to lease an additional 51 Airbus A320 family aircraft, six Airbus A330 family aircraft and ten Airbus A350 aircraft together with an additional 20 options for Airbus A320 family aircraft and five options for Airbus A350 aircraft. We also had firm orders outstanding with Boeing to lease four Boeing 777 aircraft, with an additional four options. Any disruption or change in the manufacturers’ delivery schedules for these new aircraft will affect our operations and would negatively affect our financial condition and results of operations because we would not be able to accommodate demand from additional passengers. Our ability to obtain these new aircraft from Airbus or Boeing may be affected by several factors, including (i) the fact that Airbus or Boeing may refuse to, or be financially limited in its ability to, fulfill the obligations it assumed as a result of entering into the aircraft delivery contract, (ii) the occurrence of a fire, strike or other events affecting Airbus’ or Boeing’s ability to fulfill its contractual obligations in a complete and timely fashion, and (iii) any inability on our part to obtain aircraft financing or any refusal by Airbus or Boeing to provide financial support. Our operations may also be affected by any failure or inability of Airbus or Boeing (or other suppliers) to supply sufficient replacement parts in a timely fashion, which may cause the suspension of operations of certain aircraft because of unscheduled or unplanned maintenance. Any such suspension of operations would adversely affect our financial condition because of the decrease in passenger revenues that we would face.
The reputation and financial results of airlines may be harmed by any accident or incident involving their aircraft.
Any accident or incident involving the aircraft of any airline may require repair or replacement of the damaged aircraft and temporary or permanent loss of service, in addition to significant costs arising from indemnities payable to injured passengers and third parties. We believe that the level of insurance we have contracted in respect of accidents is consistent with market practice. We may incur considerable losses in the event of any accident should the amounts payable pursuant to the terms of our insurance contracts be insufficient to cover the damage. Any requirement to pay amounts not covered by our insurance contracts may harm our business and results of operations. Any accident or incident involving one of our aircraft, even if completely covered by insurance, may affect our image and generate a public perception that we are less safe or reliable than other airlines, which in turn would harm consumer demand, our revenues and our market position. In addition, any accident or incident relating to an aircraft operated by another airline and which involves one of the same models of aircraft as are in our fleet may generate a public perception that the particular model of aircraft is unsafe, which in turn may also harm demand for our services, revenues and, consequently, our results of operations.
We are often affected by certain factors beyond our control, including airport congestion, weather conditions and increased safety measures, which can affect our operations.
Like other airlines, we are subject to delays caused by factors beyond our control, including airport congestion, adverse weather conditions and increased safety measures. Delays have the effects of leaving passengers dissatisfied, reducing aircraft utilization (the average number of hours per day an aircraft is in operation) and increasing costs, and, accordingly, may affect our profitability. Adverse weather conditions may cause cancellations of, or significant delays in, our flights. Cancellations or delays resulting from airport congestion, adverse weather conditions and safety related measures may decrease our revenues and harm our reputation as a punctual airline, which could lead to decreased demand for our services.
Problems with air traffic control systems or other technical failures could interrupt our operations and materially affect our business.
Our operations, including our ability to deliver customer service, are dependent on the effective operation of our equipment, including our aircraft, maintenance systems and reservation systems. Our operations are also dependent on the effective operation of domestic and international air traffic control systems and the air traffic control infrastructure in the markets in which we operate. Equipment failures, personnel shortages, air traffic control problems and other factors that could interrupt operations could adversely affect our operations and financial results and our reputation.
Technical and operational problems in the Brazilian air traffic control systems since the last quarter of 2006 have led to extensive flight delays, higher than usual flight cancellations and increased airport congestion. This negatively affected our punctuality and operating results. The Brazilian government and air traffic control authorities have taken measures to improve the Brazilian air traffic control systems, but if the changes proposed and measures taken by the Brazilian government and regulatory authorities do not prove successful, these air traffic control and runway safety related difficulties might reoccur or worsen, which might have a material adverse effect on our business, our results of operations and our growth strategy.

The successful execution of our strategy is partly dependent on us maintaining a high daily aircraft utilization rate, which makes us especially vulnerable to delays.
In order to successfully execute our strategy, we need to maintain a high daily aircraft utilization rate, which is a measure of the number of block hours that we use our aircraft per day. Achieving a high daily aircraft utilization rate allows us to maximize the amount of revenue that we generate from each aircraft and is achieved, in part, by reducing turnaround times at airports and developing schedules that enable us to fly more hours on average per day. Our aircraft utilization rate could be adversely affected by a number of factors that we cannot control, including air traffic and airport congestion, interruptions in the service provided by air traffic controllers, adverse weather conditions and delays by third-party service providers in respect of matters such as fueling and ground handling. In addition, high aircraft utilization rates increase the risk that, if an aircraft falls behind schedule, it could remain behind schedule for up to two days. Such delays could result in a disruption in our operating performance, leading to customer dissatisfaction due to any resulting delays or missed connections.
Risks Relating to our ADSs and Preferred Shares
We have a stable group of principal shareholders with the power to manage our business, and the interests of these persons may conflict with those of other shareholders.
Our principal shareholders TEP, Aerosystem and Nova Fronteira collectively control 99.97% of our common stock and have the power to, among other things, (i) elect the majority of our directors, and (ii) control the results of any proposal requiring shareholder approval (including transactions with related parties, corporate re-organization, sales of assets and the timing and conditions of payment of any future dividends, subject to the minimum mandatory dividend distribution requirements under Brazilian corporation law). Our principal shareholders have the power to approve transactions that might not be in the interests of other shareholders and may prevent or frustrate any attempts to remove our current directors or executive officers.
Our preferred shares do not carry general voting rights.
Our preferred shares and, consequently, our ADSs do not carry general voting rights except in relation to certain specific matters and under specific circumstances. See “Item 10. Additional Information — B. Memorandum and Articles of Association.” Our principal shareholders, who hold the majority of common shares with voting rights and control us, are therefore able to approve corporate measures without the approval of holders of our preferred shares.
Accordingly, you will not have control over the approval of corporate measures such as appointment of directors, approval of significant transactions or changes in our capital structure.
The economic value of your investment may be diluted.
In the event that we need to obtain capital for our operations by issuing new shares, any such issuance may be made at a value below the book value of our preferred shares on the relevant date. In that event, the then holders of our ADSs and preferred shares would suffer an immediate and significant dilution of their investment.
The sale of significant quantities of ADSs or preferred shares may cause the stock market price value of our ADSs and preferred shares to decline.
In the event that we or our shareholders elect to sell a significant number of our ADSs or preferred shares, or in the event that the market perceives that we have the intention of any such sale, unless there are high levels of demand to purchase our ADSs or preferred shares the stock market price of our preferred shares or ADSs would decline significantly.

Brazilian securities markets are relatively volatile and illiquid. Therefore you may not be able to sell the preferred shares underlying the ADSs at the price and time you desire.
Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid and can be more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depository at any time, you may not be able to sell the preferred shares underlying the ADSs at a price and time at which you wish to do so.
Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our preferred shares or ADSs.
Law No. 10,833 of December 29, 2003 provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our preferred shares by a non-resident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833 of December 29, 2003 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADSs between non-residents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADSs, this tax law would accordingly result in the imposition of withholding taxes on the disposition of our ADSs by a non-resident of Brazil to another non-resident of Brazil.
Because any gain or loss recognized by a U.S. Holder (as defined in “Item 10. Additional Information — E. Taxation — United States”) will generally be treated as a U.S. source gain or loss unless such credit can be applied (subject to applicable limitations) against tax due on the other income treated as derived from foreign sources, such U.S. Holder would not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our preferred shares.
The Brazilian government may impose exchange controls and significant restrictions on remittances of reais abroad, which would adversely affect your ability to convert and remit dividends, distributions or the proceeds from the sale of our preferred shares, our capacity to make dividend payments to non-Brazilian investors and would reduce the market price of our preferred shares or ADSs.
The Brazilian government may restrict the remittance abroad of proceeds of investments in Brazil and the conversion of the real into foreign currencies. The Brazilian government last imposed such remittance restrictions for a brief period in 1989 and in early 1990. In the event that the Brazilian government determines that the Brazilian foreign currency reserves need to be maintained, it may impose temporary charges on any overseas remittance of up to 50% of the value of the remittance. We cannot assure you that the Brazilian government will not take any such similar measures in the future. The reimposition of any such restrictions would hinder or prevent your ability to convert dividends, distributions or the proceeds from any sale of our preferred shares into U.S. dollars and to remit U.S. dollars abroad and our capacity to make dividend payments to non-Brazilian investors. The imposition of any such restrictions would have a material adverse effect on the stock market price of our preferred shares or ADSs.
If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.
As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, which permits the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares unless you obtain your own electronic certificate of foreign capital registration or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration you would not be able to remit abroad non-Brazilian currency. In addition, if you do not qualify under the foreign investment regulations you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares.

If you attempt to obtain your own electronic certificate of foreign capital registration, you may incur expenses or suffer delays in the application process, which could delay your ability to receive dividends or distributions relating to our preferred shares or the return of your capital in a timely manner. The depositary’s electronic certificate of foreign capital registration may also be adversely affected by future legislative changes.
If we do not maintain a registration statement and no exemption from the Securities Act is available, U.S. Holders of ADSs will be unable to exercise preemptive rights with respect to our preferred shares.
We will not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file any such registration statement. If such a registration statement is not filed and an exemption from registration does not exist, JPMorgan Chase Bank, N.A., as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of such sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.
ITEM 4. INFORMATION ON THE COMPANY
A. History and Development of the Company
General
We are a holding company, founded in May 1997 (under the name CIT — Companhia de Investimentos em Transportes) for the specific purpose of participating in, managing and consolidating shareholdings in airlines. In November 1997, we implemented a corporate restructuring resulting in an increase of TAM Marília’s stake in our capital and the change of our corporate name to TAM — Companhia de Investimentos em Transportes. In September 2002 we again changed our corporate name to TAM S.A. We currently hold ownership interests in TAM Linhas Aéreas and TAM Mercosur. TAM Linhas Aéreas holds an ownership interest in TAM Viagens, TAM Capital and TAM Financial.
We are a sociedade anônima organized and operating under the laws of Brazil. Our headquarters are located at Avenida Jurandir, 856, Lote 4, 1º andar, CEP 04072-000, São Paulo, SP, Brazil. Our telephone number is +55 11 5582 9715.
TAM Marília was founded in January 1961 in the interior of the state of São Paulo, where the late Captain Rolim Amaro worked as a pilot. In 1971, Captain Rolim Amaro became an executive partner and minority shareholder of TAM Marília. TAM Regionais was founded in May 1976 and was the group’s first scheduled airline, with 67% of its capital stock held by Captain Rolim Amaro. In 1978, Captain Rolim Amaro became the major shareholder of TAM Marília, holding 98% of its capital stock.
In 1986, Captain Rolim Amaro incorporated TAM Linhas Aéreas, launching its operations through Brasil-Central Linha Aérea Regional S.A. (which was created to operate in the country’s northern and central-western regions). In the same year, Brasil-Central Linha Aérea Regional S.A. was granted a concession to operate at Guarulhos International Airport and became TAM Transportes Aéreos Meridionais S.A., Brazil’s second-largest domestic airline.

In 1993, we launched the TAM Loyalty Program (the first airline loyalty program in Brazil) in order to provide incentives for existing passengers to fly with us more often and attract new passengers. In 1998 we inaugurated our first international flight, between São Paulo and Miami. In 1999, we initiated flights to Paris through a codeshare agreement with Air France.
In 1998, we acquired Itapemirim Transportes Aéreos Regionais (the corporate name of which was changed to Interexpress Transportes Aéreos Regionais S.A.) and then acquired Helisul Linhas Aéreas S.A. (the corporate name of which was changed to TAM Express S.A.).
In 1999, TAM Express and Interexpress Transportes Aéreos Regionais merged into TAM Linhas Aéreas, leading to greater integration, operational efficiency and a consequent reduction in costs. As a continuation of this restructuring process, and as a result of the need to unify our regional, national and international operations, in November 2000 TAM — Transportes Aéreos Regionais S.A. was merged into TAM Linhas Aéreas.
On February 6, 2003, we signed a protocol of understanding with Varig for codesharing operations as a preliminary stage in a possible merger between the two companies. This was primarily intended to eliminate overlapping flights and to rationalize supply in the market. As a result of signing this protocol of understanding, we were able to reorganize our aircraft fleet, resulting in negotiations to return 19 Fokker 100 aircraft (and a consequent reduction in operating costs).
On February 15, 2005, as it became clear that the proposed merger would not take place, we and Varig submitted a detailed plan to the CADE to cancel the codeshare arrangement. On February 23, 2005, the codeshare agreement was cancelled (with the approval of the CADE) with a deadline of May 24, 2005 to terminate codeshare operations with Varig. We ceased all codeshare operations with Varig on May 2, 2005.
On June 17, 2005, we completed our initial equity offering of preferred shares, pursuant to which we (and the selling shareholders in that offering) offered a total of 30,190,000 preferred shares to institutional investors in the United States and institutional and other investors elsewhere. On July 19, 2005, we and the selling shareholders in the equity offering described above issued a further 281,600 preferred shares pursuant to an over-allotment option granted to the underwriters in that offering.
On March 15, 2006, we completed a follow-on equity offering of preferred shares in Brazil and our initial public offering of ADSs in the United States and elsewhere outside Brazil. This offering of preferred shares and ADSs and was registered with the SEC and the ADSs are listed on the New York Stock Exchange. We became a reporting company under the Securities Exchange Act of 1934, or the Exchange Act. We offered 2,660,103 ADSs and 2,339,897 preferred shares and the selling shareholders in that offering sold 21,209,462 ADSs and 9,408,636 preferred shares. On April 11, 2006, we and the selling shareholders in that offering sold an additional 1,103,000 ADSs pursuant to an over-allotment option granted to the underwriters in that offering.
TAM Mercosur operates scheduled air transportation operations and is headquartered in Asunción, Paraguay. TAM Mercosur, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia, was founded in March 1993 under the name Líneas Aéreas Paraguayas S.A. (LAPSA), with all capital stock held by the Government of Paraguay. The Paraguayan government currently holds 5.02% of TAM Mercosur’s capital stock. In January 1997, LAPSA’s corporate name was changed to Transportes Aéreos del Mercosur S.A. In September 2003, upon approval of TransAmérica’s dissolution and liquidation, we acquired all shares of TAM Mercosur held at the time by TransAmérica (which consisted of 94.98% of its capital stock). In the year ended December 31, 2006, TAM Mercosur’s net operating revenues represented 2.5% of our total consolidated net operating revenues.
TAM Viagens is a limited company (sociedade limitada) and tourism operator controlled by TAM Linhas Aéreas. Through TAM Viagens, we engage in operations involving the packaging and sale of tourism and corporate events in Brazil and abroad.
In 2007, TAM Linhas Aéreas incorporated TAM Capital as a wholly-owned subsidiary, organized under the laws of the Cayman Islands, for the purpose of issuing US$300,000,000 7.375% senior guaranteed notes due 2017.

In 2007, TAM Linhas Aéreas incorporated TAM Financial as a wholly-owned subsidiary, organized under the laws of the Cayman Islands, for the purpose of raising US$331 million for the payment of pre-delivery payments in respect of four Boeing 777 aircraft.
Capital Investments
During 2006, we invested R$136.1 million in fixed assets, primarily replacement parts for our fleet. During the years ended December 31, 2005 and 2004, we invested R$109.5 million and R$122.3 million, respectively, principally made in parts and equipment for our fleet.
On November 10, 2006, TAM Linhas Aéreas entered into a loan agreement in the amount of approximately R$85 million with BNDES. We are using part of the proceeds from this loan to finance capital expenditure on software and maintenance described below. The terms of the agreement provide that TAM Linhas Aéreas is required to repay approximately R$72 million of the principal amount in 60 equal monthly installments, beginning in December 2006 and ending in November 2011. The remaining R$13 million of the principal amount is also repayable in 60 equal monthly installments, beginning in February 2007 and ending in January 2012. We provided BNDES with security interests over certain real property as collateral, with the total value of such interests being approximately R$65,505,000. TAM Linhas Aéreas is subject to certain restrictions in the loan agreement, including:
•
the loan agreement may be terminated early if the amount of TAM Linhas Aéreas’ earnings before interest, depreciation and amortization (net of any income taxes, social contribution taxes and any variations in working capital), divided by the amount of all scheduled due payments during each six-month period, falls below certain specified ratios; and

•
the loan agreement may be terminated early in the event that we fail to replace collateral or present additional collateral (so as to preserve the integrity of BNDES’ security interest) within 30 days of BNDES requesting that we do so.

On December 16, 2005, TAM Linhas Aéreas entered into a credit facility agreement with the IFC allowing TAM Linhas Aéreas to drawdown a maximum of US$50 million for the purpose of financing (i) a portion of the pre-delivery payments relating to our acquisition of ten Airbus A320 aircraft pursuant to a purchase agreement we entered into with Airbus on March 19, 1998, and (ii) our working capital. US$33 million of the principal amount is guaranteed by TAM S.A. The terms of the agreement provide that TAM Linhas Aéreas will repay the loan in 12 equal semi-annual installments, beginning in November 2006 and ending in May 2012. We record amounts drawn down under this facility in reais. As of December 31, 2006, we had R$42 million outstanding under this facility. TAM Linhas Aéreas is subject to certain restrictions in the agreement with IFC, including:
•	it may not incur additional debt if the amount of its net income, due payments and dividends divided by the amount of all scheduled due payments falls below certain specified ratios;
•	it may not prepay its debt under other contracts for indebtedness unless it prepays its debt to IFC under the loan agreement in a proportionate amount; and
•
it will automatically be a default under the loan agreement if TAM Linhas Aéreas is in default in the aggregate amount of US$5,000,000 under its other contracts for indebtedness (or if it is in default in the amount of US$2,500,000 under any single contract for indebtedness).

Our principal ongoing capital expenses are related to expenses on software (principally software necessary for the operation of the e-TAM portal and software used for cost controls and managing our spare parts and supplies) and on the extension of, and environmental enhancements to, our maintenance center in São Carlos. We plan to finance these capital expenses by using both cash generated by our operations and a portion of the proceeds from the loan with BNDES described above.

B. Business Overview
Overview
We provide scheduled air transportation in both the domestic market and the international market through our operating subsidiaries TAM Linhas Aéreas and TAM Mercosur. According to data provided by ANAC, we are the leading airline in the domestic market, with a 49.1% share of this market in December 2006 and a 46.1% share in December 2005, as measured in RPKs. We offer flights throughout Brazil, serving the largest number of destinations in Brazil of all Brazilian airlines, and operate scheduled passenger and cargo air transport routes to 48 cities, in addition to an additional 26 domestic destinations that we serve through regional alliances with other airlines. We also directly serve 11 international destinations and provide connections to other destinations through commercial agreements with American Airlines, Air France and certain other airlines. We offer convenience to our passengers by offering frequent and direct flights to and from all major domestic airports at competitive prices. We carried approximately 18.2 million passengers on domestic flights and 1.8 million passengers on international flights in 2005. In 2006 we carried approximately 22.9 million passengers on domestic flights and approximately 2.6 million passengers on international flights. In December 2006, we averaged 702 take-offs per day and in December 2005 we averaged 636 take-offs per day. In order to meet domestic demand, we primarily cater to the business market but also operate in the leisure and cargo markets, which complement our primary operations and allow us to maximize the use of our aircraft.
At December 31, 2006, we operated with a fleet of 95 leased aircraft, consisting primarily of Airbus models A330, A320 and A319, as well as Fokker 100 aircraft, and we had 13,195 employees.
Since our incorporation 30 years ago, we believe that we have demonstrated a history of sustained growth and a proven ability to adapt to the various stages through which the civil aviation industry in Brazil and around the world have passed. We believe that Brazil is currently the fourth largest domestic aviation market in the world and has one of the busiest shuttle services in the world (São Paulo — Rio de Janeiro). In the past four years, we believe that our rate of growth has been significantly higher than that of our competitors in the domestic market, as indicated by the data in the following graph:
Growth rate (Index 2002)
Source: ANAC.
We believe that we have a strong corporate culture, embedded by our founder (Captain Rolim Adolfo Amaro), that permeates all levels of our company and continues to guide the day-to-day activities of our management. In order to ensure that we act in accordance with best practices and provide value-added service to our passengers, we seek to embed our culture in the training provided to new employees and believe that all of our staff are products of this practice. Our mission is to be the best, most profitable airline in Latin America, with a reputation for operational, managerial and ethical excellence, and we consistently transmit this mission statement to our employees.

Our principal strategic goal is to consolidate and expand our leadership in the domestic passenger market and to attain high levels of profitability. We will seek to pursue this goal by offering an overall service that delivers to passengers superior value for money, by continuing to reduce costs and by improving the return on capital invested.
At December 31, 2006, the fleet of TAM Linhas Aéreas consisted of 95 leased aircraft, as set forth in the table below, including one Airbus A320 and three Fokker 100 aircraft subleased to TAM Mercosur, the fleet of which also includes one Cessna Caravan-model aircraft.

	Total at December 31,
Model	2006	2005	2004
Airbus A330	10	10	9
Airbus A320	50	36	31
Airbus A319	14	13	13
Fokker 100	21	25	30

Total	95	84	83

Competitive Advantages
We believe that our principal competitive advantages are:
•
Value-added service at competitive prices. We believe that we offer the best combination in the domestic market of a network of destinations and frequent flights, with value-added service, high on-time rates and competitive prices, based on:

•
broad domestic network of destinations: our own domestic network serves 48 destinations in Brazil. Through our regional alliances with Oceanair Linhas Aéreas Ltda. (Oceanair), Pantanal Linhas Aéreas S.A. (Pantanal), Passaredo Transportes Aéreas Ltda. (Passaredo), Total Linhas Aéreas S.A. (Total Linhas) and Trip Transporte Aéreo Regional do Interior Paulista Ltda. (Trip Transporte), our network extends to a further 26 destinations in Brazil;

•	convenient schedules with high on-time arrival rates: according to ANAC, we offer more frequent flights than our domestic competitors and have achieved a high percentage of on-time arrivals;
•
efficient network of international destinations and supporting domestic service: we currently serve 13 profitable international destinations (eight in Latin America and five intercontinental destinations) that are in high demand by the Brazilian public. We also serve various other destinations in North America, Europe, and other continents through agreements with several international carriers;

•	more direct flights: according to data from ANAC, at December 31, 2006 we operated 18% more direct flights than Gol and operated 29% more frequent daily flights than Gol; and
•	special services: we have developed special services to meet specific demands and optimize the use of our aircraft, such as night and holiday flights offered at promotional rates.
•
Focus on cost management. We are an airline with low operating costs. In 2003, we initiated the implementation of a restructuring project. The principal aim of this ongoing project is to improve the use of our aircraft. We are currently implementing significant cost reductions, focusing our efforts on reducing operating and administrative expenses in particular. Our overall CASK decreased from R$18.63 in 2005 to R$17.85 in 2006. Some of our principal cost savings arise from:

•
efficient use of our aircraft: we have succeeded in significantly increasing the average load factor of our aircraft and the daily average block hours per aircraft by optimizing our network of destinations and our fleet. In 2006, the average load factor of our aircraft was 73.9% and the block hours per aircraft was 12.7 hours, compared to 70.6% and 11.4 hours in 2005;

•
modern and flexible fleet: we have one of the newest fleets in the domestic market, with an average age of 7.8 years at December 31, 2006. Our use of a modern fleet allows us to reduce operating and maintenance costs. We primarily operate Airbus aircraft (both narrow-and wide-bodied), in addition to Fokker aircraft, providing us with the flexibility required to serve routes of different passenger densities. We believe that all of our aircraft are equipped with the most advanced equipment and technology, ensuring greater reliability, comfort and safety. In 2006, we announced that we had placed a firm order with Boeing for the delivery of four new Boeing 777 aircraft to be delivered in 2008, with further options for four more Boeing 777 aircraft;

•
proprietary maintenance team: we have our own maintenance team, with a maintenance center in the city of São Carlos (in the interior of the state of São Paulo), which is trained to serve all aircraft in our fleet quickly and at a labor cost we believe is lower than that of our competitors. Our maintenance center performs all hull maintenance on our aircraft and also provides maintenance services for other airlines in Latin America. By using our own maintenance center, we have been able to reduce the maintenance time of our aircraft and, consequently, obtain more efficient use of our aircraft; and

•
use of technology in operating processes: in addition to using globally renowned systems to assist in activities such as network and fleet management, we are developing proprietary internal management systems with innovative solutions that allow greater flexibility and skill in performing our daily operations. During 2005, we finalized implementation of the e-TAM portal, which consolidates sales made through indirect channels and provides us with greater flexibility in decision-making and allocating sales commissions.

•
Innovative services and products combined with a strong brand and our “espírito de servir” (“spirit of service”). Our corporate culture is based on providing value-added services to our passengers. We consistently seek to make travel a more convenient and comfortable experience for our passengers and believe that we have successfully positioned our brand so as to associate it with superior service, aircraft and technologically-advanced operations. We strive to be a company that is focused on our passengers, translating our “spirit of service” into all operations, and we believe this is evidenced by:

•	high on-time arrival rates and frequent flights;
•
a modern fleet equipped with interiors specifically designed to afford greater comfort to our passengers, with more space between seats than the market average and the widest middle seat of all the Airbus model aircraft;

•
a polite approach to our passengers, including the aircraft captain personally welcoming passengers during boarding, a courteous flight crew and attendants and our red carpet welcome for passengers at airports;

•	the only airline to offer video and audio entertainment on domestic flights, in addition to offering in-flight meals and magazines;
•	self-service options for check-in in major airports; and
•	open channels of communication with our passengers through our call center, our “Talk to the President” program and online service chat sessions at our portal.
•
TAM Loyalty Program. We were the first airline to offer a loyalty program in Brazil and there are currently over 3.8 million members in the TAM Loyalty Program. We regard our loyalty program as a strong relationship tool and believe that it is the most flexible loyalty program in the market because it imposes no restrictions on flights or the number of seats available when members are redeeming accumulated points. Members may accumulate points quickly and easily by flying on TAM or partner airlines, making purchases through TAM Loyalty Program-affiliated credit cards or using services and products at partner establishments. In addition, the TAM Loyalty Program strengthens lines of communications with our passengers.

•
An experienced management team and motivated professionals. We have an experienced management team, focused on realizing our mission and strategic vision. We understand that our growth potential is directly related to our ability to attract and retain the best professionals and, accordingly, our management invests significant funds and time in selecting people with high potential and who fit well into our entrepreneurial culture. Employee satisfaction surveys, followed by meetings, seminars, action plans, an internal version of “Talk to the President” program and the entire incentive policy we offer (such as our employee of the month award and breakfasts and lunches with our board of executive officers) are important instruments of communication with and integration of our staff. Our training center has the capacity to serve over 750 students each day with certification and management courses. In 2004, we also implemented a variable compensation policy for our officers and employees, aligned with our strategic goals for the company and an aggressive policy of sharing profits. Following approval by both our board of directors and shareholders, we implemented a share purchase option plan for our officers and employees pursuant to which the first options were granted in December 2005.

•
Liquidity and solvency. Our restructuring project initiated in 2003 has significantly improved our liquidity and solvency indices (for example current assets, divided by current liabilities, or the current liquidity ratio, increased from 0.80 at December 2003 to 1.90 at December 2006). This allows us flexibility in implementing our business plan, such as in negotiating new lease agreements and expanding our fleet on more favorable terms.

Strategy
Our strategic goal is to consolidate and expand our leadership in the domestic passenger market and to attain high levels of profitability. We will seek to pursue this goal by offering an overall service that delivers superior value to passengers, by continuing to reduce costs and by increasing the return on capital invested. To reach these objectives, our strategies are:
•
Continue providing superior customer service. One of our key strategies is to offer differentiated and high-quality service. We consistently seek to make travel more convenient and comfortable for our passengers, based on a strong and reliable network, to perfect our service and to strengthen our commitment to passengers.

•
Increase revenue with profitability, serving a greater number of passengers at a competitive price. We will seek to continue to provide what we believe is an overall service that delivers the best value to our customers in the domestic market, offering more convenient and higher quality services at competitive prices. Our goal is to increase revenues as well as profitability through:

•
expansion of business traveler market: consolidating and expanding our traditional passenger base of business travelers, who we believe represent approximately 75% of demand for our flights, through measures focusing on business travelers and sales channels that traditionally serve that market;

•
growth in our tourism and leisure travel operations: we believe that the tourism and leisure markets are complementary to our core market of business travelers. In order to more efficiently use our fleet, our strategy involves capturing additional demand in the tourism and leisure market through specific promotions for holidays and local events through scheduled operations. We also serve leisure travelers by (i) the operation of charter flights, and (ii) the sale of tourism packages through TAM Viagens (an indirect subsidiary controlled by TAM Linhas Aéreas). We believe that we are the largest charter operator in Brazil, with gross revenues of R$249 million and R$250 million at December 31, 2005 and December 31, 2006, respectively, representing approximately 4.2% and 3.2% of our consolidated revenues for the same periods. Through our subsidiary TAM Viagens, we also own the second-largest tourism and leisure travel operator in the country;

•
selective expansion in international markets: consolidating our market share in major destinations in Latin America and seeking to strengthen our intercontinental position with more frequent flights and the addition of new destinations that support our domestic strategy; and

•
expansion of our cargo business: greater utilization of cargo space in our aircraft to develop our cargo business line, while ensuring no negative effects on our commitment to further improve service to our passengers. Our cargo transportation business line represented R$407 million, or 6.9%, of our consolidated revenues at December 31, 2005 and R$487 million or 6.3% of our consolidated revenues at December 31, 2006.

•
Reduce our operating costs, optimizing the use of our fleet and streamlining our processes. We believe that the successful implementation of our strategy is closely linked to cost reductions and improved application of applying capital invested. We are pursuing this strategy by:

•
maintaining a standardized, efficient and flexible fleet: we will continue to optimize the size of our fleet, in order to keep maintenance and operating costs for our fleet at a low level. In 2006, we announced our decision to phase out our entire fleet of Fokker 100 aircraft by mid-2008. As a result of this decision, we will exclusively use Airbus A320 family aircraft in the domestic market from mid-2008. We will seek to maintain high aircraft utilization and will seek to maintain a flexible fleet, with aircraft capable of easily adapting to the differing levels of demand from route to route; and

•
increasing productivity by redesigning operational processes and using technology: since the implementation of our restructuring project in 2003, we apply a cost reduction policy aimed at increasing our productivity through new information technology tools, redesigning operational processes, redeployment of labor and outsourcing activities which are not related to our core strategy. We also hope to obtain economies of scale by increased growth in our operations.

Products and Services
Our principal product is the scheduled air transportation of passengers. In addition, we also have products targeted specifically towards the development of domestic and international tourism. We also provide cargo transportation operations.
We set out below a breakdown of our gross revenues by type of service provided, geographic region and product line for the periods indicated:

	Year Ended December 31,
	2006	2006	2004
	(R$ millions)
By type of service provided:
Domestic revenue
Scheduled — Passengers	4,936	3,966	3,020
Charter — Passengers	226	226	214
Cargo	322	277	193

Total	5,484	4,469	3,427

International revenue
Scheduled — Passengers	1,513	1,011	871
Charter — Passengers	24	23	22
Cargo	165	130	126

Total	1,702	1,164	1,019

Other operating revenue
Commissions	15	21	17
Partnership with the TAM Loyalty Program	207	85	58
Subleasing of aircraft	34	65	126
Other	258	106	97

Total	514	277	298

Gross operating revenue	7,700	5,910	4,744

By geographic region:
Brazil	5,998	4,747	3,726
Europe	617	457	449
North America	648	368	366
South America (excluding Brazil)	437	338	203

Total	7,700	5,910	4,744

By product line:
Scheduled — Passengers	6,449	4,977	3,891
Charter — Passengers	250	249	235
Cargo	487	407	319
Other revenue	514	277	298

Total	7,700	5,910	4,744

Sales and Distribution
We are developing several direct and indirect distribution channels for the sale of air fares. We plan to increase direct sales (which at December 31, 2006 represented approximately 22% of our total ticket sales) through stimulation of the leisure market and facilitating the means by which our passengers can purchase tickets; this principally involves direct sales through the internet and through our call center. We were the first airline in Latin America to sell tickets on the internet. Through our website, registered users may purchase tickets online and receive customer service, make reservations up to one hour before departure and access information such as that relating to the TAM Loyalty Program. As part of our plan to increase direct sales through the internet, in 2006 we launched a new “fare profile” system for sales of domestic tickets. This system involves the presentation of five different color-coded fare profiles that are intended to make identification of fare types and related rules more simple for our passengers. The five fare profiles are “Promo,” “Light,” “Flex,” "Max” and “Top.” We launched a marketing campaign highlighting this new fare profile system at the time of launch and recorded an increase of approximately 40% in direct sales in the month after introduction. At December 31, 2006, 84.4% of our sales were through travel agencies and 15.6% were through direct channels, of which 4.0% were through the internet.
Our call center allows passengers an alternative means to make reservations and purchase tickets 24 hours a day. To a lesser extent, we also sell tickets through our network of stores. Currently, we have 164 stores, located in 58 cities in Brazil. We also have a network of commissioned sales representatives operating in Brazil and abroad.

Indirect sales are those made through corporate travel agencies, agencies with registrations and pre-approved credit and travel operators. In December 2006, indirect sales represented 78% of our total ticket sales. Currently, there are approximately 5,800 travel agencies authorized to sell our tickets in Brazil.
In 2004, we implemented the e-TAM portal, a tool that integrates our entire sales chain, from the time of reservation to passenger boarding, consolidating indirect sales and eliminating the GDSs in our distribution chain. Data obtained from the e-TAM portal allows us to offer passengers a set of customized services, based on the “one-to-one” concept. In 24 months of operation, 94.4% of indirect channel reservations made in Brazil are now made through the e-TAM portal.
We believe that approximately 75% of our passenger traffic consists of business travelers and large and medium-sized companies with whom we have travel agreements. To further develop our business relationship with our corporate clients, we have signed agreements with hotel chains and car rental companies to offer our customers complete corporate transportation and accommodation packages. Our advertisements run primarily in media vehicles such as internet sites, radio spots, local newspaper advertisements, magazines and outdoor billboards.
Pricing Policy, Revenue and Yield Management
In general, prices charged by airlines are freely set by the airlines, with ANAC responsible for monitoring the prices. No discounts greater than 65% of the total price may be granted without ANAC’s approval five days in advance of the date such discounts will be offered to consumers. Brazilian airlines are freely able to set their prices. See “Item 4. Information on the Company — B. Business Overview — Regulation of the Brazilian Civil Aviation Industry — Rights to Operate Air Routes — Prices.”
We believe that our current pricing policy is dynamic. Focusing on maximizing profitability, we aim to divide up particular niches within the market to better serve projected demand. Pricing availability is based on traffic projections and is accompanied by closely monitored performance indicators. Our pricing policy focuses specifically on our indirect distribution channels (GDS system and e-TAM portal) and direct channels (our website, reservation call center and stores).
We seek to achieve the greatest possible competitiveness for each origin/destination in relation to the competition, keeping in mind at all times our product’s added value in terms of convenience of frequency, schedules, the TAM Loyalty Program and on-time record.
We continuously analyze market opportunities with the intention of stimulating demand for specific routes and periods. Lower prices are offered for one-time promotions (such as national or regional holidays) and as incentives to take flights at particular times (such as night flights). These prices generally carry restrictions, such as the requirement to purchase a round-trip, a minimum stay at the destination, or the requirement that the ticket be issued within 24 hours, and generally do not earn points for the TAM Loyalty Program.
The price a passenger is willing to pay may vary depending upon factors such as destination, month of the year, day of the week and departure schedule. Revenue and yield management is the process by which (based on historical data and statistical projection models) airlines establish the number of seats to be offered for each price category over time, in order to maximize total operating revenue for each flight. We believe that efficient yield management is the key to success in the air transportation market in Brazil and abroad.
We believe that we have an efficient and accurate system to collect data on reservations, departures, revenue. The system also produces recommendations to analyze levels of overbooking, and in relation to offering discounts for future departures. Data relating to reservations and departure is collected daily, forming reservation profiles for each flight and allowing specific recommendations from flight to flight. The system allows our analysts to verify whether flights are above or below historic reservation levels and decide whether to close the discount classes or offer more space for passengers who generate higher revenues. Accordingly, our yield management practices allow us to both react quickly in response to market changes and anticipate and introduce such changes into the market.

We currently have a team of analysts dedicated to revenue and price management. These professionals are divided by market sector and have particular knowledge of specific routes in order to better understand features which are specific to each route (such as holidays, high and low season, peak schedules and days and the competitive environment).
Air Transportation Operations
Passenger transportation
Scheduled domestic operations
We currently operate an average of 702 daily flights to 48 destinations in Brazil. Through our regional alliances with Oceanair, Pantanal, Passaredo, Total Linhas and Trip Transporte, we serve an additional 26 domestic destinations.
Passenger traffic in the domestic market represented approximately 65.4% of our revenues in 2006, 67.1% in 2005 and 63.6% in 2004. Our RPKs in the domestic market increased 31.8% in 2006, increased 44.7% in 2005, 21.2% in 2004, declined 11.0% in 2003 and increased 14.5% in 2002. The RPKs in the total domestic market increased 13.1% in 2006, increased 19.4% in 2005, 12.1% in 2004, declined 6.3% in 2003, and increased 1.8% in 2002.
In 2006, according to data provided by INFRAERO, we recorded the highest number of passengers transported in 48 airports served. The table below sets forth the airports we serve in Brazil, our average number of departures per day at those airports and the number of passengers who took our flights in 2006:

	Average Number
	of Departures per
	day with our	Passenger
Route	Aircraft(1)	Departures(2)
São Paulo (Congonhas)	118.0	3,016,323
Brasília	62.0	1,070,939
São Paulo (Guarulhos)	31.0	1,052,997
Salvador	31.0	821,094
Curitiba	25.0	646,933
Rio de Janeiro (Santos Dumont)	25.0	762,600
Rio de Janeiro (Galeão)	32.0	941,984
Belo Horizonte (Confins)	27.0	791,353
Recife	24.0	610,749
Fortaleza	19.0	545,290
Vitória	14.0	424,302
Belem	11.0	349,813
Porto Alegre	14.0	549,680
Goiânia	11.0	329,379
São Paulo (Viracopos)	10.0	167,309
Campo Grande	10.0	209,656
São Luiz	8.0	196,494
Cuiabà	9.0	272,339
Porto Seguro	3.0	84,139
Florianópolis	9.0	285,702
São José Do Rio Preto	6.0	122,644
Londrina	8.0	147,610
Ilheus	5.0	106,592
Belo Horizonte (Pampulha)	2.0	101,755
Natal	6.0	209,901
Ribeirão Preto	3.0	122,723
Maceió	5.0	166,507
Uberlândia	5.0	143,396
Manaus	5.0	188,227
Teresina	4.0	102,092
Aracaju	5.0	131,774
Foz Do Iguaçu	5.0	200,522
Joinville	4.0	92,594
Navegantes	3.0	98,026
Macapá	3.0	133,392
João Pessoa	3.0	130,736
Palmas	2.0	65,360
Imperatriz	2.0	36,305
Santarem	3.0	59,424
Marabá	2.0	39,643
Porto Velho	3.0	62,045
Maringa	2.0	39,872
Ji-Paranà	1.0	13,276
Caxias Do Sul	1.0	26,506
Corumbá	1.0	16,157
Una (Ilha De Comandatuba)	1.0	7,836

(1)	Figures relate to departures on TAM aircraft only.

(2)	Figures relate to TAM Issued tickets (and include departures on non-TAM aircraft).
Scheduled international operations
We operate 217 international flights weekly to Buenos Aires, Santiago, Asunción, Montevideo, Ciudad del Este, Santa Cruz de la Sierra, Cochabamba, Miami, New York, London and Paris. We also operate a daily flight to Lima, Peru, through a codeshare with TACA Airlines. Our codeshare agreements with American Airlines and Air France allow our passengers to make connections to destinations in Latin America, the United States and Europe, in addition to access to other services, such as check-in at desks of our partner airlines, simplified baggage shipping, access to VIP lounges and the ability to earn points in the TAM Loyalty Program. We also have agreements allowing us to offer our passengers a wide range of destinations around the world.

International scheduled passenger traffic represented 19.6% of our revenue in 2006, 17.1% in 2005, and 18.4% in 2004. Our RPKs from international flights grew 41.6% in 2006, 41.4% in 2005, and 27.6% in 2004. The RPKs of Brazilian carriers in the total international market decreased 30.4% in 2006 compared to increases of 7.3% in 2005 and 7.5% in 2004. Our share of the international market operated by Brazilian carriers was 60.6%, 18.8% and 14.3% in 2006, 2005 and 2004 respectively.
Charter operations
We generate revenue from charter operations (flying primarily during off-peak hours) increasing the productivity of our fleet. These operations represented 3.2% of total gross revenue in 2006, 4.2% in 2005 and 5.0% in 2004. According to ANAC, we are the largest charter flight operator in Brazil. In 2006, we operated over 5,500 charter flights, primarily to the capitals of states in the Northeast of Brazil.
Cargo transportation operations
We also earn revenues through cargo transportation operations. These operations represented 6.3% of our total gross revenues in 2006, 6.9% in 2005 and 6.7% in 2004. TAM Express (the cargo unit of TAM Linhas Aéreas) is responsible for providing express package, conventional cargo and special transportation services. TAM Express serves various locations in Brazil and abroad, flying directly to 48 airports, picking up packages at approximately 400 cities in Brazil and making deliveries to approximately 3,450 locations in Brazil. With the increase in international flights offered by TAM Linhas Aéreas, cargo transportation operations have encouraged cargo exports to destinations in the Mercosur countries (Brazil, Argentina, Paraguay and Uruguay), North America and Europe. In particular, exports of fruit, fish, auto parts, electronic materials, fabrics and shoes all increased. In 2006, 40,646 tons of cargo was carried in our aircraft holds to destinations outside Brazil. In 2006, cargo operations represented gross revenues of R$487 million (made up of R$322 million from the domestic market and R$165 million from the international market).
We use the same fleet for cargo operations as is used by TAM Linhas Aéreas. This allows us to promote the sale of vacant space in our aircraft and, consequently, to reduce fixed costs. TAM Express has some 350 vehicles (including vans, pickups and motorcycles) to pick up and deliver cargo. These operations are arranged through agents.
Travel and tourism operations
We also earn revenues through TAM Viagens. These revenues are recorded under “Other” in “Other operating revenue” in our accounts. In both 2005 and 2006, revenues from travel and tourism represented 0.3% of our total gross revenues respectively. Currently, TAM Viagens is the second largest travel operator in the country, according to Instituto Brasileiro de Turismo — EMBRATUR. In order to take advantage of vacant space on our aircraft, we have concentrated TAM Viagens’ operations on the least occupied routes operated by TAM Linhas Aéreas.
Marketing
TAM Loyalty Program
The TAM Loyalty Program was the first loyalty program launched by a Brazilian airline and represents a key element in our marketing strategy. We believe our program is the most flexible in the market because it imposes no restrictions on flights or the number of seats available when members are redeeming accumulated points. The TAM Loyalty Program has approximately 3.8 million members and 3.6 million free flights have been distributed since creation of the TAM Loyalty Program in 1993. Members may accumulate points quickly and easily by flying on TAM or partner airlines, making purchases through TAM Loyalty Program-affiliated credit cards or using services and products at partner establishments. Both Unibanco — União de Bancos Brasileiros S.A., or Unibanco and Banco Itaú S.A. offer credit cards that allow holders to earn Loyalty Program points, and credit cards are available in both Mastercard and Visa designations. There are three tiers in the TAM Loyalty Program (white, blue and red) and qualification for a particular tier is based on miles flown. The speed at which points are accumulated varies depending on the tier of membership. Blue and red cards receive extra benefits and higher points, therefore allowing the member to accrue points which can be redeemed for free travel more quickly. At December 31, 2006, the equivalent of 1,044,804 domestic flights had been accumulated but not redeemed by members of the TAM Loyalty Program.

On the basis of aircraft load factors, our management believes that the liability corresponding to tickets awarded to passengers redeeming TAM Loyalty Program points should be valued using the “incremental cost” method, under which only the additional costs per transported passenger (essentially the costs of insurance and in-flight service) are accounted for. Expenses from the TAM Loyalty Program had been allocated against income when incurred through December 31, 2005 but estimated costs were accrued as from 2006.
Points earned by TAM Loyalty Program members must be redeemed for tickets within two years, and historically approximately 25% of points expire without being redeemed. This two year period for redemption limits any possible growth in liabilities arising from the TAM Loyalty Program, assuming a stable trend in relation to the number of passengers we carry.
The TAM Loyalty Program is also a source of revenue for us through partnerships with various companies. The amounts of these revenues have been increasing each year, totaling R$207 million at December 31, 2006 and R$85 million at December 31, 2005.
Communications with our passengers
In 1991, we created the “Talk to the President” communications initiative to encourage passengers to give us suggestions, praise and complaints. There are printed response-card brochures in all of our aircraft, boarding lounges and check-in lounges, allowing passengers to express any feedback that interests them. The Talk to the President initiative involves employees responsible for receiving and forwarding thousands of contacts per month, including response cards, faxes, e-mails and telephone calls. Issues raised by passengers are surveyed, researched and analyzed, and we seek to keep the customer informed at all times as to the progress of their request and/or suggestion until resolution or implementation. In 2006, the Talk to the President initiative received 155,643 responses from passengers (including complaints, praise and comments) compared to 135,730 in 2005 and 98,000 in 2004.
In addition to the Talk to the President initiative, we distribute the monthly President’s Letter on our flights. The President’s Letter discusses issues relating to TAM, in addition to others considered important to our passengers.
Fleet
General
Our fleet policy focuses on achieving the highest levels of safety, quality, efficient scheduling and high on-time arrival rates (as well as rationalizing maintenance costs). Currently, our fleet consists of advanced-technology jet aircraft, yielding cost benefits (such as those arising from the greater ease of transition of technical crews from Fokker to Airbus aircraft), allowing us to achieve high results in efficiency indices and qualifications relating to safety standards. See “— Safety.”
The two Airbus “families” operating in our fleet are the A330-200 aircraft (wide-bodied aircraft used for long-distance flights), and the A320-200 and A319-100 aircraft (narrow-bodied aircraft used for medium and short-distance flights). The aircraft in these families differ by number of seats, allowing us to be more flexible in making commercial decisions. The A320 and A319 models are considered to be among the most comfortable aircraft operating in Brazil in their category, with flexibility to operate at low cost on routes with up to 5 hours of flying time. They are also the only Brazilian narrow-bodied fleet to have fly-by-wire flight controls, which involve computers receiving and analyzing each pilot command, making flying more efficient and accurate. Airbus family aircraft also have the benefit of standardized maintenance and operations, allowing pilots and technicians to transition between different models after minimum additional training. All our aircraft are equipped with the best and most advanced equipment and software options offered by the manufacturer, giving us what we believe is one of the most advanced aircraft fleets in the world.

We have data communications between our aircraft and departments, even when flying. For this purpose, we have developed a proprietary DMS (Datalink Management System) that allows us to manage all information sent in real time by the ACARS (Aircraft Communication Addressing and Reporting System) installed in our fleet. Using the aircraft DMS, pilots may send text messages similar to e-mail) to any of our sectors. Messages transmitted via satellite appear on the DMS user screen in real time. In addition to communicating with the pilot, these resources also allow remote online monitoring of aviation systems, such as computer function, landing and departure time, fuel consumption and engine performance parameters. As a result, any operating variance may be analyzed by our maintenance technicians even before the aircraft arrives at its destination. The technology yields not only savings but also significant improvements in efficiency and safety.
The quality of our technical services is regularly audited by the Brazilian and international authorities, manufacturers and insurance companies. As a result of the requirements of our codeshare agreements with American Airlines and Air France, we also meet the maintenance and safety compliance requirements of the competent international aviation authorities in this regard.
The advantages of modern technology, combined with excellent operating and maintenance standards for the aircraft, are that we can yield high equipment utilization rates with reliability levels (“technical dispatchability”) above the industry average for all equipment we operate. Our fleet has maintained high technical dispatchability indices according to standards defined by IATA. This index measures the on-time departure capacity of aircraft without taking into consideration external factors such as bad weather. In 2006, we had an average technical dispatchability index of 99.0% (compared to 98.8% in 2005) for our fleet in operation (which is the reference point used in the auditing our technical services). That data is audited by aircraft, engine and equipment manufacturers according to a unified standard set by IATA.
TAM Linhas Aéreas has RBHA (Brazilian Aviation Approval Regulation) certifications 121 and 145 for maintenance operations and services. It also has an EASA (European Aviation Safety Agency) 145 certification for maintenance services, which are performed at the São Carlos maintenance center.
In 1998 we earned a US Federal Aviation Regulation (FAR 129) operating certification, and in 1999 a European certification from the Direction Générale de L’Aviation Civile — DGAC, allowing us to operate without restrictions in any European or U.S. city. In addition to allowing us to operate scheduled flights to Miami and Paris, these certifications also allow us to operate scheduled flights to New York, Washington and Indianapolis in the United States and to Madrid, Lisbon, Barcelona, Frankfurt, Zurich, Amsterdam and Moscow.
All of these certifications, obtained as a result of our modern equipment levels and technical quality of our maintenance, rank us among the highest airlines in global aviation standards. Since 2000 we have had the Extended Twin Engine Operations (ETOPS) certification of 180 minutes for Airbus A330 model aircraft (the highest international level certification), proving that we are in compliance with the most stringent global aviation standards in this respect. We also have state-of-the-art equipment in Brazil, such as the Future Air Navigation Systems (FANS), which increases safety in congested air space and achieves fuel savings by using more direct routes.
The following table shows our fleet over the last three years:

							To be Returned/ Out of
	In Operation			Subleased			Operation			Total
	December 31,			December 31,			December 31,			December 31,
Model	2006	2005	2004	2006	2005	2004	2006	2005	2004	2006	2005	2004
Airbus A330	10	7	5	—	3	4	—	—	—	10	10	9
Airbus A320	50	36	31	—	—	—	—	—	—	50	36	31
Airbus A319	14	13	13	—	—	—	—	—	—	14	13	13
Fokker 100	19	20	21	—	0	2	2	5	7	21	25	30

Total	93	76	70	—	3	6	2	5	7	95	84	83

The TAM Mercosur fleet consists of three Fokker 100 aircraft (sub-leased from TAM Linhas Aéreas), one Airbus A320 and one Cessna Caravan-model aircraft.
The average age of the TAM Linhas Aéreas fleet is one of the lowest in global aviation and is the lowest in Brazil: 5.8 years for Airbus A319/320 model aircraft, and 5.9 years for Airbus A330-200 model aircraft. With 96 aircraft in operation, the overall average age of our fleet is currently 7.8 years.
The following table sets forth the historical and projected development of our operational fleet at December 31 in each of the years indicated:

	2005	2006	2007	2008	2009	2010
	(Number of aircraft)
Airbus A330	7	10	15	16	20	20
Airbus A319/A320(1)	49	64	88	103	106	112
Fokker F100	20	19	6	0	0	0
MD-11	—	—	3	0	0	0
Boeing 777	—	—	0	4	4	4

Total	76	93	112	123	130	136

(1)
Our fleet projection is based on the following: we currently have firm orders with Airbus for 51 additional A320 family aircraft, six A330 aircraft and ten Airbus A350 aircraft, with options with Airbus for up to 20 additional A320 family aircraft and five additional A350 aircraft. We also have firm orders with Boeing to lease four Boeing 777 aircraft, with four additional options. The projection also includes an additional four Airbus A320 aircraft that we may choose to add on a spot basis in future depending on demand for our services.

In 2006, we announced our decision to phase out our entire fleet of Fokker-100 aircraft by mid-2008, at which point we will operate Airbus A320 family aircraft exclusively in the domestic market.
On March 19, 1998 we entered into an agreement with Airbus pursuant to which we agreed to lease 38 Airbus A319-100 and A320-200 aircraft. The last aircraft is scheduled to be delivered pursuant to this agreement in December 2010. On December 20, 2005, we entered into an agreement with Airbus pursuant to which we agreed to lease ten Airbus A350-900 aircraft. Each Airbus A350 will be capable of carrying up to 300 passengers. The A350 aircraft are scheduled to be delivered in 2014. In June 2006, we entered into an agreement with Airbus pursuant to which we agreed to lease 15 A319 aircraft, 16 A320 aircraft and six A330 aircraft. In November 2006, we entered into an agreement with Boeing pursuant to which we agreed to lease four Boeing 777 aircraft, with an additional four options. The four firm orders are scheduled for delivery in 2008. As part of this negotiation with Boeing, we entered into a separate agreement to temporarily lease three Boeing MD-11 aircraft to act as a “bridge” between November 2006 and delivery of the Boeing 777 aircraft in 2008. This operating lease agreement for the three MD-11 aircraft was made at a “all in cost” that is equal, considering both higher maintenance and lower leasing costs, to that we would have paid if we had leased Boeing 777 aircraft in that period.
The following table shows average use rates of our aircraft, in hours per day, during the periods indicated:

	At December 31,
Bodied	2004	2005	2006
Narrow-bodied aircraft	10.1	12.0	12.3
Wide-bodied aircraft	14.0	14.8	15.1
Leasing agreements
We currently lease all of our aircraft (using long-term lease agreements) through TAM Linhas Aéreas. Leasing gives us greater flexibility to change the composition of our fleet relatively quickly in the event we need to.
All 95 of our aircraft are subject to operating leases, which require us to make periodic payments but do not include aircraft purchase options at the end of the agreement. Pursuant to the terms of these agreements, aircraft are returned under the agreed conditions at the end of the lease. The lessor retains ownership of the aircraft, as well as the economic benefits and risks of ownership. We are responsible for maintaining and contracting insurance for the aircraft during the leasing period. Amounts corresponding to commitments for the leased equipment are not reflected on our balance sheet because these transactions do not include an aircraft purchase option. The duration of our operating lease agreements are up to 192 months after the delivery date of the respective aircraft and payments are adjusted based on variations in the U.S. dollar exchange rate and LIBOR.

Maintenance
We rigorously follow the maintenance plans proposed by the aircraft manufacturers and approved by the competent Brazilian and international aviation authorities. Accordingly, maintenance carried out on our aircraft may be divided into three general categories (i) line maintenance, (ii) heavy maintenance, and (iii) component repair and inspection. Line maintenance includes simple inspections up to “A checks” (the first inspection level), executed in transit and overnight without requiring any change to our operations.
Heavy maintenance includes more complex aircraft inspections and services requiring removal from operations for between five and eight days.
We have entered into a number of agreements with suppliers and service providers in order to assist with our heavy maintenance requirements, of which the following are material:
•
a general terms agreement between TAM Linhas Aéreas and GE Engine Services Distribution, L.L.C., or GE, dated May 7, 2001, pursuant to which we have agreed to purchase certain spare engines and support equipment for both the spare engines that we have purchased from GE and certain engines that have already been installed on our operating fleet. We have also agreed to purchase certain product support services from GE. This agreement has no fixed termination date;

•
an engine maintenance agreement between TAM Linhas Aéreas and MTU Motoren-und Turbinen-Union München GmbH, or MTU, dated September 14, 2000, or the TAY Agreement, pursuant to which MTU has agreed to provide certain maintenance, refurbishment, repair and modification services with respect to approximately 105 TAY650-15 aircraft engines. This is complemented by a novation and amendment agreement to the TAY Agreement, between us and Rolls-Royce Brazil Ltda., dated November 8, 2001 pursuant to which Rolls-Royce Brazil Ltda., replaced MTU as contract counterparty. This agreement terminates on June 30, 2015;

•
an engine maintenance agreement between TAM Linhas Aéreas and MTU Maintenance Hanover GmbH, or MTU Hanover, pursuant to which MTU Hanover has agreed to provide certain maintenance, refurbishment, repair and modification services with respect to certain V2500-A5 engines. This agreement terminates on June 30, 2014; and

•
an engine maintenance agreement between TAM Linhas Aéreas and United Technologies Inc., Pratt and Whitney Division, or Pratt and Whitney, dated September 14, 2000, pursuant to which Pratt and Whitney has agreed to perform maintenance, modification and/or overhaul of PW4168A engines, engine modules and the parts and components thereof. This agreement terminates on September 14, 2010.

Additional maintenance work on our aircraft is performed at hangars at the Congonhas and Guarulhos Airports in São Paulo (line maintenance) and our maintenance center in São Carlos (in the interior of the state of São Paulo) which is approximately 4.6 million square meters in size and which and has received EASA (European Aviation Safety Agency) certification (JAR-145) for inspections of aircraft and aviation components. Our São Carlos maintenance center is qualified to service all aircraft in our fleet (heavy maintenance and component repair and inspection). In 2006, our São Carlos maintenance center also received a certification from Boeing that allows it to service all types of Boeing aircraft.
Out of the approximately 1,500 maintenance professionals performing maintenance work on our aircraft, 800 (including engineers, supervisors, technicians and mechanics) are assigned to our São Carlos maintenance center.

Since we are qualified to perform most line and heavy maintenance services, we eliminate the need to transfer our aircraft to distant locations, saving us time and maintenance costs and increasing aircraft utilization rates. For the maintenance of specific complex components (such as engines) we have signed long-term agreements with third parties, which tend to be the component manufacturers themselves. As a consequence of our codeshare agreements with American Airlines and Air France, we also meet the US and European requirements in that regard.
Our maintenance professionals are trained by the manufacturers and suppliers themselves (including Airbus, Fokker, Rolls-Royce, General Electric and Pratt & Whitney) at their respective facilities abroad. In addition, we provide our professionals with the most modern equipment and software necessary for their training at our service academy in São Paulo (which we refer to as the TAM Service Academy).
In addition to the maintenance we perform on the aircraft we operate, we offer line and heavy maintenance services for third parties operating in Brazil using Airbus equipment (including the presidential aircraft), allowing us to reduce our fixed costs and increase our revenues in 2004 and 2005.
A significant part of our aircraft and vehicle maintenance costs are indexed to the U.S. dollar. For a description and analysis of the effect of exchange rate variations on our income, including fleet maintenance costs, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Exchange rate risk.”
Fuel
Fuel costs are the largest component of our costs, representing some 33.6% of our operating costs in 2006.
Fuel consumed in Brazil represents approximately 90% of our total consumption and is acquired through the distributors of Petrobrás, Shell and Exxon. We purchase fuel abroad from Exxon, Chevron, Texaco and Repsol YPF. Supply contracts for fuel in Brazil are normally made for a two year period and we are currently finalizing the renewal of our contracts. Supply contracts at our international bases normally have a term of one year. Approximately 95% of our fuel is purchased under “into-plane” terms, meaning that the supplier is responsible for delivering the fuel directly into the tanks of our aircraft. The fuel prices in the contracts we sign consist of three components (i) the price from the refinery, (ii) the supplier differential, and (iii) airport taxes and fees. The price of fuel is subject to international market variations in the price of oil. The supplier differential is the portion charged by the supplier (which consists of a fixed amount per liter charged during the contractual period) and reflects the cost of distribution, logistics and the distribution margin. Airport taxes and fees may vary by region and by airport. We have a department responsible for negotiating fuel purchase contracts and, as a result of the high volumes of fuel we purchase, we believe that are we are normally able to obtain more favorable terms than our competitors.
To reduce our exposure to international fuel price and exchange rate variations, we began in 2004 to enter into arrangements intended to hedge a minimum of 30% and a maximum of 80% of our projected fuel consumption for up to a rolling 24 month period. For a description and analysis of the effect of volatility in fuel prices on our income, see “ Item 11. Quantitative and Qualitative Disclosures about Market Risk — Risks relating to variations in the price of oil.” Another important cost reduction initiative involving fuel is our “fuel tankering” program pursuant to which we refuel aircraft in regions where fuel prices are relatively lower. We have also formed a multidisciplinary work group, involving the departments responsible for fuel, engineering, control, operations, dispatching and financing, to develop other measures to reduce fuel consumption in our fleet and spending.
Safety
Brazilian civil aviation follows the highest safety standards in the world. Brazil is classified as a Category 1 in terms of the flight safety standards established by ICAO, which is the highest classification in existence.
Our top priority is the provision of safe transportation. We maintain our aircraft in strict compliance with manufacturers’ specifications and all applicable safety regulations and perform routine daily maintenance. We rigorously comply with the standards established by the Air Accident Prevention Program (PPAA) of ANAC. We are also a member of IATA, the worldwide association of airlines. We participate in the coordination of the IATA Regional Flights Safety committee. We are also members of the Flight Safety Foundation (the largest non-governmental organization for flight safety) and the Flight Safety Committee for Brazilian Airlines. In 2004, we obtained a JAR-145 certification from the European Aviation Safety Agency.

In January 2007, we became the first Brazilian airline to receive the IOSA registration, widely recognized as a global standard for airline operational safety management. IOSA is an internationally recognized and accepted evaluation system designed to assess the operational management and control systems of an airline. An IOSA audit consists of over 700 standards in eight operational areas of an airline, including corporate organization and management systems, flight operations, flight dispatch, aircraft engineering and maintenance, cabin operations, ground handling, cargo operations and operational security.
In July 2006, we joined the United Kingdom Flight Safety Committee (UKFSC), an association of organizations and professionals dedicated to improving flight safety in the United Kingdom.
We were the first Latin American company to install the BASIS (British Airways Safety Information System) for processing abnormal events and the FOQA (Flight Operations Quality Assurance) for the systematic analysis of information recorded during every flight.
Notwithstanding our high safety levels, air transportation service is subject to events beyond our control. In October 1996, one of our Fokker 100 aircraft crashed during departure, with 99 deaths. Although litigation is still pending for this accident, any potential awards are covered by our insurance policies. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Proceedings filed against us — Damage claims relating to accidents.”
Insurance
We maintain insurance policies as required by law and the terms of our aircraft leasing agreements. The scope of these policies includes aircraft hull coverage and coverage against risk of war and civil liability for passengers, cargo, and baggage and injuries to third parties on the ground. Our current policies, which will be in force until 19 December 2007, follow practices adopted by the international civil aviation industry.
We have also contracted asset insurance against risk of theft, fire, flood, electrical damage and similar matters for equipment and buildings we own or for which we are responsible, including airport areas where we have operations. Similarly, we have engaged vehicle insurance against risks of robbery, theft, fire and civil liability against third parties for all vehicles we own or for which we are responsible.
We have also contracted liability insurance in respect of our directors and officers, the current term of which is due to expire on 19 December 2007.
Information Technology
We have a policy of investing significant amounts in information technology systems that enhance our operating processes, allowing us to provide higher quality services to our passengers, in addition to giving us greater flexibility and speed in our operations.
In 2004 we introduced the e-TAM portal, a tool that integrates our entire sales chain, from the time of reservation to passenger boarding. Moreover, data obtained from the e-TAM portal allows us to offer passengers a set of customized services. All of our domestic reservations are made through the portal environment. The use of the e-TAM portal allows us to reduce the cost of reservations and ticket issuance by consolidating the GDSs previously used for almost all our reservations. Currently, GDS is used only for tickets issued abroad.
As discussed in “Item 4. Information on the Company — A. History and development of the company — Capital Investments”, we entered into a loan agreement with BNDES on November 10, 2005 and are using the proceeds from such loan to invest in the software used in our e-TAM portal and the software we use for cost control and managing spare parts and supplies.

Technology allowed us to be the first Brazilian airline to develop and install self-service check-in kiosks in airports. With over 50 units operating in Brazil’s major airports, the kiosks allow passengers who purchase e-tickets to check-in and select their seat in less than 10 seconds, reducing lines in the check-in halls and on boarding of the aircraft. In 2005 and 2006 approximately 375,000 and 1,003,657 passengers respectively checked in through the self-service kiosks.
In October 2003, we signed a general services agreement with Sabre Travel International Limited, pursuant to which we were granted a license (relating to the provision of maintenance services) for electronic reservation technology and database backup, allowing us to better utilize our fleet and network. This agreement will remain in force until October 2013, unless previously cancelled by either party.
The TAM Loyalty Program and “special services” system are also important tools for obtaining information on the profile of our passengers. The TAM Loyalty Program allows us to monitor the activity of passengers registered with the program, recording information on each passenger flight in addition to personal information and preferences (such as preferred seat, special meal requests and other data obtained through our contacts or customer surveys). The “special services” system allows the crew to input data on preferences of our passengers directly to our database. This data is also used to study passengers, offer promotions and new services and define our advertising message.
Our DOV-line tracing system monitors all aircraft baggage and cargo, following the location of items inside the aircraft, for proper weight balancing. A balanced aircraft is critical for a safe flight and has the added benefit of reducing fuel consumption. The DOV-line tracing system also manages crew distribution.
Seasonality
The Brazilian passenger air transportation market is subject to seasonality, as there is always higher demand for air transportation services in the second half of the year. In this regard, we are impacted to a similar extent to the rest of the market, though this is mitigated by the fact that we have a higher concentration of business travel than the market average (and business travel is less sensitive to seasonality). Our other operations do not vary significantly as a result of seasonality.
Competition
General
Airlines in Brazil compete primarily in terms of routes, price, flight frequency, service reliability, brand recognition and benefits offered to passengers, such as loyalty programs and customer service. We believe our market leadership and the TAM Loyalty Program enhance our competitive performance in many of these areas.
Our competitors, both actual and potential, include Brazilian airlines, airlines operating on regional air routes and new participants in the market, who operate primarily on regional transportation networks. Our principal competitor is Gol. In previous years, Varig had been one of our major competitors. However, Varig filed for bankruptcy protection in Brazil and the United States in June 2005. Varig’s assets and operations were sold to various investors over the course of 2006 and, on December 14, 2006, Varig ceased operations altogether. On December 15, 2006, a new company, VRG Linhas Aéreas S.A., initiated operations on some of the routes previously used by Varig. On March 24, 2007 Gol announced that it had entered into an agreement to acquire VRG Linhas Aéreas S.A. That acquisition remains subject to the approval of CADE and has already received preliminary approval from ANAC.
To a much lesser degree, we also face competition from a number of significantly smaller airlines operating in the domestic market. At December 31, 2006, 11 different airlines together had a share of the 13.7% of the domestic market that is not served by TAM and Gol (who together have a share of approximately 86.3% of the domestic market).

ANAC recently announced changes to the policy pursuant to which airlines receive slot allocations. The ANAC resolution provided that 80% of new slots would be distributed to existing airlines, which these slots being divided evenly (without regard to market shares). New slots are only available to airlines that have a history of punctuality, no pending proceedings with ANAC and a positive shareholders’ equity.
The remaining 20% of slots are available to new entrants.
See “— Regulation of the Brazilian Civil Aviation Industry — Rights to Operate Air Routes — Policy on slots.”
The graph below shows the history of market participation on domestic routes, calculated by reference to RPKs, for the major Brazilian airlines, for the periods indicated (based on data provided by ANAC):
Domestic market share (RPKs)
Source: ANAC.
Some of our competitors have significant levels of debt and their financial condition and prospects are uncertain. If our competitors in financial difficulty succeed in restructuring their debt and strengthening themselves in the market, they may be able to offer cheaper fares on the routes we operate, or compete with us in other ways (even if our operations are more efficient).
We also face competition, albeit to a lesser degree, from land transportation companies such as road transport companies. In 2005, inter-state road transport companies carried over 141,171,698 million passengers, according to the Road Transport Department.
Overview of the Industry
General
Brazil is the fifth largest domestic aviation market in the world, covering a vast area (greater than the continental United States) and a population of approximately 182 million people (according to the Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE). According to IATA, the São Paulo — Rio de Janeiro shuttle route is one of the busiest shuttle routes in the world (after the New York — Washington D.C. and London — Paris routes). Growth of the Brazilian commercial aviation industry is closely related to growth of Brazilian GDP. According to ANAC, the Brazilian commercial aviation industry transported more than 38.6 million passengers in the domestic market in 2005.

Brazilian civil aviation follows the highest established standards of flight safety in the world. Brazil is classified under Category-1 of the flight safety standards established by the International Civil Aviation Organization, the same classification attributed to the United States and Canada.
Airlines operating in the Brazilian commercial aviation market can be divided into the following four categories:
•	domestic airlines, which provide public transportation service on a scheduled basis within Brazil and operate mainly with large aircraft between the major cities of Brazil;
•
regional airlines, which provide public transportation service on a scheduled basis within Brazil, generally connecting between smaller cities and bigger cities in Brazil. Typically, regional airlines operate with smaller aircraft, such as turbo-props;

•	charter airlines, which provide transportation service on a non-scheduled basis; and
•	international airlines, which provide international transportation services on a scheduled basis to and from Brazil.
The market for scheduled airline service in Brazil includes two main types of passengers: those traveling on business and those travelling for leisure. Business passengers generally place more importance to factors such as frequency of flights, reliability, availability of direct flights, extent of area served and value-added services (and are becoming increasingly sensitive to price). Leisure passengers generally place more importance on price and tend to be more flexible regarding scheduling of their trips.
The business travel sector is the largest and most profitable segment of the air transport industry in Brazil. We believe that business trips represented approximately 70% of total demand in Brazil for domestic flights in 2006, a number we believe is significantly greater than the proportion of domestic business trips in the international civil aviation sector. In Brazil, small and medium-sized companies (which comprise a large proportion of our customer base) place significant importance on receiving good service from their airline, while maintaining a balance between quality, frequency of flights and low prices.
According to data compiled by ANAC, flights between Rio de Janeiro and São Paulo represented 10.8% and 8.9% of all domestic passengers (in terms of departures and arrivals) in 2004 and 2005 respectively. The six most heavily traveled routes between pairs of cities in Brazil, represented 22.2% and 17.9% of all passengers traveling on domestic flights in Brazil (in terms of departures and arrivals) in 2004 and 2005 respectively. The following table sets forth data on the six most heavily traveled routes between pairs of cities in Brazil in 2005:

		Total No. of	Market
Routes Between Pairs of Cities		Passengers	Share
São Paulo	Rio de Janeiro	3,365,874	8.9%
São Paulo	Brasília	1,306,015	3.5%
São Paulo	Belo Horizonte	391,884	1.0%
Brasília	Rio de Janeiro	948,008	2.5%
Belo Horizonte	Brasília	121,923	0.3%
Belo Horizonte	Rio de Janeiro	620,759	1.6%

Total		6,754,463	17.9%
Source: ANAC.
In 2004 and 2005, the ten busiest airports accounted for 69.6% and 66.0% respectively of all domestic traffic in terms of departures and arrivals.
The domestic civil aviation market is principally served by TAM and Gol who together represented over 86.3% of all domestic routes at December 31, 2006, in terms of RPK. According to ANAC, at December 31, 2006, our share of the domestic market was 49.1%, while that of Gol was 37.1% respectively.

With TAM and Gol together having a share of approximately 86.3% of the domestic market at December 31, 2006, the remaining approximate 13.7% share was served by 11 different airlines. This market profile is consistent with the historical make-up of the domestic market, which has traditionally seen a small number of airlines holding the vast majority of domestic market share and a much larger number of airlines (the identity of whom has continuously changed over the years as different airlines have entered and left the market) holding the remaining portion.
On June 17, 2005 Varig became the first Brazilian company to file before the Courts of the State of Rio de Janeiro for an in-court reorganization under Law No. 11,101 of February 9, 2005 (which we refer to as the New bankruptcy law). Previously, the Brazilian Aeronautical Code provided that concessionaires of air public transportation were not allowed to apply for an in-court reorganization. During the period of this in-court reorganization, Varig faced a drastic deterioration in its financial and operational condition. It ceased operation of several flights and withdrew from important domestic and international markets. On December 18, 2005, the creditors’ assembly of Varig approved its in-court reorganization plan but this was amended by the creditors on May 9, 2006 in order to permit a judicial disposal of Varig’s flight operating unit. On July 17, 2006, the flight operating unit of Varig was sold in a public bid process held by the Judiciary of the State of Rio de Janeiro to VarigLog Linhas Aéreas S.A., a former subsidiary of Varig that was also sold on November 11, 2005 pursuant to the in-court reorganization plan). On March 24, 2007 VarigLog and Gol announced that Gol had entered into an agreement to acquire VRG Linhas Aéreas S.A., which is VarigLog’s subsidiary that operates Varig’s routes. That acquisition remains subject to the approval of CADE and has already received preliminary approval from ANAC.
There have recently been certain problems regarding the organization and operation of the Brazilian air traffic control system. These problems adversely affected our operations during periods of 2006 and continue to adversely affect us when the air traffic control system faces interruptions in service. Discussions are currently ongoing among the applicable governmental authorities with a view to possible changes in the organizational structure of the air traffic control system that are intended to prevent similar problems from occurring in the future. We cannot give any assurance as to whether these discussions will lead to improvements in the air traffic control system.
According to ANAC, approximately 37.8 million passengers were transported on domestic flights and 5.6 million were transported on international flights in Brazil in 2005 (out of a total population of approximately 182 million people, according to the IBGE). In comparison, according to the United States Department of Transportation, 658.2 million passengers departed on domestic flights and 86.2 million passengers departed on international flights in the United States in 2004 (out of a total population of approximately 287.7 million people, according to the most recent U.S. Census).
The flow of passengers who departed on flights between Brazil and other countries in Latin America, Europe and North America in 2005 is set out in the following table (together with the GDP of each country indicated):

Country/Region	Passengers	GDP	Population
		(US$ billions)	(millions)
Argentina	825,654	183.2	37.9
Chile	283,947	115.2	16.2
Uruguay	133,667	16.8	3.5
Bolivia	79,601	9.7	9.1
Paraguay	94,248	7.5	6.2
Peru	92,178	79.4	28
Colombia	52,845	122.6	45.6
Venezuela	47,566	130.5	26.6
North America	1,120,995	13,585.4	320.1
Europe	1,869,397	15,633.0	804.2
Source: Euromonitor, IATA GABI (International Air Transport Association Global Aviation Business Intelligence) and Bureau of Transportation Statistics.

Trends In the Domestic Market
In the past 34 years, the domestic market has generally grown in terms of RPK, except during times of significant economic recession (such as the oil crisis and the debt-moratorium crisis in the 1980s and the economic recession and political instability of the early 1990s).
During the past ten years, the annual air-traffic passenger growth rate, in terms of RPK, was 9.4%, compared to an annual growth rate of available capacity, in terms of ASK, of 6.7%. Load factors have increased continually since 2002, averaging 64.9%. Domestic passenger traffic and available capacity rates for the period between 1997 and 2006 are set out in the following table:

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006
	(In millions, except percentages)
ASKs	31,146	38,121	40,323	41,437	45,314	47,013	41,851	43,034	47,979	55,971
Change in ASKs(1)		22.4%	5.8%	2.8%	9.4%	3.8%	(11.0)%	2.8%	11.5%	16.7%

RPKs	17,824	22,539	22,204	24,284	26,527	26,711	25,196	28,214	33,699	40,079
Change in RPKs(1)		26.5%	(1.5)%	9.4%	9.2%	0.7%	(5.7)%	12.0%	19.4%	18.9%
Load factor	57.2%	59.1%	55.1%	58.6%	58.5%	56.8%	60.2%	65.6%	70.2%	71.6%

(1)	Percentages refer to percentage change from previous year.
Source: Anuário DAC (1997 to 2003) and Dados Comparativos Avançados ANAC (2004 to 2006).
Historically, growth in domestic civil aviation revenue has generally exceeded growth in GDP. From 1997 to 2006, domestic civil aviation RPK grew 9.4% per year, while the annual GDP growth rate in the same period was 2.3%, according to ANAC and Central Bank data.
The variable factors that have the greatest influence on the commercial aviation market are the price of fuel and variations in exchange rates because fuel is the most important element of costs for airlines and most elements of the market (including fuel) are tied to the U.S. dollar. In 2005 the costs of fuel and exchange rate variations represented approximately 33.45% and 16.40% of the industry’s total costs respectively, according to ANAC.
The influence of the Brazilian government on the industry, through industry regulations, has also had a significant impact on the performance of airlines operating in the market. From 1986 to 1993, the Brazilian government imposed more rigid control over local civil aviation activities because of high inflation levels which led to a series of economic crises in Brazil during that entire period. The control exerted by the Brazilian government consisted mainly of monitoring the prices of air fares charged by airlines and supervising the use and expansion of their routes. In 1994, after successful efforts to control inflation and stabilize the Brazilian economy, the Brazilian government (acting through the aviation authorities) began to deregulate civil aviation activities, principally by gradually reducing government control over the airlines’ local activities. Even though Brazilian civil aviation is still a regulated sector, ANAC’s current rules are significantly more flexible than the regulations which were previously in effect and a series of basic and essential regulations have been frequently issued by the relevant authorities in order to harmonize the Brazilian regulatory environment with international, more modern models.
We believe the current regulatory regime has favored the financial performance of Brazilian civil aviation. As a result of imposing a more rational supply of services and ending implicit subsidies to less competitive airlines, we believe that the Brazilian government has enabled more competitive airlines such as TAM and Gol to better utilize their aircraft in an environment of healthy competition, which in turn has led to improved average returns in the domestic market. Such regulatory system is undergoing certain structural changes. See “Item 3. Key Information — D. Risk Factors — Risks Relating to the Civil Aviation Industry and our Business — The regulatory structure of Brazilian civil aviation is undergoing change and we have not yet been able to evaluate the results of this change on our business and results of operations” and “— Regulation of the Brazilian Civil Aviation Industry — Rights to Operate Air Routes — Future legislation.”

Regulation of the Brazilian Civil Aviation Industry
Overview
Scheduled air transportation services are considered public services in Brazil and, accordingly, are subject to extensive regulation by the High Command of Aeronautics of the Ministry of Defense, or the High Command of Aeronautics, CONAC and ANAC. Scheduled air transportation services are also regulated by the Brazilian federal constitution and by the Brazilian Aeronautical Code.
The Brazilian Aeronautical Code sets out the principal rules relating to airport infrastructure and operations, flight protection and safety, certification of airlines, aircraft leasing structure, liability, transfers, registration and licensing, training of crews, concessions, inspection and control of airlines, public and private air cargo transport services, airlines’ civil liability and penalties for violations.
CONAC is the Brazilian President’s advisory body. Its board of advisors include the Ministry of Defense, the Minister of Civil Affairs, the Minister of Finance, the Minister of Development, Industry and Foreign Trade, the Minister of Foreign Relations, The Minister of Tourism and the Command of the High Command of Aeronautics. CONAC has the authority to establish policies for the Brazilian civil aviation industry that are adopted and carried out by the High Command of Aeronautics and ANAC. CONAC establishes general rules related to adequate representation of Brazil in treaties, conventions and other matters related to international air transportation, airport infrastructure, the granting of additional funds to be used to benefit airlines and airports (based on strategic, economic and leisure considerations), the coordination of civil aviation operations, air safety, concessions for the operation of airline services and permits for the provision of related commercial services.
ANAC is the main civil aviation authority in Brazil and reports directly to the Ministry of Defense. ANAC is an independent regulatory agency associated with, but not under the control of, the Ministry of Defense and it operates as an independent agency for an indefinite term. ANAC principally has the authority to: (i) regulate, inspect and supervise services rendered by airlines operating in Brazil, (ii) grant concessions, permits and authorizations for air transport operations and airport infrastructure services, (iii) represent the Brazilian government before international civil aviation organizations, (iv) control, register and inspect civil aircraft, and (v) ensure that air transportation services are provided under free market principles.
The Brazilian government has recognized and approved the three main international conventions related to world commercial air transportation operations: the Chicago Convention of 1944, the Geneva Convention of 1948 and the Montreal Convention of 1999.
Air transportation services concession
The Brazilian federal constitution grants the Brazilian government the exclusive authority to explore air transportation services and airport infrastructure and provides that the government can render these services either directly or indirectly through third parties (by means concessions or permits). According to the Brazilian Aeronautical Code and regulations issued by the High Command of Aeronautics, any operation of scheduled air transportation services requires a concession granted by the High Command of Aeronautics. The terms of each concession must be formalized by means of a concession agreement entered into with ANAC. Any company seeking a concession must meet certain economic, financial, technical, operational and administrative requirements established by ANAC. In addition, all companies seeking a concession must (i) be legal entities constituted in Brazil, (ii) obtain a valid Air Operation Approval Certification (CHOA) — corresponding to the former Air Transport Operation Approval Certification (CHETA), and (iii) comply with certain restrictions regarding ownership of its shares or quotas. See “— Rights to Operate Air Routes — Restrictions against the ownership of shares in airlines operating under concessions.”
ANAC has the authority to revoke a concession in the event of any failure by an airline to comply with the rules of the Brazilian Aeronautical Code, supplemental laws and regulations and the terms of the applicable concession agreement.

Article 122 of Law No. 8,666 of June 21, 1993 provides that concessions must be regulated by specific procedures stipulated in the Brazilian Aeronautical Code. The Brazilian Aeronautical Code and the regulations issued by ANAC do not expressly establish any bidding procedures in relation to concessions. Accordingly, it is not currently necessary to conduct bidding prior to awarding concessions for the operation of air transportation services (such as ours) as would be required in the case of other public services generally regulated by laws applicable to public concessions.
Our concession to operate scheduled air transportation of passengers, cargo and mail at a national level was obtained on December 9, 1996 through the issuance of Ordinance 816/GM5 and the execution of the relevant concession agreement, which will remain valid until December 9, 2011. Although we can offer no guarantee that we will be able to renew our concession, we do not currently foresee any problems in relation to such renewal.
Importation of aircraft into Brazil
The importation of civil and commercial aircraft into Brazil is subject to the prior approval of COTAC (a sub-department of ANAC). In authorizing the importation of aircraft, COTAC analyzes, among other things, the need to import the asset and the financial terms in relation to the proposed transaction. Upon obtaining COTAC’s authorization, the importing party must follow the other general procedures relating to the importation of goods into Brazil. Finally, the importing party must register the aircraft with RAB.
Aircraft registration
The registration of aircraft in Brazil is governed by the Brazilian Aeronautical Code. The Brazilian Aeronautical Code provides that no aircraft is authorized to fly in Brazilian airspace or to land in or take-off from Brazilian territory without being duly registered. In order to remain registered with a Brazilian registration number, an aircraft must have both a certificate of registration and an airworthiness certificate (certificado de navegabilidade), each of which are issued by RAB after a technical inspection by ANAC. The certificate of registration issued by ANAC attributes Brazilian nationality to the aircraft and proves for its enrollment with the proper authorities. The airworthiness certificate is generally valid for six years from the date on which ANAC conducted its inspection of the aircraft and provided authorization for it to fly over Brazilian airspace (subject to continued compliance with certain technical requirements and conditions). The registration of any aircraft can be cancelled in the event that the authorities verify that such aircraft is not in compliance with the requirements for registration (in particular any failure to adapt the aircraft to any safety requirements specified by ANAC or by the Brazilian Aeronautical Code).
All agreements relating to aircraft registered in Brazil, including sale and purchase agreements, financial commercial leasing agreements, operating leases, mortgages (and amendments to any such agreements) must be submitted to the Brazilian Aeronautical Registry (RAB) for the purpose of publishing the transactions contemplated thereby and updating aircraft registration.
Rights to Operate Air Routes
Domestic routes
ANAC has the authority to grant Brazilian airlines the right to operate any new route. Any airline seeking to operate a new route must submit studies proving both the technical and economic feasibility of the proposed route (in form satisfactory to ANAC) and must fulfil certain conditions in relation to the awarding of those routes. In respect of awarding any new route or approving any change to existing routes, ANAC evaluates the infrastructure capacity of the airports from which the route will be operating and the increase in demand and competition between airlines. In addition, approval for operation of a route is made subject to the condition that the route must be operated on a scheduled basis. The operation of a route by any airline can be cancelled in the event that airline (i) fails to initiate operation of the route within 15 days of receiving authorization, (ii) fails to maintain at least 75% of the flights established in the respective National Air Transport Schedule (hotran) for a period of 90 days, or (iii) suspends operations for more than 30 days. ANAC’s approval of new routes or changes to existing routes is given in the course of an administrative proceeding and does not require any amendment to the applicable concession agreement.

Once awarded, the routes must be immediately reflected in the hotran (the report of the itinerary of all routes an airline operates), which will then become an integral part of each airline’s database at ANAC. The hotran not only establishes the routes but also the arrival and departure times at certain airports, none of which can be changed without the prior approval of ANAC. Brazilian civil aviation laws and regulations provide that an airline may not sell or transfer routes to another airline.
International routes
International airlines are those with points of departure in Brazilian territory and points of arrival in foreign territory, operated by Brazilian companies previously designated by the Brazilian government and operated in accordance with the terms of bilateral agreements with foreign governments. The rights to international routes between major cities (as well as the corresponding landing rights) are derived from bilateral air transportation agreements negotiated between the government of Brazil and foreign governments. Pursuant to the terms of those agreements, each government grants the other the right to designate one or more domestic airlines to operate scheduled service between certain destinations in each country.
Requests for new international routes or changes in existing routes must be submitted by each interested Brazilian airline to SRI, which evaluates each request based on the provisions of the applicable bilateral agreement, the availability of existing routes between the two countries and the general policies of the Brazilian aviation authorities. Following such evaluation, SRI may take any necessary steps required in relation to qualification of the international route.
Ordinance No. 569/GC5 of September 5, 2000 provides that international air transportation services may be cancelled in the event that such services are (i) not implemented or operated for more than six months, (ii) the airline is proven to be incapable of performing the service, or (iii) the airlines fails to comply with the agreements, laws and regulations of the High Command of Aeronautics.
Policy on slots
Each hotran represents the authorization for an airline to land and take off at certain airports within a predetermined space of time. That space of time is known as an airport slot and establishes that an airline can operate in a specific airport at the times contained in the hotran.
Brazilian law provides that a slot is a ANAC concession reflected in an airline’s hotran. As is in the case with routes, a slot is not owned by the airline and may not be transferred to another airline.
The more congested Brazilian airports are subject to traffic restrictions via slot allocation policies. On July 3, 2006, ANAC issued Resolution No. 2 which set forth the new rules to the distribution of domestic slots. This resolution establishes that 20% of the available slots of a restricted airport will be distributed among new entrants and 80% of the available slots will be distributed among existing airlines. In addition, ANAC requires that any airline applying for a slot must have a record of punctuality, have no pending proceedings with ANAC and have a positive shareholders’ equity. Although we comply with all conditions and requirements to apply for new slots, we can offer no guarantee that new slots will be allocated to us.
The Departmento de Controle do Espaço Aéreo, or DECEA, is responsible for coordinating and inspecting the infrastructure support facilities of airports. DECEA, acting jointly with ANAC and Infraero, also conducts studies at all Brazilian airports to determine the maximum operating capacity of each airport. Congonhas airport in São Paulo currently has slot restrictions. We currently have the largest number of slots of any airline at Congonhas airport. Investments currently being made in Brazilian aviation infrastructure are expected to enable an increase in aircraft operations at congested airports and, consequently, the granting of new slots to airlines.
Aviation infrastructure and the airport system
The Brazilian federal constitution grants the Brazilian government the exclusive authority to explore air transportation services and airport infrastructure and provides that the government can render these services either directly or indirectly through third parties (by means of concessions or permits). The installation and operation of any aviation infrastructure services inside or outside an airport will always require the prior authorization of the aviation authority, which will also supervise them.

Ground structures are required for the operation of air navigation systems. Any surface structure which is intended to meet the needs of air navigation is included under the category of aviation infrastructure. Accordingly, aviation infrastructure is broadly defined and includes all ground organizations, assets and facilities that support the development of air navigation. Aviation infrastructure is made up of the group of ground agencies, facilities or structures that support air navigation in relation to safety, schedules and efficiency, including (i) the airport system, (ii) the flight protection and safety system, (iii) the Brazilian Aviation Registration system; (iv) the air accident investigation and prevention system, (v) the system of air transport safety and coordination facilities, (vi) the system of personnel training and education for the air navigation and aviation infrastructure, (vii) the aviation industry’s system of coordination, and (viii) the aviation infrastructure coordination system.
The airport system consists of all Brazilian landing fields (military and civilian, private and public) used for domestic aviation and international flights. Airports are public landing fields equipped with installations and facilities to support aircraft operations and the departure and arrival of passengers and cargo. The construction, administration, and operation of airports are subject to the rules, instructions, coordination and control of the aviation authority. Airports include areas intended for airport administration, public agencies that function on a mandatory or optional basis in the airports (such as those relating to the Federal Revenue Service (customs), the Ministry of Justice (federal police), the Ministry of Health (health supervision), or the Ministry of Agriculture (agricultural inspection)). In addition to these administrative areas, airports contain areas for passenger, baggage and cargo service and movement and for the general public (including vehicle parking facilities). Airports are open to traffic and the public by means of the approval of the aviation authorities. Airports may be built, maintained and operated directly by the Brazilian government or through concessions, authorizations or permits. Airports may also be operated by specialized quasi-public enterprises under the Brazilian government or its subsidiaries, reporting to the High Command of Aeronautics (such as INFRAERO), by Brazilian states or Municipalities and by legal entities considered technically, economically and financially qualified by the aviation authorities.
INFRAERO, a government agency reporting to the Ministry of Defense, has the function of managing, operating, and controlling most Brazilian federal airports (including their control towers and airport safety operations). Smaller airports and regional airports may belong to state or municipal governments and, in such cases, are frequently managed by local government agencies. INFRAERO performs safety activities at most Brazilian airports, including the verification of passengers and baggage, cargo safety and general airport safety measures.
The use of areas within federal airports (such as hangars and check-in counters) is subject to a concession-for-use granted by INFRAERO. Where there is more than one candidate to use a certain airport area, INFRAERO may institute a bidding process.
Prices
Brazilian airlines are freely able to set their prices for domestic routes but must register the prices with ANAC for monitoring purposes. ANAC constantly monitors airfares and may intervene in the market and in scheduled air service concessions to prevent acts against economic order and to protect the interests of consumers. Airlines may establish price discounts or follow other promotional strategies. Airlines must submit any promotional passenger fare discounts greater than 65% of ANAC’s reference rate per kilometer to ANAC at least five business days in advance. Reference rates are established by ANAC based on Brazilian civil aviation’s average operating costs.
International prices are established in accordance with bilateral agreements. In addition, airlines operating international routes must negotiate their rates with the International Air Transport Association (IATA) and then submit the negotiated rates to ANAC for approval.

Civil liability
The Brazilian Aeronautical Code and the Montreal Convention of 1999 limit an aircraft operator’s liability for damage to third parties caused by ground or air operations, or for damage resulting from persons or objects being thrown from aircraft. The Brazilian National Congress approved the Montreal Convention of 1999 by means of Legislative Decree No. 59 of April 18, 2006 and Decree No. 5,910 of September 27, 2006. The Montreal Convention replaced the Warsaw Convention of 1929 and will have the effect of increasing the liability limits for civil aircraft operators. The Brazilian courts, however, have occasionally disregarded the liability limits set forth in both the Warsaw Convention of 1929 and its successor, the Montreal Convention of 1999, and have granted compensation based on the Civil Code and Consumer Defense Code (which do not expressly set out maximum liability limits).
In response to the substantial increase in insurance premiums to cover damage from terrorist attacks after the September 11, 2001 attacks in the United States, the Brazilian government introduced a law authorizing it to assume responsibility for damage caused to third parties as a result of terrorist attacks or acts of war against aircraft pertaining to Brazilian airlines. See “Item 4. Information on the Company — B. Business Overview — Insurance.”
Environmental legislation and regulations
Brazilian airlines are subject to various federal, state and municipal environmental protection laws, including in relation to the disposal of materials and chemical substances and noise pollution generated by aircraft. These laws and regulations are applied by the state and municipal governmental authorities, which can impose administrative sanctions following violations, in addition to liability in the civil and criminal courts for any party violating the laws and regulations. For example, according to a ANAC ordinance, the operation of scheduled commercial flights departing from or arriving at Congonhas Airport is subject to a noise ban from 11:00 P.M. to 6:00 A.M. because of the airport’s proximity to residential areas in the city of São Paulo.
Restrictions against the ownership of shares in airlines operating under concessions
The Brazilian Aeronautical Code provides that, in order to be entitled to a concession to operate scheduled service, and subject to the carve-outs described below, 80% of an airline’s voting capital must be held directly or indirectly by Brazilian citizens and certain management positions must be held only by Brazilian citizens.
The Brazilian Aeronautical Code sets out certain restrictions against transferring the capital of scheduled airlines operating under concessions (such as our subsidiary, TAM Linhas Aéreas) including the following restrictions:
•	shares with voting rights must be registered and the company’s by-laws must prohibit the conversion of preferred shares with no voting rights into shares with voting rights;
•
ANAC’s prior approval of any share transfer, regardless of the investor’s nationality, which would result in (i) a change in the company’s control, (ii) the concessionaire’s ownership of more than 10% of the company’s capital, or (iii) a transfer of more than 2% of the company’s capital stock;

•
the company must submit to ANAC in the first month of each six-month period a detailed chart of shareholder participation, including a list of shareholders and a list of all share transfers that occurred during the six-month period; and

•	based on the information in the chart described above, ANAC may determine that subsequent transfers must be subject to its prior approval.
Our corporate purpose is the management of corporate participation in airlines. We hold shares representing the shareholding control of TAM Linhas Aéreas, which, in turn, is a company operating under a concession for the operation of scheduled air transportation services. The Brazilian Civil Aviation code provides that the restrictions against share transfers described above apply only to companies operating under concessions for the operation of scheduled air transportation service and, accordingly, do not apply to us.

Future legislation
On March 28, 2001, CONAC published for public consultation a draft of a bill to replace the Brazilian Aeronautical Code and modernize the basic laws and regulations relating to the industry. In general, this draft deals with matters related to civil aviation, including airport concessions, consumer protection, increased foreign shareholding participation in airlines, limitation of airlines’ civil liability, compulsory insurance and fines. However, at the date of this annual report there are no relevant discussions or developments in respect of this draft bill.
Federal intervention
The executive branch of the government may intervene in Brazilian civil aviation companies whenever their operations or financial situations jeopardize the continuation, efficiency and safety of Brazilian air transportation services. The purpose of federal intervention is to re-establish normal service by the company and the intervention may last as long as necessary to achieve this purpose, though it may not exceed a period of two years. In the event that a technical inspection conducted before or after the decree of federal intervention demonstrates that the re-establishment of normal service would be impractical, the federal intervention can be converted to extra-judicial liquidation, provided at least half the company’s debts can be liquidated by means of a sale of its assets. In the event that the company’s assets are not sufficient to pay at least half of the company’s debts (or in the event that there is evidence of fraud), the federal intervention or extra-judicial liquidation must be converted to bankruptcy.
New bankruptcy law
On February 9, 2005, the President of Brazil sanctioned the New Bankruptcy Law. The New Bankruptcy Law, which became effective on June 9, 2005 and which replaced the current bankruptcy law (Decree-Law No. 7,661/45), introduced significant innovations in the Brazilian bankruptcy system. In general, the New Bankruptcy Law creates new processes of extra-judicial recovery and judicial recovery (the latter being a replacement for current bankruptcy protection) and introduces other relevant changes in the bankruptcy process. Business owners and business partnerships will be subject to the New Bankruptcy Law, including those whose purpose is to operate air services or aviation infrastructure of any kind, and those who are currently prevented from filing for bankruptcy protection.
Through the extra-judicial recovery process, a debtor may ask the judiciary to approve agreements with one or more classifications of creditors or with groups of creditors of the same classification with similar payment terms. The plan may not include credits of a labor or tax nature or those derived from future exchange contracts, leasing agreements or fiduciary agreements. Once approved, the plan will apply to all creditors who adhered to it and will be binding on all creditors included in its scope, even those who did not sign the plan, provided that the debtor obtained the approval of at least three-fifths of the creditors of each class of creditors.
The judicial recovery process consists of judicial action intended to remedy the debtor’s financial problems and enable it to continue its operations (provided that the economic feasibility of continuing operations can be proven). Unlike the current Brazilian bankruptcy protection system, which merely covers unauthenticated credits, the judicial recovery process obliges all prior creditors to go to court to recover credits, including labor creditors, except credits of a labor or tax nature or those derived from future exchange contracts, leasing agreements or fiduciary agreements. The recovery plan submitted by the debtor must present a proposal for the payment of debts, indicating the means of recovery to be utilized. In the event that a creditor should object to the plan proposed by the debtor, the judge must call a meeting of the creditors to decide whether to accept or refuse the plan. In the case of refusal, the judge must declare the debtor bankrupt. In the case of acceptance and subsequent granting of judicial recovery, the original obligations of the debtor will be novated.
The principal innovations introduced by the New Bankruptcy Law include (i) the requirement of a minimum amount of credit necessary for the creditor to request the debtor’s bankruptcy; (ii) elimination of suspensive bankruptcy protection, (iii) the possibility of a rapid sale of assets (with priority given to sales of blocks of assets), and (iv) an alteration in the order of credit classification.
In the case of judicial recovery and bankruptcy of airlines, the exercise of rights derived from commercial aircraft leasing agreements (or parts thereof) will not be suspended.

C. Organizational Structure
Our principal shareholders are TEP, Aerosystem and Nova Fronteira (who hold an aggregate of 54.56% of our capital stock). The following organizational chart sets out, in summary form, our shareholder structure and subsidiaries at the date of this annual report:
The Registrant, TAM Linhas Aéreas and TAM Viagens are incorporated in Brazil. TAM Mercosur is incorporated in Paraguay and TAM Capital and TAM Financial are incorporated in the Cayman Islands.
D. Property, Plants and Equipment
In 2001, we inaugurated our maintenance center in São Carlos, in the interior of the state of São Paulo, which occupies an area of approximately 4.6 million square meters, with 50,000 square meters of building area. At this center, we perform maintenance on aircraft and components of TAM as well as other Latin American airlines.
TAM Linhas Aéreas has its own building of 1,050 square meters in São Paulo (in front of Congonhas Airport) for TAM Express administration, dispatch and customer service, in addition to storage for uniforms, lost baggage and warehouse space.
The TAM Service Academy is located in an eight-story building in São Paulo (in proximity to Congonhas Airport) and covers an area of 12,000 square meters. The TAM Service Academy is the largest and most modern aviation training center in Latin America and is dedicated to training pilots, flight attendants, customer service and administrative staff. The TAM Service Academy has the capacity to accommodate over 750 persons for training each day.
We have entered into concession agreements with management of different airports for the use of areas to provide services in passenger terminals, including check-in halls, passenger sales areas in airports and operational support areas. These agreements provide for periodic adjustments in the amounts paid for the concessions and renewal conditions. We also have a concession for the use of hangars and cargo terminals in airports throughout Brazil. These include areas in the passenger terminals of Guarulhos, Congonhas and Recife Airports, cargo terminals at the Salvador, Recife, and Vitória Airports and aircraft maintenance hangars at the Belém, Cuiabá and Goiânia Airports. We also have approximately 40,000 square meters of space for aircraft maintenance, parts storage and administration at Congonhas Airport in São Paulo, the location of our headquarters.

ITEM 4A. UNRESOLVED STAFF COMMENTS
Not applicable.
ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS
The following discussion should be read in conjunction with our consolidated annual financial statements and the notes thereto, which are included elsewhere in this annual report and have been prepared in accordance with Brazilian GAAP. Brazilian GAAP differs in certain significant respects from U.S. GAAP. For a summary of the reconciliations from Brazilian GAAP to U.S. GAAP in our consolidated audited financial statements see “— Reconciliation to U.S. GAAP,” and note 31 to our audited consolidated annual financial statements at December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, included elsewhere in this annual report.
A. Operating Results
Principal Factors Affecting Our Financial Condition and Results of Operations
Brazilian macroeconomic conditions
Our revenues and profitability are affected by conditions in the Brazilian economy in general.
The main indicators in the Brazilian economy posted significant improvements in 2004 compared to the immediately preceding years. The resumption of economic growth became more visible, particularly in those sectors more sensitive to more widespread availability of credit. This recovery led to improvements in the labor market. Brazilian GDP grew by 4.9% in 2004 and the value of the real increased by 8.8% against the U.S. dollar between December 31, 2003 and December 31, 2004. Brazilian GDP grew by 2.3% and 3.7% in 2005 and 2006, respectively. According to ANAC, growth in the Brazilian civil aviation market showed a close correlation with growth in Brazilian GDP. In terms of RPKs, the Brazilian domestic flight market increased by 0.7% in 2002, decreased by 5.7% in 2003 and resumed growth at a rate of 12.1% in 2004, 19.4% in 2005 and a rate of 12.3% in 2006. In the past three years, the growth rate of Brazilian domestic RPKs was approximately five times that of the Brazilian GDP. We believe that Brazilian GDP is an important factor in determining our capacity for future growth and our results of operations.
Between September 2004 and May 2005, the Central Bank raised interest rates from 16.00% to 19.75%, in order to manage inflation. The impact of these rate rises was to slow economic activity in Brazil during 2005, with GDP growth of 2.3% for the year ended December 31, 2005, compared to 4.9% for the year ended December 31, 2004. These rate rises were also successful in controlling inflation. Levels of inflation are now within the target range imposed by the Brazilian Central Bank on both a current and a 12 month basis. Accordingly, the Central Bank has subsequently lowered the base interest rate several times. As of December 31, 2006, the base interest rate was 13.25%.
Effects of exchange rate variations and inflation on our financial condition and results of operations
Our financial condition and results of operations have been historically affected by variations in exchange rates and the rate of Brazilian inflation. Our costs and expenses (such as fuel costs, lease obligations, aircraft insurance, engine maintenance and related expenses) are principally denominated in U.S. dollars or are linked to the U.S. dollar. At December 31, 2006 and December 31, 2005, approximately 51.5% and 52.1%, respectively, of our operating costs were either denominated in or linked to the U.S. dollar. In comparison, our revenues are mostly received in reais. We are therefore exposed to fluctuations in the U.S. dollar/real exchange rate. In 2006, 22.1% of our revenues were denominated in reais, compared to 19.7% in 2005. We have a policy of hedging changes in fuel prices by means of derivative transactions covering a minimum of 30% and a maximum of 80% of our projected fuel consumption for up to a rolling 24 month period. In addition, we have also entered into hedging transactions in respect of our exposure to the depreciation of the real against the U.S. dollar, covering 30 to 80% of the cash flow exposure for a period of 24 months.

Inflation has historically had an impact on our financial conditions and results of operations and it continues to do so. Our suppliers of services and certain products related to our operating costs and expenses generally utilize the IPCA index to adjust their prices for inflation. Approximately 48.5% and 47.9% of our operating costs and expenses were linked to inflation at December 31, 2006 and December 31, 2005 respectively. A substantial increase in inflation could adversely affect the levels of our costs and expenses.
The table below sets forth certain data relating to inflation, real GDP growth rates, the real/U.S. dollar exchange rate and oil prices for the periods indicated:

	Year Ended December 31,
	2006		2005		2004
Real growth in GDP		3.7%		2.3%		4.9%
Inflation (IGP-M)		3.8%		1.2%		12.4%
Inflation (IPCA)		3.1%		5.7%		7.6%
DI Rate(1)		15.23%		19.08%		17.46%
LIBOR(2)		5.36%		4.7%		2.6%
Appreciation of the Brazilian real in relation to the dollar		9.5%		13.4%		8.8%
Rate of exchange at end of period — US$1.00	R$	2.1380	R$	2.3407	R$	2.6544
Average exchange rate(3) — US$1.00	R$	2.1761	R$	2.4341	R$	2.9257
Increase in West Texas Intermediate oil price (per barrel)		0.02%		40.5%		33.6%
West Texas Intermediate oil (per barrel) (end of period)	US$	61.05	US$	61.04	US$	43.45
West Texas Intermediate oil (per barrel) (average price over period)	US$	66.07	US$	56.56	US$	41.43

(1)	The DI Rate corresponds to the average overnight interest rate for the interbank market in Brazil (cumulative to the end of the monthly period, annualized).

(2)	Quarterly LIBOR for dollar deposits relative to last day of period.

(3)	Represents average daily exchange rates in period.
Sources: Getúlio Vargas Foundation (Fundação Getúlio Vargas, or FGV), Brazilian Geography and Statistics Institute (Instituto Brasileiro de Geografia e Estatística, or IBGE), Central Bank and Bloomberg.
Role of ANAC
ANAC can influence our capacity for growth and our ability to generate future revenues. ANAC has the authority to grant Brazilian airlines the right to operate new domestic routes, increase the frequency of flights serving existing routes, award slots, purchase or lease aircraft and approve the entry of new companies into the domestic civil aviation market.
Flight sharing agreement (codeshare) with Varig
On February 6, 2003, we signed a memorandum of understanding with Varig for the operation of shared flights (known as a codeshare agreement) with a preliminary stage and a second stage contemplating the possible merger of the two airlines. This measure was designed principally to eliminate overlapping flights and to rationalize the number of flights offered. The signing of this transaction allowed us to reorganize our fleet of aircraft, resulting in negotiations to return 19 Fokker 100 aircraft (16 of which have already been returned), which in turn reduced our operating costs.
On February 15, 2005, after it became clear that the proposed merger would not take place, we and Varig submitted a detailed plan to the Administrative Council of Economic Defense, or CADE, to end our codeshare agreement. On February 23, 2005, the codeshare agreement with Varig was terminated with the approval of CADE. The terms of the termination agreement gave us until May 24, 2005 to end our shared flights with Varig. We ceased operations of all previously shared flights with Varig on May 2, 2005.

Amendments to leasing arrangements
During the second quarter of 2004, with the agreement of the relevant leasing counterparties, we amended 17 of our aircraft leasing agreements, changing their terms from finance leases to operating leases, in order to improve comparability of our financial statements. Accordingly, the finance leases for the relevant aircraft are no longer reflected as assets on our balance sheet because the lease agreements pertaining to those aircraft no longer contain options for us to purchase the aircraft at the end of their terms.
As a result of the amendments described above (and with effect only from dates of those amendments), those expenses related to leasing have been reflected differently in our results than was previously the case. Until the second quarter of 2004, under the terms of the finance leases, our results were affected by depreciation of assets, financial expenses corresponding to interest payments, variations in the exchange rate applicable to the obligation recognized in the balance sheet and taxes applicable to the reevaluation of those same assets as a result of the realization of the corresponding reevaluation reserve.
The financial adjustments made in our consolidated audited financial statements for the year ended December 31, 2004 as a result of the retirement and disposal of assets are described in note 13(b) to those financial statements and include the items set out below:
In 2004, in our statement of operations we recorded:
•	R$227 million in income from 2004 as a result of reversal of the revaluation reserve;
•	R$117 million as income as a result of the reversal of deferred tax effects;
•	R$295 million as non-operating income; and
•	R$59 million as financial income.
In 2004, in our balance sheet we recorded:
•	a write-off of R$544 million in permanent assets; and
•	a write-off of R$898 million in finance leases of flight equipment.
Revenues
Our revenues arise principally from passenger transportation. In the years ended December 31, 2006 and December 31, 2005, our operating revenues were derived from the following sources:
•	83.8% and 84.2%, respectively, from scheduled passenger transportation service;
•	9.6% and 11.1%, respectively, from cargo and charter service; and
•
6.6% and 4.7%, respectively, from services and maintenance of aircraft operated by other airlines, receipt of fines and fees in relation to re-pricing of air fares and sub-leasing, together with revenue from credit card companies that purchase TAM Loyalty Program points to pass on to their customers.

Revenue from passenger transportation is driven by the number of paying passengers we transport, measured in revenue passenger kilometers, or RPKs, and the price those passengers pay, measured in the centavos price paid for each RPK, or yield. RPKs increase either as a function of increased capacity, measured in ASKs, or an increase in load factor, measured as increased RPK in relation to available ASKs.

Our revenues can be affected by market opportunities derived from the activities of our competitors, such as the reduction in the number of flights operated by Varig throughout the year. Our revenues can also be affected by new airlines entering the market and the ticket pricing policies employed by our competitors. For this reason, we are constantly evaluating the number of flights we offer and the size of our fleet.
We have succeeded in increasing our revenue in the past three years by better utilizing our fleet and optimizing our network of destinations, thus increasing ASKs in the last three years and load without increasing the size of our fleet. In addition, in 2004 to 2006, the airline industry in Brazil has experienced an increase in demand as a result of the increase in Brazilian GDP, reduced fares and increased capacity as measured by Brazilian domestic ASKs. We have been able to capture a significant share of that increase in demand.
The following table sets forth our supply and demand, load factor and scheduled domestic yield for the periods indicated:

	Year Ended December 31,
	2006	2005	2004
ASKs (millions)	35,564	28,024	20,999
RPKs (millions)	25,022	19,797	13,854
Load factor	73.9%	70.6%	66.0%
Scheduled domestic yield in centavos	29.05	31.42	35.21
Scheduled international yield in centavos	21.28	20.10	23.96
We use RASK (revenue per ASK) as one of our key performance indicators because we believe it enables us to evaluate the balance between load factor and yield and thereby allows us formulate our strategy regarding pricing more accurately.
Taxes and deductions
The following taxes and tariffs are deducted from our gross revenues:
PIS and COFINS
The Programa de Integração Social (Social Integration Program, or PIS) and the Contribuição para o Financiamento de Seguridade Social (Contribution for the Financing of Social Security, or COFINS) taxes are federal social contribution taxes assessed on gross operating revenues. In respect of passenger transportation revenues, the applicable rates of PIS and COFINS are 0.65% and 3%, respectively. In respect of cargo transportation and other revenues (except financial income), the applicable rates of PIS and COFINS are 1.65% and 7.60%, respectively (increased from 0.65% and 3% respectively in February 2004). International revenues are exempt from PIS and COFINS.
Separately, TAM Mercosur is required to pay 3% of its revenues arising from international ticket and cargo sales under a Paraguayan tax referred to as the “assumed income” tax.
ICMS
The Imposto sobre Operações Relativas à Circulação de Mercadorias e sobre Serviços de Transporte Interestadual e Intermunicipal e de Comunicação, ainda que as Operações se Iniciem no Exterior (Tax on the Circulation of Merchandise and Services, or ICMS) is a value-added state tax on gross operating revenues from the transportation of cargo. ICMS is charged for each stage in the chain of production and sale of products, at rates varying from 4% to 12% (depending on the product and the state where the service is rendered).
ISS
The Imposto Sobre Serviços (Tax on Services, or ISS) is a municipal tax assessed at 5% of our gross operating service revenues. We are required to pay ISS.

Tariff surcharge
We are subject to a specific civil aviation industry contribution, referred to as a “tariff surcharge.” This contribution is assessed at 1% of each domestic air ticket sold.
Costs and expenses
The principal components of our operating costs and expenses include fuel, sales and marketing expenses, leasing of aircraft and equipment, personnel, maintenance, services rendered by third parties, landing, take-off and navigational-assistance tariffs, depreciation and amortization, aircraft insurance and other expenses.
Fuel costs vary depending on the international petroleum market and the size and utilization of our fleet. From January 1, 2002 to December 31, 2006, the price of West Texas Intermediate oil, the reference price used internationally to price oil, quoted in dollars, increased 207.7%, from US$19.84 per barrel to US$61.05 per barrel. As a result of the fact that the price of oil is quoted in U.S. dollars, our fuel costs are also affected by exchange rate variations. In the past three years, we have succeeded in passing on the increase in fuel prices and exchange rate variations to passengers by increasing our ticket prices, albeit with a delay of several months. However, prevailing market conditions may lead to our having greater difficulties in adjusting our prices. We have entered into derivative transactions to hedge against certain oil price and exchange rate variations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”
We have also implemented a fuel tankering program, the object of which is to obtain cost savings that arise as a result of the fact that fuel may be obtained at lower prices in certain destinations. In the case of domestic destinations, the price variances arise principally because different states in Brazil apply different rates of value-added-tax to fuel. In the case of international destinations, the price variances reflect movements in the cost of oil on the international petroleum markets (which is itself driven by international commodity price variances). In both cases, we believe that the factors highlighted will continue to drive fuel price variances in the future and, accordingly, that the fuel tankering program will continue to be available to provide cost savings to us.
Our fuel tankering policy operates as follows: where a particular airport has fuel available at a cost that is lower than at the airport to which the relevant flight is travelling, we purchase more fuel at the point of origin, thereby minimizing uplift at those airports at which fuel is more expensive. Before making a decision as to whether we proceed with fuel tankering on a given flight, we also factor in the increased fuel costs that arise as a result of the additional weight that an aircraft carrying additional fuel must fly with. Our systems allow us to calculate the cost savings on a daily basis.
The principal components of our sales and marketing expenses are:
•	commission and discounts to travel, tourism and cargo agents, as compensation for the sale of tickets, and cargo shipping (paid directly to the relevant agencies); and
•	other sales and marketing expenses, principally credit card administration fees.
The costs incurred in the leasing of aircraft and equipment are denominated in foreign currencies and increase in proportion to the size of our fleet. These costs are affected by variations in the exchange rate and in LIBOR. We have entered into derivative transactions to hedge against certain exchange rate variations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” In 2003, we began a process of renegotiating the terms of the lease agreements relating to our fleet of Fokker 100 aircraft and agreed to return 19 Fokker 100 aircraft (16 of which have already been returned). During the second quarter of 2004, we converted our financing lease agreements to operating leases (see “— Amendments to leasing arrangements”). As a result, these lease expenses are no longer recorded against our leasing liabilities but are instead posted as costs for aircraft and flight equipment leasing costs.
Personnel costs vary with the number of employees, our salary policy, collective bargaining agreements and profit-sharing programs, as well as the number of hours flown by all crew members. The base date relating to renegotiations of the collective bargaining agreements with our employees is December of each year. Accordingly, any salary adjustments will be almost completely reflected in the following year.

Maintenance costs consist of corrective and preventive work performed on our aircraft and flight equipment and include spare parts for aircraft, which are posted in the accounts as operating expenses as such parts are utilized. Maintenance costs vary according to the level of utilization of the fleet.
Expenses relating to services rendered by third parties include airport ground-support services, GDS (or Global Distribution System, an electronic passenger distribution system) costs and airport-utilization concession expenses. Third-party expenses vary mainly according to the volume of our operations. Since implementation of the e-TAM portal in September 2004, our GDS utilization costs have been substantially reduced in relation to domestic reservations. At December 31, 2006, domestic reservations made via the e-TAM portal accounted for approximately 98.2% of all domestic reservations, compared to approximately 94.4% at December 31, 2005.
Landing, take-off and navigational-assistance tariff costs include aircraft parking and overflight fees and vary according to the volume of our operations and airfare adjustments established by the Brazilian Federal Airport Infrastructure Company, or INFRAERO, state and international authorities. These expenses are also affected by variations in the exchange rate because international tariffs are charged in foreign currencies.
Depreciation and amortization costs principally relate to engines, systems and spare parts and vary depending on the useful life of these components. With effect from the second quarter of 2004, our depreciation expenses decreased significantly as a result of changing the terms of the lease agreements of 17 aircraft from finance leases to operating leases.
Aircraft insurance costs increase in proportion to the size of our fleet, the number of passengers we transport and the number of landings we perform (in addition to the classification of our fleet risk by our insurers). These costs are also affected by variations in the exchange rate because we purchase insurance in foreign currency. Our operating lease agreements require us to keep the relevant aircraft insured.
Other expenses include those relating to the provision of in-flight services, which vary principally as a function of the volume of passengers we carry on domestic and international flights, and general administrative costs.
Net financial expenses
The Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira (Provisional Contribution to the Movement or Transfer of Securities and Financial Credits and Rights, or CPMF) included in our financial expenses is a 0.38% federal tax levied on every debit transaction occurring in a bank account. In December 2003, the application tax was extended through December 2007. In Brazil, everyone who has a bank account (both private individuals and legal entities) must pay CPMF whenever they transfer or withdraw cash from their accounts.
As a result of our change of 17 leasing arrangements from financing leases to operating leases, we are no longer required to reflect depreciation expenses, financial expenses corresponding to interest and exchange rate variations and revenues from reversal of income tax and social contributions applicable to the realization of revaluation reserves with respect to those leases.
Taxes
IRPJ and CSLL
We are subject to the Imposto de Renda Pessoa Jurídica (Income Tax, or IRPJ) and the Contribuição Social Sobre Lucro Líquido (Social Contribution on Net Income, or CSLL), which together can require us to pay up to 34% of our adjusted net income (referred to as real income). These taxes are divided up as follows (i) applicable income tax of 15%, (ii) additional income tax of 10% (applicable to that portion of our results that exceeds R$240,000 per year), and (iii) CSLL, which requires that we pay 9% of our taxable income.

Minority Interests
The government of Paraguay holds a 5.02% equity interest in TAM Mercosur’s capital stock. TAM Mercosur was acquired by us in September 2003. The amounts corresponding to the minority interest held by the Paraguayan government vary as a function of TAM Mercosur’s results.
Discussion of Critical Accounting Policies
Critical accounting policies are those that (i) are important for describing our financial condition and results of operations, and (ii) require difficult, subjective or complex judgments. These judgments are frequently the result of our need to estimate the potential effects of inherently uncertain issues. In order to explain how our management forms judgments regarding future events (including variables and assumptions that underlie the estimates) and the sensitivity of these judgments to various circumstances, we have identified the following critical accounting policies (in accordance with Brazilian GAAP):
•
Revenue recognition and allowance for doubtful accounts. Tickets that are sold are posted under advance ticket sales, in current liabilities, due to our obligation to transport passengers. Flight revenue (passenger and cargo transportation) is recognized when the transportation services are effectively rendered. Other revenue is effectively recognized when the services are rendered. Tickets that are not used within 12 months of the original scheduled travel date are cancelled in accordance with IATA regulations and we recognize the corresponding amount as revenue each quarter in respect of such cancellations. An allowance for doubtful accounts is established in an amount considered sufficient by our management to cover any losses incurred in the collection of those credits.

•
Deferred taxes. We recognize deferred assets and liabilities based on the differences between the carrying amounts shown in our financial statements and the tax basis of our assets and liabilities, using prevailing tax rates. We regularly review deferred tax assets for recoverability on a regular basis, taking into account historical income we have generated and projected future taxable income based on a study of technical viability. In the event that any one of our subsidiaries operates at a loss or is unable to generate sufficient future taxable income, or in the event that there is a material change in the actual effective tax rates or the time period within which the underlying temporary differences become taxable or deductible, we evaluate the need to adjust the carrying value of our deferred tax assets.

•
Pension plans. For those defined benefit pension plans we sponsor, we calculate our funding obligations based on calculations performed by independent actuaries who use assumptions we provide regarding interest rates, investment returns, levels of inflation, mortality rates and future employment levels. These assumptions directly impact our liability for accrued pension costs and the amounts we record as pension costs.

•
Contingencies. We are currently involved in various judicial and administrative proceedings, as described in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.” We record accrued liabilities for all contingencies in judicial proceedings that represent probable losses. For this purpose, we take into account the opinion of our external legal advisors. We believe that these contingencies are properly recognized in our financial statements.

•
Leases. We recognize as finance leases generating assets and financing liabilities those contracts that contain a purchase option for TAM Linhas Aéreas to purchase the asset being leased by it, recording them under a specific classification in our financial statements. All other leases are recognized as operating leases, and the obligations and respective expenses are recognized when they are incurred.

•
Financial instruments used to mitigate the risks of variations in exchange rates (including in relation to future fuel purchases) and interest rates. We record the financial instruments we use to mitigate the risks of variations in exchange rates and interest rates at their estimated fair market value based on market quotations for similar instruments and assumptions relating to future foreign exchange rate variations and variations in interests rates. We use derivative transactions in order to mitigate our risk against variations in exchange rates, fuel prices, contracts for engine maintenance services and loan agreements.

The figures set forth in the tables below are expressed in both millions of reais and centavos and have been subject to rounding adjustments. Accordingly, additions or divisions of certain figures may not be an arithmetic aggregation of the totals and the actual sum of percentage variations may differ from those indicated.
Year ended December 31, 2006 compared to year ended December 31, 2005

	Year Ended December 31,
							% of Net
							Operating
			Variation			Variation	Revenue
Brazilian GAAP	2006	2005	(%)	2006	2005	(%)	(2006)
	(in centavos per ASK)			(R$ millions)
Gross operating revenue	21.7	21.1	2.7	7,700	5,910	30.3	105
Air transportation revenues	20.2	20.1	0.5	7,186	5,633	27.6	98
Domestic	14.5	15.0	(3.0)	5,162	4,193	23.1	70
International	4.3	3.7	17.2	1,538	1,034	48.8	21
Cargo	1.4	1.5	(5.8)	487	407	19.5	7
Other operating revenues	1.4	1.0	46.4	514	277	85.8	7
Taxes and Deductions	(1.0)	(0.9)	7.2	(355)	(261)	36.0	(5)
Net operating revenue	20.7	20.2	2.5	7,345	5,649	30.0	100
Operating expenses
Fuel	(6.0)	(6.0)	(1.0)	(2,130)	(1,695)	25.7	(29)
Sales and marketing	(2.5)	(3.0)	(19.3)	(875)	(855)	2.4	(12)
Aircraft and flight equipment leasing	(2.0)	(2.2)	(9.7)	(719)	(627)	14.6	(10)
Personnel	(2.5)	(2.4)	2.8	(873)	(669)	30.5	12
Maintenance	(1.1)	(1.3)	(14.2)	(388)	(356)	8.9	(5)
Services rendered by third parties	(1.5)	(1.3)	13.8	(540)	(374)	44.4	(7)
Landing, take-off and navigational tariffs	(0.9)	(0.8)	6.5	(315)	(233)	35.2	(4)
Depreciation and amortization	(0.3)	(0.3)	(6.0)	(102)	(85)	19.3	(1)
Aircraft insurance	(0.1)	(0.1)	(30.3)	(35)	(40)	(11.5)	(0)
Others	(1.0)	(1.0)	1.7	(372)	(288)	29.0	(5)
Total operating expenses	(17.8)	(18.6)	(4.2)	(6,348)	(5,222)	21.6	(86)
Gross profit	2.8	1.5	83.9	997	427	133.4	14
Financial income (expense)	(0.1)	(0.3)	(75.9)	(28)	(93)	(69.5)	(0)
Other operating expenses, net	(0.4)	(0.1)	222.8	(126)	(31)	309.7	(2)
Operating income	2.4	1.1	118.6	842	304	177.4	11
Non-operating expenses, net	0.0	(0.0)		11	(8)		0
Income before income tax and social contribution	2.4	1.1	127.6	854	296	188.8	12
Income tax and social contribution	(0.8)	(0.4)	115.4	(297)	(108)	173.4	(4)
Income before minority interest	1.6	0.7	134.7	557	187	197.7	8
Minority interest	(0.0)	0.0		(1)	0		0
Net income for the year	1.6	0.7	133.8	556	187	197.4	8
Gross operating revenues
Our gross operating revenues increased by 30.3% to R$7,700 million for the year ended December 31, 2006, compared to R$5,910 million for the year ended December 31, 2005. This increase was driven by an increase in volume, measured in RPKs, although as was the case in 2005 this was partially offset by a decrease in yields. Our RPKs increased 32.8% and our total yield decreased 1.9% to R$29.29 centavos on December 31, 2006. The increase in RPKs was a result of the combined effect of:
•
our taking advantage of the market opportunities resulting from the significant decrease in operations by Varig. This created opportunities for us in both the domestic and international markets. According to ANAC data, Varig’s domestic market share decreased from 21.7% to 4.7% in 2006 and its international market share decreased from 75.0% to 15.4%. We took advantage of these opportunities by increasing our ASKs, which we achieved by increasing our daily average block hours per aircraft, increasing the size of our fleet and modifying our fleet mix;

•	an increase in domestic demand for our services, which grew 30.1% by RPKs in 2006, compared to 2005, causing our load factor to increase from 69.9% in 2005 to 73.1% in 2006; and
•	an increase in international demand for our services, which grew 40.4% in RPKs in 2006, compared to 2005, causing our load factor to increase from 72.9% in 2005 to 76.1% in 2006.
As was the case in 2005, the decrease in our yield in 2006 was the result of our continuing strategy to offer value-added services at competitive prices, in an effort to increase market share to a proportionally greater extent than the decrease in our yield, thus increasing total revenue. Primarily as a result of the three factors described above, we saw a significant increase in volume in 2006.
Gross domestic passenger revenues increased by 23.1% to R$5,162 million in 2006, compared to R$4,193 million in 2005, primarily due to a 24.3% increase in availability of ASKs and a 30.1% increase in demand for our domestic flights, as measured by RPKs. This resulted in a 3.3 percentage point increase in our domestic load factor, from 69.9% in 2005 to 73.1% in 2006. These increases were offset by a decrease in our scheduled domestic yield from 7.5% to 29.05 centavos in 2006 from 31.42 centavos in 2005.
Gross international passenger revenues increased by 48.8% to R$1,538 million in 2006, compared to R$1,034 million in 2005, primarily due to a 34.5% increase in availability of ASKs and a 40.4% increase in demand for our international flights, as measured by RPKs. This resulted in a 3.2 percentage point increase in our international load factor, from 72.9% in 2005 to 76.1% in 2006. These increases were all driven by increasing the number of international destinations we served in 2006. In addition, our scheduled international yield increased 5.9% to 21.28 centavos in 2006. Expressed in U.S. dollars, our scheduled international yield increased by 15.9% from 8.59 cents in 2005 to 9.95 cents in 2006.
Gross cargo revenues increased by 19.5% to R$487 million in 2006, compared to R$407 million in 2005, due to the increase in ASKs and the resulting increase in available cargo space.
Other gross operating revenues increased by 85.8% to R$514 million in 2006, compared to R$277 million in 2005, primarily due to increased income from the TAM Loyalty Program (particularly in the sale of TAM Loyalty Program points) and an increase in income recognized from advanced ticket sales relating to tickets that expired in accordance with IATA regulations. Those increases were partially offset by a decrease in income from subleasing due to the re-integration into our fleet of three Airbus A330s that we previously sub-let.
Taxes and deductions
Taxes and deductions increased by 36.0% to R$355 million in 2006, compared to R$261 million in 2005, due to the increase in our domestic gross income of 30.3%, which is the principal basis for calculation of taxes and deductions.
Net operating revenue
Our net operating revenues increased by 30.0% to R$7,345 million in 2006, compared to R$5,649 million in 2005. RASK increased 2.5% to R$20.65 centavos in 2006 compared to R$20.16 centavos in 2005, primarily due to increases in load factor in the domestic and international markets, scheduled international yields, cargo revenues and other operating revenues. Our scheduled domestic RASK decreased by 2.1% to 19.88 centavos in 2006 from 20.31 centavos in 2005. Our scheduled international RASK increased by 10.3%, from 14.70 cents in 2005 to 16.22 cents in 2006.

Operating expenses
Our cost of services rendered and operating expenses increased by 21.6% to R$6,348 million in 2006, compared to R$5,222 million in 2005. This increase is primarily due to an increase in costs from outsourced services, personnel, fuel and landing and take-off and navigation assistance charges. Our total cost of services rendered and operating expenses per ASK (CASK) decreased by 4.2% from 18.63 centavos in 2005 to 17.85 centavos in 2006, primarily due to a dilution of fixed costs resulting from an increase in aircraft utilization (block hours increased from 11.36 hours a day to 12.7 hours a day), the 9.5% appreciation of the real against the U.S. dollar and a reduction in our commercial expenses.
Fuel costs increased by 25.7% to R$2,130 million in 2006, compared to R$1,695 million in 2005, primarily due to a 24.5% increase in fuel consumption as we increased our operations in the period. In addition, this increase was also partially driven by a 1.0% increase in the average price per liter of fuel in reais. These factors were offset by a 167.3% increase in savings from our fuel tankering program. In 2006, we saved approximately R$58 million as a result of our fuel tankering program, compared to savings of R$22 million in 2005.
Selling and marketing expenses increased by 2.4% to R$875 million in 2006, compared to R$855 million in 2005, primarily due to the increase in our total gross revenues of 30.3%. Selling and marketing expenses represented 12% of our total net revenue in 2006 compared to 15% in 2005, a decrease of 3 percentage points. This decrease primarily results from the continuing implementation of our policy of variable commissions and appropriate discounts and incentives, a policy we introduced in 2005. Selling and marketing expenses per ASK decreased by 19.3%.
Aircraft and flight equipment lease costs increased by 14.6% to R$719 million in 2006, compared to R$627 million in 2005, primarily due to our fleet increasing from the addition of 15 new Airbus A320s and the reintegration of three Airbus A330s that we previously sub-let. These increases in our fleet were offset by our returning four Fokker 100 aircraft to the their lessors. In addition, the increase in aircraft and flight equipment lease costs was also offset by the 9.5% appreciation of the real against the U.S. dollar which impacted us because our aircraft lease agreements are denominated in U.S. dollars. Aircraft and flight equipment lease costs per ASK decreased by 9.7%.
Personnel expenses increased by 30.5% to R$873 million in 2006, compared to R$669 million in 2005, primarily due to a 36.5% increase in headcount from 9,669 to 13,195. Of this increase of 3,526, 1,390 are directly related to our restructuring project for domestic support operations (see “Item 6. Directors, Senior Management and Employees — D. Employees”). Personnel expenses per ASK increased by 2.8%. In November 2006, we began implementation of a restructuring plan for our middle-management. The impact of this restructuring plan will be recognized in 2007.
Maintenance costs increased by 8.9% to R$388 million in 2006, compared to R$356 million in 2005, primarily due to an increase in the daily use of our aircraft to 12.7 block hours in 2006, compared to 11.4 block hours in 2005, and an increase in the size of our fleet and related costs of re-delivering four Fokker 100 aircraft. This was offset by the 9.5% appreciation of the real against the U.S. dollar in this period. Maintenance costs per ASK decreased by 14.2%.
Costs and expenses for services rendered by third parties increased 44.3% to R$540 million in 2006, compared to R$374 million in 2005, primarily due to the increase in distribution costs from international operations (the majority of which are reservation and ticketing costs and third party airport costs) and due to an increase in outsourced services. These factors were offset by the 9.5% appreciation of the real against the U.S. dollar in the period. Costs and expenses for services rendered by third parties per ASK increased by 13.8%.
Costs of landing, take-off and navigation charges increased by 35.2% to R$315 million in 2006, compared to R$233 million in 2005, primarily due to a 16.8% increase in the number of take-offs and to the increase in navigation assistance, which resulted from the 22.2% increase in kilometers flown and the increase in international flights, which are more expensive than domestic flights. Costs of landing, take-off and navigation charges per ASK increased by 6.5%.

Depreciation and amortization costs increased by 19.3% to R$102 million in 2006, compared to R$85 million in 2005, primarily due to adding new reusable aircraft maintenance parts to our fixed asset base which, net of disposals, amounted to R$136 million in 2006. Costs from depreciation and amortization per ASK decreased by 5.9%.
Cost for aircraft insurance decreased by 11.5% to R$35 million in 2006, compared to R$40 million in 2005, primarily due to the net reduction in real-denominated insurance premiums caused by the 9.5% appreciation of the real against the U.S. dollar in the period. This was partially offset by an increase in passenger departures of 27.2% in 2006 and an increase in our active fleet from 84 aircraft in 2005 to 95 aircraft in 2006. Costs for aircraft insurance per ASK decreased by 30.3%.
Other operating expenses increased by 29.0% to R$372 million in 2006, compared to R$288 million in 2005, primarily due to the 26.9% growth in our operations in the period. Other operating expenses per ASK increased by 1.7%.
In line with our continuing strategy to increase productivity, our intention remains to further offset fixed costs as a result of more efficient use of aircraft (we improved our daily aircraft utilization in 2006 compared to 2005 and intend to continue to focus on this), redesign internal processes (an example of which is our restructuring project for domestic support operations, implemented in 2006) and achieve a resulting improved RASK minus CASK spread. In addition, future changes in commercial policies should either decrease sales and marketing costs or increase the quality of our revenue stream. We are still susceptible to fluctuations in foreign exchange rates and fuel costs, which remains one of the key challenges to improving our results in future.
Net financial income (expense)
Our net financial income (expense) decreased by 69.5% to an expense of R$28 million in 2006, compared to expense of R$93 million in 2005, principally due to an increase in cash and financial investments which generated an increased income from financial investments and to the 9.5% appreciation of the real against the U.S. dollar, which generated financial income related to our lease payment obligations. These factors were partially offset by losses in respect of certain hedging transactions we had entered into.
Other net operating expenses increased by 309.7% to R$126 million in 2006, compared to R$31 million in 2005, due to 26.9% growth in our operations and an extraordinary accrual of R$44 million related to our restructuring project for domestic support operations. This accrual includes the impact of increasing our headcount by 1,390 as a direct result of this restructuring project. See “Item 6. Directors, Senior Management and Employees — D. Employees.”
Income tax and social contributions
Income tax and social contributions increased by 173.4% to R$297 million in 2006, compared to R$108 million in 2005, principally due to the increase in pre-tax income. Our effective rate of income tax and social contributions was 35.4% in 2006, compared to 36.7% in 2005.
Net income
As a result of the factors discussed above, our net income increased by 197.4% to R$556 million in 2006, compared to R$187 million in 2005. This represented a 5 percentage point increase in our net income margin to 8% in 2006, compared to 3% in 2005.

Year ended December 31, 2005 compared to year ended December 31, 2004

	Year Ended December 31,
							% of Net
							Operating
			Variation			Variation	Revenue
Brazilian GAAP	2005	2004	(%)	2005	2004	(%)	(2005)
	(in centavos per ASK)			(R$ millions)
Gross operating revenue	21.1	22.6	(6.6)	5,910	4,744	24.6	105
Air transportation revenues	20.1	21.2	(5.0)	5,633	4,445	26.7	100
Domestic	15.0	15.4	(2.8)	4,192	3,233	29.7	74
International	3.7	4.3	(13.3)	1,034	893	15.7	18
Cargo	1.5	1.5	(4.3)	407	319	27.7	7
Other operating revenues	1.0	1.4	(30.6)	277	299	(7.4)	5
Taxes and Deductions	(0.9)	(1.1)	(12.5)	(261)	(224)	16.7	(5)
Net operating revenue	20.2	21.5	(6.4)	5,649	4,520	25.0	100
Operating expenses
Fuel	(6.1)	(5.1)	19.1	(1,695)	(1,067)	58.9	(30)
Sales and marketing	(3.1)	(3.1)	(2.4)	(855)	(656)	30.2	(15)
Aircraft and flight equipment leasing	(2.2)	(3.1)	(27.8)	(627)	(651)	(3.7)	(11)
Personnel	(2.4)	(2.6)	(8.1)	(669)	(546)	22.7	(12)
Maintenance	(1.3)	(1.9)	(31.4)	(356)	(389)	(8.4)	(6)
Services rendered by third parties	(1.3)	(1.7)	(22.3)	(374)	(360)	3.7	(7)
Landing, take-off and navigational tariffs	(0.8)	(0.9)	(6.0)	(233)	(186)	25.4	(4)
Depreciation and amortization	(0.3)	(0.4)	(29.8)	(85)	(91)	(6.3)	(2)
Aircraft insurance	(0.1)	(0.3)	(43.6)	(40)	(53)	(24.8)	(1)
Others	(1.0)	(1.1)	(4.7)	(288)	(227)	27.1	(5)
Total operating expenses	(18.6)	(20.1)	(7.3)	(5,222)	(4,226)	23.6	(92)
Gross profit	1.5	1.4	8.6	427	294	44.7	8
Financial income (expense)	(0.3)	(0.4)	(15.9)	(92)	(82)	12.2	(2)
Other operating expenses, net	(0.1)	(0.1)	58	(31)	(14)	110.9	(1)
Operating income	1.1	0.9	14.9	304	198	53.4	5
Non-operating expenses, net	(0.0)	1.4	(102)	(8)	300	(102.7)	0
Income before income tax and social contribution	1.1	2.4	(55.7)	296	498	(40.7)	5
Income tax and social contribution	(0.4)	(0.7)	(47.9)	(109)	(156)	(30.9)	(2)
Income before minority interest	0.7	1.6	(58.9)	187	342	(45.2)	3
Minority interest	0	0	(147)	—	(1)	(162.7)	0
Net income for the year	0.7	1.6	(58.6)	187	341	(45.1)	3
Gross operating revenue
Our gross operating revenues increased by 24.6% to R$5,910 million for the year ended December 31, 2005, compared to R$4,744 million for the year ended December 31, 2004. This increase was driven by an increase in volume, measured in RPKs, although this was partially offset by a decrease in yields. Our RPKs increased 42.9% and our total yield decreased 11.4% in 2005, to R$26.4 centavos on December 31, 2005. The increase in RPKs was a result of the combined effect of:
•
our taking advantage of the market opportunities resulting from the cessation of VASP’s operations as of September 2004 (which, according to the ANAC, had an average of 8.8% of the domestic market share in 2004), causing our domestic market share, according to ANAC, to reach 43.5% in 2005, compared to 35.8% in 2004; and

•	an increase in domestic demand, which grew 19.4% in 2005, compared to 2004, causing our load factor to increase from 66.0% to an average load factor of 70.6% in 2005.

The decrease in our yield is the result of our strategy to offer value-added services at competitive prices, in an effort to increase market share to a proportionally greater extent than the decrease in our yield, thus increasing total revenue. Thus the increase of demand in our domestic market combined with our ability to capture market share following VASP’s cessation of activities, and a revised approach to our pricing strategy have led to a significant increase in volume. Considering the limited popularity of air travel in Brazil (according to ANAC, there were only 32.2 million transported passengers in 2004, compared to a total population of 182 million), the opportunities for further volume increase are substantial. The challenge going forward is to maintain competitive prices and stimulate demand to produce a positive overall balance, i.e. to ensure that any decrease in prices will be more than compensated by the stimulation of additional demand.
Gross domestic passenger revenues increased by 29.7% to R$4,192 million for the year ended December 31, 2005, compared to R$3,233 million for the year ended December 31, 2004. Notwithstanding the decrease in our scheduled domestic yield to R$31.42 centavos for 2005, compared to R$35.21 centavos for 2004, there was an increase of 42.9% in RPKs due to the increase in our supply and the success of our network positioning strategy, which allowed us to capture significant demand in the domestic market, and as a result of the cessation of VASP’s operations as of September 2004.
Gross international passenger revenues increased by 15.7% to a total of R$1,034 million for the year ended December 31, 2005, compared to R$893 million for the year ended December 31, 2004, despite the drop in our scheduled international yield of R$20.10 centavos for 2005, compared to R$23.96 centavos for 2004, and the 13.4% appreciation in the real against the U.S. dollar in the same period, which affects us because our international tickets are denominated in U.S. dollars. The increase in gross international passenger revenue is due to the addition of a daily flight on the São Paulo — Miami route and the São Paulo — New York route and a flight to Santiago, as well as the addition of three flights each week on the São Paulo — Paris route and seven flights each week on the São Paulo — Buenos Aires route.
Gross cargo revenues increased by 27.7% to R$407 million for the year ended December 31, 2005, compared to R$319 million for the year ended December 31, 2004, due to the increase in our supply and the resulting availability of increased space in the aircraft bulk offered by TAM Express. Our strategy is to continue to utilize available aircraft cargo space opportunistically, as a complement to our passenger business.
Other gross operating revenues decreased by 7.4% to R$277 million for the year ended December 31, 2005, compared to R$299 million for the year ended December 31, 2004, primarily due to an increase in revenues resulting from a 46.0% increase in sales of Loyalty Program points. This increase was partially offset by the 48.0% decrease in revenues from the subleasing of aircraft (we sublet four A330s and two F100s at December 31, 2004 compared to three A330s at December 31, 2005).
Taxes and deductions
Taxes and deductions increased by 16.7% to R$261 million for the year ended December 31, 2005, compared to R$224 million for the year ended December 31, 2004, due to an increase in gross domestic passengers revenue and in gross cargo revenue, which are the main items constituting the calculation basis for sales deductions and taxes.
Net operating revenues
Our net operating revenues increased by 25.0% to R$5,649 million for the year ended December 31, 2005 compared to R$4,520 million for the year ended December 31, 2004. RASK decreased 6.4% to R$20.16 centavos in 2005 compared to R$21.53 centavos in 2004, mainly due to the impact of the foreign exchange rate on our international revenues.

Operating expenses
Our cost of services rendered and operating expenses increased by 23.6% to R$5,222 million for the year ended December 31, 2005, compared to R$4,226 million for the year ended December 31, 2004 primarily due to increases in the costs of fuel, personnel and landing, take-off and navigational tariffs. The cost of services rendered and operating expenses per ASK (CASK) decreased by 7.4%, from R$20.12 centavos for the year ended December 31, 2005, compared to R$18.63 centavos for the year ended December 31, 2004. This was due to the more efficient utilization of our aircraft (block hours increased from 8.98 hours per aircraft per day to 11.36 hours, offsetting fixed costs), and a reduction of operating cost primarily relating to removing intermediaries from the booking process that previously used GDS systems, representing a decrease of approximately 1.5% in our CASK. Appreciation in the real against the U.S. dollar by 13.4% for the same period, caused an additional decrease in our CASK of 7.7%. This was partially offset by the increased cost of fuel, which increased by approximately 4.8% of our CASK.
Fuel costs increased by 58.9% to R$1,695 million for the year ended December 31, 2005, compared to R$1,067 million for the year ended December 31, 2004, due to the 30.9% increase in the volume of fuel consumed and the 7.9% increase in the average price per liter of fuel. In 2005, we saved approximately R$21.7 million as a result of our fuel tankering program. Fuel costs per ASK increased by 19.1% in this period.
Sales and marketing expenses increased by 30.2% to R$855 million for the year ended December 31, 2005, compared to R$656 million for the year ended December 31, 2004, principally due to a 32.8% increase in commissions and incentives paid to travel agents, which is linked in percentage terms to the increase in our revenues. There was also a 43.8% increase in marketing expenses, due to our resumption of marketing activities in the second half of 2004. Our temporary suspension of marketing activities was part of the restructuring project which reduced cash costs to enhance liquidity on a short term basis during 2003 and part of 2004. Sales and marketing expenses per ASK decreased by 2.4% in this period.
Aircraft and flight equipment lease costs decreased by 3.7% to R$627 million for the year ended December 31, 2005, compared to R$651 million for the year ended December 31, 2004, primarily as a result of the increase of the size of our fleet by two aircraft, representing a cost increase of approximately R$15.0 million, and the 13.4% appreciation of the real against the U.S. dollar in this period, representing a reduction of approximately R$84.0 million. These decreases were in part offset by an increase in the average cost per aircraft due to the substitution of Fokker 100 for Airbus A-320 family aircraft, representing an aggregate increase of R$39.0 million. The cost for aircraft and flight equipment leases per ASK decreased by 27.8% in this period.
Personnel expenses increased by 22.7% to R$669 million for the year ended December 31, 2005, compared to R$546 million for the year ended December 31, 2004, primarily due to the increase of 17.7% in the effective headcount from 8,215 to 9,669 at the end of 2005 and to the salary adjustment of 6.0%. Labor costs per ASK decreased by 8.1% in this period, demonstrating economies of scale.
Maintenance costs decreased by 8.4% to R$356 million for the year ended December 31, 2005, compared to R$389 million for the year ended December 31, 2004, principally due to an increase of 33.9% in the use of our aircraft to 323,729 block hours in 2005, compared to 241,684 block hours in 2004, partially offset by the appreciation of the real against the U.S. dollar in this period. Maintenance costs per ASK decreased by 31.4%.
Costs and expenses for services rendered by third parties increased by 3.7% to R$374 million for the year ended December 31, 2005, compared to R$360 million for the year ended December 31, 2004, an increase of R$14.0 million, primarily due to airport service costs linked to the 32.1% increase in the number of take-offs from 209,831 in 2005, compared to 158,898 in 2004, and as a result of the costs of our equity offering which took place in June 2005, for a total amount of R$15.6 million. These increases were partially offset by a reduction of GDS expenses. Expenses for services rendered by third parties per ASK decreased by 22.3% in this period.
Costs of landing, take-off and navigation charges increased by 25.4% to R$233 million for the year ended December 31, 2005, compared to R$186 million for the year ended December 31, 2004, due to the 32.1% increase in the number of take-offs and to the increase in navigational assistance, which was generated in consequence of the 32.9% increase in kilometers flown per aircraft. Costs for take-offs and landings and navigational tariffs per ASK decreased by 6.0% in this period.
Depreciation and amortization costs decreased by 6.3% to R$85 million for the year ended December 31, 2005, compared to R$91 million for the year ended December 31, 2004, primarily due to the change from financial to operational leases for 17 aircraft (which occurred during the second quarter of 2004). As a result of the change in the type of lease, the relevant aircraft are no longer reflected in our balance sheet, with a consequent reduction in our depreciation and amortization costs. Depreciation and amortization costs per ASK decreased by 29.8% in this period.

Costs for aircraft insurance decreased by 24.8% to R$40 million in 2005, compared to R$53 million in 2004, primarily due to the net reduction in the size of our fleet, and receipt of a more favorable risk rating from insurers, allowing us to obtain more favorable financial terms in our insurance agreements, and by the appreciation of the real against the U.S. dollar as regards entering into insurance agreements in 2004 because our payments under such agreements are denominated in U.S. dollars. Costs for aircraft insurance per ASK decreased by 43.6% in this period.
Other operating expenses increased by 27.1% to R$288 million for year ended December 31, 2005, compared to R$227 million for the year ended December 31, 2004, due to the growth of our operations, offset by the reduction of our on-board services. Other operating expenses per ASK decreased by 4.7% in this period.
Net financial income (expense)
Our net financial income (expense) increased 12.2% to a net expense of R$92 million for the year ended December 31, 2005, compared to a net expense of R$82 million for the year ended December 31, 2004, primarily due to the change in the type of lease of our aircraft from financial to operating leases during the second quarter of 2004. The 13.4% appreciation of the real against the U.S. dollar in the period generated financial income relating to our lease payment obligations. As a result of the change in the type of leases described above, the foreign exchange variation was no longer reflected in our balance sheet and, accordingly, no longer generated financial income or expenses in 2005. The net financial income results for the year ended December 31, 2005 includes financial income from financial investments and expenses with foreign exchange hedge transaction (30% to 80% of the cash exposure hedged on a 24 month rolling basis) and fuel hedge transaction (covering a minimum of 30% and a maximum of 80% of our projected fuel consumption for up to a rolling 24 month period).
Net non-operating income (expense)
Net non-operating income decreased to an expense of R$8 million for the year ended December 31, 2005 compared to an income of R$300 million for the year ended December 31, 2004, due to the writing off of aircraft finance leases from fixed assets, as a result of the change in the type of lease of our aircraft from financial to operating leases in 2004.
Income tax and social contribution
Income tax and social security contributions decreased 30.9% to R$109 million for the year ended December 31, 2005, compared to R$156 million on December 31, 2004. This decrease is primarily due to the decrease in our results. Our actual IRPJ and CSLL expenses represented 36.7% of our income before tax and social contributions in 2005, compared to 31.3% in 2004.
Net income
As a result of the factors discussed above, our net income decreased by 45.2% to R$187 million for the year ended December 31, 2005, compared to R$341 million for the year ended December 31, 2004 due primarily to a change in the type of lease of certain aircraft.
Quarterly operational data
The following tables set forth our operational data for the periods presented in both Brazilian GAAP and reconciled to U.S. GAAP:

					2005
	2006				Three-month Period
	Three-month Period Ended				Ended
	December	September	June	March	December	September
Brazilian GAAP	31	30	30	31	31	30
	(R$ millions)(1)				(R$ millions)(1)
Statement of operations data	(unaudited)				(unaudited)
Gross operating revenue	2,037	2,175	1,824	1,664	1,657	1,611
Air transportation revenues	1,899	2,038	1,670	1,578	1,589	1,540
Domestic	1,285	1,461	1,228	1,188	1,175	1,157
International	468	453	329	287	292	284
Cargo	146	124	113	103	122	99
Other operating revenues	138	137	154	86	68	71
Taxes and Deductions	(90)	(100)	(91)	(74)	(75)	(71)

Net operating revenue	1,947	2,075	1,733	1,590	1,582	1,540
Operating expenses
Fuel	(551)	(602)	(508)	(470)	(500)	(462)
Sales and marketing	(235)	(242)	(196)	(203)	(215)	(233)
Aircraft and flight equipment leases	(176)	(193)	(186)	(164)	(161)	(160)
Personnel	(270)	(207)	(205)	(190)	(195)	(171)
Maintenance	(103)	(105)	(102)	(78)	(88)	(82)
Services rendered by third parties	(140)	(156)	(119)	(125)	(98)	(94)
Landing, take-off and navigational tariffs	(88)	(85)	(73)	(70)	(66)	(59)
Depreciation and amortization	(29)	(26)	(24)	(23)	(22)	(21)
Aircraft insurance	(8)	(9)	(8)	(9)	(10)	(10)
Other	(113)	(102)	(86)	(70)	(89)	(78)

Total operating expenses	(1,713)	(1,727)	(1,507)	(1,402)	(1,444)	(1,370)

Gross income	234	348	226	188	138	170
Financial income (expenses), net	42	1	(60)	(11)	(9)	(23)
Other operating expenses, net	(65)	(25)	(26)	(11)	(17)	(7)

Operating income	211	324	140	166	112	140
Non-operating income (expenses), net	—	2	5	5	1	3

Income (loss) before income tax and social contribution	211	326	145	171	113	143
Income tax and social contribution	(74)	(114)	(48)	(60)	(48)	(50)

Income (loss) before minority interest	137	212	97	111	65	93
Minority interest	(1)	—	—	—	—	—

Income (loss) for the period	136	212	97	111	65	93
Income (loss) per thousand shares (in reais)	0.89	1.41	0.64	0.75	0.45	0.65

(1)	Except where indicated.

					2005
	2006				Three-month Period
	Three-month Period Ended				Ended
	December	September	June	March	December	September
U.S. GAAP	31	30	30	31	31	30
	(R$ millions)(1)				(R$ millions)(1)
Statement of operations data	(unaudited)				(unaudited)
Gross operating revenue	2,037	2,176	1,813	1,660	1,642	1,611
Air transportation revenues	1,899	2,039	1,670	1,578	1,589	1,540
Domestic	1,285	1,461	1,228	1,188	1,175	1,156
International	467	454	329	287	293	284
Cargo	147	124	113	103	121	100
Other operating revenues	138	137	143	82	53	71
Taxes and Deductions	(90)	(100)	(92)	(74)	(75)	(71)

Net operating revenue	1,947	2,076	1,721	1,586	1,567	1,540
Operating expenses
Fuel	(550)	(602)	(508)	(470)	(500)	(462)
Sales and marketing	(234)	(242)	(196)	(203)	(228)	(233)
Aircraft and flight equipment leases	(90)	(109)	(102)	(80)	(78)	(76)
Personnel	(275)	(208)	(206)	(189)	(192)	(170)
Maintenance	(103)	(105)	(102)	(78)	(88)	(82)
Services rendered by third parties	(139)	(156)	(117)	(119)	(98)	(92)
Landing, take-off and navigational tariffs	(88)	(85)	(73)	(69)	(66)	(60)
Depreciation and amortization	(55)	(57)	(56)	(55)	(53)	(51)
Aircraft insurance	(9)	(9)	(8)	(9)	(11)	(10)
Other	(176)	(121)	(110)	(76)	(100)	(77)

Total operating expenses	(1,719)	(1,694)	(1,478)	(1,348)	(1,414)	(1,313)

Operating income	228	382	243	238	153	227
Financial income (expenses), net	27	(30)	(21)	176	(227)	60
Income (loss) before income tax and social contribution	255	352	222	414	(74)	287
Income tax and social contribution	(90)	(123)	(75)	(145)	21	(93)

Income (loss) before minority interest	165	229	147	269	(53)	194
Minority interest	(1)	—	—	—	—	—

Income (loss) for the period	164	229	147	269	(53)	194

(1)	Except where indicated.
Reconciliation to U.S. GAAP
Our net income, as calculated in accordance with Brazilian GAAP, was R$557 million, R$187 million and R$342 million in 2006, 2005 and 2004, respectively. In the event that we had recorded our net income in accordance with U.S. GAAP, we would have recorded net income of R$809 million in 2006, R$427 million in 2005 and R$430 million in 2004.
Our shareholders’ equity, as calculated in accordance with Brazilian GAAP, was R$1,449 million, R$760 million and R$191 million as of December 31, 2006, 2005 and 2004, respectively. In the event that we had recorded our shareholders’ equity in accordance with U.S. GAAP, we would have recorded shareholders’ equity (deficit) of R$1,532 million, R$620 million and R$(164 million) as of December 31, 2006, 2005 and 2004, respectively.
The major differences between Brazilian GAAP and U.S. GAAP relate to the accounting approach used in respect of the following items:
•	revaluation of fixed assets;

•	leases;

•	pension plans;

•	business combinations;

•	deferred assets;

•	revenue recognition with partnerships with the TAM Loyalty Program;

•	dividends;

•	stock options plan;

•	the TAM Loyalty Program;

•	earnings per share;

•	derivatives instruments; and

•	earnings from sale-leaseback transactions.
For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP and an explanation of the U.S. GAAP reconciliation of our net income and shareholders’ equity, as appearing in our consolidated annual financial statements, see note 31 of our consolidated annual financial statements for the year ended December 31, 2006.
B. Liquidity and Capital Resources
We believe that our liquidity position exceeds the minimum required to sustain our business adequately and our working capital is sufficient for our present requirements. We also believe that additional sources of liquidity are available to us, if they are needed, through bank facilities.
Our current liquidity ratio has been materially influenced by the funds received from our public offerings in March 2006 and June 2005. We increased our current liquidity ratio by 21.5% between December 31, 2005 and December 31, 2006 and by 48% between December 31, 2004 and December 31, 2005, mainly due to the proceeds from these increases in our capitalization and an increase in cash generated from our operations. Our liquidity ratio is calculated by dividing current assets by current liabilities.
In order to manage our liquidity, we take into account our cash and financial investments, accounts receivable and short term loans. Our accounts receivable are affected by the timing of receipt of credit card revenues and of invoicing tourist agencies. Customers purchasing tickets using credit cards have the option of purchasing tickets and pay in installments, typically over an 80 day period. At December 31, 2006, we had R$2,454 million in cash and financial investments and R$781 million in accounts receivable, compared to R$996 million in cash and financial investments and R$763.2 million in accounts receivable at December 31, 2005.
At December 31, 2006, we had short-term financing of R$221.9 million to finance our working capital needs. The majority of these financings are guaranteed by our receivables. Our short term financing includes the current portion of our long-term debt (meaning that debt that matures within twelve months of the balance sheet date). Of our financings, 42% are denominated in foreign currencies, including our renegotiated lease agreements and our machinery and equipment financing agreements. Our renegotiated lease agreements bear interest at a monthly rate of 0.504%. Our machinery and equipment financing agreements bear interest at a fixed spread over LIBOR.

At December 31, 2006 our Industrial Funding (FINAME) agreements were denominated in reais and represented 7.8% of our total short-term financings. Our FINAME agreements bear interest at a fixed spread above TJLP, payable on both an annual and a monthly basis. At December 31, 2006 our Import Financing (FINIMP) agreements represent 14.4% of our short-term financings. They are denominated in reais and bear interest at a fixed spread above CDI on an annual basis only. At December 31, 2006 our short-term line of credit (Compror) is denominated in reais, representing 58.6% of our total short-term financings, and bears interest semi-annually at a fixed spread above CDI. At December 31, 2006 our information technology leasing agreements are denominated in reais and bear interest at a fixed spread over CDI with interest payable on a monthly basis, representing 10.1% of our total short-term financings.
Our additional working capital requirements represent collectively 9.1% of our total short-term financings and are financed by loans in both foreign currencies and the real, in both cases bearing interest at a rate of 12.2%, although our real-denominated interest obligations are payable on a monthly rather than an annual basis.
Net cash generated by operating activities
Net cash generated by (used in) our operating activities was R$722.2 million for the year ended December 31, 2006, compared to R$329.4 million for the corresponding period in 2005. This change primarily reflects an increase in net income and, to a lesser extent, a variation in the average deadline for paying our operational costs.
Net cash generated by operating activities was R$329.4 million for the year ended December 31, 2005, compared to R$368.4 million for the year ended December 31, 2004. This decrease primarily reflects pre-delivery payments in respect of acquisitions of aircraft and the change in our fuel payment policy.
Net cash used in investing activities
We invested R$136.1 million in the year ended December 31, 2006, compared to R$109.5 million in the corresponding period in 2005. The cash invested in 2006 was mainly used to purchase flight equipment and aircraft parts.
Cash invested was R$109.5 million in the year ended December 31, 2005, compared to R$122.3 million in the corresponding period in 2004.
Net cash generated by (used in) financing activities
Net cash generated by (used in) financing was R$871.5 million for the year ended December 31, 2006, compared to R$478.7 million for the corresponding period in 2005. The change between 2006 and 2005 was mainly due to the issuance of R$500 million in principal amount of debentures under our program for the issuance of debentures that we established in 2006.
Net cash generated by financing was R$478.7 million for the year ended December 31, 2005, compared to R$(121.6) million for the corresponding period in 2004. The increase in net cash generated in 2005 compared to 2004 primarily reflects our public offering in June 2005, which generated R$383.9 million.
Sources of financing
We typically finance our leased aircraft through operating lease financing. Although we believe that debt and/or operating lease financing should be available for our future aircraft deliveries, we cannot assure you that we will be able to secure financing on terms that are attractive to us, if at all. To the extent that we cannot secure financing, we may be required to modify our aircraft acquisition plans or incur higher financing costs. We expect to continue to require working capital investment due to credit card receivables. We expect to meet our operating obligations as they become due through available cash and internally generated funds, supplemented as necessary by short-term credit lines.

Indebtedness
At December 31, 2006, our total indebtedness was R$1,258.1 million, consisting of R$363.4 million in short-term debt and R$894.7 million in long-term debt (of which R$162.1 million was represented by financial lease obligations, R$568.7 million was represented by outstanding debentures, R$74.5 million arose from renegotiations of lease agreements relating to our fleet of Fokker 100 aircraft and R$452.8 million was represented by loans.)
Between February 2002 and June 2003, TAM Linhas Aéreas issued debentures which were privately placed with INFRAERO. INFRAERO funded its purchase of the debentures using credits arising from airport fees incurred by TAM Linhas Aéreas during that period. The debentures are secured by a pledge of credit rights derived from passenger ticket receivables.
We have three FINIMP-type lines of credit with financial institutions, which are guaranteed by revenues from the sale of passenger tickets made using credit cards. At December 31, 2006, the outstanding balance of our FINIMP-type contracts was R$134.1 million. Of this, R$35.0 million was secured debt and R$99.1 million was unsecured debt.
We have financial lease agreements for the leasing of engines and computer equipment. At December 31, 2006, the outstanding balance of such financial lease agreements was R$162.1 million.
TAM Linhas Aéreas has a US$50m credit facility with the International Finance Corporation, or IFC. US$33 million of the principal amount is guaranteed by TAM S.A. We record amounts drawn down under this facility in reais. As of December 31, 2006, we had R$42 million outstanding under this facility. The terms of the agreement provide that TAM Linhas Aéreas must repay the loan in 12 equal semi-annual installments, beginning in November 2006 and ending in May 2012. See “Item 4. Information on the Company — A. History and Development of the Company — Capital Investments.”
TAM Linhas Aéreas also has an outstanding loan in the aggregate amount of approximately R$85 million with the Banco Nacional de Desenvolvimento Econômico e Social (National Bank of Economic and Social Development, or BNDES). TAM Linhas Aéreas is required to repay approximately R$72 million of the principal amount in 60 equal monthly installments, beginning in December 2006 and ending in November 2011. The remaining R$13 million of the principal amount is also repayable in 60 equal monthly installments, beginning in February 2007 and ending in January 2012. We provided BNDES with security interests over certain real property as collateral, with the total value of such interests being approximately R$65,505,000. See “Item 4. Information on the Company — A. History and Development of the Company — Capital Investments.”
In 2006, we became the first Brazilian airline to register a program for the issuance of debentures with the CVM. In August 2006, we offered R$500 million in principal amount of debentures pursuant to this program. The final maturity date of these debentures is in August 2012, with one third of the aggregate principal amount amortizing in each of 2010, 2011 and 2012. The terms of the debentures provide that we must pay interest semi-annually in an amount equal to 104.5% of CDI.
In April 2007, TAM Capital issued US$300,000,000 7.375% senior notes due 2017. The notes are unconditionally guaranteed, on a senior unsecured basis, by the Registrant and TAM Linhas Aéreas and are listed on the Euro MTF market of the Luxembourg Stock Exchange.
C. Research and Development, Patents and Licenses, etc.
We hold or have filed registration applications for 83 trademarks before the Instituto Nacional da Propriedade Industrial, or INPI, the body with jurisdiction for registering trademarks and patents in Brazil, and two trademarks before the bodies with jurisdiction for registering trademarks in other countries in the Americas and Europe in which we operate. Currently, we are facing no third-party challenges to such applications.

TAM Marília owned the “TAM” trademark from its incorporation until September 2004 when TAM Marília underwent a spin-off which resulted in the creation of Taxi Aéreo, Representações, Marcas e Patentes S.A. (TAM Milor). The TAM trademark (and other trademarks related thereto) were transferred to TAM Milor. Both TAM Marília and TAM Milor are companies controlled by the Amaro Family. Until March 10, 2005, the relationship we and our subsidiaries TAM Viagens and TAM Mercosur had with TAM Milor did not provide for any compensation for our use of TAM trademark and was subject to revision at any time. In order to protect the use of the TAM trademark on an appropriate legal and commercial basis, on March 10, 2005, TAM S.A., TAM Milor, TAM Linhas Aéreas, TAM Viagens and TAM Mercosur entered into a License for Use of Trademark Agreement, pursuant to which TAM Milor granted the other parties a license to use the “TAM” trademark in exchange for a monthly compensation or royalty payment. The terms of this agreement provide that it may be terminated in the event of (i) bankruptcy, judicial composition with creditors or winding-up of either party, (ii) one party failing to comply with any of its obligations and failing to remedy such non-compliance within 15 days of receiving notice of such non-compliance, or (iii) we and/or our subsidiaries TAM Viagens and TAM Mercosur utilizing the TAM trademark in a manner other than that set forth in the agreement. The current expense we and our subsidiaries TAM Viagens and TAM Mercosur record on a monthly basis for the use of the trademark is R$1.3 million. This amount is adjusted annually by reference to the IGP-M. This agreement is effective until December 9, 2011, following which, provided that TAM Linhas Aéreas’ concession is itself renewed, the license to use the trademark will automatically be renewed for an equivalent period. The recording of the transfer of ownership of TAM trademarks from TAM Marília to TAM Milor and the License for Use of Trademark Agreement are currently in the process of review and registration, respectively, with the INPI. The intention of recording both the transfer and the registration of the License for Use of Trademark Agreement before the INPI is to provide third parties with notice of the existence of such rights.
The license for use was granted exclusively in relation to the classes of the activities we currently perform. TAM Milor may grant a license to use the TAM trademark to other parties for different activities that do not involve the scheduled transportation of passengers.
We have also internally developed our e-TAM portal, a tool that integrates our entire sales chain, from the time of reservation until boarding of the aircraft. Additionally, such contract does not impose any limitation on TAM Milor’s right to dispose of or pledge the trademarks that are subject to the License for use of Trademark Agreement to third parties and TAM Milor may enter into such transactions without our prior knowledge or consent. In addition, the terms of the License for Use of Trademark Agreement grant us an exclusive license for the use of the TAM trademark as a symbol for securities traded on stock exchanges.
D. Trend Information
Assuming that demand for our services continues to increase in line with recent periods, we anticipate that our RPKs would increase as a result and that this would enable us to both expand our network of destinations (by adding new routes, focussing primarily on the international market including flights to Milan, Cordoba and additional destinations in South America) and to strengthen our position on certain existing routes by adding more frequent flights. In the event that projected demand for new routes and/or more frequent flights on existing routes meets our expectations, we have contracted sufficient capacity to meet such demand (as evidenced by the fact that we currently have firm orders with Airbus to lease an additional 51 Airbus A320 family aircraft, six Airbus A330 family aircraft, ten Airbus A350 aircraft and a firm order with Boeing to lease four Boeing 777 aircraft). The addition of these aircraft to our fleet will increase our ASKs, and are able to exercise options in respect of up to 20 aircraft in the Airbus A320 family, five options in respect of Airbus A350 aircraft and four options in respect of Boeing 777 aircraft. In order to maintain flexibility, in the event that projected demand does not materialize we are under no firm obligation to purchase such aircraft and will be able to return our maturing aircraft without exercising the relevant options.
E. Off-balance Sheet Arrangements
Our operating lease obligations are not reflected in our balance sheets. We have no other off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations
The following table summarizes our significant contractual and financial obligations and commitments having an impact on our liquidity at December 31, 2006:

	Payments Due per Period (R$ thousands)
	Principal				More
	and	Less than	1 to 3	3 to 5	than 5
	interest	1 year	years	years	years
Debentures	568,664	60,588	8,076	333,333	166,667
Finance leases	52,106	10,396	15,950	12,746	13,014
Operating leases	4,691,033	711,845	1,248,827	1,093,560	1,636,801
Operating leases renegotiated	109,957	58,713	39,630	9,576	2,038
Loans	452,772	221,908	169,529	47,366	13,969
Reorganization of the Fokker 100 fleet	74,619	11,813	29,513	33,293	—
Interest on debentures, finance leases and loans(1)	437,754	69,576	191,464	147,095	29,619

Total contractual obligations	6,386,905	1,144,839	1,702,989	1,676,968	1,862,108

(1)
Consists of estimated future payment of interest, calculated based on interest rates and foreign exchange rates applicable at December 31, 2006, assuming that all amortization payments and payments at maturity will be made on their scheduled payment dates.

We believe that our operational cash generation and lines of credit with financial institutions and leasing agents will enable us to honor our contractual and financial commitments.
ITEM 6. DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
A. Directors and Senior Management
In accordance with our by-laws and Brazilian corporation law, we are managed by our Conselho de Administração (board of directors), made up of eight members and our Diretoria (board of executive officers), made up of at least four and no more than eight members. We do not currently have a Conselho Fiscal (fiscal council).
Board of Directors
Our board of directors provides our general, strategic management guidelines and is responsible for, among other things, setting general commercial policies and electing the executive officers (as well as for supervising their management). Our board of directors meets every month or whenever requested by the chairman, vice-chairman, or any by two members of the board of directors.
Brazilian corporation law provides that members of a company’s board of directors must be shareholders in that company (although there is no specified minimum number of shares that such members must hold) and must be elected at a shareholders’ meeting. Members, who may reside or be domiciled in Brazil or abroad, are elected for a period of one year and re-election is permitted. The terms of office of the current members of our board of directors end on April 30, 2008 unless they are re-elected. Our by-laws do not specify an age limit for mandatory retirement of members of our board of directors.
Brazilian corporation law together with Article 24 of our by-laws provides that members of our management may only enter into contracts with us under reasonable and equitable terms, either identical to those prevailing in the market or to those pursuant to which we would ordinarily contract with third parties. Such transaction must also be approved by at least five of our directors at a board meeting and any director may request an independent expert to evaluate whether such agreement does in fact contain arm’s length terms. Brazilian corporation law also prevents such persons from voting at any shareholders’ meeting or intervening in any corporate action in respect of which there is a conflict of interest between their interest and ours.
The following table sets forth the name, position and election date of the current terms of office of each member of our board of directors.

Name	Position	Election date
Maria Cláudia Oliveira Amaro Demenato	Chairman	09/18/2003
Maurício Rolim Amaro	Vice-Chairman	12/20/2004
Noemy Almeida Oliveira Amaro	Board Member	08/27/2001
Luiz Antônio Corrêa Nunes Viana Oliveira	Board Member	06/27/2003
Adalberto de Moraes Schettert	Board Member	08/31/2005
Roger Ian Wright	Board Member	04/30/2003
Waldemar Verdi Júnior	Board Member	01/23/2006
Pedro Pullen Parente	Board Member	04/27/2007
Summary biographical information for each member of our board of directors is also set out below:
Maria Cláudia Oliveira Amaro Demenato, Chairman of the Board of Directors. Mrs. Demenato has been a member of our board of directors since September 2003 and Chairman since April 2007. Mrs. Demenato is the daughter of Mrs. Noemy Almeida Oliveira Amaro and holds the position of executive director of TEP. Mrs. Demenato formerly served as executive director of TAM Linhas Aéreas and is currently also a member of the board of directors of Aerosystem and TAM Marília. Mrs. Demenato has a degree in Business Administration.
Maurício Rolim Amaro, Vice-Chairman of the Board of Directors. Mr. Amaro has been a member of our board of directors since December 2004 and Vice-Chairman since April 2007. Mr. Amaro is the son of Mrs. Noemy Almeida Oliveira Amaro and holds the position of executive director of TEP. He is also currently a member of the board of directors of Aerosystem and TAM Marília. Mr. Amaro has a degree in Business Administration and Aviation Administration from Broward Community College, located in Florida, United States of America.
Noemy Almeida Oliveira Amaro, Board Member. Mrs. Amaro has been a member of our board of directors since August 2001 and is the widow of our former chairman, the late Mr. Rolim Adolfo Amaro. Mrs. Amaro was previously a teacher. She is currently a director of our controlling entity, TEP. Mrs. Amaro is also the chairman of the board of directors of Aerosystem and TAM Marília.
Luiz Antônio Correa Nunes Viana Oliveira, Board Member. Mr. Oliveira has been a member of our board of directors since June 2003. He has a degree in Mechanical Engineering. Mr. Oliveira has worked for IBM, Banco Denasa, BNDES and IFC and was also an executive director in Grupo Ultra, Grupo Pão de Açúcar, Petrobrás Distribuidora S.A, and NET Serviços de Comunicação S.A. In addition, he was a member of the boards of directors of Aracruz, Arafertil, Copesul, Riocell, Perdigão, Pão de Açúcar and ABTA.
Adalberto de Moraes Schettert, Board Member. Mr. Schettert has been a member of our board of directors since August 2005. He has a degree in Chemical Engineering and Business Administration. Before joining us he worked for Unibanco, Crefidata — Processamento de Dados do Banco Crefisul S.A., the Prefeitura Municipal de Porto Alegre, and Banco Industrial de Investimento do Sul S.A. In addition, during his time at Unibanco he occupied several executive positions, including the position of vice president. Mr. Schettert worked as a professor at Universidade Federal do Rio Grande do Sul, Universidade Católica de Pelotas and Instituto Educacional São Judas Tadeu. He was also formerly a member of the board of directors of Companhia Siderúrgica Tubarão.
Roger Ian Wright, Board Member. Mr. Wright has been a member of our board of directors since 2003. He holds a degree in Business Administration from the University of Pennsylvania. Before joining us, he held executive positions at Adubos Trevos, Garantia Administração de Investimentos S.A., Banco de Investimentos Credit Suisse (Brasil) S.A., Bassini Playfair Wright Ltda. and BPW Wealth Management Ltda.
Waldemar Verdi Júnior, Board Member. Mr. Verdi Júnior has been a member of our board of directors since January 2006. He has a bachelor’s degree in law and has taken extension courses in business administration at the University of Southern California (1977) and INSEAD (1982 and 2004). Mr. Verdi Júnior is a member of the shareholders committee of GRUPO VERDI — GV Holding S.A., and a member of the boards of directors of Banco Rodobens, Companhia Hipotecária Unibanco — Rodobens, Centro das Indústrias do Estado de São Paulo — CIESP, Associação Comercial de São Paulo, COMGÁS — Companhia de Gás de São Paulo and CDES — Conselho do Desenvolvimento Econômico e Social do Presidente Luiz Inácio Lula da Silva. Before joining us, Mr. Verdi Júnior worked for ASSOBENS — Associação Brasileira dos Distribuidores Mercedes-Benz, ABRAD — Associação Brasileira das Administradoras de Consórico dos Distribuidores de Veículos Automotores and FENABRAVE — Federação Nacional da Distribuição de Veículos Automotores.

Pedro Pullen Parente, Board Member. Mr. Parente has been a member of our board of directors since April 2007. Currently, he is the vice-president of Rede Brasil Sul. He was a chief minister for the Civil House and Executive of the Brazilian Ministry of Finance in the period between 1994 and 2002. He was also a consultant for the IMF (International Monetary Fund).
None of our directors have service contracts with us or any of our subsidiaries providing for any compensation or benefits on the termination of their employment.
Executive Officers
The executive officers are responsible for our daily management and representation. The executive officers exercise the individual responsibilities provided in our by-laws and by our board of directors. Our board of executive officers is currently made up of six members, but can be made of at least four and no more than eight members, shareholders or otherwise, residing in Brazil.
Executive officers are elected by our board of directors for a three-year term of office, with re-election permitted. Any member of our board of executive officers may be removed by the board of directors before his or her term of office ends. The current term of office of each member of our board of executive officers ends on April 30, 2009 unless re-elected.
Our Investor Relations Office is located at Avenida Jurandir, 856, Lote 4, 1° andar, CEP 04072-000, São Paulo, SP, Brazil. The person responsible for our Investor Relations Office is Mr. Líbano Miranda Barroso, elected director of finance and investor relations at a meeting of our board of directors held on May 17, 2004. The telephone number of our Investor Relations Office is +55 11 5582 9715 and the fax number is +55 11 5581 8149. The e-mail address of our Investor Relations Office is invest@tam.com.br.
The following table sets forth the name, position and election date of the current terms of office of each member of our board of executive officers:

Name	Position	Election date
Marco Antonio Bologna	Chief Executive Officer	01/14/2004
Líbano Miranda Barroso	Chief Financial Officer	05/17/2004
Alberto Fajerman	Operations Officer	09/14/2006
José Wagner Ferreira	Commercial and Marketing Officer	09/19/2001
Ruy Antônio Mendes Amparo	Technical Officer	11/26/1997
Paulo Cezar Bastos Castello Branco	Fleet and Revenue Administration Officer	02/28/2007
Summary biographical information for each member of our board of executive officers is also set out below:
Marco Antonio Bologna, Director and Chief Executive Officer. Mr. Bologna joined us in 2001, having acted as our Finance and Investor Relations Officer from April 2001 until December 2003. He is currently a member of the board of the American Chamber of Commerce and the Suzano Paper and Cellulose Group. He previously held various executive positions in major financial institutions as executive director of Lloyds Bank PLC, director of corporate finance of Chase Manhattan Bank, commercial vice-president of Banco Itamarati and managing director of Banco Inter American Express. Mr. Bologna left us in April 2003 and returned in October of the same year. Mr. Bologna holds a degree in Production Engineering from the Universidade de São Paulo (USP) and has taken extension courses in financial services at the Manchester Business School, University of Manchester in the United Kingdom.

Líbano Miranda Barroso, Chief Financial Officer. Mr. Barroso has been our chief financial officer since May 2004. Mr. Barroso held executive positions at major financial institutions, including Banco Nacional S.A., Banco Real S.A., and Banco Safra S.A. He was also Executive Officer at Companhia de Concessões Rodoviárias. Mr. Barroso holds a degree in Economics, an Executive MBA in Finance from IBMEC Business School, and a post-graduate degree in business law from Getúlio Vargas Foundation (Fundação Getúlio Vargas, or FGV).
Alberto Fajerman, Operations Officer. Mr. Fajerman has been the Operations Director since September 2006 and was Corporate Director since August 2005. Before joining us he held various management positions in various companies, including: technical director of Rio-Sul, planning director, operations director and executive and marketing vice-president of Varig and Chief Executive Officer of Pluna. He currently holds an executive position at TAM Linhas Aéreas. Mr. Fajerman has a degree in Mechanical Engineering from Universidade Federal do Rio de Janeiro (UFRJ) and Master of Science Aeronautical Transportation Engineering from Cranfield Institute of Technology, England.
José Wagner Ferreira, Commercial and Marketing Officer. Mr. Ferreira has been our commercial and marketing officer since September 2001. He joined us in 1999 and has been working in the air transport industry since 1973. He currently holds an executive position at TAM Linhas Aéreas. Mr. Ferreira has a degree in Business Administration and a post-graduate degree in Systems Analysis.
Ruy Antônio Mendes Amparo, Technical Officer. Mr. Amparo has been our technical operations officer since November 1997. He joined us in 1989 and has held various executive and administrative positions since then, including manager of aircraft maintenance, currently holding an executive position at TAM Linhas Aéreas. Before joining us, he was an aero-elasticity engineer at Embraer and at Aermacchi, and an aerodynamics engineer at Embraer and Órbita Sistemas Aeroespaciais. He is currently an executive director at TAM Linhas Aéreas. Mr. Amparo has a degree in Aeronautical Engineering from the Institute of Aeronautical Technology (ITA — São Paulo) and a post-graduate degree in aeronautics and aerodynamics from the same institution.
Paulo Cezar Bastos Castello Branco, Fleet and Revenue Administration Officer. Mr. Branco has been the Planning Director since February 2007. He joined us as Institutional Relations Director in October 2004 and currently holds an executive position at TAM Linhas Aéreas. Before joining us, he held various management positions, including: planning and logistics director of Varig Logística, vice-president of ECT — Empresa Brasileira de Correios e Telégrafos, financial and administration director of Casa da Moeda do Brasil and commercial department chief of INFRAERO — Empresa Brasileira de Infra-Estrutura Aéroviária. Mr. Branco has a degree in Business Administration from Universidade Federal do Rio de Janeiro (UFRJ) and an MBA in Airport Administration and Logistics Extensions from Nevada University in the United States.
Fiscal Council
According to Brazilian corporation law, each company’s fiscal council must be an independent body that is separate from the company’s management and external auditors (and may or may not be permanent). The fiscal council is installed to act during a given year at the request of shareholders representing at least 10% of the voting shares or 5% percent of non-voting shares. The fiscal council’s principal function is to oversee the activities of management and to examine and provide its opinion in regard to the financial statements and certain proposals of management submitted to shareholders’ meetings.
Our by-laws provide for a non-permanent fiscal council, which can be installed by a shareholders’ meeting. We do not currently have a fiscal council.
B. Compensation
Brazilian corporation law and our by-laws provide that our shareholders are responsible for setting the total compensation to be paid every year to our board of directors and board of executive officers. Only if the shareholders set a global figure for the total compensation to be paid, is the board of directors then solely responsible for distributing that compensation individually, in accordance with the terms of our by-laws.
In the year ended December 31, 2006, total compensation (including cash and in-kind benefits) paid to the members of our board of directors and to our executive officers was approximately R$1.1 million and R$19.0 million, respectively. For the year ended December 31, 2007, our shareholders authorized the payment of a total of up to R$1.1 million to the members of our board of directors.

Our officers participate in our regular share purchase option plan. See “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Share Option Purchase Plan”.
C. Board Practices
Currently, our board of directors is comprised of eight members. The terms of office of our current directors will expire in 2007. See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Board of directors”.
Swearing-In of Members of Our Board of Directors, Board of Executive Officers and Fiscal Council
The members of our board of directors, board of executive officers and fiscal council (i) will take office upon signing the respective term drawn up in the proper book, which is itself conditional on them signing BOVESPA’s agreement in respect of companies listed on the Level 2 segment of BOVESPA, and (ii) must notify BOVESPA, immediately after they are sworn-in, as to how many securities issued by us they own (directly or indirectly) and the characteristics of such securities (including derivatives).
Audit Committee
Our audit committee reports to our board of directors. Its main functions are to: assist the board of directors in monitoring, on behalf of our shareholders, the analysis of our financial statements; ensure that our executive officers develop reliable internal control mechanisms; ensure the adequate performance of internal audit; appoint external independent auditors when necessary; monitor any potential conflicts of interest in relation to our external auditors; ensure that our ethics code is being followed; monitor changes in our principal financial indicators, particularly focussing on our cashflow position; and review our capital, debt and cost structure. The audit committee is comprised of three members of our board of directors, elected by the board of directors for a one-year term, subject to re-election. The current members of our audit committee are: Adalberto de Moraes Schettert, Waldemar Verdi Júnior and Luiz Antônio Corrêa Nunes Viana Oliveira. All members of our audit committee satisfy the audit committee membership independence requirements of the SEC and the independence and other standards of the NYSE. Adalberto de Moraes Schettert is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.
Compensation Committee
Our compensation committee is responsible for defining strategies for the development of our employees. It supports the board of directors in evaluating the performance of the main executives and determining their remuneration. The compensation committee is comprised of three members, elected by the board of directors. The current members of our remuneration committee are: Maria Cláudia Oliveira Amaro Demenato, Luiz Antônio Corrêa Nunes Viana Oliveira and Roberto Hobeika.
Strategic Committee
Our strategic committee is responsible, among other things, for determining the principles, policies and strategies that will assist us to achieve our corporate objectives and incentivizing the accompanying increase in our efficiency and productivity. The strategic committee is comprised of five members of our board of directors.
Risk Management Committee
Our risk management committee is responsible for approving policies, processes and activities to manage the liquidity, credit, legal, fiscal and operational risks inherent in the operation of our business. The risk management committee is comprised of eight of our executives.

D. Employees
We believe our growth potential is directly linked to our ability to attract and retain the best professionals available in our sector. For this reason, we assign high priority to selecting and developing people with potential who can add value to our operations and who we believe can adapt to our corporate culture.
At December 31, 2006, we had 13,195 employees, compared to 9,699 employees at December 31, 2005 and 8,215 employees at December 31, 2004. Our personnel expenses in 2006 totaled R$873 million. The following table shows the number of employees at December 31, 2003, 2004, 2005 and 2006 for the operations and locations indicated:

	December 31,	December 31,	December 31,
	2006	2005	2004
TAM Linhas Aéreas
Assistants, secretaries and dispatchers	4,647	2,773	2,093
Analysts and assistants	1,532	1,220	1,133
Supervisors/coordinators	412	316	265
Chairman, vice chairmen, directors and managers	176	171	143
Mechanics, electricians and technicians	1,271	1,127	972
Attendants	2,929	2,198	1,708
Captains and co-pilots	1,343	1,034	853
Interns	34	25	162

Total	12,344	8,864	7,329
TAM Viagens
Assistants/receptionists/secretaries/interns	29	32	38
Analysts/assistants/secretaries	50	53	52
Attendants, promoters/issuers/sales reps	81	88	114
Attorneys/coordinators/leaders/supervisors	17	30	32
Directors/managers/advisors	15	10	10

Total	192	213	246
TAM Mercosur
Paraguay	493	439	382
Chile	61	49	35
Argentina	32	37	148
Uruguay	23	22	35
Bolivia	46	41	40
São Paulo	4	4	—

Total	659	592	640

Grand Total	13,195	9,669	8,215
We also outsource certain operations and services, such as representation with respect to passenger and cargo ticket sales, operational services for ground support, parking areas and runways at airports, aircraft cleaning, catering services, asset insurance and passenger and crew transportation.
In 2006, we began implementation of a restructuring project in relation to our domestic support operations. This restructuring project, which will continue throughout 2007, involves us terminating, in 54 locations across Brazil, contracts with third party providers of services such as airport personnel, ticketing and baggage and cargo handling, eliminating entirely the service cost of the representatives who formerly managed those services. We will then add the personnel who had carried out the services as our own employees. This led to an increase of 1,390 in the number of our employees at December 31, 2006. The objective of the restructuring project is to both gain synergies and reduce costs, primarily as a result of eliminating the cost of the representative who formerly managed the services at a fee and reducing our liability for taxes payable for third party services. Although we recorded an extraordinary accrual of R$44 million in 2006 as a result of the implementation of this restructuring project, we anticipate gains of R$85 million in each year going forward as a result of the cost savings described above.

The National Aviators Union represents pilots and attendants in Brazil and five other unions represent airline ground crews. Approximately 6% of our employees are members of unions. Negotiations for wage increases resulting from changes in inflation indices and social clauses are carried out annually between the unions and airlines. The basic working conditions and maximum work days for pilots are regulated by federal law and are not subject to labor negotiations. We have never experienced a labor stoppage and believe that we have a good relationship with our employees. There are no significant differences among wages paid by Brazilian airlines (which in general are lower than wages paid by major international airlines).
In 2006, we invested approximately R$16.0 million in various training programs. On average, 20 days per year for each pilot are dedicated to renewing qualifications. We provide complete training to all pilots, attendants and customer service employees.
To ensure levels of excellence in training all our employees and perpetuating the philosophy of quality we are pursuing, the TAM Service Academy was created in 2001. With an area of 12,000 square meters in São Paulo (in proximity to Congonhas Airport) the academy is the largest and most modern aviation training center in Latin America, with courses oriented toward pilots, attendants, dispatchers, airport personnel, sales, cargo, CRM personnel and technicians. The unit operates in a similar manner to a corporate university and seeks to develop human and technical knowledge oriented toward our operations. Each year approximately 30,000 people receive some level of training at the TAM Service Academy (an employee may attend more than one course in any given year), which has the capability of providing training for 750 people each day. In 2004 we intensified the supply of training for foreign airlines, pilots, attendants, flight dispatchers and mechanics. That work, which is monitored and validated at all times by quality inspectors of the civil aviation agencies of the respective countries, was primarily carried out at the TAM Service Academy.
In 2001 we signed a training partnership agreement with CAE Inc. (CAE), the largest manufacturer of flight simulators in the world. The US$30 million investment in flight simulators and support structure allows CAE to train our pilots on the Airbus A319, Airbus A320 and Airbus A330 aircraft in the vicinity of Guarulhos Airport in São Paulo. We have spent approximately R$6 million each year for the training agreement with CAE, representing savings of approximately US$1 million per year in pilot training costs previously incurred as we formerly had to send our pilots abroad for such training.
We also offer executive training through internal programs developed in partnership with well-known universities.
Our compensation strategy reinforces our efforts to retain talented employees, favoring high levels of employee motivation and greater productivity. Our compensation package includes health plans, profit sharing, supplementary retirement, food and meal vouchers, transportation vouchers, dental assistance, medical clinic, emergency transportation, banking offices, group life insurance, sick-leave supplement, day-care reimbursement, loans, courtesy travel for employees, recreation awards and English-language courses for all employees.
We have a profit-sharing program. All employees participate in this program. In 2006 we paid each employee an amount that was equal to approximately two times each such employee’s monthly salary pursuant to our profit-sharing program for 2005. In 2006, provisions for amounts to be paid in 2007 totaled approximately R$82.4 million.
Supplementary Retirement Plan
Our subsidiary TAM Linhas Aéreas sponsors three supplementary retirement benefit plans. In 2006, we contributed approximately R$20.9 million to those plans through our subsidiary TAM Linhas Aéreas. See note 25 of our audited consolidated annual financial statements for the year ended December 31, 2006.
At December 31, 2006, there were 4,160 active participants in these plans. The total value of the net liabilities of the these plans has been recognized since January 1, 2002. The value of this liability will be amortized as an expense over five years, and for the next year, the residual value of the liabilities in these plans totals R$17.1 million.

E. Share Ownership
The following table sets forth the class, number and percentage of shares held by our directors at the date of this annual report:

	Number of	Number of
	Common Shares	Preferred Shares
	Held	Held
Noemy Almeida Oliveira Amaro	1	—
Maria Cláudia Oliveira Amaro Demenato	1	—
Maurício Rolim Amaro	1	—
Luiz Antônio Corrêa Nunes Viana Oliveira	1	—
Waldemar Verdi Júnior	1	—
Adalberto de Moraes Schettert	—	1
Roger Ian Wright	—	1
Pedro Pullen Parente	1	—
Share Purchase Option Plan
We have implemented a preferred share purchase option plan for our and our controlled companies’ officers and employees, as approved at our shareholders’ meeting held on September 29, 2005. Other than in respect of the first grant of options (described below), the strike price per preferred share is the amount equal to 80% of the average market price of our preferred shares in the month preceding the granting of the option, adjusted for inflation. We granted 715,252 options to purchase our preferred shares in December 2005, with an exercise price of R$14.40 per preferred share. On June 26, 2006, our board of directors granted the release of 239,750 preferred shares as a second award to be used as options under the plan, with an exercise price of R$43.48 per preferred share. The share purchase options will be granted on annual basis in accordance with our board of directors’ resolution as long as the maximum amount of 2% of dilution of the participation of current shareholders is not exceeded and certain annual value-added goals are reached. The participants of our share purchase option plan may exercise their options within seven years as of the date of the relevant granting. The vesting term will last five years and will comprise three annual installments, due on the third, fourth and fifth year, respectively. Our share purchase option plan is effective until September 29, 2010.
ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
A. Major Shareholders
The following table shows the shareholdings of each shareholder holding 5% or more of our common or preferred shares and of the members of our board of directors as of May 18, 2007, being the most recent practicable date.

	Shares Beneficially Owned
Common Shareholders	Number	Percent
TAM — Empreendimentos e Participações S.A.(1)	58,180,631	97.31%
Aerosystem S.A. Empreendimentos e Participações(2)	1,515,656	2.53%
Agropecuária Nova Fronteira Ltda.(3)	79,516	0.13%
Minority Shareholders	16,146	0.03%
Noemy Almeida Oliveira Amaro	1	0%
Maria Cláudia Oliveira Amaro Demenato	1	0%
Maurício Rolim Amaro	1	0%
Luiz Antônio Corrêa Nunes Viana Oliveira	1	0%
Waldemar Verdi Júnior	1	0%
Adalberto de Moraes Schettert	0	0%
Roger Ian Wright	0	0%
Pedro Pullen Parente	1	0%
Treasury shares	0	0%
Total	59,791,955	100%

	Shares Beneficially Owned
Preferred Shareholders	Number	Percent
TAM — Empreendimentos e Participações S.A.(1)	20,370,930	22.44%
Aerosystem S.A. Empreendimentos e Participações(2)	1,923,882	2.12%
Agropecuária Nova Fronteira Ltda.(3)	0	0%
Minority shareholders	68,476,572	75.44%
Noemy Almeida Oliveira Amaro	0	0%
Maria Cláudia Oliveira Amaro Demenato	0	0%
Maurício Rolim Amaro	0	0%
Luiz Antônio Corrêa Nunes Viana Oliveira	0	0%
Waldemar Verdi Júnior	0	0%
Adalberto de Moraes Schettert	1	0%
Roger Ian Wright	1	0%
Pedro Pullen Parente	0	0%
Treasury shares	0	0%
Total	90,771,386	100%

(1)
TAM — Empreendimentos e Participações S.A., is owned by the Amaro family and has its principal offices at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil. Noemy Almeida Oliveiro Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Maria Claudia Oliveira Amaro Demenato whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Maurcio Rolim Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Marcos Adolfo Tadeu Senamo Amaro whose business address is at Rua Silvio Tramontano, 231, house 15, São Paulo, SP, Brazil; and João Francisco Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 387, São Paulo, SP, Brazil own all of the shares in the company and exercise all of the voting rights and investment power.

(2)
Aerosystem S.A. Empreendimentos e Participações is owned by the Amaro family and has its principal offices at Ava Monsenhor Antônio Pepe, No. 94, São Paulo, SP, Brazil. Noemy Almeida Oliveiro Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Maria Claudia Oliveira Amaro Demenato whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Maurcio Rolim Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Marcos Adolfo Tadeu Senamo Amaro whose business address is at Rua Silvio Tramontano, 231, house 15, São Paulo, SP, Brazil; and João Francisco Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 387, São Paulo, SP, Brazil own all of the shares in the company and exercise all of the voting rights and investment power.

(3)
Agropecuária Nova Fronteira Ltda. is owned by the Amaro family and has it principal offices at Fazenda Jaguarundy, Rodovia BR 463-KM 109, Ponta Porá, Mato Grosso do Sul, Brazil. Noemy Almeida Oliveiro Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Maria Claudia Oliveira Amaro Demenato whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Maurcio Rolim Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Marcos Adolfo Tadeu Senamo Amaro whose business address is at Rua Silvio Tramontano, 231, house 15, São Paulo, SP, Brazil; and João Francisco Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 387, São Paulo, SP, Brazil own all of the shares in the company and exercise all of the voting rights and investment power.

On June 17, 2005, we completed our initial equity offering of preferred shares, pursuant to which we (and the selling shareholders in that offering) offered a total of 30,190,000 preferred shares to institutional investors in the United States and institutional and other investors elsewhere. On July 19, 2005, we and the selling shareholders in the equity offering described above issued a further 281,600 preferred shares pursuant to an over-allotment option granted to the underwriters in that offering.

On March 15, 2006, we completed a follow-on equity offering of preferred shares in Brazil and our initial public offering of ADSs in the United States and elsewhere outside Brazil. This offering of preferred shares and ADSs and was registered with the SEC and the ADSs are listed on the New York Stock Exchange. We became a reporting company under the Securities Exchange Act of 1934, or the Exchange Act. We offered 2,660,103 ADSs and 2,339,897 preferred shares and the selling shareholders in that offering sold 21,209,462 ADSs and 9,408,636 preferred shares. On April 11, 2006, we and the selling shareholders in that offering sold an additional 1,103,000 ADSs pursuant to an over-allotment option granted to the underwriters in that offering.
All shareholders within a class of our shares have the same voting rights.
B. Related Party Transactions
We believe that all of the relevant transactions we entered into with the related parties described below were performed on terms that reflected the market rate for such transactions.
License For Use of Trademark
TAM Marília owned the “TAM” trademark from its incorporation until September 2004 when TAM Marília underwent a spin-off which resulted in the creation of TAM Milor. The TAM trademark (and other trademarks related thereto) were transferred to TAM Milor. Both TAM Marília and TAM Milor are companies controlled by the Amaro Family. Until March 10, 2005, the relationship we and our subsidiaries TAM Viagens and TAM Mercosur had with TAM Milor did not provide for any compensation for our use of TAM trademark and was subject to revision at any time. In order to protect the use of the TAM trademark on an appropriate legal and commercial basis, on March 10, 2005, TAM S.A., TAM Milor, TAM Linhas Aéreas, TAM Viagens and TAM Mercosur entered into a License for Use of Trademark Agreement, pursuant to which TAM Milor granted the other parties a license to use the “TAM” trademark in exchange for a monthly compensation or royalty payment. The terms of this agreement provide that it may be terminated in the event of (i) bankruptcy, judicial composition with creditors or winding-up of either party, (ii) one party failing to comply with any of its obligations and failing to remedy such non-compliance within 15 days of receiving notice of such non-compliance, or (iii) we and/or our subsidiaries TAM Viagens and TAM Mercosur utilizing the TAM trademark in a manner other than that set forth in the agreement. The current expense we and our subsidiaries TAM Viagens and TAM Mercosur record on an annual basis for the use of the trademark is R$14.1 million. This amount is adjusted annually by reference to the IGP-M. This agreement is effective until December 9, 2011, following which, provided that TAM Linhas Aéreas’ concession is itself renewed, the license to use the trademark will automatically be renewed for an equivalent period. The recording of the transfer of ownership of TAM trademarks from TAM Marília to TAM Milor and the License for Use of Trademark Agreement are currently in the process of review and registration, respectively, with the INPI. The intention of recording both the transfer and the registration of the License for Use of Trademark Agreement before the INPI is to provide third parties with notice of the existence of such rights.
The license for use was granted exclusively in relation to the classes of the activities we currently perform. TAM Milor may grant a license to use the TAM trademark to other parties for different activities that do not involve the scheduled transportation of passengers. In addition, the agreement does not impose any limitation on the right of TAM Milor to dispose of or pledge the trademarks subject to the agreement to third parties and TAM Milor may enter into such transactions without our prior knowledge or consent. In addition, the terms of the License for Use of Trademark Agreement grant us an exclusive license for the use of the TAM trademark as a symbol for securities traded on stock exchanges.
Service Agreement — TAM Marília
In September 2002, we entered into a service agreement with TAM Marília for the sharing of our general management activities, relating mainly to human resources, purchasing and procurement and information technology systems. Pursuant to the terms of this service agreement, we received payments from TAM Marília in the amounts of R$1.2 million in the year ended December 31, 2006 and R$2.1 million in the year ended December 31, 2005.

C. Interests of Experts and Counsel
Not applicable.
ITEM 8. FINANCIAL INFORMATION
A. Consolidated Statements and Other Financial Information
See “Item 3. Key Information — A. Selected Financial Data” and “Item 18. Financial Statements.”
Legal Proceedings
We are involved in various judicial and administrative proceedings arising from the normal course of our businesses. We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. The table below sets forth the total estimated value of amounts claimed, provisions for contingencies and court deposits at December 31, 2006:

	Total Estimated	Provision for
	Amount Claimed	Contingencies	Court Deposits
	December 31, 2006	December 31, 2006	December 31, 2006
	(R$ thousands)	(R$ thousands)	(R$ thousands)
Tax proceedings	950,000	696,246	41,025
Labor proceedings	144,158	4,815	8,660
Civil proceedings	130,000	21,700	5,892

Total	1,224,158	722,761	55,577
We believe that our results of operations and financial condition would not be significantly affected by any unfavorable single decision in such lawsuits because we have established provisions in respect of the amounts at risk in the tax and civil proceedings and because any future cash disbursement we may be liable for in respect of any unfavorable decisions in tax proceedings may be paid in installments over a long period.
Proceedings filed against us
Civil proceedings
We are party to approximately five thousand civil proceedings arising from the normal course of our business and the total amount claimed in these proceedings as at December 31, 2006 was estimated at R$130.0 million. The vast majority of these proceedings involve minor cases relating to customer relations. The more significant actions relate to civil liability and disputes resulting from cancellation of agreements to provide services and commercial representation. At December 31, 2006, we had established provisions to address these contingencies in the total amount of R$21.7 million.
Damage claims relating to accidents
TAM Linhas Aéreas is party to 84 actions filed by relatives of victims of the accident that occurred in October 1996 involving one of our Fokker 100 aircraft which crashed during departure, in addition to approximately 55 actions recently filed by residents of the region of the accident’s location, who are claiming pain and suffering. Unibanco Seguros S.A. is party to all of these actions because any damages resulting from the aforementioned legal claims are covered by the civil liability guarantee provided for in our insurance policy with them. We believe that the cap of US$400.0 million in that insurance policy is sufficient to cover any penalties and judicial or extra-judicial agreements arising as a result of this matter.

Tax proceedings
We are party to various administrative proceedings or court actions in which we are claiming non-application of a specific tax or reimbursement of taxes paid improperly, or in which we are contesting the charging of specific taxes resulting from the normal course of our business and the total amount claimed in these proceedings as at December 31, 2006 was estimated at R$950.0 million. We cannot guarantee that we will succeed in obtaining these tax credits or securing a favorable outcome in respect of the application of those taxes. At December 31, 2006, we had established provisions totaling R$696.3 million for tax proceedings involving probable loss to us, including those listed below. In respect of certain proceedings, we have made court deposits, while in respect of others we have court protection that allows us to dispute the cases without need for partial payments or judicial deposits.
PIS and COFINS
We are challenging the constitutionality of the change in tax basis of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law No. 9,718/98. On November 9, 2005, the Supreme Court of Justice ruled that the change in the tax basis of the PIS was unconstitutional. During 2006, we were successful in obtaining one favorable ruling which enabled us to partially reverse a provision of R$46.0 that we had established. At December 31, 2006, we had eight pending claims in respect of the change in tax basis of the PIS and the increase in the contribution and basis of calculation of COFINS pending.
Tariff surplus
We have filed a court injunction aimed at suspending payment of the tariff supplement, which is collected monthly at the rate of 1.0% of our domestic revenues. Currently, the case is awaiting a ruling on the appeal filed by the Brazilian government against the judgment handed down on the injunction that we filed, which suspended application of the taxes. The approximate value of that proceeding at December 31, 2006 was R$247.8 million. In the opinion of our legal advisors, the chance of loss in this proceeding is considered possible. On the basis that payment of this tariff is supported by both Presidential Decree and ANAC Administrative Decree, our management established a provision of R$247.8 million in relation to this.
ICMS on the importation of aircraft
Proceedings had been filed against TAM Linhas Aéreas concerning the alleged failure to pay ICMS due on imported aircraft, parts and engines. In response, we had filed the appropriate challenges on the basis that ICMS should not be payable on leased aircraft. On May 30, 2007, the Supremo Tribunal Federal (Federal Supreme Court) ruled in our favor in respect of one of these cases. On the basis of this precedent decision, we believe our chance of loss in respect of the other pending cases is remote. We had not established any provisions for the amounts in question.

Airline worker fund
We have filed an ordinary action with a request for an injunctive relief for non-payment of the Airline Workers Fund, a tax charged monthly at the rate of 2.5% of an airline’s payroll. Payment of the tax credit is suspended by virtue of the injunctive relief in our favor. Currently, the proceeding is in the expert witness phase. In 2004, the INSS issued an assessment notice in order to toll the Statute of Limitations of the social security credit as a result of non-payment of the Airline Workers Fund. The administrative proceeding has been suspended until completion of the judicial process. The approximate adjusted value of this proceeding at December 31, 2006 was R$50.5 million. In the opinion of our legal advisors, the chance of loss in respect of this proceeding is considered possible. On the basis that payment of this tax is required by law, our management established a provision in accordance with the amounts required by law until the final outcome of the judicial action. At December 31, 2006, the provision totaled R$50.5 million.
Labor actions
At December 31, 2006 we were party to 996 labor claims filed by our employees, former employees or service providers arising from the normal course of our business. We do not believe that such claims (individually or collectively) will have a material adverse effect on our results of operations in the event of unfavorable rulings. Of those 996 labor claims, 621 are against TAM Linhas Aéreas, 374 against service providers or sales representatives and TAM Linhas Aéreas and one is against TAM Mercosur. In the case of the individual labor claims, the principal disputes refer to demands for the payment of hazard supplements, overtime and make-up work, as well as requests for the payment of wage differentials in specific cases involving crew members. We are party to five class actions, all by the airline workers’ union. The total assessed value of those actions was approximately R$144.2 million at December 31, 2006, and according to our legal advisors, R$2.1 million correspond to claims with a remote chance of loss, R$137.2 million correspond to claims with a possible chance of loss, and R$4.8 million correspond to claims with a probable chance of loss. We have established provisions totaling R$4.8 million at December 31, 2006 in respect of all of these claims. For specific actions we have made court deposits totaling R$8.7 million to address labor claims. The provision is based on our management’s estimate as to likely losses we might incur as a result of the various labor claims filed by current or former employees. We believe the provisioned amount is sufficient as to cover probable losses, estimated as applicable, in the event that the rulings are unfavorable to us.
Proceedings instituted by us
Damages relating to price freezes
We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is R$246 million, based on a calculation made by an expert witness of the court. This sum is subject to delinquent interest since September 1993 and inflation adjustment since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable. Our management has not posted these credits to our accounts and will only do so when the aforementioned decision is made final.

Claims on amounts paid in error relating to ICMS
We consider payments of ICMS made between 1989 and 1994 to be amounts paid in error because we believe it was unconstitutional to charge ICMS on air navigation services. TAM Linhas Aéreas has filed claims against various states in Brazil to claim the amounts paid in error. Rulings on these claims are pending. The total value involved in these claims is R$55 million. Our policy is to only adjust the value of these claims for inflation at the time that payment in respect thereto are recorded in our financial statements.
Additional airport tariffs — ATAERO
We also filed an ordinary claim, with a request for early judgment, in relation to a dispute concerning the legality of charging the Adicional das Tarifas Aeroportuárias (Additional Airport Tariffs, or ATAERO), which are charged at a rate of 50% on the value of tariffs and airport tariffs. The total amount involved, adjusted for inflation, at December 31, 2006 totaled R$430.5 million.
Dividends and Dividend Policy
Amounts available for distribution
At each general shareholders’ meeting, our board of directors must propose the allocation of net profits earned during the preceding year (based on our non-consolidated annual financial statements). Brazilian corporation law provides that a company’s net profit is defined as the results from the year, after deductions of income tax and social contribution on the net profit for that year, net of accumulated losses from preceding years and amounts allocated to profit-sharing plans. Brazilian corporation law also provides that the amounts available for distribution of dividends are the amounts corresponding to the net profit:
•	less the amount allocated to the legal reserve; and

•	less the amount allocated to the contingency reserve, if any.
The payment of dividends may be limited to the amount of net profit earned, provided the difference is recorded as a future profit reserve, as discussed below. The calculation of our net income for this purpose is made in accordance with Brazilian GAAP, which differs from U.S. GAAP in certain significant respects.
According to the Brazilian corporation law and our by-laws, we must maintain a legal reserve to which we must allocate 5% of our profit for each year until we reach 20% of the paid-up capital. We are not required to allocate any amount to the legal reserve in any year in which that reserve, when added to the others, is equal to or greater than 30% of our total capital. Accumulated losses, if any, can be offset by the legal reserve. If not utilized for these purposes, the legal reserve can only be utilized for a capital increase. The legal reserve is subject to approval of the shareholders at a regular shareholders’ meeting, and can be transferred to the capital, but it is not available for the payment of dividends in subsequent years. Our net-profit calculations and allocations to reserves for any year are determined based on non-consolidated annual financial statements prepared in accordance with Brazilian GAAP.
Brazilian corporation law provides that part of a company’s net profit can be utilized to constitute discretionary or statutory reserves, which must be described in the company’s by-laws, precisely and comprehensively indicating the purpose of such reserves, the criteria for determining the annual portion of net profits that will be allocated for constituting the reserves and the maximum limit of the reserves. Currently, our by-laws do not provide for the constitution of statutory reserves or contingency reserves.
According to Brazilian corporation law, the amount of mandatory dividend that exceeds the net profit realized in any year can be allocated for future-profit reserves and the payment of mandatory dividends can be limited to the amount of net profit earned in the year. The profits from any future year consist of the sum of (i) the portion of positive net profit equal to the net worth equivalency in that year, if any, and (ii) profit derived from transactions in respect of which the due date for repayment occurs after the end of the following year. To the extent that amounts allocated for future profits reserve are earned in subsequent years, those amounts must be added to the payment of dividends relative to the year in which they were earned. The profits recorded in the future profits reserve, when earned and if not absorbed by losses in later years, must be added to the first dividends declared after they are earned.

A company is permitted to allocate to the future profit reserves all income from equity gains in subsidiaries that are not distributed to the company in the form of cash dividends. When such gains are distributed to the company in the form of cash dividends, the company is required to reverse the reserve. Under Brazilian corporate law, our shareholders may decide, upon a proposal of our board of directors, to allocate a discretionary amount of our net profits to a contingency reserve for estimated future losses which are deemed probable.
The distributable amount may be further increased by the reversal of such reserve in the fiscal year when the reasons that justified the creation of such reserve cease to exist or in which the anticipated loss occurs. Accordingly, there is no specific percentage of net profit allocable to this type of reserve.
The amounts available for distribution can be increased by reversing the contingency reserve for losses considered probable, established in previous years, but not realized. Allocations to the contingency reserve are also subject to the approval of shareholders at a shareholders’ meeting.
The balance of the profit reserve accounts (except for contingency reserves and future profit reserves) must not exceed our total capital. In the event that the balance of the profit reserve accounts did exceed our capital, a shareholders’ meeting must decide if the excess amount will be utilized to pay the subscribed but not paid-up capital, subscription of new shares or the distribution of dividends.
Brazilian corporation law provides that any net profit not allocated for the accounts set out above must be distributed as dividends.
Mandatory dividend
Brazilian corporation law generally requires that the by-laws of each company must specify the minimum available percentage of profit to be distributed to shareholders as dividends, also known as the mandatory dividend.
The compulsory dividend is based on a percentage of adjusted profit (and must be a minimum of 25%) instead of being based on a fixed monetary amount per share. In the event that a company’s by-laws do not specifically address this issue, Brazilian corporation law provides that the applicable percentage is 50%. Our by-laws provide that at least 25% of the balance of the net profit from the preceding year (as calculated in accordance with Brazilian corporation law and Brazilian GAAP) must be distributed as mandatory dividends. Brazilian corporation law allows us, however, to suspend the mandatory dividend in any year in the event that our board of directors informs the shareholders’ general meeting that the distribution would not be feasible in light of our financial situation. Any such suspension of the compulsory dividend is subject to both the review of our fiscal council and approval of the shareholders’ meeting. In the case of a public company, the board of directors must file a specific justification for the suspension with the CVM within five days of the shareholders’ meeting. Any dividends not distributed as a result of any such suspension must be allocated to a special reserve. If not absorbed by subsequent losses, that amount must be distributed in the form of dividends as soon as the company’s financial situation allows such distribution.
Distribution of dividends
Brazilian corporation law provides that we must hold a general shareholders’ meeting by April 30th of each year at which, in addition to other matters, shareholders must make decisions regarding the allocation of our net profit with respect to the fiscal year ended immediately prior to our shareholders’ meeting and the distribution of our annual dividends. Interim dividends may also be declared by our board of directors. Any payment of an interim dividend may be set off against the amount of the mandatory dividend distribution for that fiscal year. Any holder of shares at the time of the declaration of dividends has the right to receive those dividends. Dividends corresponding to shares held by custodians are paid to the custodian for distribution to shareholders. According to Brazilian corporation law, dividends must generally be paid to owners within 60 days after the dividend is declared, unless shareholders elect a different payment date which, in any case, must occur before the end of the year in which the dividend was declared. Dividends attributed to shareholders and not claimed shall not earn interest or be subject to inflation adjustment and the statute of limitations in respect of receiving such dividends will expire (in our favor) three years from the date such dividends were attributed to the shareholders.

Interest on shareholders’ equity
According to current Brazilian tax law, companies have been authorized since January 1, 1996 to distribute interest on shareholders’ equity instead of dividends and treat such distributions as deductible expenses for the purposes of income tax. Since 1998, such distributions may also be treated as deductible expenses for the purposes of social contributions. Such interest, which may be paid at the discretion of our board of directors, subject to approval of the shareholders’ meeting, is limited to the daily variations in the TJLP on a pro-rated basis and may not exceed the greater of:
•
50% of net income (after deducting provisions for social contribution on the net profit and before provision for income tax and interest on the company’s own capital) for the period for which the payment is made; or

•	50% of retained profits and profit reserves at the beginning of the year in relation to which the payment is made.
For accounting purposes, although the deductible expense must be reflected in our statement of income in order to be deductible, the expense is immediately reversed before calculating net profit for the statutory financial statements and deducted from net worth in a manner similar to a dividend. Income tax of 15% (or 25% in the event that the shareholder resides in a tax haven jurisdiction) is withheld at source and owed by shareholders upon receipt of the interest, however the tax is normally paid by the companies on behalf of the shareholders upon distribution of the interest.
Our by-laws and article 9, paragraph 7, of Law No. 9,249/95 provide that interest on Net Equity can be attributed to the payment of dividends for purposes of the mandatory dividend.
Our dividend policy
We did not distribute dividends or interest on capital to our shareholders between 1997 and 2004 because we had accumulated losses for those years. As of June 30, 2005, we no longer had accumulated losses at a level that would prevent us from paying dividends and our board of directors declared a dividend payment of R$29,404,862 in respect of the year ended December 31, 2005, which was approved by our shareholders on February 10, 2006. Our directors have declared a dividend payment of R$137,268,869.54 in respect of the year ended December 31, 2006, which was approved by our shareholders on April 27, 2007.
We intend that any distribution of dividends or interest on capital be made in future will be made in accordance with Brazilian corporation law and our by-laws. Our board of directors may declare dividends and elect that they be paid against either accumulated profits or existing profits reserves, following approval at a shareholders’ meeting. The amount distributed will depend on various factors such as our financial condition and results of our operations, our cash requirements, prospects and other factors considered relevant by our board of directors and shareholders. Holders of our ADSs will be entitled to the same rights in respect of any distribution of dividends as holders of our preferred shares.
In addition, the payment of dividends to our shareholders is contingent upon the net profit distributed as dividends by our operating subsidiaries. We may not be able to pay dividends to our shareholders in the event that our operational subsidiaries are unable to distribute dividends. See “— Amounts available for distribution.”
B. Significant Changes
None.

ITEM 9. THE OFFER AND LISTING
A. Offer and Listing Details
In the United States, our preferred shares trade in the form of ADS. As of December 31, 2006, the ADSs represented approximately 33.7% of our preferred shares and 44.7% of our current global public float.
The following tables set forth the reported high and low closing sales prices for our ADSs on the NYSE for the periods indicated.

	US$ per ADS
Quarter	Low	Average(1)	High
Second quarter 2006	19.29	23.95	28.43
Third quarter 2006	23.90	28.95	33.75
Fourth quarter 2006	27.05	31.07	34.76
First quarter 2007	24.80	29.95	33.55

(1)	Calculated as the average of closing prices for the period.

	US$ per ADS
Month	Low	Average(1)	High
December 2006	27.05	30.45	32.88
January 2007	28.96	31.62	33.16
February 2007	28.16	31.53	33.55
March 2007	24.80	27.06	28.75
April 2007	25.33	25.80	26.40
May 2007	25.56	29.27	33.98

(1)	Calculated as the average of closing prices for the period.
The following table sets forth the reported high and low closing sale prices for our preferred shares on the BOVESPA for the periods indicated.

	R$ per Preferred Share(1)
Year	Low	Average(2)	High
2002	0	0	0
2003	3.60	3.92	4.20
2004	3.70	16.94	33.00
2005	15.75	27.31	47.50
2006	40.15	57.15	75.00

(1)
These figures have not been adjusted to reflect the share split agreed on May 16, 2005 pursuant to which holders of our existing shares received two shares of the same class and type for each share held.

(2)	Calculated as the average of closing prices for the period.

	R$ per Preferred Share(1)
Quarter	Low	Average(2)	High
First quarter 2005	27.00	38.18	45.90
Second quarter 2005	12.50	20.32	23.50
Third quarter 2005	15.75	22.68	27.00
Fourth quarter 2005	24.51	34.42	47.50
First quarter 2006	40.15	46.75	53.75
Second quarter 2006	41.45	52.30	59.50
Third quarter 2006	52.90	63.01	73.10
Fourth quarter 2006	58.70	66.75	75.00
First quarter 2007	51.16	63.13	70.80

(1)
These figures have not been adjusted to reflect the share split agreed on May 16, 2005 pursuant to which holders of our existing shares received two shares of the same class and type for each share held.

(2)	Calculated as the average of closing prices for the period.

	R$ per Preferred Share
Month	Low	Average(1)	High
December 2006	58.70	65.40	70.50
January 2007	61.60	67.39	70.80
February 2007	60.10	66.20	69.90
March 2007	51.16	56.56	61.00
April 2007	51.15	52.36	53.48
May 2007	52.60	58.52	65.60

(1)	Calculated as the average of closing prices for the period.
B. Plan of Distribution
Not applicable.
C. Markets
Trading on BOVESPA
BOVESPA is a not-for-profit entity owned by its member brokerage firms. Trading on such exchanges is limited to member brokerage firms and to a limited number of authorized non-members.
The CVM and BOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on BOVESPA, including the Novo Mercado and Levels 1 and 2 segments, may be effected off the exchanges in the unorganized over-the-counter market in certain circumstances.
The shares of all companies listed on BOVESPA, including Novo Mercado and Level 1 and Level 2 companies, are traded together.
Settlement of transactions occurs three business days after the trade date. Delivery of and payment for shares is made through the facilities of separate clearing houses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearing house on the second business day following the trade date. The clearing house for BOVESPA is the CBLC.
In order to reduce volatility, BOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever specified indices of BOVESPA fall below the limits of 10% and 15%, respectively, in relation to the index levels for the previous trading session.
Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller and less liquid than the major U.S. and European securities markets. Moreover, BOVESPA is less liquid than the New York Stock Exchange and other major exchanges in the world. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder.
Trading on Brazilian stock exchanges by non-residents of Brazil is subject to registration procedures. See “Item 10. Additional Information — D. Exchange Controls.”
Regulation of Brazilian Securities Markets
The Brazilian securities markets are principally governed by Law No. 6,385, of December 7, 1976, and Brazilian corporation law, each as amended and supplemented, and by regulations issued by the CVM, which has authority over stock exchanges and the securities markets generally; the National Monetary Council; and the Central Bank, which has, among other powers, licensing authority over brokerage firms and regulates foreign investment and foreign exchange transactions.

These laws and regulations, among others, provide for licensing and oversight of brokerage firms, governance of the Brazilian stock exchanges, disclosure requirements applicable to issuers of traded securities, restrictions on price manipulation and protection of minority shareholders. They also provide for restrictions on insider trading. However, the Brazilian securities markets are not as highly regulated and supervised as the U.S. securities markets or securities markets in some other jurisdictions. Accordingly, any trades or transfers of our equity securities by our officers and directors, our controlling shareholders or any of the officers and directors of our controlling shareholders must comply with the regulations issued by the CVM.
Under Brazilian corporation law, a corporation is either public (companhia aberta), as we are, or closely held (companhia fechada). All public companies are registered with the CVM and are subject to reporting requirements. Our preferred shares will be listed on the Level 2 segment of BOVESPA. See “— BOVESPA’s Differentiated Corporate Governance Practices.”
We have the option to ask that trading in securities on BOVESPA be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of BOVESPA or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or BOVESPA.
The Brazilian over-the-counter market consists of direct trades between individuals in which a financial institution registered with the CVM serves as intermediary. No special application, other than registration with the CVM, is necessary for securities of a public company to be traded in this market. The CVM requires that it be given notice of all trades carried out in the Brazilian over-the-counter market by the respective intermediaries.
BOVESPA’S Differentiated Corporate Governance Practices
BOVESPA, in carrying out its self-regulatory functions, has established three differentiated levels of corporate governance: Level 1, Level 2 and Novo Mercado.
Each of the differentiated corporate governance levels includes companies that agree, on a voluntarily basis, to adopt the corporate governance practices established for the level they have adopted. These corporate governance practices go beyond those required by law.
The entry of a company into any one of the special listing segments of the BOVESPA occurs through the signing of a contract that obliges the company to abide by the rules of corporate governance established in the regulations for the relevant level.
BOVESPA Level 2
Preferred shares with restricted voting rights
Voting rights are guaranteed to holders of preferred shares with respect to the following issues (i) transformation, merger, consolidation or spin-off of the company, (ii) valuation of assets to be used for payment of capital increases by the company, (iii) selection of a specialized company to determine the economic value of our shares for the purpose of our delisting or discontinuation of our Level 2 registration, (iv) the approval in shareholders meetings of agreements between the company and its controlling shareholders, both directly and through third parties, as well as with other companies in which the controlling shareholders may have an interest, whenever required by law, (v) amending or changing terms in the company’s by-laws that result in a failure on the part of the company to meet the requirements established under the Level 2 regulations.
Tag along rights
A change of control of a Level 2 listed company must be conditioned on the acquiror undertaking, within a maximum period of 90 days from the date of the acquisition of the controlling interest, to make a public offer to purchase (i) 100% of the common shares at a price per share equal to the highest price offered per common share so as to guarantee that all common shareholders are treated equally for purposes of the change of control, and (ii) 100% of the preferred shares at a price per share of 70% of the price offered to the holders of the common shares. In the event of a change of control, we have voluntarily adopted a provision in our bylaws, according to which we will offer to the preferred shareholders 100% of the price per share paid to the controlling shareholder group.

Similarly, any party that acquires a controlling interest in the company through successive purchases of shares will be obliged to make a public offer to purchase the remaining shares as described above, and to pay the difference between the price it paid for the shares acquired during the previous six months, duly adjusted in accordance with the inflation index or any other monetary correction applicable to the relevant period, and the price to be paid to the other shareholders as described above.
Free float
Companies listed on Level 2 segment of the BOVESPA must maintain a minimum percentage of shares in circulation (free float), equal to at least 25% of its total share capital. This percentage must be maintained for the duration of the Level 2 registration.
Public offers of shares through mechanisms that favor broad distribution
In each public offer of shares, we must make every effort to ensure the broad distribution of our shares, through the adoption of special procedures that must appear in the relevant prospectus, such as guaranteeing access to all qualified interested investors and distribution of at least 10% of the offer to private individuals or non-institutional investors.
Introduction of improvements in financial statements
We must present our quarterly information report (ITR), or other unaudited financial information, including information reconciled to U.S. GAAP or IFRS standards, in each case translated into English, within a maximum of 15 days after the time established by law for the publication of quarterly information. The ITR must include, in addition to the obligatory information established by law:
(i) a consolidated balance sheet, a consolidated income statement and a report on consolidated performance, if obliged to present consolidated annual financial statements at the end of the financial year;
(ii) information on the equity positions of all investors, including private individuals, holding, directly or indirectly, over 5% of our voting capital;
(iii) consolidated information on the number and characteristics of securities issued by us, and whether held, directly or indirectly, by individuals or groups forming the controlling shareholder group, by directors or by members of the audit committee;
(iv) information on the acquisition and disposition of securities over the 12 immediately preceding months by investors covered in item (iii) above with respect to relevant securities;
(v) in the explanatory notes, company and consolidated cash flow statements, if we are obliged to present consolidated statements at the end of the financial year; and
(vi) information on the number of outstanding shares and the percentage of total issued shares that they represent.
In the Annual Information Report (IAN), the company should include, in addition to legal requirements, the information listed in items (iii), (iv) and (vi) above.
The quarterly information must be accompanied by a special review report issued by an independent auditor that is duly registered with the CVM, observing the methodology specified in the regulations published by the CVM.

As from 2006, we must, in addition to the terms of current legislation and regulations in Brazil, release (i) financial information prepared in accordance with international standards of U.S. GAAP or IFRS or release financial information, in English, also disclosing the net income and shareholders’ equity at the end of the respective year, as determined according to accounting practices adopted in Brazil; or (ii) financial statements, in English, prepared in accordance with Brazilian corporation law, together with additional notes demonstrating the reconciliation of results of operations and equity according to Brazilian GAAP and U.S. GAAP or IFRS, as the case may be, evidencing the main differences between the applied accounting criteria. In addition, the annual financial statements must include, in the explanatory notes, a company cash flow statement and a consolidated cash flow statement, if applicable.
Compliance with transparency rules on the part of controlling shareholders and managers in transactions involving our shares
Our directors, our controlling shareholder group and members of our audit committee must report to BOVESPA the number and characteristics of our securities which they hold, directly or indirectly, including associated derivatives. This information must be provided to the BOVESPA immediately after any such person is elected, or acquires control, as the case may be.
In the same way, any transactions that may be effected with respect to securities and associated derivatives dealt with in this item must be communicated in detail to the BOVESPA, including pricing information, within ten days of the end of the month in which the transaction occurs. These obligations are extended to securities and their associated derivatives that may be held, directly or indirectly, by spouses, partners and dependents who are included in the annual income tax declaration of directors, controlling shareholders, and members of the audit committee.
Shareholders’ agreement, stock option programs and contracts with companies in the same economic group
We must submit to BOVESPA a copy of any shareholders’ agreement filed at our headquarters. Accordingly, whenever we sign new shareholders’ agreements or amendments to any existing shareholders’ agreement, the submission to BOVESPA must occur within five days following its filing and/or signing. The date of filing and/or registration of any shareholders’ agreement at our headquarters must be indicated on the copy.
Details of stock option programs or other programs for the acquisition of any of our securities by our employees or directors must also be submitted to BOVESPA and disclosed.
Finally, we must publish information setting out details of each agreement (a) between us and our subsidiaries and associated companies, directors and members of our controlling shareholder group, (b) between us and any company controlled by or associated with the directors and any member of the controlling shareholder group, as well as with other companies that form, in conjunction with any one of these parties, the same group, whether de facto or de jure, in each case, whenever a single agreement, or a group of successive agreements, with or without the same purpose, in any period of one year, represents values of (i) R$200,000 or more, or (ii) 1% of our net stockholders’ equity, whichever is greater.
Resolution of disputes through arbitration
We and our controlling shareholder group, directors and members of our audit committee must resolve through arbitration all disputes or controversies related to the Level 2 regulations, our by-laws, Brazilian corporation law and any other regulations regarding the financial markets or securities, in each case in accordance with the terms of the Market Arbitration Chamber (Câmara de Arbitragem do Mercado).
Cancellation of Level 2 registration
In the event we cancel the registration of our shares on Level 2 of BOVESPA, or de-list as a publicly listed company, a public offering by the controlling shareholder group for the acquisition of all our outstanding shares will be required. The minimum price to be paid per share will be determined through a report on the valuation of our shares, which must be prepared by a specialized company of proven experience that is independent of us, our directors and our controlling shareholder group, in addition to satisfying the applicable terms of and carrying responsibility under Brazilian corporation law.

The choice of the specialized company responsible for determining the economic value of our shares is to be determined at a shareholders’ meeting at which preferred shareholders will be entitled to vote, following presentation by the board of directors of a list of three specialized companies nominated for such purpose. The selection must be made on the basis of a majority vote of the free float shares, excluding abstentions. The cost of the valuation report will be borne in full by the controlling shareholders.
In the event that the valuation report is available by the date of the shareholders’ meeting called for the purpose of canceling our listing as a public company, the controlling shareholders must disclose the value per share or per 1,000 shares on the basis of which the offer to purchase will be made. Unless the price per share announced by the controlling shareholder group in the shareholders’ meeting is greater than or equal to the value determined in the valuation report, the meeting will automatically be cancelled, and timely notification of this fact must be given to the market, unless the controlling shareholders expressly agree to make the offer to purchase at a price per share equal to the economic value per share as set forth in the valuation report.
The cancellation of registration as a listed company must follow the procedures and meet the other requirements established in the regulations applicable under the terms of current law applicable to a Brazilian company, particularly those appearing in regulations published by the CVM on the subject.
Divestment of control following abandonment of Level 2 listing
In the event that we abandon or cancel our Level 2 listing and in the subsequent 12 months there is a change in our control, the controlling shareholders relinquishing control and the acquiror undertake, jointly and with joint responsibility, to acquire the shares of all shareholders at the price per share and pursuant to the same terms and conditions obtained by the controlling shareholder group in the sale of their own shares in accordance with the inflation index or any other monetary connection applicable to the relevant period. In the event that the price obtained by the controlling shareholder group for their shares is higher than the price per share offered to the other shareholders in the offer to purchase made in accordance with Level 2 regulations (see “— Cancellation of Level 2 registration’’), the controlling shareholders relinquishing control and the acquiror undertake, jointly and with joint responsibility, to pay the difference between the proceeds in the operation for the transfer of control and the value paid to those shareholders who accept the terms of the offer.
In addition, we and our controlling shareholders are obliged to register in our share registry book the obligation to fulfill the provision described in the paragraphs above.
Significant Differences Between Our Corporate Governance Practices and NYSE Corporate Governance Standards
We are subject to the NYSE corporate governance listing standards. As a foreign private issuer, the standards applicable to us are considerably different to the standards applied to U.S. listed companies. Under the NYSE rules, we are required only to (i) have an audit committee or audit board, pursuant to an applicable exemption available to foreign private issuers, that meets certain requirements, as discussed below, (ii) provide prompt certification by our chief executive officer of any material non-compliance with any corporate governance rules, and (iii) provide a brief description of the significant differences between our corporate governance practices and the NYSE corporate governance practices required to be followed by U.S. listed companies. The discussion of the significant differences between our corporate governance practices and those required of U.S. listed companies follows below.

Majority of Independent Directors
The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both Brazilian corporation law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. While our directors meet the qualification requirements of Brazilian corporation law and the CVM, we do not believe that a majority of our directors would be considered independent under the NYSE test for director independence. Brazilian corporation law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting.
Executive Sessions
NYSE rules require that the non-management directors must meet at regularly scheduled executive sessions without management present. Brazilian corporation law does not have a similar provision. According to Brazilian corporation law, up to one-third of the members of the board of directors can be elected from management. The remaining non-management directors are not expressly empowered to serve as a check on management, and there is no requirement that those directors meet regularly without management. As a result, the non-management directors on our board do not typically meet in executive session.
Nominating/Corporate Governance Committee
NYSE rules require that listed companies have a nominating/corporate governance committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, identifying and selecting qualified board member nominees and developing a set of corporate governance principles applicable to the company.
Compensation Committee
NYSE rules require that listed companies have a compensation committee composed entirely of independent directors and governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities, which include, among other things, reviewing corporate goals relevant to the chief executive officer’s compensation, evaluating the chief executive officer’s performance, approving the chief executive officer’s compensation levels and recommending to the board non-chief executive officer compensation, incentive-compensation and equity-based plans. We are not required under applicable Brazilian law to have a compensation committee. Under Brazilian corporation law, the total amount available for compensation of our directors and executive officers and for profit-sharing payments to our executive officers is established by our shareholders at the annual general meeting. The board of directors is then responsible for determining the individual compensation and profit-sharing of each executive officer, as well as the compensation of our board and committee members. In making such determinations, the board reviews the performance of the executive officers, including the performance of our chief executive officer, who typically excuses himself from discussions regarding his performance and compensation.
Audit Committee
NYSE rules require that listed companies have an audit committee that (i) is composed of a minimum of three independent directors who are all financially literate, (ii) meets the SEC rules regarding audit committees for listed companies, (iii) has at least one member who has accounting or financial management expertise, and (iv) is governed by a written charter addressing the committee’s required purpose and detailing its required responsibilities. However, as a foreign private issuer, we need only to comply with the requirement that the audit committee meet the SEC rules regarding audit committees for listed companies. Brazilian corporation law requires companies to have a non-permanent Conselho Fiscal composed of three to five members who are elected at the general shareholders’ meeting.
Shareholder Approval of Equity Compensation Plans
NYSE rules require that shareholders be given the opportunity to vote on all equity compensation plans and material revisions thereto, with limited exceptions. Under Brazilian corporation law, shareholders must approve all stock option plans. In addition, any issuance of new shares that exceeds our authorized share capital is subject to shareholder approval.

NYSE rules require that listed companies adopt and disclose corporate governance guidelines. We have not adopted any formal corporate governance guidelines beyond those required by applicable Brazilian law. We have adopted and observe a disclosure policy, which requires the public disclosure of all relevant information pursuant to guidelines set forth by the CVM, as well as an insider trading policy, which, among other things, establishes black-out periods and requires insiders to inform management of all transactions involving our securities.
Code of Business Conduct and Ethics
NYSE rules require that listed companies adopt and disclose a code of business conduct and ethics for directors, officers and employees, and promptly disclose any waivers of the code for directors or executive officers. Applicable Brazilian law does not have a similar requirement. We have, however, adopted a Code of Ethics applicable to our officers, directors and employees. See “Item 16B. Code of Ethics.”
Internal Audit Function
NYSE rules require that listed companies maintain an internal audit function to provide management and the audit committee with ongoing assessments of the company’s risk management processes and system of internal control.
Sarbanes-Oxley Act of 2002
We maintain controls and procedures designed to ensure that we are able to collect the information we are required to disclose in the reports we file with the SEC, and to process, summarize and disclose this information within the time periods specified in the rules of the SEC. Our officer certifications under Section 404 of the U.S. Sarbanes-Oxley Act of 2002 are included as Exhibits 12.1 and 12.2 to this annual report.
D. Selling Shareholders
Not applicable.
E. Dilution
Not applicable.
F. Expenses of the Issue
Not applicable.
ITEM 10. ADDITIONAL INFORMATION
A. Share Capital
Not applicable.
B. Memorandum and Articles of Association
We set forth below a brief summary of certain significant provisions of our by-laws, Brazilian corporation law and the rules and regulations of the CVM. Because this is a summary, it may not contain all information which is important to you. Accordingly, this description is qualified entirely by references to our by-laws and Brazilian corporation law.

In addition, holders of our preferred shares will be entitled to all shareholders’ rights provided to shareholders of companies listed on the Level 2 segment of BOVESPA. For a summary description of these shareholder rights, see “Item 9. The Offer and Listing — C. Markets — BOVESPA’s Differentiated Corporate Governance Practices.’’
General
Our corporate name is TAM S.A. and our head office is located in the city of São Paulo, state of São Paulo, Brazil. We were registered with the Board of Trade of the state of São Paulo under NIRE number 35,300,150,007 and were registered with the CVM as a public stock corporation under number 01639-0 since 1997.
All of our shares are registered with no par value and are indivisible. Our entire capital stock is fully paid-up. We currently do not hold any treasury shares.
Corporate purpose
Pursuant to article 3 of our by-laws, our corporate purposes are the participation (as either a shareholder or quotaholder) in companies engaged in scheduled air transportation services or related activities (including TAM Linhas Aéreas). Our by-laws provide that any sale of more than 50% of our holding of voting capital in TAM Linhas Aéreas to a third party is considered a change in corporate purpose and, accordingly, would allow shareholders to exercise their right to withdraw their shareholdings and receive in consideration the economic value of their shares, subject to the provisions of our by-laws and the Brazilian corporation law. See “— Reimbursement and right of withdrawal.’’
Rights of our common and preferred shares
Each of our common shares gives the holder the right to vote on decisions of our shareholders’ meetings. Pursuant to article 8, paragraph 2, of our by-laws, our shareholders will be entitled to convert, in accordance with applicable law, their paid-up common shares into preferred shares, at the proportion of one preferred share per common share. Our preferred shares carry no right to vote on decisions of the shareholders’ meetings, except (as long as we are listed on the Level 2 segment of BOVESPA) with regard to certain matters. See “— Voting Rights.’’
Our preferred shares shall have the following advantages as compared to our common shares:
•	priority in the reimbursement of capital, without premium, in the event of our liquidation; and

•	the right to be included in public offerings derived from the transfer of our control, at the same price paid per each common share of the controlling block.
Reimbursement and right of withdrawal
For purposes of the right of withdrawal, Brazilian corporation law provides that a dissident shareholder includes not only shareholders who vote against a specific resolution, but also those that have abstained from voting or failed to appear at the shareholders’ meeting. Brazilian corporation law provides that a dissident shareholder or shareholder with no voting rights has the right to withdraw from shareholding in a company upon receiving full reimbursement for all shares held in the event that the first invitation published for attending such shareholders’ meeting is made (by a qualified quorum of shareholders representing at least 50% of the shares with the right to vote) to approve any of the following matters:
•
create preferred shares or increase an already existing class of preferred shares, without maintaining the same proportion in relation to the other classes of shares, unless already provided or authorized in the by-laws;

•
alter the preference, privilege, or conditions for redemption or amortization granted to one or more classes of preferred classes, or create a new class of shares with greater privileges than the existing classes of preferred shares;

•	reduce the mandatory dividend;

•	consolidate or merge with another company, including one of our controlling companies;

•	participate in a group of companies;

•	change of corporate purpose;

•	transfer all shares to another company or receive shares in another company in such a way as to make the company whose shares were transferred a wholly-owned subsidiary of the merged company;

•
perform a spin-off that results in (i) a change in the company’s corporate purpose (unless the company’s assets and liabilities are transferred to a company that has substantially the same corporate purpose), (ii) a reduction in the compulsory dividend, or (iii) participation in a group of companies, as defined in Brazilian corporation law; or

•	acquire control of another company for a price that exceeds the limits provided in Brazilian corporation law (and subject to the conditions set forth in Brazilian corporation law).
In the case of the first two items set out above, only the holders of shares adversely affected may exercise the right of withdrawal.
Whenever a company resulting from the consolidation, merger of shares, or spin-off of a public stock corporation fails to obtain registration as a public stock corporation (and, if applicable, fails to obtain registration of its shares for trading on the stock exchange within 120 days of the date of the shareholders meeting that approved that decision), the dissident shareholders or shareholders without voting rights may also exercise the right of withdrawal.
In the event that our shareholders approve any resolution for us to (i) consolidate or merge with another company, (ii) transfer all our shares to another company so as to transform our company into a wholly-owned subsidiary of that company, or (iii) become part of a group of companies, the right of withdrawal may be exercised only if our shares fail to satisfy certain liquidity tests at the time of the shareholders’ meeting.
The right of withdrawal expires 30 days after publication of the minutes of the shareholders’ meeting which approved any of the matters set out above. In the case of the first two items above, the decision taken at the shareholders’ meeting only becomes legally effective upon confirmation by shareholders holding preferred shares, which must be obtained at a special shareholders’ meeting held within one year.
In such cases, the 30 day deadline begins on the date of publication of the minutes of the special shareholders meeting. In the event that any redemption of shares held by dissident shareholders would potentially be prejudicial to our financial stability, we would have ten days following the expiration of that 30 day deadline to reconsider the resolution that caused the exercise of the right of withdrawal.
Brazilian corporation law also provides that the value of any shares to be withdrawn by dissident shareholders, or shareholders with no voting rights who have exercised the right to withdraw, shall be valued in an amount greater than the portion of our net worth attributed to those shares, as demonstrated by reference to our assets in the latest balance sheet approved at a shareholders meeting (in the event that more than 60 days have passed since the date of that balance sheet, the dissident shareholders have the right to request that the value of their shares be calculated by reference to our assets on our most recent balance sheet).
The change in the rights and benefits of our preferred shares was discussed at an extraordinary general shareholders’ meeting held on May 16, 2005. Those shareholders holding preferred shares who did not vote, were not present or who voted against the change in rights and benefits of our preferred shares at such meeting, in accordance with Brazilian corporation law, were entitled to withdraw their shareholdings within 30 days of the date of publication of the minutes of such meeting and receive R$3.1093 per preferred share in respect of such withdrawal.

The sale of more than 50% of our common stake in TAM Linhas Aéreas to a third party would be considered a change in our corporate purpose and would give our shareholders the right (subject to Brazilian corporation law and our by-laws) to withdraw their shareholdings and receive the economic value of their shares.
Increases in capital and preemptive rights
Each shareholder has preemptive right in respect of any issuance of new shares we conduct for the purpose of increasing our capital (as well as in respect of subscribing to debentures convertible to shares and warrants). The extent of the preemptive right is in direct proportion to the equity interest held by the shareholder and may be exercised at least 30 days after the publication of the notice of capital increase. In the case of an increase of equal proportion in the number of shares of all existing types and classes, each shareholder may exercise the preemptive right only over the same type and class of shares already held. In the event that the shares to be issued are of existing types and classes but the exercise of the preemptive right would result in a change in the respective proportions of our capital stock, the preemptive right may only be exercised over the types and classes identical to those already held by the shareholders and may only extend to any other shares in the event that these are insufficient to assure the shareholders the same proportion in our capital stock they had prior to the increase in capital. In the event that there is an issuance of shares of types and classes different from those already existing, each shareholder may exercise their preemptive rights (in proportion to the same number of shares already held) over the shares of all types and classes in the capital increase.
Our by-laws provide that, in accordance with Brazilian corporation law and criteria set forth by our board of directors, preemptive rights may be excluded, or the deadline for exercise may be brought forward, in respect of any issuance of shares, subscription bonuses, debentures or other securities convertible to shares where such issuance is placed (a) via sale on the stock exchange or public subscription, or (b) in exchange for shares in a public offering of control acquisition, in accordance with applicable laws. In addition, Brazilian corporation law provides that granting an option to purchase shares in relation to certain plans is not subject to preemptive rights.
Shareholders’ meetings
Our board of directors is the competent body for calling our shareholders’ meetings. Notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado, the official newspaper of the state where our headquarters are located and another newspaper in general circulation, currently Valor Econômico and Gazeta Mercantil. Our shareholders’ meetings take place in our headquarters, in the city of São Paulo, in the State of São Paulo. Shareholders attending a shareholders’ meeting must produce proof of their status as shareholders and proof that they hold the shares entitling them to vote.
Voting rights
Each common share grants the holder the right to one vote at shareholders’ meetings.
Our preferred shares do not grant their holders general voting rights except, for so long as we are listed on the Level 2 segment of BOVESPA, in relation to the following matters:
•	any direct conversion, consolidation, spin-off or merger of TAM;

•
agreements between us and our controlling shareholder(s), as well as other companies in which our controlling shareholder(s) have an interest, so long as such matters have been approved in a general shareholders’ meeting to the extent required by law or statue;

•	the evaluation of assets in relation to any capital increase;

•
the appointment of any company specializing in evaluating the economic value of our shares in case of a mandatory tender offer launched by us or by our controlling shareholders if we elect to go private or if we elect to cease to follow the requirements of BOVESPA’s Level 2 regulation;

•	any change in our corporate purpose; and

•
any change in, or the revocation of, provisions of our by-laws resulting in any violation of certain requirements of BOVESPA’s Level 2 regulation. See “Item 9. The Offer and Listing — C. Markets — BOVESPA’s Differentiated Corporate Governance Practices.’’

Brazilian corporation law provides that shares with no voting rights or restricted voting rights (which would include our preferred shares) must now carry unrestricted voting rights in the event we should fail to distribute, for three consecutive years, any fixed or minimum dividends granted by these shares until such time as the respective distribution is completed. As a result of the fact that our by-laws do not provide for any fixed or minimum dividend, such unrestricted voting rights do not apply to our preferred shares.
Brazilian corporation law also provides that any change in the rights of preferred shareholders, or any creation of a class of shares with priority over the preferred shares must be approved by the owners of our common shares at a shareholders’ meeting. Any such approval will only become legally effective upon approval by the majority of our preferred shareholders at a special shareholders’ meeting, at which preferred shareholders vote as a special class of shareholder.
Brazilian corporation law grants the right to elect members of our board of directors (and alternates) at general shareholders’ meetings to the holders of (i) preferred shares with no voting rights (or with restricted voting rights) representing at least 10% of the total capital, and (ii) common shares that are not part of the controlling group, representing at least 15% of the total voting capital. In the event that the non-controlling holders of preferred shares or common shares do not represent the respective thresholds set out above, Brazilian corporation law provides that holders of preferred shares and common shares representing at least 10% of our capital may combine their holdings in order to elect a member (and alternate) to our board of directors.
Shareholders have certain rights which may not be altered by provisions of our by-laws or resolutions of shareholders’ meetings. These rights are (i) in the case of common shares only, the right to vote at general shareholders’ meetings, (ii) the right to participate in the distribution of dividends and interest paid on our own capital and to share in our remaining assets in the case of liquidation, (iii) rights to subscribe for shares or securities convertible to shares under certain circumstances, and (iv) withdrawal rights in certain cases. Our by-laws and a resolution of the majority of the shareholders with voting rights have the ability to establish as well as remove certain additional rights.
Registration of Our Shares; Form and Transfer
Our preferred shares are held in registered book-entry form, using the book-entry form services of Banco Itaú S.A., as custodian. Transfer of our preferred shares is carried out by means of an entry in their books, by debiting the share account of the transferor and crediting the share account of the transferee.
Transfer of shares by a foreign investor are made in the same way and executed by the investor’s local agent on the investor’s behalf except that, if the original investment was registered with the Central Bank pursuant to foreign investment regulations, the foreign investor should also seek amendment, if necessary, through its local agent, of the Certificate of Registration to reflect the new ownership.
The São Paulo Stock Exchange operates a central and fungible clearing system through the CBLC. A holder of our preferred shares may choose, at its discretion, to participate in these systems and all shares elected to be put into the systems will be deposited in custody with the relevant stock exchange (through a Brazilian institution that is duly authorized to operate by the Central Bank and maintains a clearing account with the relevant stock exchange). The fact that such shares are subject to custody with the relevant stock exchange will be reflected in our registry of shareholders. Each participating shareholder will, in turn, be registered in our register of beneficial shareholders that is maintained by the relevant stock exchange and will be treated in the same way as registered shareholders.

American Depositary Receipts
JPMorgan Chase Bank, N.A., as depositary has executed and delivered the ADRs representing our preferred shares. Each ADR is a certificate evidencing a specific number of American Depositary Shares, or ADSs. Each ADS represents an ownership interest in one preferred share which we have deposited with the custodian, as agent of the depositary. Each ADS also represents any securities, cash or other property deposited with the depositary but which they have not distributed directly to you. Unless specifically requested by you, all ADSs will be issued on the books of our depositary in book-entry form and periodic statements will be mailed to you which reflect your ownership interest in such ADSs. In our description, references to American depositary receipts or ADRs shall include the statements you will receive which reflects your ownership of ADSs.
The depositary’s office is located at 4 New York Plaza, New York, NY 10004.
You may hold ADSs either directly or indirectly through your broker or other financial institution. If you hold ADSs directly, by having an ADS registered in your name on the books of the depositary, you are an ADR holder. If you hold the ADSs through your broker or financial institution nominee, you must rely on the procedures of such broker or financial institution to assert the rights of an ADR holder. You should consult with your broker or financial institution to find out what those procedures are.
Because the depositary’s nominee will actually be the registered owner of the shares, you must rely on it to exercise the rights of a shareholder on your behalf. The obligations of the depositary and its agents are set out in the deposit agreement. The deposit agreement and the ADSs are governed by New York law.
C. Material Contracts
Our material contracts are directly related to our operating activities, such as contracts relating to aircraft leasing and fuel supply. We do not have material contracts that are not related to our operating activities.
Airbus Purchase Contracts
In 1998, we entered into an agreement with Airbus pursuant to which we agreed to lease 38 Airbus A319-100 and A320-200 aircraft. The last aircraft is scheduled to be delivered pursuant to this agreement in December 2010. In 2005, we entered into an agreement with Airbus pursuant to which we agreed to lease ten Airbus A350-900 aircraft. The A350 aircraft are scheduled to be delivered in 2014. In 2006, we entered into an agreement with Airbus pursuant to which we agreed to lease 15 A319 aircraft, 16 A320 aircraft and six A330 aircraft.
TAY Engine Maintenance Contract
In 2000, we entered into an engine maintenance contract with MTU Motoren-und Turbinen-Union München GmbH, or MTU, pursuant to which MTU agreed to provide certain maintenance, refurbishment, repair and modification services with respect to approximately 105 TAY650-15 aircraft engines. This contract is complemented by a novation and amendment agreement between us and Rolls-Royce Brazil Ltda. pursuant to which Rolls-Royce Brazil Ltda., replaced MTU as contract counterparty. This agreement terminates on June 30, 2015.
V2500 Engine Maintenance Contract
In 2000, we entered into an engine maintenance contract with MTU Maintenance Hanover GmbH, or MTU Hanover, pursuant to which MTU Hanover agreed to provide certain maintenance, refurbishment, repair and modification services with respect to certain V2500-A5 engines. This agreement terminates on June 30, 2014.

PW4168A Engine Maintenance Contract
In 2000, we entered into an engine maintenance contract with United Technologies Inc., Pratt and Whitney Division, or Pratt and Whitney, pursuant to which Pratt and Whitney agreed to perform maintenance, modification and/or overhaul of PW4168A engines, engine modules and the parts and components thereof. This agreement terminates on September 14, 2010.
GE Contract
In 2001, we entered into a general terms agreement with GE Engine Services Distribution, L.L.C., or GE, pursuant to which we have agreed to purchase certain spare engines and support equipment for both the spare engines that we have purchased from GE and certain engines that have already been installed on our operating fleet. We have also agreed to purchase certain product support services from GE. This agreement has no fixed termination date.
Sabre Contract
In October 2003, we entered into a general services agreement with Sabre Travel International Limited, pursuant to which we were granted a license (relating to the provision of maintenance services) for electronic reservation technology and database backup. This agreement terminates in October 2013.
D. Exchange Controls
Investors residing outside Brazil are authorized to purchase equity instruments, including our preferred shares, or as foreign portfolio investments on BOVESPA, provided that they comply with the registration requirements set forth in Resolution No. 2,689 of the National Monetary Council, (or Resolution No. 2,689) and CVM Instruction No. 325; or register their investment as foreign direct investments under Law No. 4,131/62.
With certain limited exceptions, Resolution No. 2,689 investors are permitted to carry out any type of transaction in the Brazilian financial capital market involving a security traded on a stock, future or organized over-the-counter market. Investments and remittances outside Brazil of gains, dividends, profits or other payments under our preferred shares are made through the foreign exchange market.
In order to become a Resolution No. 2,689 investor, an investor residing outside Brazil must:
•	appoint a representative in Brazil with powers to take actions relating to the investment;

•	appoint an authorized custodian in Brazil for the investments, which must be a financial institution duly authorized by the Central Bank and CVM; and

•	through its representative, register itself as a foreign investor with the CVM and the investment with the Central Bank.
Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the counter markets licensed by the CVM.
Foreign direct investors under Law No. 4,131/62 may sell their shares in both private or open market transactions, but these investors will generally be subject to less favorable tax treatment on gains.
A foreign direct investor under Law No. 4,131/62 must:
•	register as a foreign direct investor with the Central Bank;

•	obtain a taxpayer identification number from the Brazilian tax authorities;

•	appoint a tax representative in Brazil; and

•	appoint a representative in Brazil for service of process in respect of suits based on the Brazilian corporation law.
Resolution No. 1,927 of the National Monetary Council, which restated and amended Annex V to Resolution No. 1,289 of the National Monetary Council, provides for the issuance of depositary receipts in foreign markets in respect of shares of Brazilian issuers. We filed an application to have the ADSs approved under Resolution 1,927 by the Central Bank and the CVM, and we received final approval on March 6, 2006.
If a holder of ADSs decides to exchange ADSs for the underlying preferred shares, the holder will be entitled to (i) sell the preferred shares on the BOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our preferred shares, (ii) convert its investment into a foreign portfolio investment under Resolution No. 2,689/00, or (iii) convert its investment into a foreign direct investment under Law No. 4,131/62.
If a holder of ADSs wishes to convert its investment into either a foreign portfolio investment under Resolution No. 2,689/00 or a foreign direct investment under Law No. 4,131/62, it should begin the process of obtaining his own foreign investor registration with the Central Bank or with the CVM as the case may be, in advance of exchanging the ADSs for preferred shares.
The custodian is authorized to update the depositary’s electronic registration to reflect conversions of ADSs into foreign portfolio investments under Resolution No. 2,689/00. If a holder of ADSs elects to convert its ADSs into a foreign direct investment under Law 4,131/62, the conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction.
If a foreign direct investor under Law No. 4,131/62 wishes to deposit its shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. Please refer to “Item 10. Additional Information — E. Taxation — Brazilian Tax Considerations” for a description of the tax consequences to an investor residing outside Brazil of investing in our preferred shares in Brazil.
E. Taxation
The summary below is based upon tax laws of Brazil and the United States as in effect on the date of this annual report, which are subject to change (possibly with retroactive effect).
There is at present no income tax treaty between Brazil and the United States. In recent years, the tax authorities of the two countries held discussions that did not, but may eventually, culminate in such a treaty. No assurance can be given as to whether or when such a treaty might enter into force or how it would effect the United States holders of our preferred shares.
Brazilian Tax Considerations
The following discussion summarizes the material Brazilian tax consequences of the acquisition, ownership and disposition of our preferred shares or ADSs by a holder that is not domiciled in Brazil for purposes of Brazilian taxation and, in the case of preferred shares, which has registered its investment in such securities with the Central Bank as a U.S. dollar investment (in each case, a Non-Brazilian Holder). Pursuant Brazilian law, investors may invest in the preferred shares under Resolution No. 2,689.
Resolution No. 2,689 allows foreign investors to invest in almost all financial assets and to engage in almost all transactions available in the Brazilian financial and capital markets, provided that some requirements are fulfilled.

In accordance with Resolution No. 2,689, the definition of foreign investor includes individuals, legal entities, mutual funds and other collective investment entities, domiciled or headquartered abroad.
Pursuant to Resolution No. 2,689, foreign investors must: (a) appoint at least one representative in Brazil with powers to perform actions relating to the foreign investment; (b) complete the appropriate foreign investor registration form; (c) register as a foreign investor with the Brazilian securities commission; and (d) register the foreign investment with the Central Bank.
Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading is restricted to transactions carried out in the stock exchanges or organized over-the-counter markets licensed by the CVM, except for transfers resulting from a corporate reorganization, occurring upon the death of an investor by operation of law or will or as a consequence of the delisting of the relevant shares from a stock exchange and the cancellation of the registration with the CVM.
Taxation of Dividends
Dividends, including dividends in kind, paid by us to the depositary in respect of the preferred shares underlying the ADSs or to a Non-Brazilian Holder in respect of preferred shares generally will not be subject to Brazilian income withholding tax provided that they are paid out of profits generated as of or after January 1, 1996. Dividends relating to profits generated prior to December 31, 1995 are subject to a Brazilian withholding tax of 15% to 25% according to the tax legislation applicable to each corresponding year.
Taxation of Gains
Gains realized outside Brazil by a Non-Brazilian Holder on the disposition of ADSs to another Non-Brazilian Holder are not currently subject to Brazilian tax. However, according to Law No. 10,833, enacted on December 29, 2003, or Law No. 10,833, the disposition of assets located in Brazil by a Non-Brazilian Holder, whether to other Non-Brazilian Holders or Brazilian holders, may become subject to taxation in Brazil. Although we believe that the ADSs do not fall within the definition of assets located in Brazil for purposes of Law No. 10,833, considering the general and unclear scope of such provisions and the lack of a judicial court ruling in respect thereto, we are unable to predict whether such understanding will ultimately prevail in the courts of Brazil.
For purposes of Brazilian taxation, there are two types of Non-Brazilian Holders of preferred shares or ADSs: (a) Non-Brazilian Holders that are not resident or domiciled in a tax haven jurisdiction (i.e., a country or location that does not impose income tax or where the maximum income tax rate is lower than 20% or where the internal legislation imposes restrictions to disclosure of shareholding composition or the ownership of the investment), and that, in the case of holders of preferred shares, are registered before the Central Bank and the CVM to invest in Brazil in accordance with Resolution No. 2,689; and (b) other Non-Brazilian Holders, which include any and all non-residents of Brazil who invest in equity securities of Brazilian companies through any other means and all types of investors that are located in tax haven jurisdiction. The investors mentioned in item (a) above are subject to a favorable tax regime in Brazil, as described below.
The deposit of preferred shares in exchange for ADSs may be subject to Brazilian tax on capital gains at the rate of 15%, if the amount previously registered with the Central Bank as a foreign investment in the preferred shares is lower than (a) the average price per preferred share on a Brazilian stock exchange on which the greatest number of such shares were sold on the day of deposit; or (b) if no preferred shares were sold on that day, the average price on the Brazilian stock exchange on which the greatest number of preferred shares were sold in the 15 trading sessions immediately preceding such deposit. In such case, the difference between the amount previously registered and the average price of the preferred shares calculated as above will be considered to be a capital gain. Such taxation is not applicable in case of investors registered under Resolution No. 2,689 which are not located in a tax haven jurisdiction, which are currently tax exempt from income tax in such transaction.

The withdrawal of ADSs in exchange for preferred shares is not subject to Brazilian tax. Upon receipt of the underlying preferred shares, a Non-Brazilian Holder registered under Resolution No. 2,689 will be entitled to register the U.S. dollar value of such shares with the Central Bank as described below.
As a general rule, Non-Brazilian Holders registered under Resolution No. 2,689 that are not located in a tax haven jurisdiction are subject to income tax at a rate of 15% on gains realized on sales or exchanges of preferred shares outside a Brazilian stock exchange. With reference to proceeds of a redemption or of a liquidating distribution with respect to the preferred shares, the difference between the amount effectively received by the shareholder and the amount of foreign currency registered with the Central Bank, translated into reais at the commercial market rate on the date of the redemption or liquidating distribution, will be also subject to income tax at a rate of 15% once such transactions are treated as a sale or exchange not carried out on Brazilian stock exchange. In both cases, if the Non-Brazilian Holders are located in tax haven jurisdictions, the applicable rate is 25%. Gains realized arising from transactions on a Brazilian stock exchange by an investor registered under Resolution No. 2,689 that is not located in a tax haven jurisdiction are exempt from Brazilian income tax. This preferential treatment under Resolution No. 2,689 does not apply to Non-Brazilian Holders of the preferred shares or ADSs that are resident in a tax haven jurisdiction, in which case, gains realized on transactions performed by such holder on the Brazilian stock exchange are subject to the same tax rate that is applicable to a Brazilian resident. Pursuant to Law No. 11,033 of December 21, 2004, the rate applicable to Brazilian residents in transaction entered as of January 1, 2005 was established at 15%, being also subject to a withholding tax of 0.005% (to be offset against tax due on eventual capital gains).
Therefore, Non-Brazilian Holders are subject to income tax at a rate of 15% on gains realized on sales or exchanges in Brazil of preferred shares that occur on a Brazilian stock exchange, unless such saleis made by a Non-Brazilian Holder that is not resident in a tax haven jurisdiction, and (a) such a sale is made within five business days of the withdrawal of such preferred shares in exchange for ADSs and the proceeds of such sale are remitted abroad within such five-day period, or (b) such a sale is made under Resolution No. 2,689 by Non-Brazilian Holders that register with the CVM. In these two cases the transaction will be tax exempt.
The “gain realized” as a result of a transaction on a Brazilian stock exchange is the difference between the amount in Brazilian currency realized on the sale or exchange of the shares and their acquisition cost, without any correction for innovation. The “gain realized” as a result of a transaction that occurs other than on a Brazilian stock exchange, with shares that are registered under a certificate of registration of investment (other than under Resolution No. 2,689), will be calculated based on the foreign currency amount registered with the Central Bank which will be translated into reais at the commercial market rate of the date of such sale or exchange. There can be no assurance that the current preferential treatment for holders of ADSs and Non-Brazilian Holders of preferred shares under Resolution No. 2,689 will continue or will not be changed in the future. Reductions in the tax rate provided for by Brazil’s tax treaties do not apply to tax on gains realized on sales or exchanges of preferred shares.
Any exercise of preemptive rights relating to the preferred shares or ADSs will not be subject to Brazilian taxation. Any gain on the sale or assignment of preemptive rights relating to preferred shares by the depositary on behalf of holders of ADSs will be subject to Brazilian income taxation according to the same rules applicable to the sale or disposition of preferred shares.
Distributions of Interest Attributable to Shareholders’ Equity.
In accordance with Law No. 9,249, dated December 26, 1995, as amended Brazilian corporations may make payments to shareholders characterized as distributions of interest on the company’s shareholders’ equity. Such interest is calculated by reference to the TJLP as determined by the Central Bank from time to time and cannot exceed the greater of:
•
50% of net income (after social contribution on profits and before taking such distribution and any deductions for corporate income tax into account) for the period in respect of which the payment is made; or

•	50% of the sum of retained profits and profits reserves.

Distributions of interest on shareholders’ equity in respect of the preferred shares paid to shareholders who are either Brazilian residents or non-Brazilian residents, including holders of ADSs, are subject to Brazilian income withholding tax at the rate of 15%, or 25% in case of shareholders domiciled in a tax haven jurisdiction. The distribution of interest on shareholders’ equity may be determined by our board of directors. We cannot assure you that our board of directors will not determine that future distributions of profits may be made by means of interest on shareholders’ equity instead of by means of dividends.
The amounts paid as distribution of interest on shareholders’ equity are deductible for corporation income tax and social contribution on profit, both of which are taxes levied on our profits, as far as the limits and rules described above are observed by us.
Other Relevant Brazilian Taxes
There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of preferred shares or ADSs. Pursuant to Decree 4,494 of December 3, 2002, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment in the preferred shares and ADSs and those made under Resolution No. 2,689, is potentially subject to an exchange transactions tax (Imposto Sobre Operãçoes Financeiras – IOF/Câmbio), although at present the rate of such tax is generally zero percent. Under Law No. 8,894 of June 21, 1994, or Law No. 8,894, such IOF tax rate may be increased at any time to a maximum of 25%, but any such increase will only be applicable to transactions occurring after such increase becomes effective.
Law No. 8,894 creates the Tax on Bonds and Securities Transactions (IOF/Títulos), which may be imposed on any transactions involving bonds and securities effected in Brazil, even if there transactions are performed on a Brazilian stock exchange. As a general rule, the rate of this tax is currently zero but the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.
Financial transfers are taxed by the Contribuição Provisória sobre Movimentação Financeira, or CPMF, at a rate of 0.38%. The CPMF is levied upon the remittance of proceeds on the amount converted in reais of the transaction and is required to be withheld by the financial institution that carries out the transaction. Currently, the funds transferred from a bank account to acquire shares on the Brazilian stock exchange are exempt from CPMF. In addition, Provisional Measure 281 of February 15, 2006 provides that the CPMF rate assessable on an acquisition of shares in a non-organized over the counter transaction is to be reduced to zero (provided that such acquisition relates to a public offering of shares made by a publicly-traded company). Provisional Measure 281 is currently in effect but remains subject to ratification by the Brazilian National Congress. The funds transferred abroad resulting from the disposal of these shares on the Brazilian Stock Exchange are also exempt from CPMF.
United States
The following summary describes the material U.S. federal income tax consequences of the ownership and disposition of our ADSs or preferred shares as of the date hereof. Except where noted, this discussion deals only with U.S. Holders (as defined below) that hold our ADSs or preferred shares as capital assets for U.S. federal income tax purposes (generally, property held for investment). This summary does not represent a detailed description of the U.S. federal income tax consequences applicable to you if you are subject to special treatment under the U.S. federal income tax laws, including if you are:
•	a financial institution;

•	a dealer or trader in securities or currencies;

•	a regulated investment company;

•	a real estate investment trust;

•	an insurance company;

•	a tax-exempt organization;

•	a person holding our ADSs or preferred shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

•	a person liable for alternative minimum tax;

•	a person who actually or by attribution owns 10% or more of our voting stock;

•	a partnership or other pass-through entity for U.S. federal income tax purposes; or

•	a person whose “functional currency” is not the U.S. dollar.
The discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (which we refer to as the Code), and regulations, rulings and judicial decisions thereunder as of the date hereof, and such authorities may be repealed, revoked or modified so as to result in U.S. federal income tax consequences different from those discussed below. If you are considering the purchase, ownership or disposition of our ADSs or preferred shares, you should consult your own tax advisors concerning the U.S. federal income tax consequences to you in light of your particular situation as well as any consequences arising under the laws of any other taxing jurisdiction.
As used herein, “U.S. Holder” means a holder of our ADSs or that is for U.S. federal income tax purposes:
•	a citizen or resident alien of the United States;

•	a corporation created or organized in or under the laws of the United States or any political subdivision thereof;

•	an estate the income of which is subject to U.S. federal income taxation regardless of its source; or

•
a trust which is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a U.S. person).

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds our ADSs or preferred shares, the tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our ADSs or preferred shares, you should consult your tax advisors.
In general, for U.S. federal income tax purposes, U.S. Holders of the ADSs will be treated as the beneficial owners of the underlying preferred shares that are represented by such ADSs. Accordingly, deposits or withdrawals of preferred shares by U.S. Holders for the ADSs will not be subject to the U.S. federal income tax. This summary is based, in part, upon representations made by the depositary to us and assumes that the deposit agreements, and all other related agreements, will be performed in accordance with their terms.
The U.S. Treasury has expressed concerns that parties involved in transactions where depositary shares are pre-released may be taking actions that are inconsistent with the claiming of foreign tax credits for U.S. holders of ADSs. Accordingly, the analysis of the creditability of Brazilian taxes and the availability of the reduced dividend rate discussed below could be affected by future actions that may be taken by the U.S. Treasury.

Taxation of dividends
Subject to the discussion under “— Passive foreign investment company rules” below, distributions on our ADSs or preferred shares, including distributions paid in the form of payments of interest on capital for Brazilian tax purposes, before reduction for any Brazilian income tax withheld by us, will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Such dividends, including any withheld taxes, will be includable as ordinary income on the day received by the depository. Such dividends will not be eligible for the dividends received deduction allowed to corporations. Under current law, dividends received before January 1, 2011 by non-corporate U.S. investors on shares of certain foreign corporations will be subject to U.S. federal income tax at a maximum rate of 15% if certain conditions are met. A U.S. Holder will be eligible for this reduced rate only if it has held the ADSs or preferred shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. A U.S. Holder will not be able to claim the reduced rate for any year in which the company is treated as a PFIC. See “— Passive foreign investment company rules” below.
Based on existing guidance, it is not entirely clear whether dividends received with respect to the preferred shares will be treated as qualified dividends because the preferred shares are not themselves listed on a U.S. exchange. In addition, the U.S. Treasury has announced its intention to promulgate rules pursuant to which holders of ADSs and intermediaries through whom such securities are held will be permitted to rely on certifications from issuers to establish that dividends are treated as qualified dividends. Because such procedures have not yet been issued, it is not clear whether the company will be able to comply with them. Holders of ADSs should consult their own tax advisers regarding the availability of the reduced dividend tax rate in the light of their own particular circumstances.
The amount of any dividend paid in reais will equal the U.S. dollar value of the reais received calculated by reference to the exchange rate in effect on the date the dividend is actually or constructively received by the depositary, regardless of whether the reais are converted into U.S. dollars at that time. A U.S. holder should not recognize any foreign currency gain or loss in respect of such distribution if the reais is converted into U.S. dollars on the date received. If any reais received are not converted into U.S. dollars on the date of receipt, you will have a tax basis in the reais equal to their U.S. dollar value on the date of receipt. Any gain or loss realized on a subsequent conversion or other disposition of the reais will be treated as U.S. source ordinary income or loss.
Subject to generally applicable limitations and restrictions, Brazilian withholding taxes on dividends may be treated as foreign taxes eligible for credit against your U.S. federal income tax liability. In the event that you do not elect to claim a credit for foreign taxes, you may instead claim a deduction in respect of such Brazilian taxes. For purposes of calculating the foreign tax credit, dividends paid on our ADSs or preferred shares will be treated as income from sources outside the United States. The limitation on foreign taxes eligible for credit is calculated separately for specific categories of income. The rules governing the foreign tax credit are complex. You are urged to consult your tax advisors regarding the availability of the foreign tax credit under your particular circumstances.
Taxation of capital gains
Subject to the discussion under “— Passive foreign investment company rules” below, you will recognize capital gain or loss for U.S. federal income tax purposes on any sale, exchange or redemption of our ADSs or preferred shares in an amount equal to the difference between the amount realized for the ADSs or preferred shares and your tax basis in the ADSs or preferred shares. This gain or loss will be long-term capital gain or loss if you held the ADSs or preferred shares for more than one year at such time. The deductibility of capital losses is subject to limitations. Any gain or loss recognized by you will generally be treated as U.S. source gain or loss. Consequently, you may not be able to use the foreign tax credit arising from any Brazilian tax imposed on the disposition of our ADSs or preferred shares unless such credit can be applied (subject to applicable limitations) against tax due on other income treated as derived from foreign sources in the appropriate income category. Alternatively, you may take a deduction for the Brazilian tax.
If Brazilian tax is withheld on the sale or disposition of our ADSs or preferred shares, your amount realized will include the gross amount of the proceeds of such sale or disposition before deduction of Brazilian tax.

Passive foreign investment company rules
Based on the information available, including our current market capitalization, we do not expect to be considered a passive foreign investment company for U.S. federal income tax purposes. Passive foreign investment company status depends on a foreign company not earning more than a permitted amount of gross income that is considered “passive income” (such as interest, dividends and certain rents and royalties) and not holding more than a permitted percentage of assets, determined by value, that produce or are held to produce passive income. These tests depend on our income and the fair market value of our assets from time to time, which include a significant number of passive assets. Accordingly, there can be no assurance that we will not be considered a passive foreign investment company for any taxable year due, among other factors, to a decline in our market capitalization. If you are a taxable U.S. Holder and we are treated as a passive foreign investment company for any taxable year during which you own preferred shares or ADSs, you could be subject to materially adverse consequences including the imposition of significantly greater amounts of U.S. tax liability on disposition gains and certain distributions as well as additional tax form filing requirements.
Other Brazilian taxes
You should note that any Brazilian IOF/Exchange Tax, IOF/Bonds Tax or CPMF Tax (as discussed above under “— Brazilian Tax Considerations” above) may not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.
Information reporting and backup withholding
Information returns may be filed with the Internal Revenue Service in connection with distributions on our ADSs or preferred shares and the proceeds from their sale, exchange or redemption unless you establish that you are exempt from the information reporting rules, for example because you are a corporation. If you do not establish this, you may be subject to backup withholding on these payments if you fail to provide your taxpayer identification number or comply with certain certification procedures. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.
F. Dividends and Paying Agents
Not applicable.
G. Statement by Experts
Not applicable.
H. Documents on Display
We are subject to the informational requirements of the U.S. Securities Exchange Act of 1934, which is also known as the Exchange Act. Accordingly, we are required to file and/or furnish reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. You may inspect and copy reports and other information to be filed with the SEC at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington D.C. 20549. Copies of the materials may be obtained from the Public Reference Room of the SEC at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the SEC’s Public Reference Room by calling the SEC in the United States at 1-800-SEC-0330. In addition, the SEC maintains an internet website at http://www.sec.gov, from which you can electronically access these materials. In addition, such reports, proxy statements and other information concerning us can be inspected at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our equity securities are listed.

As a foreign private issuer, we are not subject to the same disclosure requirements as a domestic U.S. registrant under the Exchange Act. For example, we are not required to prepare and issue quarterly reports. However, we furnish our shareholders with annual reports containing financial statements audited by our independent registered public accounting firm and make available to our shareholders quarterly reports containing unaudited financial data for the first three quarters of each fiscal year. We file annual reports on Form 20-F within the time period required by the SEC, which is currently six months from December 31, the end of our fiscal year.
We will send the depositary a copy of all notices that we give relating to meetings of our shareholder or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copied of materials for that purpose.
We also file financial statements and other periodic reports with the CVM located at Rua de Setembro, 111, Rio de Janeiro, RJ 20159-900, Brazil.
I. Subsidiary Information
Not applicable.
ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to market risks from our normal commercial activities. These market risks principally relate to changes in interest rates, exchange rates or oil prices. Any such changes may adversely affect the value of our financial assets and liabilities or our future cash flow and income. Market risk is the possible loss derived from variations in market prices. We have entered into derivative contracts and other financial instruments for the purpose of hedging against variations in these factors. We have also implemented policies and procedures in order to evaluate such risks and approve and monitor our derivative transactions, including a policy which stipulates that we will only enter into derivative transactions with counterparties who have a high credit rating. The counterparties to our derivative transactions are major financial institutions. We do not have significant exposure to any single counterparty in relation to derivative transactions.
Interest rate risk
We are exposed to the risk of interest rate variations, principally in relation to the TJLP and the DI rate (in respect of loans denominated in reais) and LIBOR (in respect of operating leases denominated in U.S. dollars). 2004, 2005 and 2006 were marked by an increase in the accessibility to international capital for Brazilian institutions and by inflation being kept under control. Although the Central Bank increased the annual short-term interest rate (adjusted in relation to the SELIC index) from 16.3% at December 31, 2004 to 18.0% at December 31, 2005, it lowered the rate at December 31, 2006 to 13.25%. In addition, in 2004, 2005 and 2006 (i) the DI rate increased from 17.46% at December 31, 2004 to 19.08% at December 31, 2005 and decreased to 15.23% at December 31, 2006, and (ii) the TJLP remained at 9.75% at December 31, 2004 and 2005 and decreased to 6.85% at December 31, 2006.
In the event that hypothetically the average interest rate in 2007 were 10% higher than the actual average interest rate in 2006, based on our debt, lease payment obligations and available cash at December 31, 2006, our financial income would increase by approximately R$115 million and our financial expenses would increase by approximately R$23.4 million, generating a positive net effect of R$11.7 million. For purpose of this calculation, we used the balance of our indebtedness and lease payments at December 31, 2006, as well as cash and financial investments on December 31, 2006.

Exchange rate risk
Our operating leases contracts are mainly denominated in U.S. dollars and, accordingly, exposed to risks of variations in real/U.S. dollar exchange rate. In addition, a significant part of our operating costs and expenses (such as aircraft and engine maintenance services, aircraft leases, insurance and fuel payments) are incurred in dollars. The revenue generated by international flights generates accounts that are denominated in U.S. dollars but do not cover all of our U.S. dollar liabilities. Accordingly, we have entered into derivative contracts in order to partially offset our risk to any depreciation of the real against the U.S. dollar. In 2006, we recorded losses of R$111 million in respect of these contracts.
Decisions relating to contracting financial instruments are made on a case-by-case basis, taking into account the amount and length of exposure, market volatility and economic trends. These instruments are intended to reduce the impact of any depreciation of the real against the U.S. dollar. We have a policy of hedging ourselves from depreciation of the real against the U.S. dollar by entering into derivative transactions covering approximately 30% to 80% of the cash flow exposure for a period of 24 months.
As a measure of our risk exposure in relation to variations in exchange rates, in the event that the real had depreciated by R$0.10 against the U.S. dollar in 2006, our total costs indexed to the U.S. dollar in 2006, including fuel costs, would have been adversely affected by approximately R$150 million, gross of the hedge strategy.
Risks relating to variations in the price of oil
Our results of operation are affected by changes in the price of oil. We have entered into derivative transactions in order to hedge ourselves against this risk. Our policy is to enter into derivative transactions covering a minimum of 30% and a maximum of 80% of our projected fuel consumption for up to a rolling 24 month period. At December 31, 2006, we had outstanding derivatives contracts relating to the price of oil in respect of approximately 1.1 million barrels of oil. In 2006, we recorded losses of R$12 million in respect of these contracts.
Based on projections for the consumption of fuel in 2007, a hypothetical 10% increase in the price of a liter of fuel in 2007 would lead to an increase of approximately R$213.0 million in relation to our fuel costs (not taking our derivative transactions into account).
ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
None.
ITEM 15. CONTROLS AND PROCEDURES
Disclosure Controls and Procedures
We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the year ended December 31, 2006. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2006, and that the information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.
Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm
Our management’s annual report on internal control over financial reporting is included in this annual report on page F-2 and the opinion thereon by our independent registered public accounting firm is included in the report of PricewaterhouseCoopers Auditores Independentes that is included in this annual report on page F-3.
Changes in Internal Control over Financial Reporting
There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2006 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.
ITEM 15T. CONTROLS AND PROCEDURES
Not applicable.
ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT
Our board of directors has determined that Adalberto de Moraes Schettert, a member of our audit committee, is an “audit committee financial expert” as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6. Directors, Senior Management and Employees — C. Board Practices — Audit Committee.”
ITEM 16B. CODE OF ETHICS
Our board of directors has adopted a Code of Ethics applicable to our directors, officers and employees, including our principal executive officer and principal financial officer. The Code of Ethics can be found at www.tam.com.br under the heading “Investor Relations”. Information found at this website is not incorporated by reference into this document.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES
The following table sets forth by category of service the total fees for services provided by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2006 and 2005.

	2006	2005
	(R$ millions)
Audit Fees	4.1	2.1
Audit-Related Fees	2.3	1.0
Tax Fees	—	—
All Other Fees	—	—

Total	6.4	3.1
Audit Fees
Audit fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements, interim reviews of our quarterly financial information, the issuance of comfort letters, procedures related to the audit of income tax provisions in connection with the audit and the review of our financial statements.
Audit-Related Fees
Audit-related fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for internal control reviews.
Tax Fees
No tax fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2006 and 2005.
All Other Fees
No other fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2006 and 2005.
Pre-Approval Policies and Procedures
Our audit committee approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers Auditores Independentes. Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. Our management periodically reports to our audit committee the nature and scope of audit and non-audit services rendered by our independent auditors. In 2006 and 2005, none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.
ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES
None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
None.

PART III
ITEM 17. FINANCIAL STATEMENTS
See “Item 18. Financial Statements”.
ITEM 18. FINANCIAL STATEMENTS
See our consolidated financial statements beginning on page F-1.

ITEM 19. EXHIBITS

1.1	By-laws of the Registrant (English translation), incorporated herein by reference from our fourth pre-effective amendment to our Registration Statement on Form F-1, filed February 17, 2006, File No. 333-131938.

2.1	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and the Holders from time to time of American Depositary Shares issued there under, including the form of American Depositary Receipts, incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.1	A320 Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industrie GIE) and TAM Linhas Aéreas S.A. (formerly known as TAM Transportes Aéreas Meridionais S/A and as successor in interest in TAM-Transportes Aéreas Regionais S.A.), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.2	A350 Family Purchase Agreement, dated December 20, 2005, between Airbus S.A.S. and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.3	Tay Engine Maintenance Agreement, dated September 14, 2000, between TAM Linhas Aéreas S.A. and MTU Motoren-und Turbinen-Union Muchen GmbH, incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.4	V2500 Maintenance Agreement, dated September 14, 2000, between TAM Transportes Aéreos Regionais S.A. (incorporated by TAM Linhas Aéreas S.A.) and MTU Maintenance Hannover GmbH (MTU), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.5	PW4168A Maintenance Service Agreement, dated September 14, 2000, between TAM Linhas Aéreas S.A. and United Technologies International, Inc., Pratt & Whitney Division, incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.6	Novation and Amendment Agreement, dated November 8, 2001, between Rolls-Royce, MTU Aero Engines GmbH and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.7	General Terms Agreement N° GE-00-0059, dated May 2001, among General Electric Company. GE Engine Services Distribution LLC and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.8	General Services Agreement, dated October 3, 2003, between Sabre Travel Information Limited and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

8.1	List of subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Section 1350 Certification of Chief Executive Officer.

13.2	Section 1350 Certification of Chief Financial Officer.

SIGNATURES
The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.
TAM S.A.

By:	/s/ Marco Antonio Bologna
Name:	Marco Antonio Bologna
Title:	Chief Executive Officer

Date:	June 1, 2007

TAM S.A. AND ITS SUBSIDIARIES
CONSOLIDATED FINANCIAL STATEMENTS
AT DECEMBER 31, 2006 AND 2005

Management’s Report on Internal Control over Financial Reporting
The management of TAM S.A. (“TAM” or the “Company”), including the CFO and CEO, is responsible for establishing and maintaining adequate internal control over financial reporting.
The Company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.
TAM’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 based on the criteria established in Internal Control - “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, TAM’s management has concluded that, as of December 31, 2006, the Company’s internal control over financial reporting is effective.
Management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2006 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.
By: /s/ MARCO ANTÔNIO BOLOGNA
Chief Executive Officer
/s/ LÍBANO MIRANDA BARROSO
Chief Financial Officer
April 19, 2007

Report of Independent Registered Public Accounting Firm
To the Board of Directors and Stockholders of TAM S.A.
We have completed an integrated audit of TAM S.A.’s 2006 consolidated financial statements and of its internal control over financial reporting as of December 31, 2006 and audits of its 2005 and 2004 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.
Consolidated financial statements
In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in stockholders’ equity, of changes in financial position and of cash flows present fairly, in all material respects, the financial position of TAM S.A. and its subsidiaries (“the Company”) at December 31, 2006 and 2005, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2006 in conformity with accounting practices adopted in Brazil. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 31 to the consolidated financial statements.

TAM S.A.
Internal control over financial reporting
Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2006 based on criteria established in Internal Control—on Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria. Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2006, based on criteria established in Internal Control—Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.
A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.
Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.
/s/ PricewaterhouseCoopers
Auditores Independentes
São Paulo, Brazil
April 19, 2007

TAM S.A. and Subsidiaries
Consolidated Balance Sheets
at December 31
In thousands of reais

Assets	Note	2006	2005
Current
Cash and banks		122,458	92,935
Financial investments	5	2,330,520	902,517
Customer accounts receivable	6	780,972	763,165
Inventories	7	113,875	104,565
Taxes recoverable		67,345	43,035
Advances to aircraft manufacturers	8	221,793	100,995
Deferred income tax and social contribution	19	33,050	23,782
Prepaid expenses		119,940	129,479
Other		72,765	21,758

		3,862,718	2,182,231

Non-current
Long-term assets
Deposits in guarantee	9	144,444	118,660
Deferred income tax and social contribution	19	109,277	166,236
Judicial deposits	17	55,577	55,877
Advances to aircraft manufacturers	8	130,915
Advances for aircraft maintenance		46,596
Other		26,346	12,466

		513,155	353,239

Permanent assets
Other investments		70	70
Property, plant and equipment	11	791,685	768,606
Deferred charges		717	6,662

		792,472	775,338

		1,305,627	1,128,577

Total assets		5,168,345	3,310,808

TAM S.A. and Subsidiaries

Consolidated Balance Sheets
at December 31
In thousands of reais	(continued)

Liabilities and stockholders’ equity	Note	2006	2005
Current liabilities
Suppliers		346,817	282,048
Short-term debt including current portion of long-term debt	12	221,908	118,448
Financial lease and operating lease liabilities	13	69,108	62,049
Debentures	18	60,588	26,109
Salaries and payroll charges		194,128	134,048
Advance ticket sales	16	759,210	557,647
Taxes and tariffs payable		63,783	35,156
Income tax and social contribution payable		1,993	27,073
Interest on own capital and dividends payable	20	137,629	29,405
Other		174,125	121,146

		2,029,289	1,393,129

Non-current
Long-term liabilities
Long-term debt	12	230,864	151,405
Financial lease and operating lease liabilities	13	92,954	155,703
Debentures	18	508,076	33,244
Deferred income tax and social contribution	19	56,306	63,287
Provision for contingent liabilities and tax obligations under judicial dispute	17	722,761	654,101
Return of Fokker 100 fleet	15	62,806	85,004
Other		2,060	1,906

		1,675,827	1,144,650

Deferred income		11,099	11,099

Minority interest		2,744	1,843

Stockholders’ equity
Capital (representing 59,791,955 common shares and 90,771,386 preferred shares at December 31, 2006 and 59,816,248 common shares and 84,243,214 preferred shares at December 31, 2005)	20	675,000	153,909
Capital reserve	20	102,855	350,782
Revaluation reserve	20	147,874	161,196
Retained earnings	20	523,657	94,200

		1,449,386	760,087

Total liabilities and stockholders’ equity		5,168,345	3,310,808

The accompanying notes are an integral part of the consolidated financial statements.

TAM S.A. and Subsidiaries
Consolidated Statement of Operations
Years ended December 31
In thousands of reais, except amounts per thousand shares

	Note	2006	2005	2004
Revenue
Air transportation revenues
Domestic	21	5,161,935	4,192,698	3,233,300
International	21	1,537,461	1,033,556	893,140
Cargo	21	486,493	407,146	318,953
Other operating revenues	21	514,202	276,735	298,888

		7,700,091	5,910,135	4,744,281
Taxes and deductions		(355,441)	(261,370)	(223,910)

Net operating revenues		7,344,650	5,648,765	4,520,371
Cost of services rendered	22	(4,730,669)	(3,796,886)	(3,010,070)

Gross profit		2,613,981	1,851,879	1,510,301

Operating income (expenses)
Selling	22	(1,186,276)	(1,078,181)	(890,957)
General and administrative	22	(410,360)	(324,699)	(310,627)
Executive management fees	22	(20,764)	(22,088)	(13,998)
Financial expenses	23	(282,418)	(192,947)	(112,857)
Financial income	23	254,178	100,386	30,282
Other operating expenses, net	24	(126,199)	(30,806)	(14,610)

		(1,771,839)	(1,548,335)	(1,312,767)

Operating income		842,142	303,544	197,534

Non-operating income (expense), net		11,356	(8,046)	300,126

Income before income tax and social contribution		853,498	295,498	497,660

Income tax and social contribution
Current	19	(269,642)	(153,636)	(81,292)
Deferred	19	(26,892)	45,159	(74,673)

Income before minority interest		556,964	187,021	341,695

Minority interest		(1,010)	353	(563)

Net income for the year		555,954	187,374	341,132

Number of share at the end of the year (in thousand)	20	150,563	144,059	61,635

Net income per thousand shares at the end of the year (considering the retroactive effects of share split for 2004 described in Note 20(a))		3.69	1.30	5.56

The accompanying notes are an integral part of the consolidated financial statements.

TAM S.A. and Subsidiaries
Statement of Changes in Stockholders’ Equity
Years ended December 31
In thousands of reais

						Retained
		Capital	Revaluation			Earnings
	Capital	reserve	Reserve	Revenue Reserves		(Deficit)	Total
				Legal	Retention
				Reserve	of Profits
At December 31, 2003	120,749		337,514			(416,337)	41,926

Reversal of tax effects on revaluation			7,046				7,046
Reversal of revaluation reserve upon change in type of aircraft engines			(4,023)				(4,023)
Reversal of revaluation reserve upon change in type of aircrafts lease			(226,560)				(226,560)
Realization of revaluation reserve, net			(7,584)			7,584
Revaluation, net of tax effects			31,276				31,276
Net income for the year						341,132	341,132

At December 31, 2004	120,749		137,669			(67,621)	190,797

Reversal of deferred income tax			1,163				1,163
Capital increase (Note 20 (a))	33,160						33,160
Premium on subscription of shares		350,782					350,762
Reversal of revaluation reserve upon disposal of aircraft engines			(1,405)				(1,405)
Realization of revaluation reserve, net Note 20 (c))			(3,852)			3,852
Revaluation, net of tax effects (Note 20 (c))			27,621				27,621
Net income for the year						187,374	187,374
Appropriation of net income: (Note 20 (d))
Legal reserve				5,988		(5,988)
Dividends proposed (R$0.20414391 per share)						(29,405)	(29,405)
Retention of profits (unappropriated retained earnings)					88,212	(88,212)

At December 31, 2005	153,909	350,782	161,196	5,988	88,212		760,087

Capital increase (Note 20 (a))	34,316						34,316
Premium on subscription of shares		238,848					238,848
Effect of change in accounting practice for maintenance (Note 20(g))			(10,194)			15,445	5,251
Capital increase	486,775	(486,775)
Loyalty program						(8,919)	(8,919)
Realization of revaluation reserve, net (Note 20 (c))			(4,246)			4,246
Reversal of revaluation reserve upon disposal of aircraft engines/aircrafts			(5,613)				(5,613)
Revaluation, net of tax effects (Note 20 (c))			6,731				6,731
Net income for the year						555,954	555,954
Appropriation of net income: (Note 20 (d)):
Legal reserve				27,798		(27,798)
Interest on own capital (R$0.11231965 per share)						(16,911)	(16,911)
Dividends proposed (R$0.7993215 per share)						(120,358)	(120,358)
Retention of profits					401,659	(401,659)

At December 31, 2006	675,000	102,855	147,874	33,786	489,871		1,449,386

The accompanying notes are an integral part of the consolidated financial statements.

TAM S.A. and Subsidiaries
Statement of Changes in Financial Position
Years ended December 31
In thousands of reais

	Note	2006	2005	2004
Financial resources were generated by

Operations
Net income for the year		555,954	187,374	341,132
Expenses (income) not affecting working capital
Amortization of goodwill	24	717	1,341	2,291
Depreciation and amortization		101,855	85,353	91,426
Residual value of long lived assets disposals		17,512	7,920	577,443
Finance leases modified to operating leases				(833,523)
Deferred income tax and social contribution	19	22,381	(40,675)	96,792
Provision for contingencies and tax obligations under judicial dispute		68,660	204,588	87,648
Indexation charges on long-term receivables and liabilities		(14,811)	(16,745)	13,608
Minority interest		1,010	(353)	563

Adjusted income for the year		753,278	428,803	377,380

Stockholders
Capital increase	20	34,316	33,160
Premium on subscription of shares	20	238,848	350,782

		273,164	383,942

Third parties
Transfer from long-term to current assets		32,775	19,431
Increase in long-term liabilities		659,376	144,538	29,870

		692,151	163,969	29,870

Total funds generated		1,718,593	976,714	407,250

TAM S.A. and Subsidiaries

Consolidated Statement of Changes in Financial Position
Years ended December 31
In thousands of reais	continued

	Note	2006	2005	2004
Financial resources were used for
Increase in long-term assets		223,661	15,768	9,272
Property, plant and equipment		136,136	109,543	122,285
Transfer from long-term to current liabilities		168,281	95,219	21,438
Prior year adjustment	20	8,919
Interest on own capital and dividends payable	20	137,269	29,405

Total funds used		674,266	249,935	152,995

Increase in working capital		1,044,327	726,779	254,255

Changes in working capital

Current assets
At end year		3,862,718	2,182,231	1,143,990
At beginning of year		(2,182,231)	(1,143,990)	(774,411)

		1,680,487	1,038,241	369,579

Current liabilities
At end year		2,029,289	1,393,129	1,081,667
At beginning of year		(1,393,129)	(1,081,667)	(966,343)

		636,160	311,462	115,324

Increase in working capital		1,044,327	726,779	254,255

The accompanying notes are an integral part of the consolidated financial statements.

TAM S.A. and Subsidiaries
Consolidated Statement of Cash Flow
Years ended December 31
In thousands of reais

	2006	2005	2004
Cash flows from operating activities

Net income for the year	555,954	187,374	341,132

Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	101,855	85,353	91,426
Amortization of goodwill	717	1,341	2,291
Deferred income tax and social contribution	26,892	(45,159)	74,673
Provision for contingencies and tax obligations under judicial dispute	68,660	204,588	87,648
Residual value of long lived assets disposals	17,512	7,920	577,443
Indexation charges and exchange variations, net	33,514	14,920	9,893
Finance leases modified to operating leases			(833,523)
Minority interest	1,010	(353)	563
Other provisions	8,878	(4,243)	9,043

(Increase) decrease in assets
Trade accounts receivable	(30,045)	(205,586)	(266,910)
Inventories	(7,738)	(10,470)	(9,251)
Taxes recoverable	(24,310)	(16,192)	25,510
Prepaid expenses	9,539	(42,631)	5,004
Deposits in guarantee	(31,861)	(9,991)	6,844
Judicial deposits	270	(8,172)	(6,155)
Deferred income tax and social contribution	23,593	42,311
Advances to aircraft manufacturers	(247,879)	(71,910)	2,573
Advances for aircraft maintenance	(46,596)
Other	(65,566)	(4,617)	1,034

Increase (decrease) in liabilities
Suppliers	64,769	17,832	64,427
Financial and operating lease	(28,752)	(46,117)	(25,658)
Advance from ticket sales	201,563	190,312	142,102
Taxes and tariffs payable	28,627	(14,189)	(12,140)
Salaries and payroll charges	60,080	12,944	63,628
Income tax and social contribution payable	(25,080)	24,001	3,072
Other	26,564	20,133	13,756

Net cash provided by operating activities	722,170	329,399	368,425

TAM S.A. and Subsidiaries

Consolidated Statement of Cash Flow
Years ended December 31
In thousands of reais	continued

	2006	2005	2004
Cash flows from investing activities

Acquisition of property, plant and equipment	(136,136)	(109,543)	(122,285)

Net cash provided by (used in) investing activities	(136,136)	(109,543)	(122,285)

Cash flows from financing activities

Capital increase	273,164	383,942
Dividends paid	(29,045)
Finance lease:
Issuance	1,248,331	626,819	214,872
Repayments (interests included)	(1,088,626)	(516,976)	(269,686)
Operating lease:
Issuance		23,144	20,212
Repayments (interests included)	(15,310)	(12,758)	(16,258)
Debentures:
Issuance	508,486		6,388
Repayments (interests included)	(25,508)	(25,436)	(77,130)

Net cash provided by (used in) financing activities	871,492	478,735	(121,602)

Increase in cash and banks and financial investments	1,457,526	698,591	124,538

Cash and banks and financial investments at the end of the year	2,452,978	995,452	296,861
Cash and banks and financial investments at the beginning of the year	(995,452)	(296,861)	(172,323)

Change in cash and banks and financial investments	1,457,526	698,591	124,538

Interest paid	37,385	21,943	15,797

Income tax paid	226,278	70,629	42,873
Non cash transactions – see Note 13 (b) modification to lease terms.
The accompanying notes are an integral part of the consolidated financial statements.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
1	Operations

TAM S.A. (“TAM’’ or “Company’’) was incorporated in 1997, to invest in companies which carry out air transportation activities. The Company’s principal subsidiary, TAM Linhas Aéreas S,A, (“TLA’’), operates in the transportation of passengers and cargo within Brazil and on international routes. In September, 2003, the Company acquired Transportes Aéreos del Mercosur S.A. (“Mercosur’’), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

From 2004, TLA began consolidating its subsidiary Fidelidade Viagens e Turismo Ltda (“Fidelidade’’), which had previously been recorded at historical cost. Fidelidade operates in the travel and tourism agency sector.

In 2004, management began implementing programs to enhance the Company’s cash flows including the implementation of a web based distribution channel, e-TAM, which generated a significant costs saving as well as other actions that resulted in reductions in costs and generated productivity gains.

Beginning in 2003, and consistent with the agreed schedule which runs through 2007, a number of Fokker 100 aircraft, were returned to the lessors.

On June 13, 2005 the Company concluded a public offering of its shares on the São Paulo Stock Exchange (“BOVESPA”), which raised funds for the acquisition/lease of narrow bodied aircraft (predominantly the Airbus A320), to renovate and expand its fleet, in line with its strategy to consolidate its leadership in the domestic market and further our participation in the international market. On July 15, 2005, the over-allotment option was exercised by underwriters of the public offering. With the same objective, on March 10, 2006 the Company made an additional Public Offering – this time on the BOVESPA and the New York Stock Exchange – NYSE, which was concluded on April 6, 2006, with the exercise of a supplementary lot of shares as permitted by the Preferential Share Distribution agreement.

2	Presentation of the Financial Statements

The financial statements have been prepared in accordance with the accounting practices adopted in Brazil (“Brazilian GAAP’’) which are based on:
•	Brazilian Law No. 6.404/76, as amended by Brazilian Law No. 9.457/97 and Brazilian Law No. 10.303/01;

•	the rules and regulations of the Brazilian Securities Commission (Comissão de Valores Mobiliários, or “CVM’’); and

•	the accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil, or “IBRACON’’).
The Company also utilizes the chart of accounts issued by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or “ANAC’’).

These financial statements therefore contain information that differs from the financial statements prepared for statutory purposes which were filed with the CVM in February 2006, as follows:
i.	exclusion of parent company’s financial statements;

ii.	inclusion of three years of consolidated statements of operations, changes in stockholders’ equity, changes in financial position and cash flows;

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
iii.
(presentation of financial information and additional disclosures required by the accounting principles generally accepted in the United States of America (“U.S. GAAP’’), as well as a reconciliation of the net income and stockholders’ equity.

All net income per thousand shares, earnings per share and share amounts presented herein for 2004 and 2003 have been conformed to take account of retroactive effects of the share split, (Note 20 (a)).

The Company presents its statement of cash flows as supplementary information. The statement of cash flows was prepared in accordance with the relevant IBRACON standard (which is similar to IAS 7, except for the definition of cash and cash equivalents), and reflects the main operations that affected the Company’s cash and banks and financial investments. Cash and banks consist of highly liquid cash deposits and financial investments are described in Note 5.

3	Significant accounting practices

(a)	Determination of results of operations

Results of operations are determined on the accrual basis of accounting. Revenue is recognized, as follows:
i.	air transportation revenues (passengers and cargo) is recognized when transportation services are rendered;

ii.	tickets sold but not yet used related to advances ticket sales are registered as current liabilities

iii.	revenue for unused tickets is recognized on the ticket expiration date, which is one year after the issuance date of the ticket; and

iv.
other operating revenues represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Fidelity program for frequent flyers (“TAM Fidelidade Program’’) which is recognized when the points are issued to participants.

(b)	Accounting estimates

The preparation of consolidated financial statements in conformity with Brazilian GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used for, but not limited to: the useful life of property, plant and equipment, allowance for doubtful accounts, allowance for inventories, deferred income tax assets, provision for contingencies and tax obligations under judicial dispute, valuation of derivative instruments, and assets and liabilities related to employees’ benefits.

(c)	Foreign currency

Monetary assets and liabilities denominated in foreign currencies were translated into reais at the foreign exchange rate ruling at the balance sheet date. Foreign exchange differences arising on translation are recognized in the statements of operations.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(d)	Current and long-term assets
(i)	Financial investments

Financial investments are initially recorded at acquisition cost and subsequently at market value. Investment funds are recorded at market value and are classified under financial investments under Brazilian GAAP

(ii)	Allowance for doubtful accounts receivable

The allowance for doubtful accounts receivable is established in an amount considered sufficient by management to cover expected losses incurred in the collection of those credits.

(iii)	Inventories

Inventories, consisting of parts and materials to be used in maintenance and repair services, are stated at the average purchase cost, which is lower than replacement cost. Additionally, inventories are reduced by a provision for obsolete items, when applicable.

(iv)	Advances for aircraft maintenance

Advances for aircraft maintenance represents prepayment of maintenance to lessors under some of our operating lease agreements. As the Company presents proof of the performance of such maintenance, the related advances are reimbursed.

(v)	Other current receivables and long-term assets

Other current receivables and long-term assets are presented at net realizable values.
(e)	Permanent assets
(i)	Goodwill and negative goodwill

Goodwill related to the purchase of a minority interest in TLA, is based substantially on expected future profitability, and is being amortized over ten years, as from the date at which benefits are first generated.

Negative goodwill will be amortized upon the divestiture or write-off of this investment, and is recorded in the balance sheet as Deferred income.

(ii)	Property, plant and equipment

Property, plant and equipment is recorded at the cost of acquisition, formation or construction, plus annual revaluation of aircraft, flight equipment land and building to their fair market values. Depreciation is recorded using the straight-line method (Note 11), and takes into account the estimated useful lives of assets.

Maintenance expenses are recorded using the built-in overhaul method and are amortized through the next scheduled maintenance. Amortization of capitalized maintenance is recorded within cost of services rendered.

(f)	Current and long-term liabilities

Current and long-term liabilities are stated at the known or estimated amounts, including, when applicable, accrued indexation charges and exchange rate variations.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(g)	Provisions

Provisions are recognized when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(h)	Advance from ticket sales

Advances for ticket sales represent our obligations to transport passengers related to tickets sold and not yet used.

(i)	Pension plan and benefits to employees

TLA sponsors private defined contribution and defined benefit pension plans, In accordance with CVM Deliberation No. 371/00, the Company recognizes the actuarial liability, which was initially calculated in 2001, in the statements of operations, over a five year period. For subsequent periods, obligations are actuarially determined and accrued in the statement of operation. On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the “defined benefits” plan to the “defined contribution” plan.

(j)	Income tax and social contribution

Current and deferred income tax and social contribution are recorded based on composite statutory rates.

Deferred tax loss carryforwards are recorded in accordance with CVM Instruction No. 371/02, and consider past profitability and expectations of future taxable income. Income tax and social contribution available for offset against tax payable are limited to 30% of annual taxable income in any single year.

The Company also recognized deferred income tax and social contribution on temporary differences, including liabilities over the surplus generated by the revaluation of assets.

(k)	Leases
(i)	Finance lease

Recorded in a specific account to reflect our liability in relation to lease contracts where the lessee holds a bargain purchase option to acquire the asset.

(ii)	Operating lease

Operating leases are all leases other than finance leases. Liabilities and the respective expenses of this type of lease are recognized as incurred.
(l)	Financial instruments

TLA contracts operations involving financial instruments with the objective of mitigating exposure to interest rate risk, exchange rate risk and fuel price variations. These risks are managed by defining operational strategies and establishing control systems. Income is accrued based on the yield curve of the respective instruments and, when applicable adjusted to reduce the carrying value to market.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(m)	TAM Loyalty Program

The Company sponsors a program (the TAM Loyalty Program) to award frequent flyers, whereby points are accumulated from TAM flights or flights with partner airline companies, or upon making purchases using the TAM Loyalty Program credit card, or using the services and products of partner entities.

During the year ended at December 31, 2006 the Company, pursuing on-going improvements in best corporate governance practices and financial controls, changed its accounting practice and accrued a provision for future liabilities relating to the Loyalty Program.

The Company adopts the incremental cost method to recognize its obligation to honor the program benefits, by estimating total expenses of redeeming these tickets, taking into account the current average capacity levels of the flights and marginal cost, per passenger transported (basically insurance and catering).

The effect of this change – in the amount of R$ 8,919 was recorded directly to Stockholders’ Equity under Retained Earnings, net of the tax effect of R$ 4,597.

Revenue resulting from the TAM Loyalty Program partnerships, from credit cards, hotels, rental car and others are recorded when the points are issued to participants.

4	Consolidated Financial Statements

The accounting policies have been consistently applied by the consolidating companies and are consistent with those used in previous years.

The consolidated financial statements include the financial statements of TAM and its subsidiaries, as listed below:

	Date of consolidated	Economic ownership (%)
Company	Financial Statements	2006	2005	2004
TLA	December 31, 2006	100.00	100.00	100.00
Mercosur	November 30, 2006	94.98	94.98	94.98
Fidelidade	December 31, 2006	99.99	99.99	99.99
From 2004, TLA began consolidating its subsidiary Loyalty, which had previously been recorded at historical cost.
Description of main consolidation procedures
•	Elimination of intercompany asset and liability account balances.

•	Elimination of investment in the subsidiaries’ capital, reserves and retained earnings.

•	Elimination of intercompany income and expense balances.

•	Identification of minority interests in subsidiaries.

•
Additionally, the revaluation of Mercosur’s property, plant and equipment has been considered in the consolidated financial statement, in order to assure consistency with the Company’s accounting practices, without having adjusted the corporate books in the country of origin.

•	The financial statements of the company headquartered abroad (Mercosur) were translated into reais at the exchange rate at the balance sheet date.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
5	Financial investments

	2006	2005
Denominated in local currency
Investment funds (cash and cash equivalents)	177,049
Bank Deposit Certificates	2,962	2,497
Investment funds (trading)	2,054,368	885,417
Others	84,846	808

	2,319,255	888,722

Denominated in foreign currency
Investment funds (trading)	11,295	13,795

	2,330,520	902,517

Investment funds represent shares in exclusive funds, which principally include shares in money market funds, federal government securities, bank deposit certificates, debentures and may include derivatives related to such securities.
6	Customers accounts receivable

(a)	Composition of balances

	2006			2005
	Domestic	International	Total	Total
Credit cards	421,890	15,737	437,627	406,107
Travel agencies	185,911	32,835	218,746	244,476
Account holders	24,608	1,309	25,917	21,310
Other airlines	1,417	28,382	29,799	33,885
Cargo agencies	4,590	15,993	20,583	12,290
Prepaid checks	13,412		13,412	18,506
Others	50,450	22,825	73,275	58,127

Total	702,278	117,081	819,359	794,701

Allowance for doubtful accounts	(33,666)	(4,721)	(38,387)	(31,536)

Total	668,612	112,360	780,972	763,165

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(b)	Change in the allowance for doubtful accounts

	2006	2005	2004
Balance at the beginning of the year	48,029	30,400	21,210

Increases (recorded as “sales expenses”)	20,955	5,802	11,754
Recoveries	(30,597)	(4,666)	(2,564)

Balance at the end of the year	38,387	31,536	30,400

7	Inventories

(a)	Composition of balances

	2006	2005
Spare parts and material for repairs and maintenance	114,194	108,672
Other inventories	10,635	8,420

Total	124,829	117,092

Provision for loss on realization	(10,954)	(12,527)

Total	113,875	104,565

“Other inventories” is mainly composed of uniforms, stationary and catering items.
(b)	Change in provision for loss on realization of inventory
The changes in provision for obsolete inventories are summarized as follows:

	2006	2005	2004
Balance at January, 1	12,527	12,520	10,022

Additions (recorded as “cost of services rendered”)	548	3,394	3,451
Reversal	(2,121)	(3,387)	(953)

Balance at December, 31	10,954	12,527	12,520

8	Advances to aircraft manufacturers

At December 31, 2006, advances to aircraft manufactures are represented by U.S. dollar denominated contractual prepayments of Airbus A320 aircraft, made to the manufacturer, of R$ 352,708 (2005 — R$ 100,995), equivalent to US$ 164,971 thousand (2005 – US$ 43,147 thousand). Of this amount, R$ 130,915 refers to aircraft which will be delivered in long-term.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
The advances are classified as current assets, since TLA is guaranteed reimbursement of these amounts when the aircraft is leased by the manufacturer, within the following year, and once the financing for the equipment is agreed.
9	Deposits in guarantee

Deposits and collaterals in guarantee relating to the lease of aircraft and engines serve mainly to guarantee payments of operating lease installments. Such deposits and collaterals are denominated in U.S. dollars, and accrue interest based on the London Interbank Offered Rate (“LIBOR’’) plus a spread of 1% per annum (p.a.). The terms for redemption are defined in the lease contracts.

10	Related-party transactions

During 2006, TLA received from Táxi Aéreo Marília S.A. (“Marília”), a company under common control, R$ 1,244 (2005 — R$ 2,143 and 2004 – R$ 2,107), relating to services provided, such as the use of its importations area and aircraft insurance.

The Company and its subsidiaries signed a contract on March, 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. (“TAM Milor”) for the right to use the “TAM” brand. This contract establishes a monthly fee, adjusted annually by IGPM, which totaled to R$ 14,051 in 2006 (2005- R$ 11,559), recorded as Administrative expenses.

11	Property, plant and equipment

(a)	Composition of balances

	2006			2005	Annual average
		Accumulated			depreciation
	Cost	depreciation	Net	Net	rate - %
Flight equipment	760,107	(341,412)	418,695	443,131	8.96
Land and Buildings	219,930	(12,463)	207,467	177,210	2.31
Computers and software	98,158	(42,636)	55,522	44,883	20.00
Machinery and equipment	64,303	(31,254)	33,049	34,044	10.00
Furniture, fixtures and facilities	23,767	(11,930)	11,837	9,711	10.00
Vehicles	34,332	(27,040)	7,292	5,867	20.00
Construction in progress	43,406		43,406	42,150
Other	25,818	(11,401)	14,417	11,610	6.65

	1,269,821	(478,136)	791,685	768,606

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
Flight equipment, at December 31, 2006, includes engines and spare parts.
At December 31, 2006, the liens on property, plant and equipment amounted to R$ 110,499.
(b)	Revaluation (Note 20 (c))

TLA, updated its revaluation of aircraft engines and properties at November 30, 2006, based on an independent revaluation report issued by Engeval Engenharia de Avaliações S/C Ltda,, which was approved at the Extraordinary Board Meeting held on December 29, 2006. This revaluation resulted in an increase in stockholders’ equity of R$ 9,541 or R$ 7,332 net of tax (2005 – R$ 25,577, net of tax). The revaluation was based on the current fair market value of the assets. When applicable, new estimates of useful lives of these items were determined.

Mercosur, revalued it aircraft engines and property at November 30, 2006, based on an independent revaluation report. This revaluation resulted in a decrease in the Company’s stockholders’ equity, of R$601 (2005- R$ 2,152). The revaluation was based on the current fair market value of the assets.

As required by CVM Deliberation No. 183/95, upon realization of the revaluation reserve R$ 4,246 was appropriated to the Retained earnings in the year ended December 31, 2006 (2005 — R$ 3,852; 2004 – R$ 7,584).

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
12	Short and long-term debt

			Payment terms and
	Guarantees	Interest rates (weighted average)	year of last payment	2006	2005
Local currency

Leasing of IT equipment	Promissory note of R$5,429	2.42% to 19.07% p.a (17.09% p.a.)	Monthly until 2009	7,534	29,393
Leasing of IT equipment	Promissory note of R$18,108	CDI + 0.36% p.a to 3.5% p.a. (3.83% p.a.)	Monthly until 2009	32,269
FINEM – Sub credit A	Lien over assets and accounts receivable	TJLP + 4.5% p.a. (6.45% p.a.)	Monthly until 2011	72,979	63,515
FINEM – Sub credit B	Lien over assets and accounts receivable	Basket of currencies BNDES + 3.50% p.a.(3.54% p.a.)	Monthly until 2012	11,762
Compror	Credit card receivable	14.21% p.a.	Monthly until 2007	129,952	46,848
Others	Promissory notes of R$6,995	TJLP + 10% p.a to 10.5% p.a. (12.20% p.a.)	Monthly until 2011	6,006	8,474

Total in local currency				260,502	148,230

Foreign currency
FINIMP	Promissory note of US$21,520 thousand	12 months LIBOR + 0.72% to 6.32% p.a.(6.1% p.a.)	Annual until 2009	134,113	102,361
International Finance Corporation - IFC	Guarantee deposit	6 months LIBOR+ 3%p.a. (8.4% p.a.)	Six-monthly until 2012	42,083
Leasing renegotiation	Letter of guarantee	Fixed instalments of (US$55 thousand)	Monthly until 2022	14,014	15,922
Financing - Machinery and equipment	Guarantee deposit	1 month LIBOR + 5% p.a. (10.32% p.a.)	Monthly until 2008	1,308	2,974
Others	Promissory notes of US$3,165 thousand	Fixed interest 8.5% p.a. (8.5% p.a.)	Six-monthly until 2007	406
Others	Promissory notes of US$2,252 thousand	6 months LIBOR + 2.5% p.a.(7.8%p.a.)	Six-monthly until 2007	330
Others	Lien on goods	Fixed rate of 8.5% p.a	Monthly until 2007	16	366

Total in foreign currency				192,270	121,623

Total in local and foreign currency				452,772	269,853

Current				(221,908)	(118,448)

Non-Current				230,864	151,405

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
FINIMP – Import Financing.
FINEM – Government Agency for Machinery and Equipment Financing.
TJLP – Long-term Interest Rate.
CDI – Interbank Deposit Certificate.
Long-term amounts mature as follows:

Year	2006	2005
2007		58,832
2008	79,092	41,764
2009	90,437	13,377
2010	24,548	13,419
2011	22,818	12,413
2012	3,997	869
After 2012	9,972	10,731

	230,864	151,405

On December 16, 2005, the Company signed a loan agreement contract with the International Finance Corporation – IFC – in the amount of US$ 50 million, US$ 33 million to be used for the financing of advances to aircraft manufacturers for future aircraft and US$ 17 million as working capital. In the six months ended June 30, 2006, the US$ 17 million working capital portion was drawn down. In the second semester of 2006, USD 3,9 million were used for financing pre-payments to aircraft manufacturer. Liens on equipment and liens on accounts receivable have been offered to secure the loan.
The Company is subject to some covenants under its loan facilities such as, financial ratios, limitation of issuance of new debt facilities and priority of prepayment of loans. As of December 31, 2006 the Company is in compliance with all of its covenants.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
13	Leases Payable

(a)	Composition of balances

		Monthly
		payments
		with final
	Rates (Weighted average)	due date	2006	2005
Foreign currency denominated
Airbus A319/A320 engines	6-Months LIBOR + 1.5% p.a. to 2.5% p.a. (7.2%) p.a.	2015	46,166	60,347
Airbus A330 engines and spare parts	1-Month LIBOR + 1.5% (6.8%)	2009	5,939	8,467
Fokker 100 engines	Fixed interest of 1.2% p.a.	2006		255
Refinancing of operational lease installments	1-Month LIBOR (5.5% p.a.)	2016	24,365	32,984
	6-Months LIBOR + 1.25% p.a. to 2.25% p.a. (6.8% p.a.)	2011	73,465	95,942
	3-Months LIBOR + 1.75% p.a. (7.2%)	2009	8,247	8,430
	Fixed interest of from 1.12% p.a.	2007	3,880	11,327

			162,062	217,752

Current			(69,108)	(62,049)

Non-current			92,954	155,703

Long term finance leases and operating lease liabilities mature as follows:

Year	2006	2005
2007		45,983
2008	27,814	32,137
2009	27,765	30,357
2010	13,691	14,723
2011	8,631	13,974
2012	5,845	7,868
After 2012	9,208	10,661

	92,954	155,703

(b)	Modification to terms

During the second quarter of 2004 the Company agreed with the lessors to modify the lease contracts for ten Fokker 100, four Airbus A319, two Airbus A320 and one Airbus A330, among others things, eliminating TLA’s a purchase option. This resulted in the leases being reclassified for accounting purposed from finance leases to operating leases. Accordingly, these finance lease contracts are no longer reflected on the balance sheet as assets with a corresponding lease obligation.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
As a consequence, the revaluation reserve related to these aircraft and the corresponding deferred tax effects amounting to R$ 226,560 and R$ 116,713, respectively, were reversed, as provided by CVM Decision 165/94. The reversal effects on the balance sheet amounting to R$ 294,564 and R$ 58,715 were recorded as credit to Non operational income (expense), net and Financial expenses, respectively. The total credit balances reversed from the equity accounts, net of the tax effects, amounted to R$ 233,164. The amounts reversed from property, plant and equipment — flight equipment and financial leases, at the time the change in the type of leases was recorded, were R$ 544,360 and R$ 897,639 (US$ 318,510 thousand), respectively.
14	Commitments

(a)	Operating leases

TLA has obligations arising from operating lease commitments. The obligations under these lease commitments are not reflected in the balance sheet because the contracts do not include purchase options for the aircraft subject to the lease agreements. These operating leases cover: 21 Fokkers-100, 14 Airbus A319, 50 Airbus A320 and 10 Airbus A330 (December 31, 2005 — 25 Fokkers-100, 13 Airbus A319, 36 Airbus A320 and 10 Airbus A330). These contracts are for periods of up to 192 months and are denominated in U.S. dollar and accrue six-monthly LIBOR. For the year ended December 31, 2006, the cost of aircraft leases, recognized in the consolidated statement of operations in Costs of services rendered, totaled R$ 704,523 (2005 — R$ 613,817), equivalent to US$ 323,606 thousand (2005 — US$ 254,432 thousand).

Future disbursements due on these contracts (expressed for purpose of convenience in U.S. dollars, at the balance sheet exchange rates) are as follows:

		Monthly
		payments with
		final due	Thousands of US dollars
	Rates (weighted average)	payment in	2006	2005
Airbus A319	1-Month Libor (5.3% p.a.)	2014	115,713	97,026
	3-Months Libor (5.5% p.a.)	2009	15,279	19,360
	6-Months Libor (6.9% p.a.)	2020	177,065	187,927

Airbus A320	Fixed interest to 4.0% p.a.	2012	65,708	4,640
	1-Month Libor (5.8% p.a.)	2013	124,924	138,273
	3-Months Libor (5.8% p.a.)	2021	419,584	224,445
	6-Months Libor (6.0% p.a.)	2020	505,146	358,225

Airbus A330	6-Months Libor (7.1% p.a.)	2017	443,196	725,540
	Fixed interest to 4.6% p.a. to 5.6% p.a. (5.2% p.a.)	2020	231,110

Fokker 100	Fixed interest 1.12% p.a. to 2.0% p.a. (1.2% p.a.)	2011	73,934	101,553
	6-Months Libor (5.5% p.a.)	2007	6,961	13,459

Airbus engines	Fixed interest 0.92% p.a. to 1.01% p.a. (0.96% p.a.)	2011	7,143	1,696

	6 Months Libor (5.2% p.a.)	2014	8,359	9,632

			2,194,122	1,881,776

All of the above operations are guaranteed by letters guarantee.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
In addition, to meet the payment conditions established by contract, the Company offered promissory notes guaranteed by TAM totaling at December 31, 2006 US$ 60,943 (2005 – US$ 59,035).
Future disbursements due by year are as follows:

	Thousands of US dollars
Year	2006	2005
2006		261,205
2007	332,949	238,778
2008	307,169	213,358
2009	276,941	197,470
2010	264,053	188,201
2011	247,434	204,777
2012	231,711	164,657
After 2012	533,865	413,330

	2,194,122	1,881,776

(b)	Commitments for future aircraft acquisition

TLA has commitments to purchase 4 new Airbus 320 aircraft, which have delivery schedules between 2007 and 2008.

During the first quarter of 2005, the Company signed an amendment to the contract with Airbus for the firm purchase of 20 Airbus A320 with an additional 20 options for the same aircraft family (including A319, A320 and A321). The delivery of the A320 family aircraft are scheduled between 2007 and 2010.

In the second semester of 2006 the Company finalized the contract to acquire a further 37 Airbus aircraft (15 A319, 16 A320 and 6 A330) for delivery by 2010. The Company also signed a Memorandum of Understanding signaling its intention to purchase 10 A350-900 with 5 options subject to future operational conditions, the A350 will start to be delivered at the end of 2012.

Also in 2006, the Company contracted the purchase of 4 new Boeing 777-300 ER with 4 options for the same aircraft.

The Company and the Boeing had also signed a short leasing operation for 3 aircrafts MD-11, that will serve as a bridge lean until the delivery of the 4 B777-300 ER.

15	Return of the Fokker 100 fleet

As a result of the agreement to return of the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease contracts, of which ten were finance leases and nine were operating leases. These aircraft, as from the date of the renegotiated lease contracts up to their return, are under operating leases.

TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 in the original amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. TLA also renegotiated the rescheduled overdue installments in the original amount of R$ 49,599.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
The return of these aircraft was originally planned to take place in the period from July 2004 to July 2005. By December 31, 2006, 16 aircrafts had been returned in conformity with the original schedule. In November 2006, an amendment to the contract was signed extending, until May 2007, the timeframe for the return of the last 3 aircraft, out of the 19 renegotiated.
At December 31, 2006, the total commitment under the Fokker 100 fleet operating leases arrangements amounted to R$ 74,619 (2004 — R$ 94,365), equivalent to US$ 34,901 thousand (2005 — US$ 40,315 thousand), of which R$ 11,813 (2005 — R$ 9,361) is classified in current liabilities (Other liabilities).
Non-current maturities have the following distribution:

Year	2006	2005
2007		12,311
2008	12,659	14,550
2009	16,854	19,371
2010	19,101	21,954
2011	14,192	16,818

	62,806	85,004

16	Advance from ticket sales
At December 31, 2006, the balance of advance ticket sales is represented by 2,263,942 (unaudited) (2005 — 1,483,315 (unaudited)) ticket coupons sold but not yet used.
17	Provision for contingencies and judicial deposits

Management of TLA and Mercosur recorded provisions for the estimated loss for amounts being disputed in court for those cases, as judged by the Company’s outside legal counsel, where loss to the Company is deemed probable, and for those amounts considered legal obligations under laws or decrees despite the Company’s questioning legislation.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
At December 31, 2006 the amount of provisions and corresponding deposits into court are summarized below:

	2006			2005
	Provisions for	Judicial
	contingencies	deposits	Net	Net
Tax obligations
Contribution for Social Security - COFINS (i)	300,232	(25,397)	274,835	250,119
Social Integration Program PIS (i)	81,773	(8,450)	73,323	68,981
Additional tariff (ii)	247,790		247,790	168,045
Withholding income tax (IRRF) on leases	11,910		11,910	10,932
Staff fund (iii)	50,514		50,514	35,978
Airport tariffs (iv)				61,931
Income tax		(3,164)	(3,164)	(3,164)

Others	4,027	(4,014)	13	(583)

	696,246	(41,025)	655,221	592,239

Labor contingencies (v)	4,815	(8,660)	(3,845)	(3,158)
Civil contingencies	21,700	(5,892)	15,808	9,143

	722,761	(55,577)	667,184	598,224

(i)
Corresponds to the discussion of the constitutionality of the change in the tax base of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law nº 9718/98. Judicial deposits were made for certain months, and others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC.

On November 9, 2005, the Supreme Federal Court ruled that the change in the tax base was unconstitutional. During 2006, the Company has been successful in obtaining favorable ruling on one process which has enabled the partial reversal of established provision in the amount of R$ 45,962, where R$ 26,243 has been deducted from administrative expenses and R$ 19,719 from financial expenses. At December 31, 2006, eight processes are yet to be judged.

(ii)
Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes which are not supplemented. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

(iii)
Corresponds to the collection of 2.5% on the payroll for on the payroll for private social service and professional formation entities. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

(iv)
Corresponds to a claim to challenge the charges for use of communication and navigational support, the use of communications, visual and radio support at aircraft traffic terminals and charges for landing and on-ground time. The non-payment is supported by a judicial order. On March 2006, the preliminary injunction which granted TLA the right not to pay these charges was revoked. Due to this, TLA paid the accrued amount (R$ 94,726) up to that date on single installment and started to pay regularly these charges.

(v)
Judicial deposits have a value in excess of the contingency provision because of judicial withholding orders and judicial deposits for contingencies not included within the provision which is recorded in accordance with the CVM’s Orientation no. 15/87.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
The changes in provision for contingencies and tax obligations under judicial dispute are summarized as follows:

	2006	2005	2004
At beginning of the year	654,101	449,999	362,351

Increase (recorded as “administrative expenses”)	324,818	212,065	109,146
Reversals	(48,004)	(1,567)	(17,677)
Payments	(208,154)	(6,396)	(3,821)

At the end of the year	722,761	654,101	449,999

The Company and its subsidiaries are involved in other contingencies involving fiscal, labor and civil claims in the amount of R$ 292,242. Based on the opinion of its legal counsel, the Company believes that the chances of success for the remaining amounts are probable and therefore, no provision has been recorded.
18	Debentures

The outstanding balance per issue is set out below:

			Amount
Issue Date	Series	Quantity	issued	2006	2005
TAM
August 01, 2006	Exclusive	50,000	10,000	528,573

TLA
April 22, 2003	First	473,006	47,301	21,282	31,826
April 22, 2003	Second	222,835	22,284	10,026	14,994
May 16, 2003	Third	177,165	17,717	8,783	12,533

		873,006	87,302	40,091	59,353

Total				568,664	59,353

Current				(60,588)	(26,109)

Non-current				508,076	33,244

TAM
On July 7, 2006 Board of Directors approved the issue for public distribution of nominative, non-convertible, debentures with no guarantee or preference but for provided by TLA.
The debentures have a nominal value of R$ 10,000 and a term of six years, the repayment terms call for three successive, equal, annual payments the first of which falls due on August 1, 2010.
Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by CETIP – the custodian and liquidation chamber.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
TLA
At the Extraordinary General Meeting held on April 7, 2003 stockholders approved the private issuance of non-convertible debentures, without the issuance of warrants or certificates, with nominal value of R$ 100.00 each. These debentures have already been placed in three series. Each series falls due 60 months after the subscription date.
Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus Long-Term Interest Rate (TJLP).
The guarantee offered corresponds to the cash balance deposited by travel agents and held at Bank Boston Banco Multiplo S.A., on each 24th day of the month, in amounts considered sufficient to settle the monthly installments.
19	Income tax and Social Contribution

(a)	Reconciliation between nominal and effective income and social contribution taxes

	2006	2005	2004
Income before income tax and social contribution	853,498	295,498	497,660

Composite statutory rate - %	34	34	34

Nominal income tax and social contribution	(290,189)	(100,470)	(169,204)

Non deductibles/non taxables items	(6,345)	(8,007)	13,239

	(296,534)	(108,477)	(155,965)

Income tax and social contribution
Current expense	(269,642)	(153,636)	(81,292)
Deferred (expense) benefit	(26,892)	45,159	(74,673)

	(296,534)	(108,477)	(155,965)

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(b)	Composition deferred income tax and social contribution assets

	2006	2005
Income tax loss carryforwards		660
Social contribution carryfowards	5,184	28,118
Temporary differences	137,143	161,240

	142,327	190,018

Current	(33,050)	(23,782)

Non-current	109,277	166,236

The temporary differences are basically related to contingency provisions, allowance for doubtful accounts and exchange variations. Income tax losses and negative basis of social contribution carryforwards do not expire.
(c)	Deferred income tax and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve recorded by TLA at December 31, 2006 is net of income and social contribution charges of R$ 56,306 at December 31, 2006 (2005 — R$ 63,287).

20	Shareholder’s equity

(a)	Capital

As at December 31, 2006, subscribed and paid-in capital is comprised of 150,563,341 shares (2005 – 144,059,462, taking into account the retroactive effects of the share split), of which 59,791,955 are common shares (2005 – 59,816,248, taking into account the retroactive effects of the share split) and 90,771,386 are preferred shares (2005 – 84,243,214, taking into account the retroactive effects of share split). Authorized capital amounts to R$ 1,200,000 (2005 – R$ 1,200,000) and can be increased upon issuance of common and preferred share with the Board of Directors’ (Conselho de Administração) approval.

At December 31, 2006 the Company did not hold any shares in treasury.

Common share confer to its bearer the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in limited matters, however, they have priority in the distribution of dividends, priority in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

At the Extraordinary Stockholders’ Meeting held on May 16, 2005, the stockholders approved the split of the shares issued by the Company, whereby holders of each share received two shares of the same type. As a result, the total number of shares increased from 61,364,671 at March 31, 2005 to 122,729,342, of which 59,816,248 are common shares and 62,913,094 are preferred shared, all with no par value. At that same date, the following was approved:

•	Increase in the limit of the Company’s authorized capital to R$1,200,000.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
•	Revision of the Bylaws to reflect the corporate governance practices requirements set forth by BOVESPA Level 2.
•	The maximum effect to the Company’s stockholders is 2% of outstanding shares in the event of a share purchase plan that might be approved in the future.
On June 13, 2005 the Board of Directors approved the primary public offering of 21,133,000 preferred shares issued by the Company and the secondary offering of 9,057,000 preferred shares. The price of the primary offering of preferred shares was R$18.00 per share.
In July, 2005, as a result of the exercise of the over-allotment option under the preferred shares distribution agreement related to the June 2005 public offering of shares, the Company issued 197,120 preferred shares at the price of R$18.00 per share. The over-allotment option was approved by the Company.
On March 10, 2006 the Board of Directors approved the global offering of 5,000,000 preferred shares issued by the Company and the secondary offering of 30,618,098 preferred shares. The price of the primary offering of preferred shares was R$ 42.00.
In April, 2006, as a result of the exercise of the over-allotment option under the preferred shares distribution agreement related to the March 2006 public offering of shares, the Company issued 1,503,879 preferred shares at the price of R$ 42.00 per share. The over-allotment option was approved by the Company.
During 2006, the Company reached its BOVESPA Level 2 requirement to have a free float of 25% of its shares., At December 31, 2006, the free float was 45,5% (unaudited) (2005 – 21.7% — (unaudited)).
There are no over-allotment options outstanding.
(b)	Capital reserve – share premium account

The premium on the subscription of shares is allocated to all stockholders equally.

(c)	Revaluation reserve (Note 11(b))

The amount realized is in proportion to the depreciation of the revalued assets and is transferred to the accumulated deficit in 2006, amounted to R$ 4,246 (2005 — R$ 3,852). Of the total reserve, R$ 35,948 corresponds to the revaluation of land, which will only be realized upon sale.

In accordance with CVM Instruction No. 197/93, the deferred tax charges on the revaluation reserve, which at December 31, 2006 amounted to R$ 56,306 (2005 — R$ 63,287), are recognized in the statement of operations to the extent that the reserve is realized.

(d)	Dividends and interest on stockholders’ equity

Pursuant to the Company’s statutes, stockholders are assured a minimum dividend of 25% of adjusted net income for the year, after deducting 5% appropriated to the legal reserve, up to a maximum of 20% of capital. The preferred shares have priority in capital reimbursement and the right to a dividend at least equal to that distributed to the common shares.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
The calculation of the minimum dividends is as follows:

	2006	2005
Net income for the year	555,954	187,374
Offset of prior year adjustment and of accumulated losses	(8,919)	(67,621)
Technical Interpretation of Ibracon pronouncement Nº 01/06	15,445
Constitution of legal reserve - 5%	(27,798)	(5.988)
Realization of revaluation reserve	4,246	3,852

Basis for calculating dividends	538,928	117,617
Percentage	25%	25%

Obligatory minimum dividend (R$0. 89485262 per share – 2005 R$0.20414391)	134,732	29,405

Interest on stockholders’ equity, net of tax (R$0.09547170 per share)	14,374

Complementary dividend (R$0.79938215 per share)	120,358

(e)	Retained income reserve

Article 196 of Corporation Law requires that the balance of net income after dividend distribution and other statutory appropriations is transferred to this reserve in order to finance the Company’s capital budget and working capital requirements. Future investments include the leasing of additional aircraft.

(f)	Stock option plan

At the Extraordinary Stockholders’ Meeting held on May 16, 2005, the stockholders approved the stock option plan. The maximum dilution effect to the Company’s stockholders is 2% of outstanding shares, or 2,857,247 shares, for a share options to be granted to full time employees by the Board of Directors.

The Board of Directors meeting held on December 21, 2005 and November 30, 2006, granted 715,255 and 239,750 preferred share options under the plan, respectively.

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the company at that time.

The Board of Directors granted the release of 955,005 preferred shares to be used as options under the plan bellow:

	1st grant	2nd grant
Date	December 28, 2005	November 30, 2006
Number of share	715,255	239,750
Year price – R$ per share	14.40	43.48
Readjustment index	IGPM	IGPM
(g)	Change in accounting practice for maintenance

In 2006, IBRACON issued the Technical Interpretation 01/2006, which requires the adoption of the built-in overhaul method for maintenance expenses. Until December 31, 2005, the Company recorded maintenance expenses as incurred. Accordingly, the Company reverted depreciation expenses previously recognized related to maintenance totaling R$ 15,445 (R$ 10,194 net of taxes), and recorded such impact in the stockholders equity.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
21	Gross Sales Report

The Company presents its gross sales information segmented by type of service rendered and geographic area:

(a)	By type of service rendered

							Variation	Variation
							2006 to	2005 to
	2006	V (%)	2005	V (%)	2004	V (%)	2005 – (%)	2004 – (%)
Domestic revenue
Scheduled – Passenger	4,935,599	64.1	3,966,429	67.1	3,019,725	63.6	24.4	31.4
Charter – Passenger	226,336	2.9	226.269	3.8	213,575	4.5	0.03	5.9
Cargo	321,817	4.2	277,403	4.7	193,545	4.1	16.0	43.3

	5,483,752	71.2	4,470,101	75.6	3,426,845	72.2	22.7	30.4

International revenue
Scheduled – Passenger	1,513,334	19.7	1,010,701	17.1	871,248	18.4	49.7	16.0
Charter – Passenger	24,125	0.3	22,855	0.4	21,892	0.5	5.6	4.4
Cargo	164,678	2.1	129,743	2.2	125,408	2.6	26.9	3.5

	1,702,137	22.1	1,163,299	19.7	1,018,548	21.5	46.3	14.2

Other operating revenue
Commission	14,941	0.2	21,004	0.4	17,189	0.4	-28.9	22.2
Partnerships with TAM Loyalty Program	207,255	2.7	85,051	1.4	58,251	1.2	143.7	46.0

Aircraft sub-lease	33,657	0.4	65,228	1.1	126,320	2.7	-48.4	-48.4
Travel and tourism Agencies	20,858	0.3	16,235	0.3	27,322	0.5	28.5	-40,6
Others (including expired tickets)	237,491	3.1	89,217	1.5	69,806	1.5	166.3	27.8

	514,202	6.7	276,735	4.7	298,888	6.3	85.8	-7.4

Gross sales	7,700,091	100.0	5,910,135	100.0	4,744,281	100.0	30.3	24.6

(b)	By region

							Variation	Variation
							2006 to	2005 to
	2006	V (%)	2005	V (%)	2004	V (%)	2005 – (%)	2004 – (%)
Brazil	5,997,954	77.9	4,746,835	80.4	3,725.694	78.5	26.4	27.4
Europe	616,941	8.0	457,190	7.7	449,218	9.5	34.9	1.8
North América	647,788	8.4	367,674	6.2	366,016	7.7	76.2	0.5
South America (excluding Brazil)	437,408	5.7	338,436	5.7	203,353	4.3	29.2	66.4

	7,700,091	100.0	5,910,135	100.0	4,744,281	100.0	30.3	24.6

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
22	Main costs and expenses

	2006						2005		2004
		Expenses
			General
	Costs of		and
	service		adminis-	Directors’
	rendered	Sales	trative	fees	Total	%	Total	%	Total	%
Personnel	672,304	78,523	101,007	20,764	872,598	13.7	668,648	12.8	545,725	12.9
Fuel	2,129,856				2,129,856	33.6	1,694,980	32.5	1,066,731	25.3
Depreciation and amortization	80,651	1,337	19,867		101,855	1.6	85,353	1.6	91,426	2.2
Maintenance and repairs (except personnel)	387,972				387,972	6.1	356,322	6.8	389,186	9.2
Aircraft insurance	35,077				35,077	0.6	39,644	0.8	52,714	1.2
Landing, take-off and navigation tariff	314,977				314,977	5.0	233,012	4.5	185,773	4.4
Leasing of aircraft and equipment	711,761	2,015	5,021		718,797	11.3	627,248	12.0	651,034	15.4
Services rendered by third parties	197,207	167,881	174,548		539,636	8.5	373,721	7.2	360,461	8.5
Selling and marketing		875,254			875,254	13.8	854,602	16.4	656,326	15.5
Other	200,864	61,266	109,917		372,047	5.8	288,324	5.5	226,276	5.4

	4,730,669	1,186,276	410,360	20,764	6,348,069	100.0	5,221,854	100.0	4,225,652	100.0

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
23	Financial income and expense

	2006	2005	2004
Financial income
Interest from investments	222,857	59,915	2,111
Exchange variation	10,944	25,020	6,956
Interest income	15,080	11,024	3,896
Discounts obtained	4,550	4,413	15,552
Other	747	14	1,767

	254,178	100,386	30,282

Financial expense
Interest expense	(115,118)	(89,576)	(57,342)
Tax on Bank Account Transactions – CPMF	(27,344)	(20,007)	(14,287)
Financial instruments losses	(122,894)	(69,981)	(33,334)
Other	(17,062)	(13,383)	(7,894)

	(282,418)	(192,947)	(112,857)

Financial income (expense), net	(28,240)	(92,561)	(82,575)

24	Other operating expenses, net

	2006	2005	2004
Cancellation of third party contracts	(43,993)
Other losses	(34,394)	(16,870)	(1,210)
Other taxes	(23,969)	(4,669)	(843)
ICMS	(1,729)	(2,856)	(5,315)
Amortization of goodwill	(717)	(1,341)	(2,291)
Others	(21,397)	(5,070)	(4,951)

	(126,199)	(30,806)	(14,610)

In November 2006, the Company announced the cancellation of third party contracts for operation of its airports bases. As a result, a provision for losses with cancellation of contracts was recorded totaling R$ 43,993. This amount will be paid by April 2007.
25	Benefits to employees

(a)	Supplementary pension plan

TLA sponsors three private pension plans TAM Prev I, II and III which supplement retirement benefits. On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the TAM Prev I, II and III to a PGBL, a defined contribution plan. At December 31, 2006, there are still 7 participants which have not transferred into the PGBL. The sponsors contribution paid during 2006 amounted to R$ 2,905.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
The independent actuary’s evaluation, dated January 29, 2007, shows a pension asset of R$ 621, not included in the Company’s financial statements.
(i) Actuarial assumptions
The Projected Unit Credit Method was applied by an independent actuary based on the following actuarial assumptions (nominal rates, including inflation):

	Annual percentage
	2006	2005
Economic
Discount rate	11.83	11.83
Expected return on plan assets	13.72	13.72
Future salary increases	7.10	7.10
Inflation	5.00	5.00
Future increase in Social Security benefits	5.00	5.00
(b)	Profit sharing

In accordance with the annual Union agreement, the Company will pay a share of its profits as a result of it reaching certain performance indicators established in line with the annual budget. Consequently, management recorded as “Salaries and payroll charges” at December 31, 2006, the provision for payment of this benefit in the amount of R$ 82,390 (2005 — R$ 42,465).

26	Insurance coverage

The subsidiaries contract insurance coverage for amounts considered above the minimum mandatory amounts deemed as necessary for possible claims, considering the nature of the assets and the risks of the activity. At December 31, 2006, considering the aircraft fleet of the TLA and Mercosur, the coverage for the aviation activity (aircraft and civil responsibility together) will give a maximum indemnity amount of up to US$ 1.5 billion.

Following the September 11, 2001 terrorist attacks in the USA, insurance companies established surcharges on the insurance of aircraft bodies and on civil liabilities generated by acts of war or terrorism.

The insurance companies limited worldwide coverage to US$ 150.000 thousand per claim, and for higher amounts, the premiums must be paid in cash for the total term of the policies, which has made an increase in the coverage by any amount, unviable.

As a consequence, the Brazilian Government, through Law 10744 of October 9, 2003 and Decree nº 5035 of April 05, 2004, assumed the commitment to match up eventual expenses of civil liabilities for third parties generated by war or terrorist attacks that the Company may be required to pay. As regulated by this law, expenses for civil responsibilities assumed by the Federal Government are limited to the equivalent in Reais of one billion U.S. dollars.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
27	Contingent assets
(a)	Value-Added Tax — ICMS
i.
On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue were no longer subject to ICMS.

ICMS taxation on domestic air cargo transportation revenue is still due. Management recorded a provision of R$ 7,467 (2005 — R$ 9,952), in Taxes and tariffs payable. The installments due in more than one year totaling R$ 171 (2005 — R$ 547) are classified as long term liabilities under “Other liabilities”.

ii.
Collected of certain ICMS payments made from 1989 to 1994 were later ruled to have been unconstitutional. TLA has filled several suits, in different states of the country, to claim the amount paid in error. The Company will recognize the credits, estimated at approximately R$ 55,000 and corresponding indexation adjustments, when final recovery is assured.

(b)	Indemnification for losses on regulated fares
TLA filed a lawsuit against the Federal Government demanding indemnity for losses arising in the period from 1988 to 1993, when the fares were regulated by the Federal Government.

In In April 1998, the lawsuit was ruled in the Company’s favor by lower court of the Federal Justice, and an indemnity of R$ 245 million was determined based on a calculation made by an expert. This amount is subject to delinquent interest since September 1993, and inflation adjustment since November 1994. The First Panel of Higher Court of Justice accepted the special appeal made by the Company determining that the Federal Court of Appeals judge the merit of the case without intervention from the Public Prosecutor.

Management has not recognized in the financial statements any amount for this indemnity and will do so only when the lawsuit is legally confirmed in its final instance
(c)	Additional tariff “ATAERO”
TLA filed a claim for questioning the legality of an additional charge of 50% over and above the normal tariff. On December 31, 2006, the amount under discussion totaled R$ 430,537.

TLA filed a claim for anticipated custody addressing the legality of the additional amount to tariffs (ATAERO), which rate is 50% on the tariff amount. On December 31, 2006, the amount under discussion totaled R$ 430,537 (unaudited), (2005, R$ 457,000 (unaudited)), not recognized in the financial statements.

28	Financial instruments
(a)	General considerations

The Company enters into transactions involving financial instruments in order to reduce the exposure of its risks. In addition, temporary cash surpluses are applied in line with current treasury policies, which are continuously reviewed, besides minimizing the impact of fuel price volatility.

The management of these financial instruments is made pursuant to operational strategies, pursuing liquidity, return and security. Management policy consists in monitoring contracted rates against current market rates. The Company does not invest in derivatives or any other high-risk assets of a speculative nature.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(i)	Risk from the price of fuel

Airline companies are exposed to the volatility in fuel prices. Fuel represented in 2006 and 2005, 33.6% and 32.5% respectively of cost of services rendered, commercial, sales and administrative expenses.

At December 31, 2006, these operations, with maturity up to May 2007, represented an off balance sheet notional amount of approximately R$ 148,825 (2005 — R$ 82,912), equivalent to approximately 1,150 thousand barrels (2005 — 585 thousand barrels).

If settled at December 31, 2006, the above operations would represent losses of R$ 1,888 (2005 — R$ 47).
(ii)	Foreign exchange rate risk

This risk is related to possible foreign exchange rates volatility, affecting the financial expense (or income) and the outstanding liabilities (or assets) balances indexed to a foreign currency. Part of this risk is mitigated given the fact that the Company operates overseas and revenues from these transactions are denominated in hard currency.

The existing policy for hedging foreign exchange risk is to cover of hard currency cash flow for the subsequent 12 months. At December 31, 2006 the period protected against the foreign exchange rate risk amounted to the following three months, based on scenarios and volatility.

The Company contracts derivative financial operations, aimed mainly to protect its foreign currency exposure from fuel, engine maintenance services and financing related to its operational activities.

On December 31, 2006, contracts with options, acquired to hedge risks with liabilities to suppliers and financing, amounted to R$ 1,137,416 — US$ 532,000 thousands (2005 — R$ 816,904 — US$ 349,000 thousands) and have various maturity dates, up to September 28, 2007.

The above mentioned operations, if settled on December 31, 2006, would represent a loss of R$ 7,133, (2005 R$ 93,514).
(iii)	Interest rate risk
This risk arises from possible losses (or gains) as a result of fluctuations of the interest rates to which the Company’s liabilities and assets are linked.

To minimize possible impacts from interest rate volatility, the Company has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI), and periodically renegotiates its contracts, in order to adapt them to current market conditions.

(iv)	Credit risk

Credit risk arises from the possibility of the Company not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated for financial investment operations.

To reduce this risk the Company has adopted the practice of establishing credit limits and permanently accompanying its debtor balance (mainly from travel agencies). With respect to marketable securities, the Company only invests with institutions with low credit risk as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Company’s Risk Committee.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(b)	Financial investments

Represented by funds designed to invest in quotas of various classes of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the Brazilian interbank interest rate — also known as DI.

(c)	Investments
TLA and Mercosur are non-public companies and, therefore, there is no information readily available to evaluate their fair market values.
29	Loyalty Program

At December 31, 2006, the TAM Loyalty Program carried 1,782,397 (unaudited) (2005 — 1,161,477 (unaudited)) one way domestic trip tickets earned by its clients but not redeemed. The Company currently records the incremental costs when awards are earned. Through the year ended December 31, 2005 the Company recorded the incremental cost when awards were redeemed. During 2006, 756,040 (unaudited) (2005 — 546,452 (unaudited)) free tickets were granted and used by our clients. The incremental costs of points earned nder the loyalty program for the years ended December 31, 2006 was R$ 19,039. The incremental costs include amount paid to other airlines for points redeemed on other airlines and passenger ticketing, food and beverages, insurance and estimated fuel costs for points redeemed on our flights.

The points earned by our clients from the TAM Loyalty Program are valid for two years for the redemption into tickets. This limits any growth in the liability from the program, which has tended to stabilize in relation to the number of passengers transported.

30	Subsequent events
On February 27, 2007, the Board of Directors approved the annual dividends payment and interest on stockholders’ equity based on the 2006 net income to be paid on March 30, 2007.
31	Summary of the Principal Differences between Brazilian GAAP and U.S. GAAP
(a)	Description of the GAAP differences
The accounting practices of the Company are in accordance with Brazilian GAAP with differ significantly from U.S. GAAP, as are summarized below.
(b)	Supplementary inflation restatement in 1996 and 1997 for U.S. GAAP

Brazilian GAAP discontinued inflation accounting effective January 1, 1996, Brazilian GAAP statements included indexation adjustments which partially accounted for the effects of inflation on property, plant and equipment, investments, deferred charges (together, denominated Permanent assets) and stockholders’ equity, which reported the net charge or credit in the statement of operations. However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only from January 1, 1998. Therefore the financial information for purposes of U.S. GAAP include additional inflation restatement adjustments in 1996 and 1997, made by applying the General Price Index — Internal Availability (“IGP-DI”) to the Company permanent assets and stockholders’ equity. The IGP-DI index increased by 9.3% in 1996 and by 7.5% in 1997.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated

For purposes of the reconciliation, stockholders’ equity under U.S. GAAP was increased by R$ 68 (2005 — R$ 156), due to the additional inflation restatement adjustments, net of depreciation. These amounts generate differences in depreciation charges of R$ 88, R$ 102 and R$ 116, respectively for years ended December 31, 2006, 2005 and 2004.

(c)	Property, plant and equipment
(i)	Revaluation of property, plant and equipment

Brazilian GAAP permits the revaluation of assets. The revaluation increment, net of deferred tax effects after 1991, is credited to a reserve account in stockholders’ equity. Depreciation of the revaluation increments is charged to income and an offsetting amount is transferred from the revaluation reserve in stockholders’ equity to retained earnings as the related assets are depreciated or upon disposal.

Under U.S. GAAP, revaluation of property, plant and equipment is not accepted and the revaluation increments and related deferred tax effects have therefore been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation. Accordingly, the depreciation expense on revaluation has also been reversed in the statement of operations.

For the purposes of the reconciliation, under U.S. GAAP the revaluation reserve was reversed, net of depreciation and deferred tax effects, totaling R$ 147,874 at December 31, 2006 ( 2005 — R$ 161,196). In the statement of operations, these effects totaled R$ 4,246, R$ 3,852, and R$ 7,584 for the years ended December 31, 2006, 2005 and 2004 respectively.

(ii)	Lease agreements

Brazilian GAAP does not have a specific requirement on accounting for leases and TAM recognizes as financial leases only contracts where the lessee has a bargain purchase option for the asset, All other leases are treated as operating leases.

Under U.S. GAAP, Statement of Financial Accounting Standards (“SFAS”) No. 13, “Accounting for Leases” defines financial leases as those leases that meet at least one of the following criteria:
•	The lease transfers ownership of the property to the lessee by the end of the lease.

•	The lease contains a bargain purchase option, for price below market value.

•	The lease term is equal to 75 percent or more of the estimated economic life of the leased asset.

•
The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the fair value of the leased asset at the inception of the lease.

Additionally, on renegotiation of lease terms, regardless as to whether the lessor is changed, the new lease is maintained as a financing lease by the lessee if under the amended lease terms, the lease would have been classified a finance lease either initially or at the renegotiation date.

At December 31, 2006, TAM had 39 aircraft recorded as operating leases under Brazilian GAAP (Airbus A319 — 9 units, Airbus A320 — 12 units; Airbus A330 — 8 units and Fokker 100 — 10 units), which, considering the rule set out above, were considered as financial leases under U.S. GAAP because the present value of the minimum payments of these contracts exceed 90% of the fair value of the asset leased.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated

Under U.S. GAAP, the acquisition cost of these aircraft and the related liability at the inception of the lease contract, totaling, at December 31, 2006, R$ 3,507,150, has been recorded in the balance sheet, while accumulated depreciation at December 31, 2006 amounts to R$ 694,735. The asset is being depreciated over the estimated useful life of 25 years for the aircraft Airbus A319, Airbus A320 and Fokker 100 and 30 years for the aircraft Airbus A330.

The obligations are recorded in short and long-term liabilities, including accrued interest and foreign exchange gains or losses. Depreciation expense on these aircraft recognized in the U.S. GAAP financial statements totaled R$ 133,942, R$ 127,810 and R$ 115,652, for the year ended December 31, 2006, 2005 and 2004, respectively. Foreign exchange gains (losses) on financial lease payables totaled R$ 226,879, R$ 329,638 and R$ 288,557 for the year ended December 31, 2006, 2005 and 2004, respectively. Interest expenses on the financial lease obligation of theses aircraft totaled R$ 151,928, R$ 139,876 and R$ 130,068, for the years ended December 31, 2006, 2005 and 2004, respectively. The operating lease expense recognized under Brazilian GAAP for these aircraft were reversed during all periods and totaled R$ 337,774, R$ 327,543 and R$ 329,558 for the year ended December 31, 2006, 2005 and 2004, respectively. The residual value of aircrafts returned have been written off upon return and totaled R$ 4,023 at December 31, 2006 (2005 — R$ 4,499).

For reconciliation purposes, the accumulated effects in stockholders’ equity totaled R$ 605,454 at December 31, 2006 (2005 — R$ 330,694).

Additionally, in 2004, TAM modified the lease for some aircraft and for Brazilian GAAP purposes these contracts were no longer recorded as financial leases. As a consequence the financial lease obligations and the underlying aircraft were eliminated generating a gain of R$ 353,279 for the year ended December 31, 2004. For U.S. GAAP purposes, these contracts were included in the context of the 39 contracts aforementioned, and therefore they were maintained as financial leases. For reconciliation purposes, the gain recognized under Brazilian GAAP was reversed, totaling R$ 353,279 for the year ended December 31, 2004.

Considering the aforementioned adjustments, the lease obligations under U.S. GAAP totaled:

	Rates (weighted average)	2006	2005
Foreing currency

Fokker 100 aircraft and engines	Fixed interest of 1.2% p.a.	161,035	316,792
Airbus A319/Airbus A320 aircraft and engines	6-Months LIBOR + 1.5% p.a. to 2.5% p.a. (7.2% p.a.)	1,200,799	1,414,170
Airbus A330 aircraft, engines and spare parts	1-Month LIBOR + 1.5% p.a. (6.8% p.a.)	979,389	1,076,742
Lease obligations	1-Month (5.5% p.a.)	4,526	6,865
	6-Months LIBOR + 1.25% p.a. to 2.25% p.a. (6.8% p.a.)	16,436	16,409
	3-Months LIBOR + 1.75% p.a. (7.2% p.a.)	3,998	3,152
	Fixed interest of from 1.12% p.a.	2,842	11,277

		2,369,025	2,845,407

Current		(335,254)	(342,983)

Non-current		2,033,771	2,502,424

The lease obligations above are secured by letters of credit issued by the Company.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
Long-term amounts mature as follows:

Year	2006	2005
2007		273,019
2008	242,411	268,342
2009	253,952	277,988
2010	236,641	296,131
2011	228,747	254,959
2012	230,414	245,860
After 2012	841,606	886,125

	2,033,771	2,502,424

(iii)	Impairment

Under Brazilian GAAP, companies are required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event such operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written-down to recoverable values, preferably based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of such asset is accelerated to ensure the asset is depreciated according to estimated net realizable value at the estimated date of substitution.

Under U.S. GAAP, SFAS No. 144, “Accounting for the Impairment or Disposal of Long-lived Assets”, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow, representing the lowest level in which identifiable cash flow is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

In the case of TAM, there were no impairment indicators and, therefore, no differences between U.S. GAAP and Brazilian GAAP related to impairment provision criteria were recorded for the years presented.

(iv)	Gains on sale-leaseback
Brazilian GAAP does not have specific requirements on sale-leaseback transactions. All gains arising from sale-leaseback transactions were recognized at the time of the transaction.

Under U.S. GAAP, SFAS No, 28, “Accounting for Sales with Leaseback”, establishes a sale-leaseback as a single financing transaction in which any profit or loss on the sale shall be deferred and amortized by the seller, who becomes the lessee, in proportion to rental payments over the period of time the asset is expected to be used. This is obligatory even where the sale-lease-back transaction is considered legally perfect in the Company’s country of origin.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated

	2006			2005	2004
	Gains on sale-	Accumulated
	leaseback	amortization	Net	Net	Net
Transaction Airbus A330 (i)	319,073	(141,810)	177,263	203,852	230,441
Transaction Airbus A320 (ii)	54,957	(20,609)	34,348	39,844	45,339
Transaction Fokker 100 (iii)	76,815	(76,815)		1,749	9,424

	450,845	(239,234)	211,611	245,445	285,204

The amortization of gains on sale-leaseback transactions appropriated in the statements of operations for the year ended December 31, 2006, 2005 and 2004, as “Financial income (expenses), net” totaled R$ 18,941, R$ 24,895 and R$ 65,382, respectively and as “Other operating expenses, net” totaled R$ 14,893, R$ 14,864 and R$ 34,096, respectively.

For reconciliation of gains on sale-leaseback purposes, the effects in stockholders’ at December 31, 2006 totaled R$ 211,611 (2005 — R$ 245,445).
(i) In August 2001, TAM entered into an agreement which resulted in the termination of a financial lease for three Airbus A330 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM recognized a net gain of R$ 319,073 during 2001. This gain is being amortized over the period of the new lease contract, whose final liquidation is estimated to be in August 2013.
(ii) In April 2003, TAM entered into an agreement which resulted in the termination of a financial lease agreement for four Airbus A320 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM did not recognize any gain, as this contract had already been recorded as an operating lease. Under U.S. GAAP, this transaction generated a deferred gain of R$ 54,957, as this contract was registered as a financial lease. This gain is being amortized in accordance with the operating lease contract, of which final liquidation is estimated to be in March 2013.
(iii) Also, in December 2003, TAM reorganized its fleet of 19 Fokker 100 (Note 15), which resulted in the cancellation of 10 financial lease agreements and 9 operating lease agreements generating new operating lease agreements. For Brazilian GAAP purposes, TAM recognized a gain of R$ 76,815, which was recognized in the results for 2003. Under U.S. GAAP, this gain is being amortized in accordance with the aircraft return schedule, originally estimated to be completed in July 2005. In January 2005, an amendment was signed, postponing the return date of the last five aircraft until April 2006. In November 2006, another amendment to the contract was signed extending the timeframe for the return of the last 3 aircraft until May, 2007. The gain has been amortized through December 2006, because the impact of amortization through May 2007 is not relevant.
The transactions summarized above were considered to be a modification of the provisions of the original contract under U.S. GAAP, According to recently issued SFAS Nº, 145, “Rescission of FASB Statements No, 4, 44, and 64, Amendment of FASB Statement Nº, 13, and Technical Corrections”, if the change in the lease provisions gives rise to a new agreement classified as an operating lease, the transaction shall be accounted for under the sale-leaseback requirements in accordance with paragraphs 2 and 3 of SFAS Nº, 28, mentioned above.
(v)	Sub-leasing of aircraft
The Company sub-leased three Airbus A 330 aircraft and one engine under operating leases to other airline company. The contract matured in November 2006 and the aircrafts and engines has returned.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(d)	Deferred charges
Brazilian GAAP permits deferral of leasehold improvements.

Under U.S.GAAP, amounts related to leasehold improvements should be treated as additions to property, plant and equipment and reclassified for balance sheet disclosure purposes. As from the second quarter of 2006 such improvements were reclassified in the Brazilian GAAP financials to Property, plant & equipment and therefore the adjustment is no longer applicable. The amount reclassified in the balance sheet at December 31, 2005 amounted to R$5,228.

(e)	Business combinations
(i)	Goodwill

Under Brazilian GAAP, goodwill arises from the difference between the amount paid and the book value of the net assets acquired. This goodwill is normally attributed to the market value of assets acquired or justified based on expectation of future profitability and is amortized over the remaining useful lives of the assets or up to 10 years. Negative goodwill arises under Brazilian GAAP when the book value of assets acquired exceeds the purchase consideration; negative goodwill is not generally amortized.

Under U.S. GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets and unallocated goodwill, applicable to each specific transaction. Upon the adoption of SFAS No. 142, “Goodwill and Other Intangible Assets”, as from January 1, 2002 goodwill is no longer amortized but, instead, is assigned to an entity’s reporting units and tested for impairment at least annually. Additionally, according to the U.S. GAAP, goodwill generated in transactions under common control should not be recorded but, instead, the difference between amounts paid and book values of net assets acquired should be recorded as a capital contribution or distribution.

The differences related to the Brazilian GAAP applicable to TAM derive mainly from (i) non-amortization of goodwill as from January 1, 2002 and (ii) non-recognition of negative goodwill arising from transactions of companies under common control, (Note (ii) below).

For Brazilian GAAP purposes, the net balance of goodwill at December 31, 2006 was R$ 717 (2005 — R$ 1,434), which is being amortized to income over a period of five to 10 years; negative goodwill at December 31, 2006 was R$ 11,099 (2005 — R$ 11,099).

For reconciliation purposes, amortization of goodwill as from January 1, 2003 was reversed, totaling R$ 717, R$ 1,341 and R$ 2,291 in the statement of operations for 2006, 2005 and 2004, respectively. In stockholders’ equity, for reconciliation purposes these effects totaled R$ 8,963 and R$ 8,246 in 2006 and 2005, respectively. For U.S. GAAP purposes, the net balance of goodwill at December 31, 2006 is R$ 9,680 (2005 — R$ 9,680).

(ii)	Common control and negative goodwill — Mercosur
For Brazilian GAAP purposes, TAM Mercosur was acquired and consolidated by the Company in September 2003 through an exchange of shares.

For U.S. GAAP purposes, Mercosur has been considered under common control since 1996, because Mercosur has the same controlling stockholders as TAM and therefore, it was consolidated retroactively for all periods presented. The effects of the retroactively consolidation in the changes in stockholders’ equity have been recorded as additional paid-in capital.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated

Additionally, in this transaction, the negative goodwill for Brazilian GAAP purposes was generated by the difference between book value and the amount paid in the transaction for the acquisition of Mercosur. As this transaction was considered to be under common control, for U.S. GAAP purposes the difference between the amount paid and the book value of Mercosur was recognized in stockholders’ equity as a capital contribution.

Also, for Brazilian GAAP purposes, the effects of the exchange variation on this subsidiary’s stockholders’ equity are distributed among the lines of the statement of operations. For U.S. GAAP purposes, the effect of this exchange variation was recognized in stockholders’ equity in cumulative translation adjustments, in accordance with SFAS No. 52, “Foreign Currency Translation”.

For reconciliation purposes, the effects described above totaled R$ (5,183), R$ 8,870 and R$ 2,045, in the statement of operations for year ended December 31, 2006, 2005 and 2004, respectively, and R$ 11,828 in stockholders equity at December 31, 2006 and 2005.

(f)	Pension and other post-retirement benefits

In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, NPC No. 26 is effective for financial statements ended from December 31, 2002. As permitted by the Standard, the transitional gain (being the difference between the plan net assets and the projected benefit obligation (“PBO”)) at that date will be charged to income over five years.

Under U.S. GAAP, SFAS No. 87, “Employer’s Accounting for Pensions”, is effective for fiscal years beginning after 1988. As from such dates, when an initial transition obligation determined based on an actuarial valuation was booked, actuarial gains and losses, as well as unexpected variations in plan assets and the PBO and the effects of amendments, settlements and other events, have been recognized in accordance with this standard and therefore results in deferral differences, Until 1997, these amounts were treated as non-monetary items and indexed by the inflation, the U.S. GAAP also requires the recognition of an additional minimum liability.

Although the calculation of the sufficiency of the funded status has been the same since December 31, 2001, differences arise in (i) actuarial gains and losses, as initially there is no gain or actuarial loss on December 31, 2001, and (ii) recognition of the initial transition obligation and (iii) minimum liability, according to U.S. GAAP.

On November 21, 2006, the Supplementary Retirement Secretariat (the “SPC”) approved the proposal to migrate participants from the TAM Prev I, II and III to a PGBL, a defined contribution plan. At December 31, 2006, there are still 7 participants which have not transferred into the PGBL. As the migration of the employees to PGBL represents an irrevocable action, relieving the Company of primary responsibility for the pension obligation and eliminated significant risks related to the obligation and assets of the plan (which have already been transferred to PGBL) the participants transferred have been accounted for as partial settlement in accordance with SFAS No. 88, “Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits . The 7 participants not yet transferred to the PGBL had their benefits frozen in November 2006 and therefore have been accounted for as curtailment.

Based on the report of our independent actuary, the summary of sufficiency of funds and amounts recorded in the U.S. GAAP condensed balance sheet at December 31, 2006 and 2005 and the condensed statement of income for the years ended December 31, 2006, 2005 and 2004 of the TAM pension liabilities to retired beneficiaries, in accordance with SFAS no. 132 “Employer’s Disclosures For Pensions and Post-Retirement Benefits — revised”, is as follows:

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated

	2006	2005	2004
Change in benefit obligation

Net liability of benefits projected at beginning of year	56,539	57,978	59,058

Service cost	445	2,784	3,495
Interest cost	3,080	6,690	7,065
Actuarial gain		(6,474)	(237)
Gross benefits paid	(1,871)	(2,777)	(2,337)
Effect from changes to plans — curtailment and partial settlement	(56,774)	(1,662)	(9,066)

Net liability of benefit obligation projected at end of year	1,419	56,539	57,978

	2006	2005	2004
Change in fair value of plan assets

At beginning of year	41,987	36,630	40,654

Actual return on assets	8,441	6,917	6,078
Employer’s contributions	241	2,421	1,245
Employees’ contributions	195	240	506
Effects from changes in plans- curtailment and partial settlement	(46,895)	(1,444)	(9,516)
Gross benefits paid	(1,871)	(2,777)	(2,337)

At end of year	2,098	41,987	36,630

	2006	2005	2004
Funded status

Funded status at end of year	679	(14,552)	(21,348)

Unrecognized net actuarial gain		(9,187)	(827)
Cost of unrecognized past services		2,805	1,748
unrecognized net transition assets		189	331

Accrued benefit cost	679	(20,745)	(20,096)

Plan data was measured at December 31, 2006.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
The amounts recognized in the balance sheet consist of:

	2006	2005	2004
Accrued benefit cost	679	(20,745)	(20,096)
Additional minimum liability			(2,231)
Intangible assets			172

Net amount recognized	679	(20,745)	(22,155)

Weighted average assumptions at December 31
Discount rate- %	11.83	11.83	12.36
Expected return on plan assets- %	13.72	13.72	14.28
Rate of compensation increase- %	7.10	7.10	8.12
The accumulated benefit liability for the pension plan at December 31, 2006 amounted to R$ 1,406 (2005 — R$ 53,554).

	2006	2005	2004
Components of net periodic benefit cost
Service cost	255	2,553	2,839
Interest cost	3,080	6,690	7,065
Expected return on assets	(3,228)	(4,934)	(5,536)
Effects from changes in plans- curtailment and partial settlement	(21,321)	(1,493)	(1,076)
Amortization of transition obligation	26	81	274
Amortization of actuarial losses (gains)	(236)	173	(37)

Net periodic benefit cost	(21,424)	3,070	3,529

The asset allocation for the Company’s pension plans at the end of 2006 and 2005, and the target allocation for 2006, by asset category, follows. The fair value of plan assets for these plans is R$ 2,098 and R$ 41,987 at December 31, 2006 and 2005, respectively. The expected long term rates of return on these plan assets were 13.72% and 14.28% for 2006 and 2005, respectively.

		Percentage of assets ate
	Target allocation	the end of the year
Asset category	For 2007%	2006	2005
Equity securities	5	5	5
Fixed income	95	95	95

Total	100	100	100

The plan investment strategy is based on a long-term macroeconomic scenario. This scenario presents low sovereign risk, moderate economic growth, stable inflation and exchange rates, and moderate interest rates.

The devised asset mix is composed by fixed income investments and equities. The fixed income target allocation is 95% and equities target allocation is 5%. The investment return from this mix of investments is 13.72% — greater than the discount rate of 11.83%.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
For reconciliation purposes the following effects were recognized:
Pension expense

	2006	2005	2004
Reversal of pension expense recorded under BR GAAP	(16,837)	5,518	5,649
Recognition of pension expense under U.S. GAAP	21,424	(3,070)	(3,529)

U.S. GAAP adjustment on net income	4,587	2,448	2,120

Pension liability

	2006	2005	2004
U.S. GAAP opening balance	(20,745)	(22,155)	(19,205)

U.S. GAAP pension expense	21,424	(3,070)	(3,529)
Employer’s contributions	241	2,421	1,245
Change in additional minimum liability/SFAS 158	(241)	2,231	(615)
Change in intangible assets		(172)	(51)

U.S. GAAP closing balance	679	(20,745)	(22,155)

Stockholders’ equity

	2006	2005
Pension liability under Brazilian GAAP	0	17,078
Other comprehensive income under U.S. GAAP	679
Pension liability under U.S. GAAP		(20,745)

U.S. GAAP adjustment on stockholders’ equity	679	(3,667)

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	2006	2005	2004
Net transition obligation	6
Prior service cost	28
Unrecognized loss	(275)
Change in additional minimum liability		2,059	(666)

Total recognized in other comprehensive income	(241)	2,059	(666)

(g)	Derivative instruments

Under Brazilian GAAP, there is no specific requirement for accounting for derivative instruments. The Company records its financial instruments based on contractual rates, recognized on the accrual basis of accounting.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated

Under U.S. GAAP, SFAS No. 133, as amended and interpreted, “Accounting for Derivative Instruments and Hedging Activities”, requires that the Company recognizes all derivatives as assets or liabilities and measures these instruments to fair market value. Changes in market value are included in the Company’s results of operations. No derivative financial instrument of the Company qualified as hedges.

For reconciliation purposes, the valuation of instruments (forwards and options) at fair market value totaled R$84,540, R$ (85,606) and R$ (3,985) in results of operations for 2006, 2005 and 2004, respectively. The appropriated effect in the shareholder’s equity at December 31, 2006 was R$ (9,021) (December 31, 2005 — R$ (93,561)).

(h)	Revenue recognition — Revenues from partners in the Loyalty Program
Under Brazilian GAAP, revenues related partnership with Programa Fidelidade for frequent flyers are recorded when the points are issued to participants.

Under U.S. GAAP, as from 2005, the Company is recognizing revenue earned from selling points into two components, the first component represents the revenue for air transportation sold, which are being valued at current market rate. This revenue is being deferred and recognized over the period the points are expected to be used. The second revenue component, represents the services deemed to have been provided associated with operating the program, which is being recognized when the points are sold.

For reconciliation purposes, the Company deferred revenue for the year ended December 31, 2006 totaling R$ 15,013 (2005 — R$ 15,185). The accumulated effect on stockholders’ equity at December 31, 2006 amounted to R$ 30,198 (2005 — R$15,185).

(i)	Stock options plan

SFAS Statement 123 (R) “Share Based Payment”, requires the measuring and recording of the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). Awards granted with other than market condition, shall be classified as liability awards. . That cost will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS no. 123R requires entities to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant date fair value and the fair value of each reporting period of employee share options are estimated using the Black-Scholes option-pricing model. SFAS no. 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As described in further details below, the Company has granted options to certain employees to purchase stock at prices below market. The market value of the options granted will be recognized for U.S. GAAP purposes as expense over the period in which the services are rendered. The fair value of the options classified as liability award will be reassessed each reporting date. Under Brazilian GAAP the stock options do not generate any expense and are recorded as a capital increase only when exercised, in the amount of the exercise price paid.

The Extraordinary Stockholders’ Meeting held on May 16, 2005, the stockholders approved that a maximum of up to 2% of outstanding shares, or 2,857,247 shares, could be used for share options to be granted to full time employees by the Board of Directors’.

The Board of Directors’ meeting held on December 20, 2005, granted the release of 715,255 preferred shares and, on June 26, 2006, granted the release of 239,750 preferred shares as a second award to be used as options under the plan.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the company at that time. The options have a contractual term of 7 years.

As of December 31, 2006, 955,005 stock options were outstanding, and none had been cancelled. The options contain a “service condition” as vesting and exercisability of the options depending only on the rendering of a defined period of services by the employee. The dismissed employees have the obligation to satisfy conditions in order to maintain their options right. At each reporting period the fair value of the options granted are remeasured as well as the compensation cost and recognized for the options awarded.

Stock options were granted initially with an exercise price of R$ 14.40 per share, for the first grant and R$ 43.48 for the second grant. The exercise price is adjusted by the IGPM (General Price Index), from the award date up to the date of the financial statements.

For Brazilian GAAP no value registered the expenses for the yielded options.
The average remaining contractual life is demonstrated below.

Under U.S. GAAP, the Company accounts for participation in the Plan in accordance with FASB Statement 123 (R) “Share Based Payment”, since 2005. Accordingly, as the plan is a classified as a liability award, compensation cost has been recognized as the fair value of the options at each reporting date. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions :

At December 31, 2006	1st grant		2nd grant
Risk-free interest rates		11.83%		11.83%
Exercise price (adjusted by IGPM)	R$	14.95	R$	43.62
Dividend yield		1.41%		1.41%
Volatility factors of the market		46.28%		46.28%
Stock market price	R$	66.50	R$	66.50
Expected life of the option	3.5 years		4.5 years
At December 31, 2006, the fair value of the stock options granted in 2005 was R$ 53.35 per share resulting in a total fair value of options granted of R$ 38,156.
The fair value of the stock options granted in 2006 was R$ 39.23 per share resulting in a total fair value of options granted of R$ 9,406 at December 31, 2006.

For U.S. GAAP purposes, the company registered expenses of R$ 10,168 for the year ended December 31, 2006, with a corresponding credit to liabilities, considering that the exercise price is indexed to an inflation index (IGPM). This adjustment has no impact for purposes of deferred income tax and social contribution because such expense is a permanent difference.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumption including the expected stock price volatility. Because the Company’s employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s option, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(j)	Dividends and interest on stockholders’ equity

Under U.S. GAAP, the Company records dividends and interest on stockholders’ equity up to the limit of the minimum mandatory dividends. At December 31, 2006, there is no difference between Brazilian GAAP and U.S. GAAP for dividends and interest on stockholders’ equity.

(k)	Loyalty Program

Under Brazilian GAAP, at December 31,2005, the incremental costs arising from the utilization of free tickets were expensed as incurred. As from 2006, the Company changed its practice and began to accrue future costs related to the utilization of accrued points (Note 3 (m)), thus eliminating this difference between BR GAAP and U.S. GAAP.

(l)	Maintenance

Under Brazilian GAAP, through December 31, 2005 the Company recorded maintenance expenses as incurred. As from January 1, 2006, in accordance with Technical Interpretation of IBRACON 01/2006, the Company changed its accounting policy under Brazilian GAAP to the built-in overhaul method

Under U.S. GAAP, the Company records maintenance expenses as incurred. For reconciliation purposes, the Company reversed the effects caused by the change in accounting policy under BR GAAP in 2006. Accordingly, capitalized maintenance costs amounting to R$ 15,445 was reversed from stockholders’ equity at December 31, 2006 and the depreciation expenses recorded in 2006 amounting to R$ 6,752, has been reversed from the income statement, generating a net effect in stockholders’ equity of R$ 8,693.

(m)	Earnings per share

Under Brazilian GAAP, net income (loss) per share is calculated on the number of shares outstanding at the balance sheet date. Information is disclosed per lot of one thousand shares because, generally, this is the minimum number of shares that can be traded on the Brazilian stock exchanges. The 10% premium to which preferred stockholders were entitled until May 16, 2005 on distributed earnings is not allocated in calculating EPS under Brazilian GAAP.

Under U.S. GAAP, since the preferred and common stockholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the “two-class” method, pursuant to SFAS No. 128, “Earnings per Share”, which provides computation, presentation and disclosure requirements for earnings per share.
The “two-class” method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company’s by-laws and participation rights in undistributed earnings. Basic earnings per common share is computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period, including up to May 16, 2005, the 10% premium allocated to preferred stockholders. Earnings may be capitalized used to absorb losses or otherwise appropriated; consequently, such earnings would no longer be available to be paid as dividends. Therefore, no assurance can be made that preferred stockholders will receive distributed earnings.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated

As from May 16, 2005 the preferred shares receive the same dividends as common shares and no longer have the previous preferred share right to a dividend 10% higher than that distributed to common stockholders. In compensation current preferred shares have the right to vote in stockholders’ meetings on limited matters and the right to receive the same price paid to common stockholders in the event of transfer of the Company’s control. The earnings per share information for the years ended December 31, 2006 and 2005 reflects a proportionate profit allocation based on the period the previous preferred shares were in existence and the balance of the profits are allocated to the current preferred shares:

	2006
	Common	Preferred
	share	share	Total
Basic and diluted numerator
Undistributed earnings allocation	324,072	484,687	808,759

Total undistributed earnings	324,072	484,687	808,759

Weighted average number of outstanding shares - basic and diluted (thousands)	59,794	89,429

Basic and diluted earnings per thousand shares U.S. GAAP — (whole reais) — R$	5.42	5.42

	2005
		Preferred	Preferred
	Common	share	share
	share	current	previous	Total
Basic and diluted numerator
10% premium to preferred stockholders			7,749	7,749
Undistributed earnings allocation	187,086	154,195	77,495	418,776

Total undistributed earnings	187,086	154,195	85,244	426,525

Weighted average number of outstanding shares - Basic and diluted (thousands)	59,816	81,331	62,913

Basic and diluted earnings per thousand shares — U.S. GAAP — (whole reais) — R$	3.13	1.90	1.35

The stock options which were granted at end of the years 2006 and 2005 (Note 31 (i)) were considered to have an anti-dilutive effect on earnings per share.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated

	2004
	Common	Preferred
	share	share	Total
Basic and diluted numerator		20,970	20,970
Undistributed earnings allocation	199,372	209,695	409,067

Total undistributed earnings	199,372	230,665	430,037

Weighted average number of outstanding shares - basic and diluted (thousands) (*)	59,816	62,913

Basic and diluted earnings per thousand shares — U.S. GAAP — (whole reais) — R$ (*)	3.33	3.67

(*)	Considering the retroactive effect of share split.
(n)	Comprehensive income
Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under U.S. GAAP, SFAS 130, “Reporting Comprehensive Income”, requires the disclosure of comprehensive income. Comprehensive income is comprised of net income/loss and “other comprehensive income” that include charges or credits directly to equity which are not the result of transactions with owners. In the case of TAM, components of comprehensive income are its net income or loss, changes in additional minimum pension liability (SFAS no. 158) and cumulative translation adjustments (Note 31 (r (iii)).

(o)	Deferred income tax and social contribution
Under Brazilian GAAP, deferred income tax recorded in assets represents the estimated amount to be recovered.

Under U.S. GAAP, deferred taxes on all temporary tax differences are accrued. Deferred tax assets and liabilities are classified as current or long term, according to the classification of the asset or liability that originates the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are offset among themselves and are not presented at the gross value.

Up to 2004, for purposes of U.S. GAAP, management had determined that a valuation allowance for TAM S.A. (the holding company), because of the reputable assumption of the three years taxable income was not met. During 2005, TAM S.A. met the assumptions of the three years taxable income, and the projections are sufficient to justify recording the assets. Therefore, management believes that TAM S.A. will more likely than not, realize the associated benefits. For purposes of reconciliation, management has reversed the valuation allowance previously recognized.

In addition for the purpose of reconciliation to U.S. GAAP, the benefits (expenses) of income tax related to U.S. GAAP adjustments were recognized.

Together, these adjustments amounted to R$ (134,623), R$ (107,167) and R$ (39,628) in 2006, 2005 and 2004, respectively in the statements of operations. The aggregate net deferred tax assets reflected in the shareholder’s equity at December 31, 2005 was R$ (126,186) (December 31, 2004 — R$ 13,038). No valuation allowance has been provided on the deferred tax assets because management believes that these benefits will, more likely than not, be realized.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(p)	Classification of statement of operations line items

Under Brazilian GAAP, the classification of certain income and expense items is presented differently from U.S. GAAP. The consolidated statement of operations under Brazilian GAAP has therefore been reclassified to present a condensed consolidated statement of operations in accordance with U.S. GAAP (Note 31 (r(i)), Reclassifications are summarized as follows:

Reclassifications are summarized as follows:
. Interest income and expense and other financial charges reported within operating income in the statement of operations presented under Brazilian GAAP have been reclassified to non-operating income (expenses) in the condensed consolidated statement of operations in accordance with U.S. GAAP.
. Under Brazilian GAAP, gains and losses on the disposal of property, plant and equipment and investments or impairment of fixed assets are classified as non-operating income (expense) while under U.S. GAAP they are classified as an adjustment to operating income.
. The net income (loss) differences between Brazilian GAAP and U.S.GAAP, as detailed in the reconciliation (note 31 (r)), were incorporated in the statement of operations in accordance with U.S. GAAP.
. Cost of services rendered and operating income (expenses) under U.S. GAAP have been presented by type of expense, following disclosure standards used by the airline industry.
(q)	Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from U.S. GAAP. The Company recast our consolidated balance sheet prepared in accordance with BR GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (Note 31 (s)). The reclassifications are summarized as follows:

•
Under BR GAAP, according to Normas e Procedimentos de Contabilidade No, 20 — “Demonstração dos Fluxos de Caixa” cash and cash equivalents consist principally of highly liquid cash deposits and marketable securities, but there is no requirement that there is insignificant potential changes in value because of interest rate change nor is there a maximum 90 day original period to maturity.

•
Under U.S. GAAP, the Company’s funds are considered to be subject to potential change in value due to changes in interest rates or have underlying securities with original maturities greater than 90 days. Therefore, under U.S. GAAP, such multi market funds were classified under marketable securities in the balance sheet.

•	Under U.S. GAAP, certain deferred charges were reclassified to property, plant and equipment, according to their nature.

•
Under BR GAAP, deferred income taxes are not netted and assets are presented separately from liabilities. For U.S. GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
•	Cost of public equity offering under U.S. GAAP was reclassified to Capital in the Shareholder’s equity at December 31, 2006 in the amount of R$8,444 (2005 — R$19,465).
(r)	Reconciliation of the differences between BR GAAP and U.S. GAAP
(i)	Net income

	Note 31	2006	2005	2004
Net income under Brazilian GAAP		555,954	187,374	341,132

Reversal of revaluation depreciation	(c) (i)	4,246	3,852	7,584
Lease contracts
Depreciation of capitalized financial lease	(c) (ii)	(133,942)	(127,810)	(115,652)
Foreign exchange variation on finance lease	(c) (ii)	226,879	329,638	288,557
Interest expense on financial lease	(c) (ii)	(151,928)	(139,876)	(130,068)
Write-off of capitalized finance lease	(c) (ii)	(4,023)	(4,499)
Reversal of gains on change in type of lease	(c) (ii)			(353,279)
Reversal of operating lease expense	(c) (ii)	337,774	327,543	329,558

Total lease contracts		274,760	384,996	19,116

Amortization of gain on sale-leaseback transactions, net	(c) (iv)	33,834	39,759	99,478
Depreciation of additional indexation of permanent assets for 1996 and 1997	(b)	(88)	(102)	(116)
Reversal of goodwill amortization	(e) (i)	717	1,341	2,291
Common control — Mercosur	(e) (ii)	(5,183)	8,870	2,045
Pension Plan	(f)	4,587	2,448	2,120
Fair value of derivative instruments	(g)	84,540	(85,606)	(3,985)
Maintenance	(l)	6,752
Loyalty Program	(k)		(13,520)
Revenue recognition on partnership with loyalty Program	(h)	(15,013)	(15,185)
Stock option plan	(i)	(10,168)
Public equity offering	(q)	8,444	19,465
Deferred income tax and social contribution on adjustment above	(o)	(134,623)	(107,167)	(39,628)

Net income under U.S. GAAP		808,759	426,525	430,037

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(ii)	Stockholders’ equity

	Note 31	2006	2005
Stockholders’ equity as reported under Brazilian GAAP		1,449,386	760,087

Reversal of revaluation, net	(c) (i)	(147,874)	(161,196)
Additional indexation of permanent assets for 1996 and 1997, net of depreciation	(b)	68	156
Lease contracts	(c) (ii)	605,454	330,694
Deferral of gain on sale-leaseback transaction	(c) (iv)	(211,611)	(245,445)
Reversal of goodwill amortization	(e) (i)	8,963	8,246
Business combination (Mercosur)	(e) (ii)	11,828	11,828
Pension plan	(f)	679	(3,667)
Fair value of derivative instruments	(g)	(9,021)	(93,561)
Revenue recognition on partnerships with Loyalty Program	(h)	(30,198)	(15,185)
Loyalty Program	(k)		(13,520)
Stock options program	(i)	(10,168)
Maintenance	(l)	(8,693)
Reversal of dividends	(j)		29,405
Deferred income tax and social contribution on adjustments above	(o)	(126,186)	13,038
Minority interest on adjustments above		(729)	(729)

Stockholders’ equity as reported under U.S. GAAP		1,531,898	620,151

(s)	Condensed consolidated financial statements under U.S. GAAP

Based on the reconciliation items and description above, the condensed consolidated balance sheet, condensed consolidated statement of operations and condensed statement of changes in stockholders’ equity of TAM, under U.S. GAAP, were presented as follows:

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(i)	Consolidated balance sheet under U.S. GAAP

Based on the reconciliation items and description above, the condensed consolidated balance sheet, condensed consolidated statement of operations and condensed statement of changes in stockholders’ equity of TAM, under U.S. GAAP, are as follows:

Assets	2006	2005
Current assets
Cash and cash equivalents	299,507	92,935
Marketable securities	2,153,471	902,517
Customers accounts receivable (net of allowance for doubtful accounts — R$38,387 and R$48,029, respectively)	780,972	763,165
Inventories	113,875	104,565
Taxes recoverable	67,345	43,035
Prepaid expenses	117,327	120,013
Deferred income tax and social contribution	25,425	80,061
Advances to aircraft manufacturers	221,793	100,995
Other	72,765	21,758

	3,852,480	2,229,044

Long-term assets
Income tax and social contribution		122,995
Deposits in guarantee	144,444	118,660
Judicial deposits	55,577	55,877
Advances to aircraft manufactures	130,915
Advances for aircraft maintenance	46,596
Other	26,346	12,466

	403,878	309,998

Investments
Goodwill	9,680	9,680
Other investments	70	70
Property, plant and equipment	3,391,292	3,507,855

	3,401,042	3,517,605

Total assets	7,657,400	6,056,647

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated

Liabilities and stockholders’ equity	2006	2005
Current liabilities
Suppliers	346,817	282,048
Obligations under finance lease and lease payable	335,254	342,983
Short-term debt, including current portion of long-term debt	221,908	118,448
Debentures	60,588	26,109
Taxes and tariffs payable	63,783	35,156
Advance from ticket sales	759,210	557,647
Salaries and payroll charges	194,128	134,048
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	1,993	27,073
Interest on own capital and dividends payable	137,269
Other	210,409	237,613

	2,363,444	1,793,210

Long-term liabilities
Obligation under financial lease	2,033,771	2,502,424
Long-term debt	230,864	151,405
Debentures	508,076	33,244
Return of Fokker 100 fleet	62,806	85,004
Provision for contingencies	722,761	654,101
Deferred income tax and social contribution	9,284
Deferred gain on sale-leaseback	179,526	213,360
Other	12,226	1,905

	3,759,314	3,641,443

Minority interest	2,744	1,843

Stockholders’ equity	1,531,898	620,151

Total liabilities and stockholders’ equity	7,657,400	6,056,647

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(ii)	Consolidated Statement of Operations under U.S. GAAP

	2006	2005	2004
Net operating revenue	7,329,637	5,633,580	4,520,371

Operating expenses
Personnel	878,179	666,243	543,605
Fuel	2,129,856	1,694,980	1,066,731
Aircraft and flight equipment lease	381,024	299,819	321,476
Selling and marketing	875,254	854,602	656,326
Landing, take-off and navigational tariffs	314,977	233,010	185,773
Depreciation and amortization	222,555	206,215	193,238
Maintenance (except personnel)	387,972	356,322	389,186
Services rendered by third parties	530,994	356,416	360,461
Aircraft insurance	35,077	39,644	52,714
Other	483,201	314,432	258,133

	(6,239,089)	(5,021,683)	(4,027,643)

Operating income	1,090,548	611,897	492,728

Financial income (expenses), net	151,911	32,345	137,308

Income before income tax and social contribution	1,242,459	644,242	630,036

Income tax and social contribution	(432,964)	(217,602)	(199,328)

Income before minority interest	809,495	426,640	430,708

Minority interest	(736)	(115)	(671)

Net income for the year	808,759	426,525	430,037

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(iii)	Condensed statement of stockholders’ equity movement under U.S. GAAP

	2006	2005	2004
At beginning of the year	620,151	(164,040)	(591,366)

Capital increase	34,316	33,160
Share issuance cost	(8,444)	(19,465)
Premium on subscription of shares	238,848	350,782
Dividends	(29,405)
Interest on own capital and dividends payable	(137,269)
Effect of applying SFAS 158 to pension plan	(241)

Cumulative translation adjustment	5,183	(8,870)	(2,045)
Changes in minimum pension liability		2,059	(666)
Net income for the year	808,759	426,525	430,037

Comprehensive income	813,942	419,714	427,326

At end of the year	1,531,898	620,151	(164,040)

(t)	Business segments
Under BR GAAP, no separate segment reporting is required.

Under U.S. GAAP, SFAS 131, “Disclosures about Segments of an Enterprise and Related Information”, defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which revenues or assets are generated and major customers.

SFAS 131 requires that segment data be presented in the U.S. GAAP financial statements in accordance with the internal information that is used by management for operating decision making, including allocation of resources among segments, and segment performance. This information results from the statutory accounting records kept under U.S. GAAP and BR GAAP, the Company considers that it has only one reportable segment.

(u)	Additional disclosure — Advertising and Publicity expenses

Advertising and publicity expenses totaled R$ 46,495, R$ 58,705 and R$ 40,836 for the year ended December 31, 2006, 2005 and 2004, respectively, and are being classified as selling and marketing expenses.

The Company is analyzing the disclosure requirements of this new requirement and believes that its adoption will not have any significant impact on its financial position, operating result or cash flows.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(v)	Recently issued accounting pronouncements

In March 2006, the FASB issued SFAS No. 156 — “Accounting for Servicing of Financial Assets”. SFAS 156 amends SFAS No. 140 — “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities”, that establishes, among other things, the accounting for all separately recognized servicing assets and servicing liabilities. SFAS 156 amends Statement 140 to require that all separately recognized servicing assets and servicing liabilities be initially measured at fair value, if practicable. SFAS 156 permits, but does not require, the subsequent measurement of separately recognized servicing assets and servicing liabilities at fair value. An equity that uses derivative instruments to mitigate the risks inherent in servicing assets and servicing liabilities is required to account for those derivative instruments at fair value. Under this Statement, an entity can elect subsequent fair value measurement to account for its separately recognized servicing assets and servicing liabilities.

By electing that option, an entity may simplify its accounting because this Statement permits income statement recognition of the potential offsetting changes in fair value of those servicing assets and servicing liabilities and derivative instruments in the same accounting period. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements.

In July 2006, the FASB issued FIN 48, “Accounting for uncertainty in income taxes”, which prescribes a comprehensive model for how a Company should recognize, measure, present, and disclose in its financial statements uncertain tax positions that the Company has taken or expects to take on a tax return. Currently, the Company has no uncertain tax positions that will affect its tax return and therefore, the Company has concluded that the adoption of this standard will have no significant impact on its financial statements.

In September 2006, the FASB issued FAS 157, “Fair Value Measurement”, which clarifies and set up a framework for measuring fair value and expands disclosure about fair value measurement. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements, as of January 1, 2008.

In February, 2007, the FASB issued FAS 159 “The fair value option for financial assets and financial liabilities” including an amendment of FASB Statement 115 “Accounting for certain investments in debt and equity securities”, permits the company to choose to measure many financial instruments and certain other itens at fair value. The Company is currently evaluation the impact that the application of this new standard will have on its financial statements, as of 2007.

32	Consolidation schedules

In accordance to rule SX 3-10 the Company is presenting the consolidation schedules for the following entities: TAM S.A. (parent company and guarantor), TAM Linhas Aéreas S.A. (guarantor), TAM Mercosur and TAM Fidelidade (non guarantors). All U.S. GAAP adjustments presented in Note 31 are related to TAM Linhas Aéreas S.A., except for the adjustments (e) Business Combinations — (ii) Common control and negative goodwill — Mercosur, and (q) Classification of balance sheet items — Cost of public equity offering which relate to TAM S.A.

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(a)	Balance sheet

	As of December 31, 2006
		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A	Others	adjustments	Consolidated
	(Parent
	Company and		(Non
	guarantor)	(Guarantor)	guarantors)
	(In thousand of reais)
Assets

Current
Cash and banks	146	59,998	62,222	92	122,458
Financial investments	668,505	1,667,741		(5,726)	2,330,520
Customer accounts receivable		791,990	29,937	(40,955)	780,972
Inventories		113,233	642		113,875
Taxes recoverable	6,769	53,801	6,775		67,345
Advances to aircraft manufacturers		221,793			221,793
Dividends receivable	44,495			(44,495)
Deferred income tax and social contribution	1,164	31,886			33,050
Prepaid expenses	1,800	109,700	2,147	6,293	119,940
Other		52,805	7,951	12,009	72,765

	722,879	3,102,947	109,674	(72,782)	3,862,718

Non-current
Long-term assets
Deposits in guarantee		144,444	1,607	(1,607)	144,444
Related parties		536	197	(733)
Deferred income tax and social contribution		109,277			109,277
Judicial deposits	14	54,743	820		55,577
Advances to aircraft manufacturers		130,915			130,915
Advances for aircraft maintenance		46,596			46,596
Other		26,346			26,346

	14	512,857	2,624	(2,340)	513,155

Permanent assets
Other investments	1,394,939	70		(1,394,939)	70
Property, plant and equipment		775,559	16,126		791,685
Deferred charges				717	717

	1,394,939	775,629	16,126	(1,394,222)	792,472

	1,394,953	1,288,486	18,750	(1,396,562)	1,305,627

Total assets	2,117,832	4,391,433	128,424	(1,469,344)	5,168,345

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated

	As of December 31, 2006
		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A	Others	adjustments	Consolidated
	(Parent
	Company and		(Non
	guarantor)	(Guarantor)	guarantors)
	(In thousand of reais)
Liabilities and Stockholders’ Equity

Current liabilities
Suppliers		321,981	66,898	(42,062)	346,817
Short-term debt including current portion of long-term debt		221,908			221,908
Finance lease and operating lease liabilities		69,108			69,108
Debentures	28,573	32,015			60,588
Salaries and payroll charges	115	189,705	4,308		194,128
Advance ticket sales		743,975	15,235		759,210
Taxes and tariffs payable	25	62,494	1,264		63,783
Income tax and social contribution payable		1,993			1,993
Interest on own capital and dividends payable	137,629	44,495		(44,495)	137,629
Others	4	180,387	8,478	(14,744)	174,125

	166,346	1,868,061	96,183	(101,301)	2,029,289

Non-current
Long-term liabilities
Long-term debt		230,864			230,864
Finance lease and operating lease liabilities		92,954			92,954
Debentures	500,000	8,076			508,076

Deferred income taxes and social contribution		56,306			56,306
Provision for contingent liabilities and tax obligations under judicial dispute		718,466	4,295		722,761
Return of Fokker 100 fleet		62,806			62,806
Related parties	536			(536)
Others	1,565	495			2,060

	502,101	1,169,967	4,295	(536)	1,675,827

Deferred income				11,099	11,099

Minority interest				2,744	2,744

Stockholders’ equity
Capital	675,000	123,632	36,605	(160,237)	675,000
Advance for future capital increase		508,486		(508,486)
Capital reserve	102,855		250	(250)	102,855
Revaluation reserve	147,874	137,360	10,342	(147,702)	147,874
Retained earnings	523,656	583,927	(19,251)	(564,675)	523,657

	1,449,385	1,353,405	27,946	(1,381,350)	1,449,386

Total liabilities and stockholders’ equity	2,117,832	4,391,433	128,424	(1,469,344)	5,168,345

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated

	As of December 31, 2005
		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A	Others	adjustments	Consolidated
	(Parent
	Company and		(Non
	guarantor)	(Guarantor)	guarantors)
	(In thousand of reais)
Assets

Current
Cash and banks	1,124	65,503	26,307	1	92,935
Financial investments	368,550	556,650	198	(22,881)	902,517
Customer accounts receivable		761,414	37,505	(35,754)	763,165
Inventories		103,896	669		104,565
Taxes recoverable	7,697	37,668	5,565	(7,895)	43,035
Advances to aircraft manufacturers		100,995			100,995
Dividends receivable	27,584			(27,584)
Deferred income tax and social contribution	3,012	20,770			23,782
Prepaid expenses		100,324	1,787	27,368	129,479
Other		15,474	8,074	(1,790)	21,758

	407,967	1,762,694	80,105	(68,535)	2,182,231

Non-current
Long-term assets
Deposits in guarantee		118,660	1,639	(1,639)	118,660
Related parties			197	(197)	—
Deferred income tax and social contribution		166,236			166,236
Judicial deposits		55,026	851		55,877
Other		12,466			12,466

		352,388	2,687	(1,836)	353,239

Permanent assets
Other investments	385,067	70		(385,067)	70
Property, plant and equipment		752,073	16,533		768,606
Deferred charges		5,228		1,434	6,662

	385,067	757,371	16,533	(383,633)	775,338

	385,067	1,109,759	19,220	(385,469)	1,128,577

Total assets	793,034	2,872,453	99,325	(454,004)	3,310,808

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated

	As of December 31, 2005
		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A	Others	adjustments	Consolidated
	(Parent
	Company and		(Non
	guarantor)	(Guarantor)	guarantors)
	(In thousand of reais)
Liabilities and Stockholders’ Equity

Current liabilities
Suppliers		269,747	49,843	(37,542)	282,048
Short-term debt including current portion of long-term debt		118,448			118,448
Finance lease and operating lease liabilities		62,049			62,049
Debentures		26,109			26,109
Salaries and payroll charges	96	131,942	2,014	(4)	134,048
Advance ticket sales		546,003	11,644		557,647
Taxes and tariffs payable	37	34,591	528		35,156
Income tax and social contribution payable	3,409	27,073		(3,409)	27,073
Interest on own capital and dividends payable	29,405	27,584		(27,584)	29,405
Others		128,349	4,417	(11,620)	121,146

	32,947	1,371,895	68,446	(80,159)	1,393,129

Non-current
Long-term liabilities
Long-term debt		151,405			151,405
Finance lease and operating lease liabilities		155,703			155,703
Debentures		33,244			33,244
Deferred income taxes and social contribution		63,287			63,287
Provision for contingent liabilities and tax obligations under judicial dispute		650,150	3,951		654,101
Return of Fokker 100 fleet		85,004			85,004
Others		1,906			1,906

		1,140,699	3,951		1,144,650

Deferred income				11,099	11,099

Minority interest				1,843	1,843

Stockholders’ equity
Capital	153,909	123,632	32,853	(156,485)	153,909
Capital reserve	350,782		224	(224)	350,782
Revaluation reserve	161,196	147,869	13,216	(161,085)	161,196
Retained earnings	94,200	88,358	(19,365)	(68,993)	94,200

	760,087	359,859	26,928	(386,787)	760,087

Total liabilities and stockholders’ equity	793,034	2,872,453	99,325	(454,004)	3,310,808

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(b)	Statement of Operations

	For the year ended December 31, 2006
		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A	Others	adjustments	Consolidated
	(Parent Company and		(Non
	guarantor)	(Guarantor)	guarantors)
	(In thousand of reais)
Revenue
Air transportation revenues		7,026,105	159,784		7,185,889
Other operating revenues		485,815	48,126	(19,739)	514,202
Taxes and deductions		(351,948)	(3,493)		(355,441)

Net operating revenues		7,159,972	204,417	(19,739)	7,344,650

Cost of services rendered		(4,634,257)	(116,151)	19,739	(4,730,669)

Gross profit		2,525,715	88,266		2,613,981

Operating income (expenses)
Selling		(1,129,282)	(56,994)		(1,186,276)
General and administrative	(12,597)	(382,033)	(15,730)		(410,360)
Executive management fees	(1,374)	(18,686)	(704)		(20,764)
Financial expenses	(43,231)	(256,936)	(5,576)	23,325	(282,418)
Financial income	107,435	167,661	2,407	(23,325)	254,178
Equity	521,564	(16,928)		(504,636)
Other operating expenses, net	(717)	(111,584)	(13,898)		(126,199)

Operating income	571,080	777,927	(2,229)	(504,636)	842,142

Non-operating income (expense), net		5,938	5,418		11,356

Income before income tax and social contribution	571,080	783,865	3,189	(504,636)	853,498

Income tax and social contribution	(15,126)	(281,408)			(296,534)

Income before minority interest	555,954	502,457	3,189	(504,636)	556,964

Minority interest				(1,010)	(1,010)

Net income for the year	555,954	502,457	3,189	(505,646)	555,954

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated

	For the year ended December 31, 2005
		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A	Others	adjustments	Consolidated
	(Parent Company and		(Non
	guarantor)	(Guarantor)	guarantors)
	(In thousand of reais)
Revenue
Air transportation revenues		5,499,075	134,326		5,633,401
Other operating revenues	265	264,172	32,908	(20,611)	276,734
Taxes and deductions	(13)	(258,463)	(2,894)		(261,370)

Net operating revenues	252	5,504,784	164,340	(20,611)	5,648,765

Cost of services rendered		(3,716,126)	(101,105)	20,345	(3,796,886)

Gross profit	252	1,788,658	63,235	(266)	1,851,879

Operating income (expenses)
Selling		(1,028,129)	(50,052)		(1,078,181)
General and administrative	(15,797)	(292,913)	(16,255)	266	(324,699)
Executive management fees	(454)	(19,805)	(1,829)		(22,088)
Financial expenses	(1,621)	(187,829)	(3,965)	468	(192,947)
Financial income	33,061	65,266	2,527	(468)	100,386
Equity	174,344	(10,147)		(164,197)
Other operating expenses, net	(2,015)	(27,982)	(809)		(30,806)

Operating income	187,770	287,119	(7,148)	(164,197)	303,544

Non-operating income (expense), net		1,998	(10,044)		(8,046)

Income before income tax and social contribution	187,770	289,117	(17,192)	(164,197)	295,498

Income tax and social contribution	(396)	(108,081)			(108,477)

Income before minority interest	187,374	181,036	(17,192)	(164,197)	187,021

Minority interest				353	353

Net income (loss) for the year	187,374	181,036	(17,192)	(163,844)	187,374

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated

	For the year ended December 31, 2004
		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A	Others	adjustments	Consolidated
	(Parent Company and		(Non
	guarantor)	(Guarantor)	guarantors)
	(In thousand of reais)
Revenue
Air transportation revenues		4,322,446	122,947		4,445,393
Other operating revenues	1,346	249,874	47,668		298,888
Taxes and deductions	(67)	(219,604)	(4,239)		(223,910)

Net operating revenues	1,279	4,352,716	166,376		4,520,371

Cost of services rendered		(2,923,726)	(86,344)		(3,010,070)

Gross profit	1,279	1,428,990	80,032		1,510,301

Operating income (expenses)
Selling		(844,967)	(45,990)		(890,957)
General and administrative	(158)	(294,258)	(16,211)		(310,627)
Executive management fees	(835)	(11,232)	(1,931)		(13,998)
Financial expenses	(216)	(110,118)	(4,049)	1,526	(112,857)
Financial income	30	27,951	3,827	(1,526)	30,282
Equity	343,339	306		(343,645)
Other operating expenses, net	(2,291)	(11,594)	(725)		(14,610)

Operating income	341,148	185,078	14,953	(343,645)	197,534

Non-operating income (expense), net		303,447	(3,321)		300,126

Income before income tax and social contribution	341,148	488,525	11,632	(343,645)	497,660

Income tax and social contribution	(16)	(155,834)	(115)		(155,965)

Income before minority interest	341,132	332,691	11,517	(343,645)	341,695

Minority interest				(563)	(563)

Net income for the year	341,132	332,691	11,517	(344,208)	341,132

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(c)	Statement of cash flows

	For the year ended December 31, 2006
		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A.	Others	adjustments	Consolidated
	(Parent Company and		(Non
	guarantor)	(Guarantor)	guarantors)
	(In thousand of reais)
Cash flows from operating activities

Net income for the year	555,954	502,458	3,188	(505,646)	555,954
Adjustments to reconcile net income to cash provided by operating activities

Depreciation and amortization		100,894	961		101,855
Deferred income tax and social contribution		26,892			26,892
Provision for contingencies and tax obligations under judicial deposits		68,316	344		68,660
Equity	(521,564)	16,928		504,636
Amortization of goodwill	717				717
Residual value of long lived assets disposals		17,850	(338)		17,512
Indexation charges and exchange variations, net	20,087	12,720	707		33,514
Other provisions		10,195	(1,317)		8,878
Minority interest				1,010	1,010

	55,194	756,253	3,545		814,992

(Increase) decrease in assets
Trade accounts receivable		(44,131)	8,885	5,201	(30,045)
Inventories		(7,765)	27		(7,738)
Taxes recoverable	928	(16,133)	(1,210)	(7,895)	(24,310)
Prepaid expenses	(1,800)	(9,376)	(360)	21,075	9,539
Advances to aircraft manufacturers		(247,879)			(247,879)
Deposits in guarantee		(31,861)	32	(32)	(31,861)
Related parties		(536)		536
Deferred income tax and social contribution	1,848	21,745			23,593
Judicial deposits	(14)	283	1		270
Advances for aircraft maintenance		(46,596)			(46,596)
Other		(51,211)	(556)	(13,799)	(65,566)

Increase (decrease) in liabilities
Suppliers		52,234	17,055	(4,520)	64,769
Salaries and payroll charges	19	57,763	2,294	4	60,080
Advance from ticket sales		197,972	3,591		201,563
Taxes and tariffs payable	(12)	27,903	736		28,627
Financial and operating lease		(28,752)			(28,752)
Income tax and social contribution payable	(3,409)	(25,080)		3,409	(25,080)
Related parties	536			(536)
Other	1,568	7,129	4,064	13,803	26,564

Net cash provided by operating activities	54,858	611,962	38,104	17,246	722,170

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(continued)

	For the year ended December 31, 2006
		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A.	Others	adjustments	Consolidated
	(Parent company		(Non
	and guarantor)	(Guarantor)	guarantors)
	(In thousand of reais)
Cash flows from investing activities
Advance for future capital increase in consolidated subsidiary	(508,486)			508,486
Acquisition of property, plant and equipment		(133,747)	(2,389)		(136,136)

Net cash used in investing activities	(508,486)	(133,747)	(2,389)	508,486	(136,136)

Cash flows from financing activities
Capital increase	273,164				273,164
Dividends paid	(29,045)				(29,045)
Advance for future capital increase from parent company		508,486		(508,486)
Finance lease — issuance		1,248,331			1,248,331
Finance lease — repayments		(1,088,626)			(1,088,626)
Operating lease — issuance
Operating lease — repayments		(15,310)			(15,310)
Debentures — issuance	508,486				508,486
Debentures — repayments		(25,510)	2		(25,508)

Net cash provided by financing activities	752,605	627,371	2	(508,486)	871,492

Increase in cash and banks and financial investments	298,977	1,105,586	35,717	17,246	1,457,526

Cash and banks and financial investments at the end of the year	668,651	1,727,739	62,222	(5,634)	2,452,978
Cash and banks and financial investments at the beginning of the year	(369,674)	(622,153)	(26,505)	22,880	(995,452)

Change in cash and banks and financial investments	298,977	1,105,586	35,717	17,246	1,457,526

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated

	For the year ended December 31, 2005
		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A.	Others	adjustments	Consolidated
	(Parent company		(Non
	and guarantor)	(Guarantor)	guarantors)
	(In thousand of reais)
Cash flows from operating activities

Net income (loss) for the year	187,374	181,036	(17,192)	(163,844)	187,374
Adjustments to reconcile net income to cash provided by operating activities

Depreciation and amortization		84,503	850		85,353
Deferred income tax and social contribution	(4,483)	(40,675)	(1)		(45,159)
Provision for contingencies and tax obligations under judicial deposits	(4)	202,548	2,044		204,588
Equity	(174,344)	10,147		164,197
Amortization of goodwill	1,341				1,341
Residual value of long lived assets disposals		3,903	4,017		7,920
Indexation charges and exchange variations, net		15,068	(148)		14,920
Other provisions		(5,298)	1,055		(4,243)
Minority interest				(353)	(353)

	9,884	451,232	(9,375)		451,741

(Increase) decrease in assets
Trade accounts receivable	50	(222,950)	21,580	(4,266)	(205,586)
Inventories		(10,463)	(7)		(10,470)
Taxes recoverable	(7,007)	(16,171)	(909)	7,895	(16,192)
Prepaid expenses		(16,028)	765	(27,368)	(42,631)
Advances to aircraft manufacturers		(71,910)			(71,910)
Deposits in guarantee		(11,915)	285	1,639	(9,991)
Related parties		22,592	16	(22,608)
Deferred income tax and social contribution	1,470	40,839	2		42,311
Judicial deposits		(8,295)	123		(8,172)
Advances for aircraft maintenance					—
Other		(8,032)	1,625	1,790	(4,617)

Increase (decrease) in liabilities
Suppliers		26,815	(11,254)	2,271	17,832
Salaries and payroll charges	53	13,094	(199)	(4)	12,944
Advance from ticket sales		191,114	(803)	1	190,312
Taxes and tariffs payable	13	(14,262)	60		(14,189)
Financial and operating lease		(46,117)			(46,117)
Income tax and social contribution payable	3,393	24,017		(3,409)	24,001
Related parties	(22,592)			22,592
Other	(2)	34,877	(13,329)	(1,413)	20,133

Net cash provided by (used in) operating activities	(14,738)	378,437	(11,420)	(22,880)	329,399

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(continued)

	For the year ended December 31, 2005
		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A.	Others	adjustments	Consolidated
	(Parent company		(Non
	and guarantor)	(Guarantor)	guarantors)
	(In thousand of reais)
Cash flows from investing activities
Acquisition of property, plant and equipment		(118,423)	8,880		(109,543)

Net cash provided by (used in) investing activities		(118,423)	8,880		(109,543)

Cash flows from financing activities
Capital increase	383,942				383,942
Dividends paid
Advance for future capital increase from parent company
Finance lease — issuance		626,819			626,819
Finance lease — repayments		(516,778)	(198)		(516,976)
Operating lease — issuance		23,144			23,144
Operating lease — repayments		(12,758)			(12,758)
Debentures — issuance					—
Debentures — repayments		(25,436)			(25,436)

Net cash provided by (used in) financing activities	383,942	94,991	(198)		478,735

Increase in cash and banks and financial investments	369,204	355,005	(2,738)	(22,880)	698,591

Cash and banks and financial investments at the end of the year	369,674	622,153	26,505	(22,880)	995,452
Cash and banks and financial investments at the beginning of the year	(470)	(267,148)	(29,243)		(296,861)

Change in cash and banks and financial investments	369,204	355,005	(2,738)	(22,880)	698,591

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated

	For the year ended December 31, 2004
		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A.	Others	adjustments	Consolidated
	(Parent company		(Non
	and guarantor)	(Guarantor)	guarantors)
	(In thousand of reais)
Cash flows from operating activities

Net income for the year	341,132	332,691	11,517	(344,208)	341,132
Adjustments to reconcile net income to cash provided by operating activities

Depreciation and amortization	101	90,509	816		91,426
Deferred income tax and social contribution		39,879	34,794		74,673
Provision for contingencies and tax obligations under judicial deposits	(6)	85,261	2,393		87,648
Equity	(343,339)	(306)		343,645
Amortization of goodwill	2,291				2,291
Residual value of long lived assets disposals		577,388	55		577,443
Finance leases modified to operating leases, long-term portion		(833,046)	(477)		(833,523)
Indexation charges and exchange variations, net		9,861	32		9,893
Other provisions		9,043			9,043
Minority interest				563	563

	179	311,280	49,130		360,589

(Increase) decrease in assets
Trade accounts receivable	159	(260,918)	(46,171)	40,020	(266,910)
Inventories		(9,409)	158		(9,251)
Taxes recoverable		26,634	(1,124)		25,510
Prepaid expenses		7,038	(2,034)		5,004
Advances to aircraft manufacturers		2,573			2,573
Deposits in guarantee		7,834	(990)		6,844
Related parties		(188)	(213)	401
Deferred income tax and social contribution		34,794	(34,794)
Judicial deposits		(4,949)	(1,206)		(6,155)
Advances for aircraft maintenance
Other	5	9,446	(8,417)		1,034

Increase (decrease) in liabilities
Suppliers		53,279	50,961	(39,813)	64,427
Salaries and payroll charges	(103)	61,676	2,055		63,628
Advance from ticket sales		138,590	3,512		142,102
Taxes and tariffs payable	(32)	(12,064)	(44)		(12,140)
Financial and operating lease		(25,658)			(25,658)
Income tax and social contribution payable	16	3,056			3,072
Related parties	188			(188)
Other	2	7,884	6,290	(420)	13,756

Net cash provided by operating activities	414	350,898	17,113		368,425

TAM S.A. and Subsidiaries
Notes to the Consolidated Financial Statements
In thousands of reais, unless otherwise indicated
(continued)

	For the year ended December 31, 2004
		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A.	Others	adjustments	Consolidated
	(Parent company		(Non
	and guarantor)	(Guarantor)	guarantors)
	(In thousand of reais)
Cash flows from investing activities
Acquisition of property, plant and equipment		(121,651)	(634)		(122,285)

Net cash provided by (used in) investing activities		(121,651)	(634)		(122,285)

Cash flows from financing activities
Finance lease — issuance		214,872			214,872
Finance lease — repayments		(269,566)	(120)		(269,686)
Operating lease — issuance		20,212			20,212
Operating lease — repayments		(16,258)			(16,258)
Debentures — issuance		6,388			6,388
Debentures — repayments		(77,130)			(77,130)

Net cash used in financing activities		(121,482)	(120)		(121,602)

Increase in cash and banks and financial investments	414	107,765	16,359		124,538

Cash and banks and financial investments at the end of the year	470	267,148	29,243		296,861
Cash and banks and financial investments at the beginning of the year	(56)	(159,383)	(12,884)		(172,323)

Change in cash and banks and financial investments	414	107,765	16,359		124,538

*                      *                      *

EXHIBIT INDEX

Exhibit No.	Description

1.1	By-laws of the Registrant (English translation), incorporated herein by reference from our fourth pre-effective amendment to our Registration Statement on Form F-1, filed February 17, 2006, File No. 333-131938.

2.1	Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and the Holders from time to time of American Depositary Shares issued there under, including the form of American Depositary Receipts, incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.1	A320 Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industrie GIE) and TAM Linhas Aéreas S.A. (formerly known as TAM Transportes Aéreas Meridionais S/A and as successor in interest in TAM-Transportes Aéreas Regionais S.A.), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.2	A350 Family Purchase Agreement, dated December 20, 2005, between Airbus S.A.S. and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.3	Tay Engine Maintenance Agreement, dated September 14, 2000, between TAM Linhas Aéreas S.A. and MTU Motoren-und Turbinen-Union Muchen GmbH, incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.4	V2500 Maintenance Agreement, dated September 14, 2000, between TAM Transportes Aéreos Regionais S.A. (incorporated by TAM Linhas Aéreas S.A.) and MTU Maintenance Hannover GmbH (MTU), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.5	PW4168A Maintenance Service Agreement, dated September 14, 2000, between TAM Linhas Aéreas S.A. and United Technologies International, Inc., Pratt & Whitney Division, incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.6	Novation and Amendment Agreement, dated November 8, 2001, between Rolls-Royce, MTU Aero Engines GmbH and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.7	General Terms Agreement N° GE-00-0059, dated May 2001, among General Electric Company. GE Engine Services Distribution LLC and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.8	General Services Agreement, dated October 3, 2003, between Sabre Travel Information Limited and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

8.1	List of subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer.

13.1	Section 1350 Certification of Chief Executive Officer.

13.2	Section 1350 Certification of Chief Financial Officer.