Form 20-F
period 2007-12-31
TAM S.A.; TAM AIRLINES S.A.; TAM CAPITAL INC.
filed 2008-06-25
CIK 1353691, 1415933, 1415934

As filed with the Securities and Exchange Commission on June 25, 2008

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 20-F

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2007

OR
TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR
SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 333-131938	Commission file number 333-145838-02	Commission file number 333-145838-01

TAM S.A.	TAM Capital Inc.	TAM Linhas Aéreas S.A.
(Exact name of registrant as	(Exact name of registrant as	(Exact name of registrant as
specified in its charter)	specified in its charter)	specified in its charter)

Not applicable	Not applicable	TAM Airlines S.A.
(Translation of registrant	(Translation of registrant	(Translation of registrant
name into English)	name into English)	name into English)

The Federative Republic of Brazil	Cayman Islands	The Federative Republic of Brazil
(State or other jurisdiction of	(State or other jurisdiction of	(State or other jurisdiction of
incorporation or organization)	incorporation or organization)	incorporation or organization)

4512	4512	4512
(Primary Standard Industrial	(Primary Standard Industrial	(Primary Standard Industrial
Classification Code Number)	Classification Code Number)	Classification Code Number)

Not applicable	Not applicable	Not applicable
(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)	(I.R.S. Employer Identification Number)

Av. Jurandir, 856, Lote 4, 1° andar
04072-000, São Paulo, SP
Federative Republic of Brazil
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Preferred Shares issued by TAM S.A., without par value	New York Stock Exchange*
American Depositary Shares (as evidenced by	New York Stock Exchange
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

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

     TAM Capital Inc. U.S.$300,000,000 7.375% Senior
Guaranteed Notes due 2017, unconditionally guaranteed by
TAM S.A. and TAM Linhas Aéreas S.A.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

59,791,955 Common Shares
90,793,192 Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ( Yes ( No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer Accelerated filed Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow. Item 17 Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No

INTRODUCTION

     In this annual report, “TAM S.A.” refers to TAM S.A. , a sociedade anônima organized under the laws of Brazil, “TAM Linhas Aéreas” refers to TAM Linhas Aéreas S.A., a sociedade anônima organized under the laws of Brazil and “TAM Capital” refers to TAM Capital Inc., an exempted company incorporated with limited liability in the Cayman Islands. The terms “we,” “our” and “us” refer to the TAM S.A. and its consolidated subsidiaries (TAM Linhas Aéreas, TAM Capital, Transportes Aéreos del Mercosur S.A., or TAM Mercosur, Fidelidade Viagens e Turismo Ltda., or TAM Viagens and TAM Financial Services Ltd., or TAM Financial). References to “preferred shares” and “ADSs” refer to the non-voting preferred shares of TAM S.A. and the American depositary shares representing those preferred shares, respectively, except where the context otherwise requires.

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

  “RASK” means revenue per ASK, or quotient of dividing net operating revenue by the number of available seat kilometers. The result is presented in this annual report in centavos per ASK.

  “RPK” means revenue passenger kilometer corresponding to the product of multiplying the number of paying passengers transported by the number of kilometers flown by such passengers.

  “Yield” means the average amount paid per passenger to fly one kilometer.

PRESENTATION OF FINANCIAL AND OTHER DATA

     We prepare our consolidated annual financial statements and unaudited interim condensed consolidated financial information in accordance with Law No. 6,404/76, as amended (which we refer to as Brazilian corporation law), accounting standards issued by the Brazilian Institute of Independent Accountants (Instituto dos Auditores Independentes do Brasil) and the standards and procedures established by the CVM. We refer to these accounting practices, standards and procedures as accounting practices adopted in Brazil or Brazilian GAAP. Our consolidated annual financial statements and unaudited interim consolidated financial information are also prepared in accordance with ANAC Administrative Decree No. 33 of January 13, 2005, which sets domestic price levels for embarkation, parking, stopovers and unified prices for the use of airport infrastructure, or the ANAC Account Plan. Our consolidated annual financial statements also include the reconciliation of shareholders’ deficit and net income (loss) to generally accepted accounting principles in the United States, or U.S. GAAP. Brazilian GAAP differs in certain significant respects from U.S. GAAP. For a summary of certain significant differences, see note 29 of our consolidated annual financial statements for the years ended December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, included elsewhere in this annual report. For a summary of the reconciliation from Brazilian GAAP to U.S. GAAP in our consolidated annual financial statements and unaudited financial information see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Reconciliation to U.S. GAAP,” and our audited consolidated annual financial statements at December 31, 2007 and 2006 and for each of the three years ended December 31, 2007, included elsewhere in this annual report.

     Our audited consolidated annual financial statements at December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007 which have been audited by our independent registered public accounting firm, are included in this annual report.

     We maintain our books and records in reais.

     All references in this annual report to numbers of our common and preferred shares reflect a share split which took place on May 16, 2005, pursuant to which holders of our existing shares received two shares of the same class and type for each share held.

     This annual report contains translations of various real amounts, before rounding, into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the real amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated the real amounts using a rate of R$1.77 to US$1.00, the U.S. dollar selling rate at December 31, 2007 published by the Central Bank on its electronic information system, SISBACEN, using transaction PTAX 800, option 5. On May 30, 2008, the U.S. dollar selling rate published by the Central Bank on SISBACEN, using transaction PTAX 800, option 5, was R$1.63 to US$1.00.

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

  our level of indebtedness and other payment obligations;

  our plans relating to investments and capital expenditures;

  variations in interest rates, inflation and the exchange rate relating to the real (with respect to both potential depreciation and appreciation of the real);

  existing and future regulations;

  increases in fuel costs, maintenance costs and insurance premiums;

  changes in market prices, preferences of consumers and competitive conditions;

  cyclical and seasonal variations in our results of operations;

  defects or other mechanical problems in our aircraft;

  developments in the Brazilian civil aviation infrastructure, including air traffic control, airspace and airport infrastructure;

  the implementation of our strategies and growth plans;

  changes in fiscal policy and tax laws; and

  other risk factors set forth in “Item 3. Key Information — D. Risk Factors.”

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

     The summary consolidated annual financial information at December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, prepared in accordance with Brazilian GAAP, is derived from our audited consolidated annual financial statements included elsewhere in this annual report audited by our independent registered public accounting firm.

     The summary information described above also includes the reconciliation of certain items to U.S. GAAP. Brazilian GAAP differs in certain significant respects from U.S. GAAP. For a summary of certain significant differences, see note 29 of our consolidated annual financial statements for the year ended December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, included elsewhere in this report. For a summary of the reconciliation from Brazilian GAAP to U.S. GAAP in our consolidated annual financial statements see “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Reconciliation to U.S. GAAP.”

     For your convenience, the following tables also contain U.S. dollar translations of the real amounts presented at December 31, 2007, translated using the rate of R$1.77 to US$1.00, the U.S. dollar selling rate at December 31, 2007 published by the Central Bank on SISBACEN, using transaction PTAX 800, option 5.

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

	At December 31,

Brazilian GAAP	2007	2007	2006	2005	2004	2003

	(US$ millions)			(R$ millions)
Balance sheet data
Cash and banks	76	135	123	93	86	71
Financial investments	1,397	2,472	2,331	903	211	101
Customer accounts receivable	530	938	781	763	553	293
Total assets	3,697	6,543	5,168	3,311	2,203	2,788
Debt(1)	621	1,100	453	270	151	81
Finance lease and operating lease liabilities(1)	71	126	162	218	261	1,235
Debentures(1)	301	532	569	59	75	137
Advance ticket sales	447	792	759	558	367	225
Shareholders’ equity	843	1,492	1,443	760	191	42

(1)	Refers to the total balance of current liabilities plus long-term liabilities.

	At December 31,

U.S. GAAP	2007	2007	2006	2005

	(US$ millions)		(R$ millions)
Balance sheet data
Cash and cash equivalents	264	467	300	93
Marketable securities	1,209	2,140	2,153	903
Customer accounts receivable, net	530	938	781	763
Total assets	5,636	9,975	7,657	6,057
Debt(1)	621	1,100	453	270
Obligations under finance leases(1)	1,608	2,846	2,369	2,845
Debentures(1)	301	532	569	59
Advance ticket sales	447	792	759	558
Shareholders’ equity	1,111	1,967	1,532	620

(1)	Refers to the total balance of current liabilities plus long-term liabilities.

	Year Ended December 31,

Brazilian GAAP	2007	2007	2006	2005	2004	2003

	(US$ millions)(1)			(R$ millions)(1)

Statement of operations data
Gross operating revenue	4,788	8,474	7,700	5,910	4,744	3,768
Air transportation revenues:
Domestic	2,731	4,834	5,162	4,192	3,233	2,688
International	1,203	2,130	1,537	1,034	893	679
Cargo	439	777	487	407	319	236
Other operating revenues	415	733	514	277	299	165
Taxes and deductions	(182)	(323)	(355)	(261)	(224)	(176)

Net operating revenue	4,605	8,151	7,345	5,649	4,520	3,592
Operating expenses:
Fuel	(1,433)	(2,536)	(2,130)	(1,695)	(1,067)	(787)
Sales and marketing	(551)	(975)	(875)	(855)	(656)	(527)
Aircraft and flight equipment leases	(498)	(881)	(719)	(627)	(651)	(648)
Personnel	(734)	(1,299)	(873)	(669)	(546)	(417)
Maintenance	(264)	(467)	(388)	(356)	(389)	(372)
Services rendered by third parties	(310)	(549)	(540)	(374)	(360)	(304)
Landing, take-off and navigational tariffs	(238)	(421)	(315)	(233)	(186)	(151)
Depreciation and amortization	(66)	(116)	(102)	(85)	(91)	(155)
Aircraft insurance	(19)	(34)	(35)	(40)	(53)	(77)
Other	(345)	(611)	(372)	(302)	(227)	(186)

Total operating expenses	(4,457)	(7,889)	(6,348)	(5,235)	(4,226)	(3,624)

Gross income (loss)	148	262	997	413	294	(32)
Financial income (expenses), net	(3)	(5)	56	(178)	(82)	261
Other operating income (expenses), net	(25)	(44)	(126)	(31)	(14)	(9)

Operating income (loss)	120	213	927	204	198	220
Non-operating income (expenses), net	(24)	(42)	11	(8)	300	15

Income (loss) before income tax and social contribution	97	171	938	196	498	235
Income tax and social contribution	(24)	(42)	(325)	(75)	(156)	(61)

Income (loss) before minority interest	73	129	613	122	342	174
Minority interest	0	0	(1)	—	(1)	0

Income (loss) for the year	73	129	612	122	341	174

Number of shares outstanding at year end, excluding
treasury shares (in thousands of shares) (2):
Common shares	59,792	59,792	59,792	59,816	29,908	29,908
Preferred shares	90,793	90,793	90,771	84,243	31,457	31,457
Total	150,585	150,585	150,563	144,059	61,365	61,365
Net income (loss) per share (in reais and US dollars) (2)	0.34	0.61	3.69	1.30	2.78	1.42
Net income (loss) per ADS (in reais and US dollars) (2)	0.34	0.61	3.69	1.30	2.78	1.42
Dividends declared per share:
Common shares (in reais and US dollars)	0.1182	0.2093	0.8949	0.2041	—	—
Preferred shares (in reais and US dollars)	0.1182	0.2093	0.8949	0.2041	—	—
Dividends declared per ADS (in reais and US dollars)	0.1182	0.2093	0.8949	0.2041	—	—

(1)	Except where indicated.

(2)	A share split took place on May 16, 2005, pursuant to which all holders of our existing shares received two shares of the same class and type for each share held. All periods are presented considering the share split effects.

	Year ended December 31,

U.S. GAAP	2007	2007	2006	2005

	(US$ millions)(1)		(R$ millions)(1)

Statement of operations data
Gross operating revenue	4,776	8,454	7,686	5,895
Air transportation revenues:
Domestic	2,731	4,834	5,162	4,192
International	1,203	2,130	1,538	1,034
Cargo	439	777	487	407
Other operating revenues	403	714	499	262
Taxes and deductions	(182)	(323)	(356)	(261)

Net operating revenue	4,594	8,131	7,330	5,634
Operating expenses:
Fuel	(1,433)	(2,536)	(2,130)	(1,695)
Sales and marketing	(551)	(975)	(875)	(855)
Aircraft and flight equipment leases	(280)	(495)	(381)	(300)
Personnel	(739)	(1,308)	(878)	(666)
Maintenance	(269)	(477)	(388)	(356)
Services rendered by third parties	(310)	(548)	(531)	(357)
Landing, take-off and navigational tariffs	(238)	(421)	(315)	(233)
Depreciation and amortization	(156)	(276)	(223)	(206)
Aircraft insurance	(19)	(34)	(35)	(40)
Other	(364)	(644)	(483)	(314)

Total operating expenses	(4,358)	(7,714)	(6,239)	(5,022)

Operating income	236	417	1,091	612
Financial income (expenses), net	147	260	152	32
Income before income tax and social contribution	383	678	1,242	644
Income tax and social contribution	(118)	(209)	(433)	(217)

Income before minority interest	265	469	809	427
Minority interest	0	0	(1)	—

Income for the year	265	469	808	427

Income per share basic and diluted (weighted average) (2):
Common shares (in reais and US dollars)	1.75	3.10	5.42	3.13
Previous preferred shares (in reais and US dollars)	—	—	—	1.35
Current preferred shares (in reais and US dollars) (3)	1.75	3.10	5.42	1.90
Income per ADS basic and diluted (weighted average) (in reais and US dollars):	1.75	3.10	5.42	3.25

(1)	Except where indicated.

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

Operating Data Computed Using Financial	Year Ended December 31,

Information Under Brazilian GAAP	2007	2007	2006	2005	2004	2003

	(US$)	(R$)	(R$)	(R$)	(R$)	(R$)
Operating data	(unaudited)
RASK (cents/centavos)	9.67	17.12	20.65	20.16	21.53	19.90
RASK scheduled domestic (cents/centavos)	8.76	15.51	19.88	20.30	20.84	18.09
RASK scheduled international (cents/centavos)	7.03	12.44	16.21	14.70	17.13	19.23
Yield scheduled domestic (cents/centavos)	13.23	23.42	29.05	31.42	35.21	34.27
Yield scheduled international (cents/centavos)	9.98	17.66	21.28	20.10	23.96	26.65
CASK (cents/centavos)	9.36	16.57	17.85	18.63	20.12	19.10
CASK except fuel (cents/centavos)	6.35	11.24	11.86	12.58	15.04	14.60
Average tariff (dollars/reais)	140.51	248.71	267.74	267.05	305.17	286.50

Operating Data Computed Using Financial	Year Ended December 31,

Information Under U.S. GAAP	2007	2007	2006	2005

	(US$)	(R$)	(R$)	(R$)
Operating data	(unaudited)
RASK (cents/centavos)	9.65	17.08	20.61	21.53
RASK scheduled domestic (cents/centavos)	8.76	15.51	19.88	20.77
RASK scheduled international (cents/centavos)	7.03	12.44	16.21	17.09
Yield scheduled domestic (cents/centavos)	13.23	23.42	29.05	35.21
Yield scheduled international (cents/centavos)	9.98	17.66	21.28	23.96
CASK (cents/centavos)	9.15	16.2	17.54	19.18
CASK except fuel (cents/centavos)	6.14	10.87	11.55	14.10
Average tariff (dollars/reais)	140.51	248.71	267.74	305.17

	Year Ended December 31,

Additional Operating Data	2007	2006	2005	2004	2003

	(unaudited)
Paid passengers transported (thousands)	27,850	25,022	19,571	13,522	11,198
RPK (millions)	33,500	26,289	19,797	13,854	10,916
ASK (millions)	47,599	35,564	28,024	20,999	18,003
Load factor - %	70.4%	73.9%	70.6%	66.0%	60.6%
Break-even load factor (BELF) - %	68.1%	63.9%	65.3%	61.7%	61.2%
Block hours	462,380	390,839	323,729	241,684	210,282
Kilometers flown - km (thousands)	273,056	226,344	185,158	139,367	119,984
Liters of fuel	1,739,430	1,336,917	1,073,918	820,335	710,962
Number of employees	20,469	13,195	9,669	8,215	7,665
Average aircraft use during the period (hours per day)	12.6	12.66	11.36	8.98	7.62
Take-offs	261,171	245,163	209,831	158,898	147,122
Average leg (km)	1,046	923	882	877	816

     Exchange Rates

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

     The following tables set forth the Commercial Market rate for the purchase of U.S. dollars expressed in reais per U.S. dollar for the periods and dates indicated:

	Exchange Rates of Reais per U.S. $1.00

Year Ended	Low	High	Average(1)	Period End

December 31, 2003	2.822	3.662	3.072	2.889
December 31, 2004	2.654	3.205	2.926	2.654
December 31, 2005	2.163	2.762	2.285	2.341
December 31, 2006	2.059	2.371	2.215	2.138
December 31, 2007	1.733	2.156	1.944	1.771

(1)	Represents the daily average rate during each of the relevant periods. Source: Central Bank.

	Exchange Rates of Reais per U.S. $1.00

Month Ended	Low	High	Period End

December 2007	1.762	1.823	1.771
January 2008	1.741	1.830	1.760
February 2008	1.672	1.768	1.683
March 2008	1.670	1.749	1.749
April 2008	1.658	1.753	1.687
May 2008	1.6294	1.6949	1.6294
June 2008 (through June 24, 2008)	1.6042	1.6428	—

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

  Brazilian economic growth;

  inflation;

  interest rates;

  variations in exchange rates;

  exchange control policies;

  fiscal policy and changes in tax laws;

  liquidity of domestic capital and lending markets;

  government control of production activities and oil refining; and

  other political, diplomatic, social and economic developments in or affecting Brazil.

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

     As a result of inflationary pressures, the Brazilian currency has depreciated frequently over the past decade. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2002, the real fell 34.3% against the U.S. dollar, caused in part by political uncertainties involving the presidential election in Brazil and the global economic recession. Notwithstanding the fact that the real has appreciated 13.4%, 9.5% and 17.2% against the U.S. dollar in 2005, 2006 and 2007 respectively, there can be no guarantees as to whether the real will depreciate or appreciate against the U.S. dollar in the future. The real/U.S. dollar exchange rate reported by the Central Bank on December 31, 2007 was R$1.7713 per U.S. dollar and on May 30, 2008 the exchange rate was R$1.6294 per U.S. dollar.

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

     Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist. According to the General Price Index (¥ndice Geral de Preços-Mercado, or IGP-M), Brazilian general price inflation rates were 1.2%, 3.8% and 7.7% in 2005, 2006 and 2007 respectively. According to the National Consumer Price Index (¥ndice Nacional de Preços ao Consumidor Amplo, or IPCA), Brazilian price inflation rates were 5.7%, 3.1% and 4.5% in 2005, 2006 and 2007 respectively.

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

     Beginning in 2003, as inflationary pressures eased, the Conselho Monetário Nacional, the highest monetary regulatory body in the Brazilian government, decreased the TJLP. The TJLP at December 31, 2006 was 6.8%, and 6.25% at December 31, 2007. However, any increase in inflation or other macroeconomic pressures may lead the Conselho Monetário Nacional to increase the TJLP.

     In addition, as repayments under many of our operating leases are linked to LIBOR, we are exposed to the risk of variations in LIBOR. At December 31, 2007, the estimated future disbursements due on these operating lease contracts linked to LIBOR amounted to US$4,198 million.

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

     The importation of any new aircraft is subject to approval by the Commission for Coordination of Civil Air Transportation (Comissão de Coordenação de Transporte Aéreo Civil, or COTAC), a sub-department of ANAC. Recently, ANAC has actively monitored developments in Brazil’s airline market and has taken certain restrictive measures that have helped to restore greater stability to the industry. Our growth plans include expanding into new markets, increasing flight frequency and expanding our fleet, which currently consists of 115 aircraft. Accordingly, our capacity to grow is dependent on receiving the necessary authorizations from ANAC, COTAC and the Bureau of International Relations (Superintendência de Relações Internacionais, or SRI). We cannot assure you that we will obtain all necessary authorizations in future and any failure to do so would require us to re-evaluate our strategies.

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

     Fuel costs represent a significant portion of operating expenses for airlines in general and fuel prices have risen significantly in recent periods. For the year ended December 31, 2007, fuel costs represented 32.2% of our costs for services rendered and our operating expenses.

     Historically, fuel prices have been subject to significant variations in international prices, which in turn vary as a result of global political issues and global supply and demand. The availability of fuel is also subject to periods of market scarcity and surplus and is affected by the demand for gasoline and other petroleum derivatives. It is therefore not possible to predict the cost and availability of fuel in the future with any degree of certainty. In the event that the supply of fuel is reduced for any reason, we may need to increase our prices or reduce our scheduled services, which would adversely affect our net revenues. In addition, some of our competitors may be able to obtain fuel at better terms (with respect to both price and quality) than we are able. Our hedging transactions (which currently cover a minimum of 30% and a maximum of 80% of our projected fuel consumption for up to a rolling 24 month period) or our margin for adjusting prices is unlikely to be sufficient to protect us from fuel price increases. If our competitors are able to obtain fuel on more competitive terms than us, they may be able to decrease their prices and obtain market share from us and this would adversely affect our results of operations. Significant increases in fuel costs may harm our financial condition and results of operations in the event that it is not possible for us to pass on such price increases to passengers in our fares.

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

     At December 31, 2007, we had firm orders outstanding with Airbus to lease an additional 47 Airbus A320 family aircraft, six Airbus A330 family aircraft, two Airbus A340 family aircraft and 22 Airbus A350 aircraft together with an additional 20 options for Airbus A320 family aircraft and ten options for Airbus A350 aircraft. We also had firm orders outstanding with Boeing to lease four Boeing 777 aircraft, with an additional four options. Any disruption or change in the manufacturers’ delivery schedules for these new aircraft will affect our operations and would negatively affect our financial condition and results of operations because we would not be able to accommodate demand from additional passengers. Our ability to obtain these new aircraft from Airbus or Boeing may be affected by several factors, including (i) the fact that Airbus or Boeing may refuse to, or be financially limited in its ability to, fulfill the obligations it assumed as a result of entering into the aircraft delivery contract, (ii) the occurrence of a fire, strike or other events affecting Airbus’ or Boeing’s ability to fulfill its contractual obligations in a complete and timely fashion, and (iii) any inability on our part to obtain aircraft financing or any refusal by Airbus or Boeing to provide financial support. Our operations may also be affected by any failure or inability of Airbus or Boeing (or other suppliers) to supply sufficient replacement parts in a timely fashion, which may cause the suspension of operations of certain aircraft because of unscheduled or unplanned maintenance. Any such suspension of operations would adversely affect our financial condition because of the decrease in passenger revenues that we would face.

     The reputation and financial results of airlines may be harmed by any accident or incident involving their aircraft.

     Any accident or incident involving the aircraft of any airline may require repair or replacement of the damaged aircraft and temporary or permanent loss of service, in addition to significant costs arising from indemnities payable to injured passengers and third parties. On July 17, 2007, TAM flight 3054 from Porto Alegre to São Paulo—Congonhas had an accident during landing at Congonhas airport. There were no survivors aboard the aircraft and additional fatalities in a TAM cargo facility into which the aircraft collided. We are not yet able to make final conclusions as to the financial impact of this incident or the impact on our brand. We believe that the level of insurance we have contracted in respect of accidents is consistent with market practice. However, we may incur losses in the event of any accident should the amounts payable pursuant to the terms of our insurance contracts be insufficient to cover the damage. Any requirement to pay amounts not covered by our insurance contracts may harm our business and results of operations. Any accident or incident involving one of our aircraft, even if completely covered by insurance, may affect our image and generate a public perception that we are less safe or reliable than other airlines, which in turn would harm consumer demand, our revenues and our market position. In addition, any accident or incident relating to an aircraft operated by another airline and which involves one of the same models of aircraft as are in our fleet may generate a public perception that the particular model of aircraft is unsafe, which in turn may also harm demand for our services, revenues and, consequently, our results of operations.

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

     Technical and operational problems in the Brazilian air traffic control systems since the last quarter of 2006 have led to extensive flight delays, higher than usual flight cancellations and increased airport congestion. This negatively affected our punctuality and operating results. The Brazilian government and air traffic control authorities have taken measures to improve the Brazilian air traffic control systems, but if the changes undertaken by the Brazilian government and regulatory authorities do not prove successful, these air traffic control related difficulties might reoccur or worsen, which might have a material adverse effect on our business, our results of operations and our growth strategy.

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

     Law No. 10,833 of December 29, 2003 provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our preferred shares by a nonresident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833 of December 29, 2003 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADSs between non-residents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADSs, this tax law would accordingly result in the imposition of withholding taxes on the disposition of our ADSs by a nonresident of Brazil to another non-resident of Brazil.

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

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

     TAM S.A. is a holding company, founded in May 1997 (under the name CIT — Companhia de Investimentos em Transportes) for the specific purpose of participating in, managing and consolidating shareholdings in airlines. In November 1997, we implemented a corporate restructuring resulting in an increase of TAM Marília’s stake in our capital and the change of our corporate name to TAM — Companhia de Investimentos em Transportes. In September 2002 we again changed our corporate name to TAM S.A. We currently hold ownership interests in TAM Linhas Aéreas and TAM Mercosur. TAM Linhas Aéreas holds an ownership interest in TAM Viagens, TAM Capital and TAM Financial.

     TAM S.A. is a sociedade anônima organized and operating under the laws of Brazil. Our headquarters are located at Avenida Jurandir, 856, Lote 4, 1º andar, CEP 04072-000, São Paulo, SP, Brazil. Our telephone number is +55 11 5582 9715.

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

     TAM Mercosur operates scheduled air transportation operations and is headquartered in Asunción, Paraguay. TAM Mercosur, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia, was founded in March 1993 under the name Líneas Aéreas Paraguayas S.A. (LAPSA), with all capital stock held by the Government of Paraguay. The Paraguayan government currently holds 5.02% of TAM Mercosur’s capital stock. In January 1997, LAPSA’s corporate name was changed to Transportes Aéreos del Mercosur S.A. In September 2003, upon approval of TransAmérica’s dissolution and liquidation, we acquired all shares of TAM Mercosur held at the time by TransAmérica (which consisted of 94.98% of its capital stock). In the year ended December 31, 2007, TAM Mercosur’s net operating revenues represented 2.4% of our total consolidated net operating revenues. In 2007, we began a project to streamline the management of TAM Mercosur by integrating key administration and management functions with our central management in Brazil.

     TAM Viagens is a limited company (sociedade limitada) and tourism operator controlled by TAM Linhas Aéreas. Through TAM Viagens, we engage in operations involving the packaging and sale of tourism and corporate events in Brazil and abroad.

     In 2007, TAM Linhas Aéreas incorporated TAM Capital as a wholly-owned subsidiary, organized under the laws of the Cayman Islands, for the purpose of issuing US$300,000,000 7.375% senior guaranteed notes due 2017 on April 25, 2007. On December 18, 2007 we completed an exchange offer pursuant to which holders of 99.2% of the notes issued on April 25, 2007 exchanged their notes for new notes that were registered under the Securities Act of 1933, as amended, and otherwise carried identical terms.

     In 2007, TAM Linhas Aéreas incorporated TAM Financial 1 Limited as a wholly-owned subsidiary, organized under the laws of the Cayman Islands, for the purpose of raising funds for the payment of pre-delivery payments in respect of four Boeing 777 aircraft, and also incorporated TAM Financial Services 2 Limited as a wholly-owned subsidiary, organized under the laws of the Cayman Islands, whose main activities are involved aircraft acquisition and financing.

Capital Investments

     During 2007, we invested R$251.9 million in fixed assets, primarily replacement parts for our fleet. During the years ended December 31, 2006 and 2005, we invested R$136.1 million and R$109.5 million, respectively, principally made in parts and equipment for our fleet.

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

     On December 16, 2005, TAM Linhas Aéreas entered into a credit facility agreement with the IFC allowing TAM Linhas Aéreas to drawdown a maximum of US$50 million for the purpose of financing (i) a portion of the pre-delivery payments relating to our acquisition of ten Airbus A320 aircraft pursuant to a purchase agreement we entered into with Airbus on March 19, 1998, and (ii) our working capital. US$33 million of the principal amount is guaranteed by TAM S.A. The terms of the agreement provide that TAM Linhas Aéreas will repay the loan in 12 equal semi-annual installments, beginning in November 2006 and ending in May 2012. We record amounts drawn down under this facility in reais. As of December 31, 2007, we had R$51,414 million outstanding under this facility. TAM Linhas Aéreas is subject to certain restrictions in the agreement with IFC, including:

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

B. Business Overview

Overview

     We provide scheduled air transportation in both the domestic market and the international market through our operating subsidiaries TAM Linhas Aéreas and TAM Mercosur. According to data provided by ANAC, we are the leading airline in the domestic market, with a 48.9% share of this market in December 2007 and a 49.1% share in December 2006, as measured in RPKs. We offer flights throughout Brazil, serving the largest number of destinations in Brazil of all Brazilian airlines, and operate scheduled passenger and cargo air transport routes to 47 cities, in addition to an additional 34 domestic destinations that we serve through regional alliances with other airlines. We also directly serve 17 international destinations and provide connections to other destinations through commercial agreements with United Airlines, Lufthansa and certain other airlines. We offer convenience to our passengers by offering frequent and direct flights to and from all major domestic airports at competitive prices. In 2006 we carried approximately 22.9 million passengers on domestic flights and approximately 2.6 million passengers on international flights. We carried approximately 25 million passengers on domestic flights and 4 million passengers on international flights in 2007. In December 2007, we averaged 1,046 take-offs per day and in December 2005 we averaged 702 take-offs per day. In order to meet domestic demand, we primarily cater to the business market but also operate in the leisure and cargo markets, which complement our primary operations and allow us to maximize the use of our aircraft.

     At December 31, 2007, we operated with a fleet of 115 leased aircraft, consisting primarily of Airbus models A330, A320 and A319, as well as Fokker 100 aircraft, and we had 20,469 employees.

     Since our incorporation, we believe that we have demonstrated a history of sustained growth and a proven ability to adapt to the various stages through which the civil aviation industry in Brazil and around the world have passed. We believe that Brazil is currently the fourth largest domestic aviation market in the world and has one of the busiest shuttle services in the world (São Paulo - Rio de Janeiro).

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

     At December 31, 2007, the fleet of TAM Linhas Aéreas consisted of 115 leased aircraft, as set forth in the table below, including one Airbus A320 and three Fokker 100 aircraft subleased to TAM Mercosur, the fleet of which also includes one Cessna Caravan-model aircraft.

	Total at December 31,

Model	2007	2006	2005

Airbus A340	2	—	—
Airbus A330	12	10	10
Airbus A321	3	—	—
Airbus A320	70	50	36
Airbus A319	15	14	13
MD11	3	—	—
Fokker 100	10	21	25

Total	115	95	84

Competitive Advantages

     We believe that our principal competitive advantages are:

•	Value-added service at competitive prices. We believe that we offer the best combination in the domestic market of a network of destinations and frequent flights, with value-added service, high on-time rates and competitive prices, based on:

•
broad domestic network of destinations: our own domestic network serves 47 destinations in Brazil, many of which are direct flights, offering greater convenience to our clients. Through our regional alliances with Oceanair Linhas Aéreas Ltda. (Oceanair), Pantanal Linhas Aéreas S.A. (Pantanal), Passaredo Transportes Aéreas Ltda. (Passaredo), Total Linhas Aéreas S.A. (Total Linhas) and Trip Transporte Aéreo Regional do Interior Paulista Ltda. (Trip Transporte), our network extends to a further 34 destinations in Brazil;

	•	convenient schedules with high on-time arrival rates: according to ANAC, we offer more frequent flights than our domestic competitors and have achieved a high percentage of on-time arrivals;

•
efficient network of international destinations and supporting domestic service: we currently serve 17 profitable international destinations (ten in Latin America and seven intercontinental destinations) that are in high demand by the Brazilian public. We also serve various other destinations in North America, Europe, and other continents through agreements with several international carriers;

	•	special services: we have developed special services to meet specific demands and optimize the use of our aircraft, such as night and holiday flights offered at promotional rates.

•	Focus on cost management. We are an airline with low operating costs. In 2003, we initiated the implementation of a restructuring project. The principal aim of this ongoing project is to improve the use of our aircraft. We are currently implementing significant cost reductions, focusing our efforts on reducing operating and administrative expenses in particular. Our overall CASK decreased from R$17.85 in 2006 to R$16.57 in 2007. Some of our principal cost savings arise from:

•
efficient use of our aircraft: we have succeeded in significantly increasing the average load factor of our aircraft and the daily average block hours per aircraft by optimizing our network of destinations and our fleet. In 2007, the average load factor of our aircraft was 70.4% and the block hours per aircraft was 12.6 hours, compared to 73.9% and 12.7 hours in 2006;

•
modern and flexible fleet: we have one of the newest fleets in the domestic market, with an average age of 7.1 years at December 31, 2007. Our use of a modern fleet allows us to reduce operating and maintenance costs. We primarily operate Airbus aircraft (both narrow-and wide-bodied), in addition to Fokker aircraft, providing us with the flexibility required to serve routes of different passenger densities. We believe that all of our aircraft are equipped with the most advanced equipment and technology, ensuring greater reliability, comfort and safety. In 2006, we announced that we had placed a firm order with Boeing for the delivery of four new Boeing 777 aircraft to be delivered in 2008, with further options for four more Boeing 777 aircraft;

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

•
TAM Loyalty Program. We were the first airline to offer a loyalty program in Brazil and there are currently over 4.5 million members in the TAM Loyalty Program. We regard our loyalty program as a strong relationship tool and believe that it is the most flexible loyalty program in the market because it imposes no restrictions on flights or the number of seats available when members are redeeming accumulated points. Members may accumulate points quickly and easily by flying on TAM or partner airlines, making purchases through TAM Loyalty Program-affiliated credit cards or using services and products at partner establishments. In addition, the TAM Loyalty Program strengthens lines of communications with our passengers.

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

Strategy

     Our strategic goal is to consolidate and expand our leadership in the domestic and international passenger markets and to attain high levels of profitability in both markets. We will seek to pursue this goal by offering an overall service that delivers superior value to passengers, by continuing to reduce costs and by increasing the return on capital invested. To reach these objectives, our strategies are:

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

•
Increase revenue with profitability, serving a greater number of passengers at a competitive price. We will seek to continue to provide what we believe is an overall service that delivers the best value to our customers in the domestic market, offering more convenient and higher quality services at competitive prices. Our goal is to increase revenues as well as profitability through:

•
expansion of business traveler market: consolidating and expanding our traditional passenger base of business travelers, who we believe represent approximately 75% of demand for our domestic flights, through measures focusing on business travelers and sales channels that traditionally serve that market;

•
growth in our tourism and leisure travel operations: we believe that the tourism and leisure markets are complementary to our core market of business travelers. In order to more efficiently use our fleet, our strategy involves capturing additional demand in the tourism and leisure market through specific promotions for holidays and local events through scheduled operations. We also serve leisure travelers by (i) the operation of charter flights, and (ii) the sale of tourism packages through TAM Viagens (an indirect subsidiary controlled by TAM Linhas Aéreas). We believe that we are the largest charter operator in Brazil, with gross revenues of R$250 million and R$172 million at December 31, 2006 and December 31, 2007, respectively, representing approximately 3.2% and 2.0% of our consolidated revenues for the same periods. Through our subsidiary TAM Viagens, we also own the second-largest tourism and leisure travel operator in the country;

•
selective expansion in international markets: in the last three years, our international operations have consistently grown as a percentage of our total revenues. Int the year ended December 31, 2007, international flights represented 36% of our ASKs. Our strategy involves maintaining our leadership in the international market and selectively identifying new international destinations to serve our customers; and

•
expansion of our cargo business: greater utilization of cargo space in our aircraft to develop our cargo business line, while ensuring no negative effects on our commitment to further improve service to our passengers. Our cargo transportation business line represented R$487 million or 6.3% of our consolidated revenues at December 31, 2006 and R$777 million or 9.2% of our consolidated revenues at December 31, 2007.

•
Reduce our operating costs, optimizing the use of our fleet and streamlining our processes. We believe that the successful implementation of our strategy is closely linked to cost reductions and improved application of applying capital invested. We are pursuing this strategy by:

•
maintaining a standardized, efficient and flexible fleet: we will continue to optimize the size of our fleet, in order to keep maintenance and operating costs for our fleet at a low level. In 2006, we announced our decision to phase out our entire fleet of Fokker 100 aircraft by mid-2008, and are on course to meet this goal. As a result of this decision, we will exclusively use Airbus A320 family aircraft in the domestic market from mid-2008. We will seek to maintain high aircraft utilization and will seek to maintain a flexible fleet, with aircraft capable of easily adapting to the differing levels of demand from route to route; and

•
increasing productivity by redesigning operational processes and using technology: since the implementation of our restructuring project in 2003, we apply a cost reduction policy aimed at increasing our productivity through new information technology tools, redesigning operational processes, redeployment of labor and outsourcing activities which are not related to our core strategy. We also hope to obtain economies of scale by increased growth in our operations.

Products and Services

     Our principal product is the scheduled air transportation of passengers. In addition, we also have products targeted specifically towards the development of domestic and international tourism. We also provide cargo transportation operations.

     We set out below a breakdown of our gross revenues by type of service provided, geographic region and product line for the periods indicated:

	Year Ended December 31,

	2007	2006	2005

	(R$ millions)
By type of service provided:
Domestic revenue
Scheduled — Passengers	4,682	4,936	3,966
Charter — Passengers	152	226	226
Cargo	360	322	277

Total	5,194	5,484	4,469

International revenue
Scheduled — Passengers	2,109	1,513	1,011
Charter — Passengers	20	24	23
Cargo	417	165	130

Total	2,546	1,702	1,164

Other operating revenue
Commissions	30	15	21
Partnership with the TAM Loyalty Program	290	207	85
Subleasing of aircraft	0	34	65
Other	414	258	106

Total	734	514	277

Gross operating revenue	8,474	7,700	5,910
By geographic region:
Brazil	5,927	5,998	4,747
Europe	1,048	617	457
North America	1,000	648	368
South America (excluding Brazil)	499	437	338

Total	8,474	7,700	5,910

By product line:
Scheduled — Passengers	6,791	6,449	4,977
Charter — Passengers	172	250	249
Cargo	777	487	407
Other revenue	734	514	277

Total	8,474	7,700	5,910

Sales and Distribution

     We are developing several direct and indirect distribution channels for the sale of air fares. We plan to increase direct sales (which at December 31, 2007 represented approximately 23.2% of our total ticket sales) through stimulation of the leisure market and facilitating the means by which our passengers can purchase tickets; this principally involves direct sales through the internet and through our call center. We were the first airline in Latin America to sell tickets on the internet. Through our website, registered users may purchase tickets online and receive customer service, make reservations up to one hour before departure and access information such as that relating to the TAM Loyalty Program. As part of our plan to increase direct sales through the internet, in 2006 we launched a new “fare profile” system for sales of domestic tickets. This system involves the presentation of five different color-coded fare profiles that are intended to make identification of fare types and related rules more simple for our passengers. The five fare profiles are “Promo,” “Light,” “Flex,” “Max” and “Top.” We launched a marketing campaign highlighting this new fare profile system at the time of launch and recorded an increase of approximately 40% in direct sales in the month after introduction. At December 31, 2007, 83.3% of our sales were through travel agencies and 16.7% were through direct channels, of which 7.2% were through the internet.

     Our call center allows passengers an alternative means to make reservations and purchase tickets 24 hours a day. To a lesser extent, we also sell tickets through our network of stores, that are located in the main cities of Brazil.

     Indirect sales are those made through corporate travel agencies, agencies with registrations and pre-approved credit and travel operators. In December 2007, indirect sales represented 80.7% of our total ticket sales. Currently, there are approximately 5,800 travel agencies authorized to sell our tickets in Brazil.

     We use our proprietary e-TAM portal to integrate our entire sales chain, from the time of reservation to passenger boarding, consolidating indirect sales and eliminating the GDSs in our distribution chain. Data obtained from the e-TAM portal allows us to offer passengers a set of customized services, based on the “one-to-one” concept. In 36 months of operation, 94.4% of indirect channel reservations made in Brazil are now made through the e-TAM portal.

     We believe that approximately 75% of our passenger traffic consists of business travelers and employees of large and medium-sized companies with whom we have travel agreements. To further develop our business relationship with our corporate clients, we have signed agreements with hotel chains and car rental companies to offer our customers complete corporate transportation and accommodation packages. Our advertisements run primarily in media vehicles such as internet sites, radio spots, local newspaper advertisements, magazines and outdoor billboards.

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

Air Transportation Operations

     Passenger transportation

     Scheduled domestic operations

     We currently operate an average of 702 daily flights to 47 destinations in Brazil. Through our regional alliances with Oceanair, Pantanal, Passaredo, Total Linhas and Trip Transporte, we serve an additional 26 domestic destinations.

     Passenger traffic in the domestic market represented approximately 55.3% in 2007, 65.4% of our revenues in 2006 and 67.1% in 2005. Our RPKs in the domestic market increased 12.5% in 2007, increased 31.8% in 2006, increased 44.7% in 2005, 21.2% in 2004 and declined 11.0% in 2003. The RPKs in the total domestic market increased 11.9% in 2007, increased 13.1% in 2006, 19.4% in 2005, and 12.1% in 2004, and declined 6.3% in 2003.

     In 2007, according to data provided by INFRAERO, we recorded the highest number of passengers transported in 47 airports served. The table below sets forth the airports we serve in Brazil, our average number of departures per day at those airports and the number of passengers who took our flights in 2007:

	Average Number
	of Departures per
	day with our	Passenger
Route	Aircraft(1)	Departures(2)

São Paulo (Congonhas)	110	2,887,104
Brasília	64	1,184,178
São Paulo (Guarulhos)	47	1,695,361
Salvador	31	919,723
Curitiba	25	689,983
Rio de Janeiro (Santos Dumont)	26	672,906
Rio de Janeiro (Galeão)	42	1,258,755
Belo Horizonte (Confins)	26	847,781
Recife	23	679,128
Fortaleza	17	588,190
Vitória	16	497,860
Belem	13	420,107
Porto Alegre	20	755,627
Goiânia	12	341,061
São Paulo (Viracopos)	10	189,916
Campo Grande	9	205,931
São Luiz	8	244,899
Cuiabà	9	281,445
Porto Seguro	2	68,926
Florianópolis	15	403,499
São José Do Rio Preto	5	119,488
Londrina	7	161,427
Ilheus	4	103,584
Belo Horizonte (Pampulha)	1	95,955
Natal	7	294,281
Ribeirão Preto	4	114,295
Maceió	5	189,111

	Average Number
	of Departures per
	day with our	Passenger
Route	Aircraft(1)	Departures(2)

Uberlândia	3	127,516
Manaus	7	301,504
Teresina	4	111,574
Aracaju	5	170,311
Foz Do Iguaçu	6	240,372
Joinville	3	74,135
Navegantes	4	114,031
Macapá	3	138,426
João Pessoa	4	158,306
Palmas	2	63,151
Imperatriz	2	43,959
Santarem	4	78,982
Marabá	2	51,042
Porto Velho	2	67,753
Maringa	2	48,034
Ji-Paranà	1	11,360
Caxias Do Sul	1	19,608
Corumbá	1	16,813
Rio Branco	1	40,014
Boa Vista	1	43,458

(1)	Figures relate to departures on TAM aircraft only.

(2)	Figures relate to TAM Issued tickets (and include departures on non-TAM aircraft).

     Scheduled international operations

     We operate 62 international flights weekly to Buenos Aires, Santiago, Asunción, Montevideo, Ciudad del Este, Santa Cruz de la Sierra, Cochabamba, Cordoba, Punta del Este, Caracas, Miami, New York, London, Paris, Frankfurt, Madrid and Milan. We also operate a daily flight to Lima, Peru, through a codeshare with TACA Airlines. Our codeshare agreements with United Airlines and Lufthansa allow our passengers to make connections to destinations in Latin America, the United States and Europe, in addition to access to other services, such as check-in at desks of our partner airlines, simplified baggage shipping, access to VIP lounges and the ability to earn points in the TAM Loyalty Program. We also have agreements allowing us to offer our passengers a wide range of destinations around the world.

     International scheduled passenger traffic represented 24.9% of our revenue in 2007, 19.6% in 2006 and 17.1% in 2005. Our RPKs from international flights grew 67.9% in 2007, 41.6% in 2006 and 41.4% in 2005. The RPKs of Brazilian carriers in the total international market decreased 5.9% in 2007, decreased 30.4% in 2006 and increased 7.3% in 2005. Our share of the international market operated by Brazilian carriers was 67.4%, 60.6% and 18.8% in 2007, 2006 and 2005 respectively.

     Charter operations

     We generate revenue from charter operations (flying primarily during off-peak hours) increasing the productivity of our fleet. These operations represented 2.0% of our total gross revenue in 2007, 3.2% in 2006 and 4.2% in 2005. According to ANAC, we are the largest charter flight operator in Brazil. In 2007, we operated over 7,000 charter flights, primarily to the capitals of states in the Northeast of Brazil.

     Cargo transportation operations

     We also earn revenues through cargo transportation operations. These operations represented 9.2% of our total gross revenues in 2007, 6.3% in 2006 and 6.9% in 2005. TAM Express (the cargo unit of TAM Linhas Aéreas) is responsible for providing express package, conventional cargo and special transportation services. TAM Express serves various locations in Brazil and abroad, flying directly to 47 airports, picking up packages in approximately 400 cities in Brazil and making deliveries to approximately 3,900 locations in Brazil. With the increase in international flights offered by TAM Linhas Aéreas, cargo transportation operations have encouraged cargo exports to destinations in the Mercosur countries (Brazil, Argentina, Paraguay and Uruguay), North America and Europe. In particular, exports of fruit, fish, auto parts, electronic materials, fabrics and shoes all increased. In 2007, 65,150 tons of cargo was carried in our aircraft holds to destinations outside Brazil. In 2007, cargo operations represented gross revenues of R$777 million (made up of R$360 million from the domestic market and R$417 million from the international market).

     We use the same fleet for cargo operations as is used by TAM Linhas Aéreas. This allows us to promote the sale of vacant space in our aircraft and, consequently, to reduce fixed costs. TAM Express has some 350 vehicles (including vans, pickups and motorcycles) to pick up and deliver cargo. These operations are arranged through agents.

     Travel and tourism operations

     We also earn revenues through TAM Viagens. These revenues are recorded under “Other” in “Other operating revenue” in our accounts. In 2007, 2006 and 2005, revenues from travel and tourism represented 0.4%, 0.3% and 0.3% of our total gross revenues respectively. We believe that TAM Viagens is the second largest travel operator in the country. In order to take advantage of vacant space on our aircraft, we have concentrated TAM Viagens’ operations on the least occupied routes operated by TAM Linhas Aéreas.

Marketing

     TAM Loyalty Program

     The TAM Loyalty Program was the first loyalty program launched by a Brazilian airline and represents a key element in our marketing strategy. We believe our program is the most flexible in the market because it imposes no restrictions on flights or the number of seats available when members are redeeming accumulated points. The TAM Loyalty Program has approximately 4.5 million members and 5.2 million free flights have been distributed since creation of the TAM Loyalty Program in 1993. Members may accumulate points quickly and easily by flying on TAM or partner airlines, making purchases through TAM Loyalty Program-affiliated credit cards or using services and products at partner establishments. Both Unibanco — União de Bancos Brasileiros S.A., or Unibanco and Banco Itaú S.A. offer credit cards that allow holders to earn Loyalty Program points, and credit cards are available in both Mastercard and Visa designations. There are three tiers in the TAM Loyalty Program (white, blue and red) and qualification for a particular tier is based on miles flown. The speed at which points are accumulated varies depending on the tier of membership. Blue and red cards receive extra benefits and higher points, therefore allowing the member to accrue points which can be redeemed for free travel more quickly. At December 31, 2007, the equivalent of 2,400,632 domestic flights had been accumulated but not redeemed by members of the TAM Loyalty Program.

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

     The TAM Loyalty Program is also a source of revenue for us through partnerships with various companies. The amounts of these revenues have been increasing each year, totaling R$290 million at December 31, 2007, R$207 million at December 31, 2006 and R$85 million at December 31, 2005.

     Communications with our passengers

     Our “Talk to the President” initiative was introduced to encourage passengers to give us suggestions, praise and complaints. There are printed response-card brochures in all of our aircraft, boarding lounges and check-in lounges, allowing passengers to express any feedback that interests them. The Talk to the President initiative involves employees responsible for receiving and forwarding thousands of contacts per month, including response cards, faxes, e-mails and telephone calls. Issues raised by passengers are surveyed, researched and analyzed, and we seek to keep the customer informed at all times as to the progress of their request and/or suggestion until resolution or implementation. In 2007, the Talk to the President initiative received 153,978 responses from passengers (including complaints, praise and comments) compared to 155,643 in 2006 and 135,730 in 2005.

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

     The two Airbus “families” operating in our fleet are the A330-200 aircraft (wide-bodied aircraft used for long-distance flights), and the A320-200 and A319-100 aircraft (narrow-bodied aircraft used for medium and short-distance flights). The aircraft in these families differ by number of seats, allowing us to be more flexible in making commercial decisions. The A320 and A319 models are considered to be among the most comfortable aircraft operating in Brazil in their category, with flexibility to operate at low cost on routes with up to five hours of flying time. They are also the only Brazilian narrow-bodied fleet to have fly-by-wire flight controls, which involve computers receiving and analyzing each pilot command, making flying more efficient and accurate. Airbus family aircraft also have the benefit of standardized maintenance and operations, allowing pilots and technicians to transition between different models after minimum additional training. All our aircraft are equipped with the best and most advanced equipment and software options offered by the manufacturer, giving us what we believe is one of the most advanced aircraft fleets in the world.

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

     The quality of our technical services is regularly audited by the Brazilian and international authorities, manufacturers and insurance companies. As a result of the requirements of our codeshare agreements with United Airlines and Lufthansa, we also meet the maintenance and safety compliance requirements of the competent international aviation authorities in this regard.

     The advantages of modern technology, combined with excellent operating and maintenance standards for the aircraft, are that we can yield high equipment utilization rates with reliability levels (“technical dispatchability”) above the industry average for all equipment we operate. Our fleet has maintained high technical dispatchability indices according to standards defined by IATA. This index measures the on-time departure capacity of aircraft without taking into consideration external factors such as bad weather. In 2007, we had an average technical dispatchability index of 98.6% (compared to 99.0% in 2006) for our fleet in operation (which is the reference point used in the auditing our technical services). That data is audited by aircraft, engine and equipment manufacturers according to a unified standard set by IATA.

     TAM Linhas Aéreas has RBHA (Brazilian Aviation Approval Regulation) certifications 121 and 145 for maintenance operations and services. It also has an EASA (European Aviation Safety Agency) 145 certification for maintenance services, which are performed at the São Carlos maintenance center.

     In 1998 we earned a US Federal Aviation Regulation (FAR 129) operating certification, and in 1999 a European certification from the Direction Générale de L’Aviation Civile — DGAC, allowing us to operate without restrictions in any European or U.S. city In addition to allowing us to operate scheduled flights to Miami and Paris, these certifications also allow us to operate scheduled flights to New York, Washington and Indianapolis in the United States and to Madrid, Lisbon, Barcelona, Frankfurt, Zurich, Amsterdam and Moscow.

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

     The following table shows our fleet over the last three years:

	In Operation			Subleased			To be Returned/ Out of Operation			Total

	December 31,			December 31,			December 31,			December 31,

Model	2007	2006	2005	2007	2006	2005	2007	2006	2005	2007	2006	2005

Airbus A340	2	—	—	—	—	—	—	—	—	2	—	—
Airbus A330	12	10	7	—	—	3	—	—	—	12	10	10
Airbus A321	3	—	—	—	—	—	—	—	—	3	—	—
Airbus A320	70	50	36	—	—	—	—	—	—	70	50	36
Airbus A319	15	14	13	—	—	—	—	—	—	15	14	13
MD 11	3	—	—	—	—	—	—	—	—	3	—	—
Fokker 100	5	19	20	—	—	0	5	2	5	10	21	25

Total	110	93	76	—	—	3	5	2	5	115	95	84

     The TAM Mercosur fleet consists of three Fokker 100 aircraft (sub-leased from TAM Linhas Aéreas), one Airbus A320 and one Cessna Caravan-model aircraft.

     The average age of the TAM Linhas Aéreas fleet is one of the lowest in global aviation and is the lowest in Brazil: 5.2 years for Airbus A319/320 model aircraft, and 5.6 years for Airbus A330-200 model aircraft. With 115 aircraft in operation, the overall average age of our fleet is currently 6.7 years.

     The following table sets forth the historical and projected development of our operational fleet at December 31 in each of the years indicated:

	2005	2006	2007	2008	2009	2010

	(Number of aircraft)
Airbus A340	—	—	2	—	—	—
Airbus A330	7	10	12	18	20	22
Airbus A319/A320(1)	49	64	88	101	104	110
Fokker F100	20	19	10	0	0	0
MD-11	—	—	3	0	0	0
Boeing 777	—	—	0	4	4	4

Total	76	93	115	123	128	136

(1)	Our fleet projection is based on the following: we currently have firm orders with Airbus for 47 additional A320 family aircraft, six A330 aircraft, two Airbus A 340 family aircraft and 22 Airbus A350 aircraft, with options with Airbus for up to 20 additional A320 family aircraft and ten additional A350 aircraft. We also have firm orders with Boeing to lease four Boeing 777 aircraft, with four additional options. The projection also includes an additional four Airbus A320 aircraft that we may choose to add on a spot basis in future depending on demand for our services.

     We will phase out our entire fleet of Fokker-100 aircraft by mid-2008, at which point we will operate Airbus A320 family aircraft exclusively in the domestic market.

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

The following table shows average use rates of our aircraft, in hours per day, during the periods indicated:

	At December 31,

Bodied	2007	2006	2005

Narrow-bodied aircraft	12.2	12.3	12.0
Wide-bodied aircraft	15.8	15.1	14.8

     Leasing agreements

     We currently lease all of our aircraft (using long-term lease agreements) through TAM Linhas Aéreas. Leasing gives us greater flexibility to change the composition of our fleet relatively quickly in the event we need to.

     All 115 of our aircraft are subject to operating leases, which require us to make periodic payments but do not include aircraft purchase options at the end of the agreement. Pursuant to the terms of these agreements, aircraft are returned under the agreed conditions at the end of the lease. The lessor retains ownership of the aircraft, as well as the economic benefits and risks of ownership. We are responsible for maintaining and contracting insurance for the aircraft during the leasing period. Amounts corresponding to commitments for the leased equipment are not reflected on our balance sheet because these transactions do not include an aircraft purchase option. The duration of our operating lease agreements are up to 192 months after the delivery date of the respective aircraft and payments are adjusted based on variations in the U.S. dollar exchange rate and LIBOR.

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

     Since we are qualified to perform most line and heavy maintenance services, we eliminate the need to transfer our aircraft to distant locations, saving us time and maintenance costs and increasing aircraft utilization rates. For the maintenance of specific complex components (such as engines) we have signed long-term agreements with third parties, which tend to be the component manufacturers themselves. As a consequence of our codeshare agreements with United Airlines and Lufthansa, we also meet the US and European requirements in that regard.

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

     Fuel

     Fuel costs are the largest component of our costs, representing 32.2% of our operating costs in 2007.

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

     Safety

     Brazilian civil aviation follows the highest safety standards in the world. Brazil is classified as Category 1 in terms of the flight safety standards established by ICAO, which is the highest classification in existence.

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

     In January 2007, we became the first Brazilian airline to receive IOSA registration, widely recognized as a global standard for airline operational safety management. IOSA is an internationally recognized and accepted evaluation system designed to assess the operational management and control systems of an airline. An IOSA audit consists of over 700 standards in eight operational areas of an airline, including corporate organization and management systems, flight operations, flight dispatch, aircraft engineering and maintenance, cabin operations, ground handling, cargo operations and operational security.

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

     Notwithstanding our high safety levels, air transportation service is subject to events beyond our control. In October 1996, one of our Fokker 100 aircraft crashed during departure, with 99 deaths. Although litigation is still pending with respect to this accident, any potential awards are covered by our insurance policies. On July 17, 2007, TAM flight 3054 from Porto Alegre to São Paulo—Congonhas had an accident during landing at Congonhas airport. There were no survivors aboard the aircraft and additional fatalities in a TAM cargo facility into which the aircraft collided. See “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings — Proceedings filed against us — Damage claims relating to accidents.”

Insurance

     We maintain insurance policies as required by law and the terms of our aircraft leasing agreements. The scope of these policies includes aircraft all risks coverage for hull including war risks and third party legal liability for passengers, cargo, and baggage and injuries to third parties on the ground. Our current policies, which will be in force until 19 December 2008, follow practices adopted by the international civil aviation industry.

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

     We have also contracted liability insurance in respect of our directors and officers, the current term of which is due to expire on 23 April 2009.

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

     Technology allowed us to be the first Brazilian airline to develop and install self-service check-in kiosks in airports. With over 50 units operating in Brazil’s major airports, the kiosks allow passengers who purchase e-tickets to check-in and select their seat in less than 10 seconds, reducing lines in the check-in halls and on boarding of the aircraft. In 2005, 2006 and 2007 approximately 375,000, 1,003,657 and 2,703,838 passengers respectively checked in through the self-service kiosks.

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

     Domestic

     Airlines in Brazil compete primarily in terms of routes, price, flight frequency, service reliability, brand recognition and benefits offered to passengers, such as loyalty programs and customer service. We believe our market leadership and the TAM Loyalty Program enhance our competitive performance in many of these areas.

     Our competitors, both actual and potential, include Brazilian airlines, airlines operating on regional air routes and new participants in the market, who operate primarily on regional transportation networks. Our principal competitor is Gol. In previous years, Varig had been one of our major competitors. However, Varig filed for bankruptcy protection in Brazil and the United States in June 2005. Varig’s assets and operations were sold to various investors over the course of 2006 and, on December 14, 2006, Varig ceased operations altogether. On December 15, 2006, a new company, VRG Linhas Aéreas S.A., initiated operations on some of the routes previously used by Varig. On March 24, 2007 Gol announced that it had entered into an agreement to acquire VRG Linhas Aéreas S.A. In compliance with applicable CADE requirements, Gol and Varig operate as separate airlines until final approval from CADE for the acquisition is obtained.

     To a much lesser degree, we also face competition from a number of significantly smaller airlines operating in the domestic market. At December 31, 2007, 15 different airlines together had a share of the 11.5% of the domestic market that is not served by TAM and Gol (who together have a share of approximately 88.5% of the domestic market).

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

     The graph below shows the history of market participation on domestic routes, calculated by reference to RPKs, for the major Brazilian, for the periods indicated (based on data provided by ANAC):

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

     International

     The international market is substantially more competitive than the domestic market, with large international airlines as more experienced and larger competitors. To ensure increased competitiveness, airlines are dependent on partnerships and codeshare agreements with regard to their international operations.

     On international routes, airlines compete primarily on the basis of routes, services, price and mileage and frequent flyer programs. We offer 62 international flights weekly to Buenos Aires, Santiago, Asunción, Montevideo, Ciudad del Este, Santa Cruz de la Sierra, Cochabamba, Cordoba, Punta del Este, Caracas, Miami, New York, London, Paris, Frankfurt, Madrid and Milan. We also operate a daily flight to Lima, Peru, through a codeshare with TACA Airlines. Our codeshare agreements with United Airlines and Lufthansa allow our passengers to make connections to destinations in Latin America, the United States and Europe. We also have other agreements allowing us to offer our passengers a wide range of destinations around the world.

     In the international market, our main competition is from major international airlines that serve the markets in which we currently operate. Our average international market share and international demand (measured by RPK) in the month of December 2007 was 67.5% and 66.1%, respectively. Brazilian airlines were responsible for approximately 30% of international seat capacity in 2006, with the remainder offered by non-Brazilian airlines.

     Source: ANAC.

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

     Brazilian civil aviation follows the highest established standards of flight safety in the world. Brazil is classified as Category 1 under the flight safety standards established by the International Civil Aviation Organization, the same classification attributed to the United States and Canada.

     Airlines operating in the Brazilian commercial aviation market can be divided into the following four categories:

  domestic airlines, which provide public transportation service on a scheduled basis within Brazil and operate mainly with large aircraft between the major cities of Brazil;

  regional airlines, which provide public transportation service on a scheduled basis within Brazil, generally connecting between smaller cities and bigger cities in Brazil. Typically, regional airlines operate with smaller aircraft, such as turbo- props;

  charter airlines, which provide transportation service on a non-scheduled basis; and

  international airlines, which provide international transportation services on a scheduled basis to and from Brazil.

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

     The business travel sector is the largest and most profitable segment of the air transport industry in Brazil. We believe that business trips represented approximately 70% of total demand in Brazil for domestic flights in 2007, a number we believe is significantly greater than the proportion of domestic business trips in the international civil aviation sector. In Brazil, small and medium-sized companies (which comprise a large proportion of our customer base) place significant importance on receiving good service from their airline, while maintaining a balance between quality, frequency of flights and low prices.

     In 2006, the ten busiest airports accounted for 17.9% of all domestic traffic in terms of departures and arrivals, according to ANAC.

     The domestic civil aviation market is principally served by TAM and Gol who together represented over 88.5% of all domestic routes at December 31, 2007, in terms of RPK. According to ANAC, at December 31, 2007, our share of the domestic market was 49%, while that of Gol was 39.5% respectively.

     With TAM and Gol together having a share of approximately 88.5% of the domestic market at December 31, 2007, the remaining approximate 11.5% share was served by 15 different airlines. This market profile is consistent with the historical make-up of the domestic market, which has traditionally seen a small number of airlines holding the vast majority of domestic market share and a much larger number of airlines (the identity of whom has continuously changed over the years as different airlines have entered and left the market) holding the remaining portion.

     On June 17, 2005 Varig became the first Brazilian company to file before the Courts of the State of Rio de Janeiro for an in-court reorganization under Law No. 11,101 of February 9, 2005 (which we refer to as the New bankruptcy law). Previously, the Brazilian Aeronautical Code provided that concessionaires of air public transportation were not allowed to apply for an in-court reorganization. During the period of this in-court reorganization, Varig faced a drastic deterioration in its financial and operational condition. It ceased operation of several flights and withdrew from important domestic and international markets. On December 18, 2005, the creditors’ assembly of Varig approved its in-court reorganization plan but this was amended by the creditors on May 9, 2006 in order to permit a judicial disposal of Varig’s flight operating unit. On July 17, 2006, the flight operating unit of Varig was sold in a public bid process held by the Judiciary of the State of Rio de Janeiro to VarigLog Linhas Aéreas S.A., a former subsidiary of Varig that was also sold on November 11, 2005 pursuant to the in-court reorganization plan). On March 24, 2007 VarigLog and Gol announced that Gol had entered into an agreement to acquire VRG Linhas Aéreas S.A., which is VarigLog’s subsidiary that operates Varig’s routes. In compliance with applicable CADE requirements, Gol and Varig operate as separate airlines until final approval from CADE for the acquisition is obtained.

     There have been certain problems regarding the organization and operation of the Brazilian air traffic control system. These problems adversely affected our operations during periods of 2006 and 2007 and continue to adversely affect us when the air traffic control system faces interruptions in service. Discussions are currently ongoing among the applicable governmental authorities with a view to possible changes in the organizational structure of the air traffic control system that are intended to prevent similar problems from occurring in the future. We cannot give any assurance as to whether these discussions will lead to improvements in the air traffic control system.

Trends In the Domestic Market

     In the past 34 years, the domestic market has generally grown in terms of RPK, except during times of significant economic recession (such as the oil crisis and the debt-moratorium crisis in the 1980s and the economic recession and political instability of the early 1990s).

     During the past ten years, the annual air-traffic passenger growth rate, in terms of RPK, was 9.6%, compared to an annual growth rate of available capacity, in terms of ASK, of 7.6% . Load factors have increased continually since 2002, averaging 65.5% . Domestic passenger traffic and available capacity rates for the period between 1997 and 2007 are set out in the following table:

	1997	1998	1999	2000	2001	2002	2003	2004	2005	2006	2007

	(In millions, except percentages)
ASKs	31,146	38,121	40,323	41,437	45,314	47,013	41,851	43,034	47,979	55,971	64,771
Change in ASKs(1)		22.4%	5.8%	2.8%	9.4%	3.8%	(11.0)%	2.8%	11.5%	16.7%	15.72%
RPKs	17,824	22,539	22,204	24,284	26,527	26,711	25,196	28,214	33,699	40,079	44,550
Change in RPKs(1)		26.5%	(1.5)%	9.4%	9.2%	0.7%	(5.7)%	12.0%	19.4%	18.9%	11.2%
Load factor	57.2%	59.1%	55.1%	58.6%	58.5%	56.8%	60.2%	65.6%	70.2%	71.6%	68.8%

(1)	Percentages refer to percentage change from previous year.

Source: Anuário DAC (1997 to 2003) and Dados Comparativos Avançados ANAC (2004 to 2007).

     Historically, growth in domestic civil aviation revenue has generally exceeded growth in GDP. From 1997 to 2007, domestic civil aviation RPK grew 11% per year, while the annual GDP growth rate in the same period was 2.7%, according to ANAC and Central Bank data.

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

     Rights to Operate Air Routes

     Domestic routes

     ANAC has the authority to grant Brazilian airlines the right to operate any new route. Any airline seeking to operate a new route must submit studies proving both the technical and economic feasibility of the proposed route (in form satisfactory to ANAC) and must fulfill certain conditions in relation to the awarding of those routes. In respect of awarding any new route or approving any change to existing routes, ANAC evaluates the infrastructure capacity of the airports from which the route will be operating and the increase in demand and competition between airlines. In addition, approval for operation of a route is made subject to the condition that the route must be operated on a scheduled basis. The operation of a route by any airline can be cancelled in the event that airline (i) fails to initiate operation of the route within 15 days of receiving authorization, (ii) fails to maintain at least 75% of the flights established in the respective National Air Transport Schedule (hotran) for a period of 90 days, or (iii) suspends operations for more than 30 days. ANAC’s approval of new routes or changes to existing routes is given in the course of an administrative proceeding and does not require any amendment to the applicable concession agreement.

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

Organizational Structure

     The Registrant, TAM Linhas Aéreas and TAM Viagens are incorporated in Brazil. TAM Mercosur is incorporated in Paraguay and TAM Capital and TAM Financial are incorporated in the Cayman Islands.

D. Property, Plant and Equipment

     In 2001, we inaugurated our maintenance center in São Carlos, in the interior of the state of São Paulo, which occupies an area of approximately 4.6 million square meters, with 50,000 square meters of building area. At this center, we perform maintenance on aircraft and components of TAM as well as other Latin American airlines.

     The TAM Service Academy is located in an eight-story building in São Paulo (close to Congonhas Airport) and covers an area of 12,000 square meters. The TAM Service Academy is the largest and most modern aviation training center in Latin America and is dedicated to training pilots, flight attendants, customer service and administrative staff. The TAM Service Academy has the capacity to accommodate over 750 persons for training each day.

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

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with our consolidated annual financial statements and the notes thereto, which are included elsewhere in this annual report and have been prepared in accordance with Brazilian GAAP. Brazilian GAAP differs in certain significant respects from U.S. GAAP. For a summary of the reconciliations from Brazilian GAAP to U.S. GAAP in our consolidated audited financial statements see “— Reconciliation to U.S. GAAP,” and note 29 to our audited consolidated annual financial statements at December 31, 2007 and 2006 and for each of the three years in the period ended December 31, 2007, included elsewhere in this annual report.

A. Operating Results

Principal Factors Affecting Our Financial Condition and Results of Operations

     Brazilian macroeconomic conditions

     Our revenues and profitability are affected by conditions in the Brazilian economy in general.

     According to ANAC, growth in the Brazilian civil aviation market showed a close correlation with growth in Brazilian GDP. In terms of RPKs, the Brazilian domestic flight market decreased by 5.7% in 2003 and resumed growth at a rate of 12.1% in 2004, 19.4% in 2005, 12.3% in 2006 and 11.9% in 2007. In the past three years, the growth rate of Brazilian domestic RPKs was approximately four times that of the Brazilian GDP. We believe that Brazilian GDP is an important factor in determining our capacity for future growth and our results of operations.

     Between September 2004 and May 2005, the Central Bank raised interest rates from 16.00% to 19.75%, in order to manage inflation. The impact of these rate rises was to slow economic activity in Brazil during 2005, with GDP growth of 2.3% for the year ended December 31, 2005, compared to 4.9% for the year ended December 31, 2004. These rate rises were also successful in controlling inflation. Levels of inflation are now within the target range imposed by the Brazilian Central Bank on both a current and a 12 month basis. Accordingly, the Central Bank has subsequently lowered the base interest rate several times. As of December 31, 2006 the average base interest rate was 15.23% and the GDP growth for that year was 3.7% . As of December 31, 2007 the average base interest rate was 11.92% and the GDP growth for that year was 5.4% .

     Effects of exchange rate variations and inflation on our financial condition and results of operations

     Our financial condition and results of operations have been historically affected by variations in exchange rates and the rate of Brazilian inflation. Our costs and expenses (such as fuel costs, lease obligations, aircraft insurance, engine maintenance and related expenses) are principally denominated in U.S. dollars or are linked to the U.S. dollar. At December 31, 2007 and December 31, 2006, approximately 99.7% and 51.5% respectively, of our operating costs were either denominated in or linked to the U.S. dollar. In comparison, our revenues are mostly received in reais. We are therefore exposed to fluctuations in the U.S. dollar/real exchange rate. In 2007, 30.0% of our revenues were denominated in reais, compared to 22.1% in 2006. We have a policy of hedging changes in fuel prices by means of derivative transactions covering a minimum of 30% and a maximum of 80% of our projected fuel consumption for up to a rolling 24 month period. In addition, we have also entered into hedging transactions in respect of our exposure to the depreciation of the real against the U.S. dollar, covering 30 to 80% of the cash flow exposure for a period of 24 months.

     Inflation has historically had an impact on our financial conditions and results of operations and it continues to do so. Our suppliers of services and certain products related to our operating costs and expenses generally utilize the IPCA index to adjust their prices for inflation. Approximately 50.3% and 48.5% of our operating costs and expenses were linked to inflation at December 31, 2007 and December 31, 2006 respectively. A substantial increase in inflation could adversely affect the levels of our costs and expenses.

     The table below sets forth certain data relating to inflation, real GDP growth rates, the real/U.S. dollar exchange rate and oil prices for the periods indicated:

	Year Ended December 31,

	2007	2006	2005

Real growth in GDP	5.4%	3.7%	2.3%
Inflation (IGP-M)	7.7%	3.8%	1.2%
Inflation (IPCA)	4.5%	3.1%	5.7%
DI Rate(1)	11.92%	15.23%	19.08%
LIBOR(2)	4.70%	5.36%	4.7%
Appreciation of the Brazilian real in relation to the dollar	17.2%	9.5%	13.4%
Rate of exchange at end of period — US$1.00	R$1.7713	R$2.1380	R$2.3407
Average exchange rate(3) — US$1.00	R$1.9441	R$2.1761	R$2.4341
Increase in West Texas Intermediate oil price (per barrel)	57.2%	0.02%	40.5%
West Texas Intermediate oil (per barrel) (end of period)	US$95.98	US$61.05	US$61.04
West Texas Intermediate oil (per barrel) (average price over period)	US$72.41	US$66.07	US$56.56

(1)	The DI Rate corresponds to the average overnight interest rate for the interbank market in Brazil (cumulative to the end of the monthly period, annualized).

(2)	Quarterly LIBOR for dollar deposits relative to last day of period.

(3)	Represents average daily exchange rates in period.

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

     Revenues

     Our revenues arise principally from passenger transportation. In the years ended December 31, 2007 and December 31, 2006, our operating revenues were derived from the following sources:

  80.2% and 83.8%, respectively, from scheduled passenger transportation service;

  11.1% and 9.6%, respectively, from cargo and charter service; and

  8.7% and 6.6%, respectively, from services and maintenance of aircraft operated by other airlines, receipt of fines and fees in relation to re-pricing of air fares and sub-leasing, together with revenue from credit card companies that purchase TAM
  Loyalty Program points to pass on to their customers.

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

     We have succeeded in increasing our revenue in the past three years by better utilizing our fleet and optimizing our network of destinations, thus increasing ASKs in the last three years and load without increasing the size of our fleet. In addition, in 2005 to 2007, the airline industry in Brazil has experienced an increase in demand as a result of the increase in Brazilian GDP, reduced fares and increased capacity as measured by Brazilian domestic ASKs. We have been able to capture a significant share of that increase in demand.

     The following table sets forth our supply and demand, load factor and scheduled domestic yield for the periods indicated:

	Year Ended December 31,

	2007	2006	2005

ASKs (millions)	47,599	35,564	28,024
RPKs (millions)	33,500	25,022	19,797
Load factor	70.4%	73.9%	70.6%
Scheduled domestic yield in centavos	23.42	29.05	31.42
Scheduled international yield in centavos	17.66	21.28	20.10

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

     Fuel costs vary depending on the international petroleum market and the size and utilization of our fleet. From January 1, 2003 to December 31, 2007, the price of West Texas Intermediate oil, the reference price used internationally to price oil, quoted in dollars, increased 201.35%, from US$31.85 per barrel to US$95.98 per barrel. As a result of the fact that the price of oil is quoted in U.S. dollars, our fuel costs are also affected by exchange rate variations. In the past three years, we have succeeded in passing on the increase in fuel prices and exchange rate variations to passengers by increasing our ticket prices, albeit with a delay of several months. However, prevailing market conditions may lead to our having greater difficulties in adjusting our prices. We have entered into derivative transactions to hedge against certain oil price and exchange rate variations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

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

     The costs incurred in the leasing of aircraft and equipment are denominated in foreign currencies and increase in proportion to the size of our fleet. These costs are affected by variations in the exchange rate and in LIBOR. We have entered into derivative transactions to hedge against certain exchange rate variations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.” In 2003, we began a process of renegotiating the terms of the lease agreements relating to our fleet of Fokker 100 aircraft and agreed to return 19 Fokker 100 aircraft (16 of which have already been returned as of December 31, 2007). During the second quarter of 2004, we converted our financing lease agreements to operating leases (see “— Amendments to leasing arrangements”). As a result, these lease expenses are no longer recorded against our leasing liabilities but are instead posted as costs for aircraft and flight equipment leasing costs.

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

     Expenses relating to services rendered by third parties include airport ground-support services, GDS (or Global Distribution System, an electronic passenger distribution system) costs and airport-utilization concession expenses. Third-party expenses vary mainly according to the volume of our operations. Since implementation of the e-TAM portal in September 2004, our GDS utilization costs have been substantially reduced in relation to domestic reservations. At December 31, 2007, domestic reservations made via the e-TAM portal accounted for approximately 94.9% of all domestic reservations, compared to approximately 98.2% at December 31, 2006.

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

     Net financial expenses

     The Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira (Provisional Contribution to the Movement or Transfer of Securities and Financial Credits and Rights, or CPMF) included in our financial expenses was a 0.38% federal tax levied on every debit transaction occurring in a bank account. However, as of January 1, 2008, CPMF is no longer in force, as the Brazilian Senate did not approve the Constitutional Amendment which would extend the term of CPMF collection. Therefore, CPMF should not be levied on any debit to bank accounts carried out after such date.

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

  Contingencies. We are currently involved in various judicial and administrative proceedings, as described in “Item 8. Financial Information — A. Consolidated Statements and Other Financial Information — Legal Proceedings.” We record accrued liabilities for all contingencies in judicial proceedings that represent probable losses. We believe that these contingencies are properly recognized in our financial statements.

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

Change in accounting policy for the recording of derivative financial instruments

     With effect from the first quarter of 2007, our management determined that we should record derivative financial instruments at fair market value on the basis that this policy would better serve our desire to follow the best corporate governance practices. Prior to the first quarter of 2007, we recorded derivative financial instruments at cost plus accrued gains and losses. As a result of this change, our financial statements for the years ended December 31, 2006 and 2005, which are presented for comparison purposes in this annual report, have been adjusted to recognize losses on derivative instruments which were outstanding at December 31, 2006 and 2005. Please see note 20 (h) of our consolidated annual financial statements for the year ended December 31, 2007.

     The figures set forth in the tables below are expressed in both millions of reais and centavos and have been subject to rounding adjustments. Accordingly, additions or divisions of certain figures may not be an arithmetic aggregation of the totals and the actual sum of percentage variations may differ from those indicated.

Year ended December 31, 2007 compared to year ended December 31, 2006

	Year Ended December 31,

							% of Net
							Operating
			Variation			Variation	Revenue
Brazilian GAAP	2007	2006	(%)	2007	2006	(%)	(2007)

	(in centavos per ASK)				(R$ millions)
Gross operating revenue	17.8	21.7	(17.8)	8,474	7,700	10.1	104.0
Air transportation revenues	16.3	20.2	(19.5)	7,741	7,186	7.7	95.0
Domestic	10.2	14.5	(30)	4,834	5,162	(6.4)	59.3
International	4.5	4.3	3.5	2,130	1,537	38.5	26.1
Cargo	1.6	1.4	19.3	777	487	59.5	9.5
Other operating revenues	1.5	1.4	6.6	733	514	42.8	9.0
Taxes and Deductions	(0.7)	(1.0)	(32.2)	(323)	(355)	(9)	(4.0)
Net operating revenue	17.1	20.7	(17.1)	8,151	7,345	11	100.0
Operating expenses
Fuel	(5.3)	(6.0)	(11)	(2,536)	(2,130)	19.1	(31.1)
Sales and marketing	(2)	(2.5)	(16.8)	(975)	(875)	11.4	(12.0)
Aircraft and flight equipment leasing	(1.8)	(2.0)	(8.4)	(881)	(719)	(22.5)	(10.8)
Personnel	(2.7)	(2.5)	11.3	(1,299)	(873)	48.8	(15.9)
Maintenance	(1)	(1.1)	(10.1)	(467)	(388)	20.4	(5.7)
Services rendered by third parties	(1.1)	(1.5)	(24)	(549)	(540)	1.7	(6.7)
Landing, take-off and navigational tariffs	(0.9)	(0.9)	(0.1)	(421)	(315)	33.7	(5.2)
Depreciation and amortization	(0.2)	(0.3)	(14.8)	(116)	(102)	13.7	(1.4)
Aircraft insurance	(0.1)	(0.1)	(28.5)	(34)	(35)	(2.9)	(0.4)
Others	(1.3)	(1.0)	22.7	(611)	(372)	64.2	(7.5)
Total operating expenses	(17)	(17.8)	(7.1)	(7,889)	(6,350)	24.3	(96.8)
Gross profit	0.6	2.8	(80.4)	262	997	(73.7)	3.2
Financial income (expense)	(0.1)	(0.1)	(179)	(5)	(56)	(108.9)	(0.1)
Other operating expenses, net	(0.1)	(0.4)	(73.5)	(44)	(126)	(64.3)	(0.5)
Operating income	0.4	2.6	(86)	213	927	(77)	2.6
Non-operating expenses, net	(0.1)	0.0	(374)	(42)	11	(481.8)	(0.5)
Income before income tax and social
contribution	0.3	2.4	(88)	171	938	(81.8)	2.1
Income tax and social contribution	(0.1)	(0.9)	(90.3)	(42)	(325)	(87.1)	(0.5)
Income before minority interest	0.2	1.6	(88.5)	129	613	(79)	1.6
Minority interest	0	0	(100.7)	0	(1)	(100)	0
Net income for the year	0.2	1.6	(87.5)	129	612	(78.9)	1.6

     Gross operating revenues

     Our gross operating revenues increased by 10.1% to R$8,474 million for the year ended December 31, 2007, compared to R$7,700 million for the year ended December 31, 2006. This increase was driven by an increase in total demand, measured in RPKs, although this was partially offset by a decrease in yields. Our RPKs increased 27.4% and our total yield decreased 13.6% to R$25.30 on December 31, 2007. The increase in RPKs was a result of the combined effect of:

  an increase in domestic demand for our services, which grew 12.5% by RPKs in 2007, compared to 2006, partially offset by a decrease in our load factor from 73.1% in 2006 to 70.3% in 2007; and

  an increase in international demand for our services, which grew 66.2% by RPKs in 2007, compared to 2006, partially offset by a decrease in our load factor from 76.1% in 2006 to 70.5% in 2007. The increase in RPKs was a result of our taking advantage of the market opportunities resulting from the significant decrease in international operations by our main Brazilian competitor.

     Gross domestic passenger revenues decreased by 6.4% to R$4,834 million in 2007, compared to R$5,162 million in 2006. A 21.8% increase in availability of ASKs, compared to only a 12.5% increase in demand for our domestic flights, as measured in RPKs resulted in a 2.8 percentage point decrease in our domestic load factor, from 73.1% in 2006 to 70.3% in 2007. This decrease in demand was combined with a 19.4% decrease in our scheduled domestic yield to 23.42 centavos in 2007 from 29.05 centavos in 2006, due to an increase in competition in the domestic market.

     Gross international passenger revenues increased by 38.6% to R$2,130 million in 2007, compared to R$1,537 million in 2006, primarily due to an increase in demand. A 79.4% increase in availability of ASKs and a 66.1% increase in demand for our international flights, as measured by RPKs. This increase was partially offset by a decrease in our scheduled international yield, which decreased 17.0% to 17.66 centavos in 2007 from 21.28 centavos in 2006, as well as by a 5.6% decrease in our international load factor, which went from 76.1% in 2006 to 70.5% in 2007. Expressed in U.S. dollars, our scheduled international yield increased by 0.2% from 9.95 cents in 2006 to 9.97 cents in 2007.

     Gross cargo revenues increased by 59.7% to R$777 million in 2007, compared to R$487 million in 2006, due to the increase in cargo capacity as a result of the increase in international destinations in our network.

     Other gross operating revenues increased by 42.8% to R$733 million in 2007, compared to R$514 million in 2006, primarily due to an increase in income of 39.9% from the TAM Loyalty Program and an increase of 44.4% in income recognized from advanced ticket sales relating to tickets that expired in accordance with IATA regulations.

     Taxes and deductions

     Taxes and deductions decreased by 9.2% to R$323 million in 2007, compared to R$355 million in 2006, due to receipt of tax refunds.

     Net operating revenue

     Our net operating revenues increased by 11% to R$8,151 million in 2007, compared to R$7,345 million in 2006 due to a 59.9% increase in cargo revenues and a 42.8% increase in other operating revenues, primarily due to an increased income from the TAM Loyalty Program and an increase in income recognized from advanced ticket sales relating to tickets that expired, as discussed above. This was partially offset by a decrease in RASK of 17.09% to R$17.12 in 2007 compared to R$20.65 in 2006, primarily due to decreases in load factor and yields. Our scheduled domestic RASK decreased 22% to R$15.51 in 2007 from R$19.88 in 2006. Our scheduled international RASK decreased by 23.30%, from R$16.22 in 2006 to R$12.44 in 2007.

     Operating expenses

     Our cost of services rendered and operating expenses increased by 24.3% to R$7,889 million in 2007, compared to R$6,348 million in 2006. This increase is primarily due to an increase in costs from sales and marketing, personnel, fuel, landing, take-off and navigational tariffs, and maintenance costs as further described below. Our total cost of services rendered and operating expenses per ASK (CASK) decreased by 7.1% from R$17.85 in 2006 to R$16.57 in 2007, primarily due to a decrease in costs for sales and marketing, services rendered by third parties, aircraft insurance, depreciation and amortization and the 17.2% appreciation of the real against the U.S. dollar during that period.

     Fuel costs increased by 19.1% to R$2,536 million in 2007 compared to R$2,130 million in 2006, primarily due to a 24.6% increase in oil prices in the period. This increase in oil prices was offset by a 17.2% of appreciation of the real against the U.S. dollar and savings from our fuel tankering program.

     Sales and marketing expenses increased by 11.4% to R$975 million in 2007 compared to R$875 million in 2006. This increase primarily resulted from increased revenues derived from increased sales in the international market (from both passengers and cargo). As a result of this increase in sales, we incurred higher costs for commissions paid to travel agencies in the international market. This was partially offset by a reduction in the levels of commissions we paid in the domestic market as a result of revisions to our commercial policy for dealings with domestic travel agencies. Selling and marketing expenses represented 12.0% of our total net revenue in 2007 compared to 11.9% in 2006, an increase of 0.1 percentage points.

     Aircraft and flight equipment lease costs increased by 22.5% to R$881 million in 2007, compared to R$719 million in 2006, primarily due to our fleet increasing from 95 to 115 aircraft. These increases in our fleet were offset by eleven re-deliveries of Fokker 100 aircraft to the their lessors. The increase in aircraft and flight equipment lease costs was tempered by the 17.2% appreciation of the real against the U.S. dollar which impacted us because our aircraft lease agreements are denominated in U.S. dollars. Aircraft and flight equipment lease costs per ASK decreased by 8.4% .

     Personnel expenses increased by 48.9% to R$1,299 million in 2007, compared to R$873 million in 2006, primarily due to our ongoing restructuring project for domestic support operations (see “Item 6. Directors, Senior Management and Employees — D. Employees”). In 2007, approximately 4,350 personnel who were formerly employed by third parties for general ground support services were hired directly by us. Accordingly our costs and expenses for services rendered by third parties in respect of these workers was eliminated.

     Maintenance costs increased by 20.3% to R$467 million in 2007, compared to R$388 million in 2006, primarily due to an increase of 18.3% in the use of our aircraft and an increase in our fleet of 20 new aircraft, tempered by the 17.2% appreciation of the real against the U.S. dollar in this period. Maintenance costs per ASK decreased by 10.1% .

     Costs and expenses for services rendered by third parties increased by 1.7% to R$549 million in 2007, compared to R$540 million in 2006, primarily due to the increase in distribution costs from international operations (the majority of which are reservation and ticketing costs and third party airport costs), tempered by the 17.2% appreciation of the real against the U.S. dollar in the period. However, costs and expenses for services rendered by third parties per ASK decreased by 24%, primarily as a result of restructuring project for domestic support operations (see “Item 6. Directors, Senior Management and Employees — D. Employees”).

     Costs of landing, take-off and navigation charges increased by 33.7% to R$421 million in 2007, compared to R$315 million in 2006, primarily due to the 6.5% increase in the number of take-offs and the 20.6% increase in kilometers flown per aircraft mainly in international flights, which are more expensive than domestic flights. Costs of landing, take-off and navigation charges per ASK decreased by 0.1% .

     Depreciation and amortization costs increased by 14% to R$116 million in 2007, compared to R$102 million in 2006, primarily due to new additions of ground equipment to our fixed assets of R$9,2 million, as a result of the growth in operations during the period. Costs from depreciation and amortization per ASK decreased by 0.24% .

     Cost for aircraft insurance decreased by 4.3% to R$34 million in 2007, compared to R$35 million in 2006, primarily due to the net reduction in real-denominated insurance premiums caused by the 17.2% appreciation of the real against the U.S. dollar in the period. This was partially offset by an increase in passenger departures of 11.3% in 2007 and an increase in our active fleet from 95 aircraft in 2006 to 115 aircraft in 2007. Costs for aircraft insurance per ASK decreased by 28.5% .

     Other operating expenses increased by 64.2% to R$611 million in 2007, compared to R$372 million in 2006, primarily due to the 33.8% growth in our operations in the period. Other operating expenses per ASK increased by 22.7% .

     In line with our continuing strategy to increase productivity, our intention remains to further offset fixed costs as a result of more efficient use of aircraft, redesign internal processes (an example of which is our plan to save costs by integrating the management of TAM Mercosur with our central management in Brazil) and achieve a resulting improved RASK minus CASK spread. In addition, future changes in commercial policies in the domestic and international markets should either decrease sales and marketing costs or increase the quality of our revenue stream. We are still susceptible to fluctuations in fuel costs, which remains the key challenge to sustaining and improving our results in future. In addition, recently there has been a trend to U.S. dollars to loose value against the real. This has helped temper some of our expenses, such as aircraft and flight equipment leasing costs, because our lease agreements are denominated in U.S. dollars. However, if the U.S. dollar strengthens against the real, we would confer benefits from this.

     Net financial income (expense)

     Our net financial income (expense) changed by 108.9% to an expense of R$5 million in 2007, compared to income of R$56 million in 2006, principally due to the increase in our debt, partially offset by the 17.2% appreciation of the real against the U.S. dollar, which generated financial income related to our lease payment obligations.

     Other net operating expenses decreased by 64.3% to R$44 million in 2007, compared to R$126 million in 2006.

     Income tax and social contributions

     Income tax and social contributions decreased by 87.1% to R$42 million in 2007, compared to R$325 million in 2006, principally due to the fiscal benefit received as a result of our payment of interest on our own capital in 2007. Our effective rate of income tax and social contributions was 31.5% in 2007, compared to 34.6% in 2006.

     Net income

     As a result of the factors discussed above, our net income decreased by 78.9% to R$129 million in 2007, compared to R$612 million in 2006. This represented a 6.7 point decrease in our net income margin to 2% in 2007, compared to 8% in 2006.

Year ended December 31, 2006 compared to year ended December 31, 2005

							% of Net
							Operating
			Variation			Variation	Revenue
Brazilian GAAP	2005	2006	(%)	2006	2005	(%)	(2006)

	(in centavos per ASK)		(R$ millions)
Gross operating revenue	21.7	21.1	2.7	7,700	5,910	30.3	105
Air transportation revenues	20.2	20.1	0.5	7,186	5,633	27.6	98
Domestic	14.5	15.0	(3.0)	5,162	4,192	23.1	70
International	4.3	3.7	17.2	1,537	1,034	48.8	21
Cargo	1.4	1.5	(5.8)	487	407	19.5	7
Other operating revenues	1.4	1.0	46.4	514	277	85.8	7
Taxes and Deductions	(1.0)	(0.9)	7.2	(355)	(261)	36.0	(5)
Net operating revenue	20.7	20.2	2.5	7,345	5,649	30.0	100
Operating expenses
Fuel	(6.0)	(6.0)	(1.0)	(2,130)	(1,700)	25.7	(29)
Sales and marketing	(2.5)	(3.0)	(19.3)	(875)	(855)	2.4	(12)
Aircraft and flight equipment leasing	(2.0)	(2.2)	(9.7)	(719)	(627)	14.6	(10)
Personnel	(2.5)	(2.4)	2.8	(873)	(669)	30.5	12
Maintenance	(1.1)	(1.3)	(14.2)	(388)	(356)	8.9	(5)
Services rendered by third parties	(1.5)	(1.3)	13.8	(540)	(374)	44.4	(7)
Landing, take-off and navigational tariffs	(0.9)	(0.8)	6.5	(315)	(233)	35.2	(4)
Depreciation and amortization	(0.3)	(0.3)	(6.0)	(102)	(85)	19.3	(1)
Aircraft insurance	(0.1)	(0.1)	(30.3)	(35)	(40)	(11.5)	(0)
Others	(1.0)	(1.0)	1.7	(372)	(302)	23.2	(5)
Total operating expenses	(17.8)	(18.6)	(4.2)	(6,348)	(5,235)	21.3	(86)
Gross profit	2.8	1.5	83.9	997	413	141.4	14
Financial income (expense)	(0.1)	(0.3)	(75.9)	56	(178)	(131.5)	1
Other operating expenses, net	(0.4)	(0.1)	222.8	(126)	(31)	309.7	(2)
Operating income	2.4	1.1	118.6	927	204	354.4	13
Non-operating expenses, net	0.0	(0.0)		11	(8)	(237.5)	0
Income before income tax and social contribution	2.4	1.1	127.6	938	196	378.6	12
Income tax and social contribution	(0.8)	(0.4)	115.4	(325)	(75)	333.3	(4)
Income before minority interest	1.6	0.7	134.7	613	122	402.5	8
Minority interest	(0.0)	0.0		(1)			0
Net income for the year	1.6	0.7	133.8	612	122	401.6	8

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

     Gross international passenger revenues increased by 48.8% to R$1,537 million in 2006, compared to R$1,034 million in 2005, primarily due to a 34.5% increase in availability of ASKs and a 40.4% increase in demand for our international flights, as measured by RPKs. This resulted in a 3.2 percentage point increase in our international load factor, from 72.9% in 2005 to 76.1% in 2006. These increases were all driven by increasing the number of international destinations we served in 2006. In addition, our scheduled international yield increased 5.9% to 21.28 centavos in 2006. Expressed in U.S. dollars, our scheduled international yield increased by 15.9% from 8.59 cents in 2005 to 9.95 cents in 2006.

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

     Selling and marketing expenses increased by 2.4% to R$875 million in 2006, compared to R$855 million in 2005, primarily due to the increase in our total gross revenues of 30.3% . Selling and marketing expenses represented 12% of our total net revenue in 2006 compared to 15% in 2005, a decrease of 3 percentage points. This decrease primarily results from the continuing implementation of our policy of variable commissions and appropriate discounts and incentives, a policy we introduced in 2005. Selling and marketing expenses per ASK decreased by 19.3% .

     Aircraft and flight equipment lease costs increased by 14.6% to R$719 million in 2006, compared to R$627 million in 2005, primarily due to our fleet increasing from the addition of 15 new Airbus A320s and the reintegration of three Airbus A330s that we previously sub-let. These increases in our fleet were offset by our returning four Fokker 100 aircraft to the their lessors. In addition, the increase in aircraft and flight equipment lease costs was also offset by the 9.5% appreciation of the real against the U.S. dollar which impacted us because our aircraft lease agreements are denominated in U.S. dollars. Aircraft and flight equipment lease costs per ASK decreased by 9.7% .

     Personnel expenses increased by 30.5% to R$873 million in 2006, compared to R$669 million in 2005, primarily due to a 36.5% increase in headcount from 9,669 to 13,195. Of this increase of 3,526, 1,390 are directly related to our restructuring project for domestic support operations (see “Item 6. Directors, Senior Management and Employees — D. Employees”). Personnel expenses per ASK increased by 2.8% . In November 2006, we began implementation of a restructuring plan for our middle-management. The impact of this restructuring plan was recognized in 2007.

     Maintenance costs increased by 8.9% to R$388 million in 2006, compared to R$356 million in 2005, primarily due to an increase in the daily use of our aircraft to 12.7 block hours in 2006, compared to 11.4 block hours in 2005, and an increase in the size of our fleet and related costs of re-delivering four Fokker 100 aircraft. This was offset by the 9.5% appreciation of the real against the U.S. dollar in this period. Maintenance costs per ASK decreased by 14.2% .

     Costs and expenses for services rendered by third parties increased 44.3% to R$540 million in 2006, compared to R$374 million in 2005, primarily due to the increase in distribution costs from international operations (the majority of which are reservation and ticketing costs and third party airport costs) and due to an increase in outsourced services. These factors were offset by the 9.5% appreciation of the real against the U.S. dollar in the period. Costs and expenses for services rendered by third parties per ASK increased by 13.8% .

     Costs of landing, take-off and navigation charges increased by 35.2% to R$315 million in 2006, compared to R$233 million in 2005, primarily due to a 16.8% increase in the number of take-offs and to the increase in navigation assistance, which resulted from the 22.2% increase in kilometers flown and the increase in international flights, which are more expensive than domestic flights. Costs of landing, take-off and navigation charges per ASK increased by 6.5% .

     Depreciation and amortization costs increased by 19.3% to R$102 million in 2006, compared to R$85 million in 2005, primarily due to adding new reusable aircraft maintenance parts to our fixed asset base which, net of disposals, amounted to R$136 million in 2006. Costs from depreciation and amortization per ASK decreased by 5.9% .

     Cost for aircraft insurance decreased by 11.5% to R$35 million in 2006, compared to R$40 million in 2005, primarily due to the net reduction in real-denominated insurance premiums caused by the 9.5% appreciation of the real against the U.S. dollar in the period. This was partially offset by an increase in passenger departures of 27.2% in 2006 and an increase in our active fleet from 84 aircraft in 2005 to 95 aircraft in 2006. Costs for aircraft insurance per ASK decreased by 30.3% .

     Other operating expenses increased by 23.2% to R$372 million in 2006, compared to R$302 million in 2005, primarily due to the 26.9% growth in our operations in the period. Other operating expenses per ASK increased by 1.7% .

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

     Net financial income (expense)

     Our net financial income (expense) changed by 131.5% to an income of R$56 million in 2006, compared to expense of R$178 million in 2005, principally due to an increase in cash and financial investments which generated an increased income from financial investments and to the 9.5% appreciation of the real against the U.S. dollar, which generated financial income related to our lease payment obligations. These factors were partially offset by losses in respect of certain hedging transactions we had entered into.

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

     Income tax and social contributions

     Income tax and social contributions increased by 333.3% to R$325 million in 2006, compared to R$75 million in 2005, principally due to the increase in pre-tax income. Our effective rate of income tax and social contributions was 34.6% in 2006, compared to 38.3% in 2005.

     Net income

     As a result of the factors discussed above, our net income increased by 401.6% to R$612 million in 2006, compared to R$122 million in 2005. This represented a 6.1 percentage point increase in our net income margin to 8.3% in 2006, compared to 2.2% in 2005.

     Quarterly operational data

     The following tables set forth our operational data for the periods presented in both Brazilian GAAP and reconciled to U.S. GAAP:

	2007				2006

	Three-month Period Ended				Three-month Period Ended

	December	September	June 30	March 31	December	September	June 30	March 31
Brazilian GAAP	31	30			31	30

						(R$ millions)(1)
Statement of operations data						(unaudited)
Gross operating revenue	2,361	2,146	2,054	1,913	2,037	2,175	1,824	1,664
Air transportation revenues	2,121	1,967	1,897	1,756	1,899	2,038	1,670	1,578
Domestic	1,357	1,214	1,170	1,093	1,285	1,461	1,228	1,188
International	538	554	532	506	468	453	329	287
Cargo	226	199	195	157	147	124	113	103
Other operating revenues	242	177	156	158	137	137	154	86
Taxes and Deductions	(75)	(84)	(84)	(80)	(90)	(100)	(91)	(74)

Net operating revenue	2,288	2,060	1,969	1,834	1,947	2,075	1,733	1,590
Operating expenses
Fuel	(669)	(656)	(641)	(570)	(550)	(602)	(508)	(470)
Sales and marketing	(294)	(260)	(234)	(187)	(234)	(242)	(196)	(203)
Aircraft and flight equipment leases	(237)	(227)	(192)	(225)	(176)	(193)	(186)	(164)
Personnel	(396)	(326)	(309)	(268)	(271)	(207)	(205)	(190)
Maintenance	(126)	(131)	(105)	(105)	(103)	(105)	(102)	(78)
Services rendered by third parties	(148)	(142)	(119)	(140)	(140)	(156)	(119)	(125)
Landing, take-off and navigational tariffs	(106)	(112)	(104)	(99)	(87)	(85)	(73)	(70)
Depreciation and amortization	(33)	(29)	(27)	(27)	(29)	(26)	(24)	(23)
Aircraft insurance	(9)	(8)	(8)	(9)	(9)	(9)	(8)	(9)
Other	(181)	(114)	(198)	(118)	(114)	(102)	(86)	(70)

Total operating expenses	(2,199)	(2,005)	(1,937)	(1,748)	(1,712)	(1,727)	(1,507)	(1,402)

Gross income	84	57	33	88	235	348	226	188
Financial income (expenses), net	28	28	(63)	2	44	4	(4)	12
Other operating expenses, net	(21)	(7)	(9)	(7)	(64)	(25)	(26)	(11)

Operating income	91	78	(39)	83	215	327	196	189
Non-operating income (expenses), net	(48)	0	0	6	0	2	5	4

Income (loss) before income tax and social contribution	43	78	(39)	89	215	329	201	193
Income tax and social contribution	7	(29)	10	(30)	(75)	(116)	(66)	(68)

Income (loss) before minority interest	50	49	(29)	59	140	213	135	125
Minority interest	0	0	0	0	(1)	—	—	—

Income (loss) for the period	50	49	(29)	59	139	213	135	125
Income (loss) per thousand shares (in reais)	0.33	0.32	(0.19)	0.39	0.92	1.41	0.90	0.84

(1)	Except where indicated.

	2007				2006

	Three-month Period Ended				Three-month Period Ended

	December	September	June	March	December	September	June	March
U.S. GAAP	31	30	30	31	31	30	30	31

						(R$ millions)(1)
Statement of operations data						(unaudited)
Gross operating revenue	2,354	2,143	2,049	1,908	2,037	2,176	1,813	1,660
Air transportation revenues	2,121	1,967	1.897	1,756	1,899	2,039	1,670	1,578

	2007				2006

	Three-month Period Ended				Three-month Period Ended

	December	September	June	March	December	September	June	March
U.S. GAAP	31	30	30	31	31	30	30	31

Domestic	1,357	1,214	1,170	1,093	1,285	1,461	1,228	1,188
International	538	554	532	506	468	454	329	287
Cargo	226	199	195	157	147	124	113	103
Other operating revenues	235	174	152	153	137	137	143	82
Taxes and Deductions	(76)	(84)	(84)	(79)	(90)	(100)	(92)	(74)

Net operating revenue	2,278	2,058	1,966	1,829	1,947	2,076	1,721	1,586
Operating expenses
Fuel	(669)	(656)	(641)	(570)	(550)	(602)	(508)	(470)
Sales and marketing	(294)	(260)	(234)	(187)	(234)	(242)	(196)	(203)
Aircraft and flight equipment
leases	(124)	(131)	(112)	(128)	(90)	(109)	(102)	(80)
Personnel	(403)	(323)	(314)	(268)	(275)	(208)	(206)	(189)
Maintenance	(133)	(131)	(108)	(105)	(103)	(105)	(102)	(78)
Services rendered by third
parties	(150)	(141)	(119)	(138)	(139)	(156)	(117)	(119)
Landing, take-off and
navigational tariffs	(106)	(112)	(104)	(99)	(88)	(85)	(73)	(69)
Depreciation and amortization	(98)	(62)	(59)	(57)	(55)	(57)	(56)	(55)
Aircraft insurance	(9)	(8)	(8)	(9)	(9)	(9)	(8)	(9)
Other	(202)	(121)	(199)	(122)	(176)	(121)	(110)	(76)

Total operating expenses	(2,188)	(1,945)	(1,898)	(1,683)	(1,719)	(1,694)	(1,480)	(1,348)

Operating income	91	113	67	146	228	382	243	238
Financial income (expenses),					27	(30)	(21)	176
net	46	106	41	67
Income (loss) before income tax					254	352	222	414
and social contribution	136	219	110	213
Income tax and social
contribution	(17)	(76)	(41)	(75)	(90)	(123)	(75)	(145)

Income (loss) before minority
interest	119	143	69	138	164	229	147	269
Minority interest	0	0	0	0	(1)

Income (loss) for the period	119	143	69	138	163	229	147	269

(1)	Except where indicated.

Reconciliation to U.S. GAAP

     Our net income, as calculated in accordance with Brazilian GAAP, was R$129 million, R$557 million and R$187 million in 2007, 2006 and 2005, respectively. In the event that we had recorded our net income in accordance with U.S. GAAP, we would have recorded net income of R$469 million in 2007, R$809 million in 2006 and R$427 million in 2005.

     Our shareholders’ equity, as calculated in accordance with Brazilian GAAP, was R$1,492 million, R$1,449 million and R$760 million as of December 31, 2007, 2006 and 2005 respectively. In the event that we had recorded our shareholders’ equity in accordance with U.S. GAAP, we would have recorded shareholders’ equity of R$1,967 million, R$1,532 million and R$620 million as of December 31, 2007, 2006 and 2005, respectively.

     The major differences between Brazilian GAAP and U.S. GAAP relate to the accounting approach used in respect of the following items:

  revaluation of fixed assets;

  leases;

  pension plans;

  business combinations;

  deferred assets;

  revenue recognition with partnerships with the TAM Loyalty Program;

  dividends;

  stock options plan;

  earnings per share; and

  earnings from sale-leaseback transactions.

     For a discussion of the principal differences between Brazilian GAAP and U.S. GAAP and an explanation of the U.S. GAAP reconciliation of our net income and shareholders’ equity, as appearing in our consolidated annual financial statements, see note 29 of our consolidated annual financial statements for the year ended December 31, 2007.

B. Liquidity and Capital Resources

     We believe that our liquidity position exceeds the minimum required to sustain our business adequately and our working capital is sufficient for our present requirements. We also believe that additional sources of liquidity are available to us, if they are needed, through bank facilities.

     We decreased our current liquidity ratio by 3.7% between December 31, 2006 and December 31, 2007, primarily due to our raising US$331 million through short term loan financing to make certain pre-delivery payments to Boeing in respect of our orders for four Boeing 777 aircraft. Our liquidity ratio increased by 21.5% between December 31, 2005 and December 31, 2006, mainly due to the proceeds from increases in our capitalization as a result of our public equity offering in 2006 and an increase in cash generated from operations during the period. Our liquidity ratio is calculated by dividing current assets by current liabilities.

     In order to manage our liquidity, we take into account our cash and financial investments, accounts receivable and short term loans. Our accounts receivable are affected by the timing of receipt of credit card revenues and of invoicing tourist agencies. Customers purchasing tickets using credit cards have the option of purchasing tickets and pay in installments, typically over an 80 day period. At December 31, 2007, we had R$2,607 million in cash and financial investments and R$938 million in accounts receivable, compared to R$2,454 million in cash and financial investments and R$781 million in accounts receivable at December 31, 2006.

     At December 31, 2007, we had short-term financing of R$881 million to finance our working capital needs. The majority of these financings are guaranteed by our receivables. Our short term financing includes the current portion of our long-term debt (meaning that debt that matures within twelve months of the balance sheet date). Of our financings, 70% are denominated in foreign currencies, including our renegotiated lease agreements and our machinery and equipment financing agreements. Our renegotiated lease agreements bear interest at a monthly rate of 0.52% . Our machinery and equipment financing agreements bear interest at a fixed spread over LIBOR.

     At December 31, 2007 our Industrial Funding (FINAME) agreements were denominated in reais and represented 2.13% of our total short-term financings. Our FINAME agreements bear interest at a fixed spread above TJLP, payable on both an annual and a monthly basis. At December 31, 2007 our Import Financing (FINIMP) agreements represent 3.57% of our short-term financings. They are denominated in reais and bear interest at a fixed spread above CDI on an annual basis only. At December 31, 2007 our short-term line of credit (Compror) is denominated in reais, representing 25.37% of our total short-term financings, and bears interest semi-annually at a fixed spread above CDI. At December 31, 2007 our information technology leasing agreements are denominated in reais and bear interest at a fixed spread over CDI with interest payable on a monthly basis, representing 2.59% of our total short-term financings.

     Our additional working capital requirements represent collectively 25.4% of our total short-term financings and are financed by loans in both foreign currencies and the real, in both cases bearing interest at a rate of 11.2%, although our real-denominated interest obligations are payable on a monthly rather than an annual basis.

     Net cash generated by operating activities

     Net cash generated by our operating activities was R$11.6 million for the year ended December 31, 2007, compared to R$722.2 million for the corresponding period in 2006. This decrease primarily reflects the decrease in net income and, to a lesser extent, a variation in the average deadline for paying our operational costs and increased expenses for deferred income tax and social contribution.

     Net cash generated by operating activities was R$722.2 million for the year ended December 31, 2006, compared to R$329.4 million for the year ended December 31, 2005. This is reflect the increase in our operating activities in the period.

     Net cash used in investing activities

     We invested R$181 million in the year ended December 31, 2007, compared to R$136.1 million in the corresponding period in 2006. The cash invested in 2007 was mainly used to purchase flight equipment and aircraft parts.

     Cash invested was R$136.1 million in the year ended December 31, 2006, compared to R$109.5 million in the corresponding period in 2005.

     Net cash generated by (used in) financing activities

     Net cash generated by (used in) financing was R$323.4 million for the year ended December 31, 2007, compared to R$871.5 million for the corresponding period in 2006. The decrease between 2007 and 2006 was mainly due to our paying dividends in the amount of R$137.6 million in 2007, compared to R$29.0 in 2006, and the fact that we raised less capital in 2007 while in 2006 we conducted our initial public offering of ADSs in the United States and preferred shares elsewhere, and issued debentures under our program for issuance of debentures. This was partially offset by the issuance of the US$300 million 7.375% senior notes in April 2007.

     Net cash generated by financing was R$871.5 million for the year ended December 31, 2006, compared to R$478.7 million for the corresponding period in 2005. The change between 2006 and 2005 was mainly due to the issuance of R$500 million in principal amount of debentures under our program for the issuance of debentures that we established in 2006.

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

Indebtedness

     At December 31, 2007, our total indebtedness was R$1,812 million, consisting of R$998 million in short-term debt and R$814 million in long-term debt (of which R$126 million was represented by financial lease obligations, R$532 million was represented by outstanding debentures, R$53 million arose from renegotiations of lease agreements relating to our fleet of Fokker 100 aircraft and R$1,100 million was represented by loans.)

     Between February 2002 and June 2003, TAM Linhas Aéreas issued debentures which were privately placed with INFRAERO. INFRAERO funded its purchase of the debentures using credits arising from airport fees incurred by TAM Linhas Aéreas during that period. The debentures are secured by a pledge of credit rights derived from passenger ticket receivables.

     We have three FINIMP-type lines of credit with financial institutions, which are guaranteed by revenues from the sale of passenger tickets made using credit cards. At December 31, 2007, the outstanding balance of our FINIMP-type contracts was R$84.8 million. Of this, R$38.5 million was secured debt and R$46.3 million was unsecured debt.

     We have financial lease agreements for the leasing of engines and computer equipment. At December 31, 2007, the outstanding balance of such financial lease agreements was R$126 million.

     TAM Linhas Aéreas has a US$50 million credit facility with the International Finance Corporation, or IFC. US$33 million of the principal amount is guaranteed by TAM S.A. We record amounts drawn down under this facility in reais. As of December 31, 2007, we had R$51 million outstanding under this facility. The terms of the agreement provide that TAM Linhas Aéreas must repay the loan in 12 equal semi-annual installments, beginning in November 2006 and ending in May 2012. See “Item 4. Information on the Company — A. History and Development of the Company — Capital Investments.”

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

     In April 2007, TAM Capital issued US$300 million 7.375% senior notes due 2017. The notes are unconditionally guaranteed, on a senior unsecured basis, by TAM S.A. and TAM Linhas Aéreas and are listed on the Euro MTF market of the Luxembourg Stock Exchange. On December 18, 2007 we completed an exchange offer pursuant to which holders of 99.2% of the notes issued on April 25, 2007 exchanged their notes for new notes that were registered under the Securities Act of 1933, as amended, and otherwise carried identical terms.

     In May 2007, our subsidiary TAM Financial Services 1 Limited entered into a facility agreement with certain financial institutions pursuant to which it borrowed US$331 million to finance certain pre-delivery payments due to Boeing in respect of our orders for four Boeing 777 aircraft.

C. Research and Development, Patents and Licenses, etc.

     We hold or have filed registration applications for 191 trademarks before the Instituto Nacional da Propriedade Industrial, or INPI, the body with jurisdiction for registering trademarks and patents in Brazil, and two trademarks before the bodies with jurisdiction for registering trademarks in other countries in the Americas and Europe in which we operate. Currently, we are facing no third-party challenges to such applications.

     TAM Marília owned the “TAM” trademark from its incorporation until September 2004 when TAM Marília underwent a spin-off which resulted in the creation of Taxi Aéreo, Representações, Marcas e Patentes S.A. (TAM Milor). The TAM trademark (and other trademarks related thereto) were transferred to TAM Milor. Both TAM Marília and TAM Milor are companies controlled by the Amaro Family. Until March 10, 2005, the relationship we and our subsidiaries TAM Viagens and TAM Mercosur had with TAM Milor did not provide for any compensation for our use of TAM trademark and was subject to revision at any time. In order to protect the use of the TAM trademark on an appropriate legal and commercial basis, on March 10, 2005, TAM S.A., TAM Milor, TAM Linhas Aéreas, TAM Viagens and TAM Mercosur entered into a License for Use of Trademark Agreement, pursuant to which TAM Milor granted the other parties a license to use the “TAM” trademark in exchange for a monthly compensation or royalty payment. The terms of this agreement provide that it may be terminated in the event of (i) bankruptcy, judicial composition with creditors or winding-up of either party, (ii) one party failing to comply with any of its obligations and failing to remedy such non-compliance within 15 days of receiving notice of such non-compliance, or (iii) we and/or our subsidiaries TAM Viagens and TAM Mercosur utilizing the TAM trademark in a manner other than that set forth in the agreement. The current expense we and our subsidiaries

     TAM Viagens and TAM Mercosur record on a monthly basis for the use of the trademark is R$1.2 million. This amount is adjusted annually by reference to the IGP-M. This agreement is effective until December 9, 2011, following which, provided that TAM Linhas Aéreas’ concession is itself renewed, the license to use the trademark will automatically be renewed for an equivalent period. The recording of the transfer of ownership of TAM trademarks from TAM Marília to TAM Milor and the License for Use of Trademark Agreement are currently in the process of review and registration, respectively, with the INPI. The intention of recording both the transfer and the registration of the License for Use of Trademark Agreement before the INPI is to provide third parties with notice of the existence of such rights.

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

D. Trend Information

     Assuming that demand for our services continues to increase in line with recent periods, we anticipate that our RPKs would increase as a result. In terms of ASKs, we believe the international market presents the greatest opportunity for growth because we already have significant penetration of domestic routes in our network. However, we believe ASKs for the domestic market will also increase in 2007, albeit at a lesser rate of growth compared to the international market. In the international market, we continue to examine opportunities for selective expansion of routes and recently announced plans to operate a direct flight from São Paulo to Lima, Peru. In the event that projected demand for new routes and/or more frequent flights on existing routes meets our expectations, we have contracted sufficient capacity to meet such demand (as evidenced by the fact that we currently have firm orders with Airbus to lease an additional 51 Airbus A320 family aircraft, six Airbus A330 family aircraft, ten Airbus A350 aircraft and a firm order with Boeing to lease four Boeing 777 aircraft). The addition of these aircraft to our fleet will increase our ASKs, and are able to exercise options in respect of up to 20 aircraft in the Airbus A320 family, five options in respect of Airbus A350 aircraft and four options in respect of Boeing 777 aircraft. In order to maintain flexibility, in the event that projected demand does not materialize we are under no firm obligation to purchase such aircraft and will be able to return our maturing aircraft without exercising the relevant options. Although increases in oil prices will continue to affect us, we have implemented cost saving measures such as our renegotiations with domestic travel agencies that resulted in eliminating the commission we used to pay these travel agencies and cost savings that result from increases in flown hours.

E. Off-balance Sheet Arrangements

     Our operating lease obligations are not reflected in our balance sheets. We have no other off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

     The following table summarizes our significant contractual and financial obligations and commitments having an impact on our liquidity at December 31, 2007:

	Payments Due per Period (R$ thousands)

	Principal				More
	and	Less than	1 to 3	3 to 5	than 5
	interest	1 year	years	years	years

Debentures	504,791	4,791	333,333	166,667	0
Finance leases	32,249	5,357	13,832	7,169	5,891
Operating leases	5,767,234	839,566	2,173,058	1,130,307	1,624,304
Operating leases renegotiated	84,703	65,111	17,904	713	975
Loans	830,129	630,834	177,484	15,983	5,829
Reorganization of the Fokker 100 fleet	30,699	8,420	22,279	0	0
Interest on debentures, finance leases and loans(1)	329,063	283,214	39,266	2,839	3,744

Total contractual obligations	7,578,869	1,837,292	2,777,157	1,323,677	1,640,740

(1)	Consists of estimated future payment of interest, calculated based on interest rates and foreign exchange rates applicable at December 31, 2007, assuming that all amortization payments and payments at maturity will be made on their scheduled payment dates.

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

     The following table sets forth the name, position and election date of the current terms of office of each member of our board of directors.

Name	Position	Election date

Maria Cláudia Oliveira Amaro Demenato	Chairman	09/18/2003
Maurício Rolim Amaro	Vice-Chairman	12/20/2004
Luiz Antônio Corrêa Nunes Viana Oliveira	Board Member	06/27/2003
Adalberto de Moraes Schettert	Board Member	08/31/2005
Waldemar Verdi Júnior	Board Member	01/23/2006
Pedro Pullen Parente	Board Member	04/27/2007
Marcos Adolfo Tadeu Senamo Amaro	Board Member	04/30/2008
Alexandre Goncalves Dias	Board Member	04/30/2008

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

     Marcos Adolfo Tadeu Senamo Amaro, Board Member. Mr. Amaro has been a member of our board of directors since April 2008. He holds the position of executive director of Amaro Participações and Amaro&Aviation. Currently, he is also a member of the board of directors of Oticas Carol S.A, WL (Word of Luxury) Ltda, Abiótica and TAM Marília S.A.

     Alexandre Gonçalves Silva, Board Member. Mr. Silva has been a member of our Board of Directors since April 2008. Mr. Silva received a bachelor degree in Mechanical Engineering from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio). He is currently a member of the Consulting Board of GWI, Advisor in Brazil for Global Infrastructure Partners, headquartered in London, and board member at GE Hydro Inepar and at Alupar. Before joining TAM, he occupied the position of CEO and National Executive of GE Brasil and worked in companies such as Celma, Motortec & Votec, in addition to other companies of the aviation sector. Furthermore, he worked at the Brazilian General Command for Aerospace Technology (CTA), related to the Aeronautics Command, as Project Manager of Feasibility Studies in the Aerospace Research Center.

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

     The following table sets forth the name, position and election date of the current terms of office of each member of our board of executive officers:

Name	Position	Election date

David Barioni Neto	Chief Executive Officer	09/10/2007
Líbano Miranda Barroso	Chief Financial Officer	05/17/2004
Fernando Sporleder Júnior	Operations Officer	09/10/2007
José Wagner Ferreira (1)	Commercial and Marketing Officer	09/19/2001
Jorge Gabriel Isaac Filho	Technical Officer	09/10/2007
Paulo Cezar Bastos Castello Branco	Fleet and Revenue Administration Officer	02/28/2007
Guilherme Cavalieri	Knowledge and People Management Officer	10/22/2007
Ruy Antônio Mendes Amparo	Maintenance, Repair and Overhaul Officer	11/26/1997

(1)	On June 16, 2008, we announced that Mr. Ferreira had decided to leave us with effect from July 1, 2008. At the date of the filing of this annual report, we had not yet determined a successor to Mr. Ferreira.

     Summary biographical information for each member of our board of executive officers is also set out below:

     David Barioni Neto, Chief Executive Officer. Captain David Barioni Neto has been our CEO since November 2007. Mr. Barioni has been working in the aviation industry for 30 years, holding executive positions and acting in flight and technical operation areas. He flies Boeing, Airbus and MD-11 aircrafts and checks Boeing 737 NG. Mr. Barioni is a certified flight security agent by the Brazilian Aeronautical Accident Prevention and Investigation Center (CENIPA) and has expertise in special and dangerous cargo and also in crisis management (IATA).

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

     Fernando Sporleder Júnior , Operations Officer. Mr. Sporleder has been our Operations Officer since November 2007. Mr. Sporleder was appointed by TEP in accordance with the shareholders’ agreement. He joined us in 2007 and has been working in the air transport industry since 1982, holding executive positions and acting in flight and technical operation areas. He flies Boeing and MD-11 aircrafts and he is a Certified Examiner by ANAC. He currently holds an executive position at TAM Linhas Aéreas. Mr. Sporleder has a degree in Business Administration from Universidade Ibirapuera (UNIB).

     José Wagner Ferreira, Commercial and Marketing Officer. Mr. Ferreira has been our commercial and marketing officer since September 2001. He joined us in 1999 and has been working in the air transport industry since 1973. He currently holds an executive position at TAM Linhas Aéreas. Mr. Ferreira has a degree in Business Administration and a post-graduate degree in Systems Analysis.

     Jorge Gabriel Isaac Filho, Technical Officer. Mr. Isaac has been our Technical Director since November 2007. Mr. Isaac Filho was appointed by TEP in accordance with the shareholders’ agreement. He joined us in 2007 and has been working in the aviation industry for 32 years. Mr. Isaac Filho was Maintenance Engineering Manager and Operations for Vasp; he was instructor pilot and checked Boeing B737, DC 10 and MD 11. He held various management and technical positions in several companies. Mr. Isaac holds a degree in Mechanical Engineering from the University of Sao Paulo (USP), and a post-graduate degree in Work Security Engineering from Fundação Educacional Inaciana (FEI).

     Paulo Cezar Bastos Castello Branco, Fleet and Revenue Administration Officer. Mr. Branco has been the Planning Officer since February 2007. He joined us as Institutional Relations Officer in October 2004 and currently holds an executive position at TAM Linhas Aéreas. Before joining us, he held various management positions, including: planning and logistics director of Varig Logística, vice-president of ECT — Empresa Brasileira de Correios e Telégrafos, financial and administration director of Casa da Moeda do Brasil and commercial department chief of INFRAERO — Empresa Brasileira de Infra-Estrutura Aéroviária. Mr. Branco has a degree in Business Administration from Universidade Federal do Rio de Janeiro (UFRJ) and an MBA in Airport Administration and Logistics Extensions from Nevada University in the United States.

     Guilherme Cavalieri, Knowledge and People Management Officer. Mr. Cavalieri has been our Knowledge and People Management Officer since October 2007. Mr. Cavalieri has a vast experience in the area of Human Resources, people development and management. He has been working for more than 20 years structuring these areas in large companies such as Unilever and the laboratory Boehringer Ingelheim, having worked in the United States in the last two years. Mr. Cavalieri has a degree in Business Administration from Fundação Getúlio Vargas(FGV) and an Executive MBA from University of São Paulo (USP).

     Ruy Antônio Mendes Amparo, Maintenance, Repair and Overhaul Officer. Mr. Amparo has been our Maintenance, Repair and Overhaul Officer since November 2007. He joined us in 1989 and has held various executive and administrative positions, including manager of aircraft maintenance and Technical Operations Director from November 1997 to November 2007. Before joining us, he was an aero-elasticity engineer at Embraer and at Aermacchi, and an aerodynamics engineer at Embraer and Órbita Sistemas Aeroespaciais. He is currently an executive director of TAM Linhas Aéreas. Mr. Amparo has a degree in Aeronautical Engineering from the Institute of Aeronautical Technology (ITA — São Paulo) and a post-graduate degree in aeronautics and aerodynamics from the same institution.

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

     In the year ended December 31, 2007, total compensation (including cash and in-kind benefits) paid to the members of our board of directors and to our executive officers was approximately R$27,739 million and R$10,164 million, respectively. For the year ended December 31, 2008, our shareholders authorized the payment of a total of up to R$1.3 million to the members of our board of directors.

     Our officers participate in our regular share purchase option plan. See “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Share Option Purchase Plan”.

C. Board Practices

     Currently, our board of directors is comprised of eight members. The terms of office of our current directors will expire in April 30, 2008. See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Board of directors”.

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

Audit Committee

     Our audit committee reports to our board of directors. Its main functions are to: assist the board of directors in monitoring, on behalf of our shareholders, the analysis of our financial statements; ensure that our executive officers develop reliable internal control mechanisms; ensure the adequate performance of internal audit; appoint external independent auditors when necessary; monitor any potential conflicts of interest in relation to our external auditors; ensure that our ethics code is being followed; monitor changes in our principal financial indicators, particularly focusing on our cashflow position; and review our capital, debt and cost structure. The audit committee is comprised of three members of our board of directors, elected by the board of directors for a one-year term, subject to reelection. The current members of our audit committee are: Adalberto de Moraes Schettert, Waldemar Verdi Júnior and Luiz Antônio Corrêa Nunes Viana Oliveira. All members of our audit committee satisfy the audit committee membership independence requirements of the SEC and the independence and other standards of the NYSE. Adalberto de Moraes Schettert is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

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

     At December 31, 2007 we had 20,469 employees, compared to 13,195 employees at December 31, 2006, and 9,699 employees at December 31, 2005. Our personnel expenses in 2007 totaled R$1,299 million. The following table shows the number of employees at December 31, 2003, 2004, 2005 and 2006 for the operations and locations indicated:

	December 31,	December 31,	December 31,
	2007	2006	2005

TAM Linhas Aéreas
Assistants, secretaries and dispatchers	9,056	4,647	2,773
Analysts and assistants	2,499	1,532	1,220
Supervisors/coordinators	715	412	316

	December 31,	December 31,	December 31,
	2007	2006	2005

Chairman, vice chairmen, directors and managers	302	176	171
Mechanics, electricians and technicians	1,522	1,271	1,127
Attendants	3,755	2,929	2,198
Captains and co-pilots	1,665	1,343	1,034
Interns	60	34	25

Total	19,574	12,344	8,864
TAM Viagens
Assistants/receptionists/secretaries/interns	42	29	32
Analysts/assistants/secretaries	46	50	53
Attendants, promoters/issuers/salesreps	83	81	88
Attorneys/coordinators/leaders/supervisors	17	17	30
Directors/managers/advisors	15	15	10

Total	203	192	213
TAM Mercosur
Paraguay	516	493	439
Chile	65	61	49
Argentina	31	32	37
Uruguay	32	23	22
Bolivia	44	46	41
São Paulo	4	4	4

Total	692	659	592

Grand Total	20,469	13,195	9,669

     We also outsource certain operations and services, such as representation with respect to passenger and cargo ticket sales, operational services for ground support, parking areas and runways at airports, aircraft cleaning, catering services, asset insurance and passenger and crew transportation.

     In 2006, we began implementation of a restructuring project in relation to our domestic support operations. This restructuring project, which has continued throughout 2007, involves us terminating, in 54 locations across Brazil, contracts with third party providers of services such as airport personnel, ticketing and baggage and cargo handling, eliminating entirely the service cost of the representatives who formerly managed those services. We will then add the personnel who had carried out the services as our own employees. This led to an increase of 1,390 in the number of our employees at December 31, 2006 and 4,350 in December 31, 2007. The objective of the restructuring project is to both gain synergies and reduce costs, primarily as a result of eliminating the cost of the representative who formerly managed the services at a fee and reducing our liability for taxes payable for third party services. Although we recorded an extraordinary accrual of R$44 million in 2006.

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

     In 2007, we invested approximately R$17.5 million in various training programs. On average, 20 days per year for each pilot are dedicated to renewing qualifications. We provide complete training to all pilots, attendants and customer service employees.

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

     We have a profit-sharing program. All employees participate in this program. In 2007 we paid each employee an amount that was equal to approximately two times each such employee’s monthly salary pursuant to our profit-sharing program for 2006. In 2007, provisions for amounts to be paid in 2008 totaled approximately R$38 million.

     Supplementary Retirement Plan

     Our subsidiary TAM Linhas Aéreas sponsors three supplementary retirement benefit plans. In 2007, we contributed approximately R$11 million to those plans through our subsidiary TAM Linhas Aéreas. See note 25 of our audited consolidated annual financial statements for the year ended December 31, 2007.

E. Share Ownership

     The following table sets forth the class, number and percentage of shares held by our directors at the date of this annual report:

	Number of	Number of
	Common Shares	Preferred Shares
	Held	Held

Maria Cláudia Oliveira Amaro Demenato	1	104,100
Maurício Rolim Amaro	1	104,100
Luiz Antônio Corrêa Nunes Viana Oliveira	1	—
Waldemar Verdi Júnior	1	—
Adalberto de Moraes Schettert	—	1
Pedro Pullen Parente	1	—
Marcos Adolfo Tadeu Senamo Amaro	—	1,179,800
Alexandre Gonçalves Silva	—	—
Share Purchase Option Plan	—	153,000

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

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table shows the shareholdings of each shareholder holding 5% or more of our common or preferred shares and of the members of our board of directors as of June 24, 2008, being the most recent practicable date.

	Shares Beneficially Owned

Common Shareholders	Number	Percent

TAM — Empreendimentos e Participações S.A.(1)	50,562,376	84.56%
Agropecuária Nova Fronteira Ltda.(3)	79.516	0.13%
Maria Cláudia Oliveira Amaro Demenato	1	0%
Maurício Rolim Amaro	1	0%
Luiz Antônio Corrêa Nunes Viana Oliveira	1	0%
Waldemar Verdi Júnior	1	0%
Adalberto de Moraes Schettert	—	0%
Pedro Pullen Parente	1	0%
Marcos Adolfo T. Senamo Amaro	—	0%
Alexandre Gonçalves Silva	—	0%
Treasury shares	—	0%
Minority Shareholders:
Lazard Asset Management LLC	—	0%
T.Rowe Price	—	0%
Amaro & Aviation Participações S.A.	9,133,912	15.28%
Others	16.146	0.03%
Total	59,791,955	100%

	Shares Beneficially Owned

Preferred Shareholders	Number	Percent

TAM — Empreendimentos e Participações S.A.(1)	18,860,610	20.77%
Agropecuária Nova Fronteira Ltda.(3)	0	0%
Maria Cláudia Oliveira Amaro Demenato	104.100	0.11%
Maurício Rolim Amaro	104.100	0.11%
Luiz Antônio Corrêa Nunes Viana Oliveira	—	0%
Waldemar Verdi Júnior	—	0%
Adalberto de Moraes Schettert	1	0%
Pedro Pullen Parente	—	0%
Marcos Adolfo T. Senamo Amaro	1,179,800	1.30%
Alexandre Gonçalves Silva	—	0%
Treasury shares	153.000	0.17%
Minority Shareholders:
Lazard Asset Management LLC	9,354,059	10.30%
T.Rowe Price	4,668,700	5.14%
Amaro & Aviation Participações S.A.	758.068	0.83%
Others	55,610,754	61.25%
Total	90,973,192	100%

(1)
TAM - Empreendimentos e Participações S.A., is owned by the Amaro family and has its principal offices at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil. Noemy Almeida Oliveiro Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Maria Claudia Oliveira Amaro Demenato whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Maurcio Rolim Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Marcos Adolfo Tadeu Senamo Amaro whose business address is at Rua Silvio Tramontano, 231, house 15, São Paulo, SP, Brazil; and João Francisco Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 387, São Paulo, SP, Brazil own all of the shares in the company and exercise all of the voting rights and investment power.

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

License For Use of Trademark

     TAM Marília owned the “TAM” trademark from its incorporation until September 2004 when TAM Marília underwent a spin-off which resulted in the creation of TAM Milor. The TAM trademark (and other trademarks related thereto) were transferred to TAM Milor. Both TAM Marília and TAM Milor are companies controlled by the Amaro Family. Until March 10, 2005, the relationship we and our subsidiaries TAM Viagens and TAM Mercosur had with TAM Milor did not provide for any compensation for our use of TAM trademark and was subject to revision at any time. In order to protect the use of the TAM trademark on an appropriate legal and commercial basis, on March 10, 2005, TAM S.A., TAM Milor, TAM Linhas Aéreas, TAM Viagens and TAM Mercosur entered into a License for Use of Trademark Agreement, pursuant to which TAM Milor granted the other parties a license to use the “TAM” trademark in exchange for a monthly compensation or royalty payment. The terms of this agreement provide that it may be terminated in the event of (i) bankruptcy, judicial composition with creditors or winding-up of either party, (ii) one party failing to comply with any of its obligations and failing to remedy such non-compliance within 15 days of receiving notice of such non-compliance, or (iii) we and/or our subsidiaries TAM Viagens and TAM Mercosur utilizing the TAM trademark in a manner other than that set forth in the agreement. The current expense we and our subsidiaries TAM Viagens and TAM Mercosur record on an annual basis for the use of the trademark is R$14.3 million. This amount is adjusted annually by reference to the IGP-M. This agreement is effective until December 9, 2011, following which, provided that TAM Linhas Aéreas’ concession is itself renewed, the license to use the trademark will automatically be renewed for an equivalent period. The recording of the transfer of ownership of TAM trademarks from TAM Marília to TAM Milor and the License for Use of Trademark Agreement are currently in the process of review and registration, respectively, with the INPI. The intention of recording both the transfer and the registration of the License for Use of Trademark Agreement before the INPI is to provide third parties with notice of the existence of such rights.

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

Service Agreement — TAM Marília

     In September 2002, we entered into a service agreement with TAM Marília for the sharing of our general management activities, relating mainly to human resources, purchasing and procurement and information technology systems. Pursuant to the terms of this service agreement, we received payments from TAM Marília in the amounts of R$820,000 in the year ended December 31, 2007 and R$1.2 million in the year ended December 31, 2006.

C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

     See “Item 3. Key Information — A. Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

     We are involved in various judicial and administrative proceedings arising from the normal course of our businesses. We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. The table below sets forth the total estimated value of amounts claimed, provisions for contingencies and court deposits at December 31, 2007:

	Total Estimated	Provision for
	Amount Claimed	Contingencies	Court Deposits
	December 31, 2007	December 31, 2007	December 31, 2007

	(R$ thousands)	(R$ thousands)	(R$ thousands)
Tax proceedings	1,647,476	809,244	57,868
Labor proceedings	185,575	12,811	12,386
Civil proceedings	171,400	22,658	4,763

Total	2,004,451	844,713	75,017

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

     Proceedings filed against us

     Civil proceedings

     We are party to approximately ten thousand civil proceedings arising from the normal course of our business and the total amount claimed in these proceedings as at December 31, 2007 was estimated at R$171.4 million. The vast majority of these proceedings involve minor cases relating to customer relations. The more significant actions relate to civil liability and disputes resulting from cancellation of agreements to provide services and commercial representation. At December 31, 2007, we had established provisions to address these contingencies in the total amount of R$22,6 million.

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

     TAM Linhas Aéreas is party to 96 actions filed by relatives of victims of the incident that occurred in July 2007 involving TAM flight 3054, which had an accident during landing at Congonhas airport. Although we are not yet able to make final conclusions as to the financial impact of this accident, we believe that our insurance will provide sufficient coverage to cover any damages, penalties or judicial or extra-judicial agreements arising as a result.

     Tax proceedings

     We are party to various administrative proceedings or court actions in which we are claiming non-application of a specific tax or reimbursement of taxes paid improperly, or in which we are contesting the charging of specific taxes resulting from the normal course of our business and the total amount claimed in these proceedings as at December 31, 2007 was estimated at R$1,647.4 million. We cannot guarantee that we will succeed in obtaining these tax credits or securing a favorable outcome in respect of the application of those taxes. At December 31, 2007, we had established provisions totaling R$809.2 million for tax proceedings involving probable loss to us, including those listed below. In respect of certain proceedings, we have made court deposits, while in respect of others we have court protection that allows us to dispute the cases without need for partial payments or judicial deposits.

     PIS and COFINS

     We are challenging the constitutionality of the change in tax basis of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law No. 9,718/98. On November 9, 2005, the Supreme Court of Justice ruled that the change in the tax basis of the PIS was unconstitutional. During 2006, we were successful in obtaining one favorable ruling which enabled us to partially reverse a provision of R$46.0 that we had established. At December 31, 2007, we had eight pending claims in respect of the change in tax basis of the PIS and the increase in the contribution and basis of calculation of COFINS pending.

     Tariff surplus

     We have filed a court injunction aimed at suspending payment of the tariff supplement, which is collected monthly at the rate of 1.0% of our domestic revenues. Currently, the case is awaiting a ruling on the appeal filed by the Brazilian government against the judgment handed down on the injunction that we filed, which suspended application of the taxes. The approximate value of that proceeding at December 31, 2007 was R$323.6 million. In the opinion of our legal advisors, the chance of loss in this proceeding is considered possible. On the basis that payment of this tariff is supported by both Presidential Decree and ANAC Administrative Decree, our management established a provision of R$323.6 million in relation to this.

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

     Airline worker fund

     We have filed an ordinary action with a request for an injunctive relief for non-payment of the Airline Workers Fund, a tax charged monthly at the rate of 2.5% of an airline’s payroll. Payment of the tax credit is suspended by virtue of the injunctive relief in our favor. Currently, the proceeding is in the expert witness phase. In 2004, the INSS issued an assessment notice in order to toll the Statute of Limitations of the social security credit as a result of non-payment of the Airline Workers Fund. The administrative proceeding has been suspended until completion of the judicial process. The approximate adjusted value of this proceeding at December 31, 2007 was R$71.5 million. In the opinion of our legal advisors, the chance of loss in respect of this proceeding is considered possible. On the basis that payment of this tax is required by law, our management established a provision in accordance with the amounts required by law until the final outcome of the judicial action. At December 31, 2007, the provision totaled R$71.5 million.

     Labor actions

     At December 31, 2007 we were party to 1,045 labor claims filed by our employees, former employees or service providers arising from the normal course of our business. We do not believe that such claims (individually or collectively) will have a material adverse effect on our results of operations in the event of unfavorable rulings. Of those 1,045 labor claims, 685 are against TAM Linhas Aéreas, 360 against service providers or sales representatives and TAM Linhas Aéreas. In the case of the individual labor claims, the principal disputes refer to demands for the payment of hazard supplements, overtime and make-up work, as well as requests for the payment of wage differentials in specific cases involving crew members. We are party to five class actions, all by the airline workers’ union. The total assessed value of those actions was approximately R$185.5 million at December 31, 2007, and according to our legal advisors, R$7.0 million correspond to claims with a remote chance of loss, R$165.6 million correspond to claims with a possible chance of loss, and R$12.8 million correspond to claims with a probable chance of loss. We have established provisions totaling R$13 million at December 31, 2007 in respect of all of these claims. For specific actions we have made court deposits totaling R$12 million to address labor claims. The provision is based on our management’s estimate as to likely losses we might incur as a result of the various labor claims filed by current or former employees. We believe the provisioned amount is sufficient as to cover probable losses, estimated as applicable, in the event that the rulings are unfavorable to us.

     Proceedings instituted by us

     Damages relating to price freezes

     We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is R$245 million, based on a calculation made by an expert witness of the court. This sum is subject to delinquent interest since September 1993 and inflation adjustment since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable. Our management has not posted these credits to our accounts and will only do so when the aforementioned decision is made final.

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

     Additional airport tariffs — ATAERO

     We also filed an ordinary claim, with a request for early judgment, in relation to a dispute concerning the legality of charging the Adicional das Tarifas Aeroportuárias (Additional Airport Tariffs, or ATAERO), which are charged at a rate of 50% on the value of tariffs and airport tariffs. The total amount involved, adjusted for inflation, at December 31, 2007 totaled R$525.7million.

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

  less the amount allocated to the legal reserve; and

  less the amount allocated to the contingency reserve, if any.

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

     Our dividend policy

     We did not distribute dividends or interest on capital to our shareholders between 1997 and 2004 because we had accumulated losses for those years. Our board of directors declared a dividend payment of R$137,268,869.54 in respect of the year ended December 31, 2006, which was approved by our shareholders on April 27, 2007. Our directors declared a dividend payment of R$72,093,006.90 in respect of the year ended December 31, 2007, which was approved by our shareholders on April 30, 2008.

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

B. Significant Changes

     None.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     In the United States, our preferred shares trade in the form of ADS. As of December 31, 2007, the ADSs represented approximately 35.4% of our preferred shares and 21.3% of our current global public float.

     The following tables set forth the reported high and low closing sales prices for our ADSs on the NYSE for the periods indicated.

	US$ per ADS

Quarter	Low	Average(1)	High

First quarter 2007	24.80	29.95	33.55
Second quarter 2007	25.33	29.70	35.50
Third quarter 2007	20.91	26.90	35.83
Fourth quarter 2007	23.12	27.25	29.92
First quarter 2008	17.52	20.99	23.73

(1)	Calculated as the average of closing prices for the period.

	US$ per ADS

Month	Low	Average(1)	High

December 2007	23.12	25.66	28.40
January 2008	19.52	21.57	23.73
February 2008	20.48	21.74	23.55
March 2008	17.52	19.65	21.90
April 2008	19.68	21.32	23.6
May 2008	19.75	22.12	24.72

(1)	Calculated as the average of closing prices for the period.

     The following table sets forth the reported high and low closing sale prices for our preferred shares on the BOVESPA for the periods indicated.

	R$ per Preferred Share(1)

Year	Low	Average(2)	High

2003	3.60	3.92	4.20
2004	3.70	16.94	33.00
2005	15.75	27.31	47.50
2006	40.15	57.15	75.00
2007	39.64	54.42	68.71

(1)	These figures have not been adjusted to reflect the share split agreed on May 16, 2005 pursuant to which holders of our existing shares received two shares of the same class and type for each share held.

(2)	Calculated as the average of closing prices for the period.

	R$ per Preferred Share(1)

Quarter	Low	Average(2)	High

First quarter 2006	40.15	46.75	53.75
Second quarter 2006	41.45	52.30	59.50
Third quarter 2006	52.90	63.01	73.10
Fourth quarter 2006	58.70	66.75	75.00
First quarter 2007	51.16	63.13	70.80
Second quarter 2007	50.42	57.85	66.93
Third quarter 2007	39.64	50.39	65.50
Fourth quarter 2007	40.81	47.93	52.35

(1)	These figures have not been adjusted to reflect the share split agreed on May 16, 2005 pursuant to which holders of our existing shares received two shares of the same class and type for each share held.

(2)	Calculated as the average of closing prices for the period.

	R$ per Preferred Share

Month	Low	Average(1)	High

December 2007	40.81	44.84	50.08
January 2008	32.43	37.27	41.4
February 2008	34.82	37.00	40.76
March 2008	29.66	33.08	35.93
April 2008	33.2	35.58	38.18
May 2008	33.0	36.33	40.30

(1)	Calculated as the average of closing prices for the period.

B. Plan of Distribution

     Not applicable.

C. Markets

Trading on BOVESPA

     BOVESPA is a closely-held company owned by Bovespa Holding S.A., which is a publicly-held company. Trading on such exchanges is limited to member brokerage firms and to a limited number of authorized non-members.

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

Divestment of control following abandonment of Level 2 listing

     In the event that we abandon or cancel our Level 2 listing and in the subsequent 12 months there is a change in our control, the controlling shareholders relinquishing control and the acquiror undertake, jointly and with joint responsibility, to acquire the shares of all shareholders at the price per share and pursuant to the same terms and conditions obtained by the controlling shareholder group in the sale of their own shares in accordance with the inflation index or any other monetary connection applicable to the relevant period. In the event that the price obtained by the controlling shareholder group for their shares is higher than the price per share offered to the other shareholders in the offer to purchase made in accordance with Level 2 regulations (see “— Cancellation of Level 2 registration”), the controlling shareholders relinquishing control and the acquiror undertake, jointly and with joint responsibility, to pay the difference between the proceeds in the operation for the transfer of control and the value paid to those shareholders who accept the terms of the offer.

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

     In addition, holders of our preferred shares will be entitled to all shareholders’ rights provided to shareholders of companies listed on the Level 2 segment of BOVESPA. For a summary description of these shareholder rights, see “Item 9. The Offer and Listing — C. Markets — BOVESPA’s Differentiated Corporate Governance Practices.”

General

     Our corporate name is TAM S.A. and our head office is located in the city of São Paulo, state of São Paulo, Brazil. We were registered with the Board of Trade of the state of São Paulo under NIRE number 35,300,150,007 and were registered with the CVM as a public stock corporation under number 01639-0 since 1997.

     All of our shares are registered with no par value and are indivisible. Our entire capital stock is fully paid-up. We currently hold 153,000 treasury shares.

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

Rights of our common and preferred shares

     Each of our common shares gives the holder the right to vote on decisions of our shareholders’ meetings. Pursuant to article 8, paragraph 2, of our by-laws, our shareholders will be entitled to convert, in accordance with applicable law, their paid-up common shares into preferred shares, at the proportion of one preferred share per common share. Our preferred shares carry no right to vote on decisions of the shareholders’ meetings, except (as long as we are listed on the Level 2 segment of BOVESPA) with regard to certain matters. See “— Voting Rights.”

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

  reduce the mandatory dividend;

  consolidate or merge with another company, including one of our controlling companies;

  participate in a group of companies;

  change of corporate purpose;

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

  any direct conversion, consolidation, spin-off or merger of TAM;

  agreements between us and our controlling shareholder(s), as well as other companies in which our controlling shareholder(s) have an interest, so long as such matters have been approved in a general shareholders’ meeting to the extent required by law or statue;

  the evaluation of assets in relation to any capital increase;

  the appointment of any company specializing in evaluating the economic value of our shares in case of a mandatory tender offer launched by us or by our controlling shareholders if we elect to go private or if we elect to cease to follow the requirements of BOVESPA’s Level 2 regulation;

  any change in our corporate purpose; and

  any change in, or the revocation of, provisions of our by-laws resulting in any violation of certain requirements of BOVESPA’s Level 2 regulation. See “Item 9. The Offer and Listing — C. Markets — BOVESPA’s Differentiated Corporate Governance Practices.”

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

     A foreign direct investor under Law No. 4,131/62 must:

  register as a foreign direct investor with the Central Bank;

  obtain a taxpayer identification number from the Brazilian tax authorities;

  appoint a tax representative in Brazil; and

  appoint a representative in Brazil for service of process in respect of suits based on the Brazilian corporation law.

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

     If a foreign direct investor under Law No. 4,131/62 wishes to deposit its shares into the ADR program in exchange for ADSs, such holder will be required to present to the custodian evidence of payment of capital gains taxes. The conversion will be effected by the Central Bank after receipt of an electronic request from the custodian with details of the transaction. Please refer to “Item 10. Additional Information - E. Taxation - Brazilian Tax Considerations” for a description of the tax consequences to an investor residing outside Brazil of investing in our preferred shares in Brazil.

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

     Therefore, Non-Brazilian Holders are subject to income tax at a rate of 15% on gains realized on sales or exchanges in Brazil of preferred shares that occur on a Brazilian stock exchange, unless such sale is made by a Non-Brazilian Holder that is not resident in a tax haven jurisdiction, and (a) such a sale is made within five business days of the withdrawal of such preferred shares in exchange for ADSs and the proceeds of such sale are remitted abroad within such five-day period, or (b) such a sale is made under Resolution No. 2,689 by Non-Brazilian Holders that register with the CVM. In these two cases the transaction will be tax exempt.

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

     Other Relevant Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of preferred shares or ADSs. Pursuant to Decree 4,494 of December 3, 2002, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment in the preferred shares and ADSs and those made under Resolution No. 2,689, is potentially subject to an exchange transactions tax (Imposto Sobre Operãçoes Financeiras - IOF/Câmbio), although at present the rate of such tax is generally zero percent. Under Law No. 8,894 of June 21, 1994, or Law No. 8,894, such IOF tax rate may be increased at any time to a maximum of 25%, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

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

     Until December 31, 2007 financial transfers were taxed by the Contribuição Provisória sobre Movimentação Financeira, or CPMF, at a rate of 0.38% . The CPMF was levied upon the remittance of proceeds on the amount converted in reais of the transaction and was required to be withheld by the financial institution that carries out the transaction. Currently, the funds transferred from a bank account to acquire shares on the Brazilian stock exchange are exempt from CPMF. In addition, Provisional Measure 281 of February 15, 2006 provided that the CPMF rate assessable on an acquisition of shares in a non-organized over the counter transaction was to be reduced to zero (provided that such acquisition relates to a public offering of shares made by a publicly-traded company). However, as of January 1, 2008, CPMF is no longer in force, as the Brazilian Senate did not approve the Constitutional Amendment which would extend the term of CPMF collection. Therefore, CPMF should not be levied on any debit to bank accounts carried out after such date.

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

  a financial institution;

  a dealer or trader in securities or currencies;

  a regulated investment company;

  a real estate investment trust;

  an insurance company;

  a tax-exempt organization;

  a person holding our ADSs or preferred shares as part of a hedging, integrated or conversion transaction, a constructive sale or a straddle;

  a person liable for alternative minimum tax;

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

  a citizen or resident alien of the United States;

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

     Taxation of dividends

     Subject to the discussion under “— Passive foreign investment company rules” below, distributions on our ADSs or preferred shares, including distributions paid in the form of payments of interest on capital for Brazilian tax purposes, before reduction for any Brazilian income tax withheld by us, will be taxable as dividends to the extent paid out of our current or accumulated earnings and profits, as determined for U.S. federal income tax purposes. Such dividends, including any withheld taxes, will be includable as ordinary income on the day received by the depository. Such dividends will not be eligible for the dividends received deduction allowed to corporations. Under current law, dividends received before January 1, 2011 by non-corporate U.S. investors on shares of certain foreign corporations will be subject to U.S. federal income tax at a maximum rate of 15% if certain conditions are met. A U.S. Holder will be eligible for this reduced rate only if it has held the ADSs or preferred shares for more than 60 days during the 121-day period beginning 60 days before the ex-dividend date. A U.S. Holder will not be able to claim the reduced rate for any year in which the company is treated as a PFIC. See “- Passive foreign investment company rules” below.

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

     Other Brazilian taxes

     You should note that any Brazilian IOF/Exchange Tax, IOF/Bonds Tax or the recently extinguished CPMF Tax (as discussed above under “- Brazilian Tax Considerations” above) may not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

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

Interest rate risk

     Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments, variable-rate leasing contracts and on interest income generated from our cash and short-term investment balances. A hypothetical 10% increase in market interest rates at December 31, 2007 would increase our aircraft rental and interest expense by approximately R$23 million. A hypothetical 10% decrease in market interest rates as of December 31, 2007 would decrease our interest income from cash equivalents and short-term investments by approximately R$30 million. These amounts are determined by considering the impact of the hypothetical interest rates on our variable-rate debt, variable-rate leasing contracts and cash equivalent and short-term investment balances at December 31, 2007.

Exchange rate risk

     A significant part of our costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. To manage exchange rate risk, we enter into derivative contracts with various counterparties to protect ourselves against a possible depreciation or devaluation of the real in relation to the U.S. dollar. At December 31, 2007, we had a number of outstanding currency futures contracts and the fair value of such contracts was R$0.8 million. As a measure of our market risk with respect to our foreign currency exposure, an increase in aircraft and engine maintenance expense, aircraft operating lease payments and aircraft insurance from a hypothetical R$0.10 depreciation of the real against the U.S. dollar would be approximately R$48 million, not considering our derivative contracts.

Risks relating to variations in the price of oil

     Our results of operation are affected by changes in the price of oil. We have entered into derivative transactions in order to hedge ourselves against this risk. Our policy is to enter into derivative transactions covering a minimum of 30% and a maximum of 80% of our projected fuel consumption for up to a rolling 24 month period. At December 31, 2007, we had outstanding derivatives contracts relating to the price of oil in respect of approximately 5.5 million barrels of oil. In 2007, we recorded gains of R$40 million in respect of these contracts.

     Based on projections for the consumption of fuel in 2008, a hypothetical 10% increase in the price of a liter of fuel in 2008 would lead to an increase of approximately R$3,600 million in relation to our fuel costs (not taking our derivative transactions into account).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     None.

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

     We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures as of the year ended December 31, 2007. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2007, and that the information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

Management’s Annual Report on Internal Control over Financial Reporting and Attestation Report of Registered Public Accounting Firm

     Our management’s annual report on internal control over financial reporting is included in this annual report on page F-2 and the opinion by our independent registered public accounting firm on the effectiveness of our internal control over financial reporting is included in the report of PricewaterhouseCoopers Auditores Independentes that is included in this annual report on page F-3.

Changes in Internal Control over Financial Reporting

     There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2007 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

ITEM 15T. CONTROLS AND PROCEDURES

     Not applicable.

ITEM 16A. AUDIT COMMITTEE FINANCIAL EXPERT

     Our board of directors has determined that Adalberto de Moraes Schettert, a member of our audit committee, is an “audit committee financial expert” as defined by current SEC rules and meets the independence requirements of the SEC and the NYSE listing standards. For a discussion of the role of our audit committee, see “Item 6. Directors, Senior Management and Employees C. Board Practices - Audit Committee.”

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

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table sets forth by category of service the total fees for services provided by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2007 and 2006.

	2007	2006

	(R$ millions)
Audit Fees	3.7	4.1
Audit-Related Fees	—	2.3
Tax Fees	—	—
All Other Fees	—	—

Total	3.7	6.4

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

Audit-Related Fees

     No audit-related fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal year ended December 31, 2007. The audit-related fees paid for the fiscal year ended December 31, 2006 consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes for internal control reviews.

Tax Fees

     No tax fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2007 and 2006.

All Other Fees

     No other fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2007 and 2006.

Pre-Approval Policies and Procedures

     Our audit committee approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers Auditores Independentes. Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. Our management periodically reports to our audit committee the nature and scope of audit and non-audit services rendered by our independent auditors. In 2007 and 2006, none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     None.

PART III

ITEM 17. FINANCIAL STATEMENTS

     See “Item 18. Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

     See our consolidated financial statements beginning on page F-1.

ITEM 19. EXHIBITS

1.1
By-laws of TAM S.A. (English translation), incorporated herein by reference from our fourth pre-effective amendment to our Registration Statement on Form F-1, filed February 17, 2006, File No. 333-131938.

1.2
By-laws of TAM Linhas Aéreas S.A. (English translation), incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, filed October 29, 2007, File 333-145838-01.

1.3
By-laws of TAM Capital Inc. (English translation), incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, filed October 29, 2007, File 333-145838-02.

2.1
Form of Deposit Agreement among TAM S.A., JPMorgan Chase Bank, N.A., as depositary, and the Holders from time to time of American Depositary Shares issued there under, including the form of American Depositary Receipts, incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

2.2
Indenture dated as of April 25, 2007 among TAM Capital Inc., Tam S.A., TAM Linhas Aéreas S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, File No. 333-131938.

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

8.1	List of subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of TAM S.A.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of TAM S.A.

12.3	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of TAM Linhas Aéreas S.A.

12.4	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of TAM Linhas Aéreas S.A.

12.5	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of TAM Capital Inc.

12.6	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of TAM Capital Inc.

13.1	Section 1350 Certification of Chief Executive Officer of TAM S.A.

13.2	Section 1350 Certification of Chief Financial Officer of TAM S.A.

13.3	Section 1350 Certification of Chief Executive Officer of TAM Linhas Aéreas S.A.

13.4	Section 1350 Certification of Chief Financial Officer of TAM Linhas Aéreas S.A.

13.5	Section 1350 Certification of Chief Executive Officer of TAM Capital Inc.

13.6	Section 1350 Certification of Chief Financial Officer of TAM Capital Inc.

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAM S.A.

By: /s/ David Baroni Neto
Name: David Baroni Neto
Title: Chief Executive Officer

Date: June 25, 2008

TAM S.A. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2007 AND 2006

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

TAM’s management has assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 based on the criteria established in Internal Control - “Integrated Framework” issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”) and, based on such criteria, TAM’s management has concluded that, as of December 31, 2007, the Company’s internal control over financial reporting is effective.

The effectiveness of the Company’s internal control over financial reporting as of December 31, 2007 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

By: /s/ DAVID BARIONI NETO
Chief Executive Officer

/s/ LÍBANO MIRANDA BARROSO
Chief Financial Officer

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of TAM S.A.

In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of income, of changes in shareholders’ equity, of changes in financial position and of cash flows present fairly, in all material respects, the financial position of TAM S.A. and its subsidiaries (the “Company”) at December 31, 2007 and 2006, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting practices adopted in Brazil. Also in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying “Management’s Report on Internal Control Over Financial Reporting”. Our responsibility is to express opinions on these financial statements and on the Company’s internal control over financial reporting based on our audits (which were integrated audits in 2007 and 2006). We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audit of the financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

As described in Note 20(h) the Company changed the manner in which it accounts for derivative financial instruments.

Accounting practices adopted in Brazil vary in certain significant respects from accounting principles generally accepted in the United States of America (“U.S. GAAP”). Information relating to the nature and effect of such differences is presented in Note 29 to the consolidated financial statements.

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

São Paulo, June 24, 2008

PricewaterhouseCoopers
Auditores Independentes

TAM S.A. and Subsidiaries

Consolidated Balance Sheets
at December 31
In thousands of reais

Assets	Note	2007	2006

			(Note 20 (h))

Current
Cash and banks		134,873	122,458
Financial investments	3	2,472,004	2,330,520
Customer accounts receivable	4	937,928	780,972
Inventories	5	162,471	113,875
Taxes recoverable	6	87,017	67,345
Advances to aircraft manufacturers	7	864,440	221,793
Deferred income tax and social contribution	19	37,950	36,117
Prepaid expenses		151,372	88,138
Aircraft insurance and other		44,515	29,189
Other		137,071	72,765

		5,029,641	3,863,172

Non-current
Long-term receivables
Deposits in guarantee	8	161,488	144,444
Deferred income tax and social contribution	19	195,415	109,277
Judicial deposits	16	75,017	55,577
Advances to aircraft manufacturers	7	105,115	130,915
Advances for aircraft maintenance	7	119,633	46,596
Other		53,541	26,346

		710,209	513,155

Permanent assets
Other investments		70	70
Property, plant and equipment	10	789,885	791,685
Deferred charges			717
Intangible		13,156

		803,111	792,472

		1,513,320	1,305,627

Total assets		6,542,961	5,168,799

The accompanying notes are an integral part of these consolidated financial statements.

Liabilities and stockholders’ equity	Note	2007	2006

			(Note 20 (h))

Current liabilities
Suppliers		426,856	346,817
Short-term debt, including current portion of long-term debt	11	881,148	221,908
Obligations under finance lease and lease payables	12	72,917	69,108
Debentures	17	32,159	60,588
Interest accrued on senior notes	18	7,076
Return of Fokker 100 fleet	14	11,501	11,813
Salaries and payroll charges		236,708	194,128
Advance ticket sales	15	791,546	759,210
Taxes and tariffs payable		59,051	63,783
TAM Loyalty Program	27	20,614	19,039
Income tax and social contribution payable		20,079	1,993
Interest on own capital and dividends payable		72.616	137,629
Other		119,709	149,681

		2,751,980	2,035,697

Non-current
Long-term liabilities
Long-term debt	11	219,189	230,864
Obligations under finance lease	12	53,196	92,954
Debentures	17	500,000	508,076
Senior Notes	18	531,390
Return of Fokker 100 fleet	14	41,523	62,806
Deferred income tax and social contribution	19	50,861	56,306
Provision for contingencies	16	844,713	722,761
Other		44,724	2,060

		2,285,596	1,675,827

Deferred income		11,099	11,099

Minority interest		2,629	2,744

Stockholders’ equity
Capital (representing 59,791,955 common shares and 90,793,192 preferred shares at December 31, 2007 (2006 – 59,791,955
common shares and 90,771,386 preferred shares))	20	675,497	675,000
Capital reserve	20	102,855	102,855
Revaluation reserve	20	135,134	147,874
Revenue reserves	20	578,171	517,703

		1,491,657	1,443,432

Total liabilities and stockholders’ equity		6,542,961	5,168,799

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries

Consolidated Statements of Operations
Years ended December 31
In thousands of reais, except amounts per thousand shares

	Note	2007	2006	2005

Gross operating revenue			(Note 20 (h))	(Note 20 (h))
Air transportation revenues
Domestic	21	4,833,903	5,161,935	4,192,698
International	21	2,129,741	1,537,459	1,033,556
Cargo	21	776,817	486,495	407,146
Other operating revenues	21	733,491	514,202	276,735

		8,473,952	7,700,091	5,910,135
Taxes and deductions		(322,778)	(355,441)	(261,370)

Net operating revenues		8,151,174	7,344,650	5,648,765
Cost of services rendered	22	(5,858,936)	(4,730,669)	(3,796,886)

Gross profit		2,292,238	2,613,981	1,851,879

Operating (expenses) income
Selling	22	(1,449,232)	(1,186,276)	(1,091,701)
General and administrative	22	(553,166)	(410,360)	(324,699)
Executive management fees	22	(27,739)	(20,764)	(22,088)
Other operating expenses, net		(44,841)	(126,199)	(30,806)

		(2,074,978)	(1,743,599)	(1,469,294)

Operating profit (loss) before financial result		217,260	870,382	382,585
Financial result
Financial expenses	23	(454,757)	(197,878)	(278,553)
Financial income	23	450,192	254,178	100,386

Operating profit		212,695	926,682	204,418
Non-operating income (expense), net		(41,710)	11,356	(8,046)

Income before income tax and social contribution and
minority interest		170,985	938,038	196,372
Income tax and social contribution
Current	19	(138,956)	(269,642)	(153,636)
Deferred	19	96,857	(55,636)	78,866

Income before minority interest		128,886	612,760	121,602

Minority interest		10	(1,010)	353

Net income for the year		128,896	611,750	121,955

Shares at the end of the year (in thousands)	20	150,585	150,563	144,059

Net income per thousand shares at the
end of the year (R$)		0.86	4.06	0.85

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and subsidiaries

Statement of Changes in Stockholders’ Equity
In thousands of reais

				Revenue reserves

	Capital	Capital reserve	Revaluation reserve	Legal	Retention of profit	Retained earnings	Total

At December 31, 2004	120,749		137,669			(67,621)	190,797

Prior period adjustment - derivatives						(5,250)	(5,250)

Balance at beginning of the adjustment period	120,749		137,669			(72,871)	185,547

Reversal of deferred income tax			1,163				1,163
Capital increase	33,160						383,942
Premium on subscription of shares		350,782
Reversal of revaluation reserve upon disposal of aircraft engines			(1,405)				(1,405)
Realization of revaluation reserve, net			(3,852)			3,852
Realization, net of tax effects (Note 20 (d ))			27,621				27,621
Net income for before the prior adjustment						187,374	187,374
Prior period adjustment – derivatives (Note 20 (h))						(56,500)	(56,500)
Prior period adjustment - Loyalty Program (Note 20 (h))						(8,919)	(8,919)

Net income for the year						121,955	121,955
Appropriation of net income:
Constitution reserve				5,988	88,212	(94,200)
Dividends proposed (R$ 0.20414391 per share)						(29,405)	(29,405)

At December 31, 2005	153,909	350,782	161,196	5,988	88,212	(70,669)	689,418

Capital increase	34,316						273,164
Premium on subscription of shares		238,848
Technical Interpretation of Ibracon pronouncement nº01/06 (Note 20 (i))			(10,194)			15,445	5,251
Capital increase	486,775	(486,775)
Realization of revaluation reserve, net			(4,246)			4,246
Reversal of revaluation reserve upon disposal of aircraft engines/aircrafts			(5,613)				(5,613)
Realization, net of tax effects			6,731				6,731
Net income for before the prior adjustment						555,954	555,954
Prior period adjustment – derivatives (Note 20 (h))						55,796	55,796

Net income for the year						611,750	611,750
Appropriation of net income:
Constitution reserve				27,798	401,659	(429,457)
Interest on own capital (R$ 0.11231965 per share)						(16,911)	(16,911)
Dividends proposed (R$ 0.7993215 per share)						(120,358)	(120,358)

At December 31, 2006	675,000	102,855	147,874	33,786	489,871	(5,954)	1,443,432

Capital increase (Note 20)	497						497
Realization of revaluation reserve, net (Note 20 (d ))			(3,665)			3,665
Reversal of revaluation reserve upon disposal			(8,285)				(8,285)
Revaluation, net of tax effects (Note 10 (b))			(790)				(790)
Net income for the year						128,896	128,896
Appropriation of net income:
Constitution reserve				6,445	83,069	(89,514)
Interest on own capital (R$ 0.24632580 per share)						(37,093)	(37,093)
Complementary dividend (R$ 0.23242664 per share)					(35,000)		(35,000)

At December 31, 2007	675,497	102,855	135,134	40,231	537,940		1,491,657

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries

Consolidated Statements of Changes in Financial Position
Years ended December 31
In thousands of reais

	Note	2007	2006	2005

			(Note 20 (h))	(Note 20 (h))
Financial resources were generated by

Operations
Net income for the year		128,896	611,750	121,955
Expenses (income) not affecting working capital
Amortization of goodwill		717	717	1,341
Depreciation and amortization		116,128	101,855	85,353
Residual value of long lived asset disposals		48,542	17,512	7,920
Deferred income tax and social contribution		(91,583)	22,381	(40,675)
Provision for contingencies		65,727	68,660	204,588
Indexation charges on long-term receivables and liabilities		(34,555)	(14,811)	(16,745)
Minority interest		(10)	1,010	(353)

Adjusted net income for the year		233,862	809,074	363,384

Stockholders
Capital increase	20	497	34,316	33,160
Premium on subscription of shares			238,848	350,782

		497	273,164	383,942
Third parties

Increase in long-term liabilities		1,175,034	659,376	144,538
Transfer of property, plant and equipment
intended for sale		83,951
Transfer from long-term to current assets		25,621	32,775	19,431

		1,284,606	692,151	163,969

Total funds generated		1,518,965	1,774,389	911,295

	Note	2007	2006	2005

			(Note 20 (h))	(Note 20 (h))
Financial resources were used for
Increase in long-term receivables		187,784	232,580	15,768
Property, plant and equipment		251,955	136,136	109,543
Intangible		13,156
Transfer from long-term to current liabilities		543,791	168,281	95,219
Interest on own capital and dividends payable	20	72,093	137,269	29,405

Total funds used		1,068,779	674,266	249,935

Increase in working capital		450,186	1,100,123	661,360

Changes in working capital

Current assets
At end of year		5,029,641	3,863,172	2,204,576
At beginning of year		3,863,172	2,204,576	1,143,990

		1,166,469	1,658,596	1,060,586

Current liabilities
At end of year		2,751,980	2,035,697	1,477,224
At beginning of year		2,035,697	1,477,224	1,077,998

		716,283	558,473	399,226

Increase in working capital		450,186	1,100,123	661,360

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries

Consolidated Statements of Cash Flow
Years ended December 31
In thousands of reais

	2007	2006	2005

		(Note 20 (h))	(Note 20 (h))

Cash flows from operating activities

Net income for the year	128,896	611,750	121,955

Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	116,128	101,855	85,353
Deferred income tax and social contribution	(96,857)	55,636	(78,866)
Provision for contingencies	65,727	68,660	204,588
Amortization of goodwill	717	717	1,341
Loss on disposal of long lived asset	48,542	17,512	7,920
Indexation charges and exchange variations, net	186,138	33,514	14,920
Other provisions	69,616	8,878	(4,243)
Minority interest	(10)	1,010	(353)

(Increase) decrease in assets
Customer accounts receivable	(184,347)	(30,045)	(205,586)
Inventories	(90,822)	(7,738)	(10,470)
Taxes recoverable	(19,672)	(24,310)	(16,192)
Prepaid expenses	(63,234)	2,686	(37,381)
Deposits in guarantee	(44,372)	(31,861)	(9,991)
Judicial deposits	(19,440)	270	(8,172)
Deferred income tax and social contribution	3,441	23,593	42,311
Advances to aircraft manufacturers	(49,479)	(247,879)	(71,910)
Advances for aircraft maintenance	(92,667)	(46,596)
Other	(111,116)	(65,566)	(4,617)

Increase (decrease) in liabilities
Suppliers	80,039	64,769	17,832
Financial and operating lease	(17,812)	(28,752)	(46,117)
Salaries and payroll charges	42,580	60,080	12,944
Advance ticket sales	32,336	201,563	190,312
Taxes and tariffs payable	(4,732)	28,627	(14,189)
Income tax and social contribution payable	18,086	(25,080)	24,001
Other	13,955	(51,123)	114,009

Net cash provided by operating activities	11,641	722,170	329,399

	2007	2006	2005

		(Note 20 (h))	(Note 20 (h))
Cash flows from investing activities

Acquisition of property, plant and equipment	(251,955)	(136,136)	(109,543)
Transfer of property, plant and equipment intended for sale	83,951
Intangible	(13,156)

Net cash used in investing activities	(181,160)	(136,136)	(109,543)

Cash flows from financing activities

Capital increase	497	273,164	383,942
Dividends paid	(137,629)	(29,045)
Short and long-term debt
Issuance	638,105	1,248,331	626,819
Repayments (interest included)	(639,763)	(1,088,626)	(516,976)
Leases
Issuance			23,144
Repayments (interest included)	(25,632)	(15,310)	(12,758)
Debentures
Issuance		508,486
Repayments (interest included)	(99,443)	(25,508)	(25,436)
Senior Notes
Issuance	607,080
Repayments (interest included)	(19,797)

Net cash provided by financing activities	323,418	871,492	478,735

Increase in cash and banks and financial investments	153,899	1,457,526	698,591

Cash and banks and short-term investments at the end of year	2,606,877	2,452,978	995,452
Cash and banks and short-term investments at the beginning of year	2,452,978	995,452	296,861

Change in cash and banks and financial investments	153,899	1,457,526	698,591

Supplemental disclosure of cash flow information:
Interest paid	147,189	21,943	15,797
Income taxes paid	65,528	70,629	42,873

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A. and Subsidiaries

Notes to the Consolidated Financial Statements
Years ended December 31, 2007, 2006 and 2005
In thousands of reais, unless otherwise indicated

1 Operations

TAM S.A. ("TAM'' or "Company'') was incorporated in 1997, to invest in companies which carry out air transportation activities. The Company's principal subsidiaries are TAM Linhas Aéreas S.A. ("TLA''), which operates in the transportation of passengers and cargo within Brazil and on international routes, and Transportes Aéreos del Mercosur S.A. ("Mercosur''), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

In April 2007, two wholly-owned finance subsidiaries of TLA were constituted, namely TAM Capital Inc. (“TAM Capital”) and TAM Financial Services 1 Limited (“TAM Financial 1”), and in October 2007 TAM Financial Services 2 Limited (“TAM Financial 2”) was constituted. These subsidiaries are headquartered in the Cayman Islands, and their main activities involve aircraft acquisition and financing. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM.

The Company also controls TP Participações Ltda. (“TP Participações”), whose corporate purpose is holding ownership interests in other companies.

TLA consolidates the financial statements of Fidelidade Viagens e Turismo Ltda. (“Fidelidade”), whose exclusive corporate purpose is to carry out the activities of a travel and tourism agency, under the name TAM Viagens.

2 Presentation of the Financial Statements

These financial statements were approved by the Company’s Board of Directors on March 28, 2008.

The individual and consolidated financial statements were prepared in accordance to the accounting practices adopted in Brazil, pursuant to the Corporate Law and to the rules set forth by the Brazilian Securities Commission (“CVM”).

In the preparation of the financial statements, it is necessary to make estimates to account for certain assets, liabilities and other transactions. The Company's financial statements include, therefore, estimates related to the selection of the useful lives of property, plant and equipment, allowances necessary for contingent liabilities, establishment of allowances for income tax and other similar items. The actual results may differ from these estimates. The Company and its subsidiaries review the estimates and assumptions at least once a year.

In order to provide additional information, the Company is presenting a cash flow statement (“DFC”) prepared in accordance with the Accounting Standard (NPC) 20/99 issued by the Brazilian Institute of Independent Auditors – (“Ibracon”).

The Company also utilizes the chart of accounts drawn up by the Civil Aviation National Agency (Agência Nacional de Aviação Civil, or "ANAC'').

As a result of a change in accounting practice for the recognition of derivative financial instruments at fair market value, as mentioned in Note 20 (h), the financial statements for the year ended December 31, 2006 have been restated, in accordance with NPC 122, approved by CVM Resolution 506/06. The impacts of this change in accounting practice are described in Note 20 (h).

The main accounting practices adopted in the preparation of the consolidated and individual financial statements are set out below:

(a) Determination of results of operations

Results of operations are determined on the accrual basis of accounting. Revenue is recognized as follows:

i. air transportation revenues (passengers and cargo) are recognized when transportation services are rendered;

ii. tickets sold but not yet used related to advance ticket sales are recorded as current liabilities;

iii. revenue for unused tickets is recognized on the ticket expiration date, which is one year after the issuance date of the ticket; and

iv. other operating revenues represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services are recognized when the service is provided. Other operating revenues also includes revenue from partnerships with the Fidelity program for frequent flyers ("TAM Loyalty Program'') which is recognized when the points are issued to participants.

Interest income is recognized on a pro rata basis, taking into account the principal outstanding and rates in effect up to maturity or the date of the financial statements.

(b) Foreign currency

Foreign currency items included in the financial statements are first measured by using the currency that best reflects the relevance and business substance of the underlying events and circumstances (“measurement currency”). In the Company's financial statements, foreign currency items are stated in (R$), which is the Company measurement currency.

Foreign currency transactions are translated from measurement currencies at the exchange rates ruling on the transaction dates. Assets and liabilities balances are translated at the exchange rate on the balance sheet dates. Exchange gains and losses on the settlement of such transactions and the translation of monetary assets and liabilities denominated in foreign currencies are taken to income.

(c) Current and long-term receivables

Cash and banks are stated at cost. Financial investments comprise short-term, highly liquid investments and are stated at cost plus accrued earnings up to the balance sheet date.

Customer accounts receivable are stated at the original sale amount, less provision for doubtful accounts. Management records such provisions at amounts considered sufficient to meet probable losses on the realization of credits.

Inventories, consisting mainly of parts and materials to be used in maintenance and repair services, are stated at the average acquisition cost, which is lower than the replacement cost, and net of provisions for the depreciation of obsolete items.

Other current and non-current assets are stated at their net realizable values.

(d) Permanent assets

  Investments

Goodwill arising from the acquisition of TLA is based mainly on the acquired company’s expected future profitability, and was amortized over ten years, as of the date on which the benefits started to be generated. This goodwill was entirely amortized up to December 31, 2007. In the consolidated financial statements for December 31, 2006 the balance was reclassified as "deferred charges".

Negative goodwill resulting from the acquisition of Mercosur is attributed to several economic reasons (art. 21, item C of the CVM Instruction 1/78) and will therefore only be amortized upon the eventual divestiture or extinction of the investment, in accordance with art. 14, paragraph 4, of CVM Instruction 247/96. Also as required by this Instruction, in the consolidated financial information, this amount is classified as “deferred income”.

  Property, plant and equipment

Property, plant and equipment is stated at acquisition, formation or construction cost, plus revaluation carried out by subsidiaries for certain account groups, based on independent appraisers’ reports.

Increases in book value arising from the revaluation of subsidiaries' assets are credited to the revaluation reserve, in stockholders’ equity. Every year, the amount of depreciation based on the revalued book value (depreciation is taken to income) in excess of depreciation based on the original cost is transferred from the revaluation reserve to retained earnings.

Depreciation is calculated on the straight-line basis to reduce the cost or revalued amount of individual assets to their residual values, at the rates mentioned in Note 10. Land is not depreciated.

When the book value of an asset is higher than its estimated recoverable value, it is immediately decreased to recoverable value.

Gains and losses on disposals are determined by comparing the sale amounts and the book values and are recorded in non-operating results. When revalued assets are sold, the amounts included in the revaluation reserve are transferred to retained earnings.

Maintenance expenditures for engines are capitalized and depreciated through the date scheduled for the next maintenance.

  Deferred charges

In the consolidated financial statements, deferred charges mainly represent the goodwill arising from the acquisition of TLA.

  Intangible assets

Expenses related to development or maintenance of software are recognized as expenses as they are incurred. Expenses directly related to identifiable and unique software, controlled by the Company and which will probably generate economic benefits greater than their costs for over one year, are recognized as intangible assets. Direct expenses refer to costs with software development companies, and the appropriate portion of the correlated general expenses.

Expenses with improvement or expansion of software performance beyond original specifications are added to the software original cost. Expenses with development of software recognized as assets are amortized using the straight-line method over their useful lives, in terms no longer than 3 years.

  Impairment of permanent assets

Property, plant and equipment and other non-current assets, including goodwill and intangible assets, are reviewed for impairment whenever events or changing circumstances suggest that their book value may not be recoverable. Impairment losses are recognized as the excess of the asset book value over its recoverable value, which is the higher of the selling price and value in use. For impairment determination purposes, assets are grouped at the lowest level for which cash flows can be separately identified.

(e) Provisions

Provisions are recognized when the Company has a legal or constituted obligation as a result of a past event, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are recorded considering the best estimates of the risk specific to the liability.

(f) Advance ticket sales

Advance ticket sales represent the liabilities connected with tickets sold and not yet used in the last 12 months. Such amounts are recognized as income when the service is actually rendered or when the tickets expire.

(g) Benefits to employees

TLA sponsored three private pension plans, offering defined benefits and defined contributions. On November 21, 2006, the Supplementary Pension Secretary (“SPC”) approved the migration of the participants in these plans to a new plan of the free benefits type (“PGBL”). The Company makes contributions to this plan on a contractual or voluntary basis and is not required to make additional payments. The actuarial assets relating to employees who remained in the defined benefit plan were transferred to a third party financial institution, as described in Note 24 (a).

A liability is recognized as employees’ profit sharing when certain performance targets are accomplished (Note 24 (b))

(h) Income tax and social contribution

Income tax and social contribution, for the current period and deferred, are calculated based on 15%, plus an additional 10% on taxable income exceeding R$240 for income tax and 9% on taxable income for social contribution on net income, and consider the offsetting of tax losses and social contribution negative basis, limited to 30% of taxable profit.

Deferred taxes resulting from tax loss, social contribution negative basis, and temporary differences were constituted in conformity with CVM Instruction no. 371 of June 27, 2002, and consider the profitability history and the expected future taxable income generation based on a technical feasibility study.

(i) Lease agreements

i Financial leases: when a lease contract for an asset related to the Company’s operations contains a bargain purchase option, the original cost of the leased asset is recorded as “Property, plant & equipment” against “Leases payable”, recorded in current and long-term liabilities.

ii Simple operating leases: refer to leases without a bargain purchase option clause. Liabilities and the respective expenses of this type of lease are recorded when incurred, as “Cost of services rendered”.

(j) Loans

Loans obtained are initially recorded upon receipt of funds, net of transaction costs. Subsequently, they are stated at amortized cost, that is, including charges and interest on a pro rata basis, net of repayments made.

Non-convertible debentures and senior notes are recorded similarly to loans.

(k) TAM Loyalty Program

The Company sponsors a program (TAM Loyalty Program) to award frequent flyers, whereby points are accumulated when flying TAM or partner airline companies, or when making purchases using the TAM Loyalty Program credit card, or using the services and products of commercial partners.

On December 31, 2007 and 2006, TLA's customers had earned points which had not been utilized.

Revenues resulting from the TAM Loyalty Program partnerships, from credit cards, hotels, car rental and others are recorded when the points are issued to the participants. The other revenues from the Loyalty Program resulting from partnerships are recorded when they are received.

(l) Current and long-term liabilities

Current and long-term liabilities are stated at the known or estimated amounts, including, when applicable, accrued interest, indexation charges and exchange rate variations to date of the financial statements.

(m) Interest on own capital

Interest on own capital which has been paid or provided is accounted for as financial expense. For financial statement presentation purposes, this interest is reclassified to retained earnings (accumulated deficit).

(n) Financial instruments

TLA contracts operations involving financial instruments with the objective of mitigating exposure to interest rate risk, exchange rate risk and fuel price variations. These risks are managed by defining operational strategies and establishing control systems.

As from the first quarter of 2007, the Company changed its accounting method and started to recognize these operations at their fair market value. Although the previous practice was acceptable under Brazilian GAAP, the fair market value is more widely used in the industry and represents the current trend in the harmonization process with international accounting practices. For comparison purposes, the financial statements referring to the year ended December 31, 2006 have been adjusted. (Note 20 (h)).

(o) Capital

Common and non-redeemable preferred shares are classified in stockholders’ equity.

(p) Capital and revenue reserves

Capital reserves include donations of assets and cash, including premium on the issuance of shares.

The legal reserve corresponds to 5% of net income for the year, up to the limit of 20% of capital stock, as established by Law 6404/76.

The balance of revenue reserve refers to the retention of the remaining balance of retained earnings to meet the requirements of business growth set out in the investment plan, in accordance with the capital budget proposed by the Company management, subject to the approval of the Stockholders’ Meeting, pursuant to article 196 of the Brazilian Corporate Law.

(q) Dividends

The Company by-laws establish that all stockholders are entitled to a minimum dividend of 25% of net income for each year, calculated in accordance with the Brazilian Corporate Law.

(r) Consolidated Financial Statements

The consolidated financial statements include the financial information of TAM and its direct and indirect subsidiaries, as listed below:

		Ownership (%)

	Date of consolidated
	financial statements	2007	2006	2005

TLA	December 31, 2007	100.00	100.00	100.00
Fidelidade (*)	December 31, 2007	99.99	99.99	99.99
TAM Capital (*)	December 31, 2007	100.00
TAM Financial 1 (*)	December 31, 2007	100.00
TAM Financial 2 (*)	December 31, 2007	100.00
MERCOSUR	November 30, 2007	94.98	94.98	94.98
TP Participações	December 31, 2007	99.99	99.99	99.99

The same accounting practices were applied for all consolidated companies, consistently with those applied in the preceeding year.

(*) The financial statements of TLA, which were used as the basis for consolidation, consider the balances of its consolidated subsidiaries Fidelidade, TAM Capital, TAM Financial 1 and TAM Financial 2.

Among the main consolidation procedures are the following:

i. The Company consolidated its exclusive investment funds in its financial statements, as required by CVM Instruction 408/2004 and the income from these funds is recognized in the “Financial income” item as set out in Note 3; and

ii. The stockholders’ equity of the companies headquartered abroad (Mercosur, TAM Capital, TAM Financial 1 and TAM Financial 2) ware translated into reais at the exchange rate in effect on the date of the financial statements, pursuant to Pronouncement XXV of Ibracon, as approved by CVM Deliberation 28/86.

3 Financial investments

	2007	2006

Denominated in local currency
Investment funds (cash and cash equivalents)	219,138	177,049
Investment funds (trading)	1,352,455	2,054,368
Bank deposit certificates (cash and cash equivalents)		2,962
Bank deposit certificates (trading)	80,205
Others (trading)	83,071	84,846

	1,734,869	2,319,225

Denominated in foreign currency
Bank deposit certificates and overnight investments	723,913
Investment funds (trading)	13,222	11,295

	737,135	11,295

	2,472,004	2,330,520

For part of the financial investments with remuneration linked to the Interbank Deposit Certificate ("CDI") rate, the Company has entered into swap contracts with financial instructions related to swaps of interest rates.

4 Customer accounts receivable

(a) Composition of balances

	2007			2006

	Domestic	International	Total	Total

Credit cards	529,204	45,835	575,039	437,627
Travel agencies	186,154	53,593	239,747	218,746
Account holders	34,568	1,993	36,561	25,917
Other airlines	1,674	190	1,864	29,799
Cargo agencies	5,658	45,288	50,946	20,583
Checks	14,968		14,968	13,412
Others	69,043		69,043	73,275

Total	841,269	146,899	988,168	819,359

Allowance for doubtful accounts	(40,705)	(9,535)	(50,240)	(38,387)

Total	800,564	137,364	937,928	780,972

(b) Change in the allowance for doubtful accounts

	2007	2006	2005

Balance at the beginning of the year	38,387	48,029	30,400
Increases (recorded as “selling expenses”)	12,399	20,955	22,295
Recoveries	(546)	(30,597)	(4,666)

Balance at the end of the year	50,240	38,387	48,029

5 Inventories

(a) Composition of balances

	2007	2006

Spare parts and material for repairs and maintenance	210,432	114,194
Other inventories	5,219	10,635

Total	215,651	124,829
Provision for losses	(53,180)	(10,954)

Total	162,471	113,875

At December 31, 2007 due to the decision to phase out the F100 fleet, both materials and spare parts related to this aircraft type, including those originally classified in fixed assets, were adjusted to reflect the best estimated value of realization. The respective amount of R$ 42,226 was recorded as “non-operating result”.

The “Other inventories” is mainly composed of uniforms, stationary and catering items.

(b) Change in provision for inventory losses

	2007	2006	2005

Balance at beginning of the year	10,954	12,527	12,520
Additions	42,226	548	3,394
Reversals		(2,121)	(3,387)

Balance at end of the year	53,180	10,954	12,527

6 Taxes recoverable

	2007	2006

Income tax and social contribution	13,295	1,601
Contribution to Social Integration Program (“PIS”) and Contribution to Social Security Financing (“COFINS”)	29,282	29,518
Value-added Tax (“ICMS”)	13,364	15,302
Withholding income tax	17,131	7,721
Others	13,945	13,203

	87,017	67,345

“Others” relate to prepaid foreign taxes which are recoverable.

7 Advances to aircraft manufacturers and for aircraft maintenance

At December 31, 2007, as part of the Company’s long-term aircraft acquisition plan, advances were made to aircraft manufacturers in the amount of R$ 969,555 (2006 – R$ 352,708), equivalent to US$ 547,369 thousand (2006 – US$ 164,971 thousand). Of this total, R$ 864,440 (2006 – R$ 221,793) relates to aircraft with delivery scheduled for the coming year.

The amounts disbursed are classified as advances, since TLA is guaranteed reimbursement thereof at the time of the aircraft delivery.

At December 31, 2007, for repairs to structures, engines or landing gears of the aircraft, contractual advances for aircraft maintenance were made in the amount of R$ 119,633 (2006 - R$ 46.596), equivalent to US$ 67,540 thousand (2006 – US$ 21,794 thousand).

The amounts disbursed are classified as advances, since TLA is guaranteed reimbursement thereof upon the completed maintenance.

8 Deposits in guarantee

Deposits and collaterals in guarantee relating to the lease of aircraft and engines serve mainly to guarantee payments of operating lease installments. Such deposits and collaterals are denominated in U.S. dollars, and accrue interest based on the London Interbank Offered Rate ("LIBOR'') plus a spread of 1% per annum (p.a.). The terms for redemption are defined in the lease contracts. At December 31, 2007 the balance of deposits was R$ 161,488 (2006 – R$ 144,444).

9 Related-party transactions

During the year end December 31, 2007 TLA received from Táxi Aéreo Marília S.A. ("Marília"), a company under common control, R$ 820 (2006 – R$ 1,244), as reimbursement for the use of its structure, mainly the importation areas and human resources. This amount was credited to "cost of services rendered".

On May 11, 2007, TLA and TAM Marília agreed to share the utilization of a hangar located by the Congonhas airport, for a period of 10 years. TLA paid to TAM Marília R$ 15,500 and may use the facilities and the infra-structure of the hangar, providing the same cargo services as those previously provided in the old cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TLA cargo activities.

The Company and its subsidiaries signed a contract in March 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract is valid for a term identical to the current passenger air transport concession of TLA and establishes a monthly fee, adjusted annually by IGPM, which totaled to R$ 14,331 for the year ended December 31, 2007 (2006 – R$ 14,051) recorded as “Administrative expenses”.

10 Property, plant and equipment (a) Composition of balances

	Flight	Land and		Machinery and	Leasehold	Construction
	equipment	buildings	IT equipment	equipment	improvements	in progress	Others	Total

2006
Cost	760,107	219,930	98,158	64,303	10,565	43,406	73,352	1,269,821
Accumulated depreciation	(341,412)	(12,463)	(42,636)	(31,254)	(4,576)		(45,795)	(478,136)

Residual value	418,695	207,467	55,522	33,049	5,989	43,406	27,557	791,685

Balance at December 31, 2006	418,695	207,467	55,522	33,049	5,989	43,406	27,557	791,685
Acquisitions	147,998		37,028	14,998	23,911	16,322	11,698	251,955
Transfers	(83,951)							(83,951)
Disposals/Write-off	(27,072)	(13,816)	(2,617)	(3,225)	(796)	(78)	(938)	(48,542)
Reversal of revaluation reserve	(5,134)							(5,134)
Depreciation	(76,585)	(4,876)	(20,827)	(6,535)	(2,117)		(5,188)	(116,128)

Balance at December 31, 2007	373,951	188,775	69,106	38,287	26,987	59,650	33,129	789,885

2007
Cost	779,966	201,770	131,909	75,753	33,680	59,650	83,144	1,365,872
Accumulated depreciation	(406,015)	(12,995)	(62,803)	(37,466)	(6,693)		(50,015)	(575,987)

Residual value	373,951	188,775	69,106	38,287	26,987	59,650	33,129	789,885

Average annual depreciation rates - %	5.29	2.39	20.00	10.00	10.00		14.86

“Flight equipment” includes engines and spare parts. “Other” is mainly composed of improvements carried out on the runway at the São Carlos Technology Center.

On August 1, 2007, the Board of Directors approved a donation of the land previously utilized by the Cargo Terminal – TAM Express to the municipality of São Paulo. The Company has already been granted the release of the property by the financial institution which had it as a guarantee for loan, and is currently awaiting the legal formalities in order to complete the donation process. The residual value of the land amounted to R$ 1,886 and has been written off under “Non-operating income (expenses)”.

Buildings and other assets damaged in the accident were insured and negotiations are in progress to recover the losses. Management believes that the damages will be fully reimbursed.

“Construction in progress” is mainly composed of improvements carried out at the São Carlos Technology Center, and the assembly of parts required for aircraft remodeling.

Properties and improvements of the subsidiary TLA have been mortgaged as guarantees for loans (Note 11) in the amount of R$ 110,499 (2006 - RS 110,499).

(b) Revaluation (Note 20 (d))

In 2006, the subsidiary TLA recorded a revaluation of aircraft engines and properties, that resulted in an increase in stockholders’ equity of R$ 9,541 (R$ 7,332 less the provision for income tax and social contribution, pursuant to CVM Deliberation 273/98). The revaluation was based on the then fair market value of the assets. When applicable, new estimates of useful lives of these items were determined.

In compliance with the practices adopted by the Company, on November 30, 2007 Mercosur evaluated its aircraft engines and property. This evaluation resulted in a decrease in the stockholders’ equity of R$ 832 with a net effect in TAM of R$ 790 (2006 – R$ 601). The evaluation was based on the current replacement value of the assets, in their current state of use.

As required by CVM Deliberation 183/95, the part of the revaluation reserve realized of R$ 3,665 was transferred to “Retained earnings” in the year ended December 31, 2007 (2006 – R$ 4,246 and 2005 – R$ 3,852).

11 Short and long-term debt

Local currency	Guarantees	Interest rates (weighted average)	Payment terms and year of last payment	2007	2006

Leasing of IT equipment	Promissory note of R$ 30,674	Fixed interests of 7.9% p.a. to 18.4% p.a. (14.6% p.a.)	Monthly until 2010	10,556	7,534
Leasing of IT equipment	Promissory note of R$ 20,932	CDI + Spread 0.8% p.a. to 4.0% p.a. (3.5% p.a.)	Monthly until 2010	21,934	32,269
FINEM – Sub credit A	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a. (4.5% p.a.)	Monthly until 2011	58,040	72,979
FINEM – Sub credit B	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (3.0% p.a.)	Monthly until 2012	8,149	11,762
Compror	No guarantee	100.0% p.a. to 101.5% p.a. of the CDI (101.1% p.a. CDI)	Quarterly until 2008	223,573	129,952
Others	Liens on goods and promissory note of R$7,446	TJLP + 3.0% p.a. to 4.0% p.a. Spread (3.3% p.a.)	Monthly until 2012	7,561	6,006

Total in local currency				329,813	260,502

Foreign currency

FINIMP	Promissory note US$ 21,762 thousand	Exchange Variation + 5.3% p.a. to 6.7% p.a. (6.5% p.a.)	Annual until 2009	84,883	134,113
International Finance Corporation -IFC	Deposits in guarantee US$ 2,500 thousand	Semi-annual LIBOR + 1.6% p.a. to 3.0% p.a. Spread (2.2% p.a.)	Half-yearly until 2012	51,414	42,083
Leasing renegotiation	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	11,137	14,014
Financing - Machinery and equipment	Deposits in guarantee	Monthly LIBOR + 5.0% p.a.	Monthly until 2008	738	1,308
Financing – Advances to aircraft manufacturers	Unconditional guarantee	Monthly LIBOR + 0.6% p.a. (0.6% p.a.)	Six-monthly until 2011	621,734
Others	Promissory notes US$ 2,252 thousand	6 month LIBOR + 2.5% p.a.	Six-monthly until 2007	618	752

				770,524	192,270

				1,100,337	452,772

Current				(881,148)	(221,908)

Non-current				219,189	230,864

FINIMP – Import Financing, FINEM – Government Agency for Machinery and Equipment Financing. TJLP – Long-term Interest Rate and CDI – Interbank Deposit Certificate.

Long-term amounts mature as follows:

Year	2007	2006

2008		79,092
2009	126,990	90,437
2010	60,097	24,548
2011	23,015	22,818
2012	2,487	3,997
After 2012	6,600	9,972

	219,189	230,864

On May 21, 2007, TAM entered into a loan agreement with Calyon Bank and other banks to finance up to US$ 330.9 million of pre-delivery payment operations (pre-delivery payment – PDP) made to Boeing for the delivery our 4 Boeing aircraft with firm purchase orders and delivery scheduled for 2008. At December 31, 2007, the balance of this loan is R$ 516,725.

On December 28, 2007, TAM entered into a loan agreement with bank BNP Paribas to finance up to US$117.1 million of pre-delivery payments for 30 Airbus aircrafts contracted with the French manufacturer with firm purchase orders and deliveries scheduled between 2008 to 2010. On December 31, 2007 the balance of this loan was R$ 105,009.

The Company is subject to certain obligations under loan agreements, such as compliance with certain financial indices, limits on issue of financial debt, and priority in the repayment of loans. At December 31, 2007, the Company complied with all such covenants.

12 Leases Payable

		Monthly
		payments
		with final
	Charges (Weighted average)	due date in	2007	2006

Foreign currency denominated

Airbus A319/A320 engines	6-Month LIBOR + 1.5% p.a. (6.4% p.a.)	2015	29,536	46,166
	1-Month LIBOR + 1.5% p.a. (6.4%p.a)	2017	8,088

Airbus A330 engines and spare parts	1-Month LIBOR + 1.5% p.a. (6.1%p.a.)	2010	3,785	5,939

Refinancing of operational lease installments:	1-Month LIBOR + 1.6% p.a. to 1.75% p.a (8.1% p.a.)	2021	17,813	24,365
	6-Month LIBOR + 0.7% p.a. to 6.7% p.a (7.6% p.a.)	2020	42,397	73,465
	3-Month LIBOR + 0.03% p.a. to 1.8% p.a (6.5%p.a.)	2022	19,342	8,247
	Fixed interest of 1.1% p.a.	2011	5,152	3,880

			126,113	162,062

Current			(72,917)	(69,108)

Non-current			53,196	92,954

The lease obligations above are secured by letters of guarantee issued by the Company and deposits in guarantee.

Long-term maturities are as follows:

Year	2007	2006

2008		27,814
2009	23,023	27,765
2010	7,755	13,691
2011	5,754	8,631
2012	5,151	5,845
2013	4,162	9,208
After 2013	7,351

	53,196	92,954

13 Commitments (a) Operating leases

TLA has obligations arising under aircraft lease contracts of the simple operating type. The amounts corresponding to these lease commitments are not reflected in the balance sheet because the agreements do not include purchase options for the aircraft subject to the lease agreements by TLA or any related party. Leased aircraft include: 10 Fokker-100, 15 Airbus A319, 70 Airbus A320, 3 Airbus A321, 12 Airbus A330, 2 Airbus A340 and 3MD-11 (2006 - 21 Fokker-100, 14 Airbus A319, 50 Airbus A320 and 10 Airbus A330). These agreements have an average term of 102 months and are denominated in U.S. dollars plus LIBOR The leasing expense, recognized in the consolidated statement of income in “Costs of services rendered”, was R$ 853,737 for the year ended December 31, 2007 (2006 – R$ 704,523), equivalent to US$ 481,983 thousand (2006 – US$ 323,606 thousand).

For most of the operations the Company has given letters of guarantee issued by the Company or deposits in guarantees.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by TAM were issued, totaling US$ 49,222 thousand at December 31, 2007 (2006 – US$ 60,943 thousand).

Future disbursements due by year are as follows:

		Monthly payments with final due date in	Thousands of US Dollars

	Rates (weighted average)		2007	2006

Airbus A319	1-Month LIBOR + 1.6% p.a.(6.3% p.a.)	2014	145,298	115,713
	3-Month LIBOR + 1.6% p.a.(5.5% p.a.)	2013	12,403	15,279
	6-Month LIBOR +1.5% p.a. to 1.7% p.a(6.2% p.a.)	2020	151,497	177,065
Airbus A320	Fixed interest to 4.0% p.a.	2015	170,237	65,708
	1-Month LIBOR + 1.6% p.a. to 1.7% p.a(6.6% p.a.)	2021	396,923	124,924
	3-Month LIBOR + 0.03% p.a. to 2.8% p.a.(6.4% p.a.)	2021	763,685	419,584
	6-Month LIBOR + 0.7% p.a. to 3.5% p.a.(5.7% p.a.)	2020	426,429	505,146
Airbus A321	3-Month LIBOR + 0.03% p.a.(5.3% p.a.)	2020	159,499
Airbus A330	Fixed interest of 4.6% p.a. to 5.6% p.a. (5.2% p.a.)	2020	203,816	231,110
	6-Month LIBOR (6.8% p.a.)	2017	647,420	443,196
Airbus A340	Fixed payment US$ 850 thousand	2020	145,350
Fokker 100	Fixed interest 1.1% p.a. to 2.0% p.a. (1.6% p.a.)	2010	1,836	73,934
	6-Month LIBOR (5.4% p.a.)	2008	2,167	6,961
Boeing MD 11	Fixed payment US$ 399 thousand	2008	11,172
Airbus engines	Fixed interest 0.9% p.a. to 1.0% p.a. (1.0% p.a.)	2010	18,201	15,502

			3,255,933	2,194,122

Long term finance leases and operating lease obligations mature as follows:

	Thousands of US Dollars

Year	2007	2006

2007		332,949
2008	473,983	307,169
2009	429,475	276,941
2010	406,876	264,053
2011	390,464	247,434
2012	351,922	231,711
After 2012	1,203,213	533,865

	3,255,933	2,194,122

(b) Commitments for future aircraft leases

i. Airbus:

Since 1998, TLA has firm orders to purchase new Airbus aircraft, with two A320 aircraft still to be delivered through 2008.

In 2005, the Company executed an amendment to the contract with Airbus for the firm order of 20 Airbus A320, the remaining 16 of which to be delivered by 2010, with an option for 20 more of the same aircraft family (including A319, A320 and A321).

In 2006 the Company finalized the contract to acquire a further 37 Airbus aircraft (31 aircraft narrow body family A320 and 6 A330) for delivery by 2010.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with 10 more options, for delivery between 2013 and 2018.

Additionally, the Company confirmed the exercise of four options for Airbus A330, two of which will be delivered in 2010, and the other two in 2011, related to the agreement signed at the end of 2006.

In 2007, TLA executed a 6-year operational leasing agreement with Air Canada for 2 Airbus A340 500, which were delivered in the last quarter of 2007.

ii. Boeing

In 2006, the Company contracted the purchase of 4 Boeing 777-300 ER with 4 more options for the same aircraft, which were exercised in 2007. The Company now has eight firm orders contracted with Boeing for that type of aircraft, for delivery starting in 2008.

The Company and Boeing also executed a short-term leasing agreement for 3 aircraft MD-11, which will operate until the delivery of the 4 Boeing 777-300 ER in 2008.

14 Return of the Fokker 100 fleet

Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 in the original amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. The Company issued letters of guarantee as Security. TLA also renegotiated the rescheduled overdue installments in the original amount of R$ 49,599.

These aircraft, as of the date of the referred agreement up to their actual return, are contracted under the ordinary operating leasing mode.

On December 31, 2007, the total commitment under the Fokker 100 fleet operating leases arrangements amounted to R$ 53,024 (2006 – R$ 74,619), equivalent to US$ 29,935 thousand (2006 – US$ 34,901 thousand), of which R$ 11,501 (2006 – R$ 11,813) is classified in current liabilities.

Non-current maturities are as follows:

Year	2007	2006

2008		12,659
2009	13,963	16,854
2010	15,825	19,101
2011	11,735	14,192

	41,523	62,806

15 Advance ticket sales

At December 31, 2007, the balance recorded as advance ticket sales in the amount of R$ 791,546 (2006 – R$759,210) is represented by 2,698,341 (2006 – 2,263,942) tickets sold but not yet used.

16 Provision for contingencies and judicial deposits

(a) Contingent liabilities

Management of the Company and its subsidiaries recorded provisions for contingencies for those cases, as judged by the Company’s outside legal counsel, where loss to the Company is deemed probable.

				December
		December 31, 2007		31, 2006

	Provisions for	Judicial
	contingencies	deposits	Net	Net

Tax obligations
COFINS and PIS (i)	396.532	(33.856)	362.676	382.005
Additional tariff (ii)	323.691		323.691	247.790
Withholding income tax (IRRF)	12.673		12.673	11.910
Airline staff fund (iii)	71.552		71.552	50.514
Income tax		(3.164)	(3.164)
Others	4.796	(20.848)	(16.052)	4.027

	809.244	(57.868)	751.376	696.246

Labor contingencies (iv)	12.811	(12.386)	425	4.815
Civil contingencies	22.658	(4.763)	17.895	21.700

	844.713	(75.017)	769.696	722.761

i. Corresponds to the discussion of the constitutionality of the increase in the tax base of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law n° 9718/98. Judicial deposits were made for certain months, and for the others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC rate.

On November 9, 2005, the full bench of the Federal Supreme Court ruled that the increase in the tax base was unconstitutional. During the first quarter of 2007, the Company has been successful in obtaining a favorable ruling in one process reversed the related provision in the amount of R$ 7,560, of which R$ 3,496 was recorded to administrative expenses and R$ 4,064 to financial expenses. At December 31, 2007, six processes are yet to be finally judged.

ii Corresponds to the collection of 1% on the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

iii. Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its outside legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

The changes in provision for contingencies and tax obligations under judicial dispute are summarized as follows:

	2007	2006	2005

At beginning of the period	722.761	654.101	449.999

Increase (recorded as “administrative expenses”)	288.806	324.818	212.065
Reversals (recorded as “administrative expenses”)	(2.944)	(48.004)	(1.567)
Payments	(163.911)	(208.154)	(6.396)

At the end of the period	844.713	722.761	654.101

(b) ICMS

i On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue were no longer subject to ICMS.

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. Management has recorded a provision at December 31, 2007 of R$ 6,059 (2006 – R$ 7,467), in Taxes and tariffs payable. The installments due in more than one year at December 31, 2007 totaling R$ 136 (2006 – R$ 171) are classified as long-term liabilities under “Other liabilities”.

ii. Collection of certain ICMS payments made from 1989 to 1994 were later ruled to have been unconstitutional. TLA has filed several suits, in different states of the country, to claim the amount paid in excess. The Company will recognize the credits, estimated at approximately R$ 55,000 and any final restatement, at such time as the financial recovery of this right has been confirmed by court decisions.

The Company and its subsidiaries are parties in other contingencies involving fiscal, labor and civil claims in the amount of R$ 423,125 at December 31, 2007 (2006 - R$ 292,242). Based on the opinion of its legal counsel, the Company believes that the chances of success for the remaining amounts are possible but not probable.

(c) Contingent assets

i. Indemnification for losses on regulated fares

TLA filed a lawsuit against the Federal Government demanding indemnity for losses arising in the period from 1988 to 1993, when the fares were regulated by the Federal Government, under the argument that the economic balance of the concession had been broken.

In April 1998, the lawsuit was ruled in the Company’s favor by lower court of the Federal Justice, and an indemnity of R$ 245 million was determined based on a calculation made by an expert. This amount is subject to delinquent interest since September 1993, and inflation adjustment since November 1994. The First Panel of the Higher Court of Justice accepted the special appeal made by TLA determining that the Federal Court of Appeals judge the merit of the case without intervention from the Public Prosecutor.

Management has not recognized in the financial statements any amount for this indemnity and will do so only when the lawsuit is judged in its final instance.

ii. Additional tariff “ATAERO”

TLA filed a claim addressing the legality of the additional airport tariffs (ATAERO), which are 50% on the tariff amount. At December 31, 2007, the amount under discussion totaled approximately R$ 525,716 (2006 - R$ 430,537), not recognized in the financial statements.

17 Debentures

			Amount
Issue Date	Series	Quantity	issued	2007	2006

TAM
August 1, 2006	Sole	50,000	10,000	523,147	528,573
TLA
April 22, 2003	First	473,006	100	4,308	21,282
April 22, 2003	Second	222,835	100	2,029	10,026
May 16, 2003	Third	177,165	100	2,675	8,783

		873,006		9,012	40,091

Total				532,159	568,664

Current				(32,159)	(60,588)

Non-current				500,000	508,076

The Company is subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits on issue of financial debt, and priority in the repayment of debentures. At December 31, 2007 and 2006, all these covenants were complied with.

TAM

On July 7, 2006 the Board of Directors approved the issue for public distribution of book-entry, non-convertible debentures with no security or preference but with a guarantee provided by TLA.

The debentures have a face value of R$ 10 and a term of six years, with repayment in three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by CETIP – the custodian and liquidation chamber.

TLA

At the Extraordinary General Meeting held on April 7, 2003 the shareholders approved the private issuance of non-convertible, book-entry nominative debentures, without the issuance of warrants or certificates, with a face value of R$ 100.00 (one hundred reais) each, totaling three series. Each series falls due 60 months as from the subscription date.

Debentures are guaranteed by a pledge of credit rights, and interest is 4.75% per annum plus Long-Term Interest Rate (TJLP).

The credit rights correspond to accounts receivable from travel agents held at Banco Itaú, on each 24th day of the month, in amounts considered sufficient to settle the monthly installments.

18 Senior notes

On April 25, 2007, TAM Capital concluded the offer of senior notes in the total amount of US$ 300 million with interest of 7.375% p.a., paid half-yearly and with final or sole maturity in 2017, by means of a transaction abroad exempt from CVM filing. The Company registered the securities with the Securities and Exchange Commission (SEC) on October 30, 2007.

At December 31, 2007, this liability amounted to R$ 538,466, equal to US$ 303,995 thousand, of which interest of R$ 7,076 is classified in current assets.

19 Income tax and social contribution

(a) Reconciliation of income tax and social contribution benefit (expense)

	2007	2006	2005

		(Note 20 (h))	(Note 20 (h))

Income before income tax and social contribution	170,985	938,038	196,372

Composite statutory rate - %	34%	34%	34%

Nominal income tax and social contribution	(58,135)	(318,933)	(66,763)
Income tax and social contribution on prior year tax losses	4,020
Income tax and social contribution on interest on own capital	12,612	5,749	(8,007)
Income tax and social contribution on permanent additions	(596)	(12,094)

	(42,099)	(325,278)	(74,770)

Income tax and social contribution
Current expense	(138,956)	(269,642)	(153,636)
Deferred (expense) benefit	96,857	(55,636)	78,866

	(42,099)	(325,278)	(74,770)

The above table reflects the Company, TLA and Fidelidade, since Mercosur, as prescribed by the legislation of the country where it operates, is subject to income tax directly on gross sales.

(b) Composition of deferred income tax and social contribution assets

	2007	2006

		(Note 20 (h))
Tax loss carry forwards	3,556
Social contribution carry forwards	2,508	5,184
Temporary differences	227,301	140,210

	233,365	145,394

Current	(37,950)	(36,117)

Non-current	195,415	109,277

The temporary differences are basically related to contingency provisions, allowance for doubtful accounts and exchange variations.

Deferred tax assets resulting from tax loss, social contribution negative basis, and temporary differences were constituted in conformity with CVM Instruction no. 371 as of June 27, 2002, and consider the profitability history and the expected future taxable income generation based on a technical feasibility study.

(c) Deferred income tax and social contribution tax liabilities

As prescribed by CVM Deliberation 273/98, the revaluation reserve at December 31, 2007 and 2006 arising from aircraft engines and buildings is net of deferred income tax and social contribution charges of R$ 50,861 (2006 – R$ 56,306).

20 Stockholders’ equity

(a) Authorized Capital

At December 31, 2007 and 2006, the authorized capital amounts to R$ 1,200,000, and can be increased upon issuance of common or preferred share with the Board of Directors’ approval.

(b) Capital

As at December 31, 2007, subscribed and paid-in capital is comprised of 150,585,147 book-entry shares (2006 – 150,563,341), of which 59,791,955 are common shares (2006 – 59,791,955) and 90,793,192 are preferred shares (2006 – 90,771,386).

At the Board of Directors meeting held on August 29, 2007, a capital increase through the exercise of share purchase options was approved, with the subscription of 16,140 preferred shares with no par value, under the 1st grant, and 5,666 preferred shares with no par value under the 2nd grant, at the issue prices of R$ 15.21 and R$ 44.38 per share, respectively, for a total of R$ 497. Payment of this capital increase was made on November 30, 2007.

At December 31, 2007 the Company did not hold any shares in treasury.

Common shares confer the right to vote in general meetings.

The preferred shares do not have the right to vote in general meetings, except in relation to certain matters while the Company is listed in Level 2 of BOVESPA. However, they have priority in the distribution of dividends, and in capital reimbursement, without any premium, in the event the Company is liquidated and the right to participate, under the same terms as the common shares, in the distribution of any benefits to the stockholders.

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the stockholders approved the split of the shares issued by the Company, whereby holders of each share received two shares of the same type and class. As a result, the total number of shares increased from 61,364,671 at March 31, 2005 to 122,729,342, of which 59,816,248 are common shares and 62,913,094 are preferred shared, all with no par value. At that same date, the following was approved:

  Increase in the limit of the Company's authorized capital to R$1,200,000.
  Revision of the Bylaws to reflect the corporate governance practices requirements of BOVESPA Level 2.
  The maximum limit to the Company's stockholders of 2% of outstanding shares in the event of a share purchase plan that might be approved in the future.

On June 13, 2005 the Board of Directors approved the primary public offering of 21,133,000 preferred shares issued by the Company and the secondary offering of 9,057,000 preferred shares.

On July 15, 2005, within the limit of authorized capital, the Company issued 197,120 preferred shares at the price of R$18.00 per share.

On March 10, 2006 the Board of Directors approved the global offering of 5,000,000 preferred shares issued by the Company. The price of the primary offering of preferred shares was R$ 42.00 per share, totaling R$ 210,000, with a share premium of R$ 183,619.

In April 2006, as a result of the exercise of the over-allotment option under the preferred shares distribution agreement related to the March 2006 public offering of shares, the Company issued 1,503,879 preferred shares at the price of R$ 42.00 per share, totaling R$ 63,164, with a share premium of R$ 55,229.

The Company has a BOVESPA Level 2 requirement to maintain a free float of 25% of its shares. At December 31, 2007, the free float was 53.85% (2006 – 45.5%) unaudited.

(c) Capital reserve – share premium account

The premium on the subscription of shares represents the difference between the fair value of the net equity and the amount of the capital increase and is allocated to all stockholders equally.

(d) Revaluation reserve (Note 10(b))

The amount realized in proportion to the depreciation of prior year revaluations transferred to retained earnings for the year ended December 31, 2007, amounted to R$ 3,665 (2006 – R$ 4,246). Of the total reserve, R$ 33,034 (2006 – R$ 35,948) corresponds to the revaluation of land, which will only be realized upon sale.

In accordance with CVM Instruction n° 197/93, the deferred tax charges on the revaluation reserve, which at December 31, 2007 amounted to R$ 50,861 (2006 - R$ 56,306), are recognized in the statement of operations to the extent that the reserve is realized.

(e) Dividends and interest on stockholders’ equity

Pursuant to the Company's Bylaws, shareholders are assured a minimum compulsory dividend of 25% of net income for the year, after deducting the legal reserve. Interest on own capital which has been paid or credited may be deducted from mandatory dividends. The preferred shares have priority in capital reimbursement and the right to dividends at least equal to those distributed to the common shares.

Dividend calculation is subject to approval at the Annual General Meeting and is shown as follows:

	2007	2006

Net income for the year	128,896	611,750
Prior year adjustments and accumulated losses		(64,715)
Ibracon Technical Interpretation 01/06		15,445
Transfer to legal reserve - 5%	(6,445)	(27,798)
Revaluation reserve realization	3,665	4,246

Dividend calculation basis	126,116	538,928
Minimum mandatory dividend - %	25%	25%

Minimum mandatory dividend (R$ 0.20937693 per share - 2006 R$ 0.89485465)	31,529	134,732

Interest on capital, net of withtholding income tax (15%)(R$ 0.20937693 per share 2006 - R$ 0.09547170)	31,529	14,374

Additional dividend	35,000	120,358

Interest on own capital and dividends	66,529	134,732

The amount of interest on net own capital is stated gross of withholding tax in the statement of changes in stockholders' equity. For the year ended December 31, 2007 the amount was R$ 37,093 has been recorded (net of tax effects – R$ 31,529)

(f) Retained profit reserve

In accordance with Article 196 of Corporation Law the balance of net income after dividend distribution and other statutory appropriations is transferred to this reserve in order to finance the Company’s capital budget for 2008 and working capital requirements. Future investments include the leasing of additional aircraft.

(g) Stock option plan

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the shareholders approved the Company’s Stock Option Plan for Directors and employees. The Board of Directors is responsible for the management of this plan.

The Board of Directors meeting held on December 14, 2007, granted 780,311 preferred share options under the plan.

At the Extraordinary Stockholders’ Meeting held on September 27, 2007, the stockholders approved the special granting of stock options for two hundred and thirty thousand (230,000) preferred shares issued by the Company to a Director, in compliance with the following conditions: (a) the price of shares subject to the stock option granted shall be the average price of the Company’s preferred shares in the month of August 2007, according to the BOVESPA; (b) the price per share determined pursuant to the abovementioned condition shall be granted with a twenty percent (20%) discount; (c) the options may be exercised within twenty-four (24) months as of the granting date, as long as, during that term, the Director does not terminate his work agreement without reason, nor the Company does so with reason; (d) the granting right and the exercise of the options is maintained in cases of permanent disability or death of the Director, and may be exercised by his heirs and successors; (e) the granting approved herein should happen on this date, and the Board of Executive Officers shall be responsible for taking all applicable measures; (f) this granting is extraordinary and does not effect the rights of the Director in relation to the granting resulting from the Company’s Stock Option Plan, since his hiring.

The Board of Directors made available under this plan 1,735,316 preferred shares relating to the 1st, 2nd and 3rd grant and 230,000 preferred shares relating to the special grant as follows:

	1st grant	2nd grant	3rd grant	Special grant

Date	12.28.2005	11.30.2006	12.14.2007	09.27.2007
Number of shares	715,255	239,750	780,311	230,000
Exercise price – R$ per share	14.40	43.48	39.67	39.72
Readjustment index	IGPM	IGPM	IGPM	IGPM

In accordance with the rules of the Company’s Stock Option Plan, and in conformity with the Extraordinary Stockholders' meeting held on May 16, 2005, the maximum share-dilution limit for the shareholders has been set at 2% (two percent). The Board of Directors meeting held on August 29, 2007, the advanced exercise of 21,806 options for purchase of preferred shares with no par value was authorized, of which 16,140 shares referred to the 1st grant, and 5,666 shares to the 2nd grant, at issuance prices of R$15.21 and R$44.38 per share, respectively. In both grants, the exercise price is restated by the IGPM, from the granting date up to the date of the financial statements. On November 30, 2007 these shares were subscribed.

Changes are summarized as follows:

		Weighted-average
	Number of shares	exercise price – R$

Outstanding at December 31, 2005	715,255	15.04
Granted	239,750	44.17
Outstanding at December 31, 2006	955,005	22.35
Granted	1,010,311	39.44
Exercised	(21,806)	22.79

Outstanding at December 31, 2007	1,943,510	25.60

In conformity with the accounting practices adopted in Brazil, the Company does not record stock options as remuneration expense. Had the Company recorded them as such, based on the fair value of the options on the granting date, the expense in the period recorded under “Personnel expenses” would have increased by R$7,786 (2006 – R$10,168).

(h) Change in the accounting practices

As from the first quarter of 2007, the Company's management, in conformity with the best corporate governance practices and improved financial controls, decided to record derivative financial instruments at fair market value.

As a result of this change, the previously issued financial statements for 2006 and 2005, presented for comparison purposes herein, have been adjusted to recognize losses on derivative instruments which were outstanding at December 31, 2006 and 2005, in the amounts of R$ 9,021 (R$ 5,954 net of tax effects), accounted for in “Other accounts payable”, as a contra entry to “Retained earnings”, and R$ 93,561 (R$ 61,750, net of tax effects), taken directly to “Retained earnings”, respectively.

Recognition of derivative financial instruments at their fair market value generated a gain of $84,540 and a loss of $85,606 in years ended December 31, 2006 and 2005, respectively, as compared to the previously reported amounts. As these amounts are now recorded at fair market value under Brazilian GAAP there is no longer reconciling adjustments for US GAAP purposes related to these items.

Previously, as from the first quarter of 2006, the Company's management began to record a provision for future obligations under the reward program for frequent flyers (TAM Loyalty Program). Such change implied an adjustment, directly to Retained earnings, in 2006, in the amount of R$ 8,919.

(i) Change in accounting practice for maintenance

In 2006, IBRACON issued the Technical Interpretation 01/2006, which requires the adoption of the built-in overhaul method for major maintenance activities. Accordingly, in 2006, TLA reversed expenses previously recognized related to maintenance totaling R$ 15,445 (R$ 10,194 net of tax effects), and recorded the cumulative effect of the change in stockholders’ equity.

21 Analysis of Gross Sales

The Company analyses its gross sales information by type of service rendered and geographic area as follows:

(a) By type of service rendered

							Variation	Variation
							2007 to	2006 to
	2007	V (%)	2006	V (%)	2005	V (%)	2006 – (%)	2005– (%)

Domestic revenue
Regular flights - Passenger	4,682,605	55.3	4,935,599	64.1	3,966,429	67.1	(5.1)	24.4
Charter - Passenger	151,298	1.8	226,336	2.9	226,269	3.8	(33.2)	0.03
Cargo	360,149	4.2	321,817	4.2	277,403	4.7	11.9	16.0

	5,194,052	61.3	5,483,752	71.2	4,470,101	75.6	(5.3)	22.7

International revenue
Regular flights - Passenger	2,109,398	24.9	1,513,334	19.7	1,010,701	17.1	39.4	49.7
Charter - Passenger	20,343	0.2	24,125	0.3	22,855	0.4	(15.7)	5.6
Cargo	416,668	4.9	164,678	2.1	129,743	2.2	153.0	26.9

	2,546,409	30.0	1,702,137	22.1	1,163,299	19.7	49.6	46.3

Other operating revenue
Partnerships with TAM
Loyalty Program	290,029	3.4	207,255	2.7	85,051	1.4	39.9	143.7
Aircraft sub-lease			33,657	0.4	65,228	1.1	(100.0)	(48.4)
Travel and tourism agencies	30,242	0.4	20,858	0.3	16,235	0.3	45.0	28.5
Others (includes expired tickets)	413,220	4.9	252,432	3.3	110,221	1.9	63.7	129.0

	733,491	8.7	514,202	6.7	276,735	4.7	42.6	85.8

Gross operating
revenue	8,473,952	100.0	7,700,091	100.0	5,910,135	100.0	10.1	30.3

(b) By region

							Variation	Variation
							2007 to 2006	2006 to
	2007	V (%)	2006	V (%)	2005	V (%)	– (%)	2005 – (%)

Brazil	5,927,544	69.8	5,997,954	77.9	4,746,835	80.4	(1.2)	26.4
Europe	1,047,726	12.4	616,941	8.0	457,190	7.7	69.8	34.9
North America	1,000,102	11.9	647,788	8.4	367,674	6.2	54.4	76.2
South America (excluding Brazil)	498,580	5.9	437,408	5.7	338,436	5.7	14.0	29.2

	8,473,952	100.0	7,700,091	100.0	5,910,135	100.0	10.1	30.3

22 Main costs and expenses

	2007						2006		2005

	(Note 20 (h))
		Expenses

	Costs of		General
	service		and admi-	Directors’
	rendered	Selling	nistrative	fees	Total	%	Total	%	Total	%

Personnel	1,040,966	118,514	112,150	27,739	1,299,369	16.5	872,598	13.7	668,648	12.8
Fuel	2,536,398				2,536,398	32.2	2,129,856	33.6	1,694,980	32.4
Depreciation and amortization	84,249	1,443	30,436		116,128	1.5	101,855	1.6	85,353	1.6
Maintenance and repairs (except personnel)	466,714				466,714	5.9	387,972	6.1	356,322	6.8
Aircraft insurance	33,560				33,560	0.4	35,077	0.6	39,644	0.8
Landing, take-off and navigation tariffs	421,021				421,021	5.3	314,977	5.0	233,012	4.5
Leasing of aircraft and equipment	868,177	4,077	8,547		880,801	11.2	718,797	11.3	627,248	12.0
Services rendered by third parties	124,406	174,711	249,834		548,951	6.8	539,636	8.5	373,721	7.1
Selling and marketing		975,149			975,149	12.4	875,254	13.8	854,602	16.3
Other	283,445	175,338	152,199		610,982	8.0	372,047	5.8	301,844	5.8

	5,858,936	1,449,232	553,166	27,739	7,889,073	100.0	6,348,069	100.0	5,235,374	100.0

23 Financial income and expense

	2007	2006	2005

	(Note 20 (h))		(Note 20 (h))
Financial income
Interest income from financial investments	263,291	222,857	59,915
Exchange variation		10,944	25,020
Interest income from customers	33,167	15,080	11,024
Discounts obtained	9,885	4,550	4,413
Financial instrument/gains	140,382
Other	3,467	747	14

	450,192	254,178	100,386

Financial expense

Interest expense	(230,395)	(115,118)	(89,576)
Tax on Bank Account Transactions (“CPMF”)	(21,936)	(27,344)	(20,007)
Financial instrument losses	(100,315)	(38,354)	(155,587)
Exchange Variation	(88,107)
Banking	(13,786)	(7,595)	(4,418)
Other	(218)	(9,467)	(8,965)

	(454,757)	(197,878)	(278,553)

Financial income (expense), net	(4,565)	56,300	(178,167)

24 Employee benefits

(a) Supplementary pension plan

In the past, TLA sponsored three pension benefit supplementation plans, called TAM Prev – Plan I offering defined benefits, and TAM Prev – Plans II and III, offering defined contributions. On November 21, 2006, the Supplementary Pension Secretary (SPC) approved the migration of pension plans I, II and III to a new type of free benefits plan (PGBL) managed by an independent institution. Plan I participants were given the option to transfer to a benefit generating plan (FGB) with guaranteed benefits on retirement.

On September 30, 2007, the Company and Bradesco Vida e Previdência S.A. entered into an agreement by which the value of the benefits to the 5 remaining participants of Plan I will be maintained with the same conditions of the previous plan, and the risk inherent to the payment of benefits is the sole responsibility of Bradesco Vida e Previdência S.A..

All other participants migrated to PGBL.

(b) Profit sharing

In accordance with the annual Union agreement, the Company will pay a share of its profits as a result of it reaching certain performance indicators established in line with the annual budget. Consequently, management recorded as “Salaries and payroll charges” at December 31, 2007, the provision for payment of this benefit in the amount of R$ 35,439 (2006 – R$ 82,390) relative to 2007.

25 Insurance coverage

The Company's subsidiaries contract insurance coverage for amounts above the minimum mandatory levels that they deem necessary in light of the nature of assets and operational risks. At December 31, 2007, based on the aircraft fleets of TLA and Mercosur, the insurance coverage for aviation activities (including both aircraft and civil liabilities) provided for maximum indemnification of US$1.5 billion.

The Brazilian Government (through Law 10,744 of October 9, 2003, and Decree n° 5,035 of April 5, 2004) has committed to cover civil liability damages payable to third parties which the Company may be required to pay as a result of war or terrorist attack. This law provides that the maximum liability of the Brazilian Government in respect of such matters is an amount in reais equivalent to US$1 billion.

The Company maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims’ families by the insurance company. As of December 31, 2007, some 50 indemnifications were paid to families of the victims and another 57 are under negotiation with the Company’s insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM’s direct responsibility.

The subsidiaries also maintain insurance coverage that provides for indemnification in respect of expenses arising from theft, fire, flooding, electrical damage or other similar events affecting our equipment, facilities, vehicles or other property.

26 Financial instruments

(a) General considerations

In accordance with its established policy the Company enters into transactions involving derivative financial instruments in order to reduce the exposure to its main risks of exchange fluctuations on its revenue and changes in fuel prices. In addition, temporary cash surpluses are applied in line with group treasury policies, which are continuously reviewed, seeking to keep in line with the market and maximize returns with the lower possible risks.

The management of these financial instruments is made pursuant to operational strategies, pursuing liquidity, return and security. Management policy consists in monitoring contracted rates against current market rates. The Company does not invest in derivatives or any other high-risk assets of a speculative nature.

In the first quarter of 2007 the Company, in order to align its accounting practices with the best governance practices, changed its criteria for recognizing derivative financial instruments to fair value market. Changes in market value are included in the Company’s results of operations.

i. Risk of the price of fuel

One of the most important financial risks of Airline companies is the volatility in fuel prices. Fuel represented for the year ended at December 31, 2007 32.2% (2006 – 33.6%), respectively of the main costs (Note 22).

At December 31, 2007, the Company had options to buy fuel, with maturity up to November, 2008, which were equivalent to approximately 5,500 thousand barrels (2006 – 1,150 thousand barrels with various maturities up to May 2007).

ii. Foreign exchange rate risk

This risk is related to possible foreign exchange rates volatility, affecting the financial expense (or income) and the outstanding liabilities (or assets) balances indexed to a foreign currency. Part of this risk is mitigated given the fact that the Company operates overseas and revenues from these transactions are denominated in foreign currency. The existing policy for hedging foreign exchange risk is to cover foreign currency cash flow (net) for the subsequent months.

The Company and its subsidiaries contract derivative financial operations, aimed mainly to protect its foreign currency exposure from fuel, engine maintenance services and financing related to its operational activities. At December 31, 2007 there were no outstanding operations in foreign currency, by decision of the Company’s Risk Committee.

iii. Interest rate risk

This risk arises from possible losses (or gains) as a result of fluctuations of the interest rates to which the liabilities and assets of the Company and its subsidiaries are linked.

To minimize possible impacts from interest rate volatility, the Company and its subsidiaries adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI), and periodically renegotiating contracts, in order to adapt them to current market conditions.

iv Credit risk

Credit risk arises from the possibility of the Company and its subsidiaries not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated by financial investment operations.

To reduce this risk the Company has adopted the practice of establishing credit limits and permanently monitoring its debtor balance (mainly from travel agencies). With respect to financial investments, the Company only invests with institutions with low credit risk as evaluated by rating agencies. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

(b) Financial investments

Represented by funds applied in quotas of various types of investment funds and/or in multimarket investment funds with the objective of obtaining an interest yield in excess of the Brazilian interbank interest rate – also known as CDI.

(c) Investments

TLA, Mercosur, TAM Capital, TAM Financial 1, TAM Financial 2 and TP Participações are non-public companies and, therefore, there is no information readily available to evaluate their fair market values.

(d) Fair market value of financial instruments

The estimated fair market value of financial instruments as of December 31, 2007 is similar to their book value, as a result of the maturities or the frequent adjustments to the prices of these instruments, as follows:

	Book value	Fair value (MTM)

Assets
Cash and banks	134,873	134,873
Financial investments	2,472,004	2,472,004

	2,606,877	2,606,877

Liabilities
Short and long-term debt	1,100,337	1,106,305
Debentures	532,159	536,462

	1,632,496	1,642,767

The fair market value of financial assets and short and long-term debt, when applicable, was determined by applying the current interest rate available for operations with similar conditions and remaining maturities.

27 TAM Loyalty Program

At December 31, 2007, the TAM Loyalty Program had 2,400,632 (2006 – 1,782,397) (unaudited) one-way domestic tickets earned by its clients but not redeemed. TLA currently records the incremental costs when awards are earned. For the year ended December 31, 2007, 1,090,734 (2006 — 756,040) free tickets were granted and used by our clients. The provision for incremental costs of points earned under the Loyalty Program at December 31, 2007 was approximately R$ 20,614 (2006 - R$ 19,039). The base to calculate the incremental costs accrual is an estimative of the ticket redemptions by other airlines companies, quantity of points accumulated, tickets redeemed, estimation for expired points, non-redeemed accumulated points and valued by the incremental costs of in-flight service, fuel, insurance and boarding pass.

The points earned by our clients through the TAM Loyalty Program are valid for two years for the redemption in tickets. This limit any growth in the liability from the program, which has tended to stabilize in relation to the number of passengers transported.

28 Subsequent events

(a) Changes to the Brazilian Corporate Law in 2008

On December 28, 2007, Law 11,638/07 was enacted, which amends the Brazilian Corporate Law, regarding accounting practices, bookkeeping and preparation of financial statements from the fiscal year ending December 31, 2008. A summary of the main matters contemplated by the new law and which may influence next year’s financial statements is as follows:

  Substitution of the Statement of Changes in Financial Position for the Statement of Cash Flow and the inclusion of the Value-Added Statement along with the financial statements.

  In permanent assets: (i) the creation of the subgroup Intangible; (ii) restriction to the use of deferred charges to pre- operating expenses and incremental restructuring expenses; (iii) separation in intangible assets of intangible rights, including acquired goodwill; and (iv) inclusion in property, plant and equipment of assets deriving from operations that transfer to the company benefits, risks, the control over these assets, regardless of transfer of ownership.

  Creation in shareholders’ equity of the subgroup “Valuation Adjustments”, which will be used mainly to record the counter entry of asset appraisals at market value, especially the appraisal of certain financial instruments and, also, the adjustments of conversion due to exchange rate variation of corporate investments overseas.

  Introduction of new criteria for the classification and appraisal of investments in financial instruments, including derivatives, and in credit rights and notes, in line with the international standard, where these financial investments are classified in three categories: held for trading, available for sale and kept to maturity, the first two being recorded at their market value and the latter at cost plus yields earned.

  Introduction of the concept of “Adjustment to Present Value” for operations with long-term assets and liabilities and material short-term operations. It is worth mentioning that CVM has already sent a notice to the market stating its understanding that the application of this concept for publicly-held companies regulated by it depends on the issuance of specific rules or express reference in some other rule, defining its scope and establishing the necessary bases for its utilization, which shall be made in compliance with international standards.

  Law 11,638/07 also makes it mandatory for companies to perform an analysis periodically to verify the recoverability of amounts recorded as property, plant and equipment, intangible assets and deferred charges. Regarding this matter, in 2007 the Committee of Accounting Pronouncement issued CPC Pronouncement 01, which is in line with international accounting standards. CVM issued Resolution 527/07 approving this Pronouncement.

  Elimination of the possibility to revalue property, plant and equipment. The new law provided an alternative to the companies in order for them to maintain their existing balances for this reserve, which shall be realized in accordance with current rules or to reverse these balances up to the end of 2008.

  Elimination of the Capital Reserve “Premium on the Issuance of Debentures”.

  The accounting record of employee and management remuneration becomes mandatory, even when remuneration is made in the form of financial instruments, such as shares or stock options.

  Changes to the commercial and fiscal bookkeeping, providing alternatives to companies, regarding the possibility to adopt the provisions of the tax law in the commercial bookkeeping, to later perform the necessary adjustments to comply with the corporate law.

Taking into account the extent and complexity of the changes resulting from the aforementioned Law, management is assessing its impacts on the Company, at the same time that it is monitoring market discussions and debates, particularly in accounting bodies and associations and with regulatory bodies, which will possibly express their opinions on aspects regarding the application of the Law.

(b) Share Buy-Back

As part of its financial management practices, the Company adopted a share buy-back policy, without compromising the investment program or substituting the payment of dividends.

At a meeting held on January 30, 2008, its Board of Directors of TAM approved the acquisition of preferred shares issued by the Company to be held in treasury and subsequently cancelled or sold, without reducing the capital.

The buy-back program is limited to up to 4,000,000 (four million) preferred shares, equivalent to 5.56% of the outstanding shares. The program will expire within 365 days from the approval date by the Board of Directors. The shares will be purchased at their market prices on the stock exchange at the acquisition date.

29 Summary of the Principal Differences between Brazilian GAAP and U.S. GAAP

(a) Description of the GAAP differences

The accounting practices of the Company are in accordance with Brazilian GAAP (Note 2) which differ significantly from U.S. GAAP, as summarized below.

(b) Supplementary inflation restatement in 1996 and 1997 for U.S. GAAP

Brazilian GAAP discontinued inflation accounting effective January 1, 1996, Brazilian GAAP statements included indexation adjustments which partially accounted for the effects of inflation on property, plant and equipment, investments, deferred charges (together, denominated Permanent assets) and stockholders' equity, and reported the net charge or credit in the statement of operations. However, under U.S. GAAP, Brazil ceased to be treated as a highly inflationary economy only from January 1, 1998. Therefore the financial information for purposes of U.S. GAAP includes additional inflation restatement adjustments in 1996 and 1997, made by applying the General Price Index - Internal Availability (“IGP-DI”) to the Company’s permanent assets and stockholders' equity. The IGP-DI index increased by 9.3% in 1996 and by 7.5% in 1997.

For purposes of the reconciliation, there is no longer a difference in stockholders’ equity according to U.S. GAAP in 2007 (2006 - R$68), due to the additional inflation restatement adjustments, net of depreciation. These amounts generated differences in depreciation charges of R$ 68 for the year ended December 31, 2007 (2006 - R$ 88 and 2005 – R$ 102).

(c) Property, plant and equipment

i. Revaluation of property, plant and equipment

Brazilian GAAP permits the revaluation of assets. The revaluation increment, net of deferred tax effects after 1991, is credited to a reserve account in stockholders' equity. Depreciation of the revaluation increments is charged to income and an offsetting amount is transferred from the revaluation reserve in stockholders' equity to retained earnings as the related assets are depreciated or upon disposal.

Under U.S. GAAP, revaluation of property, plant and equipment is not accepted and the revaluation increments and related deferred tax effects have therefore been eliminated in order to present property, plant and equipment at historical cost less accumulated depreciation. Accordingly, the depreciation expense on revaluation has also been reversed in the statement of operations.

For the purposes of the reconciliation, under U.S. GAAP the revaluation reserve was reversed, net of depreciation and deferred tax effects, totaling R$ 135,134 at December 31, 2007 (2006 - R$ 147,874).

In the statement of operations, these effects totaled R$ 3,665 for the year ended December 31, 2007 (2006 - R$ 4,246 and 2005 – R$ 3,852).

ii. Lease agreements

Brazilian GAAP does not have a specific requirement on accounting for leases and TAM recognizes as financial leases only contracts where the lessee has a bargain purchase option for the asset. All other leases are treated as operating leases.

Under U.S. GAAP, Statement of Financial Accounting Standards ("SFAS") n° 13 "Accounting for Leases" defines financial leases as those leases that meet at least one of the following criteria:

  The lease transfers ownership of the property to the lessee by the end of the lease;

  The lease contains a bargain purchase option, for price below market value;

  The lease term is equal to 75 percent or more of the estimated economic life of the leased asset; and

  The present value at the beginning of the lease term of the minimum lease payments, excluding that portion of the payments representing executory costs such as insurance, maintenance, and taxes to be paid by the lessor, including any profit thereon, equals or exceeds 90 percent of the fair value of the leased asset at the inception of the lease.

Additionally, on renegotiation of lease terms, regardless as to whether the lessor is changed, the new lease is maintained as a financing lease by the lessee if, under the amended lease terms, the lease would have been classified a finance lease either initially or at the renegotiation date.

At December 31, 2007, TAM had 44 aircraft recorded as operating leases under Brazilian GAAP (Airbus A319 – 9 units, Airbus A320 – 19 units; Airbus A330 – 10 units, Airbus A321- 3 units, Airbus A340 – 2 units and Fokker 100 – 1 unit), which, considering the rule set out above, were considered as financing leases under U.S. GAAP because the present values of the minimum payments of these contracts exceed 90% of the fair value of the asset leased.

Under U.S. GAAP, the acquisition cost of these aircraft and the related liability at the inception of the lease contract, totaling, at December 31, 2007, R$ 4,566,069, has been recorded in the balance sheet, while accumulated depreciation at December 31, 2007 amounts to R$ 743,300. The asset is being depreciated over the estimated useful life of 25 years for the aircraft Airbus A319, Airbus A320 and Fokker 100 and 30 years for the aircraft Airbus A330 and A340.The obligations are recorded in short and long-term liabilities, including accrued interest and foreign exchange gains or losses. Depreciation expense on these aircraft recognized in the U.S. GAAP financial statements totaled R$ 173,127, R$133,942 and R$ 127,810, for the years ended December 31, 2007, 2006 and 2005, respectively. Foreign exchange gains (losses) on financial lease payables totaled R$ 417,444, R$ 226,879 and R$ 329,638 for the year ended December 31, 2007, 2006 and 2005, respectively. Interest expenses on the financial lease obligation of these aircraft totaled R$ 132,626, R$ 151,928 and R$ 139,876, for the years ended December 31, 2007, 2006 and 2005, respectively. The operating lease expenses recognized under Brazilian GAAP for these aircraft were reversed during all periods and totaled R$ 385,602, R$ 337,774 and R$ 327,543 for the years ended December 31, 2007, 2006 and 2005, respectively. The residual values of aircraft returned have been written off upon return and totaled R$ 4,023 and R$ 4,499 at December 31, 2006 and 2005 respectively.

For reconciliation purposes, the amounts of leases adjusted against stockholders' equity totaled R$ 1,102,745 at December 31, 2007 (2006 – R$ 605,454)

Considering the aforementioned adjustments, the lease obligations under U.S. GAAP totaled:

	Rates (weighted average)	2007	2006

Fokker 100 aircraft and engines	Fixed interest of 1.1% p.a.	10,530	161,035
Airbus A319/Airbus A320 aircraft and engines	1 and 6 month LIBOR + 1.5% p.a.	1,797,059	1,200,799
	(6.4% p.a.)
Airbus A330 aircraft, engines and spare parts	1 month LIBOR + 1.5% p.a. (6.1%	1,016,640	979,389
	p.a.)
Lease obligations	1 month LIBOR + 1.6% p.a. 1.75%	1,691	4,526
	p.a. (8.1% p.a.)
	6 month LIBOR + 0.7% p.a. to	3,434	16,436
	6.7% p.a. (7.6% p.a.)
	3 month LIBOR + 0.03% to 1.8%	5,172	3,998
	p.a. (6.5% p.a.)
	Fixed interest of from 1.1% p.a.	11,612	2,842

		2,846,138	2,369,025

Current		(330,231)	(335,254)

Non-current		2,515,907	2,033,771

The lease obligations above are secured by letters of guarantee issued by the Company.

Long-term amounts mature as follows:

Year	2007	2006

2008		242,411
2009	295,303	253,952
2010	275,359	236,641
2011	281,636	228,747
2012	290,452	230,414
2013	330,381	245,220
After 2013	1,042,776	596,386

	2,515,907	2,033,771

iii. Impairment

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

Under U.S. GAAP, SFAS n° 144 “Accounting for the Impairment or Disposal of Long-lived Assets”, requires companies to evaluate the carrying value of long-lived assets to be held and used, and for long-lived assets to be disposed of, when events and circumstances require such a review. The carrying value of long-lived assets is considered impaired when the anticipated undiscounted cash flow, representing the lowest level for which identifiable cash flow is less than their carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair market value of the assets or discounted cash flows generated by the assets.

In the case of TAM, there were no impairment indicators and, therefore, no differences between U.S. GAAP and Brazilian GAAP related to impairment provision criteria were recorded for the periods presented.

iv. Gains on sale-leaseback

Brazilian GAAP does not have specific requirements on sale-leaseback transactions. All gains or losses arising from sale-leaseback transactions were recognized at the time of the transaction.

Under U.S. GAAP, SFAS n° 28, "Accounting for Sales with Leaseback", establishes a sale-leaseback as a single financing transaction in which any profit or loss on the sale shall be deferred and amortized by the seller, who becomes the lease, in proportion to rental payments over the period of time the asset is expected to be used. This is obligatory even where the sale-leaseback transaction is considered legally perfect in the company’s country of origin.

	2007			2006	2005

	Gains on sale-	Accumulated
	leaseback	amortization	Net	Net	Net

Transaction Airbus A330 (i)	319,073	(168,399)	150,674	177,263	203,852
Transaction Airbus A320 (ii)	54,957	(26,105)	28,852	34,348	39,844
Transaction Fokker 100 (iii)	76,815	(76,815)			1,749

	450,845	(271,319)	179,526	211,611	245,445

The amortization of gains on sale-leaseback transactions appropriated in the statement of operations for the year ended December 31, 2007, as “Financial income (expenses), net” totaled R$ 17,151 (2006 - R$ 18,941 and 2005 - R$ 24,895), and as “Other operating expenses, net” totaled R$ 14,934 (2006 - R$ 14,893 and 2005 - R$ 14,864).

For reconciliation of gains on sale-leaseback purposes, the effects in stockholders’ equity at December 31, 2007 totaled R$ 179,526 (2006 – R$ 211,611).

(i) In August 2001, TAM entered into an agreement which resulted in the termination of a financial lease for three Airbus A330 aircraft with one lessor and a new lease agreement, under operating lease provisions, with a different lessor for the same aircraft. For Brazilian GAAP purposes, TAM recognized a net gain of R$ 319,073 during 2001. This gain is being amortized over the period of the new lease contract, of which final liquidation is planned to be in August 2013.

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

(iii) Also, in December 2003, TAM reorganized its fleet of 19 Fokker 100 (Note 14), which resulted in the cancellation of 10 financial lease agreements and 9 operating lease agreements generating new operating lease agreements. For Brazilian GAAP purposes, TAM recognized a gain of R$ 76,815, which was recorded in the results for 2003. Under U.S. GAAP, this gain is being amortized in accordance with the aircraft return schedule, originally estimated to be completed in July 2005. In January 2005, an amendment was signed, postponing the return date of the last five aircraft until April 2006. In November 2006, another amendment to the contract was signed extending the timeframe for the return of the last 3 aircraft until May 2007. The gain has been amortized through December 2006, because the impact of amortization through May 2007 is not relevant.

The transactions summarized above were considered to be a modification of the provisions of the original contract under U.S. GAAP.

According to recently issued SFAS n° 145 "Rescission of FASB Statements n° 4, 44, and 64, Amendment of FASB Statement n° 13 and Technical Corrections", if the change in the lease provisions gives rise to a new agreement classified as an operating lease, the transaction shall be accounted for under the sale-leaseback requirements in accordance with paragraphs 2 and 3 of SFAS n° 28, mentioned above.

v. Sub-leasing of aircraft

The Company sub-leased three Airbus A330 aircraft and one engine under operating leases to another airline company. The contract matured in November 2006 and the aircrafts and engines were returned.

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

(e) Business combinations

i. Goodwill

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

Under U.S. GAAP, fair values are assigned to acquired assets and liabilities in business combinations, including intangible assets and unallocated goodwill, applicable to each specific transaction. Upon the adoption of SFAS n° 142, “Goodwill and Other Intangible Assets”, as from January 1, 2002 goodwill is no longer amortized but, instead, is assigned to an entity's reporting units and tested for impairment at least annually. Additionally, according to U.S. GAAP, goodwill generated in transactions between entities under common control should not be recorded but, instead, the difference between amounts paid and book values of net assets acquired should be recorded as a capital contribution or distribution.

The differences related to the Brazilian GAAP applicable to TAM derive mainly from (i) non-amortization of goodwill as from January 1, 2002 and (ii) non-recognition of negative goodwill arising from transactions of companies under common control, (Note 29 (e) (ii) below).

For Brazilian GAAP purposes, the amortization of the net balance of goodwill in 2007 was R$ 717 (2006 - R$ 717), being amortized to income over a period of five to 10 years; negative goodwill at December 31, 2007 was R$ 11,099 (2006 - R$ 11,099).

For reconciliation purposes, amortization of goodwill as from January 1, 2003 was reversed, totaling R$ 717 in the statement of operations for the year ended December 31, 2007 (2006 - R$ 717 and 2005 – R$ 1,341), respectively. In stockholders’ equity, for reconciliation purposes these effects totaled R$ 9,680 at December 31, 2007 (2006 – R$ 8,963).

For U.S. GAAP purposes, the net balance of goodwill at December 31, 2007 is R$ 9,680 (2006 - R$ 9,680).

ii. Common control and negative goodwill – Mercosur

For Brazilian GAAP purposes, TAM Mercosur was acquired and consolidated by the Company in September 2003 through an exchange of shares.

For U.S. GAAP purposes, Mercosur has been considered under common control since 1996, because Mercosur has the same controlling stockholders as TAM and, therefore, it was consolidated retroactively for all periods presented. The effects of the retroactive consolidation in the changes in stockholders’ equity have been recorded as additional paid-in capital.

Additionally, in this transaction, the negative goodwill for Brazilian GAAP purposes was generated by the difference between book value and the amount paid in the transaction for the acquisition of Mercosur. As this transaction was considered to be between entities under common control, for U.S. GAAP purposes the difference between the amount paid and the book value of Mercosur was recognized in stockholders’ equity as a capital contribution.

Also, for Brazilian GAAP purposes, the effects of the exchange variation on this subsidiary’s stockholders’ equity are distributed among the lines of the statement of operations. For U.S. GAAP purposes, the effect of this exchange variation was recognized in stockholders’ equity in cumulative translation adjustments, in accordance with SFAS n° 52, “Foreign Currency Translation”.

For reconciliation purposes, the effects described above totaled R$ 3,537 for the year ended December 31, 2007 (2006 - R$ (5,183), 2005 – R$ 8,870), respectively and R$ 11,828 in stockholders’ equity at December 31, 2007 (2006 – R$ 11,828).

(f) Pension and other post-retirement benefits

In determining the pension and other post-retirement benefit obligations for Brazilian GAAP purposes, NPC No. 26 is effective for financial statements ended from December 31, 2002. As permitted by the Standard, the transitional effect (being the difference between the plan net assets and the projected benefit obligation ("PBO")) at that date will be taken to income over five years.

Under U.S. GAAP, SFAS No. 87, "Employers' Accounting for Pensions", is effective for fiscal years beginning after 1988. As from such date, when an initial transition obligation determined based on an actuarial valuation was booked, actuarial gains and losses, as well as unexpected variations in plan assets and the PBO and the effects of amendments, settlements and other events, have been recognized in accordance with this standard and therefore results in deferral differences, Until 1997, these amounts were treated as non-monetary items and indexed by the inflation U.S. GAAP also requires the recognition of an additional minimum liability.

Although the calculation of the sufficiency of the funded status has been the same since December 31, 2001, differences arise in (i) actuarial gains and losses, as initially there is no gain or actuarial loss on December 31, 2001 (ii) recognition of the initial transition obligation and (iii) minimum liability, according to U.S. GAAP.

On November 21, 2006, the Supplementary Pension Plan Secretariat (the “SPC”) approved the proposal to migrate participants from the TAM Prev I, II and III to a PGBL, a defined contribution plan. During 2006 43 employers accepted the migration, therefore they had the recognition of "settlement", and there were still 5 participants which have not transferred into the PGBL. As the migration of the employees to PGBL represents an irrevocable action, relieving the Company of primary responsibility for the pension obligation and eliminated risks related to the obligation and assets of the plan, the participants transferred have been accounted in accordance with SFAS No. 88, "Employers’ Accounting for Settlements and Curtailments of Defined Benefit Pension Plans and for Termination Benefits". The settlement for the remaining 5 participants was reached on September 30, 2007 (Note 24(a)).

The summary of sufficiency of funds and amounts recorded in the U.S. GAAP condensed balance sheet at December 31, 2007 and 2006 and the condensed statement of operations for the years ended December 31, 2007, 2006 and 2005 of the TAM pension liabilities to retired beneficiaries, in accordance with SFAS no. 132 “Employers’ Disclosures For Pensions and Post-Retirement Benefits – revised”, is as follows:

	2007	2006	2005

Change in benefit obligation

Net liability of benefits projected at beginning of year	1,419	56,539	57,978

Service cost	18	445	2,784
Interest cost	126	3,080	6,690
Actuarial gain			(6,474)
Gross benefits paid		(1,871)	(2,777)
Effect from changes to plans – curtailment and
partial settlement	(1,563)	(56,774)	(1,662)

Net liability of benefit obligation projected at end of year		1,419	56,539

	2007	2006	2005

Change in fair value of plan assets

At beginning of year	2,098	41,987	36,630

Actual return on assets	215	8,441	6,917
Employer’s contributions	100	241	2,421
Employees’ contributions		195	240
Effects from changes in plans- curtailment and
partial settlement	(2,413)	(46,895)	(1,444)
Gross benefits paid		(1,871)	(2,777)

At end of year		2,098	41,987

	2006	2005

Funded status
Funded status at end of year	679	(14,552)
Unrecognized net actuarial gain		(9,187)
Cost of unrecognized past services		2,805
Unrecognized net transition assets		189

Accrued benefit cost	679	(20,745)

The amounts recognized in the balance sheet consist of:
	2006	2005

Accrued benefit cost	679	(20,745)

Net amount recognized	679	(20,745)

Weighted average assumptions at December 31
Discount rate- %	11.83	11.83
Expected return on plan assets- %	13.72	13.72
Rate of compensation increase- %	7.10	7.10

	2007	2006	2005

Components of net periodic benefit cost
Service cost	18	255	2,553
Interest cost	126	3,080	6,690
Expected return on assets	(215)	(3,228)	(4,934)
Effects from changes in plans- curtailment and partial settlement	1,074	(21,321)	(1,493)
Amortization of transition obligation	(3)	26	81
Amortization of actuarial losses (gains)	20	(236)	173

Net periodic benefit cost	1,020	(21,424)	3,070

The asset allocation for the Company’s pension plans at the end of 2006, by asset category, follows. The fair value of plan assets for these plans is R$ 2,098 at December 31, 2006. The expected long term rates of return on these plan assets were 13.72% for 2006.

Asset category	Percentage of assets 2006

Equity securities	5
Fixed income	95

Total	100

For reconciliation purposes the following effects were recognized:

Pension expense

	2007	2006	2005

Reversal of pension expense recorded under BR GAAP	100	(16,837)	5,518
Recognition of pension expense under U.S. GAAP	(1,020)	21,424	(3,070)

U.S. GAAP adjustment to net income	(920)	4,587	2,448

Pension liability

	2007	2006	2005

U.S. GAAP opening balance	679	(20,745)	(22,155)

U.S. GAAP pension expense	(1,020)	21,424	(3,070)
Employer's contributions	100	241	2,421
Change in additional minimum liability/SFAS 158	241	(241)	2,231
Change in intangible assets			(172)

U.S. GAAP closing balance		679	(20,745)

Stockholders' equity

2006

Other comprehensive income under U.S. GAAP	679

U.S. GAAP adjustment to stockholders' equity	679

Other changes in plan assets and benefit obligations recognized in other comprehensive income:

	2007	2006	2005

Net transition obligation	(6)	6
Prior service cost	(28)	28
Unrecognized loss	275	(275)
Change in additional minimum liability			2,059

Total recognized in other comprehensive income	241	(241)	2,059

(g) Derivative instruments

Under Brazilian GAAP, the Company recorded through December 31, 2006 its financial instruments based on contractual rates, recognized on the accrual basis of accounting. As from January 1, 2007, as discussed in Note 26, the Company changed its criteria for recognizing financial instruments under Brazilian GAAP to fair value market in a manner similar to U.S. GAAP. For purposes of comparison, the Company restated its Brazilian GAAP financial statements of previous periods presented herein.

Under U.S. GAAP, SFAS n° 133, as amended and interpreted, "Accounting for Derivative Instruments and Hedging Activities", requires that the Company recognizes all derivatives as assets or liabilities and measures these instruments at fair market value. Changes in market value are included in the Company’s results of operations. No derivative financial instruments of the Company qualified as hedges.

Through December 31, 2006, for purposes of reconciliation, TAM had recorded an adjustment to reflect the fair market value of derivative instruments under U.S. GAAP. As from January 1, 2007, TAM changed its criteria for recognizing financial instruments under Brazilian GAAP to fair value market in a manner similar to U.S.GAAP, and consequently the GAAP difference is no longer applicable. In addition, as the Company adjusted its Brazilian GAAP for all previous periods presented herein to reflect the fair market value of derivative instruments, and accordingly adjustment is no longer required for purposes of reconciliation for all periods presented.

(h) Loyalty Program – Incremental cost

The Company sponsors a program of rewards to frequent flyers (Loyalty Program TAM), whose points are accumulated when they use TAM’s flights or flights of partner airlines, as well as when they make purchases using the Loyalty Program TAM credit cards, or use products and services at partner establishments.

Up to December 31, 2005, such amounts were described in a note to the financial statements and recorded as incurred. During the quarter ended March 31, 2006 the Company changed its accounting practice under Brazilian GAAP and began to accrue a provision for future liabilities relating to the Loyalty Program. For comparison purposes, the Brazilian GAAP financial statements referring to the year ended December 31, 2005 have been adjusted (Note 20 (h)). Due to the change in the Brazilian GAAP accounting practice, adjustment is no longer required for purposes of reconciliation for all periods presented.

(i) Recognition of revenue – Revenue in the Loyalty Program Partners

Under Brazilian GAAP, revenues related to partnership with the Loyalty Program for frequent flyers are recorded when the points are issued to participants.

Under U.S. GAAP, as from 2005, the Company is recognizing revenue earned from selling points in two components. The first component represents the revenue for air transportation sold, valued at current market rate. This revenue is being deferred and recognized over the period the points are expected to be used. The second revenue component represents the services deemed to have been provided associated with operating the program, which is being recognized when the points are sold.

For purposes of reconciliation, the Company deferred revenues in the amount of R$19,862 in the year ended December 31, 2007 (2006 - R$15,013, and 2005 – R$15,185). The effect on stockholders' equity as of December 31, 2007 was R$ 50,060 (2006 – R$30,198).

(j) Stock options plan

SFAS Statement 123(R) “Share Based Payments”, requires the measuring and recording of the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). Awards granted with other than market conditions shall be classified as liabilities. That cost will be recognized over the period during which the employee is required to provide the service in exchange for the award. No compensation cost is recognized for equity instruments for which employees do not render the requisite service. SFAS n° 123R requires entities to initially measure the cost of employee services received in exchange for an award of liability instruments based on its current fair value. Changes in fair value during the requisite service period will be recognized as compensation cost over that period. The grant date fair value and the fair value of each reporting period of employee share options are estimated using the Black-Scholes option-pricing model. SFAS n° 123R is effective as of the beginning of the first interim or annual reporting period that begins after June 15, 2005. As described in further details below, the Company has granted options to certain employees to purchase stock at prices below market. The market value of the options granted will be recognized for U.S. GAAP purposes as expense over the period in which the services are rendered. The fair value of the options classified as liability award will be reassessed each reporting date. Under Brazilian GAAP the stock options do not generate any expense and are recorded as a capital increase only when exercised, in the amount of the exercise price paid.

At the Extraordinary Stockholders' Meeting held on May 16, 2005, the stockholders approved that a maximum of up to 2% of outstanding shares, or 3,011,703 shares, could be used for share options to be granted to employees by the Board of Directors.

Changes are summarized as follows:

		Weighted-average
	Stock options	exercise price – R$

Outstanding at December 31, 2005	715,255	15.04
Granted	239,750	44.17
Outstanding at December 31, 2006	955,005	22.35
Granted	1,010,311	39.44
Exercised	(21,806)	22.79

Outstanding at December 31, 2007	1,943,510	25.60

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

Stock options were granted initially with an exercise price of R$ 14.40, R$ 43.48, R$ 38.36 and R$ 39.67, per share, for the for the 1st, 2nd, 3rd grant and special grant. The exercise price is adjusted by the IGPM (General Price Index), from the award date up to the date of the financial statements.

Under U.S. GAAP, the Company accounts for the Plan in accordance with FASB Statement n° 123(R) “Share Based Payments”. Accordingly, as the options are classified as liability awards, compensation cost has been recognized based on the fair value of the options at each reporting date. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions:

At December 31, 2007	1st grant	2nd grant	3rd grant	Special grant

Risk-free interest rates	11.25%	11.25%	11.25%	11.25%
Exercise price (adjusted by IGPM)	R$ 16.11	R$ 47.00	R$ 39.67	R$ 39.72
Dividend yield	0.58%	0.58%	0.58%	0.58%
Volatility factors of the market	47.35%	47.35%	47.35%	47.35%
Stock market price	R$ 42.65	R$ 42.65	R$ 42.65	R$ 42.65

At December 31, 2007, the fair value of the stock options granted was R$ 32.45, R$ 20.72, R$ 24.98 and R$ 14.74, respectively, for the 1st, 2nd, 3rd grant and special grant per share resulting in a total fair value of options granted of R$ 22,688, R$ 4,850, R$ 19,396 and R$ 3,390 for the 1st, 2nd, 3rd and special grant.

For U.S. GAAP purposes, the Company recorded expenses of R$ 7,786 for the year ended December 31, 2007 (2006 - R$ 10,168), with a corresponding credit to liabilities. This adjustment has no impact for purposes of deferred income tax and social contribution

Options outstanding

Range of	Options outstanding	Weighted average	Weighted average exercise
exercise price	at December 31, 2007	remaining contractual life	price

R$ 16.11	699,115	4.50	R$ 15.21
R$ 47.00	234,084	4.42	R$ 44.63
R$ 39.72	230,000	1.75	R$ 39.04
R$ 39.67	780,311	5.42	R$ 39.67

R$ 16.11– R$ 47.00	1,943,510		R$ 25.60

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

(k) Maintenance

Under Brazilian GAAP, through December 31, 2005 the Company recorded maintenance expenses as incurred. As from January 1, 2006, in accordance with Technical Interpretation of Ibracon 01/2006, the Company changed its accounting policy under Brazilian GAAP to the built-in overhaul method for owned engines and engines under capital lease arrangements. In aircraft under operating lease, the Company continues to expense maintenance as incurred.

Under U.S. GAAP, the Company records maintenance expenses as incurred.

For reconciliation purposes, the Company reversed the effects caused by the change in accounting policy under Brazilian GAAP in 2006. Accordingly, capitalized maintenance costs amounting to R$ 15,445 and the depreciation expenses recorded amounting to R$ 6,752 was reversed from stockholders’ equity at December 31, 2006.

For reconciliation purposes, the Company for the year ended December 31, 2007 reversed depreciation expenses amounted to R$ (3,896) (2006 – R$ 6,752). The accumulated effect on stockholders´ equity at December 31, 2007 amounted to R$ (12,588) (2006 – R$ (8,693)).

(l) Earnings per share

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

Under U.S. GAAP, since the preferred and common stockholders have different voting and liquidation rights, basic and diluted earnings per share have been calculated using the "two-class" method, pursuant to SFAS No. 128, "Earnings per Share", which provides computation, presentation and disclosure requirements for earnings per share.

The "two-class" method is an earnings allocation formula that determines earnings per share for preferred and common stock according to the dividends to be paid as required by the Company's by-laws and participation rights in undistributed earnings. Basic earnings per common share is computed by dividing net income by the weighted-average number of common and preferred shares outstanding during the period, including up to May 16, 2005 the 10% premium allocated to preferred stockholders. Earnings may be capitalized, used to absorb losses or otherwise appropriated; consequently, such earnings would no longer be available to be paid as dividends. Therefore, no assurance can be given that preferred stockholders will receive distributed earnings.

As from May 16, 2005 the preferred shares receive the same dividends as common shares and no longer have the previous preferred share right to a dividend 10% higher than that distributed to common stockholders. In compensation current preferred shares have the right to vote in stockholders' meetings on limited matters and the right to receive the same price paid to common stockholders in the event of transfer of the Company's control. The earnings per share information for the year ended December 31, 2005 reflects a proportionate profit allocation based on the period the previous preferred shares were in existence and the balance of the profits are allocated to the current preferred shares:

	2007

	Common	Preferred
	share	share	Total

Basic and diluted numerator
Undistributed earnings allocation	186,092	282,516	468,608

Total undistributed earnings	186,092	282,516	468,608

Weighted average number of outstanding shares
Basic (thousands)	59,792	90,773

Diluted (thousands)	59,971	91,045

Basic and diluted earnings per thousand shares
Basic (whole reais) – R$	3.11	3.11

Effects of dilution of stock options	(0.01)	(0.01)

Diluted - (whole reais) – R$	3.10	3.10

	2006

	Common	Preferred
	share	share	Total

Basic and diluted numerator
Undistributed earnings allocation	324,072	484,687	808,759

Total undistributed earnings	324,072	484,687	808,759

Weighted average number of outstanding shares -
basic and diluted (thousands)	59,794	89,429

Basic and diluted earnings per thousand shares (whole reais) – R$	5.42	5.42

	2005

		Preferred	Preferred
	Common	share	share
	share	current	previous	Total

Basic and diluted numerator
10% premium to preferred stockholders			7,749	7,749
Undistributed earnings allocation	187,086	154,195	77,495	418,776

Total undistributed earnings	187,086	154,195	85,244	426,525

Weighted average number of outstanding shares -
Basic and diluted (thousands)	59,816	81,331	62,913

Basic and diluted earnings per thousand shares –
(whole reais) – R$	3.13	1.90	1.35

The amount of stock options outstanding at December 31, 2007, 2006 and 2005 that were not included in the diluted earnings per share because they would have been antidilutive were 239,750; 955,005 and 715,255 respectively.

(m) Comprehensive income

Under Brazilian GAAP, the concept of comprehensive income is not recognized.

Under U.S. GAAP, SFAS n° 130, "Reporting Comprehensive Income", requires the disclosure of comprehensive income. Comprehensive income is comprised of net income/loss and "other comprehensive income" that include charges or credits directly to equity which are not the result of transactions with owners. In the case of TAM, components of comprehensive income are its net income or loss, changes in additional minimum pension liability (SFAS n° 158) and cumulative translation adjustments (Note 29 (q) (iii)).

(n) Deferred income tax and social contribution

Under Brazilian GAAP, deferred income tax recorded in assets represents the estimated amount to be recovered.

Under U.S. GAAP, deferred taxes on all temporary tax differences are accrued. Deferred tax assets and liabilities are classified as current or long term, according to the classification of the asset or liability that originates the temporary difference. Deferred income tax assets and liabilities in the same tax jurisdiction are offset and are not presented at the net value.

In addition, for the purpose of reconciliation to U.S. GAAP, the benefits (expenses) of income tax related to U.S. GAAP adjustments were recognized.

Together, these adjustments amounted to R$ (165,053) for the year ended December 31, 2007 (2006 - R$ (105,879) and 2005 – R$ (140,874)), respectively in the statements of operations. The aggregate net deferred tax asset reflected in the stockholders' equity at December 31, 2007 was R$ (294,306) (2006 – R$ (129,253)). The valuation allowance was primarily related to net operating loss carryforwards that, in the judgment of management, will more likely than not be realized. In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized.

On January 1, 2007, the Company adopted Financial Accounting Standards Board Interpretation n° 48 “Accounting for Uncertainty in Income Taxes” (“FIN 48”). This interpretation prescribes a recognition threshold that a tax position is required to meet before being recognized in the financial statements and provides guidance on derecognition, measurement, classification, interest and penalties.

As a result of the adoption of this interpretation, there has been no impact on the Company’s financials statements. The company has no unrecognized tax benefit.

The Company files its tax returns as prescribed by the tax laws of the jurisdictions in which it operates. The Company’s income tax returns, tax and accounting records are subject to review by tax authorities from 2003 through 2007.

TAM Mercosur, as prescribed by the legislation of its country of origin is subject to income tax directly on gross sales.

(o) Dividends and interest on capital

Under Brazilian GAAP, the Company recorded the amount of R$ 72,093 as dividends and interest on capital to be paid to its stockholders.

For U.S. GAAP purpose, the amount of R$ 40,564 relating to the amounts accrued in excess of the minimum mandatory dividend have been reversed for reconciliation purposes.

(p) Classification of statement of operations line items

Under Brazilian GAAP, the classification of certain income and expense items is presented differently from U.S. GAAP. The consolidated statement of operations under Brazilian GAAP has therefore been reclassified to present a condensed consolidated statement of operations in accordance with U.S. GAAP (Note 29 (r)). The reclassifications, other than those disclosed above, are summarized as follows:

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

  The net income (loss) differences between Brazilian GAAP and U.S. GAAP, as detailed in the reconciliation (Note 29 (q) (i)), were incorporated in the statement of operations in accordance with U.S. GAAP.

  Cost of services rendered and operating income (expenses) under U.S. GAAP have been presented by type of expense, following disclosure standards used by the airline industry.

(q) Classification of balance sheet line items

Under Brazilian GAAP, the classification of certain balance sheet items is presented differently from U.S. GAAP. The Company recast the consolidated balance sheet prepared in accordance with BR GAAP to present a condensed consolidated balance sheet in accordance with U.S. GAAP (Note 29 (r)). The reclassifications, other than those disclosed above, are summarized as follows:

  Under BR GAAP, according to Normas e Procedimentos de Contabilidade n° 20 - "Demonstração dos Fluxos de Caixa" cash and cash equivalents consist principally of highly liquid cash deposits and marketable securities, but there is no requirement that there is insignificant potential changes in value because of interest rate changes nor is there a maximum 90 day original period to maturity.

  Under U.S. GAAP, the Company's funds are considered to be subject to potential change in value due to changes in interest rates or have underlying securities with original maturities greater than 90 days. Therefore, under U.S. GAAP, such multi-market funds were classified under marketable securities (trading) in the balance sheet.

  Under U.S. GAAP, certain deferred charges, which are not pre-operating expenses, were reclassified to property, plant and equipment, according to their nature.

  Under BR GAAP, deferred income taxes are not netted and assets are presented separately from liabilities. For U.S. GAAP purposes, deferred tax assets and liabilities are netted and classified as current or non-current based on the classification of the underlying temporary difference.

The cost of the public offering under U.S. GAAP was reclassified to Capital in the stockholder’s equity for the year ended December 31, 2006 in the amount of R$ 8,444 (2005 – R$ 19,465).

(r) Reconciliation of the differences between BR GAAP and U.S. GAAP

i. Net income

	Note 29	2007	2006	2005

			(Note 20 (h))	(Note 20 (h))

Net income under Brazilian GAAP		128,896	611,750	121,955

Reversal of revaluation depreciation	(c) (i)	3,665	4,246	3,852
Lease contracts
Depreciation of capitalized finance lease	(c) (ii)	(173,127)	(133,942)	(127,810)
Foreign exchange variation on finance lease	(c) (ii)	417,444	226,879	329,638
Interest expense on finance lease	(c) (ii)	(132,626)	(151,928)	(139,876)
Result on the aircraft return	(c) (ii)		(4,023)	(4,499)
Reversal of operating lease expense	(c) (ii)	385,602	337,774	327,543

Total lease contracts		497,293	274,760	384,996

Amortization of gain on sale-leaseback transactions, net	(c)(iv)	32,085	33,834	39,759
Depreciation of additional indexation of permanent assets for 1996 and 1997	(b)	(68)	(88)	(102)
Reversal of goodwill amortization	(e) (i)	717	717	1,341
Common control – Mercosur	(e) (ii)	3,537	(5,183)	8,870
Pension plan	(f)	(920)	4,587	2,448
Maintenance	(k)	(3,896)	6,752
Revenue recognition on Loyalty Program partnerships	(i)	(19,862)	(15,013)	(15,185)
Stock options plan	(j)	(7,786)	(10,168)
Public equity offering	(p)		8,444	19,465
Deferred income tax and social contribution on adjustments above	(n)	(165,053)	(105,879)	(140,874)

Net income under U.S. GAAP		468,608	808,759	426,525

ii. Stockholders’ equity

	Note 29	2007	2006

			(Note 20 (h))

Stockholders’ equity as reported under Brazilian GAAP		1,491,657	1,443,432

Additional indexation of permanent assets for 1996 and 1997, net of depreciation	(b)		68
Reversal of revaluation, net	(c) (i)	(135,134)	(147,874)
Lease contracts	(c) (ii)	1,102,745	605,454
Deferral of gain on sale-leaseback transaction	(c) (iv)	(179,526)	(211,611)
Reversal of goodwill amortization	(e) (i)	9,680	8,963
Business combination (Mercosur)	(e) (ii)	11,828	11,828
Pension plan	(f)		679
Revenue recognition on Loyalty Program partnerships	(i)	(50,060)	(30,198)
Stock options plan	(j)	(17,349)	(10,168)
Maintenance	(k)	(12,588)	(8,693)
Deferred income tax and social contribution on adjustments above	(n)	(294,306)	(129,253)
Minority interest on adjustments above		(729)	(729)
Reversal of interest on own capital	(o)	40,564

Stockholders’ equity as reported under U.S. GAAP		1,966,782	1,531,898

(s) Condensed consolidated financial statements under U.S. GAAP

Based on the reconciliation items and description above, the condensed consolidated balance sheet, condensed consolidated statement of operations and condensed statement of changes in stockholders’ equity of TAM and condensed consolidated statement of cash flow, under U.S. GAAP, are as follows:

i. Consolidated balance sheets under U.S. GAAP:

Assets	2007	2006

Current assets
Cash and cash equivalents	466,538	299,507
Marketable securities	2,140,339	2,153,471
Customers accounts receivable (net of allowance for doubtful accounts – R$ 50,240 and R$ 38,387, respectively)	937,928	780,972
Inventories	162,471	113,875
Taxes recoverable	87,017	67,345
Advances to aircraft manufacturers	864,440	221,793
Deferred income tax and social contribution	31,874	25,425
Prepaid expenses	151,372	88,138
Aircraft insurance and other	44,515	29,189
Other	137,071	72,765

	5,023,565	3,852,480

Long-term assets
Deposits in guarantee	161,488	144,444
Judicial deposits	75,017	55,577
Advances to aircraft manufacturers	105,115	130,915
Advances for aircraft maintenance	119,633	46,596
Other	53,541	26,346

	514,794	403,878

Investments
Goodwill	9,680	9,680
Other investments	70	70
Property, plant and equipment	4,414,070	3,391,292
Intangible	13,156

	4,436,976	3,401,042

Total assets	9,975,335	7,657,400

Liabilities and stockholders’ equity	2007	2006

Current liabilities
Suppliers	426,856	346,817
Short-term debt, including current portion of long-term debt	881,148	221,908
Obligations under finance lease and lease payables	330,231	335,254
Debentures	32,159	60,588
Senior Notes	7,076
Return of Fokker 100 fleet	11,501	11,813
Salaries and payroll charges	236,708	194,128
Advance ticket sales	791,546	759,210
TAM Loyalty Program	20,614	19,039
Taxes and tariffs payable	59,051	63,783
Deferred gain on sale-leaseback	32,085	32,085
Provision for income tax and social contribution	20,079	1,993
Interest on own capital and dividends payable	32,052	137,269
Other	178,855	179,557

	3,059,961	2,363,444

Long-term liabilities
Long-term debt	219,190	230,864
Obligations under financial lease	2,515,907	2,033,771
Debentures	500,000	508,076
Senior Notes	531,390
Return of Fokker 100 fleet	41,523	62,806
Deferred income tax and social contribution	92,815	9,284
Provision for contingencies	844,713	722,761
Deferred gain on sale-leaseback	147,441	179,526
Other	52,984	12,226

	4,945,963	3,759,314

Minority interest	2,629	2,744

Stockholders’ equity	1,966,782	1,531,898

Total liabilities and stockholders’ equity	9,975,335	7,657,400

(ii) Consolidated statements of operations under U.S. GAAP

	2007	2006	2005

Net operating revenue	8,131,312	7,329,637	5,633,580

Operating expenses
Personnel	1,308,011	878,179	666,243
Fuel	2,536,398	2,129,856	1,694,980
Aircraft and flight equipment lease	495,198	381,024	299,819
Selling and marketing	975,149	875,254	854,602
Landing, take-off and navigational tariffs	421,021	314,977	233,010
Depreciation and amortization	276,236	222,555	206,215
Maintenance (except personnel)	476,830	387,972	356,322
Services rendered by third parties	547,868	530,994	356,416
Aircraft insurance	33,560	35,077	39,644
Other	643,614	483,201	314,432

	(7,713,885)	(6,239,089)	(5,021,683)

Operating profit	417,427	1,090,548	611,897

Financial income (expenses), net	260,308	151,911	32,345

Income before income tax and social contribution	677,735	1,242,459	644,242

And minority interest

Income tax and social contribution	(208,950)	(432,964)	(217,602)

Income before minority interest	468,785	809,495	426,640

Minority interest	(177)	(736)	(115)

Net income for the year	468,608	808,759	426,525

(iii) Condensed statements of stockholders’ equity movement under U.S. GAAP

	2007			2006			2005

	Accumulated			Accumulated			Accumulated
	other	Other		other			other
	comprehensive	equity	Total	comprehensive	Other equity	Total	comprehensive	Other equity
	income	accounts	equity	income	accounts	equity	income	accounts	Total equity

At beginning of the year	(5,620)	1,537,518	1,531,898	(10,562)	630,713	620,151	(3,751)	(164,289)	(164,040)

Adoption of SFAS 158	241		241	(241)		(241)
Net income		468,608	468,608		808,759	808,759		426,525	426,525
Changes in minimum pension liability							2,059		2,059
Cumulative translation adjustment	(3,537)		(3,537)	5,183		5,183	(8,870)		(8,870)

Total comprehensive income			465,312			813,701			419,714

Capital increase		497	497		34,316	34,316		33,160	33,160
Share issuance cost					(8,444)	(8,444)		(19,465)	(19,465)
Dividends and interest on own capital		(31,529)	(31,529)		(166,674)	(166,674)
Premium on subscription of shares					238,848	238,848		350,782	350,782
Paid in Capital – Stock Options		604	604

At end of the year	(8,916)	1,975,698	1,966,782	(5,620)	1,537,518	1,531,898	(10,562)	630,713	620,151

(iv) Consolidated statements of cash flow under U.S. GAAP

	2007	2006	2005

Cash flows from operating activities

Net income for the year	468,608	808,759	426,525

Adjustments to reconcile net income to cash provided by operating activities
Depreciation and amortization	277,639	223,084	207,380
Deferred income tax and social contribution	69,995	163,318	64,041
Provision for contingencies	65,729	68,660	204,588
Loss on disposal long lived assets	48,542	21,535	12,418
Indexation charges and exchange variations, net	(395,250)	(196,344)	(244,456)
Minority interest	177	736	116
Other provisions	89,642	13,312	(46,393)

(Increase) decrease in assets
Short term investments	13.132	(1,250,954)	(691,576)
Customer accounts receivable	(184,347)	(30,045)	(205,586)
Inventories	(90,822)	(7,738)	(10,470)
Taxes recoverable	(19,672)	(24,310)	(16,192)
Prepaid expenses	(63,234)	2,686	(42,631)
Deferred income tax and social contribution	3,441	23,593	42,311
Judicial deposits	(19,440)	270	(8,172)
Advances for aircraft maintenance	(92,667)	(46,596)
Other receivables	(71,116)	(65,566)	(4,617)

Increase (decrease) in liabilities
Suppliers	80,039	64,769	17,832
Salaries and payroll charges	42,580	60,080	12,944
Advance ticket sales	32,336	201,563	190,312
Taxes and tariffs payable	(4,732)	(25,080)	(14,189)
Operating leases	(175,672)	(137,169)	(168,853)
Income tax and social contribution payable	18,086	28,627	24,001
Other	(26,045)	(51,123)	20,133

Net cash provided by operating activities	66,949	(153,933)	(230,534)

Cash flows from investing activities

Acquisition of property, plant and equipment	(168,004)	(136,136)	(109,543)
Intangibles	(13,156)
Deposits in guarantee	(44,372)	(31,861)	(9,991)
Advances to aircraft manufacturers
Reimbursement	401,977	58,689
Payments	(451,456)	(306,568)	(71,910)

Net cash used in investing activities	(275,011)	(415,876)	(191,444)

	2007	2006	2005

Cash flows from financing activities

Capital increase	497	273,164	383,942
Dividends paid	(137,629)	(29,045)
Term loan and financing:
Issuance	638,105	1,248,331	626,819
Repayments	(459,629)	(964,858)	(368,886)
Finance lease:
Issuance
Repayments	(253,374)	(244,667)	(194,421)
Debentures:
Issuance		508,486
Repayments	(19,957)	(15,030)	(18,461)
Senior notes:
Issuance	607,080
Repayments

Net cash provided by financing activities	375,093	776,381	428,993

Increase (decrease) in cash and banks and financial investments	167,031	206,572	7,015

Cash and cash equivalents at the end of the year	466,538	299,507	92,935
Cash and cash equivalents at the beginning of the year	299,507	92,935	85,920

Change in cash and cash equivalents	167,031	206,572	7,015

Supplemental disclosure of cash flow information

Interest paid (including R$ 132,228, R$ 93,107 and R$ 133,122 of interest paid on finance lease under US GAAP for 2007, 2006 and 2005, respectively).	279,417	134,246	155,065

Non cash investing and financing activities - acquisition of aircrafts under finance lease	1,262,133		330,068

Income taxes paid	65,528	226,278	70,629

(s) Business segments

Under BR GAAP, no separate segment reporting is required.

Under U.S. GAAP, SFAS 131 “Disclosures about Segments of an Enterprise and Related Information” defines operating segments as components of an enterprise for which separate financial information is available and evaluated regularly for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. In addition, this standard requires the annual disclosure of information concerning revenues derived from the enterprise’s products or services, countries in which revenues or assets are generated and major customers.

SFAS 131 requires that segment data be presented in the U.S. GAAP financial statements in accordance with the internal information that is used by management for operating decision making, including allocation of resources among segments, and segment performance. This information results from the statutory accounting records kept under BR GAAP. The Company considers that it has only one reportable segment.

(t) Additional disclosure – Advertising and publicity expenses

Advertising and publicity expenses totaled R$ 67,114 for the year ended December 31, 2007 (2006 – R$ 46,495 and 2005 – R$ 58,705), and are classified as selling and marketing expenses.

(u) Recently issued accounting pronouncements

In September 2006, the FASB issued SFAS 157, “Fair Value Measurement”, which clarifies and sets up a framework for measuring fair value and expands disclosure about fair value measurement. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements, as of January 1, 2008.

In February, 2007, the FASB issued SFAS 159 "The Fair Value Option for Financial Assets and Financial Liabilities" including an amendment of SFAS 115 "Accounting for Certain Investments in Debt and Equity Securities", which permits the Company to choose to measure many financial instruments and certain other items at fair value. The Company is currently evaluating the impact that the application of this new standard will have on its financial statements, as of January 1, 2008.

As of December 2007, the “FASB” issued SFAS 141R “Business Combinations,” revised which replaces SFAS 141, “Commercial Combination.” This Statement retains the fundamental requirements in Statement 141 that the purchase method is used for all business combinations. This Statement applies to all business combinations for which the acquisition date is on or after the first annual reporting period starting as of or after December 15, 2008. The effective date of this Statement is the same as that of SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements.”

As of December 2007, the “FASB” issued SFAS 160, “Noncontrolling Interests in Consolidated Financial Statements – an amendment of ARB 51,” which states that a noncontrolling interest in a subsidiary is an ownership interest in the consolidated entity which shall be reported as equity in the consolidated financial statements. This Statement is effective for fiscal years beginning on or after December 15, 2008. Earlier adoption is prohibited.. This Statement shall be applied prospectively as of the beginning of the fiscal year in which this Statement is initially applied, except for the presentation and disclosure requirements. The presentation and disclosure requirements shall be applied retrospectively for all periods presented.

30 Consolidation schedules

In accordance to rule SX 3-10 the Company is presenting the consolidation schedules for the following entities: TAM S.A. (parent company and guarantor), TAM Linhas Aéreas S.A. (guarantor), TAM Capital (subsidiary issuer), TAM Financial 1 and TAM Financial 2, TP Participações, TAM Mercosur and TAM Fidelidade (non guarantors). All U.S. GAAP adjustments presented in Note 29 are related to TAM Linhas Aéreas S.A., except for the adjustment (e) Business

Combinations — (ii) Common control and negative goodwill — Mercosur, which relates to TAM S.A.’s investment (q) Classification of balance sheet items — Cost of public equity offering which relate to TAM S.A. and (o) Dividends and interest on capital which relate to TAM S.A.

i. Balance sheet

	As of December 31, 2007

		TAM Linhas	TAM		Consolidation
	TAM S.A	Aéreas S.A	Capital	Others	adjustments	Consolidated

	(Parent Company and guarantor)	(Guarantor)	(Subsidiary issuer)	(Non guarantors)
Assets

Current
Cash and banks	1,051	71,571	518	61,037	696	134,873
Financial investments	510,714	1,343,503	541,950	82,644	(6,807)	2,472,004
Customer accounts receivable		939,050		54,663	(55,785)	937,928
Inventories		161,745		726		162,471
Taxes recoverable	16,150	62,213		8,654		87,017
Advances to aircraft manufacturers		244,675		619,765		864,440
Dividends receivable	55,361				(55,361)
Deferred income tax and social contribution	6,064	31,886				37,950
Prepaid expenses	436	144,552	1,200	5,140	44	151,372
Aircraft insurance and other		44,501		14		44,515
Other		124,690		5,476	6,905	137,071

	589,776	3,168,386	543,668	838,119	(110,308)	5,029,641

Non-current
Long-term receivables
Deposits in guarantee		148,565		14,233	(1,310)	161,488
Related parties		536		654	(1,190)
Deferred income tax and social contribution		195,415				195,415
Judicial deposits	14	74,162		841		75,017
Advances to aircraft manufacturers		105,115				105,115
Advances for aircraft maintenance		119,633				119,633
Other	1,164	42,394	9,983			53,541

	1,178	685,820	9,983	15,728	(2,500)	710,209

Permanent assets
Other investments	1,502,180	111,158			(1,613,268)	70
Property, plant and equipment		778,747		11,138		789,885
Deferred charges		13,156				13,156

	1,502,180	903,061		11,138	(1,613,268)	803,111

	1,503,358	1,588,881	9,983	26,866	(1,615,768)	1,513,320

Total assets	2,093,134	4,757,267	553,651	864,985	(1,726,076)	6,542,961

	As of December 31, 2007

		TAM Linhas	TAM		Consolidation
	TAM S.A	Aéreas S.A	Capital	Others	adjustments	Consolidated

	(Parent Company and guarantor)	(Guarantor)	(Subsidiary issuer)	(Non guarantors)

Liabilities and Stockholders' Equity

Current liabilities
Suppliers		407,156		76,655	(56,955)	426,856
Short-term debt including current portion of long-term debt		330,366		550,782		881,148
Finance lease and operating lease liabilities		72,917				72,917
Debentures	23,147	9,012				32,159
Return of Fokker 100 fleet		11,501				11,501
Salaries and payroll charges	43	233,930		2,735		236,708
Advance ticket sales		769,648		21,898		791,546
Taxes and tariffs payable	11	57,809		1,231		59,051
TAM Loyalty Program		20,614				20,614
Income tax and social contribution payable		19,450		629		20,079
Interest on own capital and dividends payable	72,616	55,361			(55,361)	72,616
Senior Notes			7,076			7,076
Others	2	132,205		10,734	(23,232)	119,709

	95,819	2,119,969	7,076	664,664	(135,548)	2,751,980

Non-current
Long-term liabilities
Long-term debt		148,238		70,951		219,189
Finance lease and operating lease liabilities		53,196				53,196
Debentures	500,000					500,000
Deferred income taxes and social contribution		50,861				50,861
Provision for contingent liabilities and tax obligations under judicial dispute		835,238		4,355	5,120	844,713
Return of Fokker 100 fleet		41,523				41,523
Senior Notes			531,390			531,390
Related parties	536				(536)
Others	5,122	44,721			(5,119)	44,724

	505,658	1,173,777	531,390	75,306	(535)	2,285,596

Deferred income					11,099	11,099

Minority interest					2,629	2,629

Stockholders' equity
Capital	675,497	659,701	88	149,581	(809,370)	675,497
Capital reserve	102,855			320	(320)	102,855
Revaluation reserve	135,134	126,866		8,026	(134,892)	135,134
Retained earnings	578,171	676,954	15,097	(32,912)	(659,139)	578,171

	1,491,657	1,463,521	15,185	125,015	(1,603,721)	1,491,657

Total liabilities and stockholders' equity	2,093,134	4,757,267	553,651	864,985	(1,726,076)	6,542,961

	As of December 31, 2006 (Note20(h))

		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A	Others	adjustments	Consolidated

	(Parent Company and guarantor)	(Guarantor)	(Non guarantors)
Assets

Current
Cash and banks	146	59,998	62,222	92	122,458
Financial investments	668,505	1,667,741		(5,726)	2,330,520
Customer accounts receivable		791,990	29,937	(40,955)	780,972
Inventories		113,233	642		113,875
Taxes recoverable	6,769	53,801	6,775		67,345
Advances to aircraft manufacturers		221,793			221,793
Dividends receivable	44,495			(44,495)
Deferred income tax and social contribution	1,164	34,953			36,117
Prepaid expenses	1,800	107,087	2,147	6,293	117,327
Other		52,805	7,951	12,009	72,765

	722,879	3,103,401	109,674	(72,782)	3,863,172

Non-current
Long-term receivables
Deposits in guarantee		144,444	1,607	(1,607)	144,444
Related parties		536	197	(733)
Deferred income tax and social contribution		109,277			109,277
Judicial deposits	14	54,743	820		55,577
Advances to aircraft manufacturers		130,915			130,915
Advances for aircraft maintenance		46,596			46,596
Other		26,346			26,346

	14	512,857	2,624	(2,340)	513,155

Permanent assets
Other investments	1,394,939	70		(1,394,939)	70
Property, plant and equipment		775,559	16,126		791,685
Deferred charges				717	717

	1,394,939	775,629	16,126	(1,394,222)	792,472

	1,394,953	1,288,486	18,750	(1,396,562)	1,305,627

Total assets	2,117,832	4,391,887	128,424	(1,469,344)	5,168,799

	As of December 31, 2006 (Note20(h))

		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A	Others	adjustments	Consolidated

	(Parent Company and guarantor)	(Guarantor)	(Non guarantors)
Liabilities and Stockholders' Equity

Current liabilities
Suppliers		321,981	66,898	(42,062)	346,817
Short-term debt including current portion of long-term debt		221,908			221,908
Finance lease and operating lease liabilities		69,108			69,108
Debentures	28,573	32,015			60,588
Salaries and payroll charges	115	189,705	4,308		194,128
Advance ticket sales		743,975	15,235		759,210
Taxes and tariffs payable	25	62,494	1,265		63,783
Income tax and social contribution payable		1,993			1,993
Interest on own capital and dividends payable	137,629	44,495		(44,495)	137,629
Others	4	174,982	8,478	(14,744)	168,720

	166,346	1,874,467	96,185	(101,301)	2,035,697

Non-current
Long-term liabilities
Long-term debt		230,864			230,864
Finance lease and operating lease liabilities		92,954			92,954
Debentures	500,000	8,076			508,076
Deferred income taxes and social contribution		56,306			56,306
Provision for contingent liabilities and tax obligations under judicial dispute		718,466	4,295		722,761
Return of Fokker 100 fleet		62,806			62,806
Related parties	536			(536)
Others	1,565	495			2,060

	502,101	1,169,967	4,295	(536)	1,675,827

Deferred income				11,099	11,099

Minority interest				2,744	2,744

Stockholders' equity
Capital	675,000	123,632	36,605	(160,237)	675,000
Advance for future capital increase		508,486		(508,486)
Capital reserve	102,855		250	(250)	102,855
Revaluation reserve	147,874	137,360	10,342	(147,702)	147,874
Retained earnings	523,656	583,927	(19,253)	(564,675)	523,657

	1,449,385	1,353,405	27,944	(1,381,350)	1,443,432

Total liabilities and stockholders' equity	2,117,832	4,397,839	128,424	(1,469,344)	5,168,799

ii. Statement of Operations

	As of December 31, 2007

		TAM Linhas	TAM		Consolidation
	TAM S.A	Aéreas S.A	Capital	Others	adjustments	Consolidated

	(Parent Company and guarantor)	(Guarantor)	(Subsidiary issuer)	(Non guarantors)
Revenue
Air transportation revenues		7,575,218		165,242		7,740,460
Other operating revenues		698,716		64,996	(30,220)	733,492
Taxes and deductions		(318,416)		(4,362)		(322,778)

Net operating revenues		7,955,518		225,876	(30,220)	8,151,174
Cost of services rendered		(5,750,475)		(138,681)	30,220	(5,858,936)

Gross profit		2,205,043		87,195		2,292,238

Operating income (expenses)
Selling		(1,390,179)		(59,053)		(1,449,232)
General and administrative	(5,315)	(532,065)	(401)	(15,385)		(553,166)
Executive management fees	(1,308)	(25,896)		(535)		(27,739)
Financial expenses	(62,049)	(341,261)	(29,024)	16,027	(38,450)	(454,757)
Financial income	59,561	338,661	45,105	(31,585)	38,450	450,192
Equity	133,824	(821)			(133,003)
Other operating expenses, net	(717)	(42,425)		(1,699)		(44,841)

Operating profit (loss)	123,996	211,057	15,680	(5,035)	(133,003)	212,695

Non-operating income (expense), net		(31,285)	(583)	(9,842)		(41,710)

Income (loss) before income tax and social contribution	123,996	179,772	15,097	(14,877)	(133,003)	170,985

Income tax and social contribution	4,900	(45,758)		(1,241)		(42,099)

Income (loss) before minority interest	128,896	134,014	15,097	(16,118)	(133,003)	128,886
Minority interest					10	10

Net income (loss) for the year	128,896	134,014	15,097	(16,118)	(132,993)	128,896

	For the year ended December 31, 2006 (Note20(h))

		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A	Others	adjustments	Consolidated

	(Parent Company and guarantor)	(Guarantor)	(Non guarantors)
Revenue
Air transportation revenues		7,026,105	159,784		7,185,889
Other operating revenues		485,816	48,125	(19,739)	514,202
Taxes and deductions		(351,948)	(3,493)		(355,441)

Net operating revenues		7,159,973	204,416	(19,739)	7,344,650

Cost of services rendered		(4,634,257)	(116,151)	19,739	(4,730,669)

Gross profit		2,525,716	88,265		2,613,981

Operating income (expenses)
Selling		(1,129,283)	(56,993)		(1,186,276)
General and administrative	(12,597)	(382,033)	(15,730)		(410,360)
Executive management fees	(1,374)	(18,686)	(704)		(20,764)
Financial expenses	(26,320)	(172,396)	(5,576)	6,414	(197,878)
Financial income	90,524	167,661	2,407	(6,414)	254,178
Equity	577,360	(16,928)		(560,432)
Other operating expenses, net	(717)	(111,585)	(13,897)		(126,199)

Operating profit (loss)	626,876	862,466	(2,228)	(560,432)	926,682

Non-operating income (expense), net		5,940	5,416		11,356

Income before income tax and social contribution	626,876	868,406	3,188	(560,432)	938,038

Income tax and social contribution	(15,126)	(310,152)			(325,278)

Income before minority interest	611,750	558,254	3,188	(560,432)	612,760

Minority interest				(1,010)	(1,010)

Net income for the year	611,750	558,254	3,188	(561,442)	611,750

	For the year ended December 31, 2005 (Note20(h))

		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A	Others	adjustments	Consolidated

	(Parent Company and guarantor)	(Guarantor)	(Non guarantors)
Revenue
Air transportation revenues		5,499,074	134,326		5,633,400
Other operating revenues	265	264,173	32,908	(20,611)	276,735
Taxes and deductions	(13)	(258,463)	(2,894)		(261,370)

Net operating revenues	252	5,504,784	164,340	(20,611)	5,648,765

Cost of services rendered		(3,716,126)	(101,105)	20,345	(3,796,886)

Gross profit	252	1,788,658	63,235	(266)	1,851,879

Operating income (expenses)
Selling		(1,041,649)	(50,052)		(1,091,701)
General and administrative	(15,797)	(292,913)	(16,255)	266	(324,699)
Executive management fees	(454)	(19,805)	(1,829)		(22,088)
Financial expenses	(1,621)	(273,435)	(3,965)	468	(278,553)
Financial income	33,061	65,266	2,527	(468)	100,386
Equity	108,925	(10,147)		(98,778)
Other operating expenses, net	(2,015)	(27,982)	(809)		(30,806)

Operating profit (loss)	122,351	187,993	(7,148)	(98,778)	204,418

Non-operating income (expense), net		1,998	(10,044)		(8,046)

Income (loss) before income tax and social contribution	122,351	189,991	(17,192)	(98,778)	196,372

Income tax and social contribution	(396)	(74,374)			(74,770)

Income (loss) before minority interest	121,955	115,617	(17,192)	(98,778)	121,602

Minority interest				353	353

Net income (loss) for the year	121,955	115,617	(17,192)	(98,425)	121,955

iii. Statement of cash flow

	For the year ended December 31, 2007

		TAM Linhas	TAM		Consolidation
	TAM S.A	Aéreas S.A	Capital	Others	adjustments	Consolidated

	(Parent Company and guarantor)	(Guarantor)	(Subsidiary issuer)	(Non guarantors)
Cash flows from operating
activities

Net income (loss) for the year	128,896	134,014	15,097	(16,118)	(132,993)	128,896
Adjustments to reconcile net income (loss) to cash provided by operating activities
Depreciation and amortization		115,380		748		116,128

Deferred income tax and social contribution	(4,900)	(91,957)				(96,857)
Provision for contingencies and tax obligations under judicial dispute		60,549		5,178		65,727
Equity	(133,824)			821	133,003
Amortization of goodwill	717					717
Residual value of long lived assets disposals		45,536		3,006		48,542
Indexation charges and exchange variations, net	60,195	117,919	(48,729)	56,753		186,138
Other provisions		69,249		367		69,616
Minority interest					(10)	(10)

	51,084	450,690	(33,632)	50,755		518,897

(Increase) decrease in assets
Customer accounts receivable		(174,084)		(24,726)	14,463	(184,347)
Inventories		(90,737)		(85)		(90,822)
Taxes recoverable	(9,381)	(8,412)		(1,879)		(19,672)
Prepaid expenses	1,364	(37,465)	(1,200)	(2,993)	(22,940)	(63,234)
Advances to aircraft manufacturers		(20,931)		71,796	(100,344)	(49,479)
Deposits in guarantee		(29,931)		(12,626)	(1,815)	(44,372)
Related parties				(457)	457
Deferred income tax and social contribution		3,441				3,441
Judicial deposits		(19,419)		(21)		(19,440)
Insurance		(15,323)			15,323
Advances for aircraft maintenance		(92,667)				(92,667)
Other	(1,164)	(119,742)	(9,983)	2,461	17,312	(111,116)

Increase (decrease) in liabilities
Suppliers		85,175		9,757	(14,893)	80,039
Salaries and payroll charges	(72)	44,225		(1,573)		42,580
Advance ticket sales		25,673		6,663		32,336
Taxes and tariffs payable	(14)	(4,685)		(33)		(4,732)
Financial and operating lease		(17,812)				(17,812)
Income tax and social contribution payable		17,457		629		18,086
Other	3,557	21,752		2,256	(13,610)	13,955

Net cash provided by (used in) operating activities	45,374	17,205	(44,815)	99,924	(106,047)	11,641

(continued)

	For the year ended December 31, 2007

		TAM Linhas	TAM		Consolidation
	TAM S.A	Aéreas S.A	Capital	Others	adjustments	Consolidated

	(Parent Company and guarantor)	(Guarantor)	(Subsidiary issuer)	(Non guarantors)
Cash flows from investing activities
Acquisition of property, plant and equipment		(251,918)		4,988	(5,025)	(251,955)
Intangible		(13,156)				(13,156)
Subsidiaries investments	(30)	(111,088)			111,118
Transfer of property, plant and equipment intended for sale		83,951				83,951

Net cash used in investing activities	(30)	(292,211)		4,988	106,093	(181,160)

Cash flows from financing activities
Capital increase	497					497
Dividends paid	(137,106)				(523)	(137,629)
Advance for future capital increase from parent company		135,660		502,445		638,105
Debentures - repayments		(33,822)		(65,621)		(99,443)
Senior notes - issuance			607,080			607,080
Senior notes - repayments			(19,797)			(19,797)

Net cash provided by (used in) financing activities	(202,230)	(37,659)	587,283	(23,453)	(523)	323,418

Increase in cash and banks and financial investments	(156,886)	(312,665)	542,468	81,459	(477)	153,899

Cash and banks and financial investments at the end of the year	511,765	1,415,074	542,468	143,681	(6,111)	2,606,877
Cash and banks and financial investments at the beginning of the year	668,651	1,727,739		62,222	(5,634)	2,452,978

Change in cash and banks and financial investments	(156,886)	(312,665)	542,468	81,459	(477)	153,899

	For the year ended December 31, 2006 (Note20(h))

		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A.	Others	adjustments	Consolidated

	(Parent company		(Non
	and guarantor)	(Guarantor)	guarantors)

Cash flows from operating activities

Net income (loss) for the year	611,750	558,254	3,188	(561,442)	611,750
Adjustments to reconcile net income (loss) to cash
provided by operating activities

Depreciation and amortization		100,894	961		101,855
Deferred income tax and social contribution		55,636			55,636
Provision for contingencies and tax obligations
under judicial dispute		68,316	344		68,660
Equity	(577,360)	16,928		560,432
Amortization of goodwill	717				717
Residual value of long lived assets disposals		17,850	(338)		17,512
Indexation charges and exchange variations, net	20,087	28,905	(15,478)		33,514
Other provisions		10,195	(1,317)		8,878
Minority interest				1,010	1,010

	55,194	856,978	(12,640)		899,532

(Increase) decrease in assets
Customer accounts receivable		(44,131)	8,885	5,201	(30,045)
Inventories		(7,765)	27		(7,738)
Taxes recoverable	928	(16,133)	(1,210)	(7,895)	(24,310)
Prepaid expenses	(1,800)	(16,229)	(360)	21,075	2,686
Advances to aircraft manufacturers		(264,064)	16,185		(247,879)
Deposits in guarantee		(31,861)	32	(32)	(31,861)
Related parties		(536)		536
Deferred income tax and social contribution	1,848	21,745			23,593
Judicial deposits	(14)	283	1		270
Advances for aircraft maintenance		(46,596)			(46,596)
Other		(51,211)	(556)	(13,799)	(65,566)

Increase (decrease) in liabilities
Suppliers		52,234	17,055	(4,520)	64,769
Salaries and payroll charges	19	57,763	2,294	4	60,080
Advance ticket sales		197,972	3,591		201,563
Taxes and tariffs payable	(12)	27,903	736		28,627
Financial and operating lease		(28,752)			(28,752)
Income tax and social contribution payable	(3,409)	(25,080)		3,409	(25,080)
Related parties	536			(536)
Other	1,568	(70,558)	4,064	13,803	(51,123)

Net cash provided by operating activities	54,858	611,962	38,104	17,246	722,170

(continued)

	For the year ended December 31, 2006 (Note20(h))

		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A.	Others	adjustments	Consolidated

	(Parent company		(Non
	and guarantor)	(Guarantor)	guarantors)

Cash flows from investing activities
Advance for future capital increase in consolidated
subsidiary	(508,486)			508,486
Acquisition of property, plant and equipment		(133,747)	(2,389)		(136,136)

Net cash provided by (used in) investing activities	(508,486)	(133,747)	(2,389)	508,486	(136,136)

Cash flows from financing activities
Capital increase	273,164				273,164
Dividends paid	(29,045)				(29,045)
Advance for future capital increase from parent
company		508,486		(508,486)
Finance lease - issuance		1,248,331			1,248,331
Finance lease - repayments		(1,088,626)			(1,088,626)
Operating lease - repayments		(15,310)			(15,310)
Debentures – issuance	508,486				508,486
Debentures - repayments		(25,510)	2		(25,508)

Net cash provided by financing activities	752,605	627,371	2	(508,486)	871,492

Increase in cash and banks and financial
investments	298,977	1,105,586	35,717	17,246	1,457,526

Cash and banks and financial investments at the end
of the year	668,651	1,727,739	62,222	(5,634)	2,452,978
Cash and banks and financial investments at the
beginning of the year	(369,674)	(622,153)	(26,505)	22,880	(995,452)

Change in cash and banks and financial
investments	298,977	1,105,586	35,717	17,246	1,457,526

	For the year ended December 31, 2005 (Note20(h))

		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A.	Others	adjustments	Consolidated

	(Parent company		(Non
	and guarantor)	(Guarantor)	guarantors)

Cash flows from operating activities

Net income (loss) for the period	121,955	115,617	(17,192)	(98,425)	121,955
Adjustments to reconcile net income (loss) to cash
provided by operating activities

Depreciation and amortization		84,503	850		85,353
Deferred income tax and social contribution	(4,483)	(74,382)	(1)		(78,866)
Provision for contingencies and tax obligations
under judicial dispute	(4)	202,548	2,044		204,588
Equity	(108,925)	10,147		98,778
Amortization of goodwill	1,341				1,341
Residual value of long lived assets disposals		3,903	4,017		7,920
Indexation charges and exchange variations, net		15,068	(148)		14,920
Other provisions		(5,298)	1,055		(4,243)
Minority interest				(353)	(353)

	9,884	352,106	(9,375)		352,615

(Increase) decrease in assets
Customer accounts receivable	50	(222,950)	21,580	(4,266)	(205,586)
Inventories		(10,463)	(7)		(10,470)
Taxes recoverable	(7,007)	(16,171)	(909)	7,895	(16,192)
Prepaid expenses		(10,778)	765	(27,368)	(37,381)
Advances to aircraft manufacturers		(71,910)			(71,910)
Deposits in guarantee		(11,915)	285	1,639	(9,991)
Related parties		22,592	16	(22,608)
Deferred income tax and social contribution	1,470	40,839	2		42,311
Judicial deposits		(8,295)	123		(8,172)
Other		(8,032)	1,625	1,790	(4,617)

Increase (decrease) in liabilities
Suppliers		26,815	(11,254)	2,271	17,832
Salaries and payroll charges	53	13,094	(199)	(4)	12,944
Advance ticket sales		191,114	(803)	1	190,312
Taxes and tariffs payable	13	(14,262)	60		(14,189)
Financial and operating lease		(46,117)			(46,117)
Income tax and social contribution payable	3,393	24,017		(3,409)	24,001
Related parties	(22,592)			22,592
Other	(2)	128,753	(13,329)	(1,413)	114,009

Net cash provided by (used in) operating activities	(14,738)	378,437	(11,420)	(22,880)	329,399

(continued)

	For the year ended December 31, 2005 (Note20(h))

		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A.	Others	adjustments	Consolidated

	(Parent company		(Non
	and guarantor)	(Guarantor)	guarantors)

Cash flows from investing activities
Acquisition of property, plant and equipment		(118,423)	8,880		(109,543)

Net cash provided by (used in) investing
activities		(118,423)	8,880		(109,543)

Cash flows from financing activities
Capital increase	383,942				383,942
Dividends paid
Finance lease - issuance		626,819			626,819
Finance lease - repayments		(516,778)	(198)		(516,976)
Operating lease - issuance		23,144			23,144
Operating lease - repayments		(12,758)			(12,758)
Debentures - repayments		(25,436)			(25,436)

Net cash provided by (used in) financing
activities	383,942	94,991	(198)		478,735

Increase in cash and banks and financial
investments	369,204	355,005	(2,738)	(22,880)	698,591

Cash and banks and financial investments at the
end of the year	369,674	622,153	26,505	(22,880)	995,452
Cash and banks and financial investments at the
beginning of the year	(470)	(267,148)	(29,243)		(296,861)

Change in cash and banks and financial
investments	369,204	355,005	(2,738)	(22,880)	698,591

iv. Reconciliation of net income from Brazilian GAAP to US GAAP

	For the year ended December 31, 2007

		TAM Linhas	TAM		Consolidation
	TAM S.A	Aéreas S.A	Capital	Others	adjustments	Consolidated

	(Parent
	Company and		(Subsidiary	(Non
	guarantor)	(Guarantor)	issuer)	guarantors)

Net income (loss) for the year	128,896	134,014	15,097	(16,118)	(132,993)	128,896

Reversal of revaluation depreciation		3,665				3,665
Lease contracts
Depreciation of capitalized
finance lease		(173,127)				(173,127)
Foreign exchange variation on
finance lease		417,444				417,444
Interest expense on finance
lease		(132,626)				(132,626)
Result on the aircraft return
Reversal of operating lease
expense		385,602				385,602

Total lease contracts		497,293				497,293

Amortization of gain on sale-
leaseback transactions, net		32,085				32,085
Depreciation of additional
indexation of permanent
assets for 1996 and 1997		(68)				(68)
Reversal of goodwill amortization		717				717
Common control – Mercosur	3,537					3,537
Pension plan		(920)				(920)
Maintenance		(3,896)				(3,896)
Revenue recognition on
Loyalty Program partnerships		(19,862)				(19,862)
Stock options plan		(7,786)				(7,786)
Public equity offering
Deferred income tax and social
contribution
on adjustments above		(165,053)				(165,053)

Net income under U.S. GAAP	132,433	470,189	15,097	(16,118)	(132,993)	468,608

	For the year ended December 31, 2006 (Note20(h))

		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A	Others	adjustments	Consolidated

	(Parent
	Company and		(Non
	guarantor)	(Guarantor)	guarantors)

Net income (loss) for the year	611,750	558,254	3,188	(561,442)	611,750

Reversal of revaluation depreciation		4,246			4,246
Lease contracts
Depreciation of capitalized
finance lease		(133,942)			(133,942)
Foreign exchange variation on
finance lease		226,879			226,879
Interest expense on finance
lease		(151,928)			(151,928)
Result on the aircraft return		(4,023)			(4,023)
Reversal of operating lease
expense		337,774			337,774

Total lease contracts		274,760			274,760

Amortization of gain on sale-
leaseback transactions, net		33,834			33,834
Depreciation of additional
indexation of permanent
assets for 1996 and 1997		(88)			(88)
Reversal of goodwill amortization		717			717
Common control – Mercosur	(5,183)				(5,183)
Pension plan		4,587			4,587
Maintenance		6,752			6,752
Revenue recognition on
Loyalty Program partnerships		(15,013)			(15,013)
Stock options plan		(10,168)			(10,168)
Public equity offering	8,444				8,444
Deferred income tax and social
contribution
on adjustments above		(105,879)			(105,879)

Net income under U.S. GAAP	615,011	752,002	3,188	(561,442)	808,759

	For the year ended December 31, 2005 (Note20(h))

		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A	Others	adjustments	Consolidated

	(Parent
	Company and		(Non
	guarantor)	(Guarantor)	guarantors)

Net income (loss) for the year	121,955	115,617	(17,192)	(98,425)	121,955

Reversal of revaluation depreciation		3,852			3,852
Lease contracts
Depreciation of capitalized
finance lease		(127,810)			(127,810)
Foreign exchange variation on
finance lease		329,638			329,638
Interest expense on finance
lease		(139,876)			(139,876)
Result on the aircraft return		(4,499)			(4,499)
Reversal of operating lease
expense		327,543			327,543

Total lease contracts		384,996			384,996

Amortization of gain on sale-
leaseback transactions, net		39,759			39,759
Depreciation of additional
indexation of permanent
assets for 1996 and 1997		(102)			(102)
Reversal of goodwill amortization		1,341			1,341
Common control – Mercosur	8,870				8,870
Pension plan		2,448			2,448
Maintenance
Revenue recognition on
Loyalty Program partnerships		(15,185)			(15,185)
Stock options plan
Public equity offering	19,465				19,465
Deferred income tax and social
contribution
on adjustments above		(140,874)			(140,874)

Net income under U.S. GAAP	150,290	391,852	(17,192)	(98,425)	426,525

v. Reconciliation of Shareholders’ equity from Brazilian GAAP to US GAAP

	As of December 31, 2007

		TAM Linhas	TAM		Consolidation
	TAM S.A	Aéreas S.A	Capital	Others	adjustments	Consolidated

	(Parent
	Company and		(Subsidiary	(Non
	guarantor)	(Guarantor)	issuer)	guarantors)

Stockholders’ equity as reported under
Brazilian GAAP	1,491,657	1,463,521	15,185	125,015	(1,603,721)	1,491,657

Additional indexation of permanent assets for 1996 and 1997, net of depreciation
Reversal of revaluation, net		(135,134)				(135,134)
Lease contracts		1,102,745				1,102,745
Deferral of gain on sale-leaseback
transaction		(179,526)				(179,526)
Reversal of goodwill amortization		9,680				9,680
Business combination (Mercosur)	11,828					11,828
Pension plan
Revenue recognition on Loyalty Program
partnerships		(50,060)				(50,060)
Stock options plan		(17,349)				(17,349)
Maintenance		(12,588)				(12,588)
Deferred income tax and social
contribution on adjustments above		(294,306)				(294,306)
Minority interest on adjustments above		(729)				(729)
Reversal of interest on own capital	40,564					40,564

Stockholders’ equity as reported under U.S. GAAP	1,544,049	1,886,254	15,185	125,015	(1,603,721)	1,966,782

	As of December 31, 2006 (Note20(h))

		TAM Linhas		Consolidation
	TAM S.A	Aéreas S.A	Others	adjustments	Consolidated

	(Parent
	Company and		(Non
	guarantor)	(Guarantor)	guarantors)

Stockholders’ equity as reported under Brazilian GAAP	1,449,385	1,347,453	27,944	(1,381,350)	1,443,432

Additional indexation of permanent assets for 1996 and
1997, net of depreciation		68			68
Reversal of revaluation, net		(147,874)			(147,874)
Lease contracts		605,454			605,454
Deferral of gain on sale-leaseback transaction		(211,611)			(211,611)
Reversal of goodwill amortization		8,963			8,963
Business combination (Mercosur)	11,828				11,828
Pension plan		679			679
Revenue recognition on Loyalty Program partnerships		(30,198)			(30,198)
Stock options plan		(10,168)			(10,168)
Maintenance		(8,693)			(8,693)
Deferred income tax and social contribution on
adjustments above		(129,253)			(129,253)
Minority interest on adjustments above		(729)			(729)

Stockholders’ equity as reported under U.S. GAAP	1,461,213	1,424,091	27,944	(1,381,350)	1,531,898

* * *

EXHIBIT INDEX

Exhibit No.	Description

1.1
By-laws of the Registrant (English translation), incorporated herein by reference from our fourth pre-effective amendment to our Registration Statement on Form F-1, filed February 17, 2006, File No. 333-131938.

1.2
By-laws of TAM Linhas Aéreas S.A. (English translation), incorporated herein by reference from our second pre- effective amendment to our Registration Statement on Form F-4, filed October 29, 2007, File 333-145838-01.

1.3
By-laws of TAM Capital Inc. (English translation), incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, filed October 29, 2007, File 333-145838-02.

2.1
Form of Deposit Agreement among the Registrant, JPMorgan Chase Bank, N.A., as depositary, and the Holders from time to time of American Depositary Shares issued there under, including the form of American Depositary Receipts, incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

2.2
Indenture dated as of April 25, 2007 among TAM Capital Inc., Tam S.A., TAM Linhas Aéreas S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, File No. 333-131938.

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

4.5
PW4168A Maintenance Service Agreement, dated September 14, 2000, between TAM Linhas Aéreas S.A. and United Technologies International, Inc., Pratt & Whitney Division, incorporated herein by reference from our sixth pre- effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

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

8.1	List of subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of TAM S.A.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of TAM S.A.

12.3	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of TAM Linhas Aéreas S.A.

12.4	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of TAM Linhas Aéreas S.A.

12.5	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of TAM Capital Inc.

12.6	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of TAM Capital Inc.

13.1	Section 1350 Certification of Chief Executive Officer of TAM S.A.

13.2	Section 1350 Certification of Chief Financial Officer of TAM S.A.

13.3	Section 1350 Certification of Chief Executive Officer of TAM Linhas Aéreas S.A.

13.4	Section 1350 Certification of Chief Financial Officer of TAM Linhas Aéreas S.A.

13.5	Section 1350 Certification of Chief Executive Officer of TAM Capital Inc.

13.6	Section 1350 Certification of Chief Financial Officer of TAM Capital Inc.