Form 20-F
TAM S.A.
filed 2009-06-30
CIK 1353691

As filed with the Securities and Exchange Commission on June 30, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

FORM 20-F
________________

REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008
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

59,791,955 Common Shares
90,793,192 Preferred Shares

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes No

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). Yes No

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act.

Large accelerated filer	Accelerated filer	Non-accelerated filer

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP	IFRS	Other

If "Other" has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow. Item 17 Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No

INTRODUCTION

     In this annual report, “TAM S.A.” refers to TAM S.A., a sociedade anônima de capital aberto organized under the laws of Brazil, “TAM Linhas Aéreas” AND “TLA” refer to TAM Linhas Aéreas S.A., a sociedade anônima de capital fechado organized under the laws of Brazil, “TAM Viagens” refers to Fidelidade Viagens e Turismo Ltda., a sociedade limitada organized under the laws of Brazil, “TAM Mercosur” refers to Transportes Aéreos Del Mercosur S.A., a sociedade anônima de capital fechado organized under the laws of Paraguay, “TAM Capital” refers to TAM Capital Inc., “TAM Financial 1” refers to Tam Financial Services 1 Ltda. and “TAM Financial 2” refers to Tam Financial Services 2 Ltda., each an exempted company incorporated with limited liability in the Cayman Islands. The terms “we,” “our” and “us” refer to the TAM S.A., its consolidated subsidiaries and its controlled subsidiaries, the companies mentioned above. References to “preferred shares” and “ADSs” refer to the non-voting preferred shares of TAM S.A. and the American depositary shares representing those preferred shares, respectively, except where the context otherwise requires.

     In this annual report, the term “ANAC” refers to the National Civil Aviation Agency or Agência Nacional de Aviação Civil, the national aviation agency. The term “Brazil” refers to the Federative Republic of Brazil and the phrase “Brazilian government” refers to the federal government of Brazil (and includes ANAC). The term “Central Bank” refers to the Central Bank of Brazil. The terms “U.S. dollar” and “U.S. dollars” and the symbol “U.S.$” refer to the legal currency of the United States. The terms “real” and “reais” and the symbol “R$” refer to the legal currency of Brazil and the term “centavos” means the 100th part of the real.

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

• “BELF” means the break-even load factor (or load factor in which revenue equals operating expenses).

• “Block hours” refers to the elapsed time between an aircraft’s leaving an airport gate and arriving at an airport gate.

• “CASK” means cost per ASK, or quotient of dividing total operating expenses (excluding the fair value of fuel derivatives and revaluations of aircraft) by the number of available seat kilometers. The result is presented in this annual report in centavos per ASK.

• “Load factor” means the percentage of aircraft occupied on flights, or quotient between RPK and ASK.

• “RASK” means revenue per ASK, or quotient of dividing net revenue by the number of available seat kilometers. The result is presented in this annual report in centavos per ASK.

• “RPK” means revenue passenger kilometer corresponding to the product of multiplying the number of paying passengers transported by the number of kilometers flown by such passengers.

• “Yield” means the average amount paid per passenger to fly one kilometer.

PRESENTATION OF FINANCIAL AND OTHER DATA

     We prepare our consolidated annual financial statements in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board. These consolidated financial statements are the first TAM S.A. financial statements to be prepared in accordance with IFRS. IFRS 1 - “First-time Adoption of International Reporting Standards” has been applied in preparing these financial statements. The financial statements are prepared under the historical cost convention unless otherwise indicated, including, for example, in respect of revaluation of flight equipment and measurement of derivative financial instruments and certain financial assets at fair value. Until December 31, 2008, our consolidated financial statements were prepared in accordance with Generally Accepted Accounting Principles in Brazil (Brazilian GAAP). Brazilian GAAP differs in certain respects from IFRS. When preparing our 2008 consolidated IFRS financial statements, management has amended certain accounting, valuation and consolidation methods in the Brazilian GAAP financial statements to comply with IFRS. The comparative figures in respect of 2007 have been restated to reflect these adjustments. Reconciliations and descriptions of the effect of the transition from Brazilian GAAP to IFRS are given in Note 4 to the consolidated financial statements.

     The last consolidated financial statements available under Brazilian GAAP which were filed with:

  the United States Securities and Exchange Commission were those for the year ended December 31, 2007; and with the Brazilian Securities regulators (“CVM”) were those for the year ended December 31, 2008.

     Our audited consolidated annual financial statements for the years ended December 31, 2008 and 2007, as included in this report, have been audited by our independent registered public accounting firm.

     We maintain our books and records in reais.

     All references in this annual report to numbers of our common and preferred shares reflect a share split which took place on May 16, 2005, pursuant to which holders of our existing shares received two shares of the same class and type for each share held.

     For ease of presentation, certain financial information contained in this annual report has been presented in U.S. dollars. This annual report contains translations of various real amounts, before rounding, into U.S. dollars at specified rates solely for your convenience. You should not construe these translations as representations by us that the real amounts actually represent these U.S. dollar amounts or could be converted into U.S. dollars at the rates indicated. Unless otherwise indicated, we have translated the real amounts using a rate of R$2.3370 to U.S.$1.00, the U.S. dollar selling rate published by the Central Bank on December 31, 2008. On June 26, 2009, the U.S. dollar selling rate published by the Central Bank was R$1.9396 to U.S.$1.00.

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

•  our management’s expectations and estimates as to future financial performance, financial plans and the impact of competition on our business, including competitive pressures on pricing;

•  our level of indebtedness and other payment obligations;

•  our plans relating to investments and capital expenditures;

•  variations in interest rates, inflation and the exchange rate relating to the real (with respect to both potential depreciation and appreciation of the real);

•  existing and future regulations;

•  increases in fuel expenses, maintenance expenses and insurance premiums;

•  changes in market prices, preferences of consumers and competitive conditions;

•  cyclical and seasonal variations in our results of operations;

•  defects or other mechanical problems in our aircraft;

•  developments in the Brazilian civil aviation infrastructure, including air traffic control, airspace and airport infrastructure;

•  the implementation of our strategies and growth plans;

•  our ability to obtain financing on commercially reasonable terms;

•  changes in fiscal policy and tax laws; and

•  other risk factors set forth in “Item 3. Key Information — D. Risk Factors.”

     The words “believe,” “expect,” “continue,” “understand,” “hope,” “estimate,” “will,” “may,” “might,” “should,” “intend” and other similar expressions are intended to identify forward-looking statements and estimates. Such statements refer only to the date on which they were expressed, and we assume no obligation to publicly update or revise any such estimates resulting from new information or any other events. As a result of the inherent risks and uncertainties involved, the forward-looking statements included in this annual report may not be accurate and our future results of operations and performance may differ materially from those set out for a number of different reasons. No forward-looking statement in this annual report is a guarantee of future performance and each estimate involves risks and uncertainties.

     Investors are cautioned not to place undue reliance on any forward-looking statements.

PART I

ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

     Not applicable.

ITEM 2. OFFER STATISTICS AND EXPECTED TIMETABLE

     Not applicable.

ITEM 3. KEY INFORMATION

A. Selected Financial Data

     The tables below contain a summary of our financial data as of and for each of the periods indicated and were derived from our consolidated annual financial statements, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The information set forth in this section should be read in conjunction with our consolidated annual financial statements (including the notes thereto) and “Presentation of Financial and Other Data” and “Item 5. Operating and Financial Review and Prospects.”

     The summary consolidated annual financial information as of December 31, 2007 and 2008 and for each of the two years ended December 31, 2007 and 2008, prepared in accordance with IFRS, is derived from our audited consolidated annual financial statements included elsewhere in this annual report audited by our independent registered public accounting firm. The summary consolidated annual financial information as of December 31, 2004, 2005 and 2006 and for each of the three years ended December 31, 2004, 2005 and 2006, prepared in accordance with Brazilian GAAP and U.S. GAAP, is derived from our audited consolidated annual financial statements included in our Annual Report on Form 20-F for the year ended December 31, 2007, filed June 25, 2008, but do not contain any reconciliation of shareholders' equity or net income from Brazilian GAAP or U.S. GAAP to IFRS. Accordingly, you may not be able to directly compare the financial information as of and for the years ended December 31, 2008 and 2007 with the financial information as of and for the years ended December 31, 2004, 2005 and 2006.

     For your convenience, the following tables also contain U.S. dollar translations of the real amounts presented at December 31, 2008, translated using the rate of R$1.9396 to U.S.$1.00, the U.S. dollar selling rate at June 26, 2009 published by the Central Bank on SISBACEN, using transaction PTAX 800, option 5.

     The tables below entitled “Operating Data Computed Using Financial Information Under IFRS” and “Additional Operating Data” also include unaudited operational and other data indicative of performance utilized by certain investors in evaluating companies operating in the global air transportation sector. This unaudited operational data is not included in or derived from our consolidated annual financial statements. The data corresponding to years 2006 to 2004 presented in U.S. GAAP and Brazilian GAAP were derived from our previous 20-F.

	At December 31,

IFRS	2008	2008	2007

	(U.S.$ millions)	(R$ millions)
Balance sheet data
Cash and cash equivalents	346	672	467
Other financial assets	640	1,242	2,140
Trade account receivables	597	1,157	938
Total assets	7,497	14,542	10,318
Borrowings(1)	207	402	1,068
Finance lease obligations(1)	3,324	6,448	2,968
Debentures(1)	273	529	532
Advance ticket sales	423	820	807
Total equity	731	1,418	1,893
Total liabilities and equity	7,497	14,542	10,318

(1) Refers to the total balance of current liabilities plus long-term liabilities.

	At December 31,

Brazilian GAAP	2006	2005	2004

		(R$ millions)
Balance sheet data
Cash and banks	123	93	86
Financial investments	2,331	903	211
Customer accounts receivable	781	763	553
Total assets	5,168	3,311	2,203
Debt(1)	453	270	151
Finance lease and operating lease liabilities(1)	162	218	261
Debentures(1)	569	59	75
Advance ticket sales	759	558	367
Shareholders’ equity	1,443	760	191
Total liabilities	5,168	3,311	2,203

(1) Refers to the total balance of current liabilities plus long-term liabilities.

	At December 31,

U.S. GAAP	2006	2005	2004

		(R$ millions)
Balance sheet data
Cash and cash equivalents	300	93	--
Marketable securities	2,153	903	297
Customer accounts receivable, net	781	763	553
Total assets	7,657	6,057	4,989
Debt(1)	453	270	151
Obligations under finance leases(1)	2,369	2,845	3,172
Debentures(1)	569	59	75
Advance ticket sales	759	558	367
Shareholders’ equity	1,532	620	(164)
Total liabilities	7,657	6,057	4,989

(1) Refers to the total balance of current liabilities plus long-term liabilities.

	Year Ended December 31,

IFRS	2008	2008	2007

	(U.S. millions)(1)	(R$ millions)(1)

Revenue	5,420	10,513	8,019
Operating expenses	(5,096)	(9,885)	(7,791)

Operating profit before movements in fair value
of fuel derivatives and revaluation of aircraft	324	628	228
Movements in fair value of fuel derivatives	(657)	(1,274)	130
Gains/(losses) on revaluation of aircraft recognized in the income statement	132	256	(225)

Operating (loss)/profit	(201)	(390)	134
Finance income	727	1,410	1,007
Finance cost	(1,550)	(3,006)	(755)

(Loss) / profit before income tax and social
contribution	(1,024)	(1,986)	386
Income tax and social contribution	306	594	(127)

(Loss) / profit after tax (all continuing operations)	(718)	(1,392)	259

Attributable to

Minority interest	0.4	0.9	0.2

Equity holders of TAM	(718)	(1,393)	259

Number of shares outstanding at year end, excluding treasury shares (in thousands of shares):(2)
Common shares	50,195	50,195	59,792
Preferred shares	100,390	100,390	90,793
Total	150,585	150,585	150,585
Earnings (loss) per share (common and
preferred) (2)
Basic	(4.77)	(9.26)	1.72
Diluted	(4.77)	(9.26)	1.70
Dividends declared per share:
Common shares (in reais and U.S. dollars)	0	0	0.2093
Preferred shares (in reais and U.S. dollars)	0	0	0.2093
Dividends declared per ADS (in reais and U.S. dollars)	0	0	0.2093

(1)	Except where indicated.
(2)	In 2008 there was a conversion of common shares to preferred shares of a relevant shareholder.

	Year Ended December 31,

Brazilian GAAP	2006	2005	2004

		(R$ millions)(1)

Statement of operations data
Gross operating revenue	7,700	5,910	4,744
Air transportation revenues:
Domestic	5,162	4,192	3,233
International	1,537	1,034	893
Cargo	487	407	319
Other operating revenues	514	277	299
Taxes and deductions	(355)	(261)	(224)

Net operating revenue	7,345	5,649	4,520
Operating expenses:
Fuel	(2,130)	(1,695)	(1,067)
Sales and marketing	(875)	(855)	(656)
Aircraft and flight equipment leases	(719)	(627)	(651)
Personnel	(873)	(669)	(546)
Maintenance	(388)	(356)	(389)
Services rendered by third parties	(540)	(374)	(360)
Landing, take-off and navigational tariffs	(315)	(233)	(186)
Depreciation and amortization	(102)	(85)	(91)
Aircraft insurance	(35)	(40)	(53)
Other	(372)	(302)	(227)

Total operating expenses	(6,348)	(5,235)	(4,226)

Gross income (loss)	997	413	294
Financial income (expenses), net	56	(178)	(82)
Other operating income (expenses), net	(126)	(31)	(14)

Operating income (loss)	927	204	198
Non-operating income (expenses), net	11	(8)	300

Income (loss) before income tax and social contribution	938	196	498

	Year Ended December 31,

Brazilian GAAP	2006	2005	2004

		(R$ millions)(1)

Income tax and social contribution	(325)	(75)	(156)
Income (loss) before minority interest	613	122	342
Minority interest	(1)	—	(1)
Income (loss) for the year	612	122	341
Number of shares outstanding at year end, excluding
treasury shares (in thousands of shares)(2):
Common shares	59,792	59,816	29,908
Preferred shares	90,771	84,243	31,457
Total	150,563	144,059	61,365
Net income (loss) per share (in reais and US dollars) (2)	3.69	1.30	2.78
Net income (loss) per ADS (in reais and US dollars) (2)	3.69	1.30	2.78
Dividends declared per share:
Common shares (in reais and US dollars)	0.8949	0.2041	—
Preferred shares (in reais and US dollars)	0.8949	0.2041	—
Dividends declared per ADS (in reais and US dollars)	0.8949	0.2041	—

(1)	Except where indicated.
(2)	A share split took place on May 16, 2005, pursuant to which all holders of our existing shares received two shares of the same class and type for each share held. All periods are presented considering the share split effects.

	Year Ended December 31,

U.S. GAAP	2006	2005	2004

		(R$ millions)(1)

Statement of operations data
Gross operating revenue	7,686	5,895	4,744
Air transportation revenues:
Domestic	5,162	4,192	3,233
International	1,538	1,034	893
Cargo	487	407	319
Other operating revenues	499	262	299
Taxes and deductions	(356)	(261)	(224)

Net operating revenue	7,330	5,634	4,520
Operating expenses:
Fuel	(2,130)	(1,695)	(1,067)
Sales and marketing	(875)	(855)	(656)
Aircraft and flight equipment leases	(381)	(300)	(321)
Personnel	(878)	(666)	(544)
Maintenance	(388)	(356)	(389)
Services rendered by third parties	(531)	(357)	(360)
Landing, take-off and navigational tariffs	(315)	(233)	(186)
Depreciation and amortization	(223)	(206)	(193)
Aircraft insurance	(35)	(40)	(53)
Other	(483)	(314)	(258)

Total operating expenses	(6,239)	(5,022)	(4,027)

Operating income	1,091	612	493
Financial income (expenses), net	152	32	137
Income before income tax and social contribution	1,242	644	630
Income tax and social contribution	(433)	(217)	(199)

Income before minority interest	809	427	431
Minority interest	(1)	—	(1)

Income for the year	808	427	430

	Year Ended December 31,

U.S. GAAP	2006	2005	2004

		(R$ millions)(1)

Income per share basic and diluted (weighted average)(2):
Common shares (in reais and US dollars)	5.42	3.13	3.33
Previous preferred shares (in reais and US dollars)	—	1.35	3.67
Current preferred shares (in reais and US dollars)(3)	5.42	1.90	—
Income per ADS basic and diluted (weighted average) (in reais
and US dollars):	5.42	3.25	3.67

(1)	Except where indicated.
(2)	The data relating to both our preferred and common shares has been adjusted to reflect the share split which took place on May 16, 2005, pursuant to which all holders of our existing shares received two shares of the same class and type for each share held.
(3)	The rights of preferred shareholders were altered on May 16, 2005. Previously, preferred shares had carried the rights to a dividend 10% higher than that distributed to holders of common shares. From May 16, 2005 however preferred shares carried the same dividend rights as common shares. The terms “Previous” and “Current” preferred shares used in the above table reflect this change in entitlement.

Operating Data Computed Using Financial	Year Ended December 31,

Information Under IFRS	2008	2008	2007

	(U.S.$)	(R$) (unaudited)
Operating data
RASK (cents/centavos)	9.49	18.41	16.85
RASK scheduled domestic (cents/centavos)	8.81	17.08	15.51
RASK scheduled international (cents/centavos)	6.77	13.13	12.44
Yield scheduled domestic (cents/centavos)	13.77	26.71	23.42
Yield scheduled international (cents/centavos)	8.69	16.86	17.66
CASK (cents/centavos)	8.92	17.31	16.37
CASK except fuel (cents/centavos)	5.38	10.43	11.04
Average tariff (dollars/reais)	153.68	298.07	250.04

	Year Ended December 31,

Additional Operating Data	2008	2007	2006	2005	2004

	(unaudited)
Paid passengers transported (thousands)	30,144	27,850	25,022	19,571	13,522
RPK (millions)	40,518	33,500	26,289	19,797	13,854
ASK (millions)	57,091	47,599	35,564	28,024	20,999
Load factor — %	71.0%	70.4%	73.9%	70.6%	66.0%
Break-even load factor (BELF) — %	66.3%	68.1%	63.9%	65.3%	61.7%
Block hours	523,114	462,380	390,839	323,729	241,684
Kilometers flown — km (thousands)	309,625	273,056	226,344	185,158	139,367
Liters of fuel	2,047,756	1,739,430	1,336,917	1,073,918	820,335
Number of employees	24,389	20,469	13,195	9,669	8,215
Average aircraft use during the period (hours per day)	12.5	12.6	12.66	11.36	8.98
Take-offs	274,856	261,171	245,163	209,831	158,898
Average leg (km)	1,126	1,046	923	882	877

     Exchange Rates

     Until January 1999, there were two legal foreign exchange markets in Brazil, the commercial rate exchange market, or the Commercial Market, and the floating rate exchange market, or the Floating Market. The Commercial Market was reserved primarily for foreign trade transactions and transactions that generally required prior approval from Brazilian monetary authorities, such as the purchase and sale of registered investments by foreign persons and related remittances of funds abroad (including the payment of principal of and interest on loans, notes, bonds and other debt instruments denominated in foreign currencies and duly registered with the Central Bank). The Floating Market rate generally applied to specific transactions the Central Bank was not required to approve.

The Central Bank reported both the Commercial Market rate and the Floating Market rate on a daily basis. In January, 1999 the Brazilian government announced the unification of the exchange positions of the Brazilian financial institutions in the Commercial Market and the Floating Market, leading to a convergence in the pricing and liquidity of both markets.

     On March 4, 2005, the Conselho Monetário Nacional issued Resolution No. 3,265 and Resolution No. 3,266 (each of which became effective on March 14, 2005), which introduced several changes in the Brazilian foreign exchange regime, including (i) the unification of the Commercial Market and the Floating Market, and (ii) the relaxation of rules for the acquisition of foreign currency by Brazilian residents. It is expected that the Central Bank will further regulate foreign exchange transactions, as well as to payments and/or transfers of Brazilian currency between Brazilian residents and non-residents (such transfers being commonly known as International Transfers of Reais), including those made through so-called non-resident accounts (also known as CC5 accounts).

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

     The following tables set forth the Commercial Market rate for the purchase of U.S. dollars expressed in reais per U.S. dollar for the periods and dates indicated:

	Exchange Rates of Reais per U.S. $1.00

Year Ended				Period
	Low	High	Average(1)	End

December 31, 2004	2.654	3.205	2.926	2.654
December 31, 2005	2.163	2.762	2.285	2.341
December 31, 2006	2.059	2.371	2.215	2.138
December 31, 2007	1.733	2.156	1.944	1.771
December 31, 2008	1.559	2.500	1.837	2.337
_________________
(1)	Represents the daily average rate during each of the relevant periods. Source: Central Bank.

	Exchange Rates of Reais per U.S. $1.00

Month Ended	Low	High	Period End

December 2008	2.337	2.500	2.337
January 2009	2.189	2.380	2.316
February 2009	2.245	2.392	2.378
March 2009	2.238	2.422	2.315
April 2009	2.170	2.290	2.178
May 2009	1.973	2.148	1.973
June 2009 (through June 26, 2009)	2.007	1.930	1.940
_________________
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

     As a result of inflationary pressures, the Brazilian currency has depreciated frequently over the past decade. Throughout this period, the Brazilian government has implemented various economic plans and used various exchange rate policies, including sudden devaluations, periodic mini-devaluations (during which the frequency of adjustments has ranged from daily to monthly), exchange controls, dual exchange rate markets and a floating exchange rate system. Although long-term depreciation of the real is generally linked to the rate of inflation in Brazil, depreciation of the real occurring over shorter periods of time has resulted in significant variations in the exchange rate between the real, the U.S. dollar and other currencies. In 2002, the real fell 34.3% against the U.S. dollar, caused in part by political uncertainties involving the presidential election in Brazil and the global economic recession. Notwithstanding the fact that the real has appreciated 13.4%, 9.5% and 17.2% against the U.S. dollar in 2005, 2006 and 2007 respectively and as a result of the ongoing global financial crisis, since mid-2008 the real has depreciated 31.9% against the U.S. Dollar over 2008 as reported by the Central Bank. On December 31, 2008 was R$2.337 per U.S. dollar and on June 26, 2009 was R$1.9396 per U.S. dollar. We cannot assure you that the real will not continue to depreciate substantially or appreciate against the U.S. dollar in the future.

     The majority of our revenues are denominated in reais, and a significant portion of our operating expenses (such as fuel, aircraft and engine maintenance, aircraft leasing and insurance payments, parts and engines) are denominated in or linked to the U.S. dollar or other foreign currencies. In the event that we are unable to adjust our prices or to obtain protection through hedging transactions, a depreciation in the real would reduce our profit margins and/or cause operating losses as a result of increased expenses, or having obligations denominated in or linked to the U.S. dollar (or other foreign currencies that we have not entered into hedging transactions). Devaluations in the real against the U.S. dollar or other foreign currencies also create inflationary pressures, which can restrict our access to external financial markets and lead to government intervention (including the implementation of recessionary policies to curb aggregate demand), adversely affecting us. Exchange rate instability may adversely affect our business, financial condition, results of operations and the trading price of our ADSs and preferred shares.

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

     Since the introduction of the real in 1994, Brazil’s inflation rate has been substantially lower than in previous periods. However, inflationary pressures persist. According to the General Price Index (Índice Geral de Preços-Mercado, or IGP-M), Brazilian general price inflation rates were 1.2%, 3.8%, 7.7% and 9.8% in 2005, 2006, 2007 and 2008 respectively. According to the National Consumer Price Index (Índice Nacional de Preços ao Consumidor Amplo, or IPCA), Brazilian price inflation rates were 5.7%, 3.1%, 4.5% and 5.9% in 2005, 2006, 2007 and 2008 respectively.

     Brazil may experience high levels of inflation in the future. Inflationary pressures may lead to the Brazilian Government intervening in the economy and introducing policies that could adversely affect our business, financial condition, results of operations and prospects and the trading price of our ADSs and preferred shares.

     In the event that Brazil experiences high inflation in the future, we may not be able to adjust the prices we charge our passengers to offset the impact of inflation on our expenses, leading to decreased net income. Inflationary pressures may also adversely affect our ability to access foreign financial markets, leading to adverse effects on our capital expenditure plans.

     Developments and the perceptions of risks in other countries, including other emerging markets and the United States, may adversely affect the Brazilian economy, our business, financial condition, results of operations and prospects and the market price of Brazilian securities, including the trading price of our ADSs and preferred shares.

     The market for securities issued by Brazilian companies is influenced by economic and market conditions in Brazil and, to varying degrees, market conditions in other Latin American and emerging markets, and the United States. Although economic conditions are different in each country, the reaction of investors to developments in one country may have a material adverse effect on the market value of securities of Brazilian companies. Crises in another emerging market country or the United States could decrease investor demand for Brazilian securities, including our notes and preferred shares. This may adversely affect the trading value of our ADSs and preferred shares, and any decline in trading value would impede our access to capital markets and financing for our future operations.

     The recent global financial crisis has had significant consequences worldwide and in Brazil, causing stock and credit market volatility, unavailability of credit, higher interest rates, a general economic slowdown, volatile exchange rates and inflationary pressure, which may adversely affect the market price of Brazilian securities, including our ADSs and preferred shares.

     Although the countries of Latin America fared comparatively well at the beginning of the global financial crisis, as of late 2008, and continuing into 2009, many of the countries we serve, including Brazil, are experiencing either economic slowdowns or recessions, which may cause a weakening in demand for our services and an adverse effect on our business in the future. If the Brazilian economy experiences a sustained recession, or if Brazil experiences significant political disruptions, our business, financial condition and results of operations could be materially and adversely affected.

     Variations in interest rates may have adverse effects on our business, financial condition, results of operations and prospects and the trading price of our ADSs and preferred shares.

     We are exposed to the risk of interest rate variations, principally in relation to the Long Term Interest Rate (Taxa de Juros de Longo Prazo, or TJLP) and the Interbank Deposit Rate, or DI Rate, (in respect of loans denominated in reais) and the London Interbank Offer Rate, or LIBOR, (in respect of operating and finance leases denominated in U.S. dollars).

     Beginning in 2003, as inflationary pressures eased, the Conselho Monetário Nacional, the highest monetary regulatory body in the Brazilian government, decreased the TJLP. The TJLP at December 31, 2007 was 6.25%, where it remained until as through December 31, 2008. However, any increase in inflation or other macroeconomic pressures may lead the Conselho Monetário Nacional to increase the TJLP.

     In addition, our repayments under many of our operating and finance leases are linked to LIBOR, and we are exposed to the risk of variations in LIBOR. At December 31, 2008, the estimated future payments due on our operating and finance lease contracts linked to LIBOR amounted to U.S.$3,840 million.

     If TJLP, the DI rate or LIBOR was to increase, our loan repayments would increase, and we might not be able to adjust the prices we charge to offset any such increased payments. If we are unable to adequately adjust our prices, our revenues would not offset the increased loan expenses, adversely affecting our results of operations. Accordingly, interest rate increases may adversely affect our business, financial condition, results of operations and prospects and the trading price of our ADSs and preferred shares.

Risks Relating to our Business and the Brazilian Aviation Industry

     The airline industry is particularly sensitive to changes in economic conditions and continued negative economic conditions that would likely continue to negatively impact our results of operations and our ability to obtain financing on acceptable terms.

     Our operations and the airline industry in general are particularly sensitive to changes in economic conditions. Unfavorable general economic conditions, such as higher unemployment rates, a constrained credit market and increased business operating expenses, can reduce spending for both leisure and business travel. Unfavorable economic conditions can also impact our ability to raise fares to counteract increased fuel, labor, and other expenses. An increasingly unfavorable economic environment would likely negatively impact our results of operations. We continue to be cautious of current domestic economic conditions.

     Factors such as continued unfavorable economic conditions, a significant decline in demand for air travel, or continued instability of the credit and capital markets could result in pressure on our borrowing costs, operating results and financial condition and would affect our growth and investment plans. These factors could also negatively impact our ability to obtain financing on acceptable terms and our liquidity generally.

     The regulatory structure of Brazilian civil aviation is undergoing change and we have not yet been able to evaluate the results of this change on our business and results of operations.

     Scheduled air transportation services are considered public utilities in Brazil and are subject to extensive regulation by the Brazilian government. The Brazilian regulatory authorities have also taken a more proactive role in monitoring the development of the Brazilian civil aviation market. For example, in an effort to prevent excess supply, the authorities have established more rigorous criteria for air transport companies to follow when creating new routes or increasing flight frequencies. Various legislative initiatives have taken place, including the drafting of a bill to replace Law No. 7,565 of December 19, 1986, or the Brazilian Aeronautics Code, the submission of a new public policy regulation for civil aviation to the Ministry of Defense for approval and the establishment of ANAC, the national aviation agency that has replaced the Departamento de Aviação Civil, or DAC, as the principal regulatory body for Brazilian civil aviation. See “Item 4. Information on the Company — B. Business Overview — Regulation of the Brazilian Civil Aviation Industry — Rights to Operate Air Routes — Future legislation.”

     Operation of air transportation services as well as airport infrastructure is exclusive to the Brazilian government which may provide these services directly or through third parties by means of concessions or permits. Our concession to operate scheduled and public passenger and cargo air transportation was obtained on December 9, 1996, and is valid until December 9, 2011. We cannot assure you that we will be able to automatically renew our concession. See “ Item 4. Information on the Company — B. Business Overview — Regulation of the Brazilian Civil Aviation Industry — Overview — Air transportation services concession.”

     Our growth plans include expanding into new markets, increasing flight frequency and expanding our fleet, which currently consists of 132 aircraft. ANAC has actively monitored the developments of Brazil’s airline market and has taken restrictive measures to help restore (greater) stability in the industry. Accordingly, our capacity to grow is dependent on receiving the necessary authorizations from ANAC and the Bureau of International Relations (Superintendência de Relações Internacionais, or SRI). We cannot assure you that we will obtain all necessary authorizations in future and any failure to do so would require us to re-evaluate our strategies.

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

     In addition, our ability to increase prices to offset an increase in our fixed expenses may be adversely affected in the event that the Brazilian civil aviation authorities impose any price control restrictions on air transportation services. If we are unable to increase prices sufficiently to offset such increases in fixed expenses, this would adversely affect our results of operations. Changes in the regulations issued by the Brazilian government or the occurrence of any of the above factors may increase our expenses, limit our capacity to expand the number of our routes or adversely affect our business and results of operations.

     Competition in both the domestic and international civil aviation markets is increasing, and the Brazilian government may intervene in the domestic market.

     We face intense competition in both the domestic and international markets. The Brazilian government has the power to authorize or deny the entry of new participants into the domestic market in which we operate, as well as the power to assume air transportation operations. Accordingly, we face greater competition from current or new participants including new low cost carries on some of our routes in the Brazilian civil aviation market. The air transportation sector is highly sensitive to price discounting, particularly as a result of the arrival of low-cost airlines or airlines that have adopted predatory pricing policies. Other factors, such as flight frequency, schedule availability, brand recognition, and quality of services offered (such as loyalty programs, VIP airport lounges, in-flight entertainment and other amenities) also have a significant impact on competitiveness in the market. In addition, the acquisition of airline concessions in Brazil does not require significant financial investment and, as a result, the barriers to entering the domestic market are low. We cannot assure you that the Brazilian government will not assume air transport operations or that current or new competitors in our markets will not offer prices lower than ours, offer more attractive services than ours or increase the capacity of their routes in an effort to obtain greater market share. In the event that any of the foregoing events occur, we cannot assure you that the price of our fares, passenger traffic or our profit margins will not be negatively affected. Any negative impact on our fares would lead to decreased net revenues and may require us to focus on cost-saving programs.

     Substantial fluctuations in fuel prices or decreased availability of sufficient quantities of fuel may harm the Brazilian civil aviation market and our businesses in the events that cost increases cannot be passed on to passengers through our fares and our fuel hedging arrangements become more expensive.

     Fuel expenses represent a significant portion of operating expenses for airlines in general, and fuel prices have risen significantly in recent periods. For the year ended December 31, 2008, fuel expenses represented 39.7% of our operating expenses.

     Historically, fuel prices in Brazil have been subject to significant variations in international prices, which in turn vary as a result of global political issues and global supply and demand. The availability of fuel is also subject to periods of market scarcity and surplus and is affected by the demand for gasoline and other petroleum derivatives. It is therefore not possible to predict the cost and availability of fuel in the future with any degree of certainty. In the event that the supply of fuel is reduced for any reason, we may need to increase our prices or reduce our scheduled services, which would adversely affect our net revenues.

     Fuel prices reached record levels during the middle of 2008, but decreased substantially in the second half of 2008. Jet fuel expenses have been subject to wide fluctuations as a result of increases in demand, sudden disruptions in global supply, as well as market speculation. In addition, some of our competitors may be able to obtain fuel on better terms (with respect to both price and quality). Significant increases in fuel expenses (or in the relative price we pay for fuel compared to our competitors) may harm our financial condition and results of operations in the event that it is not possible for us to pass on price increases to passengers through our fares (or in the event that competitors can decrease their prices relative to ours and take market share from us).

     Although we routinely hedge between 30% and 80% of our future fuel requirements (over rolling 24-month periods), there can be no assurance that, at any given point in time, our hedge contracts will provide any particular level of protection against increased fuel costs (or that our counterparties will be able to perform under our hedge contracts, such as in the case of a counterparty's bankruptcy). Additionally, a deterioration in our financial condition could negatively affect our ability to enter into new hedge contracts in the future.

     By contrast, the declines in fuel prices in the second half of 2008 also had the effect of increasing the costs associated with our fuel hedging arrangements such that we recorded a liability of R$1.1 billion at December 31, 2008 as a result of those arrangements. Due to market conditions in 2009, we also agreed to post approximately R$240 million in collateral to cover potential amounts owed with respect to fuel hedging arrangements that have not yet settled.

     Our fuel hedging transactions and adjustments to our price margins are might not be sufficient to protect us from fuel price variations, in which case our results of operations could be significantly adversely effected.

     Airlines have significant fixed expenses that may harm our ability to attain our strategic goals.

     As is the case with other airlines, we have high fixed expenses (arising principally from aircraft lease agreements). We expect to incur additional fixed expenses and contractual debt as we lease or acquire new aircraft and other equipment to implement our growth strategy. As of December 31, 2008, we had firm commitments to purchase 85 aircraft, with an aggregate manufacturer’s list price of approximately $8.4 billion. We will require substantial capital from external sources to meet our future financial commitments. The continued credit crisis and related turmoil in the global financial system has increased and may continue to increase the costs of such financing.

     As a function of our fixed expenses, we may (i) have limited ability to obtain additional financing for working capital and other purposes, (ii) be required to dedicate a significant part of our cash flow to fixed expenses resulting from operating and finance leases for aircraft, (iii) incur higher interest or leasing expenses in the event that interest rates increase, or (iv) have limited ability to plan for or react to changes in our businesses, the civil aviation sector generally and general macroeconomic conditions.

     We depend significantly on automated systems and any breakdown in these systems may harm our business and results of operations.

     We depend on automated systems to operate our businesses, including our e-TAM portal, automated seat reservation system, fleet and network management system, telecommunications system and website. Significant or repeated breakdowns of our systems may impede access to our products and services by passengers and travel agencies, which may in turn lead them to purchase tickets from other airlines, adversely affecting our net revenues. Any interruption in our systems may result in the loss of important information and increase our expenses, which may cause a negative public perception of our airline and reduced demand for our services.

     A failure to implement our growth strategy may harm our results of operations and the trading price of our ADSs and preferred shares.

     Our growth strategy in the domestic and international markets and the consolidation of our leadership in both the domestic and international markets includes, among other objectives, increasing the number of markets we serve and increasing the frequency of the flights we provide. These objectives are dependent on approvals for routes in the appropriate geographic areas and obtaining adequate access at the airports. Guarulhos airport in São Paulo and Juscelino Kubitschek airport in Brasília are highly congested, and passenger utilization is near or at maximum capacity. In addition, Congonhas Airport in São Paulo and Santos Dumont airport in Rio de Janeiro are subject to slot restrictions that limit both the number of landings and take-offs and the times at which landings and take-offs can take place. Other airports may reach maximum passenger capacity in the future or impose slot restrictions, which would adversely affect our growth strategy. Any factor preventing or delaying our access to airports or routes which are vital to our growth strategy (including any inability to maintain our current slots and obtain additional slots at certain airports) may restrict the expansion of our operations and, consequently, adversely affect our growth objectives.

     Our Insurance expenses may increase significantly as a result of a terrorist attack, harming our financial condition and results of operations.

     Insurance companies may significantly increase insurance premiums for airlines and reduce the amount of insurance coverage available to airlines for civil liability in respect of damage resulting from acts of terrorism, war, or similar events, as was the case following the terrorist attacks of September 11, 2001 in the United States.

     In response to substantial increases in insurance premiums to cover risks related to terrorist attacks following the events of September 11, 2001 in the United States, the Brazilian government enacted legislation, authorizing the Brazilian government to assume civil liability to third parties for any injury to persons or goods on the ground caused by terrorist attacks or acts of war against Brazilian airlines operating in Brazil or abroad. However, the Brazilian government may, at its sole discretion, suspend the assumption of liability at any time, provided that it gives seven days’ notice of the suspension. If the Brazilian government suspended the assumption of liability, the Brazilian airlines are required to reassume the liability and contract for insurance in the market.

     Airline insurers may reduce their coverage or increase their premiums in case of terrorist attack, seizures, aircraft accident and the end of the assumption of liability by the Brazilian government or other events affecting civil aviation in Brazil or abroad. If there are significant reductions in insurance coverage, our potential liability would increase substantially. If there are significant increases in insurance premiums, our operating expenses would increase, adversely affecting our results of operations.

     We may not succeed in obtaining all aircraft and parts on time, which may result in a suspension of the operations of certain of our aircraft because of unscheduled or unplanned maintenance.

     At December 31, 2008, we had firm orders outstanding with Airbus for an additional 53 Airbus A320 family aircraft, four Airbus A330 family aircraft, and 22 Airbus A350 aircraft together with an additional ten options for Airbus A350 aircraft. We also had firm orders outstanding with Boeing for six Boeing 777 aircraft. Any disruption or change in the manufacturers’ delivery schedules for these new aircraft will affect our operations and would negatively affect our financial condition and results of operations because we would not be able to accommodate demand from additional passengers. Our ability to obtain these new aircraft from Airbus or Boeing may be affected by several factors, including (i) the fact that Airbus or Boeing may refuse to, or be financially limited in its ability to, fulfill the obligations it assumed under the aircraft delivery contract, (ii) the occurrence of a fire, strike or other events affecting Airbus’ or Boeing’s ability to fulfill its contractual obligations in a complete and timely fashion, and (iii) any inability on our part to obtain aircraft financing or any refusal by Airbus or Boeing to provide financial support. Our operations may also be affected by any failure or inability of Airbus or Boeing (or other suppliers) to supply sufficient replacement parts in a timely fashion, which may cause the suspension of operations of certain aircraft because of unscheduled or unplanned maintenance. Any such suspension of operations would decrease passenger revenue and adversely affect our financial condition.

     The reputation and financial results of airlines may be harmed by any accident or incident involving their aircraft.

     Any accident or incident involving the aircraft of any airline may require repair or replacement of the damaged aircraft and temporary or permanent loss of service, in addition to significant expenses arising from indemnities payable to injured passengers and third parties. On July 17, 2007, TAM flight 3054 from Porto Alegre to São Paulo—Congonhas had an accident during landing at Congonhas airport. There were no survivors aboard the aircraft and there were additional fatalities in a TAM cargo facility where the aircraft crashed. We believe that the level of insurance we have contracted for accidents is consistent with market practice. However, we may incur losses in the event that our insurance is insufficient to cover the damage from an accident. Any requirement to pay amounts not covered by our insurance may harm our business and results of operations. Any accident or incident involving one of our aircraft, even if completely covered by insurance, may affect our image and generate a public perception that we are less safe or reliable than other airlines, which would harm consumer demand, our revenues and our market position. In addition, any accident or incident relating to an aircraft operated by another airline and which involves one of the same models of aircraft as we have in our fleet may generate a public perception that the particular model of aircraft is unsafe, which may also harm demand for our services, revenues and, consequently, our results of operations.

     Our business may be adversely affected by downturns in the airline industry caused by terrorist attacks, war or outbreak of disease, which may alter travel behavior or increase expenses.

     Demand for air transportation may be adversely affected by terrorist attacks, war or political or social instability, epidemics, natural disasters and other similar events that are out of our control. Any of these events in the markets in which we operate could have a material impact on our business, financial condition and results of operations. Furthermore, such events could have a prolonged effect on air transportation and on certain expenses including insurance and airport fees.

     For example, the terrorist attacks in the United States on September 11, 2001 severely adversely impacted the worldwide airline industry. Airline traffic in the United States fell dramatically after the attacks and decreased albeit less severely, throughout Latin America. Our revenues depend on the number of passengers traveling on our flights. Therefore, any future terrorist attacks or threat of attacks, whether or not involving commercial aircraft, any increase in hostilities relating to reprisals against terrorist organizations or otherwise and any related economic impact could result in decreased passenger traffic and materially and negatively affect our business, financial condition and results of operations.

     In addition, the escalation of military activity in the Middle East and the public concerns about the possibility of an outbreak of disease (such as the H1N1 virus) could negatively impact the public’s willingness to travel by air. We cannot determine if and when such will occur and whether they will decrease demand for air travel, and thus materially and negatively affecting our business, financial condition and results of operations.

     Our operations are often affected by factors beyond our control, including airport congestion, weather conditions and increased safety measures.

     Like other airlines, we are subject to delays caused by factors beyond our control, including airport congestion, adverse weather conditions and increased safety measures. Delays have the effects of leaving passengers dissatisfied, reducing aircraft utilization (the average number of hours per day an aircraft is in operation) and increasing expenses, which may affect our profitability. Adverse weather conditions may cause cancellations of, or significant delays in, our flights. Cancellations or delays resulting from airport congestion, adverse weather conditions and safety related measures may decrease our revenues and harm our reputation as a punctual airline, which could lead to decreased demand for our services.

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

     Technical and operational problems in the Brazilian air traffic control systems since the last quarter of 2006 have led to extensive flight delays, higher than usual flight cancellations and increased airport congestion. This negatively affected our punctuality and operating results. The Brazilian government and air traffic control authorities have taken measures to improve the Brazilian air traffic control systems, but if the changes undertaken by the Brazilian government and regulatory authorities do not prove successful, these air traffic control-related difficulties might recur or worsen, which might have a material adverse effect on our business, our results of operations and our growth strategy.

     The successful execution of our strategy is partly dependent on us maintaining a high daily aircraft utilization rate, making us especially vulnerable to delays.

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

     Our principal shareholders TEP and Nova Fronteira collectively control 89.42% of our common stock and have the power to, among other things, (i) elect the majority of our directors, and (ii) control the results of any proposal requiring shareholder approval (including transactions with related parties, corporate re-organization, sales of assets and the timing and conditions of payment of any future dividends, subject to the minimum mandatory dividend distribution requirements under Brazilian corporation law). Our principal shareholders have the power to approve transactions that might not be in the interests of other shareholders and may prevent or frustrate any attempts to remove our current directors or executive officers.

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

     The sale of significant quantities of ADSs or preferred shares may cause the stock market price of our ADSs and preferred shares to decline.

     In the event that we or our shareholders elect to sell a significant number of our ADSs or preferred shares, or in the event that the market perceives that we have the intention of any such sale, the stock market price of our preferred shares or ADSs could decline significantly unless there are high levels of demand to purchase our ADSs or preferred shares.

     Brazilian securities markets are relatively volatile and illiquid. Therefore you may not be able to sell the preferred shares underlying the ADSs at the price and time you desire.

     Investing in securities that trade in emerging markets, such as Brazil, often involves greater risk than investing in securities of issuers in the United States, and such investments are generally considered to be more speculative in nature. The Brazilian securities market is substantially smaller, less liquid and can be more volatile than major securities markets in the United States. There is also significantly greater concentration in the Brazilian securities market than in major securities markets in the United States. Accordingly, although you are entitled to withdraw the preferred shares underlying the ADSs from the depository at any time, you may not be able to sell the preferred shares underlying the ADSs at the price and time you wish.

     Changes in Brazilian tax laws may have an adverse impact on the taxes applicable to a disposition of our preferred shares or ADSs.

     Law No. 10,833 of December 29, 2003 provides that the disposition of assets located in Brazil by a non-resident to either a Brazilian resident or a non-resident is subject to taxation in Brazil, regardless of whether the disposition occurs outside or within Brazil. This provision results in the imposition of income tax on the gains arising from a disposition of our preferred shares by a non-resident of Brazil to another non-resident of Brazil. There is no judicial guidance as to the application of Law No. 10,833 of December 29, 2003 and, accordingly, we are unable to predict whether Brazilian courts may decide that it applies to dispositions of our ADSs between non-residents of Brazil. However, in the event that the disposition of assets is interpreted to include a disposition of our ADSs, this tax law would result in the imposition of withholding taxes on the disposition of our ADSs by a non-resident of Brazil to another non-resident of Brazil.

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

     The Brazilian government may impose exchange controls and significant restrictions on remittances of reais abroad, which would adversely affect your ability to convert and remit dividends, distributions or the proceeds from the sale of our preferred shares and our capacity to make dividend payments to non-Brazilian investors and would reduce the market price of our preferred shares or ADSs.

     The Brazilian government may restrict the remittance abroad of proceeds of investments in Brazil and the conversion of the real into foreign currencies. The Brazilian government last imposed such remittance restrictions for a brief period in 1989 and early 1990. In the event that the Brazilian government determines that the Brazilian foreign currency reserves need to be maintained, it may impose temporary charges on any overseas remittance of up to 50% of the value of the remittance. We cannot assure you that the

Brazilian government will not take similar measures in the future. The return of any such restrictions would hinder or prevent your ability to convert dividends, distributions or the proceeds from any sale of our preferred shares into U.S. dollars and to remit U.S. dollars abroad and our capacity to make dividend payments to non-Brazilian investors. The imposition of any such restrictions would have a material adverse effect on the stock market price of our preferred shares or ADSs.

     If you surrender your ADSs and withdraw preferred shares, you risk losing the ability to remit foreign currency abroad and certain Brazilian tax advantages.

     As an ADS holder, you benefit from the electronic certificate of foreign capital registration obtained by the custodian for our preferred shares underlying the ADSs in Brazil, permitting the custodian to convert dividends and other distributions with respect to the preferred shares into non-Brazilian currency and remit the proceeds abroad. If you surrender your ADSs and withdraw preferred shares, you will be entitled to continue to rely on the custodian’s electronic certificate of foreign capital registration for only five business days from the date of withdrawal. Thereafter, upon the disposition of or distributions relating to the preferred shares, unless you obtain your own electronic certificate of foreign capital registration, or you qualify under Brazilian foreign investment regulations that entitle some foreign investors to buy and sell shares on Brazilian stock exchanges without obtaining separate electronic certificates of foreign capital registration, you would not be able to remit abroad non-Brazilian currency. In addition, if you do not qualify under the foreign investment regulations, you will generally be subject to less favorable tax treatment of dividends and distributions on, and the proceeds from any sale of, our preferred shares.

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

     We will not be able to offer our preferred shares to U.S. holders of ADSs pursuant to preemptive rights granted to holders of our preferred shares in connection with any future issuance of our preferred shares unless a registration statement under the Securities Act is effective with respect to such preferred shares and preemptive rights, or an exemption from the registration requirements of the Securities Act is available. We are not obligated to file a registration statement relating to preemptive rights with respect to our preferred shares, and we cannot assure you that we will file a registration statement. If a registration statement is not filed and an exemption from registration does not exist, JPMorgan Chase Bank, N.A., as depositary, will attempt to sell the preemptive rights, and you will be entitled to receive the proceeds of the sale. However, these preemptive rights will expire if the depositary does not sell them, and U.S. holders of ADSs will not realize any value from the granting of such preemptive rights.

ITEM 4. INFORMATION ON THE COMPANY

A. History and Development of the Company

General

     TAM S.A. is a holding company, founded in May 1997 (under the name CIT — Companhia de Investimentos em Transportes) for the specific purpose of participating in, managing and consolidating shareholdings in airlines. In November 1997, we implemented a corporate restructuring increasing TAM Marília’s stake in our capital and changing our corporate name to TAM — Companhia de Investimentos em Transportes. In September 2002 we again changed our corporate name to TAM S.A. We currently hold ownership interests in TAM Linhas Aéreas and TAM Mercosur. TAM Linhas Aéreas holds an ownership interest in TAM Viagens, TAM Capital, TAM Financial 1 and TAM Financial 2.

     TAM S.A. is a sociedade anônima de capital aberto organized and operating under the Brazilian law. Our headquarters are located at Avenida Jurandir, 856, Lote 4, 1º andar, CEP 04072-000, São Paulo, SP, Brazil. Our telephone number is +55 11 5582 9715.

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

     In 1993, we launched the TAM Loyalty Program (the first airline loyalty program in Brazil) in order to incentivize existing customers to fly with us more and to attract new customers. In 1998 we inaugurated our first international flight, between São Paulo and Miami. In 1999, we initiated flights to Paris through a codeshare agreement with Air France.

     In 1998, we acquired Itapemirim Transportes Aéreos Regionais (whose corporate name was changed to Interexpress Transportes Aéreos Regionais S.A.) and then acquired Helisul Linhas Aéreas S.A. (whose corporate name was changed to TAM Express S.A.).

     In 1999, TAM Express and Interexpress Transportes Aéreos Regionais merged into TAM Linhas Aéreas, resulting in greater integration, operational efficiency and a consequent reduction in expenses. As a continuation of this restructuring process, and as a result of the need to unify our regional, national and international operations, TAM — Transportes Aéreos Regionais S.A. was merged into TAM Linhas Aéreas in November 2000.

     On February 6, 2003, we signed a protocol of understanding with Varig for codesharing operations as a preliminary stage in a possible merger between the two companies. This was primarily intended to eliminate overlapping flights and to rationalize supply in the market. As a result of signing this protocol of understanding, we were able to reorganize our aircraft fleet, negotiate to return 19 Fokker 100 aircraft and to reduce our operating expenses.

     On February 15, 2005, as it became clear that the proposed merger would not take place, both parties (Varig and TAM S.A. submitted detailed plan to the CADE to cancel the codeshare arrangement. On February 23, 2005, the codeshare agreement was cancelled (with the approval of the CADE) with a deadline of May 24, 2005 to terminate codeshare operations with Varig. We ceased all codeshare operations with Varig on May 2, 2005.

     On June 17, 2005, we completed our initial equity offering of preferred shares, offering a total of 30,190,000 preferred shares to institutional investors in the United States and institutional and other investors elsewhere. On July 19, 2005, we and the selling shareholders in the equity offering issued a further 281,600 preferred shares pursuant to an over-allotment option granted to the underwriters in that offering.

     On March 15, 2006, we completed a follow-on equity offering of preferred shares in Brazil and our initial public offering of ADSs in the United States and elsewhere outside Brazil. This offering of preferred shares and ADSs was registered with the SEC and the ADSs are listed on the New York Stock Exchange. We became a reporting company under the Securities Exchange Act of 1934, or the Exchange Act. We offered 2,660,103 ADSs and 2,339,897 preferred shares, while the selling shareholders in that offering sold 21,209,462 ADSs and 9,408,636 preferred shares. On April 11, 2006, we and the selling shareholders in that offering sold an additional 1,103,000 ADSs pursuant to an over-allotment option granted to the underwriters in that offering.

     TAM Mercosur operates scheduled air transportation operations and is headquartered in Asunción, Paraguay. TAM Mercosur, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia, and was founded in March 1993 under the name Líneas Aéreas Paraguayas S.A. (LAPSA), with all capital stock held by the Government of Paraguay. The Paraguayan government currently holds 5.02% of TAM Mercosur’s capital stock. In January 1997, LAPSA’s corporate name was changed to Transportes Aéreos del Mercosur S.A. In September 2003, upon approval of TransAmérica’s dissolution and liquidation, we acquired all shares of TAM Mercosur held at the time by TransAmérica (which consisted of 94.98% of its capital stock). In the year ended December 31, 2008, TAM Mercosur’s net operating revenues represented 2.2% of our total consolidated net operating revenues. In 2007, we began a project to streamline the management of TAM Mercosur by integrating key administration and management functions with our central management in Brazil.

     TAM Viagens is a limited company (sociedade limitada) and tourism operator controlled by TAM Linhas Aéreas. Through TAM Viagens, we package and sell tourism travel and corporate events in Brazil and abroad.

     In 2007, TAM Linhas Aéreas incorporated TAM Capital as a wholly-owned subsidiary, organized under the laws of the Cayman Islands, for the purpose of issuing U.S.$300,000,000 7.375% senior guaranteed notes due 2017 on April 25, 2007. On December 18, 2007 we completed an exchange offer pursuant to which holders of 99.2% of the notes issued on April 25, 2007 exchanged their notes for new notes that were registered under the Securities Act of 1933, as amended, and otherwise carried identical terms.

     In 2007, TAM Linhas Aéreas incorporated TAM Financial 1 Limited as a wholly-owned subsidiary, organized under the laws of the Cayman Islands, for the purpose of raising funds for the payment of pre-delivery payments in respect of four Boeing 777 aircraft, and also incorporated TAM Financial Services 2 Limited as a wholly-owned subsidiary, organized under the laws of the Cayman Islands, whose main activities include aircraft acquisition and financing.

     In 2008, we joined the Star Alliance, the largest global alliance in commercial aviation, in terms of the number of members as well as geographical coverage. During 2008, the integration process began with experts from TAM, its mentor in the alliance, United, and the Star Alliance, teaming up to ensure we met the requirements for the association. These include, for example, compatibility with StarNet – the Star Alliance’s IT backbone – common guidelines for dealing with passengers and the accumulation and redemption of loyalty program points.

     Once TAM becomes a full-fledged member of the global alliance which is expected at the end of 2009, it will share products and services in 1,000 airports and 170 countries in which it operates. Services include baggage check-in to the final destination, easier connections and the convenience of more than 800 VIP lounges. Another benefit for clients will be the integration of all the Star Alliance member companies’ frequent flier programs, which will make accumulating points easier, provide more redemption options and give priority to service and boarding.

     In 2008, we began operating our aircraft the with largest capacity, the Boeing 777-300ER that currently transports up to 365 passengers on our routes connecting Brazil, Germany, England and Chile. These Boeing aircraft were financed by a structured deal with a financial guarantee from the Export-Import Bank of the United States (Ex-Im Bank) and included the participation of four international financial institutions: Calyon, Natixis, Pefco (Private Export Funding Corporation) and Société Générale. In this same year, we finalized the phase-out program of 100-seat aircraft from our fleet and returned our MD-11s, older and less efficient aircraft that we had used to operate some of our long haul routes.

Capital Investments

     During 2008, we invested R$637 million in fixed assets, primarily due to aircraft acquisition, and replacement parts for our fleet and R$133 million in intangible assets. During 2007, we invested R$311 million in fixed assets primarily for replacement parts for our fleet and R$37 million in intangible assets.

     For more information on our capital investments, see below “Item 5 – Operating and Financial Review and Prospects– B. Liquidity and Capital Resources”.

B. Business Overview

Overview

     We provide scheduled air transportation in both the domestic market and the international market through our operating subsidiaries TAM Linhas Aéreas and TAM Mercosur. According to data provided by ANAC, we are the leading airline in the domestic market, with a 50.3% market share in December 2008 and a 48.8% market share in December 2007, as measured in RPKs. We offer flights throughout Brazil, serving the largest number of destinations in Brazil of all Brazilian airlines, and operate scheduled passenger and cargo air transport routes to 42 cities, in addition to 37 other domestic destinations that we serve through regional alliances with other airlines. We also directly serve 18 international destinations and provide connections to other destinations through commercial agreements with United Airlines, Lufthansa, TAP, LAN and other airlines. We offer convenience to our passengers by offering frequent and direct flights to and from all major domestic airports at competitive prices. In 2008 we carried approximately 25.6 million passengers on domestic flights and approximately 4.5 million passengers on international flights. We carried approximately 24.2 million passengers on domestic flights and 3.7 million passengers on international flights in 2007. In 2008, we averaged 772 take-offs per day and in 2007 we averaged 734 take-offs per day. In order to meet domestic demand, we primarily cater to the business market, but also operate in the leisure and cargo markets, which complement our primary operations and allow us to maximize the use of our aircraft.

     At December 31, 2008, we operated with a fleet of 129 aircraft, consisting primarily of Airbus models A340, A330, A321, A320 and A319, as well as Boeing models B777 and B767, and we had 24,389 employees. As of the same date, TAM Linhas Aéreas consisted of 129 aircraft, as set forth in the table below, including three Airbus A320 subleased to TAM Mercosur.

     Since our incorporation, we believe that we have demonstrated a history of sustained growth and a proven ability to adapt with the development of the civil aviation industry in Brazil and around the world. We believe that Brazil is currently the fourth largest domestic aviation market in the world and has one of the busiest shuttle services in the world (São Paulo - Rio de Janeiro).

     We believe that we have a strong corporate culture, embedded by our founder (Captain Rolim Adolfo Amaro) that permeates all levels of our company and continues to guide the day-to-day activities of our management. In order to ensure that we act in accordance with best practices and provide value-added service to our passengers, we seek to embed our culture in our employee training, and believe that our entire staff is a product of this practice. Our mission is to be the people’s favorite airline company, through joy, creativity, respect and responsibility, and we consistently transmit this mission statement to our employees.

     Our principal strategic goal is to consolidate and expand our leadership in the domestic passenger market and to attain high levels of profitability. We will seek to pursue this goal by offering an overall service that gives passengers superior value for money by continuing to reduce expenses and by improving the return on capital invested.

	Total at December 31,

Model	2008	2007	2006

Boeing 777	4	—	—
MD 11	—	3	—
Airbus A340	2	2	—
Airbus A330	16	12	10
Boeing 767	3	—	—
Airbus A321	3	3	—
Airbus A320	81	70	50
Airbus A319	20	15	14
Fokker 100	—	10	21

Total	129	115	95

Competitive Advantages

We believe that our principal competitive advantages are:

•	Value-added service at competitive prices. We believe that we offer the best combination in the domestic market of a network of destinations and frequent flights, with value-added service, high on-time rates and competitive prices, based on:

	•	broad domestic network of destinations: our own domestic network serves 42 destinations in Brazil, many of which are direct flights, offering greater convenience to our clients. Through our regional alliances with Passaredo Transportes Aéreas Ltda. (Passaredo), Total Linhas Aéreas S.A. (Total Linhas), Trip Transporte Aéreo Regional do Interior Paulista Ltda. (Trip Transporte) and NHT Linhas Aéreas Ltda (NHT), our network extends to a further 37 destinations in Brazil;

	•	convenient schedules with high on-time arrival rates: according to ANAC, we offer more frequent flights than our domestic competitors and have achieved a high percentage of on-time arrivals;

	•	efficient network of international destinations and supporting domestic service: we currently serve 18 profitable international destinations (ten in South America, three in North America and five in Europe) that are in high demand by the Brazilian public. We also serve various other destinations in North America, Europe, and other continents through agreements with several international carriers;

	•	special services: we have developed special services to meet specific demands and optimize the use of our aircraft, such as night and holiday flights offered at promotional rates.

•	Focus on cost management. We are an airline with low operating expenses. In 2003, we initiated the implementation of a restructuring project that initiated a cultural change within the company, making our employees aware of cost management. We continuously seek opportunities to reduce expenses focusing our efforts on reducing operating, commercial and administrative expenses. Our overall CASK increased from R$16.37 in 2007 to R$17.31 in 2008 and our CASK excluding fuel decreased from R$11.04 in 2007 to R$10.43 in 2008. Some of our principal cost savings arise from:

	•	efficient use of our aircraft: we maintained the average load factor of our aircraft and the daily average block hours per aircraft by optimizing our network of destinations and our fleet. In 2008, the average load factor of our aircraft was 71.0% and the block hours per aircraft was 12.5 hours, compared to 70.4% and 12.6 hours in 2007;

	•	modern and flexible fleet: we have one of the newest fleets in the domestic market, with an average age of 5.5 years at December 31, 2008. Our use of a modern fleet allows us to reduce operating and maintenance expenses. We primarily operate Airbus narrow-bodied aircraft in the domestic and South American markets and Airbus and Boeing wide-bodied aircraft in the long haul routes, providing us with the flexibility required to serve routes of different passenger densities. We believe that all of our aircraft are equipped with the most advanced equipment and technology, ensuring greater reliability, comfort and safety. In 2008, we received 4 Boeing 777-300ERs, with further firm orders for four aircraft of the same model to be delivered in 2012 and additional 2 to be delivered in 2013;

	•	proprietary maintenance team: we have our own maintenance team trained to serve all aircraft in our fleet quickly and at a labor expenses we believe is lower than that of our competitors. We also have our own maintenance center in the city of São Carlos (in the interior of the state of São Paulo) which performs all hull maintenance on our aircraft and also provides maintenance services for other airlines in Latin America. By using our own maintenance center, we have been able to reduce the maintenance time of our aircraft and, consequently, obtain more efficient use of our aircraft; and

	•	use of technology in operating processes: in addition to using globally-renowned systems to assist in activities such as network and fleet management, we are developing proprietary internal management systems with innovative solutions that allow greater flexibility and skill in performing our daily operations. During 2005, we finalized implementation of the e-TAM portal, which consolidates sales made through indirect channels and provides us with greater flexibility in decision-making and allocating sales commissions.

•	Innovative services and products combined with a strong brand and our “espírito de servir” (spirit of service). Our corporate culture is based on providing value-added services to our passengers. We consistently seek to make travel a more convenient and comfortable experience for our passengers and believe that we have successfully positioned our brand so as to associate it with superior service, aircraft and technologically-advanced operations. We strive to be a company that is focused on our passengers, translating our “spirit of service” into all operations, and we believe this is evidenced by:

	•	high on-time arrival rates and frequent flights;

	•	a modern fleet equipped with interiors specifically designed to afford greater comfort to our passengers, with the widest middle seat of all the Airbus model aircraft;

	•	a polite approach to our passengers, including the aircraft captain personally welcoming passengers during boarding, a courteous flight crew and attendants and our red carpet welcome for passengers at airports;

	•	video and audio entertainment on domestic flights, in addition to offering in-flight meals and magazines;

	•	self-service options for check-in in major airports; and

	•	open channels of communication with our passengers through our call center, our “Talk to the President” program and online service chat sessions at our portal.

•	TAM Loyalty Program. We were the first airline in Brazil to offer a loyalty program, and there are currently over 5.4 million members in the TAM Loyalty Program. We regard our loyalty program as a strong relationship tool and believe that it is the most flexible loyalty program in the market because it imposes no restrictions on flights or the number of seats available when members are redeeming accumulated points in the domestic or South American market. Members may accumulate points quickly and easily by flying on TAM or partner airlines, making purchases through TAM Loyalty Program-affiliated credit cards or using services and products at partner establishments. In addition, the TAM Loyalty Program strengthens lines of communications with our passengers.

•	Multiplus Fidelidade. In 2009, we launched a new program meant to create a network of loyalty programs, with an attempt to maximize the full potential of customers’ loyalty. Multiplus Fidelidade is an expansion of a loyalty program concept, a tool to assist partner companies and capture and retain customers and increase sales. It is a real coalition of loyalty programs that permits the accrual of points for redemption for products or services with different partners. We believe this program is a source of value generation and have dedicated a team to focus on its development.

•	An experienced management team and motivated professionals.

     To further the Company’s mission, we hire and retain motivated professionals. We consider the talent, skill and dedication of our employees as a key competitive edge. We are deliberate about keeping our employees satisfied and motivated by providing them with ongoing professional development, ensuring their safety and adopting a people-oriented approach to management. In our recruiting and selection process we deliberately look for employees with the potential to fit in the “TAM” profile. Persons who are hired attend an orientation to educate them about the Company’s history, the founder’s principles, and our fundamental values, mission and culture. Management also invests in our employees through the Commander Rolim Amaro Training Academy, and providing opportunities for internal transfers.

     Some of our key motivational tools include an:

“Employee of the Month” and “Employees of the Year” Program; Breakfasts with team managers; Graduations for flight attendants; a Quality of Life Program; Barbecues for technical crew. Employees are encouraged to communicate to management through the Chief Executive Officer Blog, which fosters a dialogue between the Chief Executive Officer and the employees; and the TAM Ethics Channel, a medium where employees can write their comments, suggestions or concerns and be answered on an individual basis with total privacy.

     The Company’s compensation policy for executives is variable. For all other levels the compensation policy is profit sharing, reflecting employee needs and the market, within the bounds of current legislation and the terms and conditions of the Airline Ground Crew and Pilots Union’s collective labor agreements.

Strategy

     Our strategic goal is to consolidate our leadership in the domestic and international passenger markets and to attain high levels of profitability in both markets. We will seek to pursue this goal by offering an overall service that delivers superior value to passengers by continuing to reduce expenses and by increasing the return on capital invested. To reach these objectives, our strategies are:

•	Continue providing superior customer service. One of our key strategies is to offer differentiated and high-quality service. Relying on a strong and reliable network, we consistently seek to make travel more convenient and comfortable for our passengers and to perfect our service and strengthen our commitment to passengers.

•	Increase revenue with profitability, serving a greater number of passengers at a competitive price. We will seek to continue to provide what we believe is a service that delivers the best value to our customers in the domestic market, offering more convenient and higher quality services at competitive prices. Our goal is to increase revenues as well as profitability through:

	•	expansion of business traveler market: consolidating and expanding our traditional passenger base of business travelers, who we believe represent approximately 75% of demand for our domestic flights, through measures focusing on business travelers and sales channels that traditionally serve that market;

	•	growth in our tourism and leisure travel operations: we believe that the tourism and leisure markets are complementary to our core market of business travelers. In order to use our fleet more efficiently, our strategy involves capturing additional demand in the tourism and leisure market through specific promotions for holidays and local events (for example, festivals and city anniversaries, among others) using our scheduled operations. We also serve leisure travelers by (i) the operation of charter flights, and (ii) the sale of tourism packages through TAM Viagens (an indirect subsidiary controlled by TAM Linhas Aéreas). We believe that we are the largest charter operator in Brazil, with gross revenues of R$412 million and R$166 million at December 31, 2008 and December 31, 2007, respectively, representing approximately 3.9% and 2.0% of our consolidated revenues for the same periods. Through our subsidiary TAM Viagens, we also own the second-largest tourism and leisure travel operator in the country;

	•	selective expansion in international markets: in the last three years, our international operations have consistently grown as a percentage of our total revenues. In the year ended December 31, 2008, international flights represented 39% of our ASKs. Our strategy involves maintaining our leadership in the international market and selectively identifying new international destinations to serve our customers; and

	•	expansion of our cargo business: we have focused on greater utilization of cargo space in our aircraft to develop our cargo business line, while maintaining our commitment to further improve service to our passengers. Our cargo transportation business line represented R$1,009 million or 9.3% of our consolidated revenues at December 31, 2008 and R$777 million or 9.2% of our consolidated revenues at December 31, 2007.

•	Reduce our operating expenses, optimize the use of our fleet and streamline our processes. We believe that successfully implement of our strategy we need to reduce expenses and improve how we invest. We are pursuing this strategy by:

	•	maintaining a standardized, efficient and flexible fleet: we will continue to optimize the size of our fleet, in order to keep maintenance and operating expenses for our fleet at a low level. In 2006, we announced our decision to phase out our entire fleet of Fokker 100 aircraft by mid-2008 and we met that goal. As a result of this decision, we have been exclusively using Airbus A320 family aircraft in the domestic market from mid-2008. We maintain a high aircraft utilization and to maintain a flexible fleet with aircraft capable of easily adapting to the differing levels of demand from route to route; and

	•	increasing productivity by redesigning operational processes and using technology: since the implementation of our restructuring project in 2003, we have applied a cost reduction policy aimed at increasing our productivity through new information technology tools, redesigning operational processes and redeployment of labor and outsourcing activities which are not related to our core strategy. We also hope to obtain economies of scale by increased growth in our operations.

Products and Services

     Our principal product is the scheduled air transportation of passengers. In addition, we also have products targeted specifically towards the development of domestic and international tourism. We also provide cargo transportation operations.

     We set out below a breakdown of our gross revenues by type of service rendered for the periods indicated:

	Year Ended December 31,

	2008	2007

By type of service rendered:	(R$ millions)
Domestic
Scheduled — Passengers	5,968	4,682
Charter — Passengers	195	152
Cargo	459	360

	6,622	5,194

International
Scheduled — Passengers	2,804	2,109
Charter — Passengers	19	20
Cargo	550	417

	3,372	2,546

Other
TAM Loyalty Program	441	144
Travel and tourism agencies	64	30
Other (includes expired tickets)	421	414

	926	588

Total Gross	10,920	8,328
Sales taxes and other deductions	(407)	(309)
Revenue	10,513	8,019

Sales and Distribution

     We are developing several direct and indirect distribution channels for ticket sales of air fares. We plan to increase direct sales (which at December 31, 2008 represented approximately 17.1% of our total ticket sales) through promotion of the leisure market and by making it easier for our passengers to purchase tickets; this principally involves direct sales through the internet and through our call center. We were the first airline in Latin America to sell tickets on the internet. Through our website, registered users may purchase tickets online, receive customer service, make reservations up to one hour before departure and access information relating to the TAM Loyalty Program, for example. As part of our plan to increase direct sales through the internet, in 2006 we launched a new “fare profile” system for sales of domestic tickets. This system involves the presentation of five different color-coded fare profiles that are intended to make identification of fare types and related rules simpler for our passengers. The five fare profiles are “Promo,” “Light,” “Flex,” “Max” and “Top.” We launched a marketing campaign highlighting this new fare profile system at the time of launch and recorded an increase of approximately 40% in direct sales in the month after introduction. In 2008, 82.9% of our sales were through travel agencies and 17.1% were through direct channels, of which 10.3% were through the internet.

     Our call center allows passengers an alternative means to make reservations and purchase tickets 24 hours a day. To a lesser extent, we also sell tickets through our network of stores located in the main cities of Brazil.

     Indirect sales are those made through corporate travel agencies, agencies with registrations and pre-approved credit and travel operators. Currently, there are approximately 5,000 travel agencies authorized to sell our tickets in Brazil.

     We use our proprietary e-TAM portal to integrate our entire sales chain, from the time of reservation to passenger boarding, consolidating indirect sales and eliminating the GDSs (or Global Distribution System, an electronic passenger distribution system) in our distribution chain. Data obtained from the e-TAM portal allows us to offer passengers a set of customized services, based on the “one-to-one” concept. In the last 12 months of operation, 95.8% of indirect channel reservations made in Brazil are now made through the e-TAM portal.

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

Pricing Policy, Revenue and Yield Management

     In general, prices charged in the Brazilian domestic market by airlines are freely set by the airlines, with ANAC responsible for monitoring the prices. No discounts greater than 65% of the total price may be granted without ANAC’s approval five days in advance of the date such discounts will be offered to consumers. Brazilian airlines are freely able to set their prices. See “Item 4. Information on the Company — B. Business Overview — Regulation of the Brazilian Civil Aviation Industry — Rights to Operate Air Routes — Prices.”

     We believe that our current pricing policy is dynamic. Focusing on maximizing profitability, we aim to define particular niches within the market to better serve projected demand. Pricing availability is based on traffic projections and is accompanied by closely monitored performance indicators. Our pricing policy focuses specifically on our indirect distribution channels (GDS system and e-TAM portal) and direct channels (our website, reservation call center and stores).

     We seek to achieve the greatest possible competitiveness for each origin/destination in relation to the competition, keeping in mind at all times our product’s added value in terms of flight frequency, schedules, the TAM Loyalty Program and our on-time record.

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

     We believe that we have an efficient and accurate system for collecting data on reservations, departures and revenue. The system also monitors levels of overbooking and recommends discounts for future departures. Data relating to reservations and departure is collected daily, forming reservation profiles for each flight and allowing specific recommendations from flight to flight. The system allows our analysts to ascertain whether flights are above or below historic reservation levels and decide whether to close the discount classes or offer more space for passengers who generate higher revenues. Accordingly, our yield management practices allow us to anticipate and react quickly to market changes.

     We currently have a team of analysts dedicated to revenue and price management. These professionals are divided by market sector and have particular knowledge of specific routes in order to better understand features which are specific to each route (such as holidays, high and low season, peak schedules and days and the competitive environment).

Air Transportation Operations

     Passenger transportation

     Scheduled domestic operations

     We currently operate an average of 627 daily flights to 42 destinations in Brazil. Through our regional alliances with Passaredo, Total Linhas, Trip Transporte, and NHT we serve an additional 37 domestic destinations.

     Passenger traffic in the domestic market represented approximately 58.6% of our revenues in 2008, 60.3% in 2007 and 65.4% of in 2006. Our RPKs in the domestic market increased 10.6% in 2008, 12.5% in 2007 and 31.8% in 2006. The RPKs in the total domestic market increased 7.4% in 2008, 11.9% in 2007 and 13.1% in 2006.

     In 2008, according to data provided by INFRAERO, we recorded the highest number of passengers transported in 27 of the 42 airports we serve. The table below sets forth the airports we serve in Brazil, our average number of departures per day at those airports and the number of passengers who took our flights in 2008:

	Average Number
	of Departures per	Passenger
	day with our	Departures per
Route	Aircraft(1)	year(2)

São Paulo (Congonhas)	96	2,993,051
São Paulo (Guarulhos)	68	2,285,041
Rio de Janeiro (Galeão)	52	1,420,611
Brasília	66	1,366,203
Belo Horizonte (Confins)	30	936,026
Salvador	38	933,068
Porto Alegre	21	865,423
Rio de Janeiro (Santos Dumont)	24	819,952
Curitiba	27	777,082
Recife	26	752,737
Fortaleza	20	642,564
Vitória	17	524,231
Belém	14	464,390
Florianópolis	15	436,387
Natal	9	343,684
Manaus	9	324,690
Goiânia	11	323,992
São Luiz	7	257,135
Foz Do Iguaçu	6	253,002
Cuiabá	7	246,157
São Paulo (Viracopos)	12	220,848
Campo Grande	7	218,528
Maceió	6	195,465
Aracaju	6	192,208
Londrina	5	162,386
João Pessoa	4	137,492
Uberlândia	3	126,339
São José Do Rio Preto	5	125,666
Macapá	3	122,016
Ribeirão Preto	4	120,652
Teresina	4	116,632
Porto Seguro	6	99,625
Ilhéus	3	97,596
Porto Velho	2	97,454
Navegantes	3	96,222
Palmas	2	78,049
Santarém	3	75,588
Joinville	3	75,047
Marabá	2	65,151
Boa Vista	2	59,424
Rio Branco	1	47,641
Imperatriz	2	44,608
__________________
(1)	Figures relate to departures on TAM aircraft only.
(2)	Figures relate to TAM Issued tickets (and include departures on non-TAM aircraft).

     Scheduled international operations

     We operate an average of 73 daily international flights to Buenos Aires, Santiago, Asunción, Montevideo, Lima, Ciudad del Este, Santa Cruz de la Sierra, Cochabamba, Bariloche, Caracas, Miami, Orlando, New York, London, Paris, Frankfurt, Madrid and Milan. Our codeshare agreements with LAN Group, Pluna, United Airlines, Air Canada, TAP, Lufthansa and BMI allow our passengers to make connections to destinations in Latin America, the United States and Europe, in addition to access to other services, such as check-in at desks of our partner airlines, simplified baggage shipping, access to VIP lounges and the ability to earn points in the TAM Loyalty Program. We also have agreements allowing us to offer our passengers a wide range of destinations around the world.

     International scheduled passenger traffic represented 25.7% of our revenue in 2008, 25.3% in 2007 and 19.6% in 2006. Our RPKs from international flights grew 40.2% in 2008, 70.6% in 2007 and 41.6% in 2006, successive increases that have resulted primarily from increased capacity on selected routes that presented substantial traffic throughout the year. The RPKs of Brazilian carriers in the total international market increased 25.7% in 2008, compared to a decrease of 5.1% in 2007 and 30.4% in 2006. Our share of the international market operated by Brazilian carriers was 75.2%, 67.5% and 60.6% in 2008, 2007 and 2006, respectively, successive increases that have resulted primarily from a decrease in Varig’s long haul international flights as result of its liquidation.

     Cargo transportation operations

     We also earn revenues through cargo transportation operations. These operations represented 9.2% of our total revenues in 2008, 9.3% in 2007. TAM Cargo is our freight business unit, reporting directly to our Commercial and Planning Vice President. We do not operate exclusive cargo aircraft; however, we sell the empty space available on the belly of passenger aircraft.

     We are improving our domestic cargo terminal operating structures, resulting in faster package receiving. By the end of the first half of 2009, we expect to implement a new cost saving and advanced tracking system, which will allow shippers to track in detail the entire path of their freight. Our strategy for this division in 2009 is to increase the freight of small packages, which usually have higher yields.

     In the international cargo segment we are improving our management systems, which will result in quicker processing, and better revenue monitoring these improvements will help us analyze market behavior to enhance our monitoring and decision making with respect to the shipments. We are entering into Special Prorate Agreements (SPA) with several airline companies, allowing us to send shipments worldwide. We are also in the final phase of the Global Partners Project, with all major International Cargo Agents, in order to increase the volume sold and TAM Cargo’s brand awareness.

     Travel and tourism operations

     We also have a travel and tourism operation, TAM Viagens. In 2008 and 2007, this business represented 3.9% and 2.1% of our total revenues respectively. TAM Viagens offers complete packages including air tickets, ground transportation, hotels, tours and several tourism services. Nowadays, it is one of the largest tour operators in Brazil and has 68 of its own stores, and deals with 5,000 agencies all over the country, offering products to more than 600 tourist destinations.

     Its main objective is to attract passengers flying for tourism and leisure to seats that would otherwise be empty during certain flights, either off-peak flights, or flights during low season – as the Brazilian market has the characteristic of being predominantly composed by business passengers that fly during specific periods of the day. Our tour operator also has fundamental importance in promoting and selling tickets for newly launched flights. We have commercial offices in the U.S. and Argentina, where we focus our sales efforts on promoting trips to Brazil.

     In the first half of 2009, we will promote a codeshare with our Loyalty Program, accepting points for the sales of packages. Recently, we also started the process of opening TAM Viagens franchise stores, which will increase the reach of our operations at no additional cost, improving further our margins.

Marketing

     TAM Loyalty Program

     The TAM Loyalty Program was the first loyalty program launched by a Brazilian airline and represents a key element in our marketing strategy. We believe our program is the most flexible in the market because it imposes no restrictions on flights or the number of seats available when members are redeeming accumulated points. The TAM Loyalty Program has more than 5 million members and approximately 7 million free flights have been distributed since its creation in 1993. Members may accumulate points by flying on TAM or partner airlines, making purchases through TAM Loyalty Program-affiliated credit cards or using services and products at partner establishments. Both Unibanco — União de Bancos Brasileiros S.A., or Unibanco and Banco Itaú S.A. offer credit cards that allow holders to earn Loyalty Program points, and credit cards are available in both MasterCard and Visa designations. There are three tiers in the TAM Loyalty Program (white, blue and red) and qualification for a particular tier is based on miles flown. The rate at which points are accumulated varies depending on the tier of membership. Blue and red cards receive extra benefits and higher points, therefore allowing the member to accrue points that can be redeemed for free travel more quickly.

     Points earned by TAM Loyalty Program members must be redeemed for tickets within two years, and historically approximately 32% of points expire without being redeemed. This two year period for redemption limits the growth in liabilities arising from the TAM Loyalty Program, assuming a stable trend in relation to the number of passengers we carry. See “Item 5. Operating and Financial Review and Prospects — A. Operating Results — Critical Accounting Estimates and Judgments — Revenue Recognition”.

     Communications with our passengers

     Our “Talk to the President” initiative was introduced to encourage passengers to give us suggestions, compliments and complaints. The Talk to the President initiative involves employees responsible for receiving and forwarding thousands of correspondences per month, including response cards, faxes, e-mails and telephone calls. Our 0800 123 000 hotline number works 24 hours a day, 7 days a week. Issues raised by passengers are surveyed, researched and analyzed, and we seek to keep the customer informed as to the progress of their request and/or suggestion until resolution or implementation. In 2008, the Talk to the President initiative received 179,564 responses from passengers (including complaints, complements and other comments) compared to 153,978 in 2007 and 155,643 in 2006. The Talk to the President service is also accessible to customers in 12 of the foreign airports in which we operate.

     In addition to the Talk to the President initiative, we distribute the monthly President’s Letter on our flights and our website. The President’s Letter discusses issues relating to TAM, in addition to others considered important to our passengers.

Fleet

     General

     Our fleet policy focuses on achieving the highest levels of safety, quality, efficient scheduling and high on-time arrival rates (as well as rationalizing maintenance expenses). Currently, our fleet consists of advanced-technology jet aircraft, yielding cost benefits (such as those arising from the greater ease of transition of technical crews from Fokker to Airbus aircraft), allowing us to achieve high results in efficiency indices and qualifications relating to safety standards. See “— Safety.”

     The two Airbus “families” operating in our fleet are the A330-200 and the A340-500 aircraft (wide-bodied aircraft used for long-distance flights), and the A321, A320-200 and A319-100 aircraft (narrow-bodied aircraft used for medium and short-distance flights). The aircraft in these families differ by number of seats, allowing us to be more flexible in making commercial decisions. The A321, A320 and A319 models are considered to be among the most comfortable aircraft operating in Brazil in their category, with flexibility to operate at low cost on routes with up to five hours of flying time. They are also the only Brazilian narrow-bodied fleet to have fly-by-wire flight controls, with computers receiving and analyzing each pilot command, making flying more efficient and accurate. Airbus family aircraft also have the benefit of standardized maintenance and operations, allowing pilots and technicians to transition between different models after minimum additional training. All our aircraft are equipped with the best and most advanced equipment and software options offered by the manufacturer, giving us what we believe is one of the most advanced aircraft fleets in the world.

     We have data communications between our aircraft and departments, even when flying. For this purpose, we have developed a proprietary DMS (Datalink Management System) that allows us to manage all information sent in real time by the ACARS (Aircraft Communication Addressing and Reporting System) installed in our fleet. Using the aircraft DMS, pilots may send text messages similar to e-mail to any of our sectors. Messages transmitted via satellite appear on the DMS user screen in real time. In addition to communicating with the pilot, these resources also allow remote online monitoring of aviation systems, such as computer function, landing and departure time, fuel consumption and engine performance parameters. As a result, any operating variance may be analyzed by our maintenance technicians even before the aircraft arrives at its destination. The technology yields not only savings but also significant improvements in efficiency and safety.

     The quality of our technical services is regularly audited by the Brazilian and international authorities, manufacturers and insurance companies. As a result of the requirements of our codeshare agreements with United Airlines and Lufthansa, we also meet the maintenance and safety compliance requirements of the competent international aviation authorities in this regard.

     The advantages of modern technology, combined with excellent operating and maintenance standards for the aircraft, are that we can yield high equipment utilization rates with reliability levels (“technical dispatch capacity”) above the industry average for all equipment we operate. Our fleet has maintained high technical dispatch capacity indices according to standards defined by IATA. This index measures the on-time departure capacity of aircraft without taking into consideration external factors such as bad weather. In 2008, we had an average technical dispatch capacity index of 98.8% (compared to 98.6% in 2007) for our fleet in operation (which is the reference point used in auditing our technical services). That data is audited by aircraft, engine and equipment manufacturers according to a unified standard set by IATA.

     TAM Linhas Aéreas has RBHA (Brazilian Aviation Approval Regulation) certifications 121 and 145 for maintenance operations and services. It also has an EASA 145 certification for maintenance services, which are performed at the São Carlos maintenance center in São Paulo.

     In 1998 we earned a U.S. Federal Aviation Regulation (FAR 129) operating certification, and in 1999 a European certification from the Direction Générale de L’Aviation Civile — DGAC, allowing us to operate without restrictions in any European or U.S. city. In addition to the destinations to which we operate scheduled flights, such as Miami, New York, Orlando, Paris, London, Madrid, Milan and Frankfurt, these certifications also permit us to operate scheduled flights to Washington, Indianapolis, Lisbon, Barcelona, Zurich, Amsterdam, and Moscow.

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

     The following table shows our fleet over the last three years:

				To be Returned/ Out of Operation
	In Operation							Total

	December 31,			December 31,			December 31,

Model	2008	2007	2006	2008	2007	2006	2008	2007	2006

Boeing 777	4	—	—	—	—	—	4	—	—
MD 11	—	3	—	—	—	—	—	3	—
Airbus A340	2	2	—	—	—	—	2	2	—
Airbus A330	16	12	10	—	—	—	16	12	10
Boeing 767	3	—	—	—	—	—	3	—	—
Airbus A321	3	3	—	—	—	—	3	3	—
Airbus A320	81	70	50	—	—	—	81	70	50
Airbus A319	20	15	14	—	—	—	20	15	14
Fokker 100	—	5	19	—	5	2	—	10	21

Total	129	110	93	—	5	2	129	115	95

     The TAM Airlines (TAM Mercosur) fleet consists of three Airbus A320 aircraft (sub-leased from TAM Linhas Aéreas).

     The average age of the TAM Linhas Aéreas fleet is one of the lowest in global aviation and is the lowest in Brazil: 5.6 years for Airbus A319/320/321 model aircraft, and 5.2 years for Airbus A330/340 model aircraft. With 129 aircraft in operation, the overall average age of our fleet was 5.5 years at the end of 2008.

     The following table sets forth the historical and projected development of our operational fleet at December 31 in each of the years indicated:

	2006	2007	2008	2009	2010	2011

	(Number of aircraft)
Airbus A330/A340	10	14	18	18	20	22
Airbus A319/A320/A321(1)	64	88	104	107	110	113
Fokker F-100	19	5	—	—	—	—
MD-11	—	3	—	—	—	—
Boeing 767	—	—	3	3	3	3
Boeing 777	—	—	4	4	4	4

Total	93	110	129	132	137	142

___________________
(1)	Our fleet projection is based on the following: we currently have firm orders with Airbus for 37 Airbus aircraft (31 aircraft narrow body family A320 and 6 A330) for delivery by 2012 and 20 confirmed options for A320 family aircraft (including A319, A320 and A321) for delivery before the end of 2014. In addition we have firm orders for 22 Airbus A350XWB models 800 and 900, with options for 10 more, with delivery between 2013 and 2018. In 2006, we ordered 4 Boeing 777-300ER with options for 4 additional aircraft, which were exercised in 2007. Upon receipt of the four aircraft in 2008, we had six firm orders placed with Boeing for this type of aircraft, of which four are expected to be delivered in 2012 and two in 2013.

     We phased out our entire fleet of Fokker-100 aircraft in 2008, at which point we started operating only Airbus A320 family aircraft in the domestic market.

     On March 19, 1998 we entered into an agreement with Airbus pursuant to which we agreed to lease 38 Airbus A319/A320/A321 family aircraft. The last aircraft was delivered in February 2008. In November 2006, we entered into an agreement with Airbus pursuant to which we agreed to lease 31 A319/A320/A321 family aircraft, with 20 additional options and six A330 aircraft, with four additional options. On January, 2008, the options under the 2006 agreement were converted into firm orders. On December, 2007 we entered into an agreement with Airbus pursuant to which we agreed to lease 22 Airbus A350-900 aircraft. Each Airbus A350 will be capable of carrying up to 300 passengers. The A350 aircraft are scheduled to be delivered in 2013. In February 2007, we entered into an agreement with Boeing pursuant to which we agreed to lease four Boeing 777 aircraft, with an additional four options that were converted to firm orders in 2008. In 2008 we also signed an agreement for an additional two firm orders of B777, to be delivered in 2013.

     The following table shows average use rates of our aircraft, in hours per day, during the periods indicated:

	At December 31,

Bodied	2008	2007	2006

Narrow-bodied aircraft	12.2	12.2	12.3
Wide-bodied aircraft	14.0	15.8	15.1

     Leasing agreements

     We currently lease all of our aircraft (using long-term lease agreements) through TAM Linhas Aéreas. Leasing gives us greater flexibility to change the composition of our fleet relatively quickly in the event we need to.

     Of our total fleet of 129 aircraft at the end of 2008, 125 of our aircraft are subject to operating leases and four to finance leases. However, in order to comply with the accounting policies, 64 lease contracts are classified as finance leases.

     Operating leases require us to make periodic payments but do not include aircraft purchase options at the end of the agreement. Pursuant to the terms of these agreements, aircraft are returned under the agreed conditions at the end of the lease. The lessor retains ownership of the aircraft, as well as the economic benefits and risks of ownership. We are responsible for maintaining and contracting insurance for the aircraft during the leasing period. Amounts corresponding to commitments for the leased equipment are not reflected on our balance sheet because these transactions do not include an aircraft purchase option. The payments are adjusted based on variations in the U.S. dollar exchange rate and LIBOR.

     Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding lease obligations, net of finance charges, are recorded as financial liabilities. The interest element of the finance is recorded on the income statement over the lease period so as to produce a constant periodic rate of interest on the remaining balance of the liability for each period.

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

     Engine maintenance contracts cover all significant engine maintenance activity. We pay for services rendered pursuant to our engine maintenance contracts on an as-incurred basis. The basis on which maintenance expenses are considered incurred is dependent on the nature of the services provided under our engine maintenance contracts:

  contracts under which amounts are payable to the maintenance provider, and are recognized in the income statement, based on actual maintenance activities performed by the maintenance providers. The expenses incurred reflect the actual time of maintenance and the cost of the materials and components used in the maintenance activities. These maintenance contracts are referred to as “time and materials” contracts; and

  contracts under which maintenance expenses are payable to the maintenance provider based on hours flown. These maintenance contracts are referred to as “power by the hour” contracts. We accrue a liability and record an expense for maintenance under these contracts on the basis of hours flown. These payments are made to maintenance providers when the engines undergo a maintenance shop visit based on an agreed hourly rate. Our “power by the hour” contracts also provide for a relatively small administrative fee that is paid and expensed monthly (this fee represents less than 5% of amounts paid under all of our “power by the hour” contracts considered together).

     We have entered into a number of agreements with suppliers and service providers in order to assist with our maintenance requirements, of which the following are material:

  a general terms agreement between TAM Linhas Aéreas and GE Engine Services Distribution, L.L.C., or GE, dated May 7, 2001, pursuant to which TAM Linhas Aéreas has agreed to purchase certain spare engines and support equipment for both the spare engines it has purchased from GE and certain engines that have already been installed on its operating fleet. The agreement also provides that GE may provide non-standard maintenance training courses upon request of TAM Linhas Aéreas. The agreement provides that GE will charge for any such courses on an “as incurred” basis. The agreement has no fixed termination date;

  an engine maintenance agreement between TAM Linhas Aéreas and MTU Motoren-und Turbinen-Union München GmbH, or MTU, dated September 14, 2000, or the TAY Agreement, pursuant to which MTU has agreed to provide certain maintenance, refurbishment, repair and modification services with respect to approximately 105 aircraft engines. This agreement was amended by means of a novation and amendment between TAM Linhas Aéreas and Rolls-Royce Brazil Ltda. or Rolls-Royce, dated November 8, 2001, pursuant to which Rolls-Royce replaced MTU as contract counterparty. The agreement provides that Rolls-Royce may subcontract services to be performed and that it will not be held liable for damages to or losses of TAM Linhas Aéreas or third parties due to the performance of the services contracted under the agreement, unless caused by willful misconduct or negligence of Rolls-Royce. The agreement provides that service orders placed by TAM Linhas Aéreas are to be charged based on a fixed rate specified for each type of service and subject to an escalation formula. TAM Linhas Aéreas is required to make payments based on actual services performed. This agreement terminates on June 30, 2015;

  an engine maintenance agreement between TAM Linhas Aéreas and MTU Maintenance Hannover GmbH, or MTU Hannover, dated September 14, 2000, pursuant to which MTU Hannover has agreed to provide certain maintenance, refurbishment, repair and modification services with respect to certain V2500-A5 engines. The agreement provides that MTU Hannover may subcontract to third parties and that MTU Hannover will not be held liable for damages to or losses of TAM Linhas Aéreas or third parties due to the performance or non-performance of the services contracted, unless caused by willful misconduct or negligence of MTU Hannover. The agreement provides that service orders placed by TAM Linhas Aéreas will be charged on actual services performed, based on hourly rates for engine/module repair work and on a fixed price for test runs, including fuel and oil, subject to an escalation formula. This agreement terminates on June 30, 2014; and

  an engine maintenance agreement between TAM Linhas Aéreas and United Technologies Inc., Pratt and Whitney Division, or Pratt and Whitney, dated September 14, 2000, pursuant to which Pratt and Whitney has agreed to perform maintenance, modification and/or overhaul of engines, engine modules and their parts and components. Pratt and Whitney has a limited exclusivity right for maintenance services of engines and modules pursuant to the terms of this agreement. This exclusivity provision requires TAM Linhas Aéreas to obtain prior written authorization from Pratt and Whitney before sending the equipment to another maintenance service supplier, with an exception in the case of delay or non-performance of services by Pratt and Whitney. The services to be provided by Pratt and Whitney are charged based on a fixed rate specified for each type of service, subject to an escalation formula. TAM Linhas Aéreas is required to make payments based on actual services performed. This agreement terminates on September 14, 2010.

     We are certified to conduct maintenance on all type of aircraft in our fleet. Line maintenance is performed all of the bases at which we operate, most importantly at the airports of São Paulo, Congonhas and Guarulhos. We also conduct heavy and component maintenance at our main maintenance center, in São Carlos (250km Northwest of São Paulo), which is approximately 4.6 million square meters in size. This maintenance center is fully certified by ANAC, as well as by EASA to perform maintenance in most of our fleet (Airbus A330, A320, A319 and A321), and over 2,500 different aeronautical parts for all Airbus and several Boeing fleet types. Our maintenance center is currently completing its ANAC 145 certification on Boeing 767 aircraft, with the first inspections scheduled for 2009. Our maintenance center has currently over 800 direct employees (for core maintenance activities) and approximately 200 indirect employees (providing support functions, such as security, facility maintenance and cleaning). Line maintenance and supply chain activities include an additional approximately 1,000 employees.

     All maintenance that is conducted in-house presents significant cost savings and strategic advantages. As we are qualified to perform most line, heavy and component maintenance services, we substantially eliminate the need to send aircraft and parts overseas, decreasing downtimes and avoiding the costs of aircraft transportation, parts logistics and import-export taxes. For those parts requiring maintenance beyond what would break even economically (due to complexity or low volume, for example, for engines), we have long-term, optimized maintenance agreements, where possible, with the engine manufacturers.

     IATA Operational Safety Audits (IOSA) certification also applies to maintenance, as is required under our codesharing agreements (with, for example, Lufthansa, United, TAP, Air Canada, LAN, among others). Our maintenance division also has the required certifications for each country in which our aircraft fly (for example, FAR 127 in the United States).

     In addition to the manufacturers (Airbus, Boeing, Rolls Royce, GE, Pratt & Whitney), we train our engineers and technicians, at our own training center, which is fully certified under ANAC 147, and which uses the same equipment and software that the manufacturers use. We refer to our training center as the "TAM Service Academy".

     We also perform maintenance for third party aircraft and components within the ranges of our certifications. This includes several line maintenance support contracts on Airbus fleet types, as well as heavy and component support for Brazilian and foreign airlines. This also includes a total care maintenance contract for the President of Brazil's A319 ACJ. Such services are consistently growing, helping us to dilute our fixed expenses, as well as increase our revenues.

     A significant part of our aircraft and vehicle maintenance expenses are indexed to the U.S. dollar. For a description and analysis of the effect of exchange rate variations on our income, including fleet maintenance expenses, see “Item 11. Quantitative and Qualitative Disclosures about Market Risk — Exchange rate risk.”

     Fuel

     Fuel expenses are the largest component of our expenses, representing 40% of our operating expenses in 2008.

     Fuel consumed in Brazil represents approximately 90% of our total consumption and is acquired through the distributors of Petrobrás, Shell, Cosan (previously Esso) and Air BP. We purchase fuel abroad from Exxon Mobil, Chevron, J&D Oil Field, Shell, Air BP, GALP, World Fuel Services and Repsol YPF. Supply contracts for fuel in Brazil are normally made for a two to three year period and we finalized the renewal of our contracts until the end of 2010. Supply contracts at our international bases normally have a term of one or two years. The majority of our fuel is purchased under “into-plane” terms, meaning that the supplier is responsible for delivering the fuel directly into the tanks of our aircraft. The fuel prices in the contracts we sign consist of three components (i) the price from the refinery, (ii) the supplier differential, and (iii) airport or logistics fees and taxes. The price of fuel is subject to international market variations in the price of oil. The supplier differential is the portion charged by the supplier (which consists of a fixed amount per volume negotiated and committed to be charged during the contractual period) and reflects the cost of distribution, storage, and delivery and a profit margin. Airport taxes and fees may vary by region and by airport. We have a department responsible for negotiating fuel purchase contracts and, as a result of the high volumes of fuel we purchase, we believe that are we are normally able to obtain more favorable terms than our competitors.

     To reduce our exposure to international fuel price and exchange rate variations, in 2004 we began to enter into arrangements intended to hedge a minimum of 30% and a maximum of 80% of our projected fuel consumption for up to a rolling 24-month period. For a description and analysis of the effect of volatility in fuel prices on our income, see “ Item 11. Quantitative and Qualitative Disclosures about Market Risk — Risks relating to variations in the price of oil.” Another important cost reduction initiative involving fuel is our “fuel tanker” program pursuant to which we refuel aircraft in regions where fuel prices are relatively low. We have also formed a multidisciplinary work group, involving the departments responsible for fuel, engineering, control, operations, dispatching and financing, to develop other measures to reduce spending and fuel consumption in our fleet.

     Safety

     We adopt the highest safety standards in the world. We comply with Brazilian and foreign aviation regulations, including those issued by the ICAO (International Civil Aviation Organization), the FAA - Federal Aviation Administration (U.S. aviation authority) and the EASA - European Aviation Safety Agency (EASA). As an international air company, we are a member of the IATA, and sit on the Regional Flight Safety Committee (RCG). We are also a member of the Flight Safety Foundation (the largest nongovernmental organization for flight safety) and the Flight Safety Committee (a product of all the Brazilian airlines).

     Our priority is to provide safe air transportation. Our founder Commander Rolim Amaro passed down the Company’s motto: “Safety comes first to the Client.” We are extremely devoted to flight safety. We adopt modern standards of organization and management; for example:

  In 2002, we were the first Brazilian company to implement the FOQA (Flight Operations Quality Assurance) system, a system used for the systemic analysis of flights and to prevent operating failures that may affect the safety of a flight, which subsequently became a benchmark for other Brazilian companies;

  In 2004, the European Union Aviation Authority granted us the EASA 145 certification for our aircraft maintenance and repair facility located in São Carlos;

  In July 2006, we became a member of the United Kingdom Flight Safety Committee (UKFSC), an association of organizations and professionals dedicated to improving flight safety standards in commercial aviation in the United Kingdom. In 2006, we also became a member of the Steering Committee of the Emergency Response and Planning run in Task Force (ERPTF) of IATA;

  In 2007, we were the first company in Latin America to implement the AQD (Aviation Quality Database) system for safety database management, used to analyze operating risks and implement the SMS (Safety Management System), in conformity with Brazilian and foreign regulations;

  In January 2008, we ratified the IOSA certification that the IATA had granted us in 2007, which is the most complete and recognized international operational safety certificate. The IOSA consists of an independent evaluation system focused on the evaluation of the operational management and control systems of air companies. The IOSA audit encompasses over 950 requirements covering eight operational areas in an air company, such as: organization and management systems, flight operations, operational instructions, aircraft engineering and maintenance, cockpit operations, ground handling (airports and ground services), loading operations and operational safety;

  The U.S. aviation authority (FAA) is expected to grant to us the FAR 145 certification for certification for our aircraft maintenance and repair facility located in São Carlos by 2009.

     The joint venture with Star Alliance will further enhance our operational safety, giving us a competitive advantage over other airlines.

     Brazilian civil aviation follows the highest safety standards in the world. Brazil is classified as Category 1 in terms of the flight safety standards established by ICAO, which is the highest classification in existence.

Insurance

     We maintain insurance policies as required by law and the terms of our aircraft leasing agreements. The scope of these policies includes all risk coverage for aircraft hull, including war risks and third party legal liability for passengers, cargo, baggage and injuries to third parties on the ground. Our current policies, which will be in force through December 19, 2009, follow practices adopted by the international civil aviation industry.

     We have also contracted for asset insurance against the risk of theft, fire, flood, electrical damage and similar matters for equipment and buildings we own or for which we are responsible, including airport areas where we have operations. Similarly, we have contracted for vehicle insurance against the risk of robbery, theft, fire and civil liability against third parties for all vehicles we own or for which we are responsible.

     We have also contracted liability insurance in respect of our directors and officers, the current term of which is due to expire on April 23, 2010.

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

     As discussed in “Item 4. Information on the Company — A. History and development of the company — Capital Investments,” we entered into a loan agreement with BNDES on November 10, 2005 and are using the proceeds from such loan to invest in the software used in our e-TAM portal and the software we use for cost control and managing spare parts and supplies.

     We were the first Brazilian airline to develop and install self-service check-in kiosks in airports. With over 100 units operating in Brazil’s major airports, the kiosks allow passengers who purchase e-tickets to check-in and select their seat in less than ten seconds, reducing lines in the check-in halls and on boarding of the aircraft. In 2006, 2007 and 2008 approximately 742,871, 2,009,900 and 5,888,474 passengers respectively checked in through the self-service kiosks.

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

     The TAM Loyalty Program and “special services” system are also important tools for obtaining profile information on our passengers. The TAM Loyalty Program allows us to monitor the activity of passengers registered with the program, recording information on each passenger flight in addition to personal information and preferences (such as preferred seat, special meal requests and other data obtained through our contacts or customer surveys). The “special services” system allows the crew to input data on preferences of our passengers directly to our database. This data is also used to study passengers, offer promotions and new services and define our advertising message.

     Our DOV-line tracing system monitors all aircraft baggage and cargo, following the location of items inside the aircraft, for proper weight balancing. A balanced aircraft is critical for a safe flight and has the added benefit of reducing fuel consumption. The DOV-line tracing system also manages crew distribution.

Seasonality

     The Brazilian passenger air transportation market is subject to seasonality, as there is always higher demand for air transportation services in the second half of the year. In this regard, we are impacted to a similar extent as the rest of the market, though this is mitigated by the fact that we have a higher concentration of business travel than the market average (and business travel is less sensitive to seasonality). Our other operations do not vary significantly as a result of seasonality.

Competition

     Domestic

     Airlines in Brazil compete primarily in terms of routes, price, flight frequency, service reliability, brand recognition and benefits offered to passengers, such as loyalty programs and customer service. We believe our market leadership and the TAM Loyalty Program enhance our competitive performance in many of these areas.

     Our competitors, both actual and potential, include Brazilian airlines, airlines operating on regional air routes and new participants in the market, who operate primarily on regional transportation networks. Our principal competitor is Gol. In previous years, Varig had been one of our major competitors. However, Varig filed for bankruptcy protection in Brazil and the United States in June 2005. Varig’s assets and operations were sold to various investors over the course of 2006 and, on December 14, 2006, Varig ceased operations altogether. On December 15, 2006, a new company, VRG Linhas Aéreas S.A., initiated operations on some of the routes previously used by Varig. On March 24, 2007 Gol announced that it had entered into an agreement to acquire VRG Linhas Aéreas S.A. In compliance with applicable CADE requirements, Gol and Varig operated as separate airlines until final approval from CADE of the acquisition, which was obtained in June 25, 2008 and integrated the route networks of both companies on October 19, 2008.

     To a much lesser degree, we also face competition from a number of significantly smaller airlines operating in the domestic market. At December 31, 2008, 15 different airlines together had a share of the 7.2% of the domestic market that is not served by TAM and Gol/VRG (who together had a share of approximately 92.8% of the domestic market).

     ANAC’s resolution provides that 80% of new slots are distributed to existing airlines, with these slots being divided evenly (without regard to market shares). New slots are only available to airlines that have a history of punctuality, no pending proceedings with ANAC and a positive shareholders’ equity. The remaining 20% of slots are available to new entrants. See “— Regulation of the Brazilian Civil Aviation Industry — Rights to Operate Air Routes — Policy on slots.”

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

International

     The international market is substantially more competitive than the domestic market, with large international airlines that are more experienced and larger than we are. To ensure increased competitiveness, airlines are dependent on partnerships and codeshare agreements with regard to their international operations.

     On international routes, airlines compete primarily on the basis of routes, services, price and mileage and frequent flyer programs. We offer 73 international daily flights to Buenos Aires, Santiago, Asunción, Montevideo, Ciudad del Este, Santa Cruz de la Sierra, Cochabamba, Bariloche, Punta del Este, Caracas, Lima, Miami, New York, Orlando, London, Paris, Frankfurt, Madrid and Milan. Our codeshare agreements with United Airlines and Lufthansa allow our passengers to make connections to destinations in Latin America, the United States and Europe. We also have other agreements allowing us to offer our passengers a wide range of destinations around the world. On October 7, 2008, we announced our joining Star Alliance, the largest global alliance in commercial aviation.

     In the international market, our main competition is from major international airlines that serve the markets in which we currently operate. Our average international market share in 2008 was 75.2% (measured by RPK). According to ANAC, Brazilian airlines were responsible for approximately 29% of international passengers transported in 2007, with the remainder offered by non-Brazilian airlines. We believe that in 2008, Brazilian airlines transported 33% of the passengers to and from Brazil. The graph below shows the history of market participation on international routes, calculated by reference to RPKs, among only the Brazilian airlines, for the periods indicated (based on data provided by ANAC):

     Source: ANAC.

Overview of the Industry

     General

     According to IATA, Brazil is the fourth largest domestic aviation market in the world, covering a vast area (greater than the continental United States) and in 2007 had a population of approximately 184 million people (according to the Brazilian Geography and Statistics Institute - Instituto Brasileiro de Geografia e Estatística, or IBGE). We believe that the São Paulo — Rio de Janeiro shuttle route is one of the busiest shuttle routes in the world (according to ANAC approximately 3 million passengers were transported in this route in 2008). Growth of the Brazilian commercial aviation industry is closely related to growth of Brazilian GDP. Also according to ANAC, the Brazilian commercial aviation industry transported more than 46 million passengers in the domestic market in 2008.

     Brazilian civil aviation follows the highest established standards of flight safety in the world. Brazil is classified as Category 1 under the flight safety standards established by the International Civil Aviation Organization, the same classification as the United States and Canada.

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

     The market for scheduled airline service in Brazil includes two main types of passengers: those traveling on business and those traveling for leisure. Business passengers generally place more importance on factors such as frequency of flights, reliability, availability of direct flights, extent of area served and value-added services (and are becoming increasingly sensitive to price). Leisure passengers generally place more importance on price and tend to be more flexible regarding the scheduling of their trips.

     The business travel sector is the largest and most profitable segment of the air transport industry in Brazil. We believe that business trips represented approximately 68% of total demand in Brazil for domestic flights in 2008, a number we believe is significantly greater than the proportion of domestic business trips in the international civil aviation sector. In Brazil, small and medium-sized companies (which comprise a large proportion of our customer base) place significant importance on receiving good service from their airline, while maintaining a balance between quality, frequency of flights and low prices.

     In 2007, the eleven busiest airports accounted for 72.1% of all domestic traffic in terms of departures and arrivals, according to ANAC’s annual report.

     The domestic civil aviation market is principally served by TAM and Gol/VRG who together represented 92.8% of all domestic routes in December 2008, in terms of RPK. According to ANAC, in December 2008, our share of the domestic market was 49.1%, while that of Gol/VRG was 42.4% .

     The remaining approximately 7.2% share was served by 15 different airlines. This market profile is consistent with the historical make-up of the domestic market, which has traditionally seen a small number of airlines holding the vast majority of domestic market share and a much larger number of airlines (the identity of whom has continuously changed over the years as different airlines have entered and left the market) holding the remaining portion.

     On June 17, 2005 Varig became the first Brazilian company to file (for an in-court reorganization under Law No. 11,101 of February 9, 2005 (which we refer to as the New bankruptcy law)) in the Courts of the State of Rio de Janeiro. Previously, the Brazilian Aeronautical Code provided that concessionaires of air public transportation were not allowed to apply for an in-court reorganization. During this period of in-court reorganization, Varig faced a drastic deterioration in its financial and operational condition. It ceased operation of several flights and withdrew from important domestic and international markets. On December 18, 2005, the creditors’ assembly of Varig approved its in-court reorganization plan but this was amended by the creditors on May 9, 2006 in order to permit a judicial disposal of Varig’s flight operating unit. On July 17, 2006, the flight operating unit of Varig was sold in a public bid process held by the Judiciary of the State of Rio de Janeiro to VarigLog Linhas Aéreas S.A., a former subsidiary of Varig that was also sold on November 11, 2005 pursuant to the in-court reorganization plan). On March 24, 2007 VarigLog and Gol announced that Gol had entered into an agreement to acquire VRG Linhas Aéreas S.A., which is VarigLog’s subsidiary that operates Varig’s routes. In compliance with applicable CADE requirements, Gol and Varig operated as separate airlines until October 19, 2008 when they integrated their networks, after the final approval from CADE for the acquisition obtained in July 25, 2008.

Trends In the Domestic Market

     In the past 35 years, the domestic market has generally grown in terms of RPK, except during times of significant economic recession (such as the oil crisis, the debt-moratorium crisis in the 1980s and the economic recession and political instability of the early 1990s).

     Since the year 2000, the annual air-traffic passenger growth rate, in terms of RPK, was 9%, compared to an annual available capacity growth rate in terms of ASK, of 7%. The average load factor in the period was 64%. Domestic passenger traffic and available capacity rates for the period between 2000 and 2008 are set out in the following table:

	2000	2001	2002	2003	2004	2005	2006	2007	2008

	(In millions, except percentages)
ASKs	41,562	45,314	47,013	41,851	42,756	48,740	55,257	62,895	72,841
Change in ASKs(1)	-	9%	4%	-11%	2%	14%	13%	14%	16%
RPKs	24,479	26,527	26,711	25,196	27,962	34,147	39,261	42,773	47,723
Change in RPKs(1)	-	8%	1%	-6%	11%	22%	15%	9%	12%
Load factor	59%	59%	57%	60%	65%	70%	71%	68%	66%
____________
(1)	Percentages refer to percentage change from previous year.

Source: Anuário DAC/ANAC (2000 to 2007) and Dados Comparativos Avançados ANAC (2008).

     Historically, growth in domestic civil aviation demand has generally exceeded growth in GDP. From 2000 to 2008, domestic civil aviation RPK grew 9% per year, while the annual GDP growth rate in the same period was 4%, according to ANAC and IBGE.

     The variable factors that have the greatest influence on the commercial aviation market are the price of fuel and variations in exchange rates, because fuel is the most important element of expenses for airlines, and most elements of the market (including fuel) are tied to the U.S. dollar.

     The influence of the Brazilian government on the industry, through industry regulations, has also had a significant impact on the performance of airlines operating in the market. From 1986 to 1993, the Brazilian government imposed more rigid control over local civil aviation activities because of high inflation levels which led to a series of economic crises in Brazil during that entire period. The Brazilian government mainly monitored airline air fares and supervised the use and expansion of their routes. In 1994, after successful efforts to control inflation and stabilize the Brazilian economy, the Brazilian government (acting through the aviation authorities) began to deregulate civil aviation activities, principally by gradually reducing government control over the airlines’ local activities. Even though Brazilian civil aviation is still a regulated sector, ANAC’s current rules are significantly more flexible than the regulations which were previously in effect. Further, the relevant authorities have frequently issued basic and essential regulations in order to harmonize the Brazilian regulatory environment with international, more modern models.

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

     CONAC is the Brazilian President’s advisory body. Its board of advisors includes the Minister of Defense, the Minister of Civil Affairs, the Minister of Finance, the Minister of Development, Industry and Foreign Trade, the Minister of Foreign Relations, the Minister of Tourism and the Command of the High Command of Aeronautics. CONAC has the authority to establish policies for the Brazilian civil aviation industry that are adopted and carried out by the High Command of Aeronautics and ANAC. CONAC establishes general rules related to adequate representation of Brazil in treaties, conventions and other matters related to international air transportation, airport infrastructure, the granting of additional funds to be used to benefit airlines and airports (based on strategic, economic and leisure considerations), the coordination of civil aviation operations, air safety, concessions for the operation of airline services and permits for the provision of related commercial services.

     ANAC is the main civil aviation authority in Brazil and reports directly to the Ministry of Defense. ANAC is an independent regulatory agency associated with, but not under the control of, the Ministry of Defense and operates as an independent agency for an indefinite term. ANAC principally has the authority to: (i) regulate, inspect and supervise services rendered by airlines operating in Brazil, (ii) grant concessions, permits and authorizations for air transport operations and airport infrastructure services, (iii) represent the Brazilian government before international civil aviation organizations, (iv) control, register and inspect civil aircraft, and (v) ensure that air transportation services are provided under free market principles.

     The Brazilian government has recognized and approved the three main international conventions related to world commercial air transportation operations: the Chicago Convention of 1944, the Geneva Convention of 1948 and the Montreal Convention of 1999.

     Recently, in February 2009, the Federal Government approved the new Civil Aviation National Policy (Política Nacional de Aviação Civil or “PNAC”). Although the PNAC does not establish any immediate measure, it contains the main guidelines for the national civil aviation system. It encourages the Ministry of Defense, CONAC and ANAC to issue regulations on strategic matters such as safety, competition, environmental, and consumers’ issues, as well as to inspect, review and valuate the activities of all operating companies.

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

     Article 122 of Law No. 8,666 of June 21, 1993 provides that concessions must be regulated by specific procedures stipulated in the Brazilian Aeronautical Code. The Brazilian Aeronautical Code and the regulations issued by ANAC do not expressly establish any bidding procedures in relation to concessions. Accordingly, it is not currently necessary to conduct bidding prior to awarding concessions for the operation of air transportation services (such as ours), as would be required in the case of other public services generally regulated by laws applicable to public concessions.

     Our concession to operate scheduled air transportation of passengers, cargo and mail at a national level was obtained on December 9, 1996 through the issuance of Ordinance 816/GM5 and the execution of the relevant concession agreement, which will remain valid until December 9, 2011. Although we can offer no guarantee that we will be able to renew our concession, we do not currently foresee any problems in relation to this renewal.

     Aircraft registration

     The registration of aircraft in Brazil is governed by the Brazilian Aeronautical Code. The Brazilian Aeronautical Code provides that no aircraft is authorized to fly in Brazilian airspace or to land in or take-off from Brazilian territory without being duly registered. In order to remain registered with a Brazilian registration number, an aircraft must have both a certificate of registration and an airworthiness certificate (certificado de navegabilidade), each of which is issued by RAB after a technical inspection by ANAC. The certificate of registration issued by ANAC attributes Brazilian nationality to the aircraft and proves for its enrollment with the proper authorities. The airworthiness certificate is generally valid for six years from the date on which ANAC conducted its inspection of the aircraft and provided authorization for it to fly over Brazilian airspace (subject to continued compliance with certain technical requirements and conditions). The registration of any aircraft can be cancelled in the event that the authorities verify that such aircraft is not in compliance with the requirements for registration (in particular any failure to adapt the aircraft to any safety requirements specified by ANAC or by the Brazilian Aeronautical Code).

     All agreements relating to aircraft registered in Brazil, including sale and purchase agreements, financial commercial leasing agreements, mortgages (and amendments to any such agreements) must be submitted to the Brazilian Aeronautical Registry (RAB) for the purpose of publishing the transactions contemplated thereby and updating aircraft registration.

     Rights to Operate Air Routes

     Domestic routes

     ANAC has the authority to grant Brazilian airlines the right to operate any new route. Any airline seeking to operate a new route must submit studies proving both the technical and economic feasibility of the proposed route (in form satisfactory to ANAC) and must fulfill certain conditions in relation to the awarding of those routes. In respect of awarding any new route or approving any change to existing routes, ANAC evaluates the infrastructure capacity of the airports from which the route will be operating and the increase in demand and competition between airlines. In addition, approval for operation of a route is made subject to the condition that the route must be operated on a scheduled basis. The operation of a route by any airline can be cancelled in the event that the airline (i) fails to initiate operation of the route within 15 days of receiving authorization, (ii) fails to maintain at least 75% of the flights established in the respective National Air Transport Schedule (hotran) for a period of 90 days, or (iii) suspends operations for more than 30 days. ANAC’s approval of new routes or changes to existing routes is given in the course of an administrative proceeding and does not require any amendment to the applicable concession agreement.

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

     Recently, ANAC has imposed schedule restrictions to several Brazilian airports from which we operate. Operating restrictions, including the prohibition of international flights’ operations and the prohibition of civil aircraft’s operation after 11:00 p.m. and before 6:00 a.m, were imposed for Congonhas Airport, one of the busiest Brazilian airports and the most important airport for our operations. No assurance can be given that these or other government measures will not have a material adverse effect on our business and results of operations.

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

     Requests for new international routes or changes in existing routes must be submitted by each interested Brazilian airline to SRI, which evaluates each request based on the provisions of the applicable bilateral agreement, the availability of existing routes between the two countries and the general policies of the Brazilian aviation authorities. Following such evaluation, SRI may take any steps required in relation to qualification of the international route.

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

     Any airline’s international route frequency rights may be terminated if the airline fails to maintain at least 80% of flights provided for in its air transportation schedule HOTRAN for any 180-day period or suspends its operation for a period exceeding 180 days.

     Policy on slots

     Each hotran represents the authorization for an airline to land and take off at certain airports within a predetermined space of time. That space of time is known as an airport slot and establishes that an airline can operate in a specific airport at the times contained in the hotran.

     Brazilian law provides that a slot is an ANAC concession reflected in an airline’s hotran. As is in the case with routes, a slot is not owned by the airline and may not be transferred to another airline.

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

     Aviation infrastructure and the airport system

     The Brazilian Federal Constitution grants the Brazilian government the exclusive authority to operate air transportation services and airport infrastructure and provides that the government can render these services either directly or indirectly through third parties (by means of concessions or permits). The installation and operation of any aviation infrastructure services inside or outside an airport will always require the prior authorization of the aviation authority, which will also supervise them.

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

     The airport system consists of all Brazilian landing fields (military and civilian, private and public) used for domestic aviation and international flights. Airports are public landing fields equipped with installations and facilities to support aircraft operations and the departure and arrival of passengers and cargo. The construction, administration, and operation of airports are subject to the rules, instructions, coordination and control of the aviation authority. Airports include areas intended for airport administration, public agencies that function on a mandatory or optional basis in the airports (such as those relating to the Federal Revenue Service (customs), the Ministry of Justice (federal police), the Ministry of Health (health supervision), and the Ministry of Agriculture (agricultural inspection)). In addition to these administrative areas, airports contain areas for passenger, baggage and cargo service and movement and for the general public (including vehicle parking facilities). Airports are open to traffic and the public by means of the approval of the aviation authorities. Airports may be built, maintained and operated directly by the Brazilian government or through concessions, authorizations or permits. Airports may also be operated by specialized quasi-public enterprises under the Brazilian government or its subsidiaries, reporting to the High Command of Aeronautics (such as INFRAERO), by Brazilian states or Municipalities and by legal entities considered technically, economically and financially qualified by the aviation authorities.

     INFRAERO, a government company reporting to the Ministry of Defense, has the function of managing, operating, and controlling most Brazilian federal airports (including their control towers and airport safety operations). Smaller airports and regional airports may belong to state or municipal governments and, in such cases, are frequently managed by local government agencies. INFRAERO performs safety activities at most Brazilian airports, including the verification of passengers and baggage, cargo safety and general airport safety measures.

     The use of areas within federal airports (such as hangars and check-in counters) is subject to a concession-for-use granted by INFRAERO. Where there is more than one candidate to use a certain airport area, INFRAERO may institute a bidding process.

     Prices

     Brazilian airlines are freely able to set their prices for domestic routes but must register the prices with ANAC for monitoring purposes. ANAC constantly monitors airfares and may intervene in the market and in scheduled air service concessions to prevent acts against economic order and to protect the interests of consumers. Airlines may establish price discounts or follow other promotional strategies. Airlines must submit any promotional passenger fare discounts greater than 65% of ANAC’s reference rate per kilometer to ANAC at least five business days in advance. Reference rates are established by ANAC based on Brazilian civil aviation’s average operating expenses.

     International prices are established in accordance with bilateral agreements. Since 1993, fares from all companies selling international flights originating in Brazil were required to exceed a floor. On April 22, 2009, ANAC approved a gradual phasing out of the floor (for flights to destination other than South America) through discounts of up to 20% until July, 2009, 50% until October, 2009, and 80% until April, 2010, when the phase-out will end. For international flights with destinations to South America, the floor was removed in September 2008.

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

     Environmental legislation and regulations

     Brazilian airlines are subject to various federal, state and municipal environmental protection laws, including those relating to the disposal of materials and chemical substances and noise pollution generated by aircraft. These laws and regulations are applied by the state and municipal governmental authorities, which can impose administrative sanctions following violations, in addition to liability in the civil and criminal courts for any party violating the laws and regulations. For example, according to a ANAC ordinance, the operation of scheduled commercial flights departing from or arriving at Congonhas Airport is subject to a noise ban from 11:00 P.M. to 6:00 A.M. because of the airport’s proximity to residential areas in the city of São Paulo.

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

  shares with voting rights must be registered, and the company’s by-laws must prohibit the conversion of preferred shares with no voting rights into shares with voting rights;

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

     New bankruptcy law

     On February 9, 2005, the President of Brazil sanctioned the New Bankruptcy Law. The New Bankruptcy Law became effective on June 9, 2005 and replaced the current bankruptcy law (Decree-Law No. 7,661/45), and introduced significant innovations in the Brazilian bankruptcy system. In general, the New Bankruptcy Law creates new processes of extra-judicial recovery and judicial recovery (the latter being a replacement for current bankruptcy protection) and introduces other relevant changes in the bankruptcy process. Business owners and business partnerships are subject to the New Bankruptcy Law, including those whose purpose is to operate air services or aviation infrastructure of any kind, and those who are currently prevented from filing for bankruptcy protection.

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

     The judicial recovery process consists of judicial action intended to remedy the debtor’s financial problems and enable it to continue its operations (provided that the economic feasibility of continuing operations can be proven). Unlike the current Brazilian bankruptcy protection system, which merely covers unauthenticated credits, the judicial recovery process obliges all prior creditors to go to court to recover credits, including labor creditors, except credits of a labor or tax nature or those derived from future exchange contracts, leasing agreements or fiduciary agreements. The recovery plan submitted by the debtor must present a proposal for the payment of debts, indicating the means of recovery to be utilized. In the event that a creditor objects to the plan proposed by the debtor, the judge must call a meeting of the creditors to decide whether to accept or refuse the plan. In the case of refusal, the judge must declare the debtor bankrupt. In the case of acceptance and subsequent granting of judicial recovery, the original obligations of the debtor will be novated.

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

C. Organizational Structure

     We currently have 150,585,147 shares, divided into 50,195,049 common shares and 100,390,098 preferred shares. TAM’s main shareholders are TAM Empreendimentos e Participações S.A. (TEP) and Agropecuária Nova Fronteira Ltda., which hold 46.25% of the capital stock of TAM and which belong to the Amaro family. See “Item 17 — Related Shareholders and Transactions.” We have a 53.75% free float. The organization chart below summarizes TAM’s ownership structure. The following organizational chart sets out, in summary form, our shareholder structure and subsidiaries at the date of this annual report:

     TAM S.A. (“TAM” or “Company”) is a joint stock company incorporated on May 12, 1997, whose main corporate purpose is holding direct ownership interests in the capital of companies in the air transportation industry. The Company holds ownership interests in:

•	TAM Linhas Aéreas S.A. (“TLA”), a passenger and cargo transport company with routes in Brazil and internationally;

	•	Loyalty Program;

	•	MRO

	•	TAM Cargo

•	Transportes Aéreos del Mercosur S.A. (“Mercosur”), an airline headquartered in Asunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia.

•	TP Participações Ltda. (“TP Participações”), whose corporate purpose is holding ownership interests in other companies, but which has remained inactive since its inception.

     In April 2007, two wholly-owned finance subsidiaries of TLA were incorporated TAM Capital Inc. (“TAM Capital”) and TAM Financial Services 1 Limited (“TAM Financial 1”), and in October, 2007 TAM Financial Services 2 Limited (“TAM Financial 2”) was incorporated, both being headquartered in the Cayman Islands, whose activities are related to the purchase and financing of aircraft. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM.

     TLA consolidates financial results of TAM Viagens, whose corporate purpose is to provide travel and tourism activities.

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

     We have entered into concession agreements with management of different airports for the use of areas to provide services in passenger terminals, including check-in halls, passenger sales areas in airports and operational support areas. These agreements provide for periodic adjustments in the renewal conditions and amounts paid for the concessions. We also have a concession for the use of hangars and cargo terminals in airports throughout Brazil.

ITEM 4A. UNRESOLVED STAFF COMMENTS

     None.

ITEM 5. OPERATING AND FINANCIAL REVIEW AND PROSPECTS

     The following discussion should be read in conjunction with our consolidated annual financial statements and the notes thereto, which are included elsewhere in this annual report and have been prepared in accordance with IFRS. See "Presentation of Financial and Other Data" for a discussion of our adoption of IFRS as of and for the year ended December 31, 2008.

A. Operating Results

Principal Factors Affecting Our Financial Condition and Results of Operations

     Brazilian macroeconomic conditions

     Our revenues and profitability are affected by conditions in the Brazilian economy in general.

     According to ANAC, growth in the Brazilian civil aviation market showed a close correlation with growth in Brazilian GDP. In terms of RPKs, the Brazilian domestic flight market increased 19.4% in 2005, 12.3% in 2006, 11.9% in 2007 and 7.4% in 2008. We believe that Brazilian GDP is an important factor in determining our capacity for future growth and our results of operations.

     Inflation levels are now within the target range imposed by the Brazilian Central Bank on both a current and a 12-month basis. The Central Bank has changed the base interest rate several times in order to maintain inflation within the target. For the year ended December 31, 2007 the average base interest rate was 11.9% and the GDP growth for that year was 5.4% . For the year ended December 31, 2008 the average base interest rate was 15.1% and the GDP growth for that year was 5.1% .

     Effects of exchange rate variations and inflation on our financial condition and results of operations

     Our financial condition and results of operations have been historically affected by variations in exchange rates and the rate of Brazilian inflation. Our expenses (such as fuel expenses, lease obligations, aircraft insurance, engine maintenance and related expenses) are principally denominated in U.S. dollars or are linked to the U.S. dollar. In 2008 and 2007, approximately 54% and 50%, respectively, of our operating expenses were either denominated in or linked to the U.S. dollar. By contrast, most of our revenues are received in reais. We are therefore exposed to fluctuations in the U.S. dollar/real exchange rate. In 2008, 35% of our revenues were denominated in U.S. dollars, compared to 32% in 2007. We have a policy of hedging changes in fuel prices by means of derivative transactions covering a minimum of 30% and a maximum of 80% of our projected fuel consumption for up to a rolling 24-month period. In addition, we have also a policy in respect of our exposure to the depreciation of the real against the U.S. dollar, to hedge covering 30 to 80% of the cash flow exposure for a period of 24 months.

     Inflation has historically had an impact on our financial conditions and results of operations and it continues to do so. Our suppliers of services and certain products related to our operating expenses generally utilize the IPCA index to adjust their prices for inflation. Approximately 46% and 50% of our operating expenses were linked to inflation in 2008 and 2007 respectively. A substantial increase in inflation could adversely affect the levels of our expenses.

     The table below sets forth certain data relating to inflation, real GDP growth rates, the real/U.S. dollar exchange rate and oil prices for the periods indicated:

	Year Ended December 31,

	2008	2007	2006

Real growth in GDP	5.1%	5.4%	3.7%
Inflation (IGP-M)	9.8%	7.7%	3.8%
Inflation (IPCA)	5.9%	4.5%	3.1%
DI Rate(1)	15.1%	11.92%	15.23%
LIBOR(2)	1.43%	4.70%	5.36%
Appreciation (depreciation) of the Brazilian real in relation to the dollar	(24.2)%	17.2%	9.5%
Rate of exchange at end of period — U.S.$1.00	R$2.337	R$1.7713	R$2.1380
Average exchange rate(3) — U.S.$1.00	R$1.83	R$1.9441	R$2.1761
Increase in West Texas Intermediate oil price (per barrel)	(53.5)%	57.2%	0.02%
West Texas Intermediate oil (per barrel) (end of period)	U.S.$44.60	U.S.$95.98	U.S.$61.05
West Texas Intermediate oil (per barrel) (average price over period)	U.S.$99.75	U.S.$72.41	U.S.$66.07
___________________
(1)	The DI Rate corresponds to the average overnight interest rate for the interbank market in Brazil (cumulative to the end of the monthly period, annualized).
(2)	Quarterly LIBOR for dollar deposits relative to last day of period.
(3)	Represents average daily exchange rates in period.

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

     Revenues

     Our revenues arise principally from passenger transportation. In the years ended December 31, 2008 and December 31, 2007, our operating revenues were derived from the following sources:

  82.3% and 83.5%, respectively, from passenger transportation service;

  9.2% and 9.3%, respectively, from cargo service; and

  8.5% and 7.2%, respectively, from services and maintenance of aircraft operated by other airlines, receipt of fines and fees in relation to re-pricing of air fares and sub-leasing, together with revenue from credit card companies that purchase TAM Loyalty Program points to pass on to their customers.

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

     Our competitors’ activities, such as the reduction in the number of flights operated by Varig throughout the year can also present market opportunities to generate revenue. New airlines entering the market and the ticket pricing policies employed by our competitors can also affect our revenues. Accordingly, we are constantly evaluating the number of flights we offer and the size of our fleet.

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

     The following table sets forth our supply and demand, load factor and scheduled domestic yield for the periods indicated:

	Year Ended December 31,

	2008	2007	2006

ASKs (millions)	57,091	47,599	35,564
RPKs (millions)	40,518	33,500	25,022
Load factor	71.0%	70.4%	73.9%
Scheduled domestic yield in centavos	26.71	23.42	29.05
Scheduled international yield in centavos	16.86	17.66	21.28

     We use RASK (revenue per ASK) as one of our key performance indicators because we believe it enables us to evaluate the balance between load factor and yield and thereby allows us formulate our strategy regarding pricing more accurately.

     Sales taxes and other deductions

     We deduct the following taxes and tariffs:

     PIS and COFINS

     The Programa de Integração Social (Social Integration Program, or PIS) and the Contribuição para o Financiamento de Seguridade Social (Contribution for the Financing of Social Security, or COFINS) taxes are federal social contribution taxes assessed on gross operating revenues. In respect of passenger transportation revenues, the applicable rates of PIS and COFINS are 0.65% and 3%, respectively. In respect of cargo transportation and other revenues (except financial income), the applicable rates of PIS and COFINS are 1.65% and 7.60%, respectively (increased from 0.65% and 3% respectively in January 2003 and February 2004). International revenues are exempt from PIS and COFINS.

     Separately, TAM Mercosur is required to pay 1% of its revenues arising from on-line ticket sales and cargo sales under a Paraguayan tax referred to as the “assumed income” tax.

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

     ISS

     The Imposto Sobre Serviços (Tax on Services, or ISS) is a municipal tax assessed at rates varying from 2 to 5% of our gross operating service revenues. We are required to pay ISS.

     Tariff surcharge

     We are subject to a specific civil aviation industry contribution, referred to as a "tariff surcharge" that the government collects (but for which we have only made provisions, and not paid, since 2001) monthly at the rate of 1.0% of our domestic revenues. We have filed an injunction to suspend our obligation to pay this tariff surcharge.

     Operating expenses

     The principal components of our operating expenses include fuel, selling and marketing, leasing of aircraft, engine and equipment, personnel, maintenance, services rendered by third parties, take-off, landing and navigational aid charges, depreciation and amortization, aircraft insurance and other expenses.

     Fuel expenses vary depending on the international petroleum market and the size and utilization of our fleet. From January 1, 2003 to December 31, 2007, the price of West Texas Intermediate oil, the reference price used internationally to price oil, quoted in dollars, increased 201.4%, from U.S.$31.85 per barrel to U.S.$95.98 per barrel. From January 1, 2008 to December 31, 2008, the price of West Texas Intermediate oil, the reference price used internationally to price oil, quoted in dollars, decreased 53.5% from U.S.$95.98 per barrel to U.S.$44.60 per barrel, but increased up to U.S.$150 during the year. As a result of the fact that the price of oil is quoted in U.S. dollars, our fuel expenses are also affected by exchange rate variations. In past years, we have succeeded in passing on the increase in fuel prices and exchange rate variations to passengers by increasing our ticket prices, albeit with a delay of several months. However, prevailing market conditions may lead to our having greater difficulties in adjusting our prices. We have entered into derivative transactions to hedge against certain oil price and exchange rate variations. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

     We have also implemented a fuel tanker program, to reduce expenses by obtaining fuel at lower prices at certain airport destinations. In the case of domestic destinations, the price variances arise principally because different states in Brazil apply different rates of value-added tax to fuel (which is not passed on to end consumers). In the case of international destinations, the price variances reflect movements in the cost of oil on the international petroleum markets (which is itself driven by international commodity price variances), logistic costs and airport taxes on fuel. In both cases, we believe that the factors highlighted will continue to drive fuel price variances in the future and, accordingly, that the fuel tanker program will continue to reduce expenses.

     Our fuel tanker policy operates as follows: if the airport of origin has fuel available at a lower price than at the airport where the flight is traveling, we purchase more fuel at the point of origin, minimizing uplift at the airports where fuel is more expensive. Before making a decision as to whether we proceed with fuel tanker on a given flight, we also factor in the increased fuel expenses that arise as a result of the additional weight that an aircraft carrying additional fuel must fly with. Our systems allow us to calculate the reduction in expenses on a daily basis.

     The principal components of our selling and marketing expenses are: commission for travel and cargo agents, as compensation for the sale of tickets, and cargo shipping (paid directly to the relevant agencies); and other selling and marketing expenses, principally credit card administration fees.

     The expenses incurred in the leasing of aircraft engine and equipment are denominated in foreign currencies and increase in proportion to the size of our fleet. These expenses are affected by variations in the exchange rate and in LIBOR. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk.”

     Personnel expenses vary with the number of employees, our salary policy, collective bargaining agreements and profit-sharing programs, as well as the number of hours flown by all crew members. The base date relating to renegotiations of the collective bargaining agreements with our employees is December of each year. Accordingly, any salary adjustments will be almost completely reflected in the following year.

     Maintenance and repairs expenses consist of corrective and preventive work performed on our aircraft and flight equipment and include spare parts for aircraft, which are posted in the accounts as operating expenses as such parts are utilized. Maintenance expenses vary according to the level of utilization of the fleet.

     Expenses relating to third party services include airport ground-support services, GDS (or Global Distribution System, an electronic passenger distribution system) expenses and airport-utilization concession expenses. Third-party expenses vary mainly according to the volume of our operations. Since implementation of the e-TAM portal in September 2004, our GDS utilization expenses have been substantially reduced in relation to domestic reservations. At December 31, 2008, domestic reservations made via the e-TAM portal accounted for approximately 95.1% of all domestic reservations, compared to approximately 94.9% at December 31, 2007.

     Take-off, landing and navigational aid charges include aircraft parking and overflight fees and vary according to the volume of our operations and airfare adjustments established by the Brazilian Federal Airport Infrastructure Company, or INFRAERO, state and international authorities. These expenses are also affected by variations in the exchange rate because international tariffs are charged in foreign currencies.

     Depreciation and amortization expenses principally relate to aircraft, engines, systems and spare parts and vary depending on the useful life of these components.

     Aircraft insurance expenses increase in proportion to the size of our fleet, the number of passengers we transport and the number of landings we perform (in addition to the classification of our fleet risk by our insurers). These expenses are also affected by variations in the exchange rate, because we purchase insurance in foreign currency. Our operating and finance lease agreements require us to keep the relevant aircraft insured.

     Other expenses include those relating to the provision of in-flight services, which vary principally as a function of the volume of passengers we carry on domestic and international flights, and general administrative expenses.

     Movements in fair value of fuel derivatives

     In this line the changes in the fair value of fuel derivative instruments are recognized. While we use derivatives to mitigate the economic effects of international petroleum prices, we do not apply hedge accounting.

     Gains / (losses) on revaluation of aircraft recognized in the income statement

     In this line the changes in the fair value of flight equipment are recognized. The valuations are based on observable market prices for flight equipment and audited on an annual basis.

     Net finance results

      Our finance costs are mainly impacted by the exchange rate variation as most of our liabilities is in foreign currency. The interest expense, another component of the financial expenses, increase according to our outstanding liabilities. The Contribuição Provisória sobre Movimentação ou Transmissão de Valores e de Créditos e Direitos de Natureza Financeira (Provisional Contribution to the Movement or Transfer of Securities and Financial Credits and Rights, or CPMF) included in our financial expenses was a 0.38% federal tax levied on every debit transaction occurring in a bank account. However, as of January 1, 2008, CPMF was no longer in force, as the Brazilian Senate did not approve the Constitutional Amendment which would extend the term of CPMF collection. Therefore, CPMF should not be levied on any debit to bank accounts carried out after such date.

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

Critical Accounting Estimates and Judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

Revenue recognition

     Tickets that are sold are posted under advance ticket sales, in current liabilities, due to our obligation to transport passengers. Flight revenue (passenger and cargo transportation) is recognized when the transportation services are effectively rendered. Other revenue is recognized for tickets unused within 12 months of the original scheduled travel date. These tickets are cancelled in accordance with IATA regulations and revenue is recognized at that point.

     Revenue in respect to TAM Loyalty Program - frequent flyer program - is deferred based on the estimated fair value of the points awarded to passengers. The fair value is determined based on a weighted average of the value of points sold to commercial partners, and the value of free tickets awarded to passengers. Revenue deferral also depends on the number of points estimated to be forfeited when they expire after two years, and this is based on historical forfeiture rates.

Deferred taxes

     TAM recognizes deferred income tax assets and liabilities based on the differences between the carrying amounts shown in the financial statements and the tax basis of the assets and liabilities, using prevailing tax rates. TAM regularly reviews deferred tax assets for recoverability, taking into account historical income generated and projected future taxable income based on a study of technical viability. The accounting losses recognized in 2008 relate in large part to fair value movements of the WTI (West Texas Intermediate crude oil) derivatives due to the decrease in the cost of fuel during the year.

Provisions

     TAM is currently involved in various judicial and administrative proceedings. Provisions are recognized for all contingencies in judicial proceedings that represent probable losses. In evaluating the probability of loss is evaluated based on the available evidence, including the views of internal and external legal counsel. TAM believes that these contingencies are properly recognized in the financial statements.

Financial instruments used to mitigate the risks of variations in jet fuel prices

     TAM records the financial instruments used to mitigate the risks of variations in jet fuel prices at their fair market value based on market quotations for similar instruments. Derivative financial instruments are used in order to mitigate the risk against variations in fuel prices.

     TAM does not apply hedge accounting to its derivatives. If TAM were to apply hedge accounting, it would affect the timing of recognition of gains and losses in the income statement, but would not affect the underlying economic effects of the derivative contracts.

Carrying value of flight equipment

     TAM's flight equipment is included in the financial statements at fair value based on valuations. The valuations are based on observable market prices.

     The carrying value is further affected by the aircraft and engines' estimated useful economic lives, which is based on expected usage and current technology and environmental regulations.

     The figures set forth in the tables below are expressed in both millions of reais and centavos and have been subject to rounding adjustments. Accordingly, additions or divisions of certain figures may not be an arithmetic aggregation of the totals and the actual sum of percentage variations may differ from those indicated.

Year ended December 31, 2008 compared to year ended December 31, 2007

IFRS	Year ended December 31,

							% Net Operational Income

	2008	2007	Variation (%)	2008	2007	Variation (%)	2008

	(in cents of R$ per ASK)				(in millions of R$)
Domestic	10.79	10.16	6.2	6,162.5	4,833.9	27.5	58.6
International	4.94	4.47	10.5	2,822.6	2,129.7	32.5	26.8
Cargo	1.77	1.63	8.6	1,009.1	776.8	29.9	9.6
Other	1.62	1.23	31.7	926.0	587.6	57.6	8.9
Sales taxes and other deductions	(0.71)	(0.65)	9.2	(407.1)	(309.3)	31.6	-3.9

Revenue	18.41	16.85	9.3	10,513.1	8,018.7	31.1	100.0
Operating expenses
Fuel	(6.88)	(5.33)	29.1	(3,927.9)	(2,536.4)	54.9	(39.7)
Selling and marketing	(1.73)	(2.05)	(15.6)	(988.6)	(975.1)	1.4	(10.0)
Leasing of aircraft, engine and equipment	(0.78)	(1.05)	(25.7)	(443.4)	(501.1)	(11.5)	(4.5)
Personnel	(3.12)	(2.75)	13.5	(1,782.0)	(1,309.7)	36.1	(18.0)
Maintenance and repairs (except personnel)	(0.82)	(0.94)	(12.8)	(469.1)	(445.8)	5.2	(4.7)
Third party services	(1.23)	(1.15)	7.0	(701.8)	(549.0)	27.8	(7.1)
Take-off, landing and navigation aid charges	(0.87)	(0.88)	(1.1)	(495.4)	(421.0)	17.7	(5.0)
Depreciation and amortization	(0.77)	(0.72)	6.9	(440.9)	(341.5)	29.1	(4.2)
Aircraft insurance	(0.08)	(0.07)	14.3	(47.8)	(33.6)	42.3	-0.5
Other	(1.03)	(1.42)	(27.5)	(588.1)	(677.3)	(13.2)	(5.9)

Total operating expenses	(17.31)	(16.37)	5.7	(9,885.0)	(7,790.5)	26.9	(94.0)

Operating profit before movements in fair value of fuel derivatives and revaluation of aircraft	1.10	0.48	129.2	628.1	228.2	175.2	6.0
Movements in fair value of fuel derivatives	(2.23)	0.27	(925.9)	(1,273.5)	130.4	(1076.6)	(12.1)
Gains/(losses) on revaluation of aircraft recognized in the income statement	0.45	(0.47)	(195.7)	255.6	(224.7)	(213.8)	2.4

Operating (loss)/profit	(0.68)	0.28	(342.9)	(389.8)	133.9	(391.1)	(3.7)
Finance income	2.47	2.12	16.5	1,410.4	1,006.9	40.1	13.4
Finance costs	(5.27)	(1.59)	231.4	(3,006.2)	(755.2)	298.1	-28.6

(Loss) / profit before income and social contribution	(3.48)	0.81	N.A.	(1,985.6)	385.6	N.A.	(18.9)
Income tax and social contribution	1.04	(0.27)	(485.2)	594.1	(127.1)	(567.4)	5.7

(Loss) / profit after tax (all continuing operations)	(2.44)	0.54	N.A.	(1,391.5)	258.5	N.A.	(13.2)

Attributable to

Minority interest	0.00	0.00	N.A.	0.9	0.2	350.0	0.0

Equity holders of TAM	(2.44)	0.54	N.A.	(1,392.4)	258.3	N.A.	0.0

Domestic

     Domestic passenger business increased by 28% to R$6,163 million in 2008, compared to R$4,834 million in 2007. A 15% increase in availability of ASKs, compared to only an 11% increase in demand for our domestic flights, as measured in RPKs, resulted in a 2.3 percentage point decrease in our domestic load factor, from 70.3% in 2007 to 68.1% in 2008. This increase in demand was combined with a 14% increase in our scheduled domestic yield to 26.71 centavos in 2008 from 23.42 centavos in 2007, due to less intense price competition in the domestic market.

International

     International passenger business increased by 33% to R$2,823 million in 2008, compared to R$2,130 million in 2007. This was caused by a 29% increase in availability of ASKs and a 38% increase in demand for our international flights, as measured by RPKs. This increase in RPKs was a result of our aggressive expansion taking advantage of the market opportunities resulting from the significant decrease in international operations by our main Brazilian competitor. This increase was partially offset by a decrease in our scheduled international yield, which decreased 5% percentage point to 16.86 centavos in 2008 from 17.66 centavos in 2007, offset by a 5% increase in our international load factor, which increased from 70.5% in 2007 to 75.5% in 2008. Expressed in U.S. dollars, our scheduled international yield decreased by 24.3% from 9.52 cents in 2007 to 7.21 cents in 2008.

Cargo

     Cargo business increased by 30% to R$1,009 million in 2008, compared to R$777 million in 2007, due to the increase in cargo capacity as a result of the increase in international destinations in our network and more availability of capacity for cargo due to the addition of Boeing 777 type equipment to our fleet, which has large belly-space for cargo.

Other

     Other business increased by 58% to R$926 million in 2008, compared to R$588 million in 2007, primarily due to an increase in income from our TAM Loyalty Program net of revenue deferred.

Revenue

     Our revenue increased by 31% to R$10,513 million in 2008, compared to R$8,019 million in 2007 due to a 28% increase in passenger revenues, to a 30% increase in cargo revenues and a 54% increase in other operating revenues. The total RASK increased by 9% to R$18.41 in 2008, as a result of a combination of the decrease in load factor and an increase in yields. Our scheduled domestic RASK increased 10% to R$17.08 in 2008 from R$15.51 in 2006. Our scheduled international RASK increased by 6%, from R$12.44 in 2007 to R$13.13 in 2008.

     Sales taxes and other deductions

     Sales taxes and other deductions increased by 32% to R$407 million in 2008, compared to R$309 million in 2007, due to the increase in the revenues that are the basis for tax calculation.

     Operating expenses

     Our operating expenses increased by 27% to R$9,885 million in 2008, compared to R$7,791 million in 2007. This increase is primarily due to an increase in expenses from fuel, aircraft insurance, personnel, depreciation and amortization and third party services as further described below. Our operating expenses per ASK (CASK) increased by 6% from R$16.37 in 2007 to R$17.31 in 2008, primarily due to an increase in expenses for fuel, aircraft insurance, personnel, depreciation and amortization and third party services and the 24% depreciation of the real against the U.S. dollar during that period, the effect of which was an approximate increase of R$1,348 million in expenses.

     Fuel expenses increased by 55% to R$3,928 million in 2008 compared to R$2,536 million in 2007, due to the depreciation of the real against the U.S. dollar, the effect of which was an approximate increase of R$951.3 million in expenses and an increase by 18% in our fuel consumption due to an increase in take-offs and capacity. Oil prices, despite of the fact that they decreased 54% in the year, remained at very high levels until the third quarter, therefore also negatively impacting our fuel expenses. The average fuel price over the year increased by 38% from U.S.$71.42 to U.S.$99.75 per barrel.

     Selling and marketing expenses increased by 1% to R$989 million in 2008 compared to R$975 million in 2007. This increase primarily resulted from increased revenues derived from increased sales in the international market (from both passengers and cargo). As a result of this increase in sales, we incurred higher costs for commissions paid to travel agencies in the international market, which is dollar denominated. The effect of the depreciation of the real against the U.S. dollar of 24% was an expense of R$ 62 million. This was partially offset by a reduction in the levels of commissions we paid in the domestic market as a result of revisions to our commercial policy for dealing with domestic travel agencies. Selling and marketing expenses represented 9.4% of our total net revenue in 2008 compared to 12.2% in 2007, a reduction of 2.8 percentage points.

     Leasing of aircraft, engine and equipment expenses decreased by 12% to R$443 million in 2008, compared to R$501 million in 2007, primarily due to our fleet under operating leases decreasing from 68 to 65 aircraft and a decrease in the LIBOR. The decrease in aircraft and flight equipment lease expenses was partially offset by a 24% depreciation of the real against the U.S. dollar which impacted us because our aircraft lease agreements are denominated in U.S. dollars, the effect of which was an increase of R$107 million. Leasing of aircraft, engine and equipment expenses per ASK decreased by 26%.

     Personnel expenses increased by 36% to R$1,782 million in 2008, compared to R$1,310 million in 2007, primarily due to an increase in the number of employees by 19 % to 24,389 mainly due to the addition of new types of aircraft in our fleet that require dedicated crew and technical resources. Personnel expenses per ASK increased by 14%.

     Maintenance and repairs (except personnel) expenses increased by 5% to R$469 million in 2008, compared to R$446 million in 2007, primarily due to an increase of 13% in our total flown hours, an increase in our fleet of 14 additional aircraft, and by the 24% depreciation of the real against the U.S. dollar in this period, the effect of which was an approximate increase of R$114 million in expenses. Maintenance and repairs per ASK decreased by 13%

     Third party services expenses increased by 28% to R$702 million in 2008, compared to R$549 million in 2007, primarily due to the increase in distribution costs from international operations (the majority of which are reservation and ticketing costs and third party airport costs) and the depreciation of the real against the U.S. dollar in the period by 24%, the effect of which was an approximate increase of R$63 million in expenses. Third party services per ASK increased by 7%.

     Take-off, landing and navigation charges increased by 18% to R$495 million in 2008, compared to R$421 million in 2007, primarily due to the 5% increase in the number of take-offs and the 13% increase in kilometers flown per aircraft mainly in international flights, which are more expensive in domestic flights and were impacted by a 24% depreciation of the real against the U.S. dollar, the effect of which was an approximate increase of R$39 million in expenses. Take-off, landing and navigation charges per ASK decreased by 1%.

     Depreciation and amortization expenses increased by 29% to R$441 million in 2008, compared to R$342 million in 2007, primarily due to new additions of ground equipment, aircraft and intangible assets to our fixed assets in the amount of R$770 million, as a result of the growth in our fleet and operations during the period. Expenses from depreciation and amortization per ASK increased by 7%.

      Aircraft insurance expenses increased by 41% to R$48 million in 2008, compared to R$34 million in 2007, primarily due to a net increase in real-denominated insurance premiums caused by a 24% depreciation of the real against the U.S. dollar over the period, which caused an approximate increase of R$12 million in expenses, and an increase in transported passengers of 8% in 2008.

     Other expenses decreased by 13% to R$588 in 2008, compared to R$677 million in 2007, primarily due to the expenses incurred in the year 2007 due to the phase out of our Fokker 100 aircraft. This decrease was partially offset by a 8% growth in our transported passengers in the period. Other operating expenses per ASK decreased by 28%.

     In line with our strategy of increasing productivity, our intention is to offset fixed expenses through more efficient use of aircraft, and redesign of internal processes (an example of which we integrated the management of TAM Mercosur with our central management in Brazil) in order to achieve a resulting improved RASK minus CASK spread. In addition, future changes in commercial policies in the international market should either decrease selling and marketing expenses or increase the quality of our revenue stream. We are still susceptible to fluctuations in fuel prices, which remain the key challenge to sustaining and improving our results in future. In addition, recently there has been a trend to U.S. dollars to change value against the real. In the case the U.S. dollar strengthens against the real, our results would be negatively impacted.

     Movements in fair value of fuel derivatives

     Fuel derivatives gains (losses) was a loss of R$1,274 million in 2008, compared to a gain of R$130 million in 2007, mainly due to the mark to market of our fuel derivative positions at an oil price lower than the strike prices of our positions, magnified by the depreciation of the real against the U.S. Dollar towards the end of the year.

     Gains (losses) on the revaluation of aircraft recognized in the income statement

     At December 31, 2007 revaluations resulted in an expense of R$225 million for aircraft whose revalued amount was lower than their cost. At December 31, 2008 the revaluations resulted in a gain being recognized in the income statement of R$256 million for aircraft for which revaluation decreases had previously been recognized in the income statements.

     Net finance income / (costs)

     Our net finance income / (costs) was an expense of R$1,596 million in 2008, compared to income of R$252 million in 2007, principally due to the increase in our debt, and the 24% depreciation of the real against the U.S. dollar, which generated financial losses related to our lease payment obligations.

     Interest income from financial investments decreased 27% to R$193 million in 2008, compared to R$263 million in 2007, principally as a result of the reduction of our financial investments. As of December 31, 2008 our financial investments amounted to R$1,242 million, compared to R$2,140 million as of December 31, 2007.

     Exchange variation was an expense of R$1,258 million in 2008, compared to a gain of R$393 million in 2007, principally due to an increase in the real/U.S. dollar exchange rate from R$1.7713 per U.S. dollar in 2007 to R$2.3370 per U.S. dollar on December 31, 2008. This impacted us because at December 31, 2008 we had a liability of R$8,856 million in respect of U.S.-dollar prepayment obligations for new aircraft, compared to R$4,338 million at December 31, 2007. This was partially offset by the effect of a R$667 million portion of our investments being offshore.

     Interest expenses increased 24% to R$582 million in 2008, compared to R$469 million in 2007, principally due to the increase in our debt as a result of an increase in our fleet.

     Income tax and social contributions

     Income tax and social contributions increased to R$594 million in 2008, compared to a loss of R$127 million in 2007, principally due to the fiscal benefit received as a result of our payment of interest on our own capital in 2007. Our effective rate of income tax and social contributions was 33.0% in 2007, compared to 29.9% in 2008.

     (Loss) / profit after tax

     As a result of the factors discussed above, principally due to a significant loss in our fuel derivatives to R$1,274 million, we recorded a loss after tax (all continuing operations) of R$1,392 million in 2008, compared to a profit of R$259 million in 2007. In addition, we were adversely affected from the depreciation of the real against the dollar by 24%, which impact was an approximate increase or R$1,247 million in our costs.

B. Liquidity and Capital Resources

     We believe that our liquidity position exceeds the minimum required to sustain our business adequately, and our working capital is sufficient for our present requirements. We also believe that additional sources of liquidity are available to us, if they are needed, through bank facilities.

     We decreased our current liquidity ratio by 33% between December 31, 2007 and December 31, 2008, primarily due to the accounting of the mark to market of our derivative instruments of fuel. Our liquidity ratio is calculated by dividing current assets by current liabilities.

     In order to manage our liquidity, we take into account our cash and financial investments, accounts receivable and short term borrowings. Our accounts receivable are affected by the timing of receipt of credit card revenues and of invoicing travel agencies. Customers purchasing tickets using credit cards have the option of purchasing tickets and paying in installments, typically over a 70 day period. We do not take credit risk on customers’ credit card receivables because pursuant to the terms of the arrangements between the credit card companies and us, the credit card companies are required to pay us based on the customer’s installments schedules (regardless of whether the customer had paid the bank – the credit risk remains with the bank that issued the credit card). At the current terms and conditions of our arrangements with the credit card companies, our accounts receivable are not materially impacted by the timing of receipt of credit card revenues and of invoicing tourist agencies. At December 31, 2008, we had R$1,914 million in cash and cash equivalents and financial investments and R$938 million in accounts receivable, compared to R$2,607 million in cash and financial investments and R$988 million in accounts receivable at December 31, 2007.

     At December 31, 2008, our current borrowings to finance our working capital needs totaled R$192 million. Our current borrowings include the portion of our long-term borrowings (meaning borrowings that mature within twelve months of the balance sheet date). Of our borrowings, 85% is denominated in foreign currencies, including our Import Financing (FINIMP) and financing of pre-delivery payments.

     At December 31, 2008 our Industrial Funding (FINEM) agreements were denominated in reais and represented 13% of our total borrowings. At December 31, 2008 our Import Financing (FINIMP) agreements represent 42% of our borrowings. They are denominated in dollars and bear interest at a fixed spread above LIBOR on an annual basis only.

Net cash generated from operating activities

     Net cash generated from our operating activities was R$ 1,543 million for the year ended December 31, 2008, compared to R$ 373 million for the corresponding period in 2007. Beginning with a net loss after tax (all continuing operations) of R$ 1,392 million, and adjusting for non-cash items, mainly the positive adjustment for the fair value of derivatives of R$ 1,192 million and the exchange rate impact on operating activities of R$ 1,664 million, in addition to other non-cash adjustments, our cash generated from operating activities was R$ 1,427 million, adding and additional R$898 million in cash increases due to a withdrawal of current financial assets that under IFRS rules are not considered cash or cash equivalents, offset mainly by the increase in trade and other receivables of R$217 million, the increase in other assets of R$302 million and by the interest paid in the amount of R$ 304 million.

     Net cash used in investing activities

     We invested R$643 million in the year ended December 31, 2008, compared to R$438 million in the corresponding period in 2007. The cash invested in 2008 was mainly used to purchase flight equipment and aircraft parts in R$637 million and intangible assets in R$134 million.

     Net cash used in financing activities

     Net cash used in financing was R$694 million for the year ended December 31, 2008, compared to a generation of R$233 million for 2007. The net use in 2008 was mainly due to our payment of finance leases in R$340 million due to the increase in our fleet and the net repayment of borrowings of R$263 million.

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

Indebtedness

     At December 31, 2008, our total indebtedness was R$13,124 million, consisting of R$4,238 million in short-term debt (of which R$1,106 million deferred income, R$1,022 million derivative financial instruments, R$968 million trade and other payables, R$910 million financial liabilities, R$149 million other current liabilities and R$83 million current income tax liabilities) and R$8,886 million in long-term debt (of which R$7,179 million was represented by financial liabilities, R$948 million from provisions, R$369 million was represented by deferred income, R$107 million was represented by derivative financial instruments, and R$283 million was represented by other non current liabilities).

     We have three FINIMP-type lines of credit with financial institutions. At December 31, 2008, the outstanding balance of our FINIMP-type contracts was R$167 million with guarantees of promissory notes in the amount of U.S.$23.6 million.

     We have finance lease agreements for the leasing of aircraft, engines and computer equipment. At December 31, 2008, the outstanding balance of such finance lease agreements was R$6,448 million.

     TAM Linhas Aéreas has a U.S.$50 million credit facility with the International Finance Corporation, or IFC. U.S.$33 million of the principal amount is guaranteed by TAM S.A. We record amounts drawn down under this facility in reais. As of December 31, 2008, we had R$52 million outstanding under this facility.

     TAM Linhas Aéreas also has an outstanding government financing for machinery and equipment (FINEM) in the aggregate amount of approximately R$51 million with the Banco Nacional de Desenvolvimento Econômico e Social (National Bank of Economic and Social Development, or BNDES). The guarantees provided are mortgages of assets and accounts receivables.

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

     In April 2007, TAM Capital issued U.S.$300 million 7.375% senior notes due 2017. The notes are unconditionally guaranteed, on a senior unsecured basis, by TAM S.A. and TAM Linhas Aéreas and are listed on the Euro MTF market of the Luxembourg Stock Exchange. On December 18, 2007 we completed an exchange offer pursuant to which holders of 99.2% of the notes issued on April 25, 2007 exchanged their notes for new notes that were registered under the United States Securities Act of 1933, as amended, and otherwise carried identical terms.

     In May 2007, our subsidiary TAM Financial Services 1 Limited entered into a facility agreement with certain financial institutions pursuant to which it borrowed U.S.$331 million to finance certain pre-delivery payments due to Boeing in respect of our orders for four Boeing 777 aircraft. On December 31, 2008 the balance of this loan was R$356 thousand.

     The interest rates related to our real-denominated indebtedness are typically indexed to TJLP or CDI, and the interest rates related to our U.S.-dollar denominated indebtedness are typically indexed to LIBOR. For a more detailed description of the interest rates associated with our indebtedness, see note 15 of our consolidated annual financial statements for the years ended December 31, 2008 and 2007.

C. Research and Development, Patents and Licenses, etc.

     We hold or have filed registration applications for 228 trademarks before the Instituto Nacional da Propriedade Industrial, or INPI, the body with jurisdiction for registering trademarks and patents in Brazil, and two trademarks before the bodies with jurisdiction for registering trademarks in other countries in the Americas and Europe in which we operate. Currently, we are facing no third-party challenges to these applications.

     TAM Marília owned the “TAM” trademark from its incorporation until September 2004 when TAM Marília underwent a spin-off which resulted in the creation of Taxi Aéreo, Representações, Marcas e Patentes S.A. (TAM Milor). TAM's trademark (and other trademarks related thereto) were transferred to TAM Milor. Both TAM Marília and TAM Milor are companies controlled by the Amaro Family. Until March 10, 2005, the relationship we and our subsidiaries TAM Viagens and TAM Mercosur had with TAM Milor did not provide for any compensation for our use of TAM trademark and was subject to revision at any time. In order to protect the use of TAM's trademark on an appropriate legal and commercial basis, on March 10, 2005, TAM S.A., TAM Milor, TAM Linhas Aéreas, TAM Viagens and TAM Mercosur entered into a License for Use of Trademark Agreement, pursuant to which TAM Milor granted the other parties a license to use the “TAM” trademark in exchange for a monthly compensation or royalty payment.

The terms of this agreement provide that it may be terminated in the event of (i) bankruptcy, judicial composition with creditors or winding-up of either party, (ii) one party failing to comply with any of its obligations and failing to remedy such non-compliance within 15 days of receiving notice of such non-compliance, or (iii) we and/or our subsidiaries TAM Viagens and TAM Mercosur utilizing TAM's trademark in a manner other than that set forth in the agreement. The current expense we and our subsidiaries TAM Viagens and TAM Mercosur record on a monthly basis for the use of the trademark is R$1.2 million. This amount is adjusted annually by reference to the IGP-M. This agreement is effective until December 9, 2011, following which, provided that TAM Linhas Aéreas’ concession is itself renewed, the license to use the trademark will automatically be renewed for an equivalent period. The recording of the transfer of ownership of TAM trademarks from TAM Marília to TAM Milor and the License for Use of Trademark Agreement are already registered with the INPI. The intention of recording both the transfer and the registration of the License for Use of Trademark Agreement before the INPI is to provide third parties with notice of the existence of such rights.

     The license for use was granted exclusively in relation to the classes of the activities we currently perform. TAM Milor may grant a license to use TAM's trademark to other parties for different activities that do not involve the scheduled transportation of passengers.

     We have also internally developed our e-TAM portal, a tool that integrates our entire sales chain, from the time of reservation until boarding of the aircraft. Additionally, such contract does not impose any limitation on TAM Milor’s right to dispose of or pledge the trademarks that are subject to the License for use of Trademark Agreement to third parties and TAM Milor may enter into such transactions without our prior knowledge or consent. In addition, the terms of the License for Use of Trademark Agreement grant us an exclusive license for the use of TAM's trademark as a symbol for securities traded on stock exchanges.

D. Trend Information

     Assuming that demand for our services continues to increase in line with recent periods, we anticipate that our RPKs would increase as a result. In terms of ASKs, we believe the international market presents the greatest opportunity for growth because we already have significant penetration of domestic routes in our network. However, we believe ASKs for the domestic market will also increase in 2009, albeit at a lesser rate of growth compared to the international market. In the international market, we continue to examine opportunities for selective expansion of routes and recently announced plans to operate a direct flight from São Paulo to Johannesburg, South Africa. In the event that projected demand for new routes and/or more frequent flights on existing routes meets our expectations, we have contracted sufficient capacity to meet such demand (as evidenced by the fact that we currently have firm orders with Airbus to lease an additional 53 Airbus A320 family aircraft, four Airbus A330 family aircraft, 22 Airbus A350 aircraft and a firm order with Boeing to lease six Boeing 777 aircraft). The addition of these aircraft to our fleet will increase our ASKs, and we are able to exercise ten options in respect of Airbus A350 aircraft. Although demand has decreased as a consequence of the global economic environment, we have decided to maintain our fleet expansion plan, in the case that a recovery starts as early as 2010. In order to support this decision, we continue implementing cost saving measures such as our renegotiations with international travel agencies that will result in eliminating the commission we used to pay these travel agencies and other cost saving initiatives.

     We expect jet fuel prices will continue to be volatile in 2009 and expect to continue evaluating fuel hedging to protect us against movements in the commodity price.

E. Off-balance Sheet Arrangements

     Our operating lease obligations are not reflected in our balance sheets. We have no other off-balance sheet arrangements.

F. Tabular Disclosure of Contractual Obligations

     The table below analyses TAM's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest, apart from the net settled derivatives, for which the fair value is disclosed.

	Less than 1	Between 1	Between 3	More than 5		Effect of	Carrying
	year	and 2 years	and 5 years	years	Total	discounting	value

Non-derivative financial
liabilities
At December 31, 2008
Finance lease obligations	961,373	1,764,576	1,751,910	3,751,912	8,229,771	(1,781,291)	6,448,480

	Less than 1	Between 1	Between 3	More than 5		Effect of	Carrying
	year	and 2 years	and 5 years	years	Total	discounting	value

Non-derivative financial
liabilities
Borrowings	239,402	228,621	8,310	12,468	488,801	(87,233)	401,568
Debentures	51,464	333,333	166,667		551,464	(22,922)	528,542
Senior notes	51,562	103,269	103,412	882,215	1,140,458	(430,022)	710,436
Trade and other payables	967,553				967,553		967,553

At December 31, 2007
Finance lease obligations	456,065	821,927	800,005	1,781,126	3,859,123	(890,909)	2,968,214
Borrowings	944,414	237,340	35,601	10,217	1,227,572	(159,725)	1,067,847
Debentures	57,393	218,131	333,333		608,857	(76,698)	532,159
Senior notes	39,408	78,162	78,380	707,854	903,804	(365,338)	538,466
Trade and other payables	804,670				804,670		804,670

     We believe that our operational cash generation and lines of credit with financial institutions and leasing agents will enable us to honor our contractual and financial commitments. We believe that prudent liquidity risk management should entail maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of our businesses, Our treasury maintains flexibility in funding by maintaining availability under committed credit lines.

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

Board of Directors

     Our board of directors provides our general strategic management guidelines and is responsible for, among other things, setting general commercial policies and electing the executive officers (as well as for supervising their management). Our board of directors meets every month or whenever requested by the chairman, vice-chairman, or by any two members of the board of directors.

     Brazilian corporation law provides that members of a company’s board of directors must be shareholders in that company (although there is no specified minimum number of shares that such members must hold) and must be elected at a shareholders’ meeting. Members, who may reside or be domiciled in Brazil or abroad, are elected for a period of one year and re-election is permitted. The terms of office of the current members of our board of directors end on April 30, 2010 unless they are re-elected. Our by-laws do not specify an age limit for mandatory retirement of members of our board of directors.

     Brazilian corporation law together with Article 24 of our by-laws provides that members of our management may only enter into contracts with us under reasonable and equitable terms, either identical to those prevailing in the market or to those pursuant to which we would ordinarily contract with third parties. Such transactions must also be approved by at least five of our directors at a board meeting and any director may request an independent expert to evaluate whether such agreement does in fact contain arm’s length terms. Brazilian corporation law also prevents such persons from voting at any shareholders’ meeting or intervening in any corporate action in respect of which there is a conflict of interest between their interests and ours.

     The following table sets forth the name, position and election date of the current terms of office of each member of our board of directors.

Name	Position	Election date

Maria Cláudia Oliveira Amaro	Chairman	09/18/2003
Maurício Rolim Amaro	Vice-Chairman	12/20/2004
Luiz Antônio Corrêa Nunes Viana Oliveira	Board Member	06/27/2003
Adalberto de Moraes Schettert	Board Member	08/31/2005

Name	Position	Election date

Maria Cláudia Oliveira Amaro	Chairman	09/18/2003
Waldemar Verdi Júnior	Board Member	01/23/2006
Pedro Pullen Parente	Board Member	04/27/2007
Noemy Almeida Oliveira Amaro	Board Member	04/30/2009
Alexandre Goncalves Dias	Board Member	04/30/2008

     Summary biographical information for each member of our board of directors is set out below:

     Maria Cláudia Oliveira Amaro, Chairman of the Board of Directors. Mrs. Amaro has been a member of our board of directors since September 2003 and Chairman since April 2007. Mrs. Amaro is the daughter of Mrs. Noemy Almeida Oliveira Amaro and holds the position of executive director of TEP. Mrs. Amaro formerly served as executive director of TAM Linhas Aéreas and is currently also a member of the board of directors of Aerosystem and TAM Marília. Mrs. Amaro has a degree in Business Administration.

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

     Noemy Almeida Oliveira Amaro, Board Member. Mrs. Amaro has been a member of TAM’s board of directors since October 2008 and is the widow of its former chairman, the late Mr. Rolim Adolfo Amaro. Mrs. Amaro was previously a teacher. She is currently a director of TAM’s controlling entity, TEP.

     Alexandre Gonçalves Silva, Board Member. Mr. Silva has been a member of our Board of Directors since April 2008. Mr. Silva received a bachelor’s degree in Mechanical Engineering from the Pontifícia Universidade Católica do Rio de Janeiro (PUC-Rio). He is currently a member of the Consulting Board of GWI, Advisor in Brazil for Global Infrastructure Partners, headquartered in London, and board member at GE Hydro Inepar and at Alupar. Before joining TAM, he occupied the position of CEO and National Executive of GE Brasil and worked in companies such as Celma, Motortec & Votec, in addition to other companies of the aviation sector. In addition, he worked at the Brazilian General Command for Aerospace Technology (CTA), related to the Aeronautics Command, as Project Manager of Feasibility Studies in the Aerospace Research Center.

     None of our directors has service contracts with us or any of our subsidiaries providing for any compensation or benefits on the termination of their employment.

Executive Officers

     The executive officers are responsible for our daily management and representation. The executive officers exercise the individual responsibilities provided in our by-laws and by our board of directors. Our board of executive officers is currently made up of four members, but can be made up of at least four and no more than eight members, shareholders or otherwise, residing in Brazil.

     Executive officers are elected by our board of directors for a three-year term of office, with re-election permitted. Any member of our board of executive officers may be removed by the board of directors before his or her term of office ends. The current term of office of each member of our board of executive officers ends on April 30, 2012 unless re-elected.

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

     The following table sets forth the name, position and election date of the current terms of office of each member of our board of executive officers:

Name	Position	Election date

David Barioni Neto	Chief Executive Officer	09/10/2007
Líbano Miranda Barroso	Chief Financial Officer	05/17/2004
Fernando Sporleder Júnior	Technical-Operational Officer	09/10/2007
Paulo Cezar Bastos Castello Branco	Commercial and Planning Officer	10/18/2004

     Summary biographical information for each member of our board of executive officers is set out below:

     David Barioni Neto, Chief Executive Officer. Captain David Barioni Neto has been our CEO since November 2007. Mr. Barioni has been working in the aviation industry for 30 years, holding executive positions and acting in flight and technical operations areas. He flies Boeing, Airbus and MD-11 aircraft and checks Boeing 737 NG. Mr. Barioni is a flight security agent certified by the Brazilian Aeronautical Accident Prevention and Investigation Center (CENIPA) and has expertise in special and dangerous cargo and also in crisis management (IATA).

     Líbano Miranda Barroso, Chief Financial Officer. Mr. Barroso has been our chief financial officer, Management and IT Director since May 2004. Mr. Barroso held executive positions at major financial institutions, including Banco Nacional S.A., Banco Real S.A., and Banco Safra S.A. He was also Executive Officer at Companhia de Concessões Rodoviárias. Mr. Barroso holds a degree in Economics, an Executive MBA in Finance from IBMEC Business School, and a post-graduate degree in business law from Getúlio Vargas Foundation (Fundação Getúlio Vargas, or FGV).

     Fernando Sporleder Júnior, Technical-Operational Officer. Mr. Sporleder has been our Technical-Operational Director since November 2007. Mr. Sporleder was appointed by TEP in accordance with the shareholders’ agreement. He joined us in 2007 and has been working in the air transport industry since 1982, holding executive positions and acting in flight and technical operations areas. He flies Boeing and MD-11 aircrafts and he is a Certified Examiner by ANAC. He currently holds an executive position at TAM Linhas Aéreas. Mr. Sporleder has a degree in Business Administration from Universidade Ibirapuera (UNIB).

     Paulo Cezar Bastos Castello Branco, Commercial and Planning Officer. Mr. Castello Branco has been the Commercial and Planning Director since August 2008. He joined us as Institutional Relations Officer in October 2004 and currently holds an executive position at TAM Linhas Aéreas. Before joining us, he held various management positions, including: planning and logistics director of Varig Logística, vice-president of ECT — Empresa Brasileira de Correios e Telégrafos, financial and administration director of Casa da Moeda do Brasil and commercial department chief of INFRAERO — Empresa Brasileira de Infra-Estrutura Aéroviária. Mr. Castello Branco has a degree in Business Administration from Universidade Federal do Rio de Janeiro (UFRJ) and an MBA in Airport Administration and Logistics Extensions from Nevada University in the United States.

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

     Our by-laws provide for a non-permanent fiscal council, which can be installed by a shareholders’ meeting. We do not currently have a fiscal council. We have an audit committee that satisfies the audit committee requirements of the SEC and the NYSE.

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

     The key management personnel of TAM include the members of the Board of Directors, the president, vice presidents and statutory directors. Their remuneration was as follows:

	2008	2007

Salaries	9,031	9,262
Profit share and bonuses	7,326	18,197
Share-based payment	3,033	604
Other long-term benefits	476	280

	19,866	28,343

     Our executive management fees represent total compensation paid to the members of our board of directors and executive officers. Executive management fees were lower in 2008 compared to 2007 because in 2007 we paid higher bonuses to certain executives.

     Our officers participate in our regular share purchase option plan. See “Item 6. Directors, Senior Management and Employees — E. Share Ownership — Share Option Purchase Plan”.

C. Board Practices

     Currently, our board of directors is comprised of eight members. The terms of office of our current directors will expire in April 30, 2010. See “Item 6. Directors, Senior Management and Employees — A. Directors and Senior Management — Board of directors”.

Swearing-In of Members of Our Board of Directors, Board of Executive Officers and Fiscal Council

     The members of our board of directors, board of executive officers and fiscal council (i) take office upon signing our corporate register, which is itself conditional on them signing BM&FBOVESPA’s agreement in respect of companies listed on the Level 2 segment of BM&FBOVESPA, and (ii) must notify BM&FBOVESPA, immediately after they are sworn in, as to how many securities issued by us they own (directly or indirectly) and the characteristics of such securities (including derivatives).

Audit Committee

     Our audit committee reports to our board of directors. Its main functions are to: assist the board of directors in monitoring, on behalf of our shareholders, the analysis of our financial statements; ensure that our executive officers develop reliable internal control mechanisms; ensure the adequate performance of internal audit; appoint external independent auditors when necessary; monitor any potential conflicts of interest in relation to our external auditors; ensure that our ethics code is being followed; monitor changes in our principal financial indicators, particularly focusing on our cash flow position; at times working with the Ethics Committee, establish receipt, retention and complaint procedures regarding accounting, internal control and audit matters and create policies for the confidential, anonymous treatment of employee concerns regarding accounting or auditing matters and review our capital, debt and cost structure. The audit committee is comprised of three members of our board of directors, elected by the board of directors for a one-year term, subject to re-election. The current members of our audit committee are: Adalberto de Moraes Schettert, Alexandre Gonçalves Silva and Luiz Antônio Corrêa Nunes Viana Oliveira. Our audit committee satisfies the audit committee requirements of the SEC and the NYSE, including the membership and independence requirements thereof. Adalberto de Moraes Schettert is an audit committee “financial expert” within the meaning of the rules adopted by the SEC relating to the disclosure of financial experts on audit committees in periodic filings pursuant to the U.S. Securities Exchange Act of 1934.

Ethics Committee

     Our ethics committee is responsible for setting ethics policies & procedures and filtering complaints, including whistleblower complaints. The ethics committee filters all complaints, following up on simpler ones and forwarding more involved ones to the audit committee for consideration.

Human Resources Committee

     Our human resources committee is responsible for defining strategies for the management and development of our employees. It supports the board of directors in evaluating the results and performance of the main executives and determining their remuneration. The human resources committee is comprised of three members, elected by the board of directors. The human resources committee is comprised of three members of our board of directors.

Strategic Committee

     Our strategic committee is responsible, among other things, for determining the principles, policies and strategies that will assist us to achieve our corporate objectives and incentivizing the accompanying increase in our efficiency and productivity. The strategic committee is comprised of five members of our board of directors.

Risk Management Committee

     Our risk management committee is responsible for approving policies, processes and activities to manage the liquidity, credit, legal, fiscal and operational risks inherent in the operation of our business. The risk management committee is comprised of eight of our officers.

D. Employees

     We believe our growth potential is directly linked to our ability to attract and retain the best professionals available in our sector. For this reason, we assign high priority to selecting and developing people with potential who can add value to our operations and who we believe can adapt to our corporate culture.

     The value proposal of TAM’s Human Resources Management and Information area is to contribute to the Company’s sustainable growth and competition by anticipating any needs and providing long-term solutions in order to attract, train and retain professionals with Passion to Fly and Serve.

     One of the key roles of any such area is to disseminate TAM’s values and principles of the Passion to Serve by encouraging our employees’ desire to become highly qualified professionals and conscientious citizens. The aspiration to build a safe, healthy and sustainable work environment is also part of the Company’s path towards an even more professional and efficient organization.

     Amongst some measures adopted by such area in 2008, we point out the following: the Business Partner model, the area of Management of Sustainability and Culture, Training (by the Commander Rolim Amaro Service Academy), Development and Compensation.

     Business Partners

     This model, which is very common in the human resources structures adopted by large companies in the market, aims at actively supporting the managers for purposes of attainment of goals by individuals by making available Human Resources Management resources and tools that support the business strategy.

     The area was originally established in May 2008 in TAM and has gained strength before the Company’s management in order to ensure that the structures, processes and professionals are in line and prepared to deal with TAM’s current needs and future challenges. Furthermore, the area develops processes that ensure the excellence in connection with human resources management and the delivery of high-quality services to employees and managers.

     Sustainability and Culture Management

     We believe that working with the Passion to Serve makes people happier. This is one of the principles that encompass the spirit of TAM's brand, which elected sustainability as one of its principles. Accordingly, we seek to permanently include sustainability in our day-to-day activities and corporate practices.

     The Sustainability and Culture Management area was created in 2008 to strengthen our strategic sustainable position. This area seeks to attract professionals with different backgrounds, including environmental background, and the activities performed by this area are coordinated directly by the executive of Human Resources Management and Information. This area, responsible for the submission of policies and the synergic coordination of various activities we perform, actively monitors any and all actions and works towards expanding employees’ awareness.

     The Sustainability Executive Committee was also created, consisting of senior executive officers from the Company’s various areas. This Committee is responsible for the monitoring of the Company’s social and environmental projects. This Committee also participated in the creation of TAM’s vision on the matter. Accordingly, we perceive sustainability as a profound cultural change that should permeate the manner in which each person sees the world and the business as well as our relationships with any and all stakeholders (persons with which the Company has relationships). We wish to be amongst the first global air companies to incorporate the sustainability concept in the Company’s activities and contribute to the creation of a sustainability culture in our society.

     For purposes of dissemination of the sustainability strategy, we implemented an awareness program targeted at our internal audience. One large education, awareness and culture generation program was implemented in the second six-month period of 2008, with the participation of over 23 thousand employees, encompassing officers, directors, managers and the operational staff. The educational campaign included a descriptive brochure, a website on the matter, a quiz with questions and answers and the distribution of a sustainability kit. Concurrently, internal communication actions were adopted by means of the information board, corporate portal, e-mails and articles in the internal magazine. Mappings and proposals in connection with a sustainability strategy by means of a meta-model of actions on the matter were also adopted by the middle management.

     Qualification and Training

     We are especially focused on the qualification and growth of our employees, which constitute the Company’s key operating asset. Our management of the human capital, which represents a significant illustration of the wealth, complexity and diversity of Brazilian society, is a key item of our strategic planning.

     Our training area, by means of the Commander Rolim Amaro Service Academy, seeks to contribute to the development and qualification of the staff. The Company’s investments in educational and qualification programs grow every year.

     In 2008, approximately R$28 million was invested, a value 64% greater than the value invested in the previous year. Over 100 thousand employees participated in training held throughout Brazil. This training was largely attended in person or by electronic means (e-learning) – available via the Internet or Intranet. The Company held lectures for employees at the management level to strengthen the leadership principles.

     In 2008, together with Fundação Dom Cabral, TAM’s management duties were defined. The first four levels of our management were evaluated based thereupon. Taking into consideration the individual performance, a succession plan for our three senior levels was established thereby ensuring continuity in the management of the business in the event of unexpected changes. This process will continue to be implemented in 2009 and should include the supervisory levels, and subsequently, all lower levels in our organizational structure.

     Compensation and Benefits

  Profit Sharing and Results

     The values distributed in 2008 recorded a significant increase at the percentage rate of 20% as compared to 2007. The Net Promoter Score (NPS) was introduced and its ambitious goal was attained due to the outstanding measures adopted to improve services in any and all points of contact with the clients.

     The calculation of any such profit sharing is usually carried out at the end of the year, at which time the value could be measured by the Company in the most reliable manner.

     The employees were granted a different way to participate in this year, by means of a committee, for purposes of evaluation and monitoring of the results.

  Private Pension Obligations

     We have defined contribution plans, which contributions are transferred to the public or private pension plans on a mandatory, contractual or voluntary basis. To the extent that contributions are made, we have no obligation relating to any additional payments. Regular contributions comprise the net periodic expenses for the period in which any such contributions are due and are included in administrative expenses.

  Stock Option Plan

     We offer stock options plans to employees, officers and directors, based on our shares, pursuant to which the Company receives services in exchange for the stock options. The fair value of the stock options granted is recognized as an expense, during the period in which the right is vested (period during which the specific terms and conditions for vesting of rights should be complied with). As of the balance sheet date, we review the estimates relating to the number of options which rights should be vested based on the terms and conditions. We recognize the impact of the review of the original estimates, if any, in the statement of income, recorded against the shareholders’ equity on future basis.

     At December 31, 2008 we had 24,389 employees, compared to 20,469 employees at December 31, 2007, and 13,195 employees at December 31, 2006. Our personnel expenses in 2008 totaled R$1,782 million. The following table shows the number of employees at December 31, 2008, 2007 and 2006 for the operations and locations indicated:

	December 31,	December 31,	December 31,
	2008	2007	2006

TAM Linhas Aéreas
Assistants, secretaries and dispatchers	10,762	9,056	4,647
Analysts and assistants	2,779	2,499	1,532
Supervisors/coordinators	844	715	412
Chairman, vice chairmen, directors and managers	320	302	176
Mechanics, electricians and technicians	1,858	1,522	1,271
Attendants	5,025	3,755	2,929
Captains and co-pilots	2,043	1,665	1,343
Interns	74	60	34

Total	23,705	19,574	12,344

	December 31,	December 31,	December 31,
	2008	2007	2006

TAM Viagens
Assistants/receptionists/secretaries/interns	33	42	29
Analysts/assistants/secretaries	66	46	50
Attendants, promoters/issuers/salesreps	109	83	81
Attorneys/coordinators/leaders/supervisors	21	17	17
Directors/managers/advisors	13	15	15

Total	242	203	192
TAM Mercosur
Paraguay	413	516	493
Chile	0	65	61
Argentina	0	31	32
Uruguay	0	32	23
Bolivia	28	44	46
São Paulo	1	4	4

Total	442	692	659

Grand Total	24,389	20,469	13,195

     At the end of 2008, we had 24,315 employees, of which 22,945 were in Brazil and 1,370 were abroad. We also had 74 trainees and 461 outsourced employees. In 2007, we recorded an 18% staff increase.

     Our staff largely consists of young men and women, where 49% are between the ages of 18 and 29, 33% are between 30 and 39 years and 17% are above 40 years.

Internal Social Indicators

     TAM’s internal social indicators provides an overview of the volume of resources allocated to the employees, in addition to the fixed compensation. This group includes items, such as the total value invested in food, private pension, health, occupational safety and medicine, education, training and qualification of employees.

E. Share Ownership

     The following table sets forth the class, number and percentage of shares held by our directors at the date of this annual report:

	Number of	Number of
	Common	Preferred
	Shares	Shares
	Held	Held

Maria Cláudia Oliveira Amaro	1	104,100
Maurício Rolim Amaro	1	104,100
Noemy Almeida Oliveira Amaro	1	208,200
Luiz Antônio Corrêa Nunes Viana Oliveira	1	-
Waldemar Verdi Júnior	1	-
Adalberto de Moraes Schettert	-	1
Pedro Pullen Parente	1	-
Alexandre Gonçalves Silva	-	1
Stock Option Plan	-	2,311

     We have implemented a preferred share purchase option plan for our and our controlled companies’ officers and employees, as approved at our shareholders’ meeting held on September 29, 2005. Other than in respect of the first grant of options (described below), the strike price per preferred share is the amount equal to 80% of the average market price of our preferred shares in the month preceding the granting of the option, adjusted for inflation. We granted 715,255 options to purchase our preferred shares in December 2005, with an exercise price of R$14.40 per preferred share. On June 26, 2006, our board of directors granted the release of 239,750 preferred shares as a second award to be used as options under the plan, with an exercise price of R$43.48 per preferred share. On December 14, 2007, our board of directors granted the release of 780,311 preferred shares as a third award to be used as options under the plan, with an exercise price of R$ 39.67 per preferred share. On September 27, 2007, our board of directors granted the release of 230,000 preferred shares as an extraordinary granting, with an exercise price of R$ 38.36 per preferred share.

The share purchase options will be granted on annual basis in accordance with our board of directors’ resolution as long as the maximum amount of 2% of dilution of the participation of current shareholders is not exceeded, and certain annual value-added goals are reached. The participants of our share purchase option plan may exercise their options within seven years as of the date of the relevant grant. The vesting term will last five years and will comprise three annual installments, due on the third, fourth and fifth year, respectively. Our share purchase option plan is effective until September 29, 2010.

ITEM 7. MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

A. Major Shareholders

     The following table shows the shareholdings of each shareholder holding 5% or more of our common or preferred shares and of the members of our board of directors as of June 26, 2009, being the most recent practicable date.

	Shares Beneficially Owned

Common Shareholders	Number	Percent

TAM — Empreendimentos e Participações S.A.(1)	44,804,238	89.26%
Agropecuária Nova Fronteira Ltda.(2)	79,516	0.16%
Maria Cláudia Oliveira Amaro	1	0.00%
Maurício Rolim Amaro	1	0.00%
Noemy Almeida Oliveira Amaro	1	0.00%
Luiz Antônio Corrêa Nunes Viana Oliveira	1	0.00%
Waldemar Verdi Júnior	1	0.00%
Pedro Pullen Parente	1	0.00%
Amaro & Aviation Participações S.A.	5,295,149	10.55%
Other	16,140	0.03%
Total	50,195,049	100.00%

	Shares Beneficially Owned

Preferred Shareholders	Number	Percent

TAM — Empreendimentos e Participações S.A.(1)	24,768,755	24.67%
Maria Cláudia Oliveira Amaro	104,100	0.10%
Maurício Rolim Amaro	104,100	0.10%
Noemy Almeida Oliveira Amaro	208,200	0.21%
Adalberto de Moraes Schettert	1	0.00%
Alexandre Gonçalves Silva	1	0.00%
Treasury shares	402,311	0.40%
Minority Shareholders:
T.Rowe	8,582,266	8.55%
Wellington Management	5,123,386	5,10%
BlackRock	5,050,395	5.03%
Other	56,046,583	55.83%
Total	100,390,098	100.00%
___________________
(1)
TAM - Empreendimentos e Participações S.A., is owned by the Amaro family and has its principal offices at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil. Noemy Almeida Oliveiro Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 331, São Paulo, SP, Brazil; Maria Claudia Oliveira Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 397, São Paulo, SP, Brazil; Maurcio Rolim Amaro whose business address is at Avenida Monsenhor Antonio Pepe, São Paulo, SP, Brazil; and João Francisco Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 397, São Paulo, SP, Brazil own all of the shares in the company and exercise all of the voting rights and investment power.

(2)
Agropecuária Nova Fronteira Ltda. is owned by the Amaro family and has it principal offices at Fazenda Jaguarundy, Rodovia BR 463-KM 109, Ponta Porá, Mato Grosso do Sul, Brazil. Noemy Almeida Oliveiro Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 397, São Paulo, SP, Brazil; Maria Claudia Oliveira Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 397, São Paulo, SP, Brazil; and Maurcio Rolim Amaro whose business address is at Avenida Monsenhor Antonio Pepe, 397, São Paulo, SP, Brazil; own all of the quotes in the company and exercise all of the voting rights and investment power.

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

     On March 15, 2006, we completed a follow-on equity offering of preferred shares in Brazil and our initial public offering of ADSs in the United States and elsewhere outside Brazil. This offering of preferred shares and ADSs and was registered with the SEC, and the ADSs are listed on the New York Stock Exchange. We became a reporting company under the Securities Exchange Act of 1934, or the Exchange Act. We offered 2,660,103 ADSs and 2,339,897 preferred shares, and the selling shareholders in that offering sold 21,209,462 ADSs and 9,408,636 preferred shares. On April 11, 2006, we and the selling shareholders in that offering sold an additional 1,103,000 ADSs pursuant to an over-allotment option granted to the underwriters in that offering.

     All shareholders within a class of our shares have the same voting rights.

B. Related Party Transactions

     We believe that all of the relevant transactions we entered into with the related parties described below were performed on terms that reflected the market rate for such transactions.

License For Use of Trademark

     TAM Marília owned the “TAM” trademark from its incorporation until September 2004 when TAM Marília underwent a spin-off which resulted in the creation of TAM Milor. TAM's trademark (and other trademarks related thereto) were transferred to TAM Milor. Both TAM Marília and TAM Milor are companies controlled by the Amaro Family. Until March 10, 2005, the relationship we and our subsidiaries TAM Viagens and TAM Mercosur had with TAM Milor did not provide for any compensation for our use of TAM trademark and was subject to revision at any time. In order to protect the use of TAM's trademark on an appropriate legal and commercial basis, on March 10, 2005, TAM S.A., TAM Milor, TAM Linhas Aéreas, TAM Viagens and TAM Mercosur entered into a License for Use of Trademark Agreement, pursuant to which TAM Milor granted the other parties a license to use the “TAM” trademark in exchange for a monthly compensation or royalty payment. The terms of this agreement provide that it may be terminated in the event of (i) bankruptcy, judicial composition with creditors or winding-up of either party, (ii) one party failing to comply with any of its obligations and failing to remedy such non-compliance within 15 days of receiving notice of such non-compliance, or (iii) we and/or our subsidiaries TAM Viagens and TAM Mercosur utilizing TAM's trademark in a manner other than that set forth in the agreement. The current expense we and our subsidiaries TAM Viagens and TAM Mercosur record on an annual basis for the use of the trademark is R$15.4 million. This amount is adjusted annually by reference to the IGP-M inflation index. This agreement is effective until December 9, 2011, following which, provided that TAM Linhas Aéreas’ concession is itself renewed, the license to use the trademark will automatically be renewed for an equivalent period. The recording of the transfer of ownership of TAM trademarks from TAM Marília to TAM Milor and the License for Use of Trademark Agreement are currently in the process of review and registration, respectively, with the INPI. The intention of recording both the transfer and the registration of the License for Use of Trademark Agreement before the INPI is to provide third parties with notice of the existence of such rights.

     The license for use was granted exclusively in relation to the classes of the activities we currently perform. TAM Milor may grant a license to use TAM's trademark to other parties for different activities that do not involve the scheduled transportation of passengers. In addition, the agreement does not impose any limitation on the right of TAM Milor to dispose of or pledge the trademarks subject to the agreement to third parties and TAM Milor may enter into such transactions without our prior knowledge or consent. In addition, the terms of the License for Use of Trademark Agreement grant us an exclusive license for the use of TAM's trademark as a symbol for securities traded on stock exchanges.

Service Agreement — TAM Marília

     In September 2002, we entered into a service agreement with TAM Marília for the sharing of our general management activities, relating mainly to human resources, purchasing and procurement, marketing and information technology systems. Pursuant to the terms of this service agreement, we received payments from TAM Marília in the amounts of R$130,000 in the year ended December 31, 2008 and R$820,000 in the year ended December 31, 2007.

     On 11 May 2007, TLA and TAM Marília agreed to share the use of a hangar located near Congonhas airport São Paulo, for a period of 10 years. TLA paid R$15,500 up front to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the premium benefit to our cargo division from the use of such a location. The amount recognized in our income statement for the year ended December 31, 2008 totaled R$1,550.

C. Interests of Experts and Counsel

     Not applicable.

ITEM 8. FINANCIAL INFORMATION

A. Consolidated Statements and Other Financial Information

     See “Item 3. Key Information — A. Selected Financial Data” and “Item 18. Financial Statements.”

Legal Proceedings

     We are involved in various judicial and administrative proceedings arising from the normal course of our businesses. We have established provisions for all amounts in dispute that represent a probable loss in the view of our legal advisors and in relation to those disputes that are covered by laws, administrative decrees, decrees or court rulings that have proven to be unfavorable. The table below sets forth the total estimated value of amounts claimed, provisions for contingencies and court deposits at December 31, 2008:

	Total Estimated	Provision for
	Amount Claimed	Contingencies	Court Deposits
	December 31,	December 31,	December 31,
	2008	2008	2008

	(R$ thousands)	(R$ thousands)	(R$ thousands)
Tax proceedings	2,439,142	945,027	59,901
Labor proceedings	221,703	24,181	15,758
Civil proceedings	71,351	63,520	9,267

Total	2,732,196	1,032,728	84,926

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

Proceedings filed against us

     Civil proceedings

     We are party to approximately 9,900 civil proceedings arising from the normal course of our business and the total amount claimed in these proceedings as at December 31, 2008 was estimated at R$71.3 million. The vast majority of these proceedings involve minor cases relating to customer relations. The more significant actions relate to civil liability and disputes resulting from cancellation of agreements to provide services and commercial representation. At December 31, 2008, we had established provisions to address the potential liability from the civil proceedings classified with “probable risk” in the total amount of R$63.5 million.

     Damage claims relating to accidents

     TAM Linhas Aéreas is party to 15 actions filed by relatives of victims of the accident that occurred in October 1996 involving one of our Fokker 100 aircraft which crashed during departure, in addition to 49 actions filed by residents of the region of the accident’s location, who are claiming pain and suffering. Unibanco Seguros S.A. is party to all of these actions because any damages resulting from the aforementioned legal claims are covered by the civil liability guarantee provided for in our insurance policy with them. We believe that the cap of U.S.$400 million in that insurance policy is sufficient to cover any penalties and judicial or extrajudicial agreements arising as a result of this matter.

     The insurance coverage related to the risks and liabilities from the accident that occurred in July 2007 with an Airbus A320 aircraft has, as of December 31, 2008, been sufficient, with settlements being made directly between the insurance company and the victims’ families. As of December 31, 2008, approximately 160 settlements had been made and others were under negotiation with the insurance company. As of June 2009, we have made 188 settlements. Our management believes that the insurance coverage is adequate and that we did not incur any expenses that were not contemplated by the scope of the insurance policy that would result in TAM’s obligation to pay.

     Tax proceedings

     We are party to various administrative proceedings or court actions in which we are claiming non-application of a specific tax or reimbursement of taxes paid improperly, or in which we are contesting the charging of specific taxes resulting from the normal course of our business; the total amount claimed in these proceedings as at December 31, 2008 was estimated at R$2,439 million. We cannot guarantee that we will succeed in obtaining these tax credits or securing a favorable outcome in respect of the application of those taxes. At December 31, 2008, we had established provisions totaling R$945 million for tax proceedings involving probable loss to us, including those listed below. In respect of certain proceedings, we have made court deposits, while in respect of others we have court protection that allows us to dispute the cases without need for partial payments or judicial deposits. In the event there is a difference between the amounts we have paid and deposited and the timing of payments required to satisfy the obligation recorded, we have the ability to fund any difference using cash from our operations and to the extent necessary, we are prepared to liquidate our financial investments to pay any such obligation.

     PIS and COFINS

     We are challenging the constitutionality of the change in tax basis of the PIS and the increase in the contribution and basis of calculation of COFINS, introduced under Law No. 9,718/98. On November 9, 2005, the Supreme Court of Justice ruled that the change in the tax basis of the PIS was unconstitutional. During 2006, we were successful in obtaining one favorable ruling which enabled us to partially reverse a provision of R$46 that we had established. At December 31, 2008, we had five pending claims in respect of the change in tax basis of the PIS and the increase in the contribution and basis of calculation of COFINS pending.

     Tariff surplus

     We have filed a court injunction aimed at suspending payment of the tariff supplement, which is collected monthly at the rate of 1.0% of our domestic revenues. Currently, the case is awaiting a ruling on the appeal filed by the Brazilian government against the judgment handed down on the injunction that we filed, which suspended application of the taxes. The approximate value of that proceeding at December 31, 2008 was R$420 million. In the opinion of our legal advisors, the chance of loss in this proceeding is considered probable. On the basis that payment of this tariff is supported by both Presidential Decree and ANAC Administrative Decree, our management established a provision of R$420 million in relation to this.

     ICMS on the importation of aircraft

     Proceedings had been filed against TAM Linhas Aéreas concerning the alleged failure to pay ICMS due on imported aircraft, parts and engines. In response, we had filed the appropriate challenges on the basis that ICMS should not be payable on leased aircraft. On May 30, 2007, the Supremo Tribunal Federal (Federal Supreme Court) ruled in our favor in respect of one of these cases. On the basis of this precedent decision and of recent rulings of the Superior Tribunal of Justice, we believe our chance of loss in respect of the other pending cases is remote. We had not established any provisions for the amounts in question.

     Airline worker fund

     We have filed an ordinary action with a request for an injunctive relief for non-payment of the Airline Workers Fund, a tax charged monthly at the rate of 2.5% of an airline’s payroll. Payment of the tax credit is suspended by virtue of the injunctive relief in our favor. Currently, the proceeding is in the expert witness phase. In 2004, the INSS issued an assessment notice in order to toll the Statute of Limitations of the social security credit as a result of non-payment of the Airline Workers Fund. The administrative proceeding has been suspended until completion of the judicial process. The approximate adjusted value of this proceeding at December 31, 2008 was R$100.4 million. In the opinion of our legal advisors, the chance of loss in respect of this proceeding is considered probable. On the basis that payment of this tax is required by law, our management established a provision in accordance in the amount of R$ 100.4 million until the final judicial outcome of the matter.

     Labor actions

     At December 31, 2008 we were party to 1,307 labor claims filed by our employees, former employees or service providers arising from the normal course of our business. We do not believe that such claims (individually or collectively) will have a material adverse effect on our results of operations in the event of unfavorable rulings. Of those 1,307 labor claims, 784 are against TAM Linhas Aéreas, 523 against service providers or sales representatives and TAM Linhas Aéreas. In the case of the individual labor claims, the principal disputes refer to demands for the payment of hazard supplements, overtime and make-up work, as well as requests for the payment of wage differentials in specific cases involving crew members. We are party to four class actions, one by Panama’s union of tourism companies and the remaining three by the national airline workers’ union. The total assessed value of those actions was approximately R$222 thousand at December 31, 2008, and according to our legal advisors, R$5 thousand correspond to claims with a remote chance of loss, R$192 thousand correspond to claims with a possible chance of loss, and R$24 thousand correspond to claims with a probable chance of loss. We have established provisions totaling R$24 thousand at December 31, 2008 in respect of all of these claims. For specific actions we have made court deposits totaling R$1,016 thousand to address labor claims. The provision is based on our management’s estimate as to likely losses we might incur as a result of the various labor claims filed by current or former employees. We believe the provisioned amount is sufficient as to cover probable losses, estimated as applicable, in the event that the rulings are unfavorable to us.

     Proceedings instituted by us

     Damages relating to price freezes

     We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for the breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is R$245 million, based on a calculation made by an expert witness of the court. This sum is subject to delinquent interest since September 1993 and inflation adjustment since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable. Our management has not recognized these credits to our accounts and will only do so when the aforementioned decision is made final.

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

     Additional airport tariffs — ATAERO

     We also filed an ordinary claim, with a request for early judgment, in relation to a dispute concerning the legality of charging the Adicional das Tarifas Aeroportuárias (Additional Airport Tariffs, or ATAERO), which are charged at a rate of 50% on the value of tariffs and airport tariffs. The total amount involved, adjusted for inflation, at December 31, 2008 totaled R$641 million.

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

     The payment of dividends may be limited to the amount of net profit earned, provided the difference is recorded as a future profit reserve, as discussed below. The calculation of our net income for this purpose is made in accordance with Brazilian GAAP, which differs from IFRS in certain significant respects.

     According to the Brazilian corporation law and our by-laws, we must maintain a legal reserve to which we must allocate 5% of our profit for each year until we reach 20% of the paid-up capital. We are not required to allocate any amount to the legal reserve in any year in which that reserve, when added to the others, is equal to or greater than 30% of our total capital. Accumulated losses, if any, can be offset by the legal reserve. If not utilized for these purposes, the legal reserve can only be utilized for a capital increase. The legal reserve is subject to approval of the shareholders at a regular shareholders’ meeting, and can be transferred to the capital, but it is not available for the payment of dividends in subsequent years. Our net-profit calculations and allocations to reserves for any year are determined based on the non-consolidated (parent company) annual financial statements prepared in accordance with Brazilian GAAP.

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

     The balance of the profit reserve accounts (except for contingency reserves and future profit reserves) must not exceed our total capital. In the event that the balance of the profit reserve accounts does exceed our capital, a shareholders’ meeting must decide if the excess amount will be utilized to pay the subscribed but not paid-up capital, subscription of new shares or the distribution of dividends.

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

     For accounting purposes, although the deductible expense must be reflected in our statement of income in order to be deductible, the expense is immediately reversed before calculating net profit for the statutory financial statements and deducted from net worth in a manner similar to a dividend. Income tax of 15% (or 25% in the event that the shareholder resides in a tax haven jurisdiction) is withheld at source and owed by shareholders upon receipt of the interest; however the tax is normally paid by the companies on behalf of the shareholders upon distribution of the interest.

     Our by-laws and article 9, paragraph 7, of Law No. 9,249/95 provide that interest on Net Equity can be attributed to the payment of dividends for purposes of the mandatory dividend.

     Our dividend policy

     We did not distribute dividends or interest on capital to our shareholders between 1997 and 2004 because we had accumulated losses for those years. Our board of directors declared a dividend payment of R$137,268,869.54 in respect of the year ended December 31, 2006, which was approved by our shareholders on April 27, 2007. Our directors declared a dividend payment of R$72,093,006.90 in respect of the year ended December 31, 2007, which was approved by our shareholders on April 30, 2008. Our board of directors resolved declared that no dividends or interest on share capital would be distributed to our shareholders with respect to 2008 because we recorded a net loss in 2008.

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

B. Significant Changes

    See the disclosures in other Items of the Annual Report, as well as our disclosures on Form 6-K filed with the SEC after December 31, 2008.

ITEM 9. THE OFFER AND LISTING

A. Offer and Listing Details

     In the United States, our preferred shares trade in the form of ADSs. As of December 31, 2008, the ADSs represented approximately 40.0% of our preferred shares and 26.7% of our current global public float.

     The following tables set forth the reported high and low closing sales prices for our ADSs on the NYSE for the periods indicated.

	U.S.$ per ADS

Quarter	Low	Average(1)	High

First quarter 2008	17.52	21.01	23.73
Second quarter 2008	18.45	21.02	24.72
Third quarter 2008	15.31	19.82	22.68
Fourth quarter 2008	6.06	9.81	19.64
First quarter 2009	5.50	7.19	10.18
_______________
(1)	Calculated as the average of closing prices for the period.

	U.S.$ per ADS

Month	Low	Average(1)	High

December 2008	6.74	8.18	9.23
January 2009	7.26	8.33	10.18
February 2009	6.37	6.96	7.39
March 2009	5.50	6.36	6.93
April 2009	5.63	6.98	8.14
May 2009	6.86	8.74	9.86
_______________
(1)	Calculated as the average of closing prices for the period.

     The following table sets forth the reported high and low closing sale prices for our preferred shares on the BM&FBOVESPA for the periods indicated.

	R$ per Preferred Share(1)

Year	Low	Average(2)	High

2004	3.70	16.94	33.00
2005	15.75	27.31	47.50
2006	40.15	57.15	75.00
2007	39.64	54.42	68.71
2008	13.70	31.42	42.00
_____________________
(1)	These figures have not been adjusted to reflect the share split agreed on May 16, 2005, pursuant to which holders of our existing shares received two shares of the same class and type for each share held.
(2)	Calculated as the average of closing prices for the period.

	R$ per Preferred Share(1)

Quarter	Low	Average(2)	High

First quarter 2007	51.16	63.13	70.80
Second quarter 2007	50.42	57.85	66.93
Third quarter 2007	39.64	50.39	65.50
Fourth quarter 2007	40.81	47.93	52.35
First quarter 2008	29.66	36.22	42.00
Second quarter 2008	29.52	34.49	40.30
Third quarter 2008	24.25	32.95	40.53
Fourth quarter 2008	13.70	22.09	37.65
_____________________
(1)	These figures have not been adjusted to reflect the share split agreed on May 16, 2005, pursuant to which holders of our existing shares received two shares of the same class and type for each share held.
(2)	Calculated as the average of closing prices for the period.

	R$ per Preferred Share

Month	Low	Average(1)	High

December 2008	16.00	19.57	21.70
January 2009	17.25	19.13	22.63
February 2009	15.74	16.19	16.58
March 2009	12.70	14.69	15.51
April 2009	12.87	15.30	17.59
May 2009	15.50	18.16	20.21
_____________________
(1)	Calculated as the average of closing prices for the period.

B. Plan of Distribution

     Not applicable.

C. Markets

Trading on BM&FBOVESPA

     BM&FBOVESPA is a closely-held company owned by the Securities, Commodities and Futures Exchange (BM&FBOVESPA S.A. - Bolsa de Valores, Mercadorias e Futuros) (“BM&FBOVESPA”), which is a publicly-held company. Trading on such exchanges is limited to member brokerage firms and to a limited number of authorized non-members.

     The CVM and BM&FBOVESPA have discretionary authority to suspend trading in shares of a particular issuer under certain circumstances. Trading in securities listed on BM&FBOVESPA, including the Novo Mercado and Levels 1 and 2 segments, may be effected off the exchanges in the unorganized over-the-counter market in certain circumstances.

     The shares of all companies listed on BM&FBOVESPA, including Novo Mercado and Level 1 and Level 2 companies, are traded together.

     Settlement of transactions occurs three business days after the trade date. Delivery of and payment for shares is made through the facilities of separate clearing houses for each exchange, which maintain accounts for member brokerage firms. The seller is ordinarily required to deliver the shares to the clearing house on the second business day following the trade date. The clearing house for BM&FBOVESPA is the CBLC.

     In order to reduce volatility, BM&FBOVESPA has adopted a “circuit breaker” system pursuant to which trading sessions may be suspended for a period of 30 minutes or one hour whenever specified indices of BM&FBOVESPA fall below the limits of 10% and 15%, respectively, in relation to the index levels for the previous trading session.

     Although the Brazilian equity market is Latin America’s largest in terms of market capitalization, it is smaller and less liquid than the major U.S. and European securities markets. Moreover, BM&FBOVESPA is less liquid than the New York Stock Exchange and other major exchanges in the world. Although any of the outstanding shares of a listed company may trade on a Brazilian stock exchange, in most cases fewer than half of the listed shares are actually available for trading by the public, the remainder being held by small groups of controlling persons, governmental entities or one principal shareholder.

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

     Under Brazilian corporation law, a corporation is either public (companhia aberta), as we are, or closely held (companhia fechada). All public companies are registered with the CVM and are subject to reporting requirements. Our preferred shares are listed on the Level 2 segment of BM&FBOVESPA. See “—BM&FBOVESPA’s Different Corporate Governance Levels.”

     We have the option to ask that trading in securities on BM&FBOVESPA be suspended in anticipation of a material announcement. Trading may also be suspended on the initiative of BM&FBOVESPA or the CVM, based on or due to, among other reasons, a belief that a company has provided inadequate information regarding a material event or has provided inadequate responses to inquiries by the CVM or BM&FBOVESPA.

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

BM&FBOVESPA’s Different Corporate Governance Levels

     BM&FBOVESPA, in carrying out its self-regulatory functions, has established three differentiated levels of corporate governance: Level 1, Level 2 and Novo Mercado.

     Each of the different corporate governance levels includes companies that agree, on a voluntarily basis, to adopt the corporate governance practices established for the level they have adopted. These corporate governance practices go beyond those required by law.

     The entry of a company into any one of the special listing segments of the BM&FBOVESPA occurs through the signing of a contract that obliges the company to abide by the rules of corporate governance established in the regulations for the relevant level.

     BM&FBOVESPA Level 2

     Preferred shares with restricted voting rights

     Voting rights are guaranteed to holders of preferred shares with respect to the following issues: (i) transformation, merger, consolidation or spin-off of the company, (ii) valuation of assets to be used for payment of capital increases by the company, (iii) selection of a specialized company to determine the economic value of our shares for the purpose of our delisting or discontinuation of our Level 2 registration, (iv) the approval in shareholders meetings of agreements between the company and its controlling shareholders, both directly and through third parties, as well as with other companies in which the controlling shareholders may have an interest, whenever required by law, (v) amending or changing terms in the company’s by-laws that result in a failure on the part of the company to meet the requirements established under the Level 2 regulations.

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

     Free float

     Companies listed on Level 2 segment of the BM&FBOVESPA must maintain a minimum percentage of shares in circulation (free float), equal to at least 25% of its total share capital. This percentage must be maintained for the duration of the Level 2 registration.

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

     As of 2006 onward, we must, in addition to the terms of current legislation and regulations in Brazil, release (i) financial information prepared in accordance with international standards of U.S. GAAP or IFRS or release financial information, in English, also disclosing the net income and shareholders’ equity at the end of the respective year, as determined according to accounting practices adopted in Brazil; or (ii) financial statements, in English, prepared in accordance with Brazilian corporation law, together with additional notes demonstrating the reconciliation of results of operations and equity according to Brazilian GAAP and U.S. GAAP or IFRS, as the case may be, evidencing the main differences between the applied accounting criteria. In addition, the annual financial statements must include, in the explanatory notes, a company cash flow statement and a consolidated cash flow statement, if applicable.

     Compliance with transparency rules on the part of controlling shareholders and managers in transactions involving our shares

     Our directors, our controlling shareholder group and members of our audit committee must report to BM&FBOVESPA the number and characteristics of our securities which they hold, directly or indirectly, including associated derivatives. This information must be provided to the BM&FBOVESPA immediately after any such person is elected, or acquires control, as the case may be.

     In the same way, any transactions that may be effected with respect to securities and associated derivatives dealt with in this item must be communicated in detail to the BM&FBOVESPA, including pricing information, within ten days of the end of the month in which the transaction occurs. These obligations are extended to securities and their associated derivatives that may be held, directly or indirectly, by spouses, partners and dependents who are included in the annual income tax declaration of directors, controlling shareholders, and members of the audit committee.

     Shareholders’ agreement, stock option programs and contracts with companies in the same economic group

     We must submit to BM&FBOVESPA a copy of any shareholders’ agreement filed at our headquarters. Accordingly, whenever we sign new shareholders’ agreements or amendments to any existing shareholders’ agreement, the submission to BM&FBOVESPA must occur within five days following its filing and/or signing. The date of filing and/or registration of any shareholders’ agreement at our headquarters must be indicated on the copy.

     Details of stock option programs or other programs for the acquisition of any of our securities by our employees or directors must also be submitted to BM&FBOVESPA and disclosed.

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

     Cancellation of Level 2 registration

     In the event we cancel the registration of our shares on Level 2 of BM&FBOVESPA, or de-list as a publicly listed company, a public offering by the controlling shareholder group for the acquisition of all our outstanding shares will be required. The minimum price to be paid per share will be determined through a report on the valuation of our shares, which must be prepared by a specialized company of proven experience that is independent of us, our directors and our controlling shareholder group, in addition to satisfying the applicable terms of and carrying responsibility under Brazilian corporation law.

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

     Majority of Independent Directors

     The NYSE rules require that a majority of the board must consist of independent directors. Independence is defined by various criteria, including the absence of a material relationship between the director and the listed company. Brazilian law does not have a similar requirement. Under Brazilian law, neither our board of directors nor our management is required to test the independence of directors before their election to the board. However, both Brazilian corporation law and the CVM have established rules that require directors to meet certain qualification requirements and that address the compensation and duties and responsibilities of, as well as the restrictions applicable to, a company’s executive officers and directors. Our directors meet the qualification requirements of Brazilian corporation law and the CVM, and a majority of our directors would be considered independent under the NYSE test for director independence. Brazilian corporation law and our bylaws require that our directors be elected by our shareholders at a general shareholders’ meeting.

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

     Our statutory Fiscal Board is primarily charged with certain advisory, oversight and review functions with respect to the company’s financial statements. However, the statutory Fiscal Board, as required by Brazilian Corporate Law, has only an advisory role and does not participate in the management of the company. Decisions of the statutory Fiscal Board are not binding on the company under Brazilian Corporate Law.

     As Brazilian Corporate Law does not specifically grant our statutory Fiscal Board the power to establish receipt, retention and complaint procedures regarding accounting, internal control and audit matters, or create policies for the confidential, anonymous treatment of employee concerns regarding accounting or auditing matters, we have also established an Audit Committee as a best corporate governance practice to address, at times working with the Ethics Committee, issues such as this, among others. See “Item 6.C—Directors, Senior Management and Employees—Board Practices—Audit Committee.” We expect that there are some similar functions between the Audit Committee and our statutory Fiscal Board but we do not believe that our use of a fiscal board that complies with Brazilian Corporate Law, in combination with our Audit Committee, materially adversely affects the ability of our Audit Committee to act independently, satisfy the other applicable requirements of Exchange Act Rule 10A-3.

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

B. Memorandum and Articles of Association

     We set forth below a brief summary of certain significant provisions of our by-laws, Brazilian corporation law and the rules and regulations of the CVM. Because this is a summary, it may not contain all information that is important to you. Accordingly, this description is qualified entirely by references to our by-laws and Brazilian corporation law.

     In addition, holders of our preferred shares will be entitled to all shareholders’ rights provided to shareholders of companies listed on the Level 2 segment of BM&FBOVESPA. For a summary description of these shareholder rights, see “Item 9. The Offer and Listing — C. Markets — BM&FBOVESPA’s Differentiated Corporate Governance Practices.”

General

     Our corporate name is TAM S.A. and our head office is located in the city of São Paulo, state of São Paulo, Brazil. We were registered with the Board of Trade of the state of São Paulo under NIRE number 35,300,150,007 and have been registered with the CVM as a public stock corporation under number 01639-0 since 1997.

     All of our shares are registered with no par value and are indivisible. Our entire capital stock is fully paid-up. We currently hold 402,311 treasury shares.

Corporate purpose

     Pursuant to article 3 of our by-laws, our corporate purposes are the participation (as either a shareholder or quotaholder) in companies engaged in scheduled air transportation services or related activities (including TAM Linhas Aéreas). Our by-laws provide that any sale of more than 50% of our holding of voting capital in TAM Linhas Aéreas to a third party is considered a change in corporate purpose and, accordingly, would allow shareholders to exercise their right to withdraw their shareholdings and receive in consideration the economic value of their shares, subject to the provisions of our by-laws and the Brazilian corporation law. See “Reimbursement and right of withdrawal.”

Rights of our common and preferred shares

     Each of our common shares gives the holder the right to vote on decisions of our shareholders’ meetings. Our preferred shares carry no right to vote on decisions of the shareholders’ meetings, except (as long as we are listed on the Level 2 segment of BM&FBOVESPA) with regard to certain matters. See “— Voting Rights.”

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

  participate in a group of companies;

  change of corporate purpose;

  transfer all shares to another company or receive shares in another company in such a way as to make the company whose shares were transferred to a wholly-owned subsidiary of the merged company;

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

     In such cases, the 30-day deadline begins on the date of publication of the minutes of the special shareholders meeting. In the event that any redemption of shares held by dissident shareholders would potentially be prejudicial to our financial stability, we would have ten days following the expiration of that 30 day deadline to reconsider the resolution that caused the exercise of the right of withdrawal.

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

     The change in the rights and benefits of our preferred shares was discussed at an extraordinary general shareholders’ meeting held on September 19, 2008.

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

Shareholders’ meetings

     Our board of directors is the competent body for calling our shareholders’ meetings. Notice of our shareholders’ meetings must be published at least three times in the Diário Oficial do Estado, the official newspaper of the state where our headquarters are located and another newspaper in general circulation, currently Valor Econômico. Our shareholders’ meetings take place in our headquarters, in the city of São Paulo, in the State of São Paulo. Shareholders attending a shareholders’ meeting must produce proof of their status as shareholders and proof that they hold the shares entitling them to vote.

Voting rights

     Each common share grants the holder the right to one vote at shareholders’ meetings.

     Our preferred shares do not grant their holders general voting rights except, for so long as we are listed on the Level 2 segment of BM&FBOVESPA, in relation to the following matters:

  any direct conversion, consolidation, spin-off or merger of TAM;

  agreements between us and our controlling shareholder(s), as well as other companies in which our controlling shareholder(s) have an interest, so long as such matters have been approved in a general shareholders’ meeting to the extent required by law or statue;

  the evaluation of assets in relation to any capital increase;

  the appointment of any company specializing in evaluating the economic value of our shares in case of a mandatory tender offer launched by us or by our controlling shareholders if we elect to go private or if we elect to cease to follow the requirements of BM&FBOVESPA’s Level 2 regulation;

  any change in our corporate purpose; and

  any change in, or the revocation of, provisions of our by-laws resulting in any violation of certain requirements of BM&FBOVESPA’s Level 2 regulation. See “Item 9. The Offer and Listing — C. Markets — BM&FBOVESPA’s Differentiated Corporate Governance Practices.”

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

     Shareholders have certain rights that may not be altered by provisions of our by-laws or resolutions of shareholders’ meetings. These rights are (i) in the case of common shares only, the right to vote at general shareholders’ meetings, (ii) the right to participate in the distribution of dividends and interest paid on our own capital and to share in our remaining assets in the case of liquidation, (iii) rights to subscribe for shares or securities convertible to shares under certain circumstances, and (iv) withdrawal rights in certain cases. Our by-laws and a resolution of the majority of the shareholders with voting rights have the ability to establish as well as remove certain additional rights.

Registration of Our Shares: Form and Transfer

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

Airbus Purchase Contracts

     In 1998, we entered into an agreement with Airbus pursuant to which we agreed to lease 38 Airbus A319-100 and A320-200 aircraft. The last aircraft was delivered in February 2008. In 2005, we entered into an agreement with Airbus pursuant to which we agreed to lease ten Airbus A350-900 aircraft. Due to modifications to the A350 project at Airbus, we renegotiated the contract and agreed to lease 22 A350 aircraft. The A350 aircraft are scheduled to be delivered by 2013. In November 2006, we entered into an agreement with Airbus pursuant to which we agreed to lease 31 A319/A320/A321 family aircraft, with 20 options and six A330 aircraft, with four options. In January 2008, the 20 options of the 2006 contract were converted into firm orders.

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

D. Exchange Controls

     Investors residing outside Brazil are authorized to purchase equity instruments, including our preferred shares, or as foreign portfolio investments on BM&FBOVESPA, provided that they comply with the registration requirements set forth in Resolution No. 2,689 of the National Monetary Council, (or Resolution No. 2,689) and CVM Instruction No. 325; or register their investment as foreign direct investments under Law No. 4,131/62.

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

     Securities and other financial assets held by foreign investors pursuant to Resolution No. 2,689 must be registered or maintained in deposit accounts or under the custody of an entity duly licensed by the Central Bank or the CVM. In addition, securities trading by foreign investors is generally restricted to transactions involving securities listed on the Brazilian stock exchanges or traded in organized over-the-counter markets licensed by the CVM.

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

     If a holder of ADSs decides to exchange ADSs for the underlying preferred shares, the holder will be entitled to (i) sell the preferred shares on the BM&FBOVESPA and rely on the depositary’s electronic registration for five business days from the date of exchange to obtain and remit U.S. dollars abroad upon the holder’s sale of our preferred shares, (ii) convert its investment into a foreign portfolio investment under Resolution No. 2,689/00, or (iii) convert its investment into a foreign direct investment under Law No. 4,131/62.

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

     As a general rule, Non-Brazilian Holders registered under Resolution No. 2,689 that are not located in a tax haven jurisdiction are subject to income tax at a rate of 15% on gains realized on sales or exchanges of preferred shares outside a Brazilian stock exchange. With reference to proceeds of a redemption or of a liquidating distribution with respect to the preferred shares, the difference between the amount effectively received by the shareholder and the amount of foreign currency registered with the Central Bank, translated into reais at the commercial market rate on the date of the redemption or liquidating distribution, will be also subject to income tax at a rate of 15% once such transactions are treated as a sale or exchange not carried out on Brazilian stock exchange. In both cases, if the Non-Brazilian Holders are located in tax haven jurisdictions, the applicable rate is 25%. Gains realized arising from transactions on a Brazilian stock exchange by an investor registered under Resolution No. 2,689 that is not located in a tax haven jurisdiction are exempt from Brazilian income tax. This preferential treatment under Resolution No. 2,689 does not apply to Non-Brazilian Holders of the preferred shares or ADSs that are resident in a tax haven jurisdiction, in which case, gains realized on transactions performed by such holder on the Brazilian stock exchange are subject to the same tax rate that is applicable to a Brazilian resident. Pursuant to Law No. 11,033 of December 21, 2004, the rate applicable to Brazilian residents in transactions entered as of January 1, 2005 was established at 15%, being also subject to a withholding tax of 0.005% (to be offset against tax due on eventual capital gains).

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

  50% of net income (after social contribution on profits and before taking such distribution and any deductions for corporate income tax into account) for the period in respect of which the payment is made; or

  50% of the sum of retained profits and profit reserves, as of the date of the beginning of the period in respect of which the payment is made.

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

     The amounts paid as distribution of interest on shareholders’ equity are deductible for corporate income tax and social contribution on profit, both of which are taxes levied on our profits, as far as the limits and rules described above are observed by us.

     Other Relevant Brazilian Taxes

     There are no Brazilian inheritance, gift or succession taxes applicable to the ownership, transfer or disposition of preferred shares or ADSs by a Non-Brazilian Holder except for gift and inheritance taxes which are levied by some states of Brazil on gifts made or inheritances bestowed by individuals or entities not resident or domiciled in Brazil or domiciled within the state to individuals or entities resident or domiciled within such state in Brazil. There are no Brazilian stamp, issue, registration or similar taxes or duties payable by holders of preferred shares or ADSs. Pursuant to Decree 6,306 of December 14, 2007, the conversion into foreign currency or the conversion into Brazilian currency of the proceeds received by a Brazilian entity from a foreign investment in the Brazilian securities market, including those in connection with the investment in the preferred shares and ADSs and those made under Resolution No. 2,689, is potentially subject to an exchange transactions tax (Imposto Sobre Operãçoes Financeiras - IOF/Câmbio), although at present the rate of such tax is generally 0.38%, which the Minister of Finance has the legal power to increase at any time to a maximum of 25%, but any such increase will only be applicable to transactions occurring after such increase becomes effective.

     Pursuant to Decree 6,306/07, the Tax on Bonds and Securities Transactions (IOF/Títulos), which may be imposed on any transactions involving bonds and securities effected in Brazil, even if there transactions are performed on a Brazilian stock exchange. As a general rule, the rate of this tax is currently zero but the executive branch may increase such rate up to 1.5% per day, but only with respect to future transactions.

     Until December 31, 2007 financial transfers were taxed by the Contribuição Provisória sobre Movimentação Financeira, or CPMF, at a rate of 0.38% . The CPMF was levied upon the remittance of proceeds on the amount converted in reais of the transaction and was required to be withheld by the financial institution that carries out the transaction. Currently, the funds transferred from a bank account to acquire shares on the Brazilian stock exchange are exempt from CPMF. In addition, Provisional Measure 281 of February 15, 2006 provided that the CPMF rate assessable on an acquisition of shares in a non-organized over-the-counter transaction was to be reduced to zero (provided that such acquisition relates to a public offering of shares made by a publicly-traded company). However, since January 1, 2008, CPMF was no longer in force, as the Brazilian Senate did not approve the Constitutional Amendment that would extend the term of CPMF collection. Therefore, CPMF should not be levied on any debit to bank accounts carried out after such date.

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

  an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or

  a trust which is subject to the primary supervision of a court within the United States and one or more U.S. persons have the authority to control all substantial decisions of the trust (or otherwise if the trust has a valid election in effect under current Treasury regulations to be treated as a U.S. person).

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

     Other Brazilian taxes

     You should note that any Brazilian IOF/Exchange Tax, IOF/Bonds Tax or the recently extinguished CPMF Tax (as discussed above under “— Brazilian Tax Considerations” above) may not be treated as a creditable foreign tax for U.S. federal income tax purposes, although you may be entitled to deduct such taxes, subject to applicable limitations under the Code. You should consult your tax advisors regarding the U.S. federal income tax consequences of these taxes.

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

     We will send the depositary a copy of all notices that we give relating to meetings of our shareholder or to distributions to shareholders or the offering of rights and a copy of any other report or communication that we make generally available to our shareholders. The depositary will make all these notices, reports and communications that it receives from us available for inspection by registered holders of ADSs at its office. The depositary will mail copies of those notices, reports and communications to you if we ask the depositary to do so and furnish sufficient copies of materials for that purpose.

     We also file financial statements and other periodic reports with the CVM located at Rua de Setembro, 111, Rio de Janeiro, RJ 20159-900, Brazil.

I. Subsidiary Information

     Not applicable.

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

     We are exposed to market risks from our normal commercial activities. These market risks principally relate to changes in interest rates, exchange rates or oil prices. Any such changes may adversely affect the value of our financial assets and liabilities or our future cash flow and income. Market risk is the possible loss derived from variations in market prices. We have entered into derivative contracts and other financial instruments for the purpose of hedging against variations in these factors. We have also implemented policies and procedures in order to evaluate such risks and approve and monitor our derivative transactions, including a policy that stipulates that we will only enter into derivative transactions with counterparties who have a high credit rating. The counterparties to our derivative transactions are major financial institutions. We do not have significant exposure to any single counterparty in relation to derivative transactions.

Interest rate risk

     Our earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments, variable-rate leasing contracts and on interest income generated from our cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM diversifies its debt among fixed and variable rate (such as LIBOR and CDI) agreements.

     As of December 31, 2008, our variable-rate debt totaled in the aggregate approximately R$687 million (consisting of debentures in the total aggregate amount of approximately R$500 million and other variable-rate debt and leasing contracts in the total aggregate amount of U.S.$80 million). A hypothetical 100 basis point increase in market interest rates at December 31, 2008 would have increased our annual variable-rate interest expense by approximately R$6.9 million (consisting of an increase in interest expenses from variable-rate debentures in the total aggregate amount of approximately R$5 million (equal to one percent of R$500 million) and from other variable-rate debt and leasing contracts in the total aggregate amount of R$1.9 million (equal to one percent of U.S.$80 million, or R$187 million at the December 31, 2008 exchange rate of R$ 2.337 to U.S.$1.00) .

Exchange rate risk

     A significant part of our costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. To manage exchange rate risk, we may enter into derivatives contracts with various counterparties to protect ourselves against a possible depreciation or devaluation of the real in relation to the U.S. dollar. At December 31, 2008, we had no outstanding currency futures contracts. Our profit was more sensitive to currency fluctuations in 2008 than 2007 because we were party to more U.S. dollar-denominated finance leases in 2008.

     At December 31,2008, if the Brazilian real had weakened/strengthened by 10% against the U.S. dollar, assuming all other variables (such as LIBOR and outstanding value) remained constant, net finance results for the year would have been R$770 million higher/lower, mainly as a result of exchange gains/losses (in respect of U.S. dollar-denominated financial assets (valued at fair value), borrowings, finance leases and derivatives instruments). This amount corresponds to 10% of our net exposure to foreign currency exchanges, which total in the aggregate U.S.$3.3 billion (or R$7.7 billion at the December 31, 2008 exchange rate of R$2.337 to U.S.$ 1.00) .

Risks relating to variations in the price of oil

     Our results of operation are affected by changes in the price of oil. We have entered into oil derivatives contract in order to hedge ourselves against this risk. Our policy is to enter into oil derivatives contracts that cover a minimum of 30% and a maximum of 80% of the amount of our projected fuel consumption for up to rolling 24-month periods. At December 31, 2008, we were party to outstanding oil derivatives contracts corresponding to approximately eight million barrels of oil. In 2008, we recorded liability of R$1,129 million in respect of these contracts.

     We enter into derivatives contracts only with counterparties rated at least A- (A3) by S&P, Moody's or Fitch. The fair values of our oil derivatives contracts according to the credit rating of the counterparties are:

Fair value of
derivatives

AAA	(446,757)
AA+, AA or AA-	(131,109)
A+, A or A-	(551,119)

(1,128,985)

     In Brazil, the price of jet kerosene is determined by a state-controlled oil company, Petrobras, and is based on international jet fuel prices. We attempt to hedge against the volatility of kerosene prices through oil derivatives based on crude oil (West Texas Intermediate or "WTI"). WTI is highly correlated with our average Jet Fuel Price and is arguably the most actively traded commodity.

     A hypothetical 10% increase/decrease in the price of WTI of US$ 44.6 at December 31, 2008 would lead to an increase/decrease of approximately R$ 30.4 million/R$ 30.6 million respectively in the fair value of our WTI derivatives. This assumes that the inherent components, interest rates and the exchange rates with respect to the contracts remain constant and that the 10% variation in WTI price is uniform along the future curve of WTI. We calculate the fair value of our oil derivatives contracts individually using specific models for each contract, which include simple discounted cash flow models, Monte-Carlo’s simulation models and other analytical models.

     Such a 10% increase/decrease would also directly influence our financial results. In terms of cash flow, such changes in WTI price would be more than offset by a decrease/increase in our jet fuel costs. To calculate the impact on our cash flows, we estimate our average Jet Kerosene price as a function of WTI prices (through a simple linear regression analysis of prices over periodic 24-month periods). Assuming a base monthly consumption of 1.2 million barrels of fuel and an average strike price of US$112 per barrel of fuel under our derivatives contracts, a 10% increase/decrease in the price of WTI would increase/decrease our jet fuel expenses by R$745.6 million/R$745.6 million (including the relevant effects of settlements on our derivatives contracts).

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

     Not applicable.

PART II

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

     None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

     On August 29, 2008, certain of our key shareholders, Amaro & Aviation Participações S.A., TAM Empreendimentos E Participações S.A., and Agropecuária Da Nova Fronteira Ltda., entered into a Shareholders’ Agreement with respect to the common shares in us that they hold.  We have included an English translation of this Shareholders’ Agreement in this Annual Report as Exhibit 2.3

ITEM 15. CONTROLS AND PROCEDURES

Disclosure Controls and Procedures

     We carried out an evaluation under the supervision of and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, of the effectiveness of the design and operation of our disclosure controls and procedures, including those defined in United States Exchange Act Rule 13a-15(e), as of the year ended December 31, 2008. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures, including the possibility of human error and the circumvention or overriding of the controls and procedures. Accordingly, even effective controls and procedures can only provide reasonable assurance of achieving their control objectives. As a result of this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective as of December 31, 2008, and that the information required to be disclosed in our filings and submissions under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified by the SEC’s rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions about required disclosure.

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

Changes in Internal Control over Financial Reporting

     There have been no changes in our internal control over financial reporting that occurred during the year ended December 31, 2008 that have materially affected or are reasonably likely to materially affect our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

     Our board of directors has adopted a Code of Ethics applicable to our directors, officers and employees, including our principal executive officer and principal financial officer. Our Code of Ethics can be found at www.tam.com.br under the heading “Investor Relations”. Information found at this website is not incorporated by reference into this document.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

     The following table sets forth by category of service the total fees for services provided by PricewaterhouseCoopers Auditores Independentes during the fiscal years ended December 31, 2008 and 2007.

	2008	2007

	(R$ millions)
Audit Fees	5.8	3.7
Audit-Related Fees	—	—
Tax Fees	—	—
All Other Fees	—	—

Total	5.8	3.7

Audit Fees

     Audit fees consist of the aggregate fees billed by PricewaterhouseCoopers Auditores Independentes in connection with the audit of our annual financial statements, internal control reviews, interim reviews of our quarterly financial information, the issuance of comfort letters, procedures related to the audit of income tax provisions in connection with the audit and the review of our financial statements.

Audit-Related Fees

     No audit-related fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal year ended December 31, 2008. No audit-related fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal year ended December 31, 2008.

Tax Fees

     No tax fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2008 and 2007.

All Other Fees

     No other fees were paid to PricewaterhouseCoopers Auditores Independentes for the fiscal years ended December 31, 2008 and 2007.

Pre-Approval Policies and Procedures

     Our audit committee approves all audit, audit-related services, tax services and other services provided by PricewaterhouseCoopers Auditores Independentes. Any services provided by PricewaterhouseCoopers Auditores Independentes that are not specifically included within the scope of the audit must be pre-approved by the audit committee in advance of any engagement. Pursuant to Rule 2-01 of Regulation S-X, audit committees are permitted to approve certain fees for audit-related services, tax services and other services pursuant to a de minimis exception prior to the completion of an audit engagement. Our management periodically reports to our audit committee the nature and scope of audit and non-audit services rendered by our independent auditors. In 2008 and 2007, none of the fees paid to PricewaterhouseCoopers Auditores Independentes were approved pursuant to the de minimis exception.

ITEM 16D. EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

     None.

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

     None.

ITEM 16F. CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

     Not applicable.

ITEM 16G. CORPORATE GOVERNANCE

     See “Item 9. The Offer and Listing — C. Markets — Significant Differences Between Our Corporate Governance Practices and NYSE Corporate Governance Standards.

PART III

ITEM 17. FINANCIAL STATEMENTS

     See “Item 18. Financial Statements”.

ITEM 18. FINANCIAL STATEMENTS

     See our consolidated financial statements beginning on page F-1.

ITEM 19. EXHIBITS

1.1	By-laws of TAM S.A. (English translation), incorporated herein by reference from our fourth pre-effective amendment to our Registration Statement on Form F-1, filed February 17, 2006, File No. 333-131938.

1.2	By-laws of TAM Linhas Aéreas S.A. (English translation), incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, filed October 29, 2007, File 333-145838-01.

1.3	By-laws of TAM Capital Inc. (English translation), incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, filed October 29, 2007, File 333-145838-02.

2.1	Form of Deposit Agreement among TAM S.A., JPMorgan Chase Bank, N.A., as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts, incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

2.2	Indenture dated as of April 25, 2007 among TAM Capital Inc., Tam S.A., TAM Linhas Aéreas S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, File No. 333-131938.

2.3	Shareholders’ Agreement entered into by certain key shareholders of TAM S.A., dated August 27, 2007.

4.1	A320 Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industrie GIE) and TAM Linhas Aéreas S.A. (formerly known as TAM Transportes Aéreas Meridionais S/A and as successor in interest in TAM-Transportes Aéreas Regionais S.A.), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.2	A350 Family Purchase Agreement, dated December 20, 2005, between Airbus S.A.S. and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.3	Tay Engine Maintenance Agreement, dated September 14, 2000, between TAM Linhas Aéreas S.A. and MTU Motoren-und Turbinen-Union Muchen GmbH, incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.4	V2500 Maintenance Agreement, dated September 14, 2000, between TAM Transportes Aéreos Regionais S.A. (incorporated by TAM Linhas Aéreas S.A.) and MTU Maintenance Hannover GmbH (MTU), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.5	PW4168A Maintenance Service Agreement, dated September 14, 2000, between TAM Linhas Aéreas S.A. and United Technologies International, Inc., Pratt & Whitney Division, incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.6	Novation and Amendment Agreement, dated November 8, 2001, between Rolls-Royce, MTU Aero Engines GmbH and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.7	General Terms Agreement N° GE-00-0059, dated May 2001, among General Electric Company, GE Engine Services Distribution LLC and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.8	General Services Agreement, dated October 3, 2003, between Sabre Travel Information Limited and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

8.1	List of subsidiaries.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of TAM S.A.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of TAM S.A.

12.3	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of TAM Linhas Aéreas S.A.

12.4	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of TAM Linhas Aéreas S.A.

12.5	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of TAM Capital Inc.

12.6	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of TAM Capital Inc.

13.1	Section 1350 Certification of Chief Executive Officer of TAM S.A.

13.2	Section 1350 Certification of Chief Financial Officer of TAM S.A.

13.3	Section 1350 Certification of Chief Executive Officer of TAM Linhas Aéreas S.A.

13.4	Section 1350 Certification of Chief Financial Officer of TAM Linhas Aéreas S.A.

13.5	Section 1350 Certification of Chief Executive Officer of TAM Capital Inc.

13.6	Section 1350 Certification of Chief Financial Officer of TAM Capital Inc.

15.1	Consent of Engeval Engenharia de Avaliações S/C Ltda.

15.2	Consent of PricewaterhouseCoopers.

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

TAM S.A.

By: /s/ David Baroni Neto
Name: David Baroni Neto
Title: Chief Executive Officer
Date: June 30, 2009

TAM LINHAS AÉREAS S.A.

By: /s/ David Baroni Neto
Name: David Baroni Neto
Title: Chief Executive Officer
Date: June 30, 2009

TAM CAPITAL INC.

By: /s/ David Baroni Neto
Name: David Baroni Neto
Title: Chief Executive Officer
Date: June 30, 2009

TAM S.A. AND ITS SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

AT DECEMBER 31, 2008 AND 2007

TAM S.A.
Consolidated Financial Statements at
December 31, 2008 and 2007
and Report of the Independent
Registered Public Accounting Firm

Management's Report on Internal Control
over Financial Reporting

To the Board of Directors and Stockholders Tam S.A.

1 The management of TAM S.A. ("TAM" or the "Company"), including the CFO and CEO, is responsible for establishing and maintaining adequate internal control over financial reporting.

2 The Company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. The Company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the Company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

3 Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of internal control to future periods are subject to the risk that controls may become inadequate because of changes in conditions, and that the degree of compliance with the policies or procedures may deteriorate.

4 TAM's management has assessed the effectiveness of the Company's internal control over financial reporting as of December 31, 2008 based on the criteria established in Internal Control - "Integrated Framework" issued by the Committee of Sponsoring Organizations of the Treadway Commission ("COSO") and, based on such criteria, TAM's management has concluded that, as of December 31, 2008, the Company's internal control over financial reporting is effective.

5 The effectiveness of the Company's internal control over financial reporting as of December 31, 2008 has been audited by PricewaterhouseCoopers Auditores Independentes, an independent registered public accounting firm, as stated in their report which appears herein.

São Paulo, June 30 , 2009

By: /s/ David Barioni Neto
Chief Executive Officer

/s/ Líbano Miranda Barroso
Chief Financial Officer

Report of the Independent Registered Public
Accounting Firm to the Stockholders of TAM S.A.

To the Board of Directors and Stockholders
Tam S.A.

1 In our opinion, the accompanying consolidated balance sheets and the related consolidated income statements, consolidated cash flow statements and consolidated statements of recognized income and expense present fairly, in all material respects, the financial position of TAM S.A. at December 31, 2008 and 2007 and the results of its operations and cash flows for each of the two years in the period ended December 31, 2008, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board. Also, in our opinion the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for these financial statements, for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting" as set out on page F-2.

2 Our responsibility is to express opinions on these financial statements and on the Company's internal control over financial reporting based on our integrated audits. We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statements presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

3 A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (a) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (b) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated accounts in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (c) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

4 Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

São Paulo, Brazil, June 30 , 2009

PricewaterhouseCoopers
Auditores Independentes
CRC 2SP000160/O-5

Name Partner

TAM S.A.

Consolidated Balance Sheets as at December 31
In thousands of reais, unless otherwise indicated

Assets	2008	2007	Liabilities	2008	2007

Non-current assets			Non-current liabilities
Property, plant and equipment (Note 5)	9,326,171	4,733,054	Financial liabilities (Note 15)	7,178,873	3,908,700
Pre-delivery payments (Note 6)	426,224	1,024,297	Derivative financial instruments (Note 14)	107,057
Intangible assets (Note 7)	152,092	34,248	Deferred income (Note 16)	369,210	357,769
Deferred income tax and social contribution (Note 20)	259,984	12,835	Provisions (Note 17)	947,800	769,696
Other financial assets (Note 8)	706,878	385,830	Other non-current liabilities (Note 18)	282,993	185,277

	10,871,349	6,190,264		8,885,933	5,221,442

Current assets			Current liabilities
Trade and other receivables (Note 9)	1,404,464	1,207,919	Trade and other payables (Note 19)	967,553	804,670
Inventories (Note 10)	169,422	100,185	Deferred income (Note 16)	1,105,719	1,049,514
Non-current assets held for sale	62,134	62,286	Current income tax liabilities	83,429	20,081
Income taxes recoverable	120,712	87,017	Financial liabilities (Note 15)	910,153	1,197,986
Derivative financial instruments (Note 14)		62,967	Derivative financial instruments (Note 14)	1,021,928
Cash and cash equivalents (Note 12)	671,785	466,538	Other current liabilities (Note 18)	149,091	130,765

Other financial assets (Note 13)	1,242,271	2,140,339

				4,237,873	3,203,016

	3,670,788	4,127,251

			Total liabilities	13,123,806	8,424,458

			Equity
			Capital and reserves attributable to equity holders
			of TAM S.A.
			Share capital (Note 21)	675,497	675,497
			Revaluation reserve (Note 22)	1,244,465	329,548
			Other reserves (Note 23)	92,092	885,383
			Retained earnings (accumulated deficit) (Note 21)	(597,957)

				1,414,097	1,890,428

			Minority interest	4,234	2,629

			Total equity	1,418,331	1,893,057

Total assets	14,542,137	10,317,515	Total liabilities and equity	14,542,137	10,317,515

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A.

Consolidated Income Statements
Years Ended December 31
In thousands of reais, unless otherwise indicated

	2008	2007

Revenue (Note 24)	10,513,044	8,018,819
Operating expenses (Note 25)	(9,885,065)	(7,790,511)

Operating profit before movements in fair value of fuel derivatives
and revaluation of aircraft	627,979	228,308
Movements in fair value of fuel derivatives	(1,273,461)	130,410
Gains/(losses) on revaluation of aircraft recognized in the income
statement (Note 5)	255,617	(224,701)

Operating (loss)/profit	(389,865)	134,017
Finance income (Note 27)	1,410,361	1,006,868
Finance costs (Note 27)	(3,006,220)	(755,198)

(Loss)/Profit before income tax and social contribution	(1,985,724)	385,687
Income tax and social contribution (Note 28)	594,129	(127,118)

(Loss)/Profit after tax (all continuing operations)	(1,391,595)	258,569

Attributable to
Minority interest	868	177
Equity holders of TAM	(1,392,463)	258,392

Earnings (loss) per share (common and preferred)
Basic (Note 29)	(9.26)	1.72
Diluted (Note 29)	(9.26)	1.70

Consolidated Statements of Recognized Income
and Expense Years Ended December 31
In thousands of reais, unless otherwise indicated

	2008	2007

Revaluation of property, plant and equipment, net of tax (Note 22)	938,474	27,713
Currency translation gains/(losses), net of tax	13,152	(3,537)

Net income/(expense) recognized directly in equity	951,626	24,176
(Loss)/Profit after tax (all continuing operations)	(1,391,595)	258,569

Total recognized income and expense for the year (Note 21)	(439,969)	282,745

Attributable to
Minority interest	868	177
Equity holders of TAM	(440,837)	282,568

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A.

Consolidated Cash Flow Statements
Years Ended December 31
In thousands of reais, unless otherwise indicated

	2008	2007

Cash flows from operating activities (Note 31)	1,904,477	724,760
Tax paid	(58,443)	(65,528)
Interest paid	(303,525)	(286,559)

Net cash generated from operating activities	1,542,509	372,673

Cash flows from investing activities
Proceeds from sale property, plant and equipment (PPE)	8,204	4,558
Purchases of property, plant and equipment (PPE)	(637,483)	(311,852)
Purchases of intangible assets	(133,469)	(37,071)
Deposits in guarantee
Reimbursement	106,292	21,011
Deposits made	(30,503)	(65,383)
Pre-delivery payments
Reimbursement	261,302	401,977
Payments	(217,688)	(451,456)

Net cash used in investing activities	(643,345)	(438,216)

Cash flows from financing activities
Proceeds from issuance of common shares		497
Purchase of treasury shares	(14,269)
Dividends paid to the Company's stockholders	(72,065)	(137,629)
Short and long-term borrowings
Issuance	208,692	638,105
Repayment	(471,390)	(591,857)
Capital element of finance leases	(340,092)	(263,664)
Repayments of debentures	(4,793)	(19,957)
Issuance of senior notes		607,080

Net cash (used in) from financing activities	(693,917)	232,575

Net increase in cash and cash equivalents	205,247	167,032
Cash and cash equivalents at beginning of year	466,538	299,506

Cash and cash equivalents at end of year	671,785	466,538

Supplementary information on cash flows

Non cash investing and financing activities - acquisition
of aircrafts under finance lease	2,360,295	1,325,685

The accompanying notes are an integral part of these consolidated financial statements.

TAM S.A.

Notes to the Consolidated Financial Statements
at December 31, 2008 and 2007
In thousands of reais, unless otherwise indicated

1 General Information

TAM S.A ("TAM" or the "Company") was incorporated on May 12, 1997, to invest in companies which carry out air transportation activities. The Company wholly owns TAM Linhas Aéreas S.A. ("TLA"), a company that operates in the transportation of passengers and cargo in Brazil and on international routes, and 94.98% of Transportes Aéreos del Mercosur S.A. ("Mercosur"), an airline headquartered in Assunción, Paraguay, which operates in Paraguay, Argentina, Brazil, Chile, Uruguay and Bolivia. TAM S.A. is incorporated and domiciled in Brazil.

On July 15, 2005, the Company concluded a Public Offering of shares on the São Paulo Stock Exchange - BOVESPA. On March 10, 2006 the Company made an additional Public Offering - this time on the BOVESPA and the New York Stock Exchange – NYSE (in the form of American Depositary Shares – ADS), which was concluded on April 6, 2006.

On April 2007, two wholly-owned finance subsidiaries of TLA were constituted, namely TAM Capital Inc. ("TAM Capital") and TAM Financial Services 1 Limited ("TAM Financial 1"), and in October 2007 TAM Financial Services 2 Limited ("TAM Financial 2") was constituted. These subsidiaries are headquartered in the Cayman Islands, and their main activities involve aircraft acquisition and financing. Debt issued by these wholly-owned companies is wholly and unconditionally guaranteed by TAM.

The Company also controls TP Participações Ltda. ("TP Participações"), whose corporate purpose is holding ownership interests in other companies. TP Participações did not record any transactions during either 2008 or 2007.

TAM controls 99.99% of Fidelidade Viagens e Turismo Ltda. ("Fidelidade"), whose corporate purpose is to carry out the activities of a travel and tourism agency, under the name TAM Viagens.

These consolidated financial statements, of TAM and its subsidiaries, were approved by the Board of Directors on June 26, 2009.

2 Summary of Significant Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to both years presented, unless otherwise stated.

2.1 Basis of preparation

The consolidated financial statements of TAM have been prepared in accordance with International Financial Reporting Standards - IFRS as issued by the International Accounting Standards Board - IASB. These consolidated financial statements are the first TAM S.A. financial statements to be prepared in accordance with IFRS. IFRS 1 - "First-time Adoption of International Reporting Standards" has been applied in preparing these financial statements.

The financial statements are prepared under the historical cost convention unless otherwise indicated, for example in respect of revaluation of flight equipment and measurement of derivative financial instruments at fair value.

The consolidated financial statements of TAM S.A. until December 31, 2008 had been prepared in accordance with Generally Accepted Accounting Principles in Brazil (BR GAAP). BR GAAP differs in certain respects from IFRS. When preparing TAM's 2008 consolidated IFRS financial statements, management has amended certain accounting, valuation and consolidation methods in the BR GAAP financial statements to comply with IFRS. The comparative figures in respect to 2007 were restated to reflect these adjustments. Reconciliations and descriptions of the effect of the transition from BR GAAP to IFRS are given in Note 4.

The last consolidated financial statements available under BR GAAP filed with:

.. the United States Securities and Exchange Commission were those for the year ended December 31, 2007;

.. the Brazilian Securities regulators ("CVM") were those for the year ended December 31, 2008.

The reconciliations in Note 4 cover both dates.

The financial statements are presented in Brazilian reais and all values are rounded to the nearest thousand Brazilian reais, except where indicated otherwise.

2.2 Consolidation

(a) Subsidiaries

Subsidiaries are all entities (including special purpose entities) over which TAM has the power to govern the financial and operating policies, generally accompanying a shareholding of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether TAM controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to TAM. They are de-consolidated from the date that control ceases.

Intercompany transactions, balances and unrealized gains on transactions between the companies are eliminated. Unrealized losses are also eliminated but are considered as an impairment indicator of the asset transferred. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by TAM.

(b) Companies included in the consolidated financial statements

Ownership and
voting power - %

2008 and 2007

TLA	100.00
Fidelidade (i)	99.99
TAM Capital (i)	100.00
TAM Financial 1 (i)	100.00
TAM Financial 2 (i)	100.00
Mercosur	94.98
TP Participações	99.99
Fundo Spitfire II (Exclusive investment fund) (ii)	100.00

(i) TAM's investments are held indirectly through TLA.
(ii) TAM's investment is held 30% directly and 70% through TLA. See also Note 13.

(c) Transactions and minority interests

TAM applies a policy of treating transactions with minority interests as transactions with parties external to TAM. Minority interests represent the portion of profit or loss and net assets in subsidiaries that are not held by TAM and are presented separately within equity in the consolidated balance sheet.

2.3 Foreign currency translation

(a) Functional and presentation currency

Items included in the financial statements of each of TAM's entities are measured using the currency of the primary economic environment in which the entity operates ("the functional currency"). The consolidated financial statements are presented in Brazilian reais ("Real"), which is also the Company's functional currency.

(b) Transactions and balances

Foreign currency transactions are translated into the functional currency using the exchange rates prevailing at the dates of the transactions. Assets and liabilities balances are translated at the exchange rate on the balance sheet date. Exchange gains and losses on the settlement of such transactions and the translation of monetary assets and liabilities in foreign currencies are taken to income.

(c) Translation

In preparing the consolidated financial statements, the income statement, the cash flow statement and all other movements in assets and liabilities are translated at annual average rates of exchange, which are considered a good approximation to the exchange rates prevailing on the dates of the underlying transaction. The balance sheet is translated at year-end rates of exchange.

The effects of exchange rate changes during the year on net assets at the beginning of the year are recorded as a movement in stockholders' equity, as is the difference between profit of the year retained at average rates of exchange and at year-end rates of exchange.

Cumulative exchange differences arising are reported as a separate component of other reserves. In the event of disposal or part disposal of an interest in a group company either through sale or as a result of a repayment of capital, the cumulative exchange difference is recognized in the income statement as part of the profit or loss on disposal.

2.4 Property, plant and equipment

Property, plant and equipment (PPE) is stated at either cost less depreciation or revalued amounts. Depending on the type of asset, and when it was acquired, cost either refers to historical purchase cost; deemed cost based on a revaluation performed under previous GAAP; or historical purchase cost adjusted for the effects of hyperinflation during the years when Brazil's economy was considered to be hyperinflationary. Brazil was considered to be hyperinflationary for IFRS purposes until 1997.

Revaluations are performed periodically for flight equipment based on independent appraisers' reports. Increases in the carrying amount arising on revaluation of flight equipment are recognized in the Statement of Recognized Income and Expense, except where the increase reverses a decrease of the same asset previously recognized in the income statement. Decreases that offset previous increases of the same asset are recognized in the Statement of Recognized Income and Expense; all other decreases are recognized in the income statement.

Each year the difference between depreciation charged to income statement based on the revalued amount and depreciation based on the assets' original cost is transferred from the revaluation reserve to retained earnings.

Land is not depreciated. Depreciation on other assets is calculated using the straight-line method to allocate their cost or revalued amounts to their residual values over their estimated useful lives, as follows:

Years

Flight equipment - aircraft (*)	25 - 30
Flight equipment - engines	10
Overhaul	4 - 6
Buildings	25
Machinery and equipment	10
Computers	5

(*) Certain aircraft acquired used are being depreciated over six years.

Major overhaul expenditure, including replacement spares and labor costs, is capitalized and amortized over the average expected life between major overhauls (the "built-in overhaul method"). All other replacement spares and other costs relating to maintenance of flight equipment assets, including all amounts payable under "power by the hour" maintenance contracts, are charged to the income statement on consumption or as incurred respectively, as described below in Note 2.24.

Borrowing costs, including interest and applicable foreign exchange differences, associated with the acquisition of qualifying assets such as aircraft are capitalized as part of the cost of the asset to which they relate.

The carrying value of PPE is reviewed for impairment when events or changes in circumstances indicate the carrying value is greater than its estimated recoverable amount.

Gains and losses on disposals are determined by comparing the proceeds with the carrying amount and are recognized in the income statement. When revalued assets are sold, the amounts included in the revaluation reserves are transferred to retained earnings.

2.5 Pre-delivery Payments and other aircraft deposits

Pre-delivery Payments - PDPs paid to aircraft manufacturers under the terms of purchase agreements for aircraft are denominated in US dollars and are recognized at the amount paid translated at the exchange rate ruling at the date of payment. Borrowing costs, including interest and applicable foreign exchange differences incurred for the construction of qualifying assets are capitalized during the period which the aircraft are built.

In the event that a decision is taken that the aircraft will not be purchased by TAM, but rather it will be leased and it is agreed that the PDPs will be returned to TAM, then the related PDPs are reclassified to other receivables and are remeasured to the present value of the amount expected to be returned to TAM. This amount will, if it is denominated in a foreign currency, be translated at the exchange rate ruling at the reporting date, and any resulting difference is recognized in the income statement.

2.6 Intangible assets

(a) Computer software and IT projects

Expenses related to software maintenance are recognized as expenses as they are incurred. Expenses directly related to internally developed software and other IT projects include materials, costs incurred with software development companies and other direct costs. They are capitalized as intangible assets when they will probably generate economic benefits greater than their costs, considering their economic and technological viability. Computer software development costs recognized as assets are amortized on a straight-line basis over their estimated useful lives, which does not usually exceed three years.

(b) Other intangible assets

Other intangible assets include licenses and other contractual rights acquired from third parties. They are capitalized as intangible assets and amortized over their estimated useful lives.

The carrying value of intangible assets is reviewed for impairment if events or changes in circumstances indicate the carrying value may not be recoverable, or if the intangible assets have not yet started to be used and amortized.

2.7 Impairment of non-current assets

Property, plant and equipment and other non-current assets, including intangible assets, are reviewed for impairment whenever events or changing circumstances suggest that their book value may not be recoverable. Impairment losses are recognized as the excess of the asset book value over its recoverable value, which is the higher of fair value less cost to sell and value in use. For impairment testing purposes, assets are grouped at the lowest level for which cash flows can be separately identified (cash generating units or "CGUs").

2.8 Financial assets

TAM classifies its financial assets in the following categories: at fair value through profit or loss, (including derivative financial instruments) and loans and receivables. The classification depends on the purpose for which the financial assets were acquired. Management determines the classification of its financial assets at initial recognition.

(a) Financial assets at fair value through profit or loss

This category has two sub-categories: financial assets held for trading, and those designated at Fair Value Through Profit or Loss - FVTPL at inception. A financial asset is classified in this category if acquired principally for the purpose of selling in the short-term. Assets in this category are measured at fair value and gains or losses arising from changes in the fair value are recognized immediately in the income statement. Assets in this category are classified as current assets.

(b) Loans and receivables

Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are valued at amortized cost, and are included in current assets, except for those with maturities greater than 12 months after the balance sheet date. These are classified as non-current assets. TAM's loans and receivables comprise "trade and other receivables" and cash and cash equivalents in the balance sheet, except for certain short term investments that meet the definition of assets at fair value through profit and loss.

(c) Derivative financial instruments

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured at their fair value. Transaction costs are expensed when incurred.

While TAM uses derivatives to mitigate the economic effects of international petroleum prices, TAM does not apply hedge accounting. Changes in the fair value of derivative instruments are recognized immediately in the income statement.

Gains and losses due to fair value movements of fuel derivatives are presented as a separate line item on the face of the income statement.

(d) Valuation of financial assets

The fair values of quoted investments are based on current bid prices. For unlisted and for listed securities where the market for a financial asset is not active TAM establishes fair value using valuation techniques. These include the use of recent arm's length transactions, reference to other instruments that are substantially the same and discounted cash flow analysis.

(e) Impairment of financial assets

At each balance sheet date TAM assesses whether there is objective evidence that its financial assets are impaired.

2.9 Inventories

Inventories, consisting mainly of spare parts and materials to be used in maintenance and repair activities, are stated at the average acquisition cost, or realizable value where lower, net of provisions to write down the value of obsolete items.

2.10 Non-current assets held for sale

Assets are classified as 'held for sale' when all of the following criteria are met: a decision has been made to sell, the assets are available for sale immediately, the assets are being actively marketed, and a sale has been or is expected to be concluded within twelve months of the balance sheet date. Assets held for sale are valued at the lower of book value or fair value less disposal costs. Assets held for sale are not depreciated.

2.11 Trade receivables

Trade receivables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method, less provision for impairment. In practice, due to the short term nature of the receivables, they are usually recognized at the invoiced amount. A provision for impairment of trade receivables (allowance for doubtful receivables) is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

The carrying amount of the asset is reduced through the use of an allowance account, and the amount of the loss is recognized in the income statement. When a trade receivable is uncollectible, it is written off against the allowance account for trade receivables. Subsequent recoveries of amounts previously written off are credited to the income statement.

2.12 Cash and cash equivalents

Cash and cash equivalents presented in the cash flow statement include cash in hand, deposits held at call with banks and other short-term highly liquid investments with original maturities of three months or less.

2.13 Share capital

Common shares and non-redeemable preferred shares are classified as stockholder's equity.

Where any group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs (net of income taxes) is deducted from stockholders' equity until the shares are cancelled or reissued.

2.14 Share-based payment

TAM operates an equity-settled share-based compensation plan. The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed over the vesting period is determined by reference to the fair value of the options granted, excluding the impact of any non-market vesting conditions (for example, profitability and sales growth targets). Non-market vesting conditions are included in assumptions about the number of options that are expected to vest. At each balance sheet date, TAM revises its estimates of the number of options that are expected to vest, recognizing the impact of the revision of original estimates, if any, in the income statement, with a corresponding adjustment to equity.

When share options are satisfied by issuing treasury shares, the proceeds received from the exercise of options, net of any directly attributable transaction costs are credited to treasury shares; the difference between the book value of the treasury shares awarded to the employee and the exercise price is recognized in retained earnings.

2.15 Pension plans

TAM only operates defined contribution plans. Once the contributions are made, the Company has no further liability for additional payments. Regular contributions comprise the net periodic costs of the period when they are due and, accordingly, are included in personnel expenses.

2.16 Deferred income

Deferred income comprises advances from ticket sales, gains on sale and leaseback transactions resulting in finance leases (see also Note 2.21 below) and revenue related to TAM Loyalty Program frequent flyer scheme (see Note 2.23 below).

Advances from ticket sales represent the liabilities connected with tickets sold in the last 12 months and not yet used. Such amounts are recognized as income when the service is actually rendered or when the tickets expire.

2.17 Trade payables

Trade payables are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method. In practice, due to the short term nature of most trade payables, they are usually recognized at the invoiced amount.

2.18 Borrowings

Borrowings are included within financial liabilities, and are recognized initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortized cost, including charges and interest using the effective interest rate method, net of repayments made.

Borrowings are classified as current liabilities unless TAM has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Non-convertible debentures and senior bonds are recorded similarly to borrowings.

2.19 Income tax and social contribution

Income tax and social contribution on net income, for the current period and deferred, are calculated based on a Brazilian federal income tax rate of 25% and 9% for social contribution, and consider the offsetting of tax losses and negative social contribution, limited to 30% of actual income in any one year.

The current income tax charge is calculated on the basis of the tax laws enacted or substantively enacted at the balance sheet date in accordance with Brazil's tax regulations. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities.

Deferred income tax is calculated using the liability method, using tax that are expected to apply to the period when the asset is realized or the liability settled, based on tax rates which have been enacted or substantively enacted by the balance sheet date.

Deferred income tax assets are recognized to the extent that it is probable that future taxable profit will be available against which the tax losses or temporary differences can be utilized.

Deferred tax liabilities in respect of unremitted earnings of overseas subsidiaries are not recognized to the extent that TAM can control the payment of dividends, and does not plan to do so in the foreseeable future.

2.20 Provisions

Provisions are recognized when TAM has a legal or constructive obligation as a result of past events, a reliable estimate can be model, and it is probable that an outflow of economic benefits will be required to settle the obligation. Provisions are measured at the present value of the expenditure expected to be required to settle the obligation, using where appropriate a discount rate based on current market interest rates and that reflects the risks related to the liability.

2.21 Lease agreements

Leases are classified at inception. Leases of assets under which TAM has substantially all the risks and rewards of ownership are classified as finance leases. All other types of leases are classified as operating leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments. Each lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included within financial liabilities. The interest element of the finance cost is charged to the income statement over the lease period. The long-term assets acquired under finance leases are depreciated over the shorter of the asset's useful life and the period for which the asset will be leased.

Payments made under operating leases are charged to the income statement on a straight-line basis over the period of the lease.

Any gains arising on sale and leaseback transactions resulting in finance leases are deferred and recognized in the income statement on a straight-line basis over the period of the lease; gains arising on sale and leaseback transactions resulting in operating leases are generally recognized in the income statement immediately.

2.22 Dividends

Dividends payable are recognized as a liability in the financial statements when there is a legal obligation for them to be paid. This is either when the dividends are approved by TAM's stockholders or to comply with Brazilian corporate law. TAM's by-laws establish that all stockholders are entitled at a minimum dividend of 25% of net income for each year, calculated in accordance with Brazilian corporate law.

2.23 Revenue

Air transportation revenues (passengers and cargo) are recognized when transportation services are rendered. Revenue in respect of passenger tickets sold but not yet used (advance ticket sales) is treated as deferred income, classified within current liabilities. Revenue for unused tickets is recognized on the ticket expiration date, which is 12 months after the issuance date of the ticket.

The Company sponsors a program (TAM Loyalty Program) to award frequent flyers, whereby points are accumulated when flying with TAM or partner airline companies, or when making purchases using TAM Loyalty Program credit card, or using the services and products of commercial partners. The Loyalty Program award credits are recognized as a separately identifiable component of revenue based on the estimated fair value of the points awarded. This revenue is deferred, considering the points that are expected to be redeemed based on historical experience, and is recognized in the income statement as passenger revenue when the points are redeemed and passengers uplifted.

Other operating revenues, represented by fees arising from alterations to flight reservations, sub-lease of aircraft and other services, are recognized when the service is provided.

Interest income is recognized using the effective interest rate method, taking into account the principal outstanding and interest rates in effect up to maturity or the balance sheet date.

2.24 Aircraft and engine maintenance

Engine maintenance contracts cover all significant engine maintenance activity. The Company recognizes maintenance expenses for its engine maintenance contracts on an as-incurred basis. The basis on which maintenance expenses are considered incurred is dependant on the nature of the services provided:

.. for contracts under which amounts are payable to the maintenance provider, and are recognized in the income statement, based on actual maintenance activities performed by the maintenance providers, the costs incurred reflect the actual amount of time incurred by the maintenance providers and the cost of the materials and components used in the maintenance activities. These maintenance contracts are referred to as "time and materials" contracts;

.. for contracts under which amounts are contractually payable to the maintenance provider based on hours flown, "power by the hour" contracts, a liability and a corresponding expense in the income statement are recognized as the hours are flown.

2.25 Segmental information

Operating segments are reported in a manner consistent with the internal reporting provided to the chief operating decision-maker ("CODM"). The CODM, who is responsible for allocating resources and assessing performance of the operating segments, has been identified as the Chief Executive Officer. Due to the essentially fixed cost base of TAM's operations, while the CODM reviews revenue information at a number of levels, the CODM only assesses the performance of TAM's group as a whole, and so TAM has determined that there is only one operating segment. However, the financial information provided to the CODM during 2008 was based on BR GAAP (Law 11,638) rather than IFRS. Reconciliations between the amounts presented under BR GAAP (Law 11,638) and IFRS as at December 31, 2008 and for the year then ended are included in Note 4.3.

2.26 Income statement presentation

On the face of the income statement, amounts relating to:

.. the movements in the fair value of fuel derivatives;

.. revaluations of flight equipment required to be recognized in the income statement.

These items are shown separately as part of operating profit. These are material in terms of nature and amount, and are disclosed separately in order to help users of the financial statements better understand TAM's financial performance.

2.27 Recent accounting developments

(a) The following interpretation, standards and amendments were early adopted by TAM:

IAS 23 (revised) - "Borrowing costs" (effective from January 1, 2009). The amendment requires TAM to capitalize borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset (one that takes a substantial period of time to get ready for use or sale) as part of the cost of that asset. The option of immediately expensing those borrowing costs was removed. A further amendment, as part of the IASB's annual improvements project published on May 2008, amends the definition of borrowing costs so that interest expense is calculated using the effective interest method defined in IAS 39 "Financial instruments: Recognition and measurement". This eliminates the inconsistency of terms between IAS 39 and IAS 23.

(b) TAM is currently assessing the impact of the following revised standards or interpretations that are not yet effective and have not been early adopted by TAM:

.. IAS 1 (revised) - "Presentation of financial statements" (effective from January 1, 2009). The revised standard will prohibit the presentation of items of income and expenses (that is, "non-owner changes in equity") in the statement of changes in equity, requiring 'non-owner changes in equity' to be presented separately from owner changes in equity. All non-owner changes in equity will be required to be shown in a performance statement, but TAM can choose whether to present one performance statement (the statement of comprehensive income) or two statements (the income statement and statement of comprehensive income). When TAM restates or reclassifies comparative information, it will be required to present a restated balance sheet as at the beginning comparative period in addition to the current requirement to present balance sheets at the end of the current period and comparative period. TAM will apply IAS 1 (revised) from January 1, 2009. It is likely that TAM will choose to present both an income statement and a statement of comprehensive income as performance statements.

IFRS 3 (revised) - "Business combinations" (effective from July 1, 2009). The revised standard continues to apply the acquisition method to business combinations, with some significant changes. For example, all payments to purchase a business are to be recorded at fair value at the acquisition date, with contingent payments classified as debt subsequently re-measured through the income statement. There is a choice on an acquisition-by-acquisition basis to measure the non-controlling interest in the acquiree either at fair vale or at the non-controlling interest's proportionate share of the acquiree's net assets. All acquisition-related costs should be expensed. TAM will apply IFRS 3 (revised) prospectively to all business combinations from January 1, 2010.

.. IAS 36 (amendment) - "Impairment of assets" (effective from January 1, 2009). The amendment is part of the IASB's annual improvements project published on May 2008. Where fair value less costs to sell is calculated on the basis of discounted cash flows, disclosures equivalent to those for value-in-use calculation should be made. TAM will apply the IAS 36 (amendment) and provide the required disclosure if applicable for impairment tests from January 1, 2009.

Amendment to IFRS 7 - "Financial instruments - Disclosures" (effective January 1, 2009). The amendment increases the level of required disclosure in respect of liquidity and valuation of financial instruments.

IFRIC13 - "Customer loyalty programs" (effective from July 1, 2008). IFRIC 13 clarifies that where goods or services are sold together with a customer loyalty incentive (for example, loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. IFRIC 13 is relevant to TAM's operations but TAM currently defers revenue in a manner consistent with IFRIC 13, and so we do not expect it to have a significant impact.

(c) The following interpretations and amendments to existing standards have been published and are mandatory for TAM's accounting periods beginning on or after January 1, 2009 or later periods but are not relevant for TAM's operations or are not expected to have a significant impact on TAM's financial statements:

.. IFRS 2 (amendment) - "Share-based payment" (effective from January 1, 2009). The amended standard deals with vesting conditions and cancellations. It clarifies that vesting conditions are service conditions and performance conditions only.

.. IFRS 1 (amendment) - "First time adoption of IFRS" and IAS 27 - "Consolidated and separate financial statements" (effective from January 1, 2009). The amended standard deals with separate financial statements, and TAM does not prepare its separate financial statements in accordance with IFRS.

.. IAS 20 (amendment) - "Accounting for government grants and disclosure of government assistance" (effective from January 1, 2009). The benefit of a below-market rate government loan is measured as the difference between the carrying amount in accordance with IAS 39.- "Financial instruments: Recognition and measurement", and the proceeds received with the benefit accounted for in accordance with IAS 20.

.. IAS 27 (revised) - "Consolidated and separate financial statements" (effective from July 1, 2009). The revised standard requires the effects of all transactions with non-controlling interests to be recorded in equity if there is no change in control and these transactions will no longer result in goodwill or gains and losses.

.. IFRS 5 (amendment) - "Non-current assets held for sale and discontinued operations" (and consequential amendment to IFRS 1 - "First-time adoption") (effective from July 1, 2009). The amendment clarifies that all of a subsidiary's assets and liabilities are classified as held for sale if a partial disposal sale plan results in loss of control.

.. IAS 28 (amendment) - "Investments in associates" (and consequential amendments to IAS 32 - "Financial Instruments: Presentation" and IFRS 7 - "Financial instruments: Disclosures") (effective from January 1, 2009). TAM has no investments in associates.

.. IAS 38 (amendment) - "Intangible assets" (effective from January 1, 2009). A prepayment may only be recognized in the event that payment has been made in advance of obtaining right of access to goods or receipt of services.

.. IAS 38 (amendment) - "Intangible assets", (effective from 1 January 2009). The amendment deletes the wording that states that there is "rarely, if ever" support for use of a method that results in a lower rate of amortization than the straight line method. TAM's intangible assets are amortized using the straight line method.

.. IAS 19 (amendment) - "Employee benefits" (effective from January 1, 2009). TAM no longer has any defined benefit pension plans, to which the amendments refer.

.. IAS 39 (amendment) - "Financial instruments: Recognition and measurement" (effective from January 1, 2009). The amendments largely relate to hedge accounting; TAM does not apply hedge accounting.

.. IAS 16 (amendment) - "Property, plant and equipment" (and consequential amendment to IAS 7 - "Statement of cash flows") (effective from January 1, 2009). TAM's ordinary activities do not comprise renting and subsequently selling assets.

.. IAS 27 (amendment) - "Consolidated and separate financial statements"; IAS 28 (amendment) - "Investments in associates" (and consequential amendments to IAS 32 - "Financial Instruments: Presentation" and IFRS 7- "Financial instruments: Disclosures"); IAS 31 (amendment) - "Interests in joint ventures (and consequential amendments to IAS 32 and IFRS 7) (all effective from January 1, 2009). There is no impact on TAM's consolidated financial statements.

.. IAS 29 (amendment) - "Financial reporting in hyperinflationary economies" (effective from January 1, 2009). None of TAM's subsidiaries operates in hyperinflationary economies.

.. IAS 32 (amendment) - "Financial instruments: Presentation", and IAS 1 (amendment) - "Presentation of financial statements" - "Puttable financial instruments and obligations arising on liquidation" (effective from January 1, 2009). TAM does not have any financial instruments of the type referred to in this amendment.

.. IAS 40 (amendment) - "Investment property" (and consequential amendments to IAS 16) (effective from January 1, 2009). TAM does not have any investment properties.

.. IAS 41 (amendment) - "Agriculture" (effective from 1, 2009). TAM does not have any biological assets.

.. IAS 1 (amendment) - "Presentation of financial statements" (effective from January 1, 2009). The amendment clarifies that some rather than all financial assets and liabilities classified as held for trading in accordance with IAS 39 are examples of current assets and liabilities respectively. TAM will apply the IAS 39 (amendment) from January 1, 2009. It is not expected to have an impact on TAM's financial statements.

.. There are a number of minor amendments to IFRS 7 - "Financial instruments: Disclosures", IAS 8 - "Accounting policies, changes in accounting estimates and errors", IAS 10 - "Events after the reporting period", IAS 18 - "Revenue" and IAS 34 - "Interim financial reporting", which are part of the IASB's annual improvements project published on May 2008 (not addressed above). These amendments are unlikely to have an impact on the accounts and have therefore not been analyzed in detail.

.. IFRIC 15 - "Agreements for construction of real estates" (effective from January 1, 2009). The interpretation clarifies whether IAS 18 - "Revenue", or IAS 11 - "Construction contracts" should be applied to particular transactions. It is likely to result in IAS 18 being applied to a wider range of transactions. IFRIC 15 is not relevant to TAM as all revenue transactions are accounted for under IAS 18 and not IAS 11.

.. IFRIC 16 - "Hedges of a net investment in a foreign operation" (effective from October 1, 2008). TAM does not apply net investment hedging.

.. IFRIC 17 - "Distributions of non-cash assets to owners" (effective from July 1, 2009). TAM does not generally distribute non-cash assets to its stockholders.

.. IFRIC 18 - "Transfers of assets from customers" (effective from July 1, 2009). TAM does not ordinarily receive assets from its customers.

3 Critical Accounting Estimates and Judgments

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Accounting estimates will, by definition, seldom equal the related actual results. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

3.1 Revenue recognition

Tickets that are sold are posted under advance ticket sales, in current liabilities, due to our obligation to transport passengers. Flight revenue (passenger and cargo transportation) is recognized when the transportation services are effectively rendered. Other revenue is recognized for tickets unused within 12 months of the original scheduled travel date. These tickets are cancelled in accordance with IATA regulations and revenue is recognized at that point.

Revenue in respect to TAM Loyalty Program - frequent flyer program - is deferred based on the estimated fair value of the points awarded to passengers. The fair value is determined based on a weighted average of the value of points sold to commercial partners, and the value of free tickets awarded to passengers. Revenue deferral also depends on the number of points estimated to be forfeited when they expire after two years, and this is based on historical forfeiture rates. The principal assumptions used are shown in Note 16.

3.2 Deferred taxes

TAM recognizes deferred income tax assets and liabilities based on the differences between the carrying amounts shown in the financial statements and the tax basis of the assets and liabilities, using prevailing tax rates. TAM regularly reviews deferred tax assets for recoverability, taking into account historical income generated and projected future taxable income based on a study of technical viability. The accounting losses recognized in 2008 relate in large part to fair value movements of the WTI (West Texas Intermediate crude oil) derivatives due to the decrease in the cost of fuel during the year.

3.3 Provisions

TAM is currently involved in various judicial and administrative proceedings, as described in Note 17. Provisions are recognized for all contingencies in judicial proceedings that represent probable losses. The probability of loss is evaluated based on the available evidence, including the views of internal and external legal counsel. TAM believes that these contingencies are properly recognized in the financial statements.

3.4 Financial instruments used to mitigate the risks of variations in jet fuel prices

TAM records the financial instruments used to mitigate the risks of variations in jet fuel prices at their fair market value based on market quotations for similar instruments. Derivative financial instruments are used in order to mitigate the risk against variations in fuel prices. Sensitivity to movements in the price of oil is discussed in Note 11.

TAM does not apply hedge accounting to its derivatives. If TAM were to apply hedge accounting, it would affect the timing of recognition of gains and losses in the income statement, but would not affect the underlying economic effects of the derivative contracts.

3.5 Carrying value of flight equipment

TAM's flight equipment is included in the financial statements at fair value based on valuations. The valuations are based on observable market prices. The revaluations are described further in Note 5.

The carrying value is further affected by the aircraft and engines' estimated useful economic lives, which is based on expected usage and current technology and environmental regulations.

4 First Time of Adoption of IFRS

4.1 Basis of transition to IFRS

4.1.1 Application of IFRS 1

TAM's financial statements for the year ended December 31, 2008 are the first annual financial statements that comply with IFRS as issued by the IASB. The financial statements for the year ended December 31, 2007 were prepared in accordance with accounting principles generally accepted in Brazil ("BR GAAP") in accordance with Brazilian Law 6,404/76. During 2008, following the publication of Brazilian Law 11,638/07, accounting principles generally accepted in Brazil changed substantially as Brazil moves towards aligning BR GAAP with IFRS.

The reconciliations that are presented in Note 4.2 reconcile the previously published financial statements under BR GAAP in accordance with Brazilian Law 6,404/76 at December 31, 2007 to the corresponding amounts calculated in accordance with IFRS. Reconciliations between the amounts included in the financial statements prepared in accordance with BR GAAP under Law 11,638/07 at, and for the year ended December 31, 2008 and IFRS are presented in Note 4.3.

The accounting policies set out in Note 2 have been applied in preparing the financial statements for the year ended December 31, 2008, the comparative information presented in these financial statements for the year ended December 31, 2007 and in the preparation of an opening IFRS balance sheet at January 1, 2007.

In preparing these consolidated financial statements in accordance with IFRS 1, TAM has applied the mandatory exceptions and certain of the optional exemptions from full retrospective application of IFRS, as set out in IFRS 1 - "First time adoption of IFRS".

4.1.2 Exemptions from full retrospective application elected by TAM

IFRS 1 allows first-time adopters certain exemptions from the general requirements contained in IFRSs. TAM has taken the following exemptions:

(a) Business combinations exemption

TAM has applied the business combinations exemption in IFRS 1 to prior business combinations; TAM does not have any significant goodwill relating to those business combinations.

(b) Fair value as deemed cost exemption

As discussed in Note 4.2.1(b) certain assets were revalued under BR GAAP in 1991. The revalued amounts for those assets are considered as deemed cost under IFRS.

Despite TAM electing to measure its flight equipment at revalued amounts on the date of transition to IFRS, the revalued amounts are not being considered as deemed cost. Historical acquisition cost will remain as cost under IFRS for flight equipment. The revaluation at January 1, 2007 is discussed in Note 4.2.1(b) .

(c) Employee benefits exemption

TAM had no significant defined benefit pension schemes at January 1, 2007, and so this exemption is not applicable.

(d) Cumulative translation differences exemption

TAM elected to record the accumulated cumulative translation adjustment at January 1, 2007, and so this exemption is not applicable.

(e) Compound financial instruments exemption

TAM has no compound financial instruments in issue; this exemption is not applicable.

(f) Assets and liabilities of subsidiaries, associates and joint ventures exemption

This exemption is not applicable, as the use of the exemption is made at the level of the subsidiary, associate or joint venture that adopts IFRS later than its parent company.

(g) Designation of financial assets and financial liabilities exemption

TAM did not reclassify any financial assets as available-for-sale investments or as financial assets at fair value through profit and loss; this exemption is not applicable.

(h) Share-based payment transaction exemption

TAM's share-based payment program consists only at equity classified awards and commenced in 2005; this exemption is not applicable.

(i) Insurance contracts exemption

TAM does not issue insurance contracts; this exemption is not applicable.

(j) Changes in existing decommissioning, restoration and similar liabilities included in the cost of property, plant and equipment exemption

TAM does not have any decommissioning liabilities relating to its property, plant and equipment; this exemption is not applicable.

(k) Leases

TAM has considered contracts which may contain a lease based on the facts and circumstances as at the date of transition to IFRS. There was no impact on the financial statements.

(l) Fair value measurement of financial assets or liabilities at initial recognition

TAM has not applied the exemption offered by the revision of IAS 39 on the initial recognition of the financial instruments measured at fair value through profit and loss where there is no active market; this exemption is not applicable.

(m) Service concession arrangements

TAM has no arrangements that fall to be treated in line with IFRIC 12; this exemption is not applicable.

4.1.3 Exceptions from full retrospective application followed by TAM

TAM S.A. has applied the following mandatory exceptions from retrospective application:

(a) Derecognition of financial assets and liabilities exception

Financial assets and liabilities derecognized before January 1, 2007 as a result of transactions that occurred before January 1, 2004 are not re-recognized under IFRS. The application of this exception had no significant impact on these financial statements.

(b) Hedge accounting exception

Management has chosen not to apply hedge accounting, and so no adjustments were required.

(c) Estimates exception

Estimates under IFRS at January 1, 2007 and December 31, 2007 are consistent with estimates made for the same date under BR GAAP. There is no evidence that those estimates were made in error.

(d) Assets held for sale and discontinued operations exception

Management applies IFRS 5 retrospectively from January 1, 2007. TAM S.A. did not have any assets that met the held-for-sale criteria during the periods presented, and so no adjustment was required.

4.2 Reconciliations between BR GAAP (Law 6,404 effective in 2007) and IFRS

As discussed above, in preparing its opening balance sheet, TAM has adjusted amounts reported previously in the financial statements prepared in accordance with its old basis of accounting (BR GAAP) which were published for the year ended December 31, 2007.

4.2.1 Explanation of the effect of the transition to IFRS

The following explains the material adjustments to the balance sheet and income statement:

(a) Recognition of finance leased assets on TAM's balance sheet and income statement

	Equity

	January	December
	1, 2007	31, 2007

Recognition of flight equipment at cost (i)	3,655,605	4,778,085
Capitalized built-in - overhaul maintenance in respect of
flight equipment under finance leases (ii)	108,738	192,560
Depreciation effect of the above adjustments	(915,102)	(1,112,736)
Recognition of finance lease obligations (i)	(2,450,635)	(2,894,316)

Total adjustments	398,606	963,593

		Income
		Statement
		December
		31, 2007

Reverse of operating lease expense		379,663
Foreign exchange gain on finance lease obligations		441,266
Interest expense on finance lease obligations		(142,130)
Capitalized built - in - overhaul maintenance in respect of flight equipment
under finance leases (ii)		83,823
Depreciation effect of the above adjustments (iii)		(197,634)

Total adjustments		564,988

(i) Recognition of flight equipment under finance leases and of finance lease obligations

BR GAAP did not have a specific requirement on accounting for leases and TAM recognized as finance leases only contracts where TAM had a bargain purchase option for the asset. All other leases were treated as operating leases.

Under IFRS, IAS 17 - "Accounting for Leases" defines financial leases as leases which transfer substantially all risks and rewards to the lessee. While there are no specific rules which define when substantially all risks and rewards have been transferred, the following are criteria which would usually indicate that the lessee has assumed substantially all risks and rewards:

.. The lease transfers ownership of the property to the lessee by the end of the lease.

.. The lease contains a bargain purchase option for the lessee to purchase the asset at a price below market value.

.. The lease term is for more the major part of the economic life of the leased asset.

.. The present value at the inception of the lease of the minimum lease payments amounts to at least substantially all of the fair value of the leased asset.

.. The leased assets are of such a specialized nature that only the lessee can use them without major modifications.

On renegotiation of lease terms, regardless as to whether the lessor is changed, the new lease is maintained as a finance lease by the lessee if, under the amended lease terms, the lease would have been classified a finance lease either initially or at the renegotiation date.

At January 1, 2007, TAM had 41 aircraft recorded as operating leases under BR GAAP, which were considered finance leases under IFRS.

At December 31, 2007, TAM had 47 aircraft recorded as operating leases under BR GAAP, which were considered as finance leases under IFRS.

Under IFRS, the acquisition cost of these aircraft and the related liability at the inception of the lease contract, totaling, at January 1, 2007 R$ 3,655,605 (December 31, 2007 - R$ 4,778,085), has been recorded in the balance sheet, with accumulated depreciation at January 1, 2007 of R$ 915,102 (December 31, 2007 - R$ 1,112,736). The obligations are recorded in short and long-term liabilities, including accrued interest and foreign exchange gains or losses (the lease obligations are denominated in U.S. dollars).

Foreign exchange gains on finance lease payables totaled R$ 441,266 for the year ended December 31, 2007. Interest expense on the financial lease obligation of these aircraft totaled R$ 142,130 for the year ended December 31, 2007. The operating lease expense recognized under BR GAAP for these aircraft were reversed during all periods and totaled R$ 379,663 for the year ended December 31, 2007.

(ii) Built-in overhaul

Under BR GAAP, TAM used the built-in overhaul method for engines under capital lease arrangements. Under the built-in overhaul method, major maintenance expenditure is capitalized and depreciated over the period to the next scheduled major maintenance. For aircraft under operating leases, TAM continued to expense maintenance as incurred.

Under IFRS, TAM also applies the built-in overhaul method. However, the population of engines for which the built-in overhaul method is used under IFRS also includes engines which had been classified as operating leases under BR GAAP but are finance leases under IFRS. The effect of applying the built-in overhaul method to the finance-leased engines was to increase the cost of flight equipment by R$ 108,738 at January 1, 2007 (December 31, 2007 - R$ 192,560). The effect of capitalized built - in - overhaul maintenance in respect of flight equipment under finance leases was R$ 83,823 in net income for the year ended December 31, 2007.

(iii) Depreciation

Depreciation expense on these aircraft recognized in the IFRS financial statements totaled R$ 197,634 for the year ended December 31, 2007.

(b) Revaluation of flight equipment

TAM has elected to measure its flight equipment at revalued amounts (fair value) on the date of transition to IFRS, January 1, 2007. However, the "cost" of the revalued assets will remain their historical acquisition cost, or historical acquisition cost adjusted for the effects of hyperinflation in 1996 and 1997, with the difference recorded in revaluation reserve within equity. The revalued amounts are not considered as "deemed cost" on transition to IFRS. The fair value of the flight equipment at January 1, 2007 was determined to be R$ 3,524,537, representing an increase of R$ 259,415 compared with the BR GAAP carrying value. The increased carrying value had a consequent impact on the depreciation charge for the year. The depreciation charge for the year ended December 31, 2007 was R$ 27,734 higher than it had been under BR GAAP, and the carrying value of flight equipment at December 31, 2007 was R$ 48,969 higher than it had been under BR GAAP. The income statement for the year ended December 31, 2007 also included revaluation decreases below cost in the amount of R$ 224,701. Further information relating to the revaluation of the flight equipment is included in Note 5.

(c) Gains on sale and leaseback transactions

BR GAAP does not have specific requirements on sale-leaseback transactions. All gains or losses arising from sale and leaseback transactions were recognized in the income statement at the time of the transaction.

Under IFRS a sale and leaseback where the resulting lease is a finance lease is treated as a single financing transaction in which any profit or loss on the sale for the seller (who becomes the lessee) is deferred and amortized over the lease term.

The amortization of gains on sale and finance-leaseback transactions recognized in the income statement under IFRS for the year ended December 31, 2007 was R$ 32,085.

The effect of recognizing the deferred income was to reduce IFRS equity at January 1, 2007 by R$ 211,611 (December 31, 2007 - R$ 179,526).

(d) Loyalty Program

The Company sponsors a program of rewards to frequent flyers (TAM Loyalty Program), who accumulate points when they use TAM's flights or flights of partner airlines, as well as when they make purchases using TAM Loyalty Program credit cards, or use products and services at partner establishments.

Revenue from passengers - under BR GAAP, TAM provided for the incremental cost of providing award flights, and made a provision for future liabilities relating to the Loyalty Program.

Revenue from the Loyalty Program Partners - under BR GAAP, revenues related to partnership with the Loyalty Program for frequent flyers were recorded when the points are issued to participants.

Under IFRS, TAM defers revenue in respect of points in issue (both for those awarded directly to passengers by TAM and for those sold by TAM to partners) based on the fair value of the points. Revenue is deferred, considering the points that are expected to be redeemed, and is recognized in the income statement as passenger revenue when the points are redeemed and passengers uplifted.

The effect of deferring revenue in this way rather than recognizing the incremental cost was to increase deferred income by R$ 230,351 at January 1, 2007 (December 31, 2007 - R$ 361,131) and decrease revenue for the year ended December 31, 2007 by R$ 130,780.

(e) Dividends and interest on capital

Under BR GAAP at December 31, 2007 the Company recorded an amount of R$ 72,616 as dividends and interest on capital to be paid to its stockholders, based on the declaration of dividends by the Board of Directors in March 2008 (January 1, 2007 - none).

For IFRS purposes at December 31, 2007 an amount of R$ 40,537 (January 1, 2007 - none) relating to the amounts accrued in excess of the minimum mandatory dividend has been reversed because it had not been approved at that date.

(f) TAM Mercosur

Negative goodwill - negative goodwill for BR GAAP purposes was generated as the difference between the book value and the amount paid in the transaction for the acquisition of TAM Mercosur and recorded on TAM's balance sheet as a liability IFRS does not allow negative goodwill, and so R$ 11,099 at December 31, 2007 (January 1, 2007 - R$ 11,099) has been eliminated against retained earnings on transition to IFRS.

Currency translation adjustment - for BR GAAP purposes, the effects of the exchange variation on this subsidiary's stockholders' equity were recorded in the income statement. For IFRS purposes, the effect of this exchange variation for the year ended December 31, 2007, R$ 3,537, was removed from the income statement and recognized in equity in cumulative translation adjustments, in accordance with IAS 21 - "Foreign Currency Translation".

(g) Share based payment plan

Under BR GAAP stock options did not generate any expense and were recorded as a capital increase only when exercised for the amount of the exercise price paid.

IFRS requires the measuring and recording of the cost of employee services in exchange for awards of equity instruments based on the grant-date fair value of those awards (with limited exceptions). The cost is recognized over the period during which the employee is required to provide the service in exchange for the award. The grant date fair value is estimated using the Black-Scholes option-pricing model. The plan is treated as an equity settled, and the share based payment charge for the year is based on the fair value of the options as at the grant date. R$ 11,230 was recognized in the income statement for the year ended December 31, 2007. There is no effect on equity at either January 1, 2007 or December 31, 2007.

(h) Pre-delivery payments

Under BR GAAP, pre-delivery payments (PDPs) were recognized as accounts receivable due to the past history of such amounts being refunded by the aircraft manufacturers. Correspondingly, exchange differences on amounts denominated in foreign currency were recognized in the income statement.

Under IFRS, due to TAM not having a contractual right for the PDPs to be refunded, the PDPs are accounted for as non-monetary items, and no exchange differences arise. Borrowing costs in relation to the PDPs are capitalized under IFRS.

The impact in equity was to reverse net exchange loss of R$ 12,353 at January 1, 2007 and R$ 53,024 at December 31, 2007, and to capitalize borrowing costs of R$ 27,379 at January 1, 2007 and R$ 58,100 at December 31, 2007. The impact in net income at December 31, 2007 was R$ 71,392.

(i) Maintenance contracts

Under BR GAAP maintenance was accounted for when the maintenance activities were performed by the maintenance provider.

Under IFRS an accrual is made for the maintenance of engines covered by "power by the hour" maintenance contracts based on hours flown.

The impact was to recognize an additional maintenance accrual of R$ none at January 1, 2007 and R$ 62,925 at December 31, 2007.

(j) Other adjustments

Other adjustments include individually and collectively insignificant amounts in relation to:

.. hyperinflation accounting for the years 1996 and 1997;

.. pension accounting in respect of five employees that were still in TAM's defined pension plan at January 1, 2007. The pension liability was irrevocably transferred to a third party on September 30, 2007.

(k) Deferred income tax and social contribution

Under BR GAAP, deferred income tax is recognized using the liability method on temporary taxable or deductible differences, in a manner largely consistent with IFRS. The deferred tax adjustments represent the tax effect of the adjustments discussed in items (a) to (j) above.

(l) Earnings per share

Under BR GAAP, net income (loss) per share was only presented in the parent company financial statements and is not presented for the consolidated financial statements. Net income (loss) per share was calculated on the number of shares outstanding at the balance sheet date. Information was disclosed per one thousand shares because, generally, this is the minimum number of shares that can be traded on the Brazilian stock exchanges.

Under IFRS, earnings per share are presented based on TAM's consolidated net income (loss), considering the weighted average number of shares in issue during the year excluding shares held as treasury shares. Diluted earnings per share are also presented, taking into account the potentially dilutive impact of outstanding share options.

(m) Classification of line items

(i) Income statement

Under BR GAAP, the classification of certain income and expense items was presented differently from IFRS. The reclassifications, other than those disclosed above, are summarized as follows:

.. Under BR GAAP, gains and losses on the disposal of property, plant and equipment and investments or impairment of fixed assets are classified as non-operating income/(expense) while under IFRS they are classified within operating income.

.. Under BR GAAP movements in the fair value of fuel derivatives are shown as financial result. Under IFRS they are shown separately.

(ii) Balance sheet

Under BR GAAP, the classification of certain balance sheet items was presented differently from IFRS. The reclassifications, other than those disclosed above, are summarized as follows:

.. Under BR GAAP, cash and cash equivalents consist principally of highly liquid cash deposits, but there is no requirement that there are insignificant potential changes in value because of interest rate changes, nor is there a maximum 90 day original period to maturity. Under IFRS, the Company's funds are considered to be subject to potential change in value due to changes in interest rates or have underlying securities with original maturities greater than 90 days. Therefore, under IFRS, such investments were classified under other financial assets (held for trading) in the balance sheet.

.. Under BR GAAP, deferred income taxes are not netted and assets are presented separately from liabilities. For IFRS purposes, deferred tax assets and liabilities are netted where there is a legal right of set-off and are classified as non-current.

.. Certain other amounts regarding accounts receivable and payable, financial liabilities, revenue and operating expenses, which were previously presented under BR GAAP on the face of the balance sheet or income statement have been grouped together in the corresponding IFRS financial statements and are shown separately in the Notes.

(n) Business segments

Under BR GAAP, no separate segment reporting is required.

Under IFRS, IFRS 8 - "Segmental reporting" defines operating segments as components of an entity for which separate financial information is available and evaluated regularly for assessing segment performance and allocating resources to segments. Measures of profit or loss, total assets and other related information are required to be disclosed for each operating segment. IFRS 8 requires that segment data be presented in accordance with the internal information that is used by management for operating decision making, including allocation of resources among segments, and segment performance. In addition, this standard requires the annual disclosure of information concerning revenues derived from the entity's products or services, countries in which revenues or assets are generated and major customers.

(o) Cash flow statement

Under BR GAAP, there was no requirement to prepare a cash flow statement, although TAM voluntarily prepared one.

Under IFRS a cash flow statement is required. There are no significant differences between the format of the cash flow statement previously presented and the IFRS format, other than the definition of cash and cash equivalents discussed above in (m)(ii).

(p) Impairment

Under BR GAAP, companies were required to determine if operating income is sufficient to absorb the depreciation or amortization of long-lived assets in order to assess potential asset impairment. In the event that operating income is insufficient to recover the depreciation, the assets, or groups of assets, are written-down to recoverable values, preferably based on the projected discounted cash flows of future operations. In the event of a planned substitution of assets prior to the end of the original estimated useful life of the asset, depreciation of that asset is accelerated to ensure the asset is depreciated according to estimated net realizable value at the estimated date of substitution.

Under IFRS, IAS 36 - "Impairment" requires companies to evaluate the carrying value of long-lived assets, when events and circumstances require such a review (or annually in the case of goodwill and intangible assets not subject to amortization). The carrying value of long-lived assets is considered impaired when the recoverable amount, the higher of the value in use and fair value less costs to sell, is less than the carrying value. In that event, a loss is recognized based on the amount by which the carrying value exceeds the recoverable amount.

In the case of TAM, there were no impairment indicators and, therefore, no differences between IFRS and BR GAAP related to impairment provision criteria were recorded for the periods presented.

4.2.2 Reconciliations

(a) Reconciliation of equity at January 1, 2007 and December 31, 2007

	January 1,	December 31,
	2007	2007

Total equity under BR GAAP (Law 6,404 effective in 2007)	1,446,176	1,494,287

Recognition of finance leased assets on TAM's balance sheet
(Note 4.2.1(a))	398,606	963,593
Revaluation of flight equipment (Note 4.2.1(b))	259,415	48,969
Gains on sale and leaseback transactions (Note 4.2.1(c))	(211,611)	(179,526)
Loyalty program (Note 4.2.1(d))	(230,351)	(361,131)
Dividends and interest on capital (Note 4.2.1(e))		40,537
TAM Mercosur (Note 4.2.1 (f))	11,099	11,099
Pre-delivery payments (Note 4.2.1 (h))	39,732	111,124
Maintenance contracts (Note 4.2.1 (i))		(62,925)
Other adjustments	745	8,850
Deferred income tax and social contribution on adjustments above
(Note 4.2.1(k))	(94,991)	(181,820)

Total adjustments	172,644	398,770

Total equity under IFRS	1,618,820	1,893,057

(b) Reconciliation of net income for year ended December 31, 2007

December 31,
2007

Net income for the year under BR GAAP (Law 6,404 effective in 2007)	129,073

Recognition of finance leased assets on TAM's balance sheet (Note 4.2.1(a))	564,988
Revaluation of flight equipment (Note 4.2.1(b))	(252,435)
Gains on sale and leaseback transactions (Note 4.2.1(c))	32,085
Loyalty program (Note 4.2.1(d))	(130,780)
Shared based payment plan (Note 4.2.1(g))	(11,230)

Pre-delivery payments (Note 4.2.1(h))	71,392
Maintenance contracts (Note 4.2.1(i))	(62,925)
TAM Mercosur (Note 4.2.1(f))	3,537
Other adjustments	(117)
Deferred income tax and social contribution on adjustments above (Note 4.2.1(k))	(85,019)

Total adjustments	129,496

Total net income for the year under IFRS	258,569

4.3 Additional reconciliations between BR GAAP (Law 11,638 effective in 2008) and IFRS

On March 31, 2009, TAM published its consolidated financial statements for the year ended December 31, 2008 prepared under revised BR GAAP, prepared in accordance with Brazilian Corporate Law 11,638.

In addition to the reconciliations presented in Note 4.2 reconciling between the amounts published in TAM's 2007 20-F filed with the United States Securities and Exchange Commission and IFRS, reconciliations are presented below between the amounts presented in accordance with Brazilian Corporate Law 11,638 and IFRS as at December 31, 2008 and for the year then ended.

4.3.1 Explanation of the differences between BR GAAP (Law 11,638 effective in 2008) and IFRS

The following explains the material adjustments to the balance sheet and income statement:

(a) Revaluation of property, plant and equipment

As discussed in Note 4.2.1(b), TAM has elected to measure its flight equipment at revalued amounts (fair value) on transition to IFRS.

The fair value of the flight equipment at December 31, 2008 was determined to be R$ 8,856,086, representing an increase of R$ 1,732,470 compared with the BR GAAP (Law 11,638) carrying value. The increased carrying value had a consequent impact on the depreciation charge for the year, which for the year ended December 31, 2008 was R$ 16,435 higher than it had been under BR GAAP. The income statement for the year ended December 31, 2007 also included a revaluation gain of R$ 255,617 for aircraft where a revaluation decrease had previously been recognized in the income statement. Further information relating to the revaluation of the flight equipment is included in Note 5.

(b) Loyalty Program

As discussed in Note 4.2.1(d), TAM sponsors a program of rewards for frequent flyers. Under IFRS, TAM defers revenue in respect of points in issue. The effect of deferring revenue in this way was to increase deferred income by R$ 414,283 December 31, 2008 and decrease revenue for the year then ended by R$ 53,152.

(c) TAM Mercosur

As discussed in Note 4.2.1(f), IFRS does not allow negative goodwill, and so R$ 11,099 at December 31, 2008 was eliminated against retained earnings on transition to IFRS.

(d) Pre-delivery payments

As discussed in Note 4.2.1(h), exchange differences on pre-delivery payments (PDPs) denominated in foreign currency were recognized in the income statement, but under IFRS, the PDPs are accounted for as non-monetary items, and no exchange differences arise. Borrowing costs in relation to the PDPs are capitalized under IFRS.

The impact in equity was to reverse accumulated net exchange gain of R$ 172,190 at December 31, 2008 and to capitalize accumulated borrowing costs of R$ 104,484 at December 31, 2008. The impact in net income at December 31, 2008 was a loss of R$ 178,830.

(e) Maintenance contracts

Under BR GAAP, maintenance was accounted for when the maintenance activities were performed by the maintenance provider, whereas under IFRS an accrual is made for the maintenance of engines covered by "power by the hour" maintenance contracts based on hours flown.

The impact was to recognize an additional maintenance accrual of R$ 125,329 at December 31, 2008, and a corresponding additional expense in the income statement of R$ 62,403 for the year then ended.

The impact in equity was to reverse accumulated maintenance depreciation to engines related to "power by the hour" contracts was R$ 56,548 at December 31, 2008. The impact in net income at December 31, 2008 was R$ 14,645.

(f) Deferred income tax and social contribution

Under BR GAAP, deferred income tax is recognized using the liability method on temporary taxable or deductible differences, in a manner largely consistent with IFRS. The deferred tax adjustments represent the tax effect of the adjustments discussed in items (a) to (e) above.

4.3.2 Reconciliations

(a) Reconciliation of equity at December 31, 2008

Total equity under BR GAAP (Law 11,638 effective in 2008)	632,355

Revaluation of flight equipment (Note 4.3.1(a))	1,732,470
Loyalty program (Note 4.3.1(b))	(414,283)
TAM Mercosur negative goodwill (Note 4.3.1(c))	11,099
Pre-delivery payments (Note 4.3.1(d))	(67,706)
Maintenance contracts (Note 4.3.1(e))	(68,781)
Others adjustments	(15,008)
Deferred income tax and social contribution on adjustments above
(Note 4.3.1(f))	(391,815)

Total adjustments	785,976

Total equity under IFRS	1,418,331

(b) Reconciliation of net loss for the year ended December 31, 2008

Net loss for the year under BR GAAP (Law 11,638 effective in 2008)	(1,359,239)

Revaluation of flight equipment (Note 4.3.1(a))	239,182
Loyalty program (Note 4.3.1(b))	(53,152)
Pre-delivery payments (Note 4.3.1(d))	(178,830)
Maintenance contracts (Note 4.3.1(e))	(47,758)
Deferred income tax and social contribution on adjustments above
(Note 4.3.1(f))	8,202

Total adjustments	(32,356)

Total net loss for the year under IFRS	(1,391,595)

5 Property, Plant and Equipment

	Flight	Land and	Computer	Machinery and	Construction
	equipment	buildings	equipment	equipment	in progress	Other	Total

At January 1, 2007
Cost	4,780,983	219,930	98,158	64,303	43,406	83,917	5,290,697
Accumulated depreciation	(1,256,446)	(12,463)	(42,636)	(31,254)		(50,371)	(1,393,170)

Net book amount	3,524,537	207,467	55,522	33,049	43,406	33,546	3,897,527

Year ended December 31, 2007
Opening net book amount	3,524,537	207,467	55,522	33,049	43,406	33,546	3,897,527
Additions	1,405,670		13,112	14,988	16,322	35,609	1,485,701
Reclassification	(83,951)						(83,951)
Disposals/write-offs	(23,379)	(13,816)	(2,617)	(3,225)	(78)	(1,734)	(44,849)
Revaluation through equity	41,990						41,990
Revaluation through income statement	(224,701)						(224,701)
Depreciation	(301,953)	(4,876)	(18,004)	(6,525)		(7,305)	(338,663)

Closing net book amount	4,338,213	188,775	48,013	38,287	59,650	60,116	4,733,054

Year ended December 31, 2007
Cost	5,896,612	206,114	108,653	76,066	59,650	117,792	6,464,887
Accumulated depreciation	(1,558,399)	(17,339)	(60,640)	(37,779)		(57,676)	(1,731,833)

Net book amount	4,338,213	188,775	48,013	38,287	59,650	60,116	4,733,054

				Machinery
	Flight	Land and	Computer	and	Construction
	equipment	buildings	equipment	equipment	in progress	Other	Total

Year ended December 31, 2008
Opening net book amount	4,338,213	188,775	48,013	38,287	59,650	60,116	4,733,054
Additions	3,228,970	6,631	31,408	39,005	26,402	42,530	3,374,946
Reclassification	(16,322)	49,790			(49,790)		(16,322)
Disposals/write-offs	(3,553)			(4,582)	(56)	(8,838)	(17,029)
Revaluation through equity	1,421,930						1,421,930
Revaluation through income statement	255,617						255,617
Depreciation	(368,769)	(17,044)	(20,739)	(8,713)		(10,760)	(426,025)

Closing net book amount	8,856,086	228,152	58,682	63,997	36,206	83,048	9,326,171

Year ended December 31, 2008
Cost	10,783,254	262,535	140,061	110,489	36,206	151,484	11,484,029
Accumulated depreciation	(1,927,168)	(34,383)	(81,379)	(46,492)		(68,436)	(2,157,858)

Net book amount	8,856,086	228,152	58,682	63,997	36,206	83,048	9,326,171

"Flight equipment" includes aircraft, engines and spare parts. During 2008, acquisitions include aircraft under finance leases, and at December 31, 2008 TAM possesses 64 finance leased aircraft. The cost of these aircraft recognized at the commencement of the leases was R$ 7,724,713 (2007 - R$ 5,031,289), with accumulated depreciation of R$ 1,390,585 (2007 - R$ 1,073,235), and so a net book value of R$ 6,334,128 (2007 - R$ 3,958,054). The depreciation expense for the year for finance leased flight equipment was R$ 278,390 (2007 - R$ 197,634).

Flight equipment is recorded at revalued amounts. The revaluations were performed by an independent valuation firm, Engeval Engenharia de Avaliações S/C Ltda., part of the ArcaLaudis - Global Network of International Valuers and Loss Assessors, as at January 1, 2007, December 31, 2007 and December 31, 2008. The valuations were based on observable market prices for flight equipment. If the flight equipment had been recorded at historical cost, the carrying value at December 31, 2008 would have been R$ 7,092,539 (2007 - R$ 4,250,602). The revaluation surplus at December 31, 2008 was R$ 1,421,930 (2007 - R$ 41,990). At December 31, 2007 the revaluations resulted in an expense of R$ 224,701 for aircraft whose revalued amount was lower than their cost. At December 31, 2008 the revaluations resulted in a gain being recognized in the income statement of R$ 255,617 for aircraft where a revaluation decrease had previously been recognized in the income statement.

"Construction in progress" is mainly composed of improvements carried out at the São Carlos Technology Center. "Other" is mainly composed of furniture and vehicles.

The properties and improvements of TAM's subsidiary TLA have been mortgaged as guarantee for loans in the total amount of R$ 110,499 (2007 - R$ 110,499).

Other than aircraft, no significant amounts of PPE are located outside Brazil. Aircraft are based in Brazil but fly both domestically and internationally.

6 Pre-delivery Payments

Pre-delivery
payments

At January 1, 2007	383,165
Additions	924,375
Transfers (*)	(313,964)
Capitalized borrowing costs	30,721

Year ended December 31, 2007	1,024,297

Pre-delivery
payments

Additions	401,653
Transfers (*)	(1,046,110)
Capitalized borrowing costs	46,384

Year ended December 31, 2008	426,224

(*) Transfers occur when the aircraft are delivered and amounts are either returned to TAM or capitalized within flight equipment.

7 Intangible Assets

	IT projects	Computer
	in progress	software	Others	Total

At January 1, 2007
Cost
Accumulated amortization and impairment

Closing net book amount

Year ended December 31, 2007
Additions	22,723	14,348		37,071
Amortization		(2,823)		(2,823)

Closing net book amount	22,723	11,525		34,248

At December 31, 2007
Cost	22,723	14,348		37,071
Accumulated amortization and impairment		(2,823)		(2,823)

Net book amount	22,723	11,525		34,248

Year ended December 31, 2007
Opening net book amount	22,723	11,525		34,248
Additions	80,045	23,527	29,897	133,469
Transfer	(432)	(278)		(710)
Amortization		(14,915)		(14,915)

Closing net book amount	102,336	19,859	29,897	152,092

Year ended December 31, 2008	102,336	19,859	29,897	152,092

At December 31, 2008
Cost	102,336	37,597	29,897	169,830
Accumulated amortization and impairment		(17,738)		(17,738)

Closing net book amount	102,336	19,859	29,897	152,092

IT projects in progress and computer software are recorded at cost less accumulated amortization and impairment. Expenditure for development of projects and software, including the costs of materials, third-parties' worked hours and other direct costs, are recognized when it is probable that they will be successful, taking into account their commercial and technological feasibility, and only when their cost can be reliably measured. Such expenses are amortized on the straight-line method over the period of the expected benefits. As to Company development projects still underway, it is expected that they will be amortized as from 2009, upon becoming operational. The anticipated amortization period is three-ten years, depending on the useful life of each project.

Computer software is amortized over its useful life, not normally exceeding three years.

Other projects include payments to the international airline network Star Alliance, and will be amortized from 2009 when TAM completes the integration process into the network and the assets start to be used.

8 Other Financial Assets

	2008	2007

Deposits in guarantee (i)	116,135	161,488
Prepaid aircraft maintenance (ii)	432,839	119,633
Other non-current receivables	157,904	104,709

	706,878	385,830

Financial assets included above are classified as loans and receivables measured at amortized cost. Their carrying value approximates to their fair value.

(i) Deposits in guarantee

Deposits in guarantee and collateral relating to the lease of aircraft and engines are mainly guarantees of operating lease installments. These deposits and collateral are denominated in U.S. dollars, and accrue interest based on the London Interbank Offered Rate ("LIBOR") plus a spread of 1% per annum (p.a.).

(ii) Prepaid aircraft maintenance

The maintenance reserve is a guarantee for the aircraft owner that the returned aircraft can be restored to its original condition. Certain aircraft leasing agreements require that advance deposits be made on behalf of the lessor, with maintenance reserve funds, at a restricted bank account in the lessor's name. The lessor may withdraw funds from this account if the required maintenance is not carried out upon return of the aircraft. Should TLA perform the maintenance of the aircraft or its parts, such as fuselage, engines and landing gear, it can request that the lessor return the related amount, which will otherwise revert to the owner.

9 Trade and Other Receivables

Trade and other receivables are composed of:

	2008	2007

Trade accounts receivable	1,157,239	937,928
Aircraft insurance	58,694	44,515
Prepaid expenses	90,587	151,372
Other current receivables	97,944	74,104

	1,404,464	1,207,919

Financial assets included above are classified as loans and receivables measured at amortized cost. Their carrying value approximates to their fair value.

(a) Trade receivables

	2008			2007

	Domestic	International (*)	Total	Total

Credit cards	659,315	41,698	701,013	575,039
Travel agents	226,090	47,849	273,939	239,747
Others	180,560	76,403	256,963	173,382

Sub total	1,065,965	165,950	1,231,915	988,168

Provision for impairment of
trade receivables	(57,225)	(17,451)	(74,676)	(50,240)

	1,008,740	148,499	1,157,239	937,928

(*) Includes R$ 42,487 denominated in U.S. Dollars, R$ 40,344 denominated in Euros, R$ 14,842 denominated in Argentine Pesos, and the remaining balance is composed of various currencies.

(b) Trade receivables by due date

	2008	2007

Not yet due	1,119,068	892,581
Over due
Up to 60 days	20,651	20,663
From 61 to 90 days	3,796	11,582
From 91 to 180 days	2,482	7,056
From 181 to 360 days	27,572	10,332
More than 360 days	58,346	45,954

	1,231,915	988,168

(c) Provision for impairment of trade receivables

Movements on the provision for impairment of trade receivables are as follows:

	2008	2007

Balance at January 1	50,240	38,387
Charge for the year	25,047	12,399
Unused amounts reversed	(611)	(546)

Balance at December 31	74,676	50,240

The establishment and release of provisions for impaired receivables have been included in "selling expenses" in the income statement. Amounts charged to the allowance account are generally written off when there is no expectation of recovering additional cash. None of the items for which an impairment provision has been recognized is individually significant.

The maximum exposure to credit risk at the reporting date is the carrying value of each class of receivable mentioned above. TAM does not hold any collateral as security.

10 Inventories

	2008	2007

Material for repairs and maintenance	149,062	94,966
Other inventories (*)	20,360	5,219

	169,422	100,185

(*) Other inventories include uniforms, stationery and catering items.

11 Financial risk management

TAM's activities expose it to a variety of financial risks: market risk (including currency risk, fair value interest rate risk, cash flow interest rate risk and price risk), credit risk and liquidity risk.

The Company has a risk management program which allows its Treasury Department to enter into derivative financial instruments in order to reduce the exposure to its main risks of exchange rate and jet fuel price volatility on its cash flows.

These derivatives are used in line with TAM's policies, considering liquidity, impact on TAM's results and cost/benefit analysis of each position taken. Control over the use of derivatives includes ensuring that the rates contracted in derivative contracts are in line with market rates. All of the derivatives entered into are to mitigate TAM's risk exposures and are not used for speculation.

(a) Market risks

TAM is exposed to market risks from our normal commercial activities. These market risks principally relate to changes in interest rates, exchange rates or jet fuel prices. Any such changes may adversely affect the value of our financial assets and liabilities or our future cash flows and expenses. Market risk is the possible loss derived from variations in market prices. TAM has entered into derivative contracts and other financial instruments for the purpose of mitigating the risks arising from variations in these factors. TAM has also implemented policies and procedures in order to evaluate such risks and approve and monitor its derivative transactions, including a policy which stipulates that TAM will only enter into derivative transactions with counterparties which have an investment grade credit rating.

(i) Risks relating to variations in the price of jet fuel

One of the most important financial risks of airline companies is the volatility in fuel prices. Fuel represented 39.7% (2007 - 33.2%) of operating costs for the year ended at December 31, 2008.

The Company has entered into derivative transactions in order to economically hedge themselves against this risk. TAM's Risk Committee has established policies for achieving this. TAM's policy is to enter into derivative transactions covering a period of up to two years, allowing up to 80% of forecast fuel consumption for the next year decreasing to 30% of forecast consumption for the second year. Swaps, options, forwards or a combination of these (e.g. seagulls), using market prices for crude oil, heating oil or jet fuel as the underlying may be used to achieve TAM's aims.

In Brazil the price of jet kerosene is determined by the state-controlled oil company, Petrobras, based on international jet fuel prices. TAM aims to reduce the volatility in its kerosene price by using derivatives based on crude oil (West Texas Intermediate or "WTI"). WTI is highly correlated with TAM's average Jet Fuel Price. This strong fundamental and statistical relationship, coupled with the fact that crude oil is arguably the most actively traded commodity, led TAM to elect WTI as the main underlying for its fuel hedging program.

In January the 2009, the Company, together with its key counterparties, started a restructuring of its hedge transactions whose market value was R$ 1,128,985 at December 31, 2008. The restructuring basically consisted of the distribution of maturity dates over a longer period. With this action, the Company aims at accomplishing two main goals: first, reduce cash payments, that were concentrated in the first half of 2009; second, settle the most part of the transactions at a period when prices are less volatile which, according to Company estimates, should be more in line with price levels more similar to the transaction strike.

The coverage profile, which was concentrated in the first half of 2009, is now more evenly distributed through 2009 and 2010, including a small coverage in the first quarter of 2011. For the next 12 months following March 31, 2009, the coverage accounts for 27% of the anticipated consumption. The average strike for transactions in the same period is now US$ 112 per barrel. Approximately 65% of the volume in WTI barrels, as of the end of the first quarter, had been renegotiated, representing a reduction of around US$ 95 million of disbursements in the first half of 2009.

All of the crude oil derivatives that TAM enters into are "over the counter", and none requires guarantees or margin calls. Due to the rescheduling of its hedging derivatives maturities, which took place in Q1 09, TAM has agreed to deposit a portion of its fair value as collateral to those restructured operations.

At December 31, 2008, the company had outstanding derivatives contracts relating to the price of crude oil amounting approximately 8.0 million barrels of oil with maturities out to Q3 10 (2007 - 5.5 million with maturities to November 2008) covering 47% of the next 12 months' expected usage. At December 31, 2008 TAM recorded a liability of R$ 1,128,985 in respect of these contracts (2007 - asset of R$ 62,967). See also Note 14.

As TAM does not hedge 100% of its expected fuel needs with derivatives, any increase in kerosene prices will not be completely offset; similarly decreases in kerosene prices will have a net benefit to TAM, despite the negative cash flows from settling its derivative contracts.

At the time the majority of the WTI derivatives were entered into, the expected price of WTI was between US$ 120-150 per barrel. In this context, derivatives were entered into with an average strike price of US$ 104 per barrel. At December 31, 2008 the market price of WTI was US$ 44.60 per barrel resulting in a negative value for the derivatives.

The maturity of the derivatives is as follows:

	2009	2010

Notional amount - thousands of barrels	7,200	800
Fair value (reais)	(1,021,928)	(107,057)

TAM will only contract derivatives with counterparties which have a credit rating of at least A- (A3) issued by S&P, Moody's or Fitch. The distribution of the fair values of the counterparties by credit rating is:

Fair value of
derivatives

AAA	(446,757)
AA+, AA or AA-	(131,109)
A+, A or A-	(551,119)

(1,128,985)

A hypothetical 10% increase/decrease in the price of WTI would lead to an increase/decrease of approximately R$ 30.4 million/R$ 30.6 million respectively in the fair value of the WTI derivatives. This increase/decrease would directly influence our financial results; in terms of cash flow, however, these changes in WTI price would be more than offset by a decrease/increase in our jet fuel costs.

(ii) Exchange rate risk

A significant part of the company's costs and operating expenses, such as aircraft and engine maintenance services, aircraft lease payments and aircraft insurance, are denominated in U.S. dollars. To manage exchange rate risk, TAM may enter into derivative contracts to protect itself against a possible depreciation or devaluation of the real in relation to the U.S. dollar. At December 31, 2008, TAM had no outstanding currency derivative contracts.

At December 31, 2008, if the Brazilian real had weakened/strengthened by 10% against the U.S. dollar with all other variables held constant, post-tax profit for the year would have been R$ 770 higher/lower, mainly as a result of foreign exchange gains/losses on translation of U.S. dollar denominated financial assets at fair value through profit or loss, and foreign exchange losses/gains on translation of U.S. dollar-denominated borrowings and finance leases. Profit is more sensitive to movement in currency/U.S. dollar exchange rates in 2008 than 2007 because of the increased amount of U.S. dollar-denominated finance leases. The exchange rate risk in our financial results is inflated by the fact that its effect on the price of our aircraft cannot be registered in results. The effect on equity would have been the same as the effect on post-tax profit.

(iii) Interest rate risk

TAM's earnings are affected by changes in interest rates due to the impact those changes have on interest expense from variable-rate debt instruments, variable-rate leasing contracts and on interest income generated from its cash and short-term investment balances. To minimize possible impacts from interest rate fluctuations, TAM has adopted a policy of diversification, alternating between contracting fixed and variable rates (such as LIBOR and CDI).

A hypothetical 100 basis point increase in market interest rates at December 31, 2008 would increase its aircraft rental and interest expense by approximately R$ 1.9 million.

These amounts are determined by considering the impact of the hypothetical interest rates on TAM's variable-rate debt and variable-rate leasing contracts at December 31, 2008.

(b) Credit risk

Credit risk arises from the possibility of TAM not recovering amounts receivable from services provided to consumers and/or travel agencies, or from credits held by financial institutions generated by financial investment operations. Management does not expect any losses from non-performance by its counterparties, and does not have any significant exposure to any individual counterparty.

To reduce credit risk, TAM has adopted the practice of establishing credit limits and the permanent follow-up of its debtor balance (mainly from travel agencies).

TAM will only deal with financial institution counterparties which have a credit rating of at least BBB- (Baa3) issued by S&P, Moody's or Fitch. In the case of derivatives contracted in Brazil, a local rating of at least brA- is required. In addition, each institution has a maximum limit for investments, as determined by the Company's Risk Committee.

TAM's maximum exposure to credit risk is equal to the carrying amount of each of its financial assets.

(c) Liquidity risk

Prudent liquidity risk management implies maintaining sufficient cash and marketable securities, the availability of funding through an adequate amount of committed credit facilities and the ability to close out market positions. Due to the dynamic nature of the underlying businesses, TAM treasury maintains flexibility in funding by maintaining availability under committed credit lines.

Excess cash is invested mainly in the exclusive investment funds described in Note 13. Each of these funds has a clear investment policy, with limits on concentration of risk in the underlying investments.

The table below analyses TAM's financial liabilities into relevant maturity groupings based on the remaining period at the balance sheet to the contractual maturity date. The amounts disclosed in the table are the contractual undiscounted cash flows and include interest, apart from the net settled derivatives, for which the fair value is disclosed.

	Less	Between	Between
	than	one and	three and	More than		Effect of	Carrying
	one year	two years	five years	five years	Total	discounting	value

Non-derivative financial
liabilities
At December 31, 2008
Finance lease
obligations	961,373	1,764,576	1,751,910	3,751,912	8,229,771	(1,781,291)	6,448,480
Borrowings	239,402	228,621	8,310	12,468	488,801	(87,233)	401,568
Debentures	51,464	333,333	166,667		551,464	(22,922)	528,542
Senior notes	51,562	103,269	103,412	882,215	1,140,458	(430,022)	710,436
Trade and other
payables	967,553				967,553		967,553

At December 31, 2007
Finance lease
obligations	456,065	821,927	800,005	1,781,126	3,859,123	(890,909)	2,968,214
Borrowings	944,414	237,340	35,601	10,217	1,227,572	(159,725)	1,067,847
Debentures	57,393	218,131	333,333		608,857	(76,698)	532,159
Senior notes	39,408	78,162	78,380	707,854	903,804	(365,338)	538,466
Trade and other
payables	804,670				804,670		804,670

Derivative financial
liabilities
At December 31,
2008
WTI	1,021,928	107,057			1,128,985		1,128,985

11.1 Fair value estimation

The fair value of financial instruments traded in active markets (such as trading securities) is based on quoted market prices at the balance sheet date. The quoted market price used for financial assets held by TAM is the current bid price.

The fair value of financial instruments that are not traded in an active market (for example, over-the-counter derivatives) is determined by using valuation techniques. TAM uses a variety of methods that are based on market conditions existing at each balance sheet date. Quoted market prices or dealer quotes for similar instruments are used for long-term debt. Other techniques, such as estimated discounted cash flows, are used to determine fair value for the remaining financial instruments. The fair value of forward foreign exchange contracts is determined using quoted forward exchange rates at the balance sheet date.

The carrying value less impairment provision of trade receivables and payables are assumed to approximate their fair values. The fair value of financial liabilities for disclosure purposes is estimated by discounting the future contractual cash flows at the current market interest rate that is available to TAM for similar financial instruments.

11.2 Capital management

The objective of capital management is to ensure that TAM is able to continue as a going concern whilst delivering shareholder expectations of a strong capital basis as well as returning benefits to other stakeholders and optimizing the cost of capital.

TAM monitors capital on the basis of the leverage ratio, net debt as a percentage of total capital. Net debt is defined as the total loans and borrowings, lease agreements, net of cash and cash equivalents and other current financial assets. We define capital as the total of shareholders’ equity and net debt. The leverage ratios at December 31, 2008 and 2007 were as follows:

	2008	2007

Cash and cash equivalents	(671,785)	(466,538)
Other financial assets	(1,242,271)	(2,140,339)
Borrowings	401,568	1,067,847
Debentures and senior notes	1,238,978	1,070,625
Lease agreements	8,928,266	4,811,572

Net debt (1)	8,654,756	4,343,167

Total equity	1,418,331	1,893,057

Total capital (2)	10,073,087	6,236,224

Leverage ratio (1) / (2)	85.9%	69.6%

The increase in the leverage ratio during 2008 resulted primarily from the delivery of Boeing and Airbus aircraft during the year. Management believes that the resources available to the Company are sufficient for its present requirements and will be sufficient to meet its anticipated requirements for capital investments, which are approved annually by the Board of Directors, and other cash requirements for the 2009 fiscal year despite the current economic turmoil. The Company is not subject to any externally imposed capital requirements.

12 Cash and Cash Equivalents

Cash and cash equivalents include the following:

	2008	2007

Cash and bank accounts	105,251	134,873
Short-term deposits	566,534	331,665

Cash and cash equivalents	671,785	466,538

13 Other Financial Assets

	2008	2007

In local currency
Exclusive investment funds
Government securities	683,779	1,229,723
Corporate securities	222,990	173,026
Others	1,246	40,570

	908,015	1,443,319

Austrian notes	84,124	79,082
Bank Deposit Certificates (CDB)	11,164

	95,288	79,082

	1,003,303	1,522,401

In foreign currency
Dual currency bonds	221,518	617,938
Other bank deposits	17,450

	238,968	617,938

	1,242,271	2,140,339

All financial investments are measured at their fair value through profit and loss and held for active and frequent trading.

Management of financial investments in the domestic market is primarily performed via exclusive investment funds. This structure follows high transparency and corporate governance standards. The custody of securities and units of funds and the management of funds are carried out by an independent management institution. The mandates and regulations are consistent within each type of management and are subject to clear limits and measurement methods for market, credit and liquidity risks. The average profitability of these funds was 11.33% in 2008 (2007 - 11.77%).

Investments in international markets essentially comprise time deposits, notes and overnight transactions with first tier banks with which the Company maintains business relationships. The average profitability of these investments was 4.89% in 2008 (2007 - 11.82%).

14 Derivative Financial Instruments

	2008		2007

	Assets	Liabilities	Assets	Liabilities

West Texas Intermediate crude oil derivatives
Forwards		351,343
Swaps		517,696	55,096
Seagulls		224,902	7,059
Collar		35,044
Foreign currency forwards			812

		1,128,985	62,967

Analyzed
Current		1,021,928	62,967
Non-current		107,057

The derivative financial instruments included above are described in Note 11.

15 Financial Liabilities

The carrying value of financial liabilities, all of which are measured at amortized cost, and their corresponding fair values are shown in the following table:

	Fair value		Carrying value

	2008	2007	2008	2007

Non-current
Finance lease obligations	5,768,040	2,669,736	5,768,040	2,669,736
Senior notes	328,335	453,694	701,100	531,390
Borrowings	221,034	214,959	209,733	207,574
Debentures	483,517	504,043	500,000	500,000

	6,800,926	3,842,432	7,178,873	3,908,700

Current
Finance lease obligations	680,440	298,478	680,440	298,478
Senior notes	4,372	6,041	9,336	7,076
Borrowings	202,172	891,346	191,835	860,273
Debentures	27,601	32,419	28,542	32,159

	914,585	1,228,284	910,153	1,197,986

15.1 Finance lease obligations

	Monthly
	payments
	expiring in	2008	2007

Foreign currency
Aircraft	2020	6,176,550	2,894,316

Engines	2017	244,379	41,409
IT equipment	2012	27,551	32,489

		6,448,480	2,968,214

Analyzed
Current		(680,440)	(298,478)
Non-current		5,768,040	2,669,736

The finance lease obligations are denominated in U.S. dollars. TAM has provided letters of guarantee and deposits in guarantee in respect of the finance leases. At December 31, 2008 TAM has 64 aircrafts under finance leases (2007 - 47 aircraft). See Note 5.

The minimum payments under finance leases are classified:

	2008	2007

No later than one year	961,373	456,065
Later than one year and no later than five years	3,516,486	1,621,932
Later than five years	3,751,912	1,781,126
Effect of discounting	(1,781,291)	(890,909)

	6,448,480	2,968,214

15.2 Senior Notes

On April 25, 2007, TAM Capital concluded an offer of senior bonds in the total amount of US$ 300 million (equivalent to R$ 710.4) with interest of 7.375% per annum, paid half-yearly and with final or sole maturity in 2017, by means of a transaction abroad exempt from filing with the Brazilian CVM. The Company opted to register the securities with the United States Securities and Exchange Commission - ("SEC") on October 30, 2007.

15.3 Borrowings

	Guarantees	Interest rate (effective rate for year ended December 31, 2008 and 2007)	Payment terms and year of last payment	2008	2007

Local currency
FINEM - subcredit A	Mortgage of assets and accounts receivable	TJLP + 4.5% p.a (10.8% p.a. and 10.8% p.a.)	Monthly until 2011	43,554	58,040

FINEM - subcredit B	Mortgage of assets and accounts receivable	Basket of currencies BNDES + 3.0% p.a. (10.5% p.a and 11.9% p.a.)	Monthly until 2012	7,984	8,149

Compror	No guarantee	100.0% p.a. to 101.5% p.a. of the CDI (12.8% p.a. and 11.3% p.a.)	Monthly until 2008		223,573
Other				9,261	7,561

Total local currency				60,799	297,323

Foreign currency
FINIMP	Promissory note US$ 23,593 thousand	LIBOR + 0.9% p.a. to 5.7% p.a. (5.3% p.a. and 6.4%p.a.)	Annual until 2010	167,289	84,883

International Finance Corporation - "IFC"	Deposits in guarantee US$ 2,500 thousand	6 months LIBOR + 3.0% p.a. (6.6% p.a. and 7.7% p.a.)	Half-yearly until 2012	52,393	51,414

Leasing renegotiation	Letter of guarantee	Fixed installments of US$ 55 thousand	Monthly until 2022	14,013	11,137

Financing - Pre-delivery payment	No guarantee	Monthly LIBOR + 0.6% p.a. (1.1% p.a. and 4.8% p.a.)	Monthly until 2011	107,074	621,734
Other					1,356

Total foreign currency				340,769	770,524

				401,568	1,067,847

Analyzed
Current				(191,835)	(860,273)
Non-current				209,733	207,574

FINIMP - Import Financing, FINEM - Government agency financing for machinery and equipment, TJLP - Long term interest rate and CDI - Interbank deposit rate.

Non-current maturities are as follows:

Year	2008	2007

2009		119,523
2010	60,573	56,015
2011	132,559	22,950
2012	5,531	2,486
2013	1,221	660
After 2013	9,849	5,940

	209,733	207,574

On May 21, 2007, TAM entered into a loan agreement with Calyon Bank and other banks to finance up to US$ 331 million (equivalent to R$ 643) of pre-delivery payment - PDP operations made to Boeing for the delivery of 4 Boeing 777-300ER aircraft with firm purchase orders and delivery scheduled for 2008. On December 31, 2008 the balance of this loan was R$ 356 (2007 - R$ 516,725).

On December 28, 2007, TAM entered into a loan agreement with bank BNP Paribas to finance up to US$ 117.1 million (equivalent to R$ 207.3) of pre-delivery payments for 30 Airbus aircraft with firm purchase orders and delivery scheduled between 2008 and 2010. At December 31, 2008, the balance of this loan was R$ 106,718 (2007 - R$ 105,009).

In 2005, TAM signed a loan agreement under the FINIMP program, obtaining funds mostly from Unibanco and Banco do Brasil to finance imports of aircraft engines and parts up to a sum of US$ 8,805 thousand (equivalent to R$ 21,435), with maturities until December 2008, except for a renegotiated portion with Banco do Brasil for US$ 4,719 thousand (equivalent to R$ 11,299), maturing in November 2009. In 2006, the Company raised US$ 37,885 thousand (equivalent to R$ 82,412) from Unibanco, maturing in July 2009. In 2008, for the same purpose, US$ 84,996 thousand (equivalent to R$ 155,862) was obtained from Unibanco, HSBC and Itaú, maturing in September 2010. At December 31, 2008 the balance of this type of financing amounts to R$ 167,289 (2007 - R$ 84,883).

The Company is not subject to certain obligations under loan agreements, such as compliance with certain financial indices, limits on the issue of financial debt, and priority in the repayment of loans.

15.4 Debentures

Issuer	Series	Quantity	Nominal value - R$	2008	2007

TAM
August 1, 2006	Only	50,000	10,000	528,542	523,147

Issuer	Series	Quantity	Nominal value - R$	2008	2007

TLA
April 22, 2003	First	473,006	100		4,308
April 22, 2003	Second	222,835	100		2,029
May 16, 2003	Third	177,165	100		2,675

		873,006			9,012

				528,542	532,159

Current				28,542	32,159
Non-current				500,000	500,000

(a) TAM

On July 7, 2006 the Board of Directors approved the issue of nominative, nonconvertible debentures with no security guarantee or preference but with a guarantee provided by TLA.

The debentures have a face value of R$ 10 and a term of six years, with repayment in three successive, equal, annual payments the first of which falls due on August 1, 2010.

Interest is to be paid every six months at a rate equivalent to 104.5% of the CDI as calculated and published by CETIP - the custodian and liquidation chamber. The effective interest rate was 14.29% as at December 31, 2008 (2007 - 11.7%) .

The Company will be subject to certain obligations under the debenture contracts, such as compliance with certain financial indices, limits on the issuance of financial debt, and priority in the repayment of debentures. Such requirements will become effective as from 2010, when the debentures will start to be amortized.

(b) TLA

At the Extraordinary General Meeting held on April 7, 2003 the stockholders approved the private issuance of nonconvertible, nominative debentures, without the issuance of warrants or certificates, with a face value of R$ 100.00 (one hundred reais) each, totaling three series. Each series falls due 60 months as from the subscription date. The debentures were totally settled in May 2008.

16 Deferred Income

	2008	2007

Non-current
Frequent flyer program	253,854	210,328
Sale and leaseback - deferred gains	115,356	147,441

	369,210	357,769

Current
Advance ticket sales	819,780	807,101
Frequent flyer program	253,854	210,328
Sale and leaseback - deferred gains	32,085	32,085

	1,105,719	1,049,514

At 31 December, 2008, "Advance ticket sales" amounted to R$ 819,780 (2007 - R$ 807,101), which is represented by 2,835,019 (2007 - 2,698,341) tickets coupons sold but not yet used.

The frequent flyer deferred income is accounted for based on the number of outstanding points of 30.4 billion (2007 - 25.5 billion) and a forfeiture rate of 31.6% (2007 - 29.2%) and TAM Loyalty Program points expire after two years and are forfeited at that point. During the year 2,142,160 (2007 - 934,597) reward flights were granted to passengers.

The deferred gains on sale and leaseback transactions relate to sales of aircraft in 2001 and 2003. The gains are being recognized in the income statement on a straight-line basis through to 2013.

17 Provisions

Management of the Company and its subsidiaries recorded provisions for contingencies in all cases where loss by the Company is deemed probable, based on advice provided by the Company's internal and external legal counsel. As at December 31, 2008 and December 31, 2007, the value of provisions and corresponding judicial deposits recognized were as follows:

	COFINS and PIS (i)	Additional tariff (ii)	Airline staff fund (iii)	Labor contingencies (iv)	Other provisions	Total

At 1 January 2008
Provision net of judicial deposits						769,696
Add: judicial deposits made						75,017

Provision	396,532	323,691	71,552	12,811	40,127	844,713
Charged/(credited) to the income statement
Additional provisions	4,722	63,832	21,718	18,233	64,437	172,942
Unused amounts reversed	(33,744)			(2,089)	(1,592)	(37,425)
Payments made				(5,517)	(9,340)	(14,857)
Inflation adjustments	24,640	32,815	7,151	743	2,006	67,355

At 31 December 2008	392,150	420,338	100,421	24,181	95,638	1,032,728

Less: Judicial deposits made						(84,928)

Provision net of judicial deposits (all non-current)						947,800

(i)     Corresponds to the discussion of the constitutionality of the increase in the tax base of the PIS tax and the increase in the contribution and basis of calculation of the COFINS tax, introduced under Law 9,718/98. Judicial deposits were made for certain months, and for the others TLA is supported by judicial measures. These amounts, net of judicial deposits, are updated based on the SELIC rate. On November 9, 2005, the full bench of the Federal Supreme Court ruled that the increase in the tax base was unconstitutional. During the first quarter of 2007 the Company was successful in obtaining a favorable ruling in one process and reversed the related provision for the amount of R$ 7,560, of which R$ 3,496 was recorded to reduce administrative expenses and R$ 4,064 recorded to reduce financial expenses. As at December 31, 2008, five lawsuits had not yet to been finally judged.

(ii)      Corresponds to the collection of 1% of the amount of fares of all tickets sold for regular domestic routes. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and non-payment is supported by a judicial order.

(iii)      Corresponds to the collection of 2.5% on the monthly payroll for private social welfare and professional training entities. TLA management, based on the opinion of its external legal counsel, is contesting the constitutionality of this collection, and the non-payment is supported by a judicial order.

(iv)      Corresponds to the provision based on management estimates as to losses that are expected to be incurred as a result of the various labor claims filed by current or former employees.

Due to the nature of these disputes, the timing of the utilization of the provisions, and any associated cash outflows, is uncertain.

18 Other Liabilities

	2008	2007

Non-current liabilities
Return of Fokker 100 Fleet	32,563	41,523
Accrued maintenance	135,021	75,179
Other liabilities	115,409	68,575

	282,993	185,277

Current liabilities
Return of Fokker 100 Fleet	18,623	11,501
Accrued maintenance	7,400
Other liabilities	123,068	119,264

	149,091	130,765

Pursuant to the agreement to return the Fokker 100 fleet, on December 19, 2003, TLA cancelled 19 lease agreements then outstanding, of which ten were finance leases and nine were operating leases. As a result, TLA agreed to pay a contractual rescission penalty in 30 consecutive quarterly installments, between April 2004 and July 2011 in the original amount of R$ 94,188. This amount was recognized in the statement of operations in the year ended December 31, 2003. The Company issued letters of guarantee as Security. TLA also renegotiated the reschedule overdue installments in the original amount of R$ 49,599.

On December 31, 2008, the total commitment under the Fokker 100 fleet operating leases arrangements amounted to R$ 51,186 (2007 - R$ 53,024) equivalent to US$ 21,903 thousand (2007 - US$ 29,935 thousand), of which R$ 18,623 (2007 - R$ 11,501) is classified in current liabilities.

19 Trade and Other Payables

	2008	2007

Trade payables	486,095	426,856
Salaries and payroll payable	317,951	236,708
Indirect taxes and tariffs payable	162,908	109,054
Dividends	599	32,052

	967,553	804,670

The financial liabilities included above are measured at amortized cost, and their fair value approximates to their carrying value.

20 Deferred Income Tax and Social Contribution

Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income taxes relate to the same fiscal authority.

The movement in deferred income tax assets and liabilities during the years, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets	At January 1, 2008	Charged/ (credited) to the income statement/equity		At December 31, 2008

Income tax loss carry forwards	3,556	7,136		10,692
Social contribution carry forwards	2,508	2,569		5,077
Temporary timing differences
Provision for derivatives loss		383,855		383,855
Provision for contingencies	133,373	54,134		187,507
Allowance for doubtful accounts	56,011	(42,468)		13,543
Allowance for losses on inventories	18,081	5,883		23,964
Deferred revenue from sale "leaseback transaction"	61,039	(10,909)		50,130
Maintenance	7,148	16,238		23,386
Pre delivery payments	(37,431)	60,803		23,372
Loyalty Program	134,391	22,263		156,654
Revaluation	109,423	(86,910)		22,513
Other	8,230	2,946		11,176

Total deferred tax assets	496,329	415,540		911,869

Deferred tax liabilities

Revaluation reserve	(169,767)	(471,321)	(*)	(641,088)
Finance leases	(313,727)	302,930		(10,797)

Total deferred tax liabilities	(483,494)	(168,391)		(651,885)

Total deferred tax netted	12,835	247,149		259,984

(*) Amount related to revaluation reserve charged directly to Equity.

	2008	2007

Deferred tax expected to be recovered within 12 months - netted	57,485	17,483
Deferred tax expected to be recovered within more than 12 months - netted	202,499	(4,648)

Total deferred tax netted	259,984	12,835

Deferred tax assets resulting from tax losses, social contribution negative calculation basis, and temporary differences are recognized to the extent that the realization of the related tax benefit through the future taxable profits is probable.

No withholding tax or other taxes would be payable regarding the distribution of earnings of TAM Mercosur.

There are no unrecognized deferred tax assets.

Deferred tax amounts are presented net as all amounts relate to a single taxpayer.

21 Share Capital and Reserves

	Share capital	Revaluation reserve (Note 22)	Other reserves (Note 23)	Retained earnings (accumulated deficit)	Total	Minority interest	Total

At January 1, 2007	675,000	326,035	615,041		1,616,076	2,744	1,618,820
Recognized income and expense for the year		27,713	(3,537)	258,392	282,568	177	282,745
Stock option plan - credit			11,230		11,230		11,230
Capital increase through issuance of shares	497		(882)		(385)		(385)
Revaluation reserve depreciation of aircraft		(24,200)		36,667	12,467		12,467
Dividends (Note 30)				(31,528)	(31,528)		(31,528)
Appropriation of net income			263,531	(263,531)
Other movements						(292)	(292)

At December 31, 2007	675,497	329,548	885,383		1,890,428	2,629	1,893,057
Recognized income and expense for the year		938,474	13,152	(1,392,463)	(440,837)	868	(439,969)
Stock option plan - credit			16,512		16,512		16,512
Options exercised			(9,336)		(9,336)		(9,336)
Movement in treasury shares			(11,370)	(2,899)	(14,269)		(14,269)
Revaluation reserve depreciation of aircraft		(23,557)		35,693	12,136		12,136
Dividends (Note 30)				(40,537)	(40,537)		(40,537)
Appropriation of net loss			(802,249)	802,249
Other movements						737	737

At December 31, 2008	675,497	1,244,465	92,092	(597,957)	1,414,097	4,234	1,418,331

21.1 Authorized capital

At December 31, 2008 and 2007, the authorized capital was R$ 1,200,000 and can be increased by means of the issuance of common and preferred shares, as resolved by the Board of Directors.

21.2 Subscribed share capital

At December 31, 2008 the subscribed share capital was comprised of 150,585,147 shares, 50,195,049 of which were common shares and 100,390,098 were preferred shares (2007- 150,585,147 shares, 59,791,955 of which were common shares and 90,793,192 preferred shares).

At the Board of Directors meeting held on August 29, 2007, a capital increase through the exercise of share options was approved, with the subscription of 16,140 preferred shares with no par value under the 1st grant, and 5,666 preferred shares with no par value under the 2nd grant, for issue prices of R$ 15.21 and R$ 44.38 per share, respectively, for a total of R$ 497. Payment of this capital increase was made on November 30, 2007.

The common shares confer to their holder the right to vote in general meetings.

The preferred shares have the right to vote in respect of some matters, as described in the 8th paragraph of the Company's Statutes while the Company is listed on BOVESPA's Level 2. However, they have priority in the distribution of dividends and in capital reimbursement, without any premium, if the Company were to be liquidated, and the right to participate, under the same terms as the common shares, in the distribution of any benefits to stockholders.

As per the Adhesion Agreement executed with BOVESPA, the Company has a three-year period, from June 13, 2005, to comply with the requirement to have a free float of 25% of its shares. Since August 2007 the free float has been 53.85% (unaudited).

22 Revaluation Reserve

The revaluation reserve represents the amount by which the carrying value (revalued amount) of certain property, plant and equipment (flight equipment) exceeds its historical cost. See Note 5.

	Revaluation reserve, gross of tax	Deferred tax	Revaluation reserve, net of tax

January 1, 2007	493,992	(167,957)	326,035
Revaluation - through equity	41,990	(14,277)	27,713
Depreciation	(36,667)	12,467	(24,200)

	Revaluation reserve, gross of tax	Deferred tax	Revaluation reserve, net of tax

Year ended December 31, 2007	499,315	(169,767)	329,548
Revaluation - through equity	1,421,930	(483,456)	938,474
Depreciation	(35,692)	12,135	(23,557)

Year ended December 31, 2008	1,885,553	(641,088)	1,244,465

23 Other Reserves

	2008	2007

Share premium	74,946	74,946
Legal reserve		802,249
Treasury shares	(11,370)
Cumulative translation adjustments	3,309	(9,843)
Stock options	25,207	18,031

	92,092	885,383

23.1 Share premium

The share premium reserve arose on the subscription of shares in TAM, due to the fair value of net assets received being greater than the nominal amount of the share capital issued.

23.2 Legal reserve

Brazilian law requires that a legal reserve is constituted by appropriating 5% of profit for the year until the legal reserve reaches 20% of the amount of share capital.

23.3 Treasury shares

The movement of treasury shares during the year was as follows:

	Quantity of shares	Thousands of reais	Average price per share - reais

As at January 1, 2008
Purchases of shares	601,900	17,703	29.41
Reductions	(199,589)	(6,333)	31.73

Year ended December 31, 2008	402,311	11,370	28.26

The market value was R$ 19.09 (reais) per preferred share at December 31, 2008.

The reduction in Treasury shares relates to the share option plan (see Note 26.2) . The difference between the exercise price of options and the book value of treasury shares used was accounted for in "Retained earnings" for an amount of R$ 2,899.

The Board of Directors, at a meeting held on January 30, 2009, approved a new program to repurchase TAM shares to be kept in treasury or subsequently cancelled or sold, with no capital reduction. Under the program, 3,596,629 preferred shares will be repurchased.

23.4 Currency translation adjustment

The effects of exchange rate changes during the year on net assets of foreign operations at the beginning of the year and the difference between their profit for the year at average and year-end exchange rates are recorded in the currency translation adjustment reserve.

23.5 Stock options

The credit relating to the expense for stock options is recorded in this reserve, and is released to retained earnings when options are exercised or expire.

24 Revenue

TAM had no major customers which represented more than 10% of revenues in 2008 or 2007. The Company utilizes its segmented gross revenue information by type of service rendered and by region, as follows:

(a) By type of service rendered

	2008	Percentage	2007	Percentage	Year on - year variation - %

Domestic
Scheduled - passenger	5,967,628	54.6	4,681,866	56.2	27.5
Charter - passenger	194,844	1.8	152,037	1.8	28.2
Cargo	459,487	4.2	360,149	4.3	27.6

	6,621,959	60.6	5,194,052	62.3	27.5

International
Scheduled - passenger	2,803,800	25.7	2,109,398	25.3	32.9
Charter - passenger	18,818	0.2	20,343	0.2	(7.5)
Cargo	549,595	5.0	416,668	5.0	31.9

	3,372,213	30.9	2,546,409	30.5	32.4

	2008	Percentage	2007	Percentage	Year on - year variation - %

Other
TAM Loyalty Program	441,202	4.0	144,183	1.8	206.0
Travel and tourism agencies	64,132	0.6	30,242	0.4	112.1
Others (includes expired tickets)	420,682	3.9	413.220	5.0	1.8

	926,016	8.5	587,645	7.2	57.6

Total gross	10,920,188	100.0	8,328,106	100.0	31.1

Sales taxes and other deductions	(407,144)		(309,287)

Revenue	10,513,044		8,018,819

(b) By geographic location of the Company's destinations

	2008	Percentage	2007	Percentage	Year on - year variation - %

Brazil	7,547,976	69.2	5,781,698	69.4	30.5
Europe	1,543,350	14.1	1,047,726	12.6	47.3
North America	943,137	8.6	1,000,102	12.0	(5.7)
South America (excluding Brazil)	885,725	8.1	498,580	6.0	77.6

Total gross	10,920,188	100.0	8,328,106	100.0	31.1

Sales taxes and other deductions	(407,144)		(309,287)

Revenue	10,513,044		8,018,819

25 Operating Expenses by Nature

	2008

		Expenses

	Cost of services rendered	Selling	General and administrative	Directors' fees	Total	Percentage

Personnel	1,477,381	158,954	128,857	16,833	1,782,025	18.0
Fuel	3,927,888				3,927,888	39.7
Depreciation and amortization	376,075	1,074	63,791		440,940	4.5
Maintenance and repairs (except personnel)	469,101				469,101	4.7
Aircraft insurance	47,781				47,781	0.5
Take-off, landing and navigation aid charges	495,426				495,426	5.0
Leasing of aircraft, engine and equipment	424,637	7,720	11,074		443,431	4.5
Third party services	150,538	223,817	327,429		701,784	7.2
Selling and marketing		988,579			988,579	10.0
Other	337,563	16,469	234,078		588,110	5.9

	7,706,390	1,396,613	765,229	16,833	9,885,065	100.0

	2007

		Expenses

	Cost of services rendered	Selling	General and administrative	Directors' fees	Total	%

Personnel	1,051,324	118,514	112,150	27,739	1,309,727	16.8
Fuel	2,536,398				2,536,398	32.6
Depreciation and amortization	309,607	1,443	30,436		341,486	4.4
Maintenance and repairs (except personnel)	445,816				445,816	5.7
Aircraft insurance	33,560				33,560	0.4
Take-off, landing and navigation aid charges	421,021				421,021	5.4
Leasing of aircraft, engine and equipment	488,514	4,077	8,547		501,138	6.4
Third party services	124,406	174,711	249,834		548,951	7.1
Selling and marketing		975,149			975,149	12.5
Other	351,303	173,763	152,199		677,265	8.7

	5,761,949	1,447,657	553,166	27,739	7,790,511	100.0

26 Employee Benefits

Personnel costs are composed of the following amounts:

	2008	2007

Salaries and bonuses	1,380,304	1,014,222

	2008	2007

Defined contribution pension plan	19,803	13,025
Share based payment	7,176	10,357
Taxes and social contributions	374,742	272,123

	1,782,025	1,309,727

26.1 Profit-sharing and bonuses

In accordance with the annual Union agreement, the Company will pay a share of its BR GAAP earnings before interest and tax as a result of it reaching certain performance indicators established in line with the annual budget. Consequently, management recorded at December 31, 2008, a provision for payment of this benefit in the amount of R$ 60,939 (2007 - R$ 36,140).

26.2 Share-based payment

At the Extraordinary Stockholders' Meeting held on May 16, 2005, TAM's stockholders approved the Company's Stock Option Plan for Directors and employees. The Board of Directors made available under this plan 1,735,316 preferred shares relating to the 1st, 2nd and 3rd grants and 230,000 preferred shares relating to the special grant as follows:

	Number of shares	Weighted average exercise price - reais

As at January 1, 2007	955,005	22.15
Granted	1,010,311	39.37
Exercised	(21,806)	22.79

Year ended December 31, 2007	1,943,510	32.10

Exercised	(199,589)	17.21
Cancelled	(42,593)

Year ended December 31, 2008	1,701,328	37.31

Under the terms of the Plan, the options granted are divided into three equal amounts and employees may exercise one third of their options after three, four and five years, respectively, if still employed by the Company at that time.

The options have a contractual term of seven years.

The options contain a "service condition" as vesting and exercisability of the options depends only on the rendering of a defined period of services by the employee. Dismissed employees have the obligation to satisfy certain conditions in order to maintain their options rights.

The options are valued using the Black-Scholes option pricing model. The following table shows details of the various option grants, together with the variables used in valuing the options granted. The exercise price is adjusted by the IGP-M (General Price Index), from the award grant date up to the exercise date.

	First grant	Second grant	Third grant	Special grant	Total or weighted average

Date	12.28.05	11.30.06	12.14.07	09.27.07
Number of options granted	715,255	239,750	780,311	230,000
Exercise price at grant date	14.40	43.48	39.67	38.36
Risk free interest rate - %	17.93	13.13	10.95	10.82
Option term	5.5	5.5	5.5	4.5
Expected dividend yield - %	0.00	0.32	0.58	0.58
Share price volatility - %	34.24	41.29	42.30	40.48
Market share price - R$	45.00	61.00	44.03	50.10

Number of options outstanding	481,825	227,870	761,633	230,000	1,701,328
Number of options exercisable	160,608				160,608
Exercise price (adjusted by IGP-M) - R$	17.68	51.59	43.56	43.61	37.31

Share price volatility is determined based on historical share price volatility of the company's quoted shares.

The charge to the income statement in respect of share based payment for the year ended December 31, 2008 was R$ 16,512 (2007 - R$ 11,230).

27 Net Finance Result

	2008	2007

Financial income
Interest income from financial investments	192,765	263,291
Exchange gains	1,182,239	673,414
Other	35,357	70,163

	1,410,361	1,006,868

Financial expenses
Exchange losses	(2,440,322)	(280,618)
Interest expense	(582,157)	(469,362)
Other	(30,125)	(35,939)
Capitalizated borrowing cost (*)	46,384	30,721

	(3,006,220)	(755,198)

Financial result, net	(1,595,859)	251,670

(*) Rate used for capitalization was 10.0% in 2008 (2007 - 13.7%) .

28 Income Tax Expense

	2008	2007

Current tax	(120,956)	(138,956)
Deferred tax	715,085	11,838

	594,129	(127,118)

The tax on TAM's profit before tax differs from the theoretical amount that would arise using the weighted average tax rate applicable to profits of the consolidated entities as follows:

	2008	2007

(Loss)/Profit before tax	(1,985,724)	385,687
Tax calculated at Brazilian tax rates applicable to profits - %	34	34

	675,146	(131,134)

Non-deductible expenses	(7,572)	(5,138)
Other permanent differences	(13,773)	(1,952)
IRPJ tax incentives		1,849
Realization of the revaluation reserve	(1,362)	(1,768)
Unrecognized tax credit on tax losses arising from foreign subsidiaries	(68,894)	(1,587)
Net income of foreign subsidiary	10,584
Income tax and social contribution on interest on own capital		12,612

	594,129	(127,118)

The applicable tax rate was 34% (2007 - 34%). No income tax is payable in Paraguay.

The tax years 2003 to 2007 are subject to examination by the Brazilian tax authorities.

29 Earnings per Share

Considering that common and preferred shares have equal rights in respect of dividends (see Note 21), a single measure of earnings per share based on the total number of common and preferred shares is presented. Common and preferred shares are considered two classes of ordinary shares.

(a) Basic

Basic earnings per share is calculated by dividing the profit attributable to equity holders of the company by the weighted average number of ordinary shares (common and preferred) in issue during the year excluding ordinary shares purchased by the Company and held as treasury shares.

	2008	2007

Profit (loss) attributable to equity holders of the company	(1,392,463)	258,392

Weighted average number of ordinary shares in issue	150,585	150,585
Treasury shares	(205)

Weighted average number of ordinary shares outstanding	150,380	150,585

Basic (loss)/earnings per share (reais per share)	(9.26)	1.72

(b) Diluted

Diluted earnings per share is calculated by adjusting the weighted average number of ordinary shares outstanding to assume conversion of all dilutive potential ordinary shares. The company has only one category of dilutive potential ordinary shares: share options.

	2008	2007

Profit (loss) attributable to equity holders of the company	(1,392,463)	258,392

Weighted average number of ordinary shares outstanding	150,380	150,585
Adjustments for share options		1,046

Weighted average number of ordinary shares for diluted earnings per share calculation	150,380	151,631

Diluted (loss)/earnings per share (reais per share)	(9.26)	1.70

30 Dividends

In accordance with TAM S.A.'s bylaws, stockholders are assured a minimum compulsory dividend based on of 25% of net income for the year in the parent company's separate financial statements, prepared under BR GAAP. Tax deductible interest on own capital which has been paid or credited may be deducted from mandatory dividends. The preferred shares have priority in capital reimbursement and the right to dividends at least equal to those distributed to the common shares. The dividend is subject to approval at the Annual General Meeting (AGM) and is shown as follows:

	2008	2007

Minimum compulsory dividend R$ none per share (2007 - R$ 0.20937693 per share)		31,528
Complementary dividend in respect of 2007's results approved at the 2008 AGM	40,537

	40,537	31,528

31 Cash Generated from Operations

	2008	2007

Net income after taxes for the year	(1,391,595)	258,569

Adjustments for
Deferred income tax and social contribution	(652,572)	61,590
Depreciation and amortization	440,940	341,486
Revaluation through income statement	(255,617)	224,701
(Profit)/loss on disposal of property, plant and equipment (see below)	8,825	40,291
Deferred income	67,646	161,652
Fair value (gains)/losses on derivative financial instruments	1,191,949	(72,887)
Foreign exchange losses/(gains) on operating activities	1,664,380	(311,918)
Monetary variation and interest expense	96,612	111,410
Others provisions set	84,530	143,348
Contingent provision	173,751	232,583

Changes in working capital (excluding the effects of acquisition and exchange differences on consolidation)
Financial Assets	898,068	13,132
Inventories	(69,237)	11,171
Provision for contingencies and tax obligations under judicial dispute	(60,632)	(186,294)
Trade and other receivables	(216,988)	(264,246)
Trade and other payables	194,336	167,890
Held for sale	(17,150)	(69,431)
Other assets	(301,569)	(165,282)
Other liabilities	48,800	26,995

Cash generated from operations	1,904,477	724,760

In the cash flow statement, proceeds from sale of property, plant and equipment comprise:

	2008	2007

Net book amount	17,029	44,849
Profit/(loss) on disposal of property, plant and equipment	(8,825)	(40,291)

Proceeds from disposal of property, plant and equipment	8,204	4,558

Non-cash transactions

The principal non-cash transactions relate to share based payment discussed in Note 25 and acquisitions of flight equipment under finance leases discussed in Note 5.

32 Commitments and Contingencies

(a) Operating lease commitments

TLA has obligations arising under aircraft operating lease contracts. TAM has 65 aircraft under the simple type of operating lease (2007 - 68 aircraft). These agreements have an average term of 125 months and are denominated in U.S. dollars plus "LIBOR". The leasing expense, recognized in the consolidated statement of income in "Costs of services rendered", was R$ 424,637 for the year ended at December 31, 2008 (2007 - R$ 488,514), equivalent to US$ 181,702 thousand (2007 - US$ 275,794 thousand).

For most of the operations TAM has given letters of guarantee issued by TAM or deposits in guarantees.

In addition, to meet the payment conditions established by contract, promissory notes guaranteed by TAM were issued, totaling US$ 36,492 thousand at December 31, 2008 (2007 - US$ 49,222 thousand).

Future aggregate minimum lease payments under these agreements are as follows:

	Monthly
	payments
	maturing in	2008	2007

Aircraft	2016	1,035,103	1,022,479
Engines	2014	25,995	18,202

		1,061,098	1,040,681

Operating lease obligations fall due as follows:
		2008	2007

No later than one year		231,401	232,806
Later than one year and no later than five years		714,961	669,107
Later than five years		114,736	138,768

		1,061,098	1,040,681

The amounts included above are denominated and payable in U.S. dollars.

(b) Commitments for future aircraft leases

(i) Airbus

Since 1998, TLA has had firm orders to purchase new Airbus aircraft. The final one was delivered in September 2008.

In 2005, the Company executed an amendment to the contract with Airbus for the firm order of 20 Airbus A320, the remaining nine of which to be delivered by 2010, with an option for 20 more of the same aircraft family (including A319, A320 and A321). In 2006, the Company finalized the contract to acquire a further 37 Airbus aircrafts (31 aircraft narrow body family A320 and six A330) for delivery by 2012. The options under the contract from 2005 were transferred to the 2006 contract.

On June 28, 2007, the Company also executed a Memorandum of Understanding for the purchase of 22 Airbus A350XWB models 800 and 900, with ten more options, for delivery between 2013 and 2018.

Additionally, the Company confirmed the exercise of four options for Airbus A330, two of which will be delivered in 2010, and the other two in 2011, related to the agreement signed at the end of 2006. TAM also confirmed the twenty options that had been postponed from 2005 to 2006 and the anticipated delivery before the end of 2014.

(ii) Boeing

In 2006, the Company ordered four Boeing 777-300ER with options for four additional aircraft, which were exercised in 2007. Upon receipt of the four aircraft in 2008, the Company had six firm orders placed with Boeing for this type of aircraft, of which four are expected to be delivered in 2012 and two in 2013.

(c) Insurance

TAM maintains adequate insurance for risks which are expected to cover any liabilities generated by the accident on July 17, 2007, of an Airbus A320 aircraft, considering the agreements already made with and paid to the victims' families by the insurance company. As of December 31, 2008, some 160 (2007 - 50) compensation payments were paid to families of the victims and others are under negotiation with the Company's insurance firm. Management understands that the insurance coverage of these liabilities is adequate to cover all related costs. The Company believes that it will not incur additional or unexpected expenses outside the scope of the insurance agreement which would be TAM's direct responsibility.

(d) Contingent liabilities

Contingencies for which it is probable that TAM will be required to make payments are provided for and are discussed in Note 17.

The Company and its subsidiaries are involved parties in other judicial contingencies involving fiscal, labor and civil claims in the amount of R$ 787,920 as at December 31, 2008 (2007 - R$ 423,125) for which no provision is required. Based on the opinion and advice from internal and external Brazilian legal counsel, the Company believes that the chances of success remaining amounts are possible but not probable.

(e) Contingent assets

(i) ICMS

On December 17, 2001 the Federal Supreme Court ruled that domestic and international air passenger transportation revenue, as well as international air cargo transportation revenue was no longer subject to ICMS.

However, based on this ruling, ICMS taxation on domestic air cargo transportation revenue is still due. On December 31, 2008, the provision maintained by the Company totaled R$ 6,187 (2007 - R$ 6,059), recorded in "Taxes and tariffs payable". On December 31, 2008, the installments due in more than one year totaled R$ 98 (2007 - R$ 136), classified within "Other liabilities".

We consider payments of ICMS made between 1989 and 1994 to be amounts paid in error because we believe it was unconstitutional to charge ICMS on air navigation services. TAM Linhas Aéreas has filed claims against various states in Brazil to claim the amounts paid in error. Rulings on these claims are pending. The total value involved in these claims is R$ 55 million. Our policy is to only adjust the value of these claims for inflation at the time that payment in respect thereto is recorded in our financial statements.

(ii) Indemnification for losses on regulated fares

We are plaintiffs in an action filed against the Brazilian government in 1993 seeking damages for breaking-up of the economic-financial equilibrium of an air transport concession agreement as a result of having to freeze our prices from 1988 to September 1993 in order to maintain operations with the prices set by the Brazilian government during that period. The process is currently being heard before the Federal Regional Court and we are awaiting judgment on appeals we have lodged requesting clarification of the initial decision (which we challenged). The estimated value of the action is R$ 245 million, based on a calculation made by an expert witness of the court. This sum is subject to interest accruing from September 1993 and inflation since November 1994. Based on the opinion of our legal advisors and recent rulings handed down by the Supreme Court of Justice in favor of airlines in similar cases (specifically, actions filed by Transbrasil and Varig) we believe that our chance of success is probable. We have not recognized these amounts as receivable in these financial statements and will only do so when the decision is made final.

(iii) Additional airport tariffs ("ATAERO")

At 2001, TLA filed a claim addressing the legality of the additional airport tariffs ("ATAERO"), which represent an additional 50% on the tariff amount. On December 31, 2008, the amount under discussion totaled approximately R$ 641,393 (2007 - R$ 525,716), not recognized in the financial statements.

33 Related-party Transactions

The company is controlled by TAM - Empreendimentos e Participações S.A. (incorporated in Brazil), which is owned by the Amaro family, and which owns 89.26% of the Company's common shares and 24.67% of the Company's preferred shares. The remaining shares are widely held.

The following transactions were carried out with related parties:

(a) Sale and purchases of goods and services

For the year ended December 31, 2008, TAM received from Táxi Aéreo Marília S.A. ("Marília"), a company under common control, R$ 130 (2007 - R$ 820), as reimbursement for the use of its infra-structure being mainly the importation areas and human resources. This amount was credited to "cost of services rendered". TAM Marília and TAM have common indirect stockholders.

On May 11, 2007, TLA and TAM Marília agreed to share the use of a hangar located by Congonhas airport São Paulo, for a period of ten years. TLA paid R$ 15,500 upfront to TAM Marília and is entitled to use the facilities and the infra-structure of the hangar, providing the same cargo services, as those previously provided in the cargo terminal. The total amount was established based on valuation reports performed by independent companies, reflecting the economic premium obtained by the use of such a location in TAM's cargo activities. The amount recognized in the income statement for the year ended December 31, 2008 amounted to R$ 1,550 (2007 - R$ 903).

The Company and its subsidiaries signed a contract in March 2005 with TAM Milor Táxi Aéreo, Representações, Marcas e Patentes S.A. ("TAM Milor") for the right to use the "TAM" brand. This contract is valid for a term equal to the current passenger air transport concession of TAM and establishes a monthly fee, adjusted annually by the IGP-M inflation index, totaling R$ 15,429 for the year ended December 31, 2008 (2007 - R$ 14,331), recorded as "Operating expenses".

(b) Key management compensation

The key management personnel of TAM include the members of the Board of Directors, the president, vice presidents and statutory directors. Their remuneration was as follows:

	2008	2007

Salaries	9,031	9,262
Profit share and bonuses	7,326	18,197
Share-based payment	3,033	604
Other long-term benefits	476	280

	19,866	28,343

34 Consolidation Schedules

In accordance with SEC rule SX 3-10 the Company is presenting the consolidation schedules for the following entities: TAM S.A. (parent company and guarantor), TAM Linhas Aéreas S.A. (guarantor), TAM Capital (subsidiary issuer), TAM Financial 1, TAM Financial 2, TP Participações, TAM Mercosur and TAM Fidelidade (non-guarantors) .

(a) Income statement

(i) For the year ended December 31, 2008

	TAM S.A. (parent company and guarantor)	TAM Linhas. Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Others (non- -guarantors)	Consolidation adjustments	Consolidated

Revenue		10,253,235		293,990	(34,181)	10,513,044
Operating expenses	(4,006)	(9,671,416)	(134)	(243,824)	34,315	(9,885,065)

Operating profit before movements in fair value of fuel derivatives	(4,006)	581,819	(134)	50,166	134	627,979

Movements in fair value of fuel derivatives		(1,273,461)				(1,273,461)
Gains/(losses) on revaluation of aircraft recognized in the income statement		255,617				255,617

Operating (loss)/profit	(4,006)	(436,025)	(134)	50,166	134	(389,865)
Share of earnings (loss) of subsidiaries	(1,348,470)	18,221			1,330,249
Finance income	48,940	1,335,626	213,804	23,086	(211,095)	1,410,361
Finance costs	(66,265)	(2,907,168)	(393,064)	(30,080)	390,357	(3,006,220)

(Loss)/Profit before income tax	(1,369,801)	(1,989,346)	(179,394)	43,172	1,509,645	(1,985,724)
Income tax and social contribution	9,694	592,104		(7,669)		594,129

(Loss)/Profit after tax (all continuing operations)	(1,360,107)	(1,397,242)	(179,394)	35,503	1,509,645	(1,391,595)

Attributable to
Minority interest					868	868
Equity holders of TAM	(1,360,107)	(1,397,242)	(179,394)	35,503	1,508,777	(1,392,463)

(ii) For the year ended December 31, 2007

	TAM S.A. (parent company and guarantor)	TAM Linhas. Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Others (non- -guarantors)	Consolidation adjustments	Consolidated

Revenue		7,823,163		225,876	(30,220)	8,018,819
Operating expenses	(7,341)	(7,599,684)	(401)	(215,352)	32,267	(7,790,511)

Operating profit before movements in fair value of fuel derivatives	(7,341)	223,479	(401)	10,524	2,047	228,308

Movements in fair value of fuel derivatives		130,410				130,410
Gains/(losses) on revaluation of aircraft recognized in the income statement		(224,701)				(224,701)

Operating (loss)/profit	(7,341)	129,188	(401)	10,524	2,047	134,017
Share of earnings (loss) of subsidiaries	510,057	3,577	(583)	(9,842)	(503,209)
Finance income	59,561	942,082	45,105	16,027	(55,907)	1,006,868
Finance costs	(62,048)	(722,547)	(29,024)	(31,585)	90,006	(755,198)

(Loss)/Profit before income tax	500,229	352,300	15,097	(14,876)	(467,063)	385,687
Income tax and social contribution	4,900	(130,777)		(1,241)		(127,118)

(Loss)/Profit after tax (all continuing operations)	505,129	221,523	15,097	(16,117)	(467,063)	258,569

Attributable to
Minority interest					177	177
Equity holders of TAM	505,129	221,523	15,097	(16,117)	(467,240)	258,392

(b) Balance sheet

As at December 31, 2008

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Others - (non guarantors)	Consolidation adjustments	Consolidated

Assets
Non-current assets
Investments	664,549				(664,549)
Property, plant and equipment	798	9,310,708		14,665		9,326,171
Pre-delivery payments		426,224				426,224
Intangible assets		152,078			14	152,092
Deferred income tax and social contribution	15,769	244,215				259,984
Other financial assets	847	706,567	108,608	2,147	(111,291)	706,878

	681,963	10,839,792	108,608	16,812	(775,826)	10,871,349

Current assets
Trade and other receivables	47,866	1,352,902	1,580	136,917	(134,801)	1,404,464
Inventories		168,091		1,331		169,422
Non-current assets held for sale		62,134				62,134
Income taxes recoverable	26,650	84,529		9,533		120,712
Cash and cash equivalents	251,269	372,496	385	33,568	14,067	671,785
Other financial assets	156,837	1,060,274	435,653	39,582	(450,075)	1,242,271

	482,622	3,100,426	437,618	220,931	(570,809)	3,670,788

Total assets	1,164,585	13,940,218	546,226	237,743	(1,346,635)	14,542,137

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Others - (non guarantors)	Consolidation adjustments	Consolidated

Liabilities and equity

Liabilities
Non-current liabilities
Financial liabilities	500,000	6,678,873	701,100		(701,100)	7,178,873
Derivative financial instruments		107,057				107,057
Deferred income		369,210				369,210
Provisions	(30)	942,039		5,791		947,800
Other non-current liabilities	(10,563)	282,992			10,564	282,993

	489,407	8,380,171	701,100	5,791	(690,536)	8,885,933

Current liabilities
Trade and other payables	6,612	959,400		123,599	(122,058)	967,553
Deferred income		1,084,544		21,175		1,105,719
Current income tax liabilities		83,002		427		83,429
Financial liabilities	28,542	881,611	9,336		(9,336)	910,153
Derivative financial instruments		1,021,928				1,021,928
Other current liabilities	6	159,160		8,151	(18,226)	149,091

	35,160	4,189,645	9,336	153,352	(149,620)	4,237,873

Total liabilities	524,567	12,569,816	710,436	159,143	(840,156)	13,123,806

Equity
Capital and reserves attributable to equity holders of TAM S.A.
Share capital	675,497	752,727	88	43,728	(796,543)	675,497
Revaluation reserve	133,169	1,235,551		7,866	(132,121)	1,244,465
Other reserves	92,092	25,212		883	(26,095)	92,092
Retained earnings (accumulated deficit)	(260,740)	(643,088)	(164,298)	26,123	444,046	(597,957)

	640,018	1,370,402	(164,210)	78,600	(510,713)	1,414,097
Minority interest					4,234	4,234
Total equity	640,018	1,370,402	(164,210)	78,600	(506,479)	1,418,331

Total liabilities and equity	1,164,585	13,940,218	546,226	237,743	(1,346,635)	14,542,137

As at December 31, 2007

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Others (non- guarantors)	Consolidation adjustments	Consolidated

Assets
Non-current assets
Investments	1,992,691				(1,992,691)
Property, plant and equipment		4,721,929		11,138	(13)	4,733,054
Pre-delivery payments		1,024,297				1,024,297
Intangible assets		34,236			12	34,248
Deferred income tax and social contribution	6,064	6,771				12,835
Other financial assets	1,164	385,202	9,983	1,964	(12,483)	385,830

	1,999,919	6,172,435	9,983	13,102	(2,005,175)	6,190,264

Current assets
Trade and other receivables	55,797	1,192,951	1,200	63,373	(105,402)	1,207,919
Inventories		99,459		726		100,185
Non-current assets held for sale		62,286				62,286
Income taxes recoverable	16,150	62,213		8,654		87,017
Derivative financial instruments		62,967				62,967
Cash and cash equivalents	386,295	20,407	518	60,759	(1,441)	466,538
Other financial assets	125,470	2,020,057	541,950		(547,138)	2,140,339

	583,712	3,520,340	543,668	133,512	(653,981)	4,127,251

Total assets	2,583,631	9,692,775	553,651	146,614	(2,659,156)	10,317,515

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Others (non- guarantors)	Consolidation adjustments	Consolidated

Liabilities and equity

Liabilities
Non-current liabilities
Financial liabilities	500,000	3,408,700	531,390		(531,390)	3,908,700
Deferred income		357,769				357,769
Provisions	(14)	761,077		3,514	5,119	769,696
Other non-current liabilities	(5,442)	185,277			5,442	185,277

	494,544	4,712,823	531,390	3,514	(520,829)	5,221,442

Current liabilities
Trade and other payables	72,670	729,156		80,621	(77,777)	804,670
Deferred income		1,027,616		21,898		1,049,514
Current income tax liabilities		19,452		629		20,081
Financial liabilities	23,147	1,174,839	7,076		(7,076)	1,197,986
Other current liabilities	2	177,697		10,734	(57,668)	130,765

	95,819	3,128,760	7,076	113,882	(142,521)	3,203,016

	590,363	7,841,583	538,466	117,396	(663,350)	8,424,458

Equity
Capital and reserves attributable to equity holders of TAM S.A.
Share capital	675,497	659,701	88	34,288	(694,077)	675,497
Revaluation reserve	135,134	321,280		8,026	(134,892)	329,548
Other reserves	885,383	18,040		319	(18,359)	885,383
Retained earnings (accumulated deficit)	297,254	852,171	15,097	(13,415)	(1,151,107)

	1,993,268	1,851,192	15,185	29,218	(1,998,435)	1,890,428
Minority interest					2,629	2,629

Total equity	1,993,268	1,851,192	15,185	29,218	(1,995,806)	1,893,057

Total and liabilities and equity	2,583,631	9,692,775	553,651	146,614	(2,659,156)	10,317,515

(c) Cash flow statement

For the year ended December 31, 2008

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Others (non- guarantors)	Consolidation adjustments	Consolidated

Cash flows from operating activities	349	1,905,969	(167,402)	(19,015)	184,576	1,904,477
Tax paid		(58,443)				(58,443)
Interest paid	(57,393)	(246,132)				(303,525)

Net cash generated from operating activities	(57,044)	1,601,394	(167,402)	(19,015)	184,576	1,542,509

Cash flows from investing activities
Proceeds from sale of property, plant and equipment (PPE)		8,204				8,204
Purchases of property, plant and equipment (PPE)		(627,523)		4,326	(14,286)	(637,483)
Purchases of intangible assets		(133,454)			(15)	(133,469)
Deposits in guarantee
Reimbursement		106,292				106,292
Deposit made		(30,503)		(12,502)	12,502	(30,503)
Pre-delivery payments
Reimbursement		261,302				261,302
Payment		(217,688)				(217,688)

Net cash used in investing activities		(633,370)		(8,176)	(1,799)	(643,345)

Cash flows from financing activities
Purchase of treasury shares	(14,269)					(14,269)
Dividends paid to TAM's stockholders	(63,713)	(8,352)				(72,065)
Short and long-term borrowings
Issuance		208,692				208,692

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Others (non- guarantors)	Consolidation adjustments	Consolidated

Repayment		(471,390)				(471,390)
Capital element of finance leases		(340,092)				(340,092)
Repayment of debentures		(4,793)				(4,793)
Issuance of senior notes			167,269		(167,269)

Net cash used in financing activities	(77,982)	(615,935)	167,269		(167,269)	(693,917)

Increase in cash and cash equivalents, bank overdrafts and financial investments	(135,026)	352,089	(133)	(27,191)	15,508	205,247
Cash, cash equivalents, bank overdrafts and financial investments at beginning of year	386,295	20,407	518	60,759	(1,441)	466,538

Cash, cash equivalents, bank overdrafts and financial investments at end of year	251,269	372,496	385	33,568	14,067	671,785

For the year ended December 31, 2007

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Others (non- guarantors)	Consolidation adjustments	Consolidated

Cash flows from operating activities	199,651	568,717	(34,832)	38,282	(47,058)	724,760
Tax paid		(65,528)				(65,528)
Interest paid	(65,620)	(220,939)				(286,559)

Net cash generated from operating activities	134,031	282,250	(34,832)	38,282	(47,058)	372,673

Cash flows from investing activities
Proceeds from sale of property, plant and equipment (PPE)		4,558				4,558
Investments in subsidiaries	(30)				30
Purchases of property, plant and equipment (PPE)		(311,818)		4,988	(5,022)	(311,852)
Proceeds from sale of PPE
Purchases of intangible assets		(37,071)				(37,071)
Deposits in guarantee
Reimbursement		21,011				21,011
Deposit made		(65,383)				(65,383)
Pre-delivery payment
Reimbursement		401,977				401,977
Payment		(451,456)				(451,456)

Net cash used in investing activities	(30)	(438,182)		4,988	(4,992)	(438,216)

Cash flows from financing activities
Proceeds from issuance of common shares	497					497
Purchase of treasury shares
Dividends paid to TAM's stockholders	(137,106)				(523)	(137,629)
Short and long-term borrowings
Issuance		638,105				638,105

	TAM S.A. (parent company and guarantor)	TAM Linhas Aéreas S.A. (guarantor)	TAM Capital (subsidiary issuer)	Others (non- guarantors)	Consolidation adjustments	Consolidated

Repayment		(591,857)				(591,857)
Capital element of finance leases		(263,664)				(263,664)
Repayment of debentures		(19,957)				(19,957)
Issuance of senior notes		607,080				607,080
Funds obtained			607,080		(607,080)

Net cash used in financing activities	(136,609)	369,707	607,080		(607,603)	232,575

Increase (decrease) in cash, cash equivalents, bank overdrafts and financial investments	(2,608)	213,775	572,248	43,270	(659,653)	167,032

Cash, cash equivalents, bank overdrafts and financial investments at beginning of year	173,157	22,919	(571,730)	(29,037)	704,197	299,506

Cash, cash equivalents, bank overdrafts and financial investments at end of year	170,549	236,694	518	14,233	44,544	466,538

*   *   *