Form 20-F/A
TAM S.A.
filed 2009-10-01
CIK 1353691

As filed with the Securities and Exchange Commission on October 1, 2009

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
________________

FORM 20-F/A
Amendment No. 1
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

EXPLANATORY NOTE

This Amendment No. 1 to our annual report on Form 20-F for the fiscal year ended December 31, 2008, which was originally filed with the U.S. Securities and Exchange Comission on June 30, 2009 (the "Original 2008 20-F"), is being filed solely for the purposes of addressing the following items:

•  to provide the Rule 13a-14(a) certification of Mr. Líbano Miranda Barroso as Chief Financial Officer of TAM Linhas Aéreas S.A. (Exhibit 12.4); and

•  to date, and include the conformed signatures of PricewaterhouseCoopers Auditores Independentes for, the consent of PricewaterhouseCoopers Auditores Independentes (Exhibit 15.2).

This Amendment No. 1 consists of a cover page, this explanatory note, the exhibit index, as amended to reflect the items above, the signature page, currently dated certifications by the Chief Executive Officer and the Chief Financial Officer pursuant to 17 CFR 240. 15D-14(a), as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002, that are attached to this Amendment No. 1 (as Exhibits 12.1 through 12.6 and 13.1 through 13.6, respectively) and the consent of PricewaterhouseCoopers Auditores Independentes (as Exhibit 15.2).

This Amendment should be read in conjunction with the Original 2008 20-F, which continues to speak as of the date that the Original 2008 20-F was filed. Except as specifically noted above, this Amendment does not modify or update any disclosures in the Original 2008 20-F. Accordingly, this Amendment does not reflect events occuring after the filing of the Original 2008 20-F or modify or update any disclosures that may have been affected by subsequent events, including the results of operations, financial condition, cash flows or any forward-looking statements made in the Original 2008 20-F.

ITEM 19. EXHIBITS
1.1	By-laws of TAM S.A. (English translation), incorporated herein by reference from our fourth pre-effective amendment to our Registration Statement on Form F-1, filed February 17, 2006, File No. 333-131938.

1.2	By-laws of TAM Linhas Aéreas S.A. (English translation), incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, filed October 29, 2007, File No. 1 333-145838-01.

1.3	By-laws of TAM Capital Inc. (English translation), incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, filed October 29, 2007, File No. 1 333-145838-02.

2.1	Form of Deposit Agreement among TAM S.A., JPMorgan Chase Bank, N.A., as depositary, and the Holders from time to time of American Depositary Shares issued thereunder, including the form of American Depositary Receipts, incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

2.2	Indenture dated as of April 25, 2007 among TAM Capital Inc., Tam S.A., TAM Linhas Aéreas S.A., The Bank of New York and The Bank of New York (Luxembourg) S.A., incorporated herein by reference from our second pre-effective amendment to our Registration Statement on Form F-4, File No. 333-131938.

2.3	Shareholders’ Agreement entered into by certain key shareholders of TAM S.A., dated August 27, 2007, incorporated herein by reference from our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed June 30, 2009, File No. 333-131938.

4.1	A320 Family Purchase Agreement, dated March 19, 1998, between Airbus S.A.S. (formerly known as Airbus Industrie GIE) and TAM Linhas Aéreas S.A. (formerly known as TAM Transportes Aéreas Meridionais S/A and as successor in interest in TAM-Transportes Aéreas Regionais S.A.), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.2	A350 Family Purchase Agreement, dated December 20, 2005, between Airbus S.A.S. and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.3	Tay Engine Maintenance Agreement, dated September 14, 2000, between TAM Linhas Aéreas S.A. and MTU Motoren-und Turbinen-Union Muchen GmbH, incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.4	V2500 Maintenance Agreement, dated September 14, 2000, between TAM Transportes Aéreos Regionais S.A. (incorporated by TAM Linhas Aéreas S.A.) and MTU Maintenance Hannover GmbH (MTU), incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.5	PW4168A Maintenance Service Agreement, dated September 14, 2000, between TAM Linhas Aéreas S.A. and United Technologies International, Inc., Pratt & Whitney Division, incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.6	Novation and Amendment Agreement, dated November 8, 2001, between Rolls-Royce, MTU Aero Engines GmbH and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

Table of Contents

4.7	General Terms Agreement N° GE-00-0059, dated May 2001, among General Electric Company, GE Engine Services Distribution LLC and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

4.8	General Services Agreement, dated October 3, 2003, between Sabre Travel Information Limited and TAM Linhas Aéreas S.A., incorporated herein by reference from our sixth pre-effective amendment to our Registration Statement on Form F-1, filed March 2, 2006, File No. 333-131938.

8.1	List of subsidiaries, incorporated herein by reference from our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed June 30, 2009, File No. 333-131938.

12.1	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of TAM S.A.

12.2	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of TAM S.A.

12.3	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of TAM Linhas Aéreas S.A.

12.4	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of TAM Linhas Aéreas S.A.

12.5	Rule 13a-14(a)/15d-14(a) Certification of Chief Executive Officer of TAM Capital Inc.

12.6	Rule 13a-14(a)/15d-14(a) Certification of Chief Financial Officer of TAM Capital Inc.

13.1	Section 1350 Certification of Chief Executive Officer of TAM S.A.

13.2	Section 1350 Certification of Chief Financial Officer of TAM S.A.

13.3	Section 1350 Certification of Chief Executive Officer of TAM Linhas Aéreas S.A.

13.4	Section 1350 Certification of Chief Financial Officer of TAM Linhas Aéreas S.A.

13.5	Section 1350 Certification of Chief Executive Officer of TAM Capital Inc.

13.6	Section 1350 Certification of Chief Financial Officer of TAM Capital Inc.

15.1	Consent of Engeval Engenharia de Avaliações S/C Ltda, incorporated herein by reference from our Annual Report on Form 20-F for the fiscal year ended December 31, 2008, filed June 30, 2009, File No. 333-131938.

15.2	Consent of PricewaterhouseCoopers.

Table of Contents

SIGNATURES

     The Registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this amended annual report on its behalf.

TAM S.A.

By: /s/ David Barioni Neto
Name: David Barioni Neto
Title: Chief Executive Officer
Date: October 1, 2009

TAM LINHAS AÉREAS S.A.

By: /s/ David Barioni Neto
Name: David Barioni Neto
Title: Chief Executive Officer
Date: October 1, 2009

TAM CAPITAL INC.

By: /s/ David Barioni Neto
Name: David Barioni Neto
Title: Chief Executive Officer
Date: October 1, 2009